SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated September 25, 2008 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: September 25, 2008

LETTER OF OFFER

Dated September 18, 2008

For Ordinary Shareholders of the Company only

(The Company was originally incorporated as Tata Locomotive and Engineering Company Limited on September 1, 1945

under the Indian Companies Act, 1913. For details of changes in the name of the Company, see “Certain Corporate Matters”

on page 91 of this Letter of Offer)

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: (91 22) 6665 8282 Fax: (91 22) 6665 7799

Company Secretary and Compliance Officer: Mr. H.K. Sethna

Email: inv_rel@tatamotors.com Website: www.tatamotors.com

FOR PRIVATE CIRCULATION TO THE ORDINARY SHAREHOLDERS OF THE COMPANY ONLY

LETTER OF OFFER

SIMULTANEOUS BUT UNLINKED ISSUE OF 64,276,164 ORDINARY SHARES OF RS. 10 EACH AT A PREMIUM OF RS. 330 PER ORDINARY SHARE AGGREGATING RS. 21,853.9 MILLION IN THE RATIO OF ONE ORDINARY SHARE FOR EVERY SIX ORDINARY SHARES HELD ON THE RECORD DATE I.E. SEPTEMBER 16, 2008 AND 64,276,164 ‘A’ ORDINARY SHARES OF RS. 10 EACH AT A PREMIUM OF RS. 295 PER ‘A’ ORDINARY SHARE AGGREGATING RS. 19,604.2 MILLION IN THE RATIO OF ONE ‘A’ ORDINARY SHARE FOR EVERY SIX ORDINARY SHARES HELD ON THE RECORD DATE (THE “ISSUE”). THE ISSUE PRICE OF THE ORDINARY SHARES IS 34.0 TIMES THE FACE VALUE OF THE ORDINARY SHARES. THE ISSUE PRICE OF THE ‘A’ ORDINARY SHARES IS 30.5 TIMES THE FACE VALUE OF THE ‘A’ ORDINARY SHARES. TOTAL PROCEEDS FROM THE ISSUE OF ORDINARY SHARES AND ‘A’ ORDINARY SHARES WOULD AGGREGATE TO RS. 41,458.1 MILLION.

GENERAL RISKS

Investments in equity and equity related securities involve a degree of risk and Investors should not invest any funds in this Issue unless they can afford to take the risk of losing their investment. For taking an investment decision, Investors must rely on their own examination of the Issuer and the Issue including the risks involved. The securities have not been recommended or approved by the Securities and Exchange Board of India (“SEBI”) nor does SEBI guarantee the accuracy or adequacy of this document. This being a fast track issue under clause 2.1.2A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, the Company has filed this Letter of Offer with the Designated Stock Exchange with a copy to SEBI. Investors are advised to refer to “Risk Factors” on page xii of this Letter of Offer before making an investment in this Issue.

ISSUER’S ABSOLUTE RESPONSIBILITY

The Issuer, having made all reasonable inquiries, accepts responsibility for and confirms that this Letter of Offer contains all information with regard to the Issuer and the Issue, which is material in the context of this Issue, that the information contained in this Letter of Offer is true and correct in all material respects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other material facts, the omission of which makes this Letter of Offer as a whole or any such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The existing Ordinary Shares of the Company are listed on the Bombay Stock Exchange Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). The Company has received “in-principle” approvals from the BSE and the NSE for listing the Ordinary Shares and ‘A’ Ordinary Shares arising from this Issue by their letters dated September 5, 2008 and September 12, 2008 respectively. For the purposes of the Issue, the Designated Stock Exchange shall be the BSE.

GLOBAL COORDINATORS AND LEAD MANAGERS TO THE ISSUE

JM Financial Consultants Private Limited

141, Maker Chamber III, Nariman Point, Mumbai 400 021

Tel: (91 22) 6630 3030

Fax: (91 22) 2204 7185

E-mail: tatamotors.rights@jmfinancial.in

Contact Person: Mr. Adithya Anand

Website: www.jmfinancial.in

SEBI Registration No.: INM000010361

ICICI Securities Limited

ICICI Centre, H.T. Parekh Marg, Churchgate, Mumbai 400 020

Tel: (91 22) 2288 2460

Fax: (91 22) 2282 6580

E-mail: tatamotors_rights@isecltd.com

Contact Person: Mr. Rajiv Poddar

Website: www.icicisecurities.com

SEBI Registration No.: INM000011179

LEAD MANAGERS TO THE ISSUE	REGISTRAR TO THE ISSUE

Citigroup Global Markets India Private Limited

12th Floor, Bakhtawar,

Nariman Point, Mumbai 400 021

Tel: (91 22) 6631 9999

Fax: (91 22) 6646 6370

Email: tml.rights@citi.com

Contact Person: Mr. Anuj Mithani

Website: www.citibank.co.in

SEBI Registration. No.: INM000010718

J.P. Morgan India Private Limited

9th Floor, Mafatlal Centre,

Nariman Point, Mumbai 400 021

Tel: 91 (22) 2285 5666

Fax: 91 (22) 6639 3091

Email: tatamotors_rights@jpmorgan.com

Contact Person: Mr. Sagarnil Pal

Website: www.jpmipl.com

SEBI Registration No.: INM000002970

Intime Spectrum Registry Limited

C 13, Pannalal Silk Mills Compound

LBS Marg, Bhandup (West), Mumbai 400 078

Tel: (91 22) 2596 7796, Toll Free: 1800 22 7796

Fax: (91 22) 2596 0328

Email: tml-rights@intimespectrum.com

Contact Person: Mr. Vishwas Attavar

Website: www.intimespectrum.com

SEBI Regn. No. INR 000003761

ISSUE PROGRAMME

ISSUE OPENS ON	LAST DATE FOR REQUEST FOR SPLIT APPLICATION FORMS	ISSUE CLOSES ON
SEPTEMBER 29, 2008	OCTOBER 10, 2008	OCTOBER 20, 2008

NOTICE TO OVERSEAS SHAREHOLDERS

The distribution of this Letter of Offer and the Issue may be restricted by law in certain jurisdictions. Persons into whose possession this Letter of Offer may come are required to inform themselves about and observe such restrictions. The Company is making this Issue on a rights basis to the Ordinary Shareholders of the Company and will dispatch the Letter of Offer/Abridged Letter of Offer and CAFs to such shareholders who have an Indian address.

This Letter of Offer does not constitute and may not be used for in connection with an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. In particular, no action has been or will be taken by the Company or the Lead Managers to permit an offering of Ordinary Shares and ‘A’ Ordinary Shares (collectively the “Securities”) or distribution of this Letter of Offer in any jurisdiction, other than India, where action for that purpose is required. Accordingly, the Securities may not be offered or sold, directly or indirectly, and neither this Letter of Offer nor any offering material in connection with the Securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons receiving a copy of this Letter of Offer should not distribute or send the same in any jurisdiction where to do so would or may contravene local laws or regulations. If this Letter of Offer is received by any person in any such territory, or by their agent or nominee, they must not seek to subscribe to the Securities or the rights entitlements referred to in this Letter of Offer.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold within the United States or to US persons except in transactions not requiring registration thereunder. Any CAFs bearing an address in the United States will not be accepted. The depositary for the Company’s ADSs will seek to dispose of the Rights Entitlements in respect of the Ordinary Shares represented by such ADSs and distribute any resulting net proceeds to ADS holders in accordance with the ADS deposit agreement.

i

DEFINITIONS AND ABBREVIATIONS

Definitions of certain capitalized terms used in this Letter of Offer are set forth below:

DEFINITIONS

Term	Description
“we”, “us”, “our”, “the Company” or “our Company” “the Issuer” “Tata Motors” or “TML”	Unless the context requires, refers to Tata Motors Limited and its Subsidiaries on a consolidated basis as described in this Letter of Offer
Unless the context requires, refers to Tata Motors Limited, a public limited company incorporated under the provisions of the Indian Companies Act, 1913 having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 on a standalone basis

Jaguar Land Rover	Unless the context otherwise requires, refers to the Jaguar and Land Rover business acquired by the Company from Ford with effect from June 2, 2008

COMPANY RELATED TERMS

Term	Description
Acquisition	The acquisition of the Jaguar and Land Rover business by the Company from Ford with effect from June 2, 2008

Articles/Articles of Association	The articles of association of the Company

Auditors	The statutory auditors of the Company, namely Deloitte Haskins & Sells

Board/Board of Directors	The Board of Directors of the Company

Chairman	The chairman of the Board of Directors, namely, Mr. Ratan N. Tata, a resident of India

Committee of Directors	The Committee of Directors authorised by the Board of Directors of the Company to decide the terms of the Issue

Director(s)	Director(s) of the Company, unless otherwise specified

Ford	Ford Motor Company, including its subsidiaries and its associate companies

JEPP	Jaguar Executive Pension Plan

JPP	Jaguar Pension Plan

LRPS	Land Rover Pension Scheme

Memorandum/Memorandum of Association	The memorandum of association of the Company

Promoter	The promoter of the Company, namely, Tata Sons Limited

Registered Office	The registered office of the Company, located at Bombay House, 24, Homi Mody Street, Mumbai 400 001

Subsidiaries	The subsidiaries of the Company

Tata Companies	Those company(ies) and/or entities which are covered under Explanation II to Clause 6.8.3.2 of the SEBI Guidelines and listed in “Promoter” on page 110 of this Letter of Offer.

ISSUE RELATED TERMS

Term	Description
‘A’ Ordinary Shareholder	A holder of ‘A’ Ordinary Shares

‘A’ Ordinary Shares	The ordinary shares of the Company of Rs. 10 each, with differential rights as to voting and dividend. For a description of the rights relating to ‘A’ Ordinary Shares, see “Terms of the Present Issue - Principal Terms of the Securities - ‘A’ Ordinary Shares - Rights of ‘A’ Ordinary Shareholders” on page 244 of this Letter of Offer

Abridged Letter of Offer	The abridged letter of offer to be sent to the eligible Ordinary Shareholders of the Company with respect to this Issue in accordance with SEBI Guidelines

Application Supported by Blocked Amount/ ASBA	The application (whether physical or electronic) used by an Investors to make a Bid authorizing the SCSB to block the Bid Amount in their specified bank account

Business Day	Any day, other than a Saturday or a Sunday, on which commercial banks in Mumbai are open for business

Bankers to the Issue	HDFC Bank Limited and Citibank N.A.

Citi	Citigroup Global Markets India Private Limited

Composite Application Form/CAF	The form used by an Investor to make an application for allotment of Ordinary Shares or ‘A’ Ordinary Shares, as the case may be, in the Issue. Separate CAFs are being despatched for Ordinary Shares and ‘A’ Ordinary Shares

Consolidated Certificate	In case of physical certificates, the Company would issue separate certificate for the Ordinary Shares and ‘A’ Ordinary Shares, as the case may be, allotted to one folio

Compliance Officer	Mr. H.K. Sethna, Company Secretary

Designated Stock Exchange	BSE

Global Coordinators and Lead Managers	JM Financial Consultants Private Limited and ICICI Securities Limited

Investor(s)	The Ordinary Shareholders of the Company on the Record Date, i.e. September 16, 2008 and the Renouncees

I-Sec	ICICI Securities Limited

Issue	Simultaneous but unlinked issue of 64,276,164 Ordinary Shares of Rs. 10 each at a premium of Rs. 330 per Ordinary Share aggregating Rs. 21,853.9 million in the ratio of one Ordinary Share for every six Ordinary Shares held on the Record Date i.e. September 16, 2008; and 64,276,164 ‘A’ Ordinary Shares of Rs. 10 each at a premium of Rs. 295 per ‘A’ Ordinary Share aggregating Rs. 19,604.2 million in the ratio of one ‘A’ Ordinary Share for every six Ordinary Shares held on the Record Date

Issue Closing Date	October 20, 2008

Issue Opening Date	September 29, 2008

Issue Price	Rs. 340 per Ordinary Share Rs. 305 per ‘A’ Ordinary Share

Issue Proceeds	The proceeds of the Issue that are available to the Company

JM Financial	JM Financial Consultants Private Limited

JP Morgan	J.P. Morgan India Private Limited

Lead Managers	Collectively, the Global Coordinators and Lead Managers and Citigroup Global Markets India Private Limited and J.P. Morgan India Private Limited, and individually, any one of them

Term	Description
Letter of Offer	This letter of offer dated September 18, 2008 filed with the Designated Stock Exchange with a copy to SEBI

Ordinary Shareholder	A holder of Ordinary Shares

Ordinary Shares	The ordinary share(s) of the Company of Rs. 10 each

Record Date	September 16, 2008

Refund through electronic transfer of funds	Refunds through ECS, Direct Credit, RTGS or NEFT, as applicable

Registrar to the Issue	Intime Spectrum Registry Limited

Renouncee(s)	Any person(s) who has/have acquired Rights Entitlements from Ordinary Shareholders

Rights Entitlement	The number of Ordinary Shares and ‘A’ Ordinary Shares that an Ordinary Shareholder is entitled to in proportion to the number of Ordinary Shares held by the Ordinary Shareholder on the Record Date

Securities	The Ordinary Shares and ‘A’ Ordinary Shares offered in this Issue

Stock Exchange(s)	The BSE and NSE where the Ordinary Shares of the Company are presently listed, and where the Ordinary Shares and ‘A’ Ordinary Shares to be issued pursuant to the Issue are proposed to be listed

Underwriters	JM Financial Consultants Private Limited, JM Financial Services Private Limited and JM Financial Institutional Securities Private Limited

Underwriting Agreement	The agreement dated September 18, 2008 between the Company and the Underwriters

CONVENTIONAL/GENERAL TERMS

Term	Description
Act / Companies Act	The Companies Act, 1956 and amendments thereto

ADS	American Depositary Shares representing Ordinary Shares

BSC	Balance Score Card

CAGR	Compound Annual Growth Rate

Cenvat	The Central Value Added Tax

CESTAT	The Customs, Excise, Service Tax Appellate Tribunal

CII	Confederation of Indian Industry

CII-EXIM	Confederation of Indian Industry- Export Import

Criminal Procedure Code	The Criminal Procedure Code, 1973 and amendments thereto

Depositories Act	The Depositories Act, 1996 and amendments thereto

ECS	Electronic clearing service

EPS	Earnings per Share

ERP	Enterprise Resource Planning

ESI	Employees State Insurance

FCCB	Foreign Currency Convertible Bond

FCCN	Foreign Currency Convertible Notes

FEMA	Foreign Exchange Management Act, 1999

Term	Description
FERA	Foreign Exchange Regulation Act, 1973

Financial Year/Fiscal/FY	Period of twelve months ended March 31 of that particular year, unless otherwise stated

GBP	Great Britain Pound

IFRS	International Financial Reporting Standards

Indian GAAP	The generally accepted accounting principles in India

Industrial Policy	The industrial policy and guidelines issued thereunder by the Ministry of Industry, Government of India, from time to time

IPC	The Indian Penal Code, 1860 and amendments thereto

IT Act	The Income Tax Act, 1961 and amendments thereto

ITAT	Income Tax Appellate Tribunal

Modvat	Modified Value Added Tax

NAV	Net Asset Value

NEFT	National Electronic Fund Transfer

NRE Account	Non-Resident External Account

NRO Account	Non-Resident Ordinary Account

PAT	Profit after Tax

PSA	PSA Peugeot Citroen

RTGS	Real Time Gross Settlement

SEBI	Securities and Exchange Board of India

SEBI Act	The Securities and Exchange Board of India Act, 1992 and amendments thereto

SEBI Guidelines	The SEBI (Disclosure and Investor Protection) Guidelines, 2000 and amendments thereto

Securities Act	United States Securities Act of 1933, as amended

Takeover Code	SEBI (Substantial Acquisition Of Shares and Takeovers) Regulations, 1997 and amendments thereto

UK GAAP	The generally accepted accounting principles in United Kingdom

US GAAP	The generally accepted accounting principles in United States

Wealth-Tax Act	The Wealth-Tax Act, 1957 and amendments thereto

Industry Related Terms

Term	Description
ABS	Anti-lock Braking System

BIW	Body In White

Bhp	Brake horsepower

CAD/CAM/CAE/KBE/PDM	Computer Aided Design

CERs	Certified Emission Reduction

CNG	Compressed Natural Gas

CO2	Carbon Di-oxide

CV	Commercial Vehicles

v

Term	Description
DICOR	Direct Injection Common Rail

EMS	Environment Management System

ERC	Engineering Research Centre

GVW	Gross Vehicle Weight

LCV	Light Commercial Vehicles

M&HCV	Medium and Heavy Commercial Vehicles

NPI	New Product Introduction

OHS	Occupational Health and Safety

PCBU	Passenger Car Business Unit

SUV	Sport Utility Vehicle

UV	Utility Vehicles

ABBREVIATIONS

Term	Description
AGM	Annual General Meeting

AS	Accounting Standards, as issued by the Institute of Chartered Accountants of India

BSE	The Bombay Stock Exchange Limited

CARS	Convertible Alternative Reference Securities

CDSL	Central Depository Services (India) Limited

DP	Depository Participant

EGM	Extraordinary General Meeting

ESI	Employee State Insurance

FDI	Foreign Direct Investment

FI	Financial Institutions

FII(s)	Foreign Institutional Investors registered with SEBI under applicable laws

GDP	Gross Domestic Product

GOI	Government of India

HUF	Hindu Undivided Family

IC	Investment Company

ICAI	Institute of Chartered Accountants of India

IRR	Internal Rate of Return

KM	Kilometre

Mn	Million

MoU	Memorandum of Understanding

NR	Non Resident

NRI(s)	Non Resident Indian(s)

NSDL	National Securities Depository Limited

NSE	The National Stock Exchange of India Limited

OCB	Overseas Corporate Body

Term	Description
OECD	Organisation for Economic Co-operation and Development

RBI	The Reserve Bank of India

ROC	Registrar of Companies, State of Maharashtra, Mumbai

SCB	Scheduled Commercial Banks

SCSB	Self Certified Syndicate Bank

STT	Securities Transaction Tax

UTI	Unit Trust of India

US$	United States Dollar

PRESENTATION OF FINANCIAL INFORMATION AND MARKET DATA

Financial Data

Unless stated otherwise, the financial data relating to the Company in this Letter of Offer is derived from the Company’s consolidated restated financial statements and non-consolidated restated financial statements, prepared in accordance with Indian GAAP and the SEBI Guidelines which are included in this Letter of Offer and set out in the section “Auditor’s Report” on page F-1 of this Letter of Offer.

The Company’s fiscal year commences on April 1 of each year and ends on March 31 of the next year. All references to a particular fiscal year are to the 12 month period ended on March 31 of that year. On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover. Therefore, the consolidated financial statements of the Company for fiscal 2008 do not include the financial statements of Jaguar Land Rover. In addition, the combined financial information of TML as provided under “Material Developments” on page 158 of this Letter of Offer, does not include the results of Jaguar Land Rover for the period from June 2, 2008 to June 30, 2008.

Unless otherwise stated, the financial data relating to Jaguar Land Rover in this Letter of Offer is derived from Jaguar Land Rover’s unaudited summarized financial statements prepared by the Jaguar Land Rover management, which are principally based on US GAAP and are included in the Letter of Offer in the section “Summary Financial Information of Jaguar Land Rover” on page 141 of this Letter of Offer. Jaguar Land Rover’s financial year commences on January 1 of each year and ends on December 31 of that year.

In this Letter of Offer, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off, and unless otherwise specified, all financial numbers in parenthesis represent negative figures. Any percentage amounts, as set forth in the sections “Risk Factors”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Letter of Offer, unless otherwise indicated, have been prepared on the basis of the financial statements included in this Letter of Offer.

There are significant differences between Indian GAAP and US GAAP. The Company does not provide a reconciliation of the Company’s financial statements to US GAAP. Also see “Risk Factors – Risks Relating to the Acquisition of Jaguar Land Rover – Pursuant to the acquisition and due to the differences in US GAAP and Indian GAAP, our historical financials may not be comparable” on page xxv of this Letter of Offer. We urge you to consult your own advisors regarding such differences and their impact on the financial data. The degree to which the Indian GAAP and the US GAAP financial statements included in this Letter of Offer will provide meaningful financial information is entirely dependent on the reader’s familiarity with these accounting practices. Any reliance by persons not familiar with these accounting practices on the financial disclosures presented in this Letter of Offer should accordingly be limited.

All references to “India” contained in this Letter of Offer are to the Republic of India, all references to the “US” or the “U.S.” or the “USA”, or the “United States” are to the United States of America, its territories and possessions and all references to “UK” or the “U.K.” are to the United Kingdom of Great Britain and Northern Ireland, together with its territories and possessions.

Currency and units of presentation

The Company prepares and publishes its financial statements in Indian Rupees. All references to “Rupees”, “Indian Rupees”, “INR” or “Rs.” are to Indian Rupees, the official currency of the Republic of India, all references to “US$” are to United States Dollars, the official currency of the United States of America, all references to “GBP” or “£” are to Great Britain Pounds, the official currency of the United Kingdom, all references to “EURO” or “€” are to the official currency of the European Union, and all references to “JP¥” are to the official currency of Japan. Any discrepancies in any table between the total and the sums of the amounts listed are due to rounding off.

Please note:
One million is equal to	1,000,000/10 lakh
One billion is equal to	1,000 million/100 crores
One lakh/ one lac is equal to	100 thousand
One crore is equal to	10 million/100 lakhs

Exchange Rates

Rupee and United States Dollar Exchange Rates

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the Rupee and the United States Dollar (in Rupees per United States Dollar). No representation is made that the rupee amounts actually represent such United States Dollar amounts or could have been or could be converted into United States Dollars at the rates indicated, any other rate or at all.

Year ended March 31	Year/Month End	Average	High	Low
2004	43.39	45.92	47.46	43.39
2005	43.75	44.95	46.46	43.36
2006	44.61	44.28	46.33	43.30
2007	43.59	45.29	46.95	43.14
2008	39.97	40.24	43.15	39.27

Month
March 2008	39.97	40.36	40.77	39.97
April 2008	40.46	40.03	40.46	39.89
May 2008	42.59	42.13	43.15	40.55
June 2008	42.95	42.82	42.97	42.24
July 2008	42.49	42.84	43.37	41.96
August 2008	43.79	42.94	44.07	41.89

Source: Reserve Bank of India

Rupee and British Pounds Exchange Rates

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the Rupee and the British Pound Sterling (in Rupees per British Pound). No representation is made that the rupee amounts actually represent such British Pound amounts or could have been or could be converted into British Pounds at the rates indicated, any other rate or at all.

Year ended March 31	Year/Month End	Average	High	Low
2004	79.60	77.74	85.83	71.82
2005	82.09	82.95	86.08	77.94
2006	77.80	79.02	83.94	75.56
2007	85.53	85.72	88.77	77.15
2008	79.53	80.80	85.36	76.85

Month
March 2008	79.53	80.86	82.25	79.53
April 2008	79.50	79.25	79.94	78.66
May 2008	84.16	82.76	85.08	80.20
June 2008	85.62	84.13	85.62	83.26
July 2008	84.21	85.17	86.53	83.78
August 2008	80.05	81.33	84.01	80.01

Source: Reserve Bank of India

Industry and Market Data

Unless stated otherwise, industry and market data used throughout this Letter of Offer has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness are not guaranteed and their reliability cannot be assured. Although the Company believes that industry data used in this Letter of Offer is reliable, it has not been independently verified.

The extent to which the industry and market data used in this Letter of Offer is meaningful depends on the reader’s familiarity with and understanding of the methodologies used in compiling such data.

x

FORWARD LOOKING STATEMENTS

All statements contained in this Letter of Offer that are not statements of historical fact constitute ‘forward-looking statements’. Readers can identify forward-looking statements by terminology such as “may” “will”, “aim”, “is likely to result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. Similarly, statements that describe the Company’s strategies, objectives, plans or goals are also forward looking statements.

All forward looking statements (whether made by the Company or any third party) are subject to risks, uncertainties and assumptions about the Company that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from the Company’s expectations include but are not limited to:

•	general economic conditions;

•	currency and exchange rate fluctuations;

•	intensifying competition;

•	our ability to satisfy changing customer demands;

•	our ability to successfully expand into new segments and geographies;

•	our ability to address risks relating to product liability, warrants and recall costs; and

•	our ability to reduce our cost of production and increase our operational efficiency.

For a further discussion of factors that could cause the Company’s actual results to differ, see “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages xii, 49 and 119 respectively of this Letter of Offer. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated. Neither the Company nor the Lead Managers nor any of their respective affiliates or advisors have any obligation to update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition. In accordance with SEBI / Stock Exchanges requirements, the Company and Lead Managers will ensure that investors in India are informed of material developments until the time of the grant of listing and trading permission by the Stock Exchanges.

RISK FACTORS

An investment in equity involves a high degree of risk and you should not invest any funds in this Issue unless you can afford to take the risk of losing your investment. You should carefully consider all of the information in this Letter of Offer, including the risks and uncertainties described below, before making an investment. If any of the following risks, or other risks that are not currently known or are now deemed immaterial, actually occur, our business, financial condition and results of operations could suffer, the trading price of the Securities could decline and you may lose all or part of your investment. The financial and other implications or material impact of risks concerned, wherever quantifiable, have been disclosed in the risk factors mentioned below. However, there are some risk factors where the impact is not quantifiable and hence has not been disclosed below. The ordering of the risk factors is intended to facilitate ease of reading and reference and does not in any manner indicate the importance of one risk factor over another.

This Letter of Offer contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the considerations described below and elsewhere in this Letter of Offer.

You are advised to read the following risk factors carefully before making an investment in the Securities offered in this Issue. You must rely on your own examination of the Company and this Issue, including the risks and uncertainties involved. The Securities have not been recommended or approved by SEBI nor does SEBI guarantee the accuracy or adequacy of this document.

The Company, having made all reasonable inquiries, accepts responsibility for, and confirms that this Letter of Offer contains all information with regard to the Company and this Issue which is material in the context of this Issue, that the information contained in this Letter of Offer is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other material facts the omission of which make this document as a whole, or any of such information or the expression of any such opinions or intentions, misleading in any material respect.

Unless the context otherwise requires, “Company”, “we”, “us” and “our” refers to Tata Motors Limited and its consolidated Subsidiaries including Jaguar Land Rover. Except where otherwise stated, historical financial and operating data of the Company excludes Jaguar Land Rover. Unless otherwise stated, historical financial information of the Company is derived from the Company’s consolidated audited restated financial statements excluding Jaguar Land Rover under Indian GAAP. Historical financial information of Jaguar Land Rover is derived from the unaudited summarised financial statements of Jaguar Land Rover prepared by the management of Jaguar Land Rover principally based on US GAAP.

Risks associated with Our Business

1.	The Company is involved in litigation proceedings and cannot assure subscribers that it will prevail in these actions.

There are outstanding litigation proceedings against the Company, its Directors, Subsidiaries, Promoter, joint venture companies and group companies, which are incidental to the Company’s business and operations. These legal proceedings are pending at different levels of adjudication before various courts and tribunals. Should any new developments arise, such as a change in law or rulings against the Company by appellate courts or tribunals, the Company may need to make provisions in its financial statements, which could adversely impact its reported financial condition and results of operations. Furthermore, if significant claims are determined against the Company and it is required to pay all or a portion of the disputed amounts, there could be a material adverse effect on the Company’s business and profitability. The details of litigations involving the Company, Directors of the Company and its Subsidiaries are set forth below.

Cases against the Company:

•         109 cases before various High Courts

•         18 income tax appeals

•         One sales tax demand

•         285 criminal cases

•         666 civil cases

•         1057 consumer cases

•         197 industrial and labour cases

•         Four cases before the Supreme Court

•         676 motor accident claims

•         One debt recovery case

•         13 excise show cause notices

•         11 contract labour cases

•         One provident fund case

•         One miscellaneous case

Cases against the Subsidiaries:

Jaguar Cars Limited, Land Rover and its subsidiaries

•         32 product litigation cases

•         248 consumer cases

•         Five toxic tort cases

•         Six asbestos cases

•         27 dealer litigation cases

•         Five patent and trademark cases

•         92 employer’s liability claims

•         9 motor vehicle insurance claims

•         Five employment litigation

•         Five subrogation lawsuits

•         One unpaid debt cases

•         One insolvency case

•         Two class action cases

Telco Construction Equipment Company Limited	• 43 consumer cases • Six cases before MRTP

Tata Daewoo Commercial Vehicle Company Limited	• Three consumer cases • One civil case

Tata Motors Finance Limited	• 27 civil cases • 38 consumer cases • Eight criminal cases • One motor accident claim • Three arbitration proceedings

Cases against the Directors :

Ratan N. Tata	• Three cases before various High Courts • Four criminal cases • Three consumer cases • One case before MRTP Commission

N A Soonawala	• One criminal case • Two labour cases

J J Irani	• Six criminal cases

R Gopalakrishnan	• One writ petition

N N Wadia	• Seven criminal cases • One consumer case • One writ petition

S M Palia	• One criminal case • One debt recovery case

Nasser Munjee	• One criminal case

For further details, see “Outstanding Litigation and Defaults” on page 170 of this Letter of Offer.

2.	General economic conditions could have a significant adverse impact on our sales and results of operations

The Indian automotive industry is substantially affected by general economic conditions in India. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, availability of credit, level of disposable income among Indian consumers, interest rates, freight rates and fuel prices. In the past, economic slowdowns have harmed manufacturing industries including the automobile and automobile components manufacturing industry. There can be no assurance that the Indian economy will not experience a downturn, and weakening of economic activity. Increases in interest rates, increases in inflation rates and/or increases in fuel prices are examples of developments that could impact general economic conditions in India and could lead to a decline in the demand for automobiles in the Indian market as well as impact our costs, which could significantly affect our sales and future results of operations in an adverse manner. More recently, adverse changes in economic factors including slowdown in industrial production, increase in fuel prices, higher inflation, reduction in availability of vehicle financing and higher interest rates, have impacted the demand for passenger and commercial vehicles. Such factors have impacted and are likely to continue to have an impact on the sales, product mix, costs and results of operations of automotive manufacturers, including us.

In addition to India, we also have automotive operations in South Korea and recently commenced operations in Thailand. Furthermore, Jaguar Land Rover has business operations in over 165 countries including many mature markets. The worldwide automotive industry is affected significantly by general economic conditions (among other factors) over which automobile manufacturers have little control. Consumer decisions as to whether and when to make a vehicle purchase may be affected significantly by general economic conditions, including the cost of purchasing and operating a vehicle and the availability and cost of credit and fuel. In view of recent high crude oil prices and weak economic conditions in certain large auto markets such as the US and Europe, many markets are witnessing or are likely to witness steep demand contraction. Jaguar Land Rover’s strategy which consists of new product launches and expansion into growing markets such as China and Russia may not be sufficient to mitigate the decrease in demand for Jaguar Land Rover’s products in established markets, which could have a significant adverse impact on Jaguar Land Rover’s (and consequently the Company’s) financial performance. Should industry demand soften beyond our expectations because of slowing or negative economic growth in key markets or other factors, our results of operations and financial condition could be substantially adversely affected.

Furthermore, any downgrade in the sovereign debt rating of India and/or a country where we have a Subsidiary for domestic and international debt by international rating agencies may adversely impact our ability to raise additional financing and the interest rates and commercial terms on which such additional financing is available. This could have an adverse effect on our ability to obtain financing to fund our growth on favorable terms or at all and, as a result, could have a material adverse effect on our results of operations and financial condition.

3.	Intensifying competition could materially and adversely affect our sales and results of operations.

The Indian automobile industry is highly competitive. We face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets is attracting a number of international companies to India who have either established joint ventures with local partners or have established independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

As a result of our international growth strategy, we also face significant competition from global automobile manufacturers in markets outside of India, in particular for Jaguar Land Rover’s line of vehicles. The global automotive industry is intensely competitive and competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and product development time, ability to control costs, pricing, reliability, safety, fuel economy, emission requirements, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our financial condition and results of operations. Our ability to maintain our competitiveness will be fundamental to our future success in existing and new markets. There can be no assurances that we will be able to compete successfully in the global automotive industry in the future.

4.	We are subject to risks associated with expansion into new segments and geographies.

Our growth strategy relies on the expansion of our operations to new product segments in the automotive industry. As a consequence of our recent acquisition of Jaguar Land Rover, we have entered into the luxury performance car and premium all-terrain vehicle segments. Furthermore, we plan to enter new segments through investments in product development. The costs involved in entering and establishing ourselves in new segments that we are not familiar with, and expanding our operations into such segments may be higher than expected. Our products may not be accepted or we may not be successful in capturing market share in any of new product segments that we enter into which could adversely impact our results of operations.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Russia and other parts of Asia. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables through the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

5.	Our major capital projects, including our plant at Singur, may not be completed, in the timeframe or at cost levels originally anticipated, and may not achieve the intended economic results.

Currently, we are building new facilities in Singur in West Bengal and Dharwad in Karnataka, and we are expanding the capacities of our existing facilities at Pune, Jamshedpur and Lucknow. We have recently completed a new plant at Pantnagar, Uttarakhand which commenced its commercial operations in fiscal 2008. Our ability to successfully execute such projects in a timely manner is affected by factors such as delays in regulatory approvals, political unrest, technical difficulties, human, technological or other resource constraints, and may be affected by other unforeseen reasons, events or circumstances, some of which may be beyond our control.

The plant under construction at Singur is currently facing opposition due to political disputes over the process followed by the State Government in the acquisition of the land which has been leased to us by the State Government. While the land acquisition has been validated by the Calcutta High Court, the political disputes have persisted. Due to recent disturbances, we have temporarily suspended activities at the Singur site and are exploring alternative options at our existing/new sites.

Capital projects may incur significant cost overruns and may not be completed on time or at all, which may significantly affect our results of operations. In addition, as a consequence of project delays, cost overruns, changes or lack of demand for our products or for other reasons, we may not achieve the economic benefits expected of these projects and our failure to obtain expected economic benefits from these projects could adversely affect our business, financial condition and results of operations.

6.	Our future success depends on our ability to satisfy changing customer demands by offering innovative and competitive products

Our competitors can gain significant advantage if they are able to offer products satisfying customer needs earlier or better than we are able to, which could adversely impact our sales and results of operations. There can be no assurance that customers will be receptive to our products in the future or that market acceptance of our future products will meet our expectations, in which case we may be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

7.	Increases in input prices and other costs may have a material adverse impact on our results of operations.

In fiscal 2008, 2007 and 2006 consumption of raw materials, components and aggregates, including processing charges, constituted approximately 69.7%, 69.3% and 68.9% respectively, of our net sales. The principal raw materials required for the production of motor vehicles are steel sheets, plates, castings, forgings and components, assemblies and aggregates. The raw materials, components and consumables that are domestically sourced include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters and various consumables like paints, oils, thinner, welding materials, chemicals, adhesives, sealants and fuel. Certain aggregates like axles, engines, gear boxes and cabs are sourced from our Subsidiaries and associates. As a resource-intensive manufacturing operation, we are exposed to a variety of market risks, including the effects of changes in commodity prices. We monitor and manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce the potentially adverse effects on our business. Nevertheless, changes in input prices cannot always be predicted or hedged. The costs at which we procure certain of our raw materials and inputs have been impacted due to the recent increase in the prices of commodities, especially steel. In addition to cost reduction measures, we also attempt to manage such increases through increases in the prices of our products. There can be no assurance that we will be able to pass on all cost increases to our customers or that such price increases will not result in reduced sales volumes. In addition, because of intense price competition and fixed costs, we may not be able to adequately address changes in input prices even if they are foreseeable. Substantial changes in these prices could have a substantial adverse effect on our financial condition and results of operations. Furthermore, our results of operations are also impacted on account of higher depreciation charges and inflation resulting in an increase in costs including employee costs.

8.	We are subject to risks associated with our automobile financing business such as defaults by our customers which may adversely affect our results of operations and financial condition. Furthermore, our results of operation may be affected by the rising interest rates.

We are subject to the risks associated with our automobile financing business. Any defaults by our customers or inability to repay instalments when due could adversely affect our business, results of operations and cash flows. Some of our securitized pools have been downgraded recently by Indian rating agencies namely Crisil and ICRA based on performance of the portfolio including higher delinquencies. Such a downgrade in the credit ratings of the receivables pool may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption or otherwise, we may need to reduce the amount of receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

As at March 31, 2008, the Company had Rs. 115,848.7 million of secured and unsecured loans, some of which is variable rate debt. If interest rates rise, interest payable on this debt will also rise, thus increasing the cost of new financing for the Company, increasing the Company’s interest expense and hindering the Company’s ability to implement its growth strategies. Such a rise in interest rates could materially and adversely affect the Company’s results of operations and financial condition. Additionally, any increase in interest rates could lead to increased delinquencies in the Company’s vehicle finance business, which would have a material adverse impact on the Company’s results of operations and financial condition.

9.	Underperformance of our distribution channels and disruptions in our supply chain may adversely affect our sales and results of operations.

Our products are sold and serviced through a network of dealers and authorised service centers across India, and a network of distributors and local dealers in international markets. We believe that we use adequate due diligence in the selection and appointment of our dealers and distributors. We also monitor the performance of our dealers and distributors and provide them with support so as to ensure that they perform to our expectations. There can be no assurance, however, that our expectations will be met and the under-performance by our dealers or distributors could adversely affect our sales and results of operations.

We rely on third parties to supply us with the raw materials, parts and components used in the manufacture of our products. Furthermore, for some of the parts and components, we are dependent on sole suppliers. Our ability to procure supplies in a cost effective and timely manner is subject to various factors, some of which are not always within our control. During the early part of fiscal 2008, we experienced constraints in the supplies of certain components and aggregates. While we manage our supply chain as part of our vendor management process, any significant problems with our supply chain in the future could affect our results of operations in an adverse manner.

10.	Our ability to reduce our cost of production and thereby increase our operational efficiency is an essential part of our business strategy and we cannot assure you that our cost reduction measures will achieve the planned operational efficiencies we seek.

Reducing our cost of production is essential to our business strategy in a highly competitive market environment. Our cost reduction programme focuses on a combination of measures such as the effective management of our supply chain, the use of third party logistic providers, value engineering, process and productivity improvements and e-sourcing, and establishing a strategic sourcing group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase. In the past, these measures have provided us with the ability to effectively control our costs. Our measures to increase our operational efficiency may not yield similar results in the future, which may adversely affect our results of operations.

11.	We are subject to risks of assuming product liability, warranty and recall costs which may adversely affect our results of operations and financial condition.

We are subject to risks and costs associated with product liability, warranty and recall should we supply defective products, components, parts, or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition. Defects, if any, in our products could require us to undertake corrective actions or recall our products. Further, any defect in our products or after-sales services provided by authorized dealers or third parties could also result in customer claims for damages. Such actions and claims could require us to expend considerable resources in correcting these problems and could adversely affect demand for our products. Furthermore, defects in our products or spare parts may be covered under warranties provided by us.

12.	Increasing risks to the automobile industry due to rising fuel costs led by upward spiralling crude oil prices.

The recent surge in crude oil prices have increased fuel costs, which poses a significant challenge to automobile manufacturers worldwide, including us, especially in the commercial vehicle segments where fuel costs represent a significant portion of the operating costs of such vehicles.

In addition, continued or increased high prices for fuel, particularly in the US, could result in a further weakening of demand for luxury cars and SUVs. Continuation or acceleration of such a trend could materially and adversely impact Jaguar Land Rover’s (and consequently the Company’s) results of operations.

13.	Currency and exchange rate fluctuations could adversely affect our results of operations.

We import capital equipment, raw materials and components and also sell our vehicles in various countries outside of India. These transactions are denominated in foreign currencies, primarily the US Dollar and Euro. Moreover, we have outstanding foreign currency denominated debt. On account of fluctuations in foreign currencies we have experienced gains and losses on account of conversions on transactions denominated in foreign currencies and period end reporting of assets and liabilities denominated in foreign currencies. Our contracts for export vehicles and foreign currency denominated debt, and consequently our results of operations, are and will continue to be affected by the volatility in foreign exchange rates. Continued depreciation of the Indian Rupee could result in further foreign exchange losses and provisioning for outstanding foreign currency denominated debt. We also have Subsidiaries in foreign countries including the UK, South Korea and US which have reporting currencies other than Rupees, and are therefore exposed to translation risks arising out of consolidating the results of the operations of these Subsidiaries. Going forward, the consolidation of Jaguar Land Rover will also expose us to translation risks which may significantly impact our results of operations and financial condition. Additionally, the results of Jaguar Land Rover are impacted by fluctuations in the value of the British Pound against the US Dollar and other currencies of key countries where Jaguar Land Rover has operations. Although we engage in currency hedging in order to decrease our foreign exchange exposure, we have experienced and expect to continue to experience foreign exchange losses and gains, and there can be no assurance that risks arising out of fluctuations in the value of the India Rupee against the US Dollar and other major currencies can be mitigated.

14.	We are subject to risks associated with growing our business through mergers and acquisitions such as the failure to successfully integrate the merged/acquired entity with our existing business.

We have, in the past, grown in part through inorganic means such as our acquisition of TDCV, Jaguar Land Rover and merger of TFL with us, and we will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involve business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is finalized, successful integration and management of the merged/acquired entity with us, retention of key personnel, joint sales and marketing efforts, management of a larger business and diversion of management’s attention from other ongoing business concerns. If we are not able to manage these risks successfully, our results of operations could be adversely affected.

15.	Our business is seasonal in nature and a substantial decrease in our sales during certain quarters could have a material adverse impact on our financial performance.

The sales volumes and prices for our vehicles are influenced by the cyclicality and seasonality of demand for these products primarily in the Indian market. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year end. The automotive industry has been cyclical in the past and we expect this cyclicality to continue.

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom wherein the vehicle registration number changes every six months which, in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the period when the aforementioned change occurs. Most other markets are driven by introduction of new model year derivatives. Furthermore, western European markets tend to be impacted by main summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

16.	The loss, shutdown or slowdown of operations at any of the Company’s facilities or the failure of information technology systems, could have a material adverse effect on the Company’s results of operations and financial condition.

The Company’s facilities are subject to operating risks, such as the breakdown or failure of equipment, power supply interruptions, facility obsolescence or disrepair, labour disputes, natural disasters and industrial accidents. The occurrence of any of these risks could affect the Company’s operations by causing production at one or more facilities to shut down or slow down. None of the Company’s manufacturing facilities has experienced shutdowns which have had a material adverse impact on the Company’s results of operations and financial condition in the last five years. Although the Company takes reasonable precautions to minimize the risk of any significant operational problems at its facilities, no assurance can be given that one or more of the factors mentioned above will not occur, which could have a material adverse effect on the Company’s results of operations and financial condition.

Our information technology systems are a critical part of our business and help us manage key business processes such as product design and development, customer and dealer relationship management and transaction processing together with management information system. Any delays in implementing critical information management systems or technical failures associated with our information technology systems, including those caused by power failures, computer viruses or unauthorized tampering of our information technology systems, may adversely impact our ability to manufacture our products, manage our vendors and dealers and provide services to our customers. In addition, we may be subject to claims as the result of any theft or misuse of personal information stored on our systems.

17.	We may be adversely affected by labour unrest.

All of our permanent employees, other than officers and managers, in India and most of our permanent employees in South Korea and the United Kingdom, including certain officers and managers, in relation to our automotive business, are members of labour unions and are covered by wage agreements with those labour unions which have different tenures at different locations. In general, we consider our labour relations with all of our employees to be cordial. However, we may in the future be subject to labour unrest (such as a lock-out in March 2000 in our Lucknow manufacturing facility which was lifted in September 2000 upon the formation of a new union) which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lockouts at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition or results of operations may be adversely affected.

18.	Deterioration of residual values of Jaguar Land Rover vehicles can affect the result of operations of Jaguar Land Rover

A deterioration in residual values of Jaguar Land Rover products against that planned will result in higher lease rates and a corresponding reduction in customer demand. Jaguar Land Rover shares the potential cost of changes in the residual values of Jaguar Land Rover’s leased vehicles between the estimate made at the time the lease was entered into and that existing at the end of the lease period, with providers of leasing arrangements including Ford Motor Credit Company. As a result, adverse changes in the residual values of Jaguar Land Rover products could have a material adverse affect on its financial performance.

19.	Compliance with safety or emissions standards relating to our products or our manufacturing facilities, or other environmental and governmental regulation, may adversely affect our business and results of operations.

As an automotive manufacturing company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. In particular, Jaguar Land Rover has significant operations in the US and Europe which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. Furthermore, the risk remains that legislation may impose requirements in excess of what the current planned design actions can achieve. Also, there is significant potential that consumer demands will take increasing account of fuel efficiency and emissions. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

20.	The Company’s long-term success is dependent upon the services of competent and qualified employees.

The Company depends on its ability to attract, retain and motivate highly skilled and qualified people. An increasing attrition level amongst such people and our ability to attract and retain employees with the right capabilities and experience, could have a material effect on the Company’s business and operations. In addition, the success of the Company’s acquisitions may depend in part on its ability to retain management, design and engineering personnel of the acquired businesses.

21.	Certain restrictive covenants in the Company’s financing agreements may limit the Company’s operational and financial flexibility and the Company’s future results of operations and financial condition may be adversely affected if the Company is not able to comply with certain maintenance covenants contained in its financing agreements.

Some of the Company’s financing agreements and debt arrangements set limits on and/or require it to obtain lender consents before, among other things, undertaking certain projects, issuing new securities, changing management, merging, consolidating, selling significant assets, creating subsidiaries or making certain investments. In addition, certain financial covenants may limit the Company’s ability to borrow additional funds or to incur additional liens. Furthermore, the Company, through its indirect Subsidiary JaguarLandRover Limited, has borrowed US$ 3,000 million under a short term bridge loan facility to partially fund the purchase consideration for the acquisition of Jaguar Land Rover from Ford completed on June 2, 2008. See “Objects of the Issue” on page 23 of the Letter of Offer for further details on the terms of this short term bridge loan.

In the past, the Company has been able to obtain required lender consents for such activities. However, there can be no assurance that the Company will be able to obtain such consents in the future. If the Company’s financial or growth plans require such consents, and such consents are not obtained, the Company may be forced to forgo or alter its plans, which could adversely affect the Company’s results of operations and financial condition.

Certain of the Company’s financing arrangements also include covenants to maintain certain debt to equity ratios, debt to earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios. The Company cannot assure prospective investors that such covenants will not hinder the Company’s business development and growth in the future. In the event that the Company breaches these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of the Company’s financing agreements could have a material adverse effect on the Company’s results of operations and financial condition.

22.	We have yet to receive or renew certain approvals or licenses required in the ordinary course of business, and the failure to obtain them in a timely manner or at all may adversely affect our operations.

We require certain statutory and regulatory permits, licenses and approvals to operate our business. We have made renewal applications for certain approvals or licenses that have expired or that are required for our business but have not yet received these approvals or licenses. For instance, we have applied to the Jamshedpur Pollution Control Board to renew our application to authorize the Company to operate the Jamshedpur facility under the Hazardous Wastes (Management and Handling) Rules, 1989. Additionally, we have also made many applications under the Trademark Act, 1999, for registration of trademarks. For details, see “Government Approvals” on page 215 of this Letter of Offer. If we fail to obtain the necessary approvals required by us to undertake our business, or if there is any delay in getting the necessary approvals, our business and our financial condition may be materially and adversely impacted.

23.	Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject and this may have a material adverse effect on our business.

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that any claim under our insurance policies will be honoured fully or timely. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, our financial condition may be affected.

24.	The Company intends to issue additional equity interests in the Company, in which case your shareholdings may be diluted.

In addition to this simultaneous but unlinked rights issues of the Securities, the Company has obtained Shareholders approval vide postal ballot on July 14, 2008 for an issue of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount not more that US$ 1 billion, in one or more tranches. See “Capital Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing of the Jaguar Land Rover Acquisition” on pages 15 and 135, respectively, of this Letter of Offer. In the future, the Company may also issue additional equity/ equity related securities in order to, among other reasons, fund capital expenditures, acquisitions and working capital. The issuance of Ordinary Shares and/or ‘A’ Ordinary Shares by the Company, whether directly or following the exercise of rights or warrants or the conversion of convertible securities, will dilute the equity interests of the Company’s shareholders and could depress the prevailing market price of the Company’s shares. Additionally, the Company has outstanding convertible debt securities that may be converted into our equity securities and this could further dilute the equity interests of the Company’s shareholders.

25.	Tata Sons Limited, our Promoter, currently holds approximately 21.91% of the Company’s Ordinary Shares and may be in a position to influence the result of shareholders’ voting.

The Promoter of the Company is Tata Sons Limited (“Tata Sons”), which at September 12, 2008 beneficially owned approximately 21.91% of the Company’s Ordinary Shares. At the same date, Tata Sons, along with other Tata Companies and related trusts, together held approximately 33.39% of the Company’s Ordinary Shares. As a result of this Issue, Tata Sons, along with other Tata Companies and related trusts, may increase its stake in the Company as it may subscribe for additional Securities to the extent any Securities are not otherwise subscribed for in this Issue. Under Indian law, certain major corporate actions such as mergers, issuance of further ordinary shares, remuneration of directors and the winding up of the Company, require the approval of 75% of the voting power of the Company’s shares. Consequently, Tata Sons, along with other Tata Companies may be in a position to influence the result of shareholders voting in such instances.

26.	We have certain contingent liabilities not provided for which may adversely affect our financial condition.

The following table shows the Company’s consolidated contingent liabilities not provided for:

		Rs. in million As at March 31,
	Particulars	2008	2007	2006
1	(a) Claims not acknowledged as debts	4,785.9	4,090.2	2,545.0
	(b) Provision not made for income tax matters in dispute*	4,533.7	4,226.2	2,548.8
	(c) The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 million)	—	—	343.1
	(d) Liquidated damages retained by customers under negotiations for waiver	—	—	7.2

2	The claims / liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which department is in further appeal	353.4	275.1	180.8

3	Other money for which the Company is contingently liable:
	(a) In respect of bills discounted and export sales on deferred credit	7,500.0	5,292.3	6,874.3
	(b) The Company has given guarantees for liability in respect of receivables assigned by way of securitisation	10,953.7	6,381.5	1,314.7
	(c) Cash Margin / Collateral	15,813.4	3,871.5	2,793.2
	(d) In respect of retained interest in securitisation transactions	656.5	769.1	482.5
	(e) In respect of subordinated receivables	407.4	694.5	458.3
	(f) Others	150.4	50.0	64.1

*	Net of consequential relief in subsequent years.

In the event that any of these contingent liabilities materialize, our financial condition may be adversely affected. For further details, see “Outstanding Litigation and Material Developments” on page 170 of this Letter of Offer.

27.	Certain of the Company’s Subsidiaries and joint venture entities have incurred losses that might affect the future operations and financials of the Company.

Some of the Company’s Subsidiaries have incurred losses in recent years, as set forth in the table below:

	Profits/(Losses) in Rs. Million
Name of Subsidiaries	Fiscal 2008	Fiscal 2007		Fiscal 2006
Tata Motors Insurance Broking and Advisory Services Limited (formerly known as Tata Motors Insurance Services Limited)	(0.4)	(1.6)		8.1
Tata Marcopolo Motors Limited	(38.3)	(4.4	) *	N.A
Tata Motors (Thailand) Limited	(120.1)	—	**	N.A
INCAT International PLC	(7.7)	(22.8)		5.8	@
INCAT Solutions of Canada Inc	(11.6)	(8.6)		(2.5	) @
INCAT GmbH	(10.1)	7.7		2.0	#
INCAT K.K	(10.6)	(6.4)		(2.9	) @
INCAT Limited	(3.8)	30.5		34.8	@
Tata Technologies iKS (formerly known as iKnowledge Solutions Inc.)	(31.1)	(30.5)		(13.4	) @
INCAT SAS	(35.9)	(0.8)		3.7	+
INCAT (Thailand) Limited	(7.7)	(7.2)		(12.8	) @
INCAT Holdings BV	14.6	(11.8)		0.4	@
Tata Motors European Technical Centre plc.	128.0	4.1		(4.4	) #
Granted Revenue Sdn Bhd (formerly known as Tata Technologies Sdn Bhd, Malaysia)	0.8 ++	0.1		(0.0	) ##

*	for the period September 20, 2006 to March 31, 2007.

**	for the period February 28, 2007 to March 31, 2007.

@	for the six month period ended March 31, 2006.

+	for the eleven month period ended March 31, 2006.

++	for the period ended November 26, 2007.

#	for the seven month period ended March 31, 2006.

##	for the period December 1, 2005 to March 31, 2006.

	Profits/(Losses) in Rs. Million
Name of Joint Venture	Fiscal 2008		Fiscal 2007	Fiscal 2006
Fiat India Automobiles Private Limited	(897.3	)*	NA	NA

*	for the period December 28, 2007 to March 31, 2007.

We have made and may continue to make investments to our Subsidiaries and affiliates, and if the business and operations of Subsidiaries and affiliates, to whom we make such investments, deteriorate, the value of our investments may be adversely affected in the future.

In addition, on June 2, 2008, we completed the acquisition of Jaguar Land Rover. Jaguar Land Rover has reported losses in previous years, most recently for the year ended December 31, 2006. See the risk factor titled “Jaguar Land Rover had incurred losses in previous years and the combined financial performance of the Company may be affected in the future by the performance of Jaguar Land Rover” on page xxviii of this Letter of Offer.

28.	Certain Tata Companies have incurred losses in the last three years.

Some of the Tata Companies have incurred losses in the last three years as set forth in the table below:

		(In Rs. Million)
S. No.	Name	Fiscal 2008	Fiscal 2007	Fiscal 2006
1	Advinus Therapeutics Private Limited	(307.9)	(384.6)	(85.0)
2	Ahinsa Realtors Private Limited	(0.1)	—	—
3	APONLINE Limited	(2.0)	(2.7)	(14.2)
4	C-Edge Technologies Limited	—	—	(5.3)

S. No.	Name	Fiscal 2008	Fiscal 2007	Fiscal 2006
5	Computational Research Laboratories Limited	(332.5)	(56.8)	—
6	Concept Marketing & Advertising Limited	—	(0.4)	(1.3)
7	Diligenta Limited	(242.2)	(269.5)	—
8	e- Nxt Financials Limited	(86.5)	(9.9)	—
9	Ewart Investments Private Limited (Mauritius)	(0.7)	(0.1)	—
10	Exegenix Canada Inc.	(2.7)	—	—
11	Financial Network Services (H.K.) Limited	(0.5)	(2.7)	—
12	Financial Network Services Malaysia Sdn Bhd (Under Voluntary Liquidation)	(0.5)	(0.3)	—
13	Infiniti Retail Limited	(633.0)	(189.2)	—
14	MP Online Limited	(11.9)	(3.6)	—
15	Navinya Buildcon Private Limited	(0.1)	—	—
16	Panatone Finvest Limited	(191.1)	(138.8)	—
17	Pioneer Infratech Private Limited	(0.3)	—	—
18	PT Financial Network Services	—	(0.6)	—
19	Tata AIG Life Insurance Company Limited	(3,393.0)	(723.6)	(539.1)
20	Tata Business Support Services Limited	—	(173.9)	(251.7)
21	Tata Consultancy Services (Africa) (PTY) Limited	(1.1)	—	—
22	Tata Consultancy Services (China) Company Limited	(46.8)	(24.5)	—
23	Tata Consultancy Services Chile S.A.	—	—	(0.4)
24	Tata Consultancy Services De Espana S.A.	—	(56.4)	(17.5)
25	Tata Consultancy Services France SAS	—	(19.3)	—
26	Tata Consultancy Services Luxembourg S.A	—	(18.7)	—
27	Tata Consultancy Services Morocco SARL AU	(15.7)	—	—
28	Tata Consultancy Services Portugal Unipessoal Limitada	—	—	(10.9)
29	Tata Consultancy Services Sverige AB	(9.1)	—	—
30	Tata Consultancy Services Switzerland Limited	—	(18.2)	—
31	Tata Housing Development Company Limited	—	(45.3)	—
32	Tata Infotech Deutschland GmbH	(0.2)	—	(0.1)
33	Tata Internet Services Limited	—	—	(179.3)
34	Tata Pension Management Limited	(0.1)	(0.1)	—
35	Tata Realty and Infrastructure Limited	(141.8)	—	—
36	Tata Sky Limited	(8,636.9)	(8,157.7)	(531.7)
37	Tata Teleservices (Maharashtra) Limited	(1,257.4)	(3,106.1)	(5,410.6)
38	Tata Teleservices Limited	(18,137.6)	(20,625.2)	(18,718.9)
39	Tata Solution Center S.A	(134.4)	—	—
40	TCS Argentina S.A.	(9.8)	(5.2)	(3.7)
41	TCS Financial Solutions Australia Holdings Pty Limited	(14.3)	—	(21.1)
42	TCS Financial Solutions Australia Pty Limited	—	—	(127.4)
43	TCS FNS Pty. Limited	(10.8)	(0.2)	—
44	TCS Iberoamerica S.A.	—	(22.8)	—
45	TCS Inversiones Chile Limitada	—	(0.2)	(8.3)
46	TCS Italia SRL	(40.7)	(10.5)	—
47	TCS Management Pty Limited	(64.1)	—	—
48	TCS Solution Center S.A.	(134.4)	—	—
49	TRIF Gandhinagar Projects Private Limited	(0.1)	—	—
50	TRIF Hyderabad Projects Private Limited	(0.4)	—	—
51	TRIF Infrastructure Private Limited	(0.1)	—	—
52	TRIF Kochi Projects Private Limited	(0.4)	—	—
53	TRIF Kolkata Projects Private Limited	(0.4)	—	—
54	TRIF Property Development Private Limited	(0.1)	—	—
55	TRIF Real Estate and Development Private Limited	(0.3)	—	—
56	TRIF Realty Projects Private Limited	(0.3)	—	—
57	TRIF Trivandrum Projects Private Limited	(0.4)	—	—
58	TRIL Airport Developers Limited	(0.1)	—	—
59	TRIL Constructions Limited	(0.2)	—	—
60	TRIL Developers Limited	(0.5)	—	—
61	Wireless -TT Infoservices Limited	(300.0)	—	—

29.	Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the US Sarbanes-Oxley Act of 2002 and new US Securities and Exchange Commission regulations, SEBI regulations, New York Stock Exchange listing rules and Indian stock market listing regulations, have increased complexity for us. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

We will undertake management assessments of our internal controls over financial reporting in connection with each annual report that we are required to file with the appropriate authorities. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

Risks Relating to the Acquisition of Jaguar Land Rover

30.	Pursuant to the acquisition and due to the differences in US GAAP and Indian GAAP, our historical financials may not be comparable

The recent acquisition of Jaguar Land Rover will have a material impact on the Company’s future financial condition and results of operations and neither pro forma nor historical consolidated financial statements showing the combined results of operations and financial condition of the Company, including Jaguar Land Rover, have been prepared.

On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover from Ford. Therefore, the historical consolidated financial statements of the Company for the fiscal years ended on and before March 31, 2008 do not include the results of Jaguar Land Rover. Furthermore, the combined financial information of TML does not include the results of Jaguar Land Rover for the period from June 2, 2008 to June 30, 2008 and is subject to limitations as provided under “Material Developments” on page 158 of this Letter of Offer. As a result of the acquisition of Jaguar Land Rover, the Company’s financial condition and results of operations in the future will differ materially from the Company’s historical financial data included in this Letter of Offer.

This Letter of Offer includes the unaudited summarized income statement and the unaudited summarized statement of assets and liabilities of Jaguar Land Rover as at and for the years ended December 31, 2007, 2006, 2005 and 2004. In addition, the unaudited summarized income statement for the period from June 2, 2008 to June 30, 2008 and from January 1, 2008 to June 1, 2008 have also been included in the Letter of Offer. These unaudited summarized financial statements of Jaguar Land Rover have been prepared principally based on US GAAP while the financial statements of the Company have been prepared under Indian GAAP. No attempt has been made to reconcile or quantify the effect of any differences between Indian GAAP and US GAAP. Investors will need to make their own assessment as to the impact of the acquisition of Jaguar Land Rover on the Company’s future financial condition and results of operations.

Different fiscal periods may make it difficult to compare the performance and financial condition of the Company and Jaguar Land Rover or to estimate the consolidated performance of the Company in the future. In making an investment decision, prospective investors must rely upon their own examination of the Company, the terms of the offering and the financial information contained in this Letter of Offer.

31.	We have incurred a substantial amount of indebtedness in connection with the acquisition of Jaguar Land Rover, and our proposed repayment of the short term bridge loan facility availed may be delayed, any of which could adversely affect our future business performance and financial condition.

The Company acquired Jaguar Land Rover for a purchase consideration of US$ 2,300 million on cash free and debt free basis. The Company’s indirect Subsidiary JaguarLandRover Limited, borrowed US$ 3,000 million under a short term bridge loan facility to partially fund the purchase consideration for the acquisition of Jaguar Land Rover. The short term bridge loan is guaranteed by the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing of the Jaguar Land Rover Acquisition” and “Objects of the Issue” on pages 135 and 23 respectively of this Letter of Offer for further details on the acquisition of Jaguar Land Rover and short term bridge loan facility.

As at March 31, 2008, the Company had Rs. 115,848.7 million of secured and unsecured loans. The Company’s substantial level of indebtedness will increase the possibility that it may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of its indebtedness, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, materially impact the Company’s ability to pay dividends in the future; and lead to a downgrade of the Company’s credit rating by international and domestic rating agencies, thereby adversely impacting the Company’s ability to raise additional financing and the interest rates and commercial terms on which such additional financing is available. Furthermore, interest rates have been impacted due to certain monetary measures taken by RBI in order to curb inflationary pressures during the latter part of fiscal 2008 and early part of fiscal 2009, thereby increasing borrowing costs and more on account of higher indebtedness to cater to our capital expenditure and business development plan including the acquisition of Jaguar Land Rover. The Company’s long term debt rating has been recently downgraded from BB+ to BB by Standard & Poor’s, from Ba1 to Ba2 by Moody’s, from LAA+ to LAA by ICRA and from AA+ to AA- by CRISIL.

As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing of the Jaguar Land Rover Acquisition” on page 135 of this Letter of Offer, in addition to this simultaneous but unlinked rights issues of the Securities, we intend to refinance the short term bridge loan of US$ 3,000 million related to our acquisition of Jaguar Land Rover through an issuance of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount aggregating approximately US$ 500/600 million and raise the balance amount through other measures such as monetization of a part of the Company’s investments through a phased divestment of certain investments (preferably as inter-group sales wherever feasible) at prevailing market prices, and asset based lending facilities and optionally convertible loans at Jaguar Land Rover/ JaguarLandRover Limited.

The execution of our refinancing plan is subject to various risks, including, among other things: (i) the receipt of any other regulatory or corporate approvals that are necessary, (ii) market conditions, and (iii) foreign currency movements.

We cannot assure you that any of the conditions for our funding plans will be satisfied. If we or any other relevant parties are unable to satisfy any of the conditions for our funding plans or satisfy these conditions in the time frame that we expect, we may not be able to repay the short term bridge loan in respect of the Jaguar Land Rover acquisition in the time frame that we expect, which could materially adversely affect our future business performance and financial condition. In addition, our costs of borrowing depend in part on our credit ratings by international and domestic rating agencies. A downgrade of our rating for foreign or local currency borrowings could adversely impact our ability to raise the amount proposed under our funding plans through the incurrence of debt and the interest rates at which such financing alternatives may be available to us.

32.	We may fail to realize the anticipated benefits of the Jaguar Land Rover acquisition and the acquisition may also expose us to uncertainties and risks, any of which could adversely affect our future business performance and financial condition.

We believe that the Jaguar Land Rover acquisition represents an important transaction for us, allowing us to participate immediately in the luxury performance car and premium all-terrain vehicle segments, bolster our global market position, provide business diversity, improve our overall competitiveness and enable our sustainable long-term growth plan.

However, the acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors may include, among other things:

1.	difficulties in effectively managing, developing and overseeing the operations of Jaguar Land Rover, including its financial requirements, if any, information systems, policies and procedures;

2.	unforeseen contingent risks or latent liabilities relating to the acquisition that may become apparent in the future;

3.	difficulties in managing a much larger business;

4.	loss of key personnel;

5.	the lack of cooperation between Jaguar Land Rover and Ford in areas such as engine supplies, design and development;

6.	the selection of financial services partners to provide financing for Jaguar Land Rover dealers and customers, particularly in the US; and

7.	the possible deficit in Jaguar Land Rover’s pension plan.

Any of the above could adversely impact our anticipated benefits from the acquisition and could materially and adversely affect our future business performance and financial condition.

33.	We may fail to successfully integrate various Subsidiaries, divisions and properties which comprise our Jaguar Land Rover business.

Prior to the acquisition of Jaguar Land Rover by the Company, the business of Jaguar Land Rover comprised a number of subsidiaries (including national sales companies), several divisions and the Halewood facility all of which were integrated into Ford. Under the acquisition process, certain divisions relating to Jaguar Land Rover were carved out and either transferred to existing companies or to new companies formed as a part of the reorganization process. These companies together with the existing subsidiaries and the Halewood facility relating to Jaguar Land Rover were re-constituted under Jaguar Cars Limited and Land Rover which are subsidiaries of JaguarLandRover Limited, TML’s indirect Subsidiary. However, certain of these divisions relating to distribution operations in 15 countries will be transferred by Ford to Jaguar Land Rover on completion of pending formalities and receipt of local regulatory approvals.

The integration of these various subsidiaries, divisions and the Halewood facility which comprise Jaguar Land Rover presents significant challenges including integrating geographically dispersed operations, developing and improving internal administrative infrastructure, including financial, operational, communications and other internal systems, and developing and preserving a uniform culture, values and work environment. There can be no assurance that we will be able to effectively integrate Jaguar Land Rover within the expected time frame, which could adversely impact our results of operations.

34.	The summarised financial statements of Jaguar Land Rover have not been audited by an independent auditor and are subject to certain limitations.

This Letter of Offer includes the unaudited summarized income statement and the unaudited summarized statement of assets and liabilities of Jaguar Land Rover as at and for the years ended December 31, 2007, 2006, 2005 and 2004. In addition, the unaudited summarized income statement for the period from June 2, 2008 to June 30, 2008 and from January 1, 2008 to June 1, 2008 have also been included in the Letter of Offer.

Prior to the acquisition of Jaguar Land Rover by the Company, the business of Jaguar Land Rover comprised a number of subsidiaries (including national sales companies), several divisions and the Halewood facility all of which were integrated into Ford. The unaudited summarized statement of income and unaudited summarized statement of assets and liabilities in relation to Jaguar Land Rover included in the Letter of Offer have been prepared by combining the underlying management accounts of subsidiaries, divisions and the Halewood facility principally based on US GAAP. Furthermore, these unaudited financial statements have been combined based on certain assumptions that may not necessarily be in accordance with US GAAP. For further details see “Summary Financial Information of Jaguar Land Rover” on page 141 of this Letter of Offer.

In addition, these summarized financial statements have been prepared by the management of Jaguar Land Rover and have not been audited by an independent auditor.

For further information see the basis of preparation on the unaudited summarized financial statements of Jaguar Land Rover and notes forming part thereof included in “Summary Financial Information of Jaguar Land Rover” on page 141 of this Letter of Offer.

Furthermore, the unaudited summarized financial statements have been prepared by the Jaguar Land Rover management principally based on US GAAP. In accordance with US GAAP - Statement of Financial Accounting Standards No. 141, Business Combinations (“Financial Accounting Standard 141”) all tangible and intangible assets and liabilities should be revalued at fair value in the opening balance sheet following acquisition. This process has not yet been completed for Jaguar Land Rover, and therefore the financials statements of Jaguar Land Rover going forward may materially differ from the unaudited summarized statement of assets and liabilities as at December 31, 2007.

35.	Jaguar Land Rover had incurred losses in previous years and the combined financial performance of the Company may be affected in the future by the performance of Jaguar Land Rover.

Based on the unaudited summarized statement of income, although Jaguar Land Rover had earnings before interest and tax (prior to adjustments) of US$ 650 million for the year ended December 31, 2007, it has reported losses in previous years, most recently for the year ended December 31, 2006. In addition, for the period from January 1, 2008 to June 1, 2008, while Jaguar Land Rover had earnings before interest and tax (prior to adjustments) of US$ 625 million, it reported a loss after tax. For further details see “Summary Financial Information of Jaguar Land Rover” on page 141 of this Letter of Offer. The continued profitability of Jaguar Land Rover depends on successful execution of its business strategies, including sustained cost savings and successful introduction of its new models. The financial performance of the Company, including its profit margins and its operating ratios, may be affected in the future by the performance of Jaguar Land Rover.

36.	Future pension expenses at the Company’s Jaguar Land Rover operations, based on actuarial assumptions, may prove more costly than currently anticipated and the market value of assets in Jaguar Land Rover’s pension plan could decline.

Jaguar Land Rover provides pension benefits for substantially all of its employees in the United Kingdom under three defined benefit plans namely the Jaguar Pension Plan (“JPP”), Jaguar Executive Pension Plan (“JEPP”) and the Land Rover Pension Scheme (“LRPS”) (collectively, “UK Pension Plans”). A formal valuation of the liabilities must be performed by qualified actuaries (using various financial and demographic assumptions about future events) and agreed by the company and trustees every 3 years.

The UK Pension Plans were valued in 2006, following which Jaguar Land Rover and the trustees to the pension plans agreed on contributions to eliminate the deficits in these plans by 2015. The contributions were weighted towards the later part of this period. The next valuation was scheduled for 2008.

In 2007, as part of the sale process, Ford entered into agreements with the trustees of the JPP, JEPP and the LRPS, under which Ford agreed to contribute towards the deficits of the UK Pension Plans. Prior to this, the estimated deficits as at October 31, 2007, amounted to GBP 120 million for JPP, GBP 9 million for JEPP and GBP 115 million for LRPS, on a closed fund basis using similar assumptions as used for a valuation conducted in 2006. However, as per the agreement reached between Ford and the trustees, Ford contributed a total of GBP 301.5 million into the three UK Pension Plans prior to the Acquisition.

The deficits in the UK Pension Plans may have changed since October 31, 2007 given market volatility and potential changes in valuation factors. However, no formal funding valuations have been carried out since then either by the Company, Jaguar Land Rover or by the trustees. The next formal funding valuations of the UK Pension Plans are scheduled for April 2009.

In the event that the actuarially determined liabilities exceed the plans’ assets at that time, Jaguar Land Rover would have to agree on new contributions with the trustees to fund the deficit over such period of time as is agreed between Jaguar Land Rover and the trustees. Higher contributions could have an adverse effect on the financial position of Jaguar Land Rover. Some issues which could adversely affect Jaguar Land Rover’s contributions to the UK and non-UK pension plans, include, poor investment performance of pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates, changes in life expectancy assumptions and other events which make past service benefits more expensive than allowed for in the actuarial assumptions by reference to which the past contributions to the pension plans were assessed.

Additionally, Jaguar Land Rover employees in other jurisdictions are covered under local pension plans which have either been transferred directly to Jaguar Land Rover as part of the acquisition or for which Jaguar Land Rover is in the process of negotiating pension benefits and establishing new pension plans.

For more information, see “Business – The Jaguar Land Rover Business – Pensions” on page 74 of this Letter of Offer.

37.	Jaguar Land Rover has entered into supply and transitional services agreements with Ford and certain other third parties for critical components and other corporate services, and any disruption of such transitional services could have a material adverse impact on the operations and financial position of Jaguar Land Rover.

Under Ford ownership, Jaguar Land Rover has been dependent on Ford for critical components such as engines, technology and other corporate services. In this regard,

1.	Long term agreements have been entered with Ford for technology sharing and joint development providing technical support across a range of technologies focussed mainly around powertrain engineering such that Jaguar Land Rover may continue to operate according to its existing business plan;

2.	Supply Agreements, ranging for a duration of seven to nine years, were entered into with Ford for (i) the long term supply of engines developed by Ford, (ii) engines developed by Jaguar Land Rover but manufactured at Ford plants and (iii) engines from Ford-PSA cooperation;

3.	Transitional Support Agreements of varying durations of up to 18 months were entered into with Ford for support in areas such as information technology, accounting and treasury services, marketing and purchasing services; and

4.	Ford Motor Credit Company (“Ford Motor Credit”) will continue to provide consumer and wholesale credit support to the dealers and customers of Jaguar Land Rover for up to 12 months in various markets following our acquisition of Jaguar Land Rover.

There can be no assurance that all elements of the transition of Jaguar Land Rover from Ford will be effected smoothly, even with these transitional arrangements in place. A disruption in any of these services may adversely impact our operations and financial performance and result in a delay of the anticipated benefits we expect to realize from the acquisition.

In particular, the length and extent of the arrangements with Ford and Ford Motor Credit directly and PSA indirectly mean that Jaguar Land Rover has a significant counterparty risk in relation to those entities and default in performance by any of them, whether operational, quality related, financial or solvency related, could have a material impact on Jaguar Land Rover’s operations and financial performance and result in a delay of the anticipated benefits we expect to realize from the acquisition.

Furthermore, the supply agreements contain certain volume commitments that could have an adverse affect on Jaguar Land Rover’s financial performance should the volume of purchase under such arrangements fall below certain levels.

Risks associated with the ‘A’ Ordinary Shares

38.	The implementation of rights relating to ‘A’ Ordinary Shares has not been demonstrated and SEBI or other regulatory authorities may, in the future, issue new rules or guidelines relating to equity shares with differential rights as to voting and dividends.

The issuance of the ‘A’ Ordinary Shares on a rights basis in this Issue is being made by the Company, inter alia, under the provisions of the Companies Act, the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001 (the “DVR Rules”) and the provisions of our Articles of Association. This is the first issuance of ‘A’ Ordinary Shares by the Company and there are few comparable instances of issuances of equity shares with differential rights as to voting and dividend by Indian listed companies of our market capitalization and size. While we believe that the Company is sufficiently empowered under the Companies Act, the DVR Rules and the provisions of our Articles of Association to issue Ordinary Shares with differential voting rights, the implementation of the rights pertaining to ‘A’ Ordinary Shares has not been demonstrated nor is there any regulatory or judicial guidance in relation to these rights. In addition, as per a press release dated August 29, 2008 released by the Government of India, the Companies Bill, 2008 proposes to introduce certain amendments to the regulatory regime governing shares with differential rights as to dividend and / or voting rights, which may adversely affect the rights of the holders of the ‘A’ Ordinary Shares. However, the Companies Bill, 2008 has not been placed before the Parliament as yet and the actual provisions of the Companies Bill, 2008 could be different from those described in the aforesaid press release.

In the event any regulatory or judicial authority were to issue rules or guidelines relating to equity shares with differential rights as to voting and dividends by Indian listed companies, the terms of the Issue, including the rights of ‘A’ Ordinary Shareholders, may have to be varied. Further, pursuant to any such new rules or guidelines or otherwise, a shareholder or third party may dispute the issuance of the ‘A’ Ordinary Shares and/or rights pertaining thereto. Investors are advised to make their own judgment about investment in ‘A’ Ordinary Shares. It may be noted that the Issue Price of ‘A’ Ordinary Shares is lower than the Issue Price of Ordinary Shares.

Further, the question of issuance of equity shares with differential voting rights is under consideration by the Company Law Board and/or the Central Government in a case unconnected with the Company and this Issue. In the event the outcome in any such unconnected matter requires any changes in the terms of this Issue and/or the right pertaining to the ‘A’ Ordinary Shares, the Company shall take appropriate legal and regulatory steps as may be required.

For a description of rights relating to ‘A’ Ordinary Shares, see “Terms of the Present Issue – Principal Terms of the Securities – ‘A’ Ordinary Shares – Rights of ‘A’ Ordinary Shareholders” on page 244 of this Letter of Offer.

39.	The rights of the ‘A’ Ordinary Shareholders against the Company or vis-à-vis other Ordinary Shareholders may be contested.

Our Articles of Association provide that the ‘A’ Ordinary Shareholders will mutatis mutandis enjoy all rights and privileges that are enjoyed by Ordinary Shareholders in law and under the Articles of Association, except as to voting and dividend or as provided in the Articles of Association or as may be permitted under applicable law from time to time. Whilst we believe that these rights, including rights against the Company and vis-à-vis other Ordinary Shareholders are enforceable, there is no assurance that the same will not be contested or that the enforceability of the same will be upheld. For instance, the rights of the ‘A’ Ordinary Shareholders: (i) to receive dividends at a rate greater than the rate of dividend declared on Ordinary Shares, (ii) to attend general meetings and class meetings, as a part of the same class as Ordinary Shareholders and exercise differential voting rights, unless prohibited by law, in person or by proxy, (iii) to receive offers for rights shares and be allotted bonus shares, if announced in the same proportion as the Ordinary Shareholders in any rights issue or bonus issue made by the Company, or (iv) to receive an offer in the same proportion as offered to the Ordinary Shareholders in any buy-back offer made by the Company, in accordance with the SEBI (Buy-Back) of Securities Regulations, 1998 and other applicable laws, may be challenged.

Further, there is no regulatory or judicial guidance in relation to the rights attached to the ‘A’ Ordinary Shares. A regulatory or judicial authority may interpret the provisions in our Articles of Association and applicable law in relation to the ‘A’ Ordinary Shares in a manner that is less favourable to the ‘A’ Ordinary Shareholders than contemplated by the Company and included in its Articles of Association. There is no assurance that the Company or the ‘A’ Ordinary Shareholders will be successful in defending any such challenge. In any such event, the rights and interests of ‘A’ Ordinary Shareholders may be at risk and may affect the price and tradability of the ‘A’ Ordinary Shares.

40.	The ‘A’ Ordinary Shareholders may not be able to enforce certain of their rights in respect of third party actions.

As stated above, our Articles of Association provide that the ‘A’ Ordinary Shareholders will mutatis mutandis enjoy all rights, and privileges that are enjoyed by Ordinary Shareholders in law and under the Articles of Association, except as to voting and dividend or as provided in the Articles of Association or as may be permitted under applicable law from time to time. These rights of ‘A’ Ordinary Shareholders include rights in relation to certain third party actions and rights against the Company and vis-à-vis other Ordinary Shareholders. Whilst we believe that the rights in respect of third party actions are available to the ‘A’ Ordinary Shareholders and have been provided for in our Articles of Association, the implementation of these rights has not been demonstrated. Further, there is no regulatory or judicial guidance in relation to these rights. These include the rights of the ‘A’ Ordinary Shareholders (i) in an amalgamation or merger of the Company, (ii) in an open offer under the Takeover Code, or (iii) in the event of delisting of any of the Securities. There is no assurance that the rights of the ‘A’ Ordinary Shareholders in respect of third party actions will be enforceable against the third parties.

If any of the aforesaid rights, or other rights of the ‘A’ Ordinary Shareholders in respect of third party actions, are held to be unenforceable or given a more restrictive interpretation, the rights and interests of ‘A’ Ordinary Shareholders may be at risk and may affect the price and tradability of the ‘A’ Ordinary Shares.

41.	There is no existing market for the ‘A’ Ordinary Shares and an active market for the ‘A’ Ordinary Shares has to develop, which may adversely affect the price of the ‘A’ Ordinary Shares.

The ‘A’ Ordinary Shares are a new issue of securities for which there is currently no trading market. In-principle approval has been received from the BSE and the NSE for the listing of the ‘A’ Ordinary Shares. No assurance can be given that an active trading market, the ability of holders to sell their ‘A’ Ordinary Shares or the price at which the ‘A’ Ordinary Shares may be sold. If an active market for the ‘A’ Ordinary Shares fails to develop or be sustained, the trading price of the ‘A’ Ordinary Shares could be adversely affected.

The price at which the ‘A’ Ordinary Shares will trade depends on many factors, including: (i) the market price of the Ordinary Shares; (ii) the market for similar securities; (iii) general economic conditions; and (iv) the Company’s financial condition, results of operations and future prospects. Investors should note that the trading price of ‘A’ Ordinary Shares may be different from the trading price of Ordinary Shares and the price at which the existing Ordinary Shares trade should not be taken as an indication of the price at which the ‘A’ Ordinary Shares will trade upon listing.

Risks associated with Investments in an Indian Company

42.	Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

Our business may be adversely affected by a war, terrorist attacks, regional conflicts and other acts of violence. Such acts of violence or terrorism could have a direct negative impact on us or an indirect impact on us by, for example, affecting our customers, the financial markets or the economies in which we operate.

India has from time to time experienced social and civil unrest and hostilities, including terrorist attacks and riots and armed conflict with neighbouring countries. Events of this nature in the future could have a material adverse effect on our ability to develop our business. As a result, our business, results of operations and financial condition may be materially adversely affected.

43.	Financial instability in financial markets could materially and adversely affect the Company’s results of operations and financial condition.

The Indian financial market and the Indian economy are influenced by economic and market conditions in other countries, particularly in Asian emerging market countries. Financial turmoil in US, Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss in investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy

44.	The extent and reliability of Indian infrastructure could adversely impact the Company’s results of operations and financial condition.

India’s physical infrastructure is less developed than that of many developed nations and problems with its port, rail and road networks, electricity grid, communication systems or any other public facility could disrupt the Company’s normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of goods and supplies, and add costs to doing business in India. These problems could interrupt the Company’s business operations, which could have a material adverse effect on the Company’s results of operations and financial condition.

45.	Changes in policies of the Government of India could adversely impact the Company’s results of operations and financial condition.

A significant proportion of the Company’s production facilities are located in India, and a significant portion of its revenue is derived from sales of its products in the Indian market. Consequently, the Company itself, and the market price and liquidity of its shares, may be affected by policy changes in India. For example, the imposition of foreign exchange controls, rising interest rates, increases in taxation or the creation of new regulations could have a detrimental effect on the Indian economy generally and the Company in particular.

Political instability or a change in economic liberalization and deregulation policies could seriously harm business and economic conditions in India generally and our business in particular.

The Government of India has in recent years sought to implement economic reforms, and the current Government has implemented policies and undertaken initiatives that continue the economic liberalization policies pursued by previous Governments. For example, the Indian Government has announced its general intention to continue India’s current economic and financial sector deregulation policies and encourage infrastructure projects. However, the roles of the Government of India and the State Governments in the Indian economy as producers, consumers and regulators have remained significant and there can be no assurance that liberalization policies will continue in the future. Any significant change in such liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the Company’s results of operations and financial condition in particular. Furthermore, we are also impacted by political instability in the states where we operate.

Furthermore, India’s obligation under its World Trade Organisation Agreement could lower the present level of tariffs on imports of components and vehicles particularly with respect to cars in completely built units and/or completely knocked down units, which could adversely affect our sales and results of operations.

46.	If natural disasters occur in India, our results of operations and financial condition could be adversely affected.

India has experienced floods, earthquakes, tsunamis, cyclones and droughts in recent years. Such natural catastrophes could disrupt our operations, production capabilities, distribution chains or damage our facilities located in India. For example, in December 2004, Southeast Asia, including the eastern coast of India, experienced a tsunami and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which caused significant loss of life and property damage.

Additionally, in the event of a drought, the State Governments in which our facilities are located could cut or limit the supply of water to our facilities, thus adversely affecting our production capabilities, and reducing the volume of products we can manufacture and consequently reducing our revenues. We cannot assure prospective investors that such events will not occur in the future, or that our results of operations and financial condition will not be adversely affected.

47.	A third party could be prevented or deterred from acquiring control of the Company because of the takeover regulations under Indian law.

There are provisions in Indian law that may delay, deter or prevent a future takeover or change in control of the Company. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of the Company. Consequently, even if a potential takeover of the Company would result in the purchase of the equity shares at a premium to their market price or would otherwise be beneficial to shareholders, it is possible that such a takeover would not be attempted or consummated because of Indian takeover regulations.

48.	The market value of an investor’s investment may fluctuate due to the volatility of the Indian securities markets.

Indian securities markets are more volatile than the securities markets in certain countries which are members of the OECD. Stock Exchanges in India have in the past experienced substantial fluctuations in the prices of listed securities. For example, in May 2006, Indian stock exchanges witnessed substantial volatility as the BSE and the NSE, India’s main stock exchanges, halted trading for one hour on May 22, 2006 after their respective indices fell more than 10 percent. The market price of our Ordinary Shares could fluctuate significantly as a result of market volatility.

The Indian Stock Exchanges have experienced problems which, if they were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the equity shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

49.	You may not receive the Securities that you subscribe for in this Issue until fifteen days after the date on which this Issue closes, which will subject you to market risk.

The Securities you purchase in this Issue will not be credited to your demat account with depository participants until approximately 15 days from the Issue Closing Date. You can start trading such Securities only after receipt of listing and trading approvals in respect thereof. There can be no assurance that the Securities allocated to you will be credited to your demat account, or that trading in the Securities will commence within the specified time periods. Furthermore, since the Ordinary Shares of the Company are already listed on Stock Exchanges, you will be subject to market risk from the date you pay for the Ordinary Shares to the date they are listed.

Notes to Risk Factors:

1.	The net worth of the Company on a consolidated basis before the Issue was Rs. 87,787.6 million as of March 31, 2008 as per the audited restated financial statements of the Company included in this Letter of Offer.

2.	The net asset value per Ordinary Share on a consolidated basis was Rs. 227.72 per Ordinary Share as of March 31, 2008 as per the audited restated financial statements of the Company included in this Letter of Offer.

3.	The Company has entered into certain related party transactions as disclosed in the “Related Party Transactions” on page 115 of this Letter of Offer.

4.	For details of the loans and advances made by the Company to its Directors and relatives of Directors, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Information” on page 139 of this Letter of Offer.

5.	For details of transactions in Ordinary Shares of the Company by the Promoter, other Tata Companies and Directors of the Promoter in the six months preceding the date of this Letter of Offer, see “Capital Structure” on page 15 of this Letter of Offer.

6.	For details of interests of the Company’s Directors and key managerial personnel, see “Management” on page 95 of this Letter of Offer. For details of the interests of the Promoter and other Tata Companies, see “Promoter” on page 110 of this Letter of Offer.

7.	Investors may contact the Lead Managers with any complaints, or for information or clarifications pertaining to the Issue. The Lead Managers are obliged to provide a response to investors.

8.	Before making an investment decision in respect of this Issue, Investors are advised to review the entire Letter of Offer, and see “Basis for Issue Price” on page 30 of this Letter of Offer.

9.	See “Terms of the Present Issue – Basis of Allotment” on page 259 of this Letter of Offer for details of the basis of allotment.

10.	The average cost of acquisition per Ordinary Share for the Promoter is Rs. 128.65.

The Company and the Lead Managers are obliged to keep this Letter of Offer updated and inform investors in India of any material developments until the listing and trading of the securities offered under the Issue commences.

THE ISSUE

The following is a summary of the Issue. This summary should be read in conjunction with, and is qualified in its entirety by, more detailed information in “Terms of the Present Issue” on page 241 of this Letter of Offer.

This simultaneous but unlinked issue of Ordinary Shares and ‘A’ Ordinary Shares is being made by the Company as set forth below:

	Ordinary Shares	‘A’ Ordinary Shares
Securities issued by the Company	64,276,164 Ordinary Shares	64,276,164 ‘A’ Ordinary Shares
Rights Entitlement	One Ordinary Share for every six Ordinary Shares held on the Record Date	One ‘A’ Ordinary Share for every six Ordinary Shares held on the Record Date
Record Date	September 16, 2008	September 16, 2008
Issue Price	Rs. 340 per Ordinary Share	Rs. 305 per ‘A’ Ordinary Share
Dividend	As determined by the Company from time to time.	Five percentage points more than the aggregate rate of dividend determined by the Company on Ordinary Shares for that financial year.
Securities Outstanding prior to the Issue*	385,656,979 Ordinary Shares	Nil
Securities Outstanding after the Issue**	449,933,143 Ordinary Shares	64,276,164 ‘A’ Ordinary Shares
Security Codes	ISIN: INE155A01014 BSE Code: 500570 NSE Code: TELCO & TATAMOTORS NYSE Code: TTM	The Company has applied to the Stock Exchanges and the NSDL/CDSL for grant of security codes for the ‘A’ Ordinary Share
Terms of the Issue	See “Terms of Present Issue” on page 241 of this Letter of Offer.
Use of Issue Proceeds	See “Objects of the Issue” on page 23 of this Letter of Offer.

*	The Issuer, as on August 31, 2008, has the following FCCBs outstanding (i) 2,410 Zero Coupon Convertible Notes (due 2009) of US$ 1000 each, aggregating US$ 2.4 million issued in April 2004 convertible into 184,397 Ordinary Shares/ADSs at an initial conversion price of Rs. 573.106 per share at any time upto March 28, 2009 at the option of the Note holders; (ii) 300,000 1% Convertible Notes (due 2011) of US$ 1000 each, aggregating US$ 300 million issued in April 2004 convertible into 168,56,740 Ordinary Shares/ ADSs at an initial conversion price Rs. 780.400 per share at any time upto March 28, 2011 at the option of the Note holders (iii) 1,176 Zero Coupon Convertible Notes (due 2011) of JP¥ 10,000,000 each, aggregating JP¥ 11,760,000,000 (equivalent US$ 100 million) issued in March 2006 convertible into 44,14,916 Ordinary Shares/ADSs at an initial conversion price Rs. 1,001.39 per share at any time upto February 19, 2011 at the option of the Note holders (iv) 4,900 Zero Coupon Convertible Alternative Reference Securities (due 2012) of US$ 100,000 each aggregating US$ 490 million issued in July 2007 convertible into 20,697,115 Ordinary Shares/ ADSs at an initial conversion price Rs. 960.96 per share or such number of Qualified Securities in accordance with the issue terms, at any time between October 11, 2011 to June 12, 2012 at the option of the Note holders. Pursuant to this rights issuance and the anti-dilution provisions in the terms of the issue of all the above notes, additional securities would be issued on exercise of conversion option by the note holders.

There are 13,131 Ordinary Shares which are held in abeyance, pending disputes resolution amongst Shareholders.

The Issuer has obtained Shareholders approval vide postal ballot on July 14, 2008 for an issue of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount not more that US$ 1 billion, in one or more tranches. While the terms of the same are not yet finalized, the Company expects to issue the same, post the date on which the Securities under this Letter of Offer are listed or application moneys are refunded on account of the failure of the Issue. Such securities being issued after the record date will not be entitled to rights. If issued post the date on which the Securities under this Letter of Offer are listed after the rights issue, the capital structure may undergo change within six months from the closure of the rights issue.

**	Assuming full subscription of all the Ordinary Shares and ‘A’ Ordinary Shares issued pursuant to the Issue.

SUMMARY FINANCIAL INFORMATION

The following tables set forth the Company’s selected consolidated summary statements as at and for the financial years ended March 31, 2008, 2007, 2006, 2005 and 2004 derived from the consolidated restated summary statements of the Company on page F-1 of this Letter of Offer. On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover from Ford, through its indirect Subsidiary JaguarLandRover Limited. The information presented in this section does not reflect the effect of the aforementioned acquisition. See “Summary Financial Information of Jaguar and Land Rover” on page 141 of this Letter of Offer for the unaudited summarized income statement and the unaudited summarized statement of assets and liabilities of Jaguar Land Rover as at and for the years ended December 31, 2007, 2006, 2005 and 2004. In addition, the unaudited summarized income statement for the period from June 2, 2008 to June 30, 2008 and from January 1, 2008 to June 1, 2008 have also been included in the Letter of Offer.

The Company’s selected consolidated summary statements presented below should be read in conjunction with the financial statements included in this Letter of Offer, and the notes and significant accounting policies thereto on page F-1 of this Letter of Offer and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 119 of this Letter of Offer.

Consolidated Summary Statement of Assets and Liabilities, as restated

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
A	Fixed Assets
	Gross Block	129,895.2	103,730.5	93,050.0	78,006.3	69,751.1
	Less: Depreciation	60,456.1	53,988.9	48,311.8	37,573.8	32,366.7

	Net Block	69,439.1	49,741.6	44,738.2	40,432.5	37,384.4
	Less: Revaluation Reserve	255.1	259.5	263.9	—	—

	Net Block after adjustment for Revaluation Reserve	69,184.0	49,482.1	44,474.3	40,432.5	37,384.4
	Capital Work-in-Progress	59,542.0	25,875.7	9,745.0	5,409.8	3,095.7

	Total	128,726.0	75,357.8	54,219.3	45,842.3	40,480.1

B	Goodwill (on Consolidation)	5,661.6	4,430.1	4,122.1	516.2	700.1
C	Investments	26,658.3	11,745.9	12,615.0	21,263.6	23,784.3
D	Current Assets, Loans and Advances
	Interest accrued on investments	11.9	62.7	64.9	61.3	1.4
	Inventories	32,946.4	31,669.0	24,810.4	20,736.3	14,630.8
	Sundry Debtors	20,605.1	17,022.2	13,544.8	12,414.0	10,047.4
	Cash and Bank Balances	38,331.7	11,542.7	13,864.4	20,973.2	9,674.3
	Loans and Advances	100,832.2	102,404.3	59,864.2	28,081.9	11,499.6

	Total	192,727.3	162,700.9	112,148.7	82,266.7	45,853.5

E	Liabilities and Provisions
	Secured Loans	60,118.7	44,626.5	8,816.2	5,767.0	11,481.4
	Unsecured Loans	55,730.0	28,392.5	24,975.2	21,375.0	5,502.8
	Deferred Tax Liability (Net)	8,905.1	7,288.6	5,558.1	4,983.0	5,161.0
	Current Liabilities	113,295.0	77,003.9	66,100.9	59,807.9	46,665.8
	Provisions	23,253.7	16,337.8	14,370.9	13,100.6	5,626.2

	Total	261,302.5	173,649.3	119,821.3	105,033.5	74,437.2

F	Minority Interest	4,683.1	2,499.6	1,739.3	630.5	462.6

G	Net Worth (A + B + C + D - E - F)	87,787.6	78,085.8	61,544.5	44,224.8	35,918.2

H	Represented by
	Share Capital	3,855.4	3,854.1	3,828.7	3,617.9	3,568.3
	Reserves and Surplus	84,256.6	74,610.5	58,118.8	40,823.8	32,697.1
	Less: Revaluation Reserve	255.1	259.5	263.9	—	—
	Less: Miscellaneous Expenditure (to the extent not written off or adjusted)	69.3	119.3	139.1	216.9	347.2

	Net Worth	87,787.6	78,085.8	61,544.5	44,224.8	35,918.2

Consolidated Summary Statement of Profit and Losses, as restated

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Income
Sale of products and other income from operations	403,407.9	369,226.1	272,859.0	227,516.1	162,413.6
Less : Excise Duty	46,893.1	45,614.1	34,942.8	31,463.7	23,851.3

Net Sales	356,514.8	323,612.0	237,916.2	196,052.4	138,562.3
Dividend and other income	2,674.8	1,531.8	2,435.2	1,339.4	562.0

Total	359,189.6	325,143.8	240,351.4	197,391.8	139,124.3

Expenditure
Consumption of raw materials, components and Purchase of products for sale	243,758.4	223,725.9	162,586.2	134,892.6	87,948.9
Processing charges	4,840.2	4,803.2	3,747.2	3,019.7	1,737.6
Payments to and provisions for employees	27,451.6	24,157.9	17,831.2	14,376.5	10,888.5
Expenses for manufacture, administration and selling	51,342.2	41,944.8	29,096.2	23,009.0	17,575.8
Changes in Stock-in-trade and Work-in-progress	(3.0)	(4,112.6)	(2,406.2)	(2,168.4)	1,497.9
Expenditure transferred to Capital and Other Accounts	(13,607.0)	(7,399.1)	(3,795.8)	(2,673.8)	(1,493.0)

Total	313,782.4	283,120.1	207,058.8	170,455.6	118,155.7

Profit before Depreciation, Interest, Exceptional Items and Tax	45,407.2	42,023.7	33,292.6	26,936.2	20,968.6
Product development expenditure	659.5	850.2	717.7	671.2	516.4
Depreciation and amortisation	7,820.7	6,880.9	6,233.1	5,310.1	4,255.6
Interest and Discounting charges (net of interest income and interest capitalised)	7,430.6	4,058.1	2,460.1	1,696.6	1,937.8
Amortisation of Miscellaneous expenditure in subsidiaries	9.0	5.2	0.2	29.3	116.5
Adjustment of Miscellaneous expenditure in subsidiaries	0.6	1.4	25.3	37.8	86.4

Profit before Exceptional Items and tax	29,486.8	30,227.9	23,856.2	19,191.2	14,055.9
Exceptional Items
Exchange gain / (loss) [(net) on revaluation of foreign currency borrowings, deposits and loans given]	1,376.1	652.1	(391.7)	(748.1)	306.4

Profit before Tax	30,862.9	30,880.0	23,464.5	18,443.1	14,362.3
Tax Expense	(8,515.4)	(8,832.1)	(6,400.0)	(4,906.2)	(5,307.7)

Net Profit after Tax (Before Adjustments)	22,347.5	22,047.9	17,064.5	13,536.9	9,054.6
Effect of changes in Significant Accounting Policies:
Adjustments to Profit before Tax	(105.0)	320.3	251.3	(452.1)	249.7
Tax on Adjustments	35.6	(47.4)	(90.6)	122.8	(119.3)

Adjusted Net Profit after Tax	22,278.1	22,320.8	17,225.2	13,207.6	9,185.0
Share of Minority Interest	(1,322.5)	(742.2)	(222.9)	(84.8)	(44.4)
Share of Profit in respect of investment in associate companies	652.0	394.2	439.3	401.3	180.5
Goodwill written off	—	—	—	—	(37.8)

Profit for the year, as restated	21,607.6	21,972.8	17,441.6	13,524.1	9,283.3

Consolidated Cash Flows Data

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Net Cash from / (used in) Operating Activities	55,955.5	(8,754.8)	1,104.6	14,045.8	26,711.5
Net Cash used in Investing Activities	(53,974.2)	(24,064.9)	(4,473.7)	(9,393.0)	(21,031.8)
Net Cash from / (used in) Financing Activities	24,868.7	30,535.7	(6,237.3)	6,394.9	(2,958.3)

Net Increase / (Decrease) in Cash and cash equivalents	26,850.0	(2,284.0)	(9,606.4)	11,047.7	2,721.4

GENERAL INFORMATION

Dear Shareholder(s),

Pursuant to the resolutions passed by the Board of Directors of the Company at its meetings held on May 28, 2008 and August 20, 2008 and by the Committee of Directors at its meeting held on September 2, 2008 it has been decided to make the following offer to the Ordinary Shareholders of the Company, with a right to renounce:

Simultaneous but unlinked issue of 64,276,164 Ordinary Shares of Rs. 10 each at a premium of Rs. 330 per Ordinary Share aggregating Rs. 21,853.9 million in the ratio of one Ordinary Share for every six Ordinary Shares held on the record date i.e. September 16, 2008; and 64,276,164 ‘A’ Ordinary Shares of Rs. 10 each at a premium of Rs. 295 per ‘A’ Ordinary Share aggregating Rs. 19,604.2 million in the ratio of one ‘A’ Ordinary Share for every six Ordinary Shares held on the record date. Total Proceeds from the Issue of Ordinary Shares and ‘A’ Ordinary Shares would aggregate to Rs. 41,458.1 million.

The Company has, pursuant to its letter dated August 25, 2008, sought a confirmation from the FIPB that no approval of the FIPB is required for the Company to undertake a rights issue of its Ordinary Shares and ‘A’ Ordinary Shares to its existing shareholders, including persons resident outside India, such as foreign institutional investors and non-resident Indians, with a right to renounce and the FIPB response is awaited.

The Company has, pursuant to its letter dated September 8, 2008, sought a waiver from SEBI for making a new listing application under Regulation 19(4) of the SCRR for the ‘A’ Ordinary Shares.

The RBI has by its letter dated September 17, 2008 permitted renunciation of rights entitlement in this Issue by a Shareholder of the Company resident in/outside India (excluding OCBs) to any person resident outside India subject to the conditions prescribed therein, including the applicable guidelines on pricing.

Any renunciation other than as stated above is subject to the renouncer(s)/renouncee(s) obtaining the approval of the FIPB and/or necessary permission of the RBI under the FEMA and such permissions should be attached to the CAF. Applications not accompanied by the aforesaid approvals are liable to be rejected.

Registered Office of the Company

Bombay House

24, Homi Mody Street

Mumbai 400 001

Registration No. 11-4520

Corporate Identification No.: L28920MH1945PLC004520

The Company is registered at the Registrar of Companies, State of Maharashtra, located at:

100, Everest

Marine Drive

Mumbai 400 002

The existing Ordinary Shares of the Company are listed on the BSE and the NSE. American Depositary Shares representing Ordinary Shares are listed on the New York Stock Exchange (NYSE). The Company’s Foreign Currency Convertible Notes and Convertible Alternative Reference Securities (CARS) are listed on the Singapore Stock Exchange. The Ordinary Shares and ‘A’ Ordinary Shares to be issued pursuant to this Issue are proposed to be listed on the BSE and the NSE. For more details on the listings of the Company’s Ordinary Shares in India, and international listings see “Statutory and Other Information” on page 224 of this Letter of Offer.

For details of the Board of directors of the Company, see “Management” on page 95 of this Letter of Offer.

Company Secretary and Compliance Officer

Mr. H K Sethna

Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001

Tel: (91 22) 6665 7816/ 7824

Fax: (91 22) 6665 7260

Email: inv_rel@tatamotors.com

Investors may contact the Compliance Officer for any pre-Issue / post-Issue related matters.

Global Coordinators and Lead Managers to the Issue

JM Financial Consultants Private Limited

141, Maker Chamber III

Nariman Point

Mumbai 400 021

Tel: (91 22) 6630 3030

Fax: (91 22) 2204 7185

E-mail: tatamotors.rights@jmfinancial.in

Investor Grievance Email id: grievance.ibd@jmfinancial.in

Contact Person: Mr. Adithya Anand

Website: www.jmfinancial.in

SEBI Registration No.: INM000010361

ICICI Securities Limited

ICICI Centre, H.T. Parekh Marg,

Churchgate

Mumbai 400 020

Tel: (91 22) 2288 2460

Fax: (91 22) 2282 6580

E-mail: tatamotors_rights@isecltd.com

Investor Grievance Id: customercare@isecltd.com

Contact Person: Mr. Rajiv Poddar

Website: www.icicisecurities.com

SEBI Registration No.: INM000011179

Lead Managers to the Issue

Citigroup Global Markets India Private Limited

12th Floor, Bakhtawar

Nariman Point

Mumbai 400 021

Tel: (91 22) 6631 9999

Fax: (91 22) 6646 6370

Email: tml.rights@citi.com

Investor Grievance ID: investors.cgmib@citi.com

Contact Person: Mr. Anuj Mithani

Website: www.citibank.co.in

SEBI Registration. No.: INM000010718

J.P. Morgan India Private Limited

9th Floor, Mafatlal Centre

Nariman Point

Mumbai 400 021

Tel: 91 (22) 2285 5666

Fax: 91 (22) 6639 3091

Email: tatamotors_rights@jpmorgan.com

Investor Grievance ID:

investorsmb.jpmipl@jpmorgan.com

Contact Person: Mr. Sagarnil Pal

Website: www.jpmipl.com

SEBI Registration No.: INM000002970

The statement of inter se allocation of responsibilities for this Issue is as follows:

No.	Activities	Responsibility	Coordinator
1.	Capital structuring with the relative components and formalities such as composition of debt and equity type of instruments.	All	JM Financial

2.

Drafting of offer document and of advertisement/publicity material including newspaper advertisements and brochure/memorandum containing salient features of the offer document.

The designated Lead Managers shall ensure compliance with SEBI Guidelines and other stipulated requirements and completion of prescribed formalities with the Stock Exchanges and SEBI.

		All	JM Financial

3.	Retail/Non-Institutional marketing strategy which will cover inter-alia, preparation of publicity budget, arrangement for selection of (i) ad-media, (ii) centres of holding conferences of brokers, investors etc., (iii) bankers to the issue, (iv) collection centres, (v) distribution of publicity and Issue materials including application form and Letter of Offer.	All	JM Financial

4.	Institutional marketing strategy	All	JM Financial

5.	Selection of various agencies connected with the Issue, namely Registrars to the Issue, printers, monitoring agency and advertisement agencies.	All	JM Financial

6.	Follow up with Bankers to the Issue to get quick estimates of collection and advising the Issuer about closure of the Issue based on the correct figures.	All	I-Sec

7.	The post issue activities will involve essential follow up steps which must include finalization of basis of allotment/weeding out of multiple applications, listing of instruments and despatch of certificates and refunds, with the various agencies connected with the activities such as Registrars to the Issue, Bankers to the Issue. Whilst, many of the post issue activities will be handled by other intermediaries, the designated Lead Manager shall be responsible for ensuring that these agencies fulfill their functions and enable them to discharge this responsibility through suitable agreements with the Issuer Company.	All	I-Sec

*	For the purposes of allocation of responsibilities in this Issue, “All” means each of the Global Coordinators and Lead Managers and the Lead Managers

Indian Legal Advisor to the Company

Amarchand & Mangaldas & Suresh A. Shroff & Co.

Peninsula Chambers

Peninsula Corporate Park

Ganpatrao Kadam Marg

Lower Parel

Mumbai 400 013

Tel: (91 22) 6660 4455

Fax: (91 22) 2496 3666

International Legal Advisor to the Company

Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong Tel: (852) 2826 8688 Fax: (852) 2522 2280

Indian Legal Advisor to the Lead Managers

AZB & Partners Advocates & Solicitors Express Towers, 23rd Floor Nariman Point Mumbai 400 021 Tel: (91 22) 6639 6880 Fax: (91 22) 6639 6888

Bankers to the Issue

HDFC Bank Limited 3rd floor, Maneckji Wadia Building Nanik Motwani Marg Fort, Mumbai 400 001 Tel: (91 22) 24988484 Fax: (91 22) 24963994 Email: deepak.rane@hdfcbank.com	Citibank N.A. 293, Dr. Dadabhai Naoroji Road Mumbai 400 001 Tel: (91 22) 40015612 Fax: ( 91 22) 40065852 Email: hiren.joshi@citi.com

Bankers of the Company

Bank of America Express Towers 16th Floor Nariman Point Mumbai 400 021 Tel: (91 22) 2285 2882 Fax: (91 22) 2287 0981	Bank of Baroda Corporate Financial Services Branch 3, Walchand Hirachand Marg Ballard Pier Mumbai 400 001 Tel: (91 22) 2265 8485 Fax: (91 22) 2265 5778

Bank of Maharashtra Industrial Finance Branch Dr. V B Gandhi Marg Fort Mumbai 400 023 Tel: (91 22) 2284 4882 Fax: (91 22) 2285 0750	Bank of India Mumbai Large Corporate Branch Bank of India Building, Forth Floor 70/80, Mahatma Gandhi Road Fort Mumbai 400 001 Tel: (91 22) 2262 3656 Fax: (9122) 2267 1718

Central Bank of India Corporate Finance Branch I Floor, MMO Building Fort Mumbai 400 023 Tel: (91 22) 4078 5858 Fax: (91 22) 4078 5840	Citibank N. A. Citigroup Center, 7th Floor Bandra Kurla Complex, Bandra (E) Mumbai 400 051 Tel: (91 22) 4006 5028 Fax: (91 22) 4006 5846

Corporation Bank Industrial Finance Branch Bharat House, No. 104 Ground Floor, Mumbai Samachar Marg Fort Mumbai 400 023 Tel: (91 22) 2267 0030 Fax: (91 22) 2267 5309	Deutsche Bank DB House Hazarimal Somani Marg Fort Mumbai 400 001 Tel: (91 22) 5658 4600 Fax: (91 22) 2207 5944

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel (West) Mumbai 400 013 Tel: (91 22) 2496 1616 Fax: (91 22) 2496 3994	ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051 Tel: (91 22) 2653 1414 Fax: (91 22) 2653 1122

State Bank of India Corporate Accounts Group – Central 3rd Floor, State Bank Bhavan Corporate Centre, Madame Cama Road Nariman Point Mumbai 400 021 Tel: (91 22) 2280 1351 Fax: (91 22) 2281 0962	Standard Chartered Bank 90, MG Road Post Box 725 Fort Mumbai 400 001 Tel: (91 22) 2269 0251 Fax: (91 22) 2262 4912

The Hongkong & Shanghai Banking Corporation Limited India Area Management Office 52/60 Mahatma Gandhi Road PO Box 128 Mumbai 400 001 Tel: (91 22) 2267 4921 Fax: (91 22) 2265 8309	Union Bank of India Industrial Finance Branch Union Bank Bhavan 239, Vidhan Bhavan Marg Nariman Point Mumbai 400 021 Tel: (91 22) 2202 4647 Fax: (91 22) 2285 5037

Auditors of the Company

Deloitte Haskins & Sells Chartered Accountants 12, Dr. Annie Besant Road Opp. Shiv Sagar Estate Worli Mumbai 400 018 Tel: (91 22) 6667 9000 Fax: (91 22) 6667 9300

Registrar to the Issue

Intime Spectrum Registry Limited

C 13, Pannalal Silk Mills Compound

LBS Marg, Bhandup (West)

Mumbai 400 078

Tel: (91 22) 2596 7796

Fax: (91 22) 2596 0328

Toll Free: 1800 22 7796

Email: tml-rights@intimespectrum.com

Investor Grievance Id: ipo.helpdesk@intimespectrum.com

Contact Person: Mr. Vishwas Attavar

Website: www.intimespectrum.com

SEBI Regn. No.: INR 000003761

Note: Investors are advised to contact the Registrar to the Issue/Compliance Officer in case of any pre-issue/post issue related problems such as non-receipt of Letter of Offer/abridged letter of offer/composite application form/allotment advice/share certificate(s)/refund orders.

Monitoring Agency

SICOM Limited

Nirmal, 1st Floor

Nariman Point

Mumbai 400021

Tel: (91 22) 6657 2800

Fax: (91 22) 2282 5781

Email: amahajan@sicomindia.com

Underwriters

JM Financial Consultants Private Limited

141, Maker Chamber III

Nariman Point

Mumbai 400 021

Tel: (91 22) 6630 3030

Fax: (91 22) 2204 7185

E-mail: tatamotors.rights@jmfinancial.in

Contact Person: Mr. Adithya Anand

Website: www.jmfinancial.in

SEBI Registration No.: INM000010361

JM Financial Services Private Limited

Apeejay House, 3, Dinshaw Vaccha Road

Churchgate

Mumbai 400 020

Tel: (91 22) 6704 0404

Fax: (91 22) 6654 1511-12

E-mail: deepak.vaidya@jmfinancial.in

Contact Person: Mr. Deepak Vaidya

Website: www.jmfinancial.in

NSE SEBI Reg. No. INB231054835

BSE SEBI Reg. No. INB011054831

JM Financial Institutional Securities Private Limited

Bandbox House, Ist Floor,

254 – D, Dr.Annie Besant Road

Worli, Mumbai 400 025

Tel: (91 22) 6646 0000

Fax: (91 22) 2498 5675

Email: samir.shah@jmfinancial.in

Contact Person: Mr. Samir Shah

Website: www.jmfinancial.in

NSE SEBI Reg. No. INB231296634

BSE SEBI Reg. No. INB011296630

Underwriting Agreement

The Company has entered into an underwriting agreement dated September 18, 2008 (the “Underwriting Agreement”) with JM Financial Consultants Private Limited, JM Financial Services Private Limited and JM Financial Institutional Securities Private Limited (the “Underwriters”) for underwriting the ‘A’ Ordinary Shares offered through this Issue for a maximum amount up to Rs. 13,270.38 million as given in the table below. In terms of the Underwriting Agreement, the Underwriters shall, except to the extent of the subscription by the Promoter, Tata Steel Limited and Tata Industries Limited to their entitlements of ‘A’ Ordinary Shares in full (“Promoter Subscription”) and any subscription of ‘A’ Ordinary Shares received from the Company’s public shareholders other than Promoter Subscription, be responsible for bringing in a shortfall, if any, at a price of Rs. 305 per ‘A’ Ordinary Share.

Name and Address of the Underwriters	Indicative Number of ‘A’ Ordinary Shares Underwritten	Amount Underwritten (in Rs. Million)
JM Financial Consultants Private Limited 141, Maker Chamber III Nariman Point Mumbai 400 021 Tel: (91 22) 6630 3030 Fax: (91 22) 2204 7185 E-mail: tatamotors.rights@jmfinancial.in Contact Person: Mr. Adithya Anand	43,509,230	13,270.32
JM Financial Services Private Limited Apeejay House 3, Dinshaw Vaccha Road Churchgate Mumbai 400 020 Tel: (91 22) 6704 0404 Fax: (91 22) 6654 1511-12 E-mail: deepak.vaidya@jmfinancial.in Contact Person: Mr. Deepak Vaidya	100	0.03
JM Financial Institutional Securities Private Limited Bandbox House, Ist Floor, 254 – D, Dr. Annie Besant Road Worli, Mumbai 400 025 Tel: (91 22) 6646 0000 Fax: (91 22) 2498 5675 Email: samir.shah@jmfinancial.in Contact Person: Mr. Samir Shah	100	0.03

In the opinion of the Board of Directors, the resources of the Underwriters are sufficient to enable them to discharge its underwriting obligations in full.

The Promoters, Tata Steel Limited and Tata Industries Limited have undertaken that in case any part of the ‘A’ Ordinary Shares remain unsubscribed and the Underwriters are required to underwrite in excess of 35% of the ‘A’ Ordinary Shares, the entire shareholding of the Promoter, Tata Steel Limited and Tata Industries Limited would be subject to lock up of 90 days from the date of the devolvement notice issued by the Company to the Underwriters pursuant to the terms of the Underwriting Agreement. This restriction shall not apply to any Ordinary Shares that the Promoter, Tata Steel Limited and Tata Industries Limited may subscribe to in addition to their full rights entitlement of Ordinary Shares and to any pledge given to secure any loans granted to the Promoters/ promoter group or the Company or its subsidiaries.

The Company has also agreed that except as disclosed in “Capital Structure” on page 15 of this Letter of Offer, it shall not, without the prior written consent of the Underwriters, for a period of 180 days from the date of listing of the Securities, issue any Ordinary Shares or ‘A’ Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ‘A’ Ordinary Shares or publicly announce any intention to do so during the aforesaid period.

Credit Rating

The issue of Securities under this Issue does not require credit rating. The details of the credit rating for the various debt programmes of the Company for the last three years and the current year (up to August 31, 2008) by various credit rating agencies are as under:

ICRA

Month of Rating/Change in Rating/Instrument	Rs. 40 Billion Fund Based Bank Limit	Rs. 20 Billion Non - Fund Based Bank Limit	Rs. 4.5 Billion NCD Programme	Rs. 2.5 Billion NCD Programme	Rs. 30 Billion Short Term Debt Programme
April 2008	LAA (Watch Negative)	A1+	LAA (Watch Negative)	*	A1+
March 2008	LAA (Watch Negative)	A1+	LAA (Watch Negative)	LAA (Watch Negative)	A1+
January 2008	LAA+ (Watch Negative)	A1+	LAA+ (Watch Negative)	LAA+(Watch Negative)	A1+
October 2007	LAA+	A1+	LAA+	LAA+	A1+
September 2007	—	—	LAA+	LAA+	A1+ (enhanced from Rs. 20 billion)
July 2007	—	—	LAA+	LAA+	A1+ (enhanced from Rs. 12 billion)
September 2004	—	—	LAA+	LAA+	A1+

*	Withdrawn on redemption

CRISIL

Month of Rating/Change in Rating/Instrument	Rs. 40 Billion Cash Credit Limit	Rs. 20 Billion Non-Fund Based Limit	Rs. 30 Billion Short Term Debt Programme	Rs. 0.50 Billion NCD issue
March 2008	AA-/ Stable	P1+	P1+	*
January 2008	AA+/ Watch Negative	P1+	P1+	AA+/ Watch Negative
September 2007	AA+/ Stable	P1+	P1+	AA+/ Stable
July 2007	—	—	P1+ (enhanced from Rs. 18 billion)	AA+/ Stable
August 2006			P1+ (enhanced from Rs. 12 billion)	AA+/ Stable

*	Withdrawn on redemption

Standard and Poor’s

Year/ Instrument	Senior Unsecured Foreign Currency	Corporate Credit Rating
April 2008	BB/ Watch Negative	BB/ Watch Negative
January 2008	BB+/ Watch Negative	BB+/ Watch Negative
July 2007	BB+	BB+/ Stable
December 2006	BB+	BB+/ Stable
February 2006	BB Stable	BB Stable
September 2005	—	BB Stable

Moody’s

Year/ Instrument	Corporate Family Rating
June 2008	Ba2 / Negative
January 2008	Ba1 / Watch Negative
June 2005	Ba1 / Stable
April 2005	Ba2 / Watch Positive

Issue Schedule

Issue Opening Date:	September 29, 2008
Last date for receiving requests for split forms:	October 10, 2008
Issue Closing Date:	October 20, 2008

Minimum Subscription

If the Company does not receive minimum subscription of 90% of the Issue (separately for Ordinary Shares and ‘A’ Ordinary Shares) including devolvement of Underwriters, the Company shall forthwith refund the entire subscription amount received in respect of the Ordinary Shares or the ‘A’ Ordinary Shares, as the case may be, within 15 days from the Issue Closing Date. If there is a delay in the refund of subscription by more than eight days after the Company becomes liable to pay the subscription amount (i.e. 15 days after closure of the Issue), the Company will pay interest for the delayed period at prescribed rates in Section 73 of the Companies Act, 1956.

CAPITAL STRUCTURE

The share capital of the Company as at the date of the Letter of Offer is set forth below:

		(in Rs. Million, except per share data)
		Aggregate nominal value	Aggregate value at Issue Price
Authorized share capital
700,000,000	Ordinary Shares of Rs. 10 each	7,000.0
200,000,000	‘A’ Ordinary Shares of Rs. 10 each	2,000.0
300,000,000	Convertible Cumulative Preference Shares of Rs. 100 each	30,000.0
Issued, Subscribed and Paid up capital(1)
385,656,979(2)	Ordinary Shares of Rs. 10 each	3,856.6
Present Issue being offered to the Ordinary Shareholders through the Letter of Offer(3)
64,276,164	Ordinary Shares of Rs. 10 each fully paid	642.8	21,853.9
64,276,164	‘A’ Ordinary Shares of Rs. 10 each fully paid	642.8	19,604.2
Paid up capital after the Issue
Assuming full allotment of Securities under the Issue
449,933,143	Ordinary Shares of Rs. 10 each	4,499.3
64,276,164	‘A’ Ordinary Shares of Rs. 10 each	642.8
Securities Premium Account
Existing securities premium account		14,765.5
Securities premium account after the Issue		54,938.1

(1)

The Issuer, as on August 31, 2008, has the following FCCBs outstanding (i) 2,410 Zero Coupon Convertible Notes (due 2009) of US$ 1000 each, aggregating US$ 2.4 million issued in April 2004 convertible into 184,397 Ordinary Shares/ADSs at an initial conversion price of Rs. 573.106 per share at any time upto March 28, 2009 at the option of the Note holders; (ii) 300,000 1% Convertible Notes (due 2011) of US$ 1000 each, aggregating US$ 300 million issued in April 2004 convertible into 168,56,740 Ordinary Shares/ ADSs at an initial conversion price Rs. 780.400 per share at any time upto March 28, 2011 at the option of the Note holders (iii) 1,176 Zero Coupon Convertible Notes (due 2011) of JP¥ 10,000,000 each, aggregating JP¥ 11,760,000,000 (equivalent US$ 100 million) issued in March 2006 convertible into 44,14,916 Ordinary Shares/ADSs at an initial conversion price Rs. 1,001.39 per share at any time upto February 19, 2011 at the option of the Note holders (iv) 4,900 Zero Coupon Convertible Alternative Reference Securities (due 2012) of US$ 100,000 each aggregating US$ 490 million issued in July 2007 convertible into 20,697,115 Ordinary Shares/ ADSs at an initial conversion price Rs. 960.96 per share or such number of Qualified Securities in accordance with the issue terms, at any time between October 11, 2011 to June 12, 2012 at the option of the Note holders. Pursuant to this rights issuance and the anti-dilution provisions in the terms of the issue of all the above notes, additional securities would be issued on exercise of conversion option by the note holders.

(2)	13,131 Ordinary Shares of the Company are held in abeyance, pending disputes resolution amongst Shareholders

(3)

This Issue of Ordinary Shares and ‘A’ Ordinary Shares has been authorized by the Board of Directors of the Company pursuant to its resolutions dated May 28, 2008 and August 20, 2008 and by the Committee of Directors pursuant to its resolution dated September 2, 2008.

Notes to Capital Structure

1.	Shareholding Pattern of the Company as at September 12, 2008

	Shareholders	Pre-Issue		Post-Issue*
		No. of Ordinary Shares	Percentage of the Issued Share capital	No. of Ordinary Shares	No. of ‘A’ Ordinary Shares	Percentage of the Issued Share capital**
(A)	Promoter and Promoter Group
(1)	Promoter
	Tata Sons Limited	84,487,717	21.91	98,569,003	14,081,286	21.91
(2)	Promoter Group
	Tata Steel Limited and other Tata Companies	44,291,688	11.48	51,673,636	7,381,948	11.48
(3)	Foreign
	Total shareholding of Promoter and Promoter Group (A)	128,779,405	33.39	150,242,639	21,463,234	33.39
(B)	Public
(1)	Institutions
	Mutual Funds / UTI	5,480,810	1.42	6,394,278	913,468	1.42
	Financial Institutions / Banks	1,040,654	0.27	1,214,096	173,442	0.27
	Central Government / State Government(s)	407,181	0.11	475,045	67,864	0.11
	Insurance Companies	61,162,764	15.86	71,356,558	10,193,794	15.86
	Foreign Institutional Investors	57,135,710	14.82	66,658,328	9,522,618	14.82
	Any Others (Specify)
	Foreign Institutional Investors - DR	158,216	0.04	184,585	26,369	0.04
	Foreign Bodies -DR	293,921	0.08	342,908	48,987	0.08
	Foreign Nationals - DR	700	0.00	817	117	0.00
	Sub Total	125,679,956	32.59	146,626,615	20,946,659	32.59
(2)	Non-Institutions
	Bodies Corporate	3,844,649	1.00	4,485,424	640,775	1.00
	Individuals
	Individual shareholders holding nominal share capital up to Rs. 1 lakh	41,281,142	10.70	48,161,333	6,880,191	10.70
	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	1,487,207	0.39	1,735,075	247,868	0.39
	Any Others (Specify)
	Directors & their Relatives & Friends	131,009	0.03	152,844	21,835	0.03
	Non Resident Indians	2,682,295	0.70	3,129,344	447,049	0.70
	Clearing Members	254,472	0.07	296,884	42,412	0.07
	Trusts	73,433	0.02	85,672	12,239	0.02
	Overseas Corporate Bodies	98	0.00	114	16	0.00
	Foreign Corporate Bodies	25,788,699	6.69	30,086,816	4,298,117	6.69
	Sub Total	75,543,004	19.59	88,133,506	12,590,502	19.59
	Total Public shareholding (B)	201,222,960	52.18	234,760,121	33,537,161	52.18
	Total (A)+(B)	330,002,365	85.57	385,002,760	55,000,395	85.57
(C)	Shares held by Custodians and against which Depositary Receipts have been issued	55,654,614	14.43	64,930,383	9,275,769	14.43
	Total (A)+(B)+(C)	385,656,979	100.00	449,933,143	64,276,164	100.00

*

The Issuer, as on August 31, 2008, has the following FCCBs outstanding (i) 2,410 Zero Coupon Convertible Notes (due 2009) of US$ 1000 each, aggregating US$ 2.4 million issued in April 2004 convertible into 184,397 Ordinary Shares/ADSs at an initial conversion price of Rs. 573.106 per share at any time upto March 28, 2009 at the option of the Note holders; (ii) 300,000 1% Convertible Notes (due 2011) of US$ 1000 each, aggregating US$ 300 million issued in April 2004 convertible into 168,56,740

Ordinary Shares/ ADSs at an initial conversion price Rs. 780.400 per share at any time upto March 28, 2011 at the option of the Note holders (iii) 1,176 Zero Coupon Convertible Notes (due 2011) of JP¥ 10,000,000 each, aggregating JP¥ 11,760,000,000 (equivalent US$ 100 million) issued in March 2006 convertible into 44,14,916 Ordinary Shares/ADSs at an initial conversion price Rs. 1,001.39 per share at any time upto February 19, 2011 at the option of the Note holders (iv) 4,900 Zero Coupon Convertible Alternative Reference Securities (due 2012) of US$ 100,000 each aggregating US$ 490 million issued in July 2007 convertible into 20,697,115 Ordinary Shares/ ADSs at an initial conversion price Rs. 960.96 per share or such number of Qualified Securities in accordance with the issue terms, at any time between October 11, 2011 to June 12, 2012 at the option of the Note holders. Pursuant to this rights issuance and the anti-dilution provisions in the terms of the issue of all the above notes, additional securities would be issued on exercise of conversion option by the note holders.

**	Assuming full subscription of all the Ordinary Shares and ‘A’ Ordinary Shares issued pursuant to the Issue.

2.	The Promoter, Tata Steel and Tata Industries Limited have confirmed, by their letters dated September 18, 2008 that they intend to subscribe to the full extent of their entitlement of Ordinary Shares and ‘A’ Ordinary Shares in the Issue. The Promoter and the Tata Companies reserve their right to subscribe to their entitlement and/or apply for additional Ordinary Shares and ‘A’ Ordinary Shares in the Issue, either by themselves or a combination of entities controlled by them, including by subscribing for renunciation, if any, made by other Tata Companies.

The Promoter has also, by its above letter confirmed that in addition to the subscription to the Ordinary Shares as stated above, the Promoter shall subscribe to, and/or make arrangements as stated in Note 12 below for the subscription of, additional Ordinary Shares in the Issue to the extent of any unsubscribed portion of the issue of Ordinary Shares as per the relevant provisions of law.

As a result of subscription to their entitlement and any unsubscribed portion and consequent allotment, the Promoter/Tata Companies may acquire Ordinary Shares over and above their entitlement in the Issue, which may result in an increase of the Promoter’s/Tata Companies shareholding in the Company. This subscription and acquisition of such additional Ordinary Shares by the Promoter/Tata Companies, if any, will not result in change of control of the management of the Company and shall be exempt in terms of the proviso to Regulation 3(1)(b)(ii) of the Takeover Code. As such, other than meeting the requirements indicated in the section on “Objects of the Issue” on page 23 of this Letter of Offer, there is no other intention/purpose for this Issue, including any intention to delist the Company, even if, as a result of allotments to the Promoter/Tata Companies, in this Issue, their shareholding in the Company exceeds their current shareholding. Allotment to the Promoter of any unsubscribed portion of Ordinary Shares, over and above its entitlement shall be done in compliance with the listing agreements and other applicable laws prevailing at that time relating to continuous listing requirements.

The Company hereby confirms that, in case the Issue is completed with the Promoter and/or the Tata Companies subscribing to Ordinary Shares over and above its entitlement, the public shareholding in the Company after the Issue will not fall below the minimum level of public shareholding as specified in the listing conditions or listing agreement.

If the Company does not receive minimum subscription of 90% of the Issue (separately for Ordinary Shares and ‘A’ Ordinary Shares) including devolvement of Underwriters, the Company shall forthwith refund the entire subscription amount received in respect of the Ordinary Shares or the ‘A’ Ordinary Shares, as the case may be, within 15 days from the Issue Closing Date. If there is a delay in the refund of subscription by more than eight days after the Company becomes liable to pay the subscription amount (i.e. 15 days after closure of the Issue), the Company will pay interest for the delayed period at prescribed rates in Section 73 of the Companies Act, 1956.

3.	Details of the shareholding of the Promoter, Tata Companies (as defined on page ii of the Letter of Offer), other Tata Companies and the directors of the Promoter as on September 12, 2008.

Name of entities	No. of Shares	% of Pre-Issue share capital
Promoter
Tata Sons Limited	84,487,717	21.91
Tata Companies
Tata Steel Limited	32,378,410	8.40
Tata Industries Limited	7,734,255	2.01
Tata Investment Corporation of India Limited	1,500,000	0.39
Kalimati Investment Company Limited	847,973	0.22
Tata Chemicals Limited	603,207	0.16
Ewart Investments Limited	501,191	0.13
Tata International Limited	270,961	0.07
Sir Ratan Tata Trust	171,840	0.04
Sir Dorabji Tata Trust	161,792	0.04
Tata Tea Limited	20,000	0.00
Af-Taab Investment Limited	58,033	0.02
JRD Tata Trust	21,056	0.01
Tata AIG Life Insurance Company Limited	13,000	0.00
Simto Investment Company Limited	9,682	0.00
Lady Tata Memorial Trust	288	0.00
Directors of the Promoter
Mr. Ratan N. Tata	65,510	0.02
Dr. J J Irani	1,850	0.00
Mr. R Gopalkrishnan	3,750	0.00
Mr. Ishaat Hussain	735	0.00
Mr. R K Krishna Kumar	160	0.00
Total	128,851,410	33.42

4.	Transactions in Ordinary Shares by the Promoter, Tata Companies and directors of Promoter in the last six months:

Except as provided in the table below, there have been no transactions in Ordinary Shares by the Promoter, Tata Companies and directors of Promoter during the period of six months preceding the date of this Letter of Offer.

Name of the shareholder	Date of Transaction	Details of the Transaction	Number of Ordinary Shares	Aggregate Price (In Rs.)
Tata Investment Corporation of India Limited	June 17, 2008	Sold	40,000	518.18
Tata AIG Life Insurance Company Limited	January 23, 2008	Acquired	2,000	657.40
Mr. Ratan N. Tata	August 6, 2008	Acquired	12,222	429.32

This is the first Issue of ‘A’ Ordinary Shares by the Company and there are no transactions in ‘A’ Ordinary Shares by the Promoter or the Tata Companies.

5.	Top Ten Ordinary Shareholders

The top ten Ordinary Shareholders of the Company as at (a) the date of the Letter of Offer; (b) ten days prior to the date of the Letter of Offer; and (c) two years prior to the date of the Letter of Offer have been presented in the tables below. As this is the first Issue of ‘A’ Ordinary Shares, there were no outstanding ‘A’ Ordinary Shares at the aforesaid dates.

(a)	Top ten Ordinary Shareholders as of September 12, 2008

Name of the shareholders	Total Shares	Percentage of pre issue capital (%)
Tata Sons Limited	84,487,717	21.91
Citibank N.A. New York, NYADR Department	55,654,614	14.43
Life Insurance Corporation of India	44,144,926	11.45
Tata Steel Limited	32,378,410	8.40
Daimler Chrysler A.G.	25,596,476	6.64
Europacific Growth Fund	12,957,469	3.36
FID Funds (Mauritius) Limited	12,268,103	3.18
Tata Industries Limited	7,734,255	2.01
First Eagle Funds a/c First Eagle Global Fund	5,548,740	1.44
The New India Assurance Company Limited	5,104,110	1.32
Total	285,874,820	74.14

(b)	Top ten Ordinary Shareholders as of September 2, 2008

Name of the shareholders	Total Shares	Percentage of pre issue capital (%)
Tata Sons Limited	84,487,717	21.91
Citibank N.A. New York, NYADR Department	55,804,614	14.47
Life Insurance Corporation of India	43,156,345	11.19
Tata Steel Limited	32,378,410	8.40
Daimler Chrysler A.G.	25,596,476	6.64
Europacific Growth Fund	12,957,469	3.36
FID Funds (Mauritius) Limited	11,351,555	2.94
Tata Industries Limited	7,734,255	2.01
First Eagle Funds a/c First Eagle Global Fund	5,548,740	1.44
The New India Assurance Company Limited	5,176,110	1.34
Total	284,191,691	73.70

(c)	Top ten Ordinary Shareholders as of September 12, 2006

Name of the shareholders	Total Shares	Percentage of pre issue capital (%)
Tata Sons Limited	84,138,325	21.85
Citibank N.A. New York, NYADR Department	34,616,449	8.99
Tata Steel Limited	32,378,410	8.41
Daimler Chrysler A.G.	25,596,476	6.65
Life Insurance Corporation of India	19,652,400	5.10
Tata Industries Limited	7,734,255	2.01
HSBC Global Investment Funds a/c HSBC Global Investment Funds Mauritius Limited	7,092,108	1.84
Templeton Global Advisors Limited a/c Templeton Funds, Inc (Templeton Foreign Fund)	5,815,200	1.51
The New India Assurance Company Limited	5,246,110	1.36
J.P. Morgan Asset Management (Europe) S.A.R.L. a/c Flagship Indian Investment Company (Mauritius) Limited	4,748,068	1.23
Total	227,017,801	58.95

6.	The Company has not made any public offering of its Ordinary Shares or ‘A’ Ordinary Shares in the two years immediately preceding the date this Letter of Offer.

7.	The Issuer has obtained shareholders approval vide postal ballot on July 14, 2008 for an issue of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount not more that US$ 1 billion, in one or more tranches. While the terms of the same are not yet finalized, the Company expects to issue the same, post the date on which the Securities under this Letter of Offer are listed or application moneys are refunded on account of the failure of the Issue. Such securities being issued after the record date will not be entitled to rights. If issued post the date on which the Securities under this Letter of Offer are listed after the rights issue, the capital structure may undergo change within six months from the closure of the rights issue.

8.	Total number of Ordinary Shareholders of the Company as of September 16, 2008 was 328,524.

9.	The present Issue being a rights Issue, as per extant SEBI guidelines, the requirement of promoters’ contribution and lock-in are not applicable. In accordance with clause 2.4.1(iv) of the SEBI Guidelines, the Company is exempted from the eligibility norms as stated in the SEBI Guidelines.

10.	The Company has not issued any Ordinary Shares or ‘A’ Ordinary Shares or granted any options to acquire Ordinary Shares or ‘A’ Ordinary Shares or under any scheme of employees’ stock option or employees’ stock purchase.

11.	The Issuer has not availed any “bridge loans” to be repaid from the proceeds of the Issue for incurring expenditure on the Objects of the Issue. However, a Subsidiary of the Issuer, JaguarLandRover Limited has availed of a bridge loan to finance the Acquisition. For more details, see “Objects of the Issue” on page 23 of this Letter of Offer.

12.	The Directors of the Company or Lead Managers of the Issue have not entered into any buy-back, standby or similar arrangements for any of the securities being issued through this Letter of Offer. The Promoter has made or may make standby arrangements with its subsidiaries/ investment banks in respect of its subscription towards the unsubscribed portion of the issue of Ordinary Shares, upto an amount excluding the entitlement of the Promoter, Tata Steel Limited and Tata Industries Limited. Other than as above, the Promoter has not entered into any buy-back, standby or similar arrangements for any of the securities being issued through this Letter of Offer.

13.	The terms of this Issue have been presented under “Terms of the Present Issue” on page 241 of this Letter of Offer.

14.	At any given time, there shall be only one denomination each of the Ordinary Shares and ‘A’ Ordinary Shares of the Company. Other than FCCBs/ CARS, the Ordinary Shareholders of the Company do not hold any warrant, option, convertible loan or debenture, which would entitle them to acquire further Ordinary Shares or ‘A’ Ordinary Shares in the Company.

15.	Save as disclosed in Note 7 above, no further issue of capital by way of issue of bonus shares, preferential allotment, rights issue or public issue or in any other manner which will affect the share capital of the Company, shall be made during the period commencing from the filing of this Letter of Offer with the Stock Exchanges and the date on which the Securities issued under the Letter of Offer are listed or application moneys are refunded on account of the failure of the Issue. Further, other than as disclosed in Note 7 above, presently the Company does not have any intention to alter the share capital structure by way of split/ consolidation of the denomination of the shares on a preferential basis or issue of bonus or rights or public issue of shares or any other securities within a period of six months from the Issue Opening Date.

16.	The Ordinary Shares and ‘A’ Ordinary Shares are each being offered in this Issue on a fully-paid up basis.

17.	The Ordinary Shares of the Company have been voluntarily delisted from the Madhya Pradesh Stock Exchange Limited, the Ahmedabad Stock Exchange Limited, the Bangalore Stock Exchange Limited, the Calcutta Stock Exchange Association Limited, the Cochin Stock Exchange Limited, the Delhi Stock Exchange Association Limited, the Hyderabad Stock Exchange Limited, the Ludhiana Stock Exchange Association Limited, the Madras Stock Exchange Limited, the Pune Stock Exchange Limited and the Uttar Pradesh Stock Exchange Association Limited.

18.	The Issue will remain open for atleast 15 days. However, the Board will have the right to extend the Issue period as it may determine from time to time but not exceeding 30 days from the Issue Opening Date.

19.	The Company has entered into an underwriting agreement dated September 18, 2008 (the “Underwriting Agreement”) with JM Financial Consultants Private Limited, JM Financial Services Private Limited and JM Financial Institutional Securities Private Limited (the “Underwriters”) for underwriting the ‘A’ Ordinary Shares offered through this Issue for a maximum amount up to Rs. 13,270.38 million as given in the table below. In terms of the Underwriting Agreement, the Underwriters shall, except to the extent of the subscription by the Promoter, Tata Steel Limited and Tata Industries Limited to their entitlements of ‘A’ Ordinary Shares in full (“Promoter Subscription”) and any subscription of ‘A’ Ordinary Shares received from the Company’s public shareholders other than Promoter Subscription, be responsible for bringing in a shortfall, if any, at a price of Rs. 305 per ‘A’ Ordinary Share.

Name and Address of the Underwriters	Indicative Number of ‘A’ Ordinary Shares Underwritten	Amount Underwritten (in Rs. Million)
JM Financial Consultants Private Limited 141, Maker Chamber III Nariman Point Mumbai 400 021 Tel: (91 22) 6630 3030 Fax: (91 22) 2204 7185 E-mail: tatamotors.rights@jmfinancial.in Contact Person: Mr. Adithya Anand	43,509,230	13,270.32
JM Financial Services Private Limited Apeejay House 3, Dinshaw Vaccha Road Churchgate Mumbai 400 020 Tel: (91 22) 6704 0404 Fax: (91 22) 6654 1511-12 E-mail: deepak.vaidya@jmfinancial.in Contact Person: Mr. Deepak Vaidya	100	0.03
JM Financial Institutional Securities Private Limited Bandbox House, Ist Floor, 254 – D, Dr.Annie Besant Road Worli, Mumbai 400 025 Tel: (91 22) 6646 0000 Fax: (91 22) 2498 5675 Email: samir.shah@jmfinancial.in Contact Person: Mr. Samir Shah	100	0.03

In the opinion of the Board of Directors, the resources of the Underwriters are sufficient to enable them to discharge its underwriting obligations in full.

The Promoters, Tata Steel Limited and Tata Industries Limited have undertaken that in case any part of the ‘A’ Ordinary Shares remain unsubscribed and the Underwriters are required to underwrite in excess of 35% of the ‘A’ Ordinary Shares, the entire shareholding of the Promoter, Tata Steel Limited and Tata Industries Limited would be subject to lock up of 90 days from the date of the devolvement notice issued by the Company to the Underwriters pursuant to the terms of the Underwriting Agreement. This restriction shall not apply to any Ordinary Shares that the Promoter, Tata Steel Limited and Tata Industries Limited may subscribe to in addition to their full rights entitlement of Ordinary Shares and to any pledge given to secure any loans granted to the Promoters/ promoter group or the Company or its subsidiaries.

The Company has also agreed that except as disclosed in “Capital Structure” on page 15 of this Letter of Offer, it shall not, without the prior written consent of the Underwriters, for a period of 180 days from the date of listing of the Securities, issue any Ordinary Shares or ‘A’ Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ‘A’ Ordinary Shares or publicly announce any intention to do so during the aforesaid period.

OBJECTS OF THE ISSUE

The net proceeds of the Issue, after deduction of Issue related expenses, are estimated to be approximately Rs. 40,919.5 million (“Net Proceeds”).

The Company intends to use the Net Proceeds to fund its investment by way of contribution in its wholly owned Subsidiary, TML Holdings Pte Limited, a limited liability company incorporated in Singapore. TML Holdings Pte Limited would, in turn, make an investment in its wholly owned subsidiary, JaguarLandRover Limited (a limited liability company incorporated in England). JaguarLandRover Limited would utilize the funds to prepay part of the Short Term Bridge Loan (as defined hereinafter) availed by it to partially fund the purchase consideration for the acquisition of Jaguar Land Rover from Ford.

The objects clause of the Memorandum of Association enables the Company to undertake its existing activities and the activities for which funds are being raised by the Company in this Issue.

Proceeds of the Issue

The details of proceeds of the Issue are summarized in the following table:

S. No.	Description	Amount	Amount
		(Rs. million)
1.	Gross Proceeds of the Issue		41,458.1
	- Rights Issue of Ordinary Shares	21,853.9
	- Rights Issue of ‘A’ Ordinary Shares	19,604.2
2.	Estimated Issue Expenses		538.6
3.	Net Proceeds of the Issue		40,919.5

Requirement of Funds and Means of Finance

The intended use of the Net Proceeds is as under:

S. No.	Activity	Amount (Rs. million)
1.	Investment in our Subsidiary, TML Holdings Pte Limited	40,919.5
	Total	40,919.5

The stated objects of the Issue are proposed to be entirely financed by the Net Proceeds. Thus, clause 2.8 of the SEBI Guidelines for firm arrangements of finance through verifiable means towards 75% of the stated means of finance, excluding the amount to be raised through the proposed Issue, does not apply to us.

Investment in our Subsidiary, TML Holdings Pte Limited

TML Holdings Pte Limited, a limited liability company incorporated in Singapore, is our wholly owned Subsidiary. We intend to utilize the entire Net Proceeds amounting to Rs. 40,919.5 million to make an investment in TML Holdings Pte Limited. The form of investment would consist of a combination of equity capital, preference capital and debt.

The following table explains the use of the investment to be made by the Company in TML Holdings Pte Limited:

Particulars	Amount (Rs. Million)	Purpose of Investment
Investment by the Company in TML Holdings Pte Limited	40,919.5	Further investment by TML Holdings Pte Limited in its wholly owned Subsidiary, JaguarLandRover Limited.

TML Holdings Pte Limited would, in turn, make an investment in its wholly owned subsidiary, JaguarLandRover Limited. The form of investment would consist of a combination of equity capital, preference capital and debt. The following table explains the use of the investment to be made by TML Holdings Pte Limited in JaguarLandRover Limited:

Particulars	Amount (Rs. Million)	Purpose of Investment
Investment by TML Holdings Pte Limited in JaguarLandRover Limited	40,919.5	Prepayment of part of the Short Term Bridge Loan availed by JaguarLandRover Limited to partially fund the purchase consideration for the acquisition of Jaguar Land Rover from Ford.

JaguarLandRover Limited would utilize the funds to prepay part of the Short Term Bridge Loan availed by it to partially fund the purchase consideration for the acquisition of Jaguar Land Rover from Ford which was completed on June 2, 2008.

JaguarLandRover Limited availed a short term bridge loan facility (the “Short Term Bridge Loan”) of US$ 3,000 million to part finance the acquisition of Jaguar Land Rover by entering into a credit facility agreement dated March 13, 2008 with an initial group of arrangers including the Bank of Tokyo-Mitsubishi UFJ Limited, Citigroup Global Markets Asia Limited, ING Bank N.V., Singapore Branch, J.P. Morgan Securities (Asia Pacific) Limited, Mizuho Corporate Bank Limited, Standard Chartered Bank, State Bank of India and BNP Paribas, Singapore Branch. TML and TML Holdings Pte Limited were also obligors to the aforementioned credit facility agreement, and TML provided a guarantee for the facility. Citicorp International Limited acted as the Facility Agent. The following are the details of the aforementioned Short Term Bridge Loan availed by JaguarLandRover Limited, in which the prepayment is proposed:

Date of credit facility agreement	Amount Sanctioned		Amount Drawn Down		Principal Amount Outstanding as on September 11, 2008		Amount to be Prepaid by JaguarLandRover Limited
	US$ million		US$ million		US$ million		US$ million ^	Rs. million
March 13, 2008	3,000	*	3,000	*	3,000	*	894.0	40,919.5

*	As per the certificate of Deloitte Haskins & Sells, Chartered Accountants dated September 11, 2008.

^	Conversion from Indian Rupees to US Dollars based on the exchange rate of 1 US Dollar = 45.77 Indian Rupees on September 12, 2008 as per the Reserve Bank of India; Such conversion is for convenience purposes only.

As indicated above, JaguarLandRover Limited has drawn down the entire US$ 3,000 million. All payments with respect to the Short Term Bridge Loan are to be made to Citicorp International Limited, the Facility Agent.

JaguarLandRover Limited utilized US$ 1,900 million of the aforementioned Short Term Bridge Loan towards part payment of the purchase consideration for the acquisition of Jaguar Land Rover from Ford on cash free and debt free basis. In addition, a net cash position of US$ 93 million, representing additional net cash over the purchase consideration basis, was estimated for Jaguar Land Rover as at the date of the acquisition. This amount was paid additionally by JaguarLandRover Limited out of the proceeds of the Short Term Bridge Loan. Further, US$ 700 million from the proceeds from the Short Term Bridge Loan was utilized by JaguarLandRover Limited for a short term working capital loan to its subsidiary, Land Rover. The balance proceeds from the Short Term Bridge Loan are intended to be utilized by JaguarLandRover Limited towards the ongoing operational/ contingency requirements of Jaguar Land Rover.

Utilization of Net Proceeds and Funds Deployed on the Objects of the Issue

The Company intends to utilize the entire Net Proceeds amounting to Rs. 40,919.5 million to make an investment in its wholly owned Subsidiary to prepay part of the Short Term Bridge Loan availed by JaguarLandRover Limited to partially fund the purchase consideration for the acquisition of Jaguar Land Rover from Ford.

As per the certificate of Deloitte Haskins & Sells, Chartered Accountants dated September 11, 2008, except for the initial capital contribution of US$ 500 million made by TML in TML Holdings Pte Limited as described below in –“Acquisition of Jaguar Land Rover by JaguarLandRover Limited”, the Company has not deployed any additional amount towards investment in its Subsidiary, TML Holdings Pte Limited.

The Company proposes to deploy the Net Proceeds during fiscal 2009.

No part of the Net Proceeds will be paid by the Company as consideration to the Promoter, the Directors, the Company’s key management personnel or companies promoted by the Promoter.

Acquisition of Jaguar Land Rover by JaguarLandRover Limited

The purchase consideration paid by JaguarLandRover Limited to Ford for the acquisition of Jaguar Land Rover, on cash free and debt free basis, was US$ 2,300 million. The same was financed as under:

S. No.	Description	Amount (US$ million)
1.	Capital contribution	400	*
2.	Part-proceeds from the Short Term Bridge Loan	1,900	*
	Total	2,300

*	As per the certificate of Deloitte Haskins & Sells, Chartered Accountants dated September 11, 2008.

The portion of the capital contribution of US$ 400 million paid by JaguarLandRover Limited was financed as under:

S. No.	Description	Contribution made by TML in TML Holdings Pte Limited		Contribution made by TML Holdings Pte Limited in JaguarLandRover Limited
		(US$ million)		(US$ million)
1.	Equity Capital	100		50
2.	Preference Capital	400		350
	Total	500	(1)	400	(2)

1)	The aggregate contribution of US$ 500 million made by TML in TML Holdings Pte Limited was financed through the cash/ marketable securities of TML.

2)	Balance US$ 100 million was paid by TML Holdings Pte Limited towards fees and other acquisition expenses consisting of legal and advisory fees, due-diligence and related expenses, structuring fees, underwriters fees and other expenses in relation to the Short Term Bridge Loan, and other acquisition related expenses.

The debt portion of the purchase consideration of US$ 1,900 million paid by JaguarLandRover Limited was financed out of the proceeds of the Short Term Bridge Loan.

A net cash position of US$ 93 million was estimated for Jaguar Land Rover as at the date of the acquisition. This amount represents additional net cash over the purchase consideration basis and was paid additionally by JaguarLandRover Limited. The same was financed out of the proceeds of the Short Term Bridge Loan.

In addition, a final adjustment relating to the actual cash, debt and working capital position (as defined in the sale and purchase agreement) of Jaguar Land Rover on the date of the acquisition, based on a final completion statement of Jaguar Land Rover agreed between JaguarLandRover Limited and Ford, of US$ 131 million is payable by JaguarLandRover Limited to Ford. This represents additional net working capital/cash available with Jaguar Land Rover over the agreed levels. For further information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing of the Jaguar Land Rover Acquisition” on page 135 of this Letter of Offer.

For more details on Jaguar Land Rover and the acquisition, see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 49 and 119 of this Letter of Offer.

Details of the Short Term Bridge Loan

JaguarLandRover Limited, on March 13, 2008, entered into a credit facility agreement with an initial group of arrangers including the Bank of Tokyo-Mitsubishi UFJ Limited, Citigroup Global Markets Asia Limited, ING Bank N.V., Singapore Branch, J.P. Morgan Securities (Asia Pacific) Limited, Mizuho Corporate Bank Limited, Standard Chartered Bank, State Bank of India and BNP Paribas, Singapore Branch. Brief terms of the credit facility agreement are as follows:

1)	Borrower: JaguarLandRover Limited, a limited liability company incorporated in England, which is 100% directly owned by TML Holdings Pte Limited, a Singaporean limited liability company, which is, in turn, 100% directly owned by TML.

2)	Support: Guarantee from TML.

3)	Facility Agent: Citicorp International Limited.

4)	Obligors: JaguarLandRover Limited, TML Holdings Pte Limited and TML.

5)	Amount: US$ 3,000 million.

6)	Purpose: JaguarLandRover Limited has agreed to apply all amounts borrowed by it under the facility only towards:

•	partially financing the acquisition;

•	to the extent stipulated, the on-loan to Jaguar Land Rover to be applied towards Jaguar Land Rover’s working capital needs and/or the capitalisation of the Jaguar Land Rover;

•	acquisition costs; and

•	any other costs incurred by the JaguarLandRover Limited in relation to the acquisition including any contingency requirement of Jaguar Land Rover.

7)	Rate of Interest: The rate of interest for loan for each interest period is the percentage rate per annum which is the aggregate of the applicable margin, LIBOR and mandatory cost, if any. The applicable margin is 0.85% for the first 6 months, 1.2% for next 3 months, and 1.5% thereafter until the maturity date.

8)	Maturity Date: The date falling, 364 days from and including the first drawdown date, i.e., June 2, 2008.

9)	Repayment: The aggregate loans are to be repaid in full on the maturity date.

10)	Voluntary Prepayment: JaguarLandRover Limited may prepay the whole or any part of the loans (if in part, being an amount that reduces the amount of the loan by a minimum amount of US$ 25,000,000 and an integral multiple of US$ 10,000,000 or the remaining amount of the loan), if it gives the Facility Agent not less than 5 business days prior notice in the case of a prepayment on the last day of an interest period or 8 business days prior notice, otherwise.

11)	Mandatory Prepayment: From June 2, 2008 until the maturity date, the loans shall immediately be prepaid from an amount equal to the mandatory prepayment proceeds.

•

Prior to submission of a refinancing plan to the Facility Agent, mandatory prepayment proceeds include proceeds from disposals of certain property, plant and equipment, issuance of shares, termination proceeds in excess of US$ 10 million in aggregate in relation to hedging agreements, permitted facility refinancing financial indebtedness and certain types of insurance claims received. In relation to the aforementioned mandatory prepayments, US$ 32.4 million has been contributed by JaguarLandRover Limited towards a mandatory prepayment account with the Facility Agent to be applied towards the prepayment of the Short Term Bridge Loan.

•

Subsequent to submission of a refinancing plan to the Facility Agent, such mandatory prepayment proceeds include (a) proceeds of any refinancing option under the Company’s refinancing plan, (b) any issuance of shares including by way of a rights issue and (c) any permitted facility refinancing financial indebtedness. For details on the Company’s plans to refinance the Short Term Bridge Loan see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing of the Jaguar Land Rover Acquisition” on page 135 of this Letter of Offer.

12)	Guarantees/charges or security: TML irrevocably and unconditionally:

•	guarantees to each financing party punctual performance by the other obligors of all the other obligor’s obligations under the finance documents;

•

undertakes with each lender that whenever either of the obligors do not pay any amount when due under or in connection with any finance document, TML shall immediately on demand pay that amount as if it was the principal obligor;

•	TML’s maximum liability shall be limited to a total aggregate amount of US$ 3,000 million.

13)	Negative pledge: No obligor shall create or permit to subsist any security over any of its assets. No obligor shall:

•	sell transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an obligor or any other obligor;

•	sell transfer or otherwise dispose of any of its receivables on recourse terms;

•	enter into or permit to subsist any title retention agreement;

•	enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied set off or made subject to a combination of accounts;

•	enter into or permit to subsist any other preferential arrangement having a similar effect.

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

14)	Other covenants/ conditions: Compliance of the following to be ensured:

•	No obligor may incur or permit to be outstanding any financial indebtedness other than permitted financial indebtedness.

•

TML shall at all times own 100% of the total issued share capital in TML Holdings Pte Limited and shall control each of TML Holdings Pte Limited, JaguarLandRover Limited and companies and subsidiaries forming part of Jaguar Land Rover.

•

TML Holdings Pte Limited shall at all times own 100% of JaguarLandRover Limited and JaguarLandRover Limited shall at all times after the acquisition, own directly or indirectly not less than 76% of the total issued share capital of each of the companies and subsidiaries forming part of Jaguar Land Rover.

15)	Default events and interest: Events of default include:

•	obligor does not pay on the date any amount payable pursuant to the finance document;

•	an obligor does not comply with the terms in relation to negative pledge;

•

any representation made by an obligor in the finance documents or any other documents delivered by or on behalf of any obligor under or in connection with the finance documents, is misleading and if capable of remedy not remedied within 20 days of the earlier of the facility agent giving notice to the borrower or any obligor becoming aware of the failure to comply;

•	any financial indebtedness of any obligor or material subsidiary is not paid when due or within any original grace period;

•	the value of the assets of any obligor or material subsidiary is less than its liabilities;

•	the initiation of any legal proceeding for winding up, dissolution, administration, judicial management of any obligor or any material subsidiary;

•

all or any material part of the share capital of any obligor or material subsidiary is seized, nationalized, expropriated or compulsorily purchased by any governmental agency or state owned corporations, (or an order is made to that effect);

•	Tata Sons Limited ceases to own and control a minimum shareholding of not less than 26 % of TML’s total issues share capital;

•	it is or becomes unlawful for an obligor to perform any of its obligations under any transaction document;

•	any obligor or material subsidiary suspends or ceases to carry on all or a material part of its business or of the business of the obligors and material subsidiaries taken as a whole;

•	any event or circumstance occurs which has a material adverse effect.

Issue Related Expenses

The Issue related expenses include, among others, fees of the Lead Managers, printing and distribution expenses, legal fees, advertisement expenses, underwriting commission and registrar and depository fees. The estimated Issue related expenses are as follows:

S. No.	Activity Expense	Amount (Rs. Million)	Percentage of Total Estimated Issue Expenditure	Percentage of Issue Size
1.	Fees of the Lead Managers	103.8	19.26%	0.25%
2.	Underwriting commission	298.6	55.43%	0.72%
3.	Printing and stationery, distribution, postage, etc.	23.1	4.29%	0.06%
4.	Advertisement and marketing expenses	35.0	6.50%	0.08%
5.	Others Expenses (Registrar to the Issue, Legal Advisors, Auditors and other Advisors etc.)	78.2	14.52%	0.19%
	Total Estimated Issue Expenses	538.6	100.00%	1.30%

Interim Use of Proceeds

The management of the Company, in accordance with the policies formulated by it from time to time, will have flexibility in deploying the Net Proceeds. Pending utilization of the Net Proceeds for the purposes described above, the Company intends to temporarily invest the funds in high quality debt instruments including deposits with banks and/ or mutual funds. Such investments will be approved by the Board or its committee from time to time, in accordance with its investment policies.

Monitoring of Utilization of Funds

The Company has appointed SICOM Limited as the monitoring agency, to monitor the utilization of the Net Proceeds. The Company in accordance with the Listing Agreement undertakes to place the report(s) of the Monitoring Agency on receipt before the Audit Committee without any delay. The Company will disclose the utilization of the Net Proceeds, including interim use under a separate head in its balance sheet for such fiscal periods as and when the Company’s Subsidiaries repay any loans, it shall make disclosures as required under the SEBI Guidelines, the listing agreements with the Stock Exchanges and any other applicable law or regulations, clearly specifying the purposes for which the Net Proceeds have been utilized. The Company will also, in its balance sheet for the applicable fiscal periods, provide details, if any, in relation to all such Net Issue Proceeds that have not been utilized, thereby also indicating investments, if any, of such currently unutilized Net Issue Proceeds.

In accordance with clause 43A of the Listing Agreement the Company shall furnish to the Stock Exchanges on a quarterly basis, a statement including material deviations if any, in the utilization of the proceeds of the Issue for the objects of the Issue as stated above. This information will also be published in newspapers simultaneously with the interim or annual financial results, after placing the same before the Audit Committee. In the event, the Monitoring Agency points out any deviation in the use of proceeds of the Issue from the objects of the Issue as stated above, or has given any other reservations about the end use of funds, the Company shall intimate the same to the Stock Exchanges without delay.

BASIS FOR ISSUE PRICE

The Issue Price for the Ordinary Shares and the ‘A’ Ordinary Shares has been determined by the Board of Directors of the Company. Investors should also see “Risk Factors” and “Auditor’s Report” on pages xii and F-1, respectively, of this Letter of Offer to get a more informed view before making any investment decision. Please also refer to the consolidated and non-consolidated financial statements as stated in this Letter of Offer.

Qualitative Factors

•	The Company is the largest automotive company in India in terms of revenues.

•	The Company is the world’s fourth largest truck manufacturer and second largest bus manufacturer in the above 6 ton category as per Automotive World and Lastauto Omnibus, respectively.

•	The Company’s market share in the overall four-wheel automotive vehicle market in India for fiscal 2008 was 26.0% as per Frost and Sullivan.

•

The Company is an integrated vehicle manufacturer with capabilities across the entire value chain of operations including the design, manufacture, assembly and sale of vehicles, related parts and accessories and the financing business.

•	On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover from Ford giving the Company an immediate access to the luxury performance car and premium all-terrain vehicle segments.

Quantitative Factors

The information presented in this section is derived from the Company’s consolidated restated summary statements, as at and for the years ended March 31, 2008, 2007 and 2006.

On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover from Ford, through its indirect Subsidiary JaguarLandRover Limited. The information presented in this section, derived from the Company’s consolidated restated summary statements as at and for the years ended March 31, 2008, 2007 and 2006, does not reflect the effect of the aforementioned acquisition.

1.	Basic and Diluted Earning per Share (EPS) of face value of Rs. 10 each

Year	Basic EPS (consolidated) (Rs.)	Diluted EPS (consolidated) (Rs.)	Weight
Fiscal 2008	56.06	51.40	3
Fiscal 2007	57.14	54.21	2
Fiscal 2006	46.29	43.55	1
Weighted Average	54.79	51.03

Notes:

The EPS has been computed on the basis of the consolidated restated summary statements under “Auditor’s Report” on page F-1 of the Letter of Offer

2.	Price Earnings Ratio (P/E) in relation to the Issue Price of Rs. 340 per Ordinary Share of face value of Rs. 10 each

a)	P/E based on the Basic EPS as per consolidated restated summary statements for the year ended March 31, 2008

Particulars	P/E at the Issue Price (no. of times)
P/E based on the Basic EPS (consolidated) for the year ended March 31, 2008 of Rs. 56.06	6.1
P/E based on weighted average Basic EPS (consolidated) of Rs. 54.79	6.2

b)	P/E based on the Diluted EPS as per consolidated restated summary statements for the year ended March 31, 2008

Particulars	P/E at the Issue Price (no. of times)
P/E based on the Diluted EPS (consolidated) for the year ended March 31, 2008 of Rs. 51.40	6.6
P/E based on weighted average Diluted EPS (consolidated) of Rs. 51.03	6.7

Industry P/E *

a) Highest	12.2
b) Lowest	8.5
c) Industry Composite	8.9

*	Industry composite has been taken from the industry segment “Automobiles LCV/HCV” covered under Capital Market, Volume XXIII/13 dated August 25 – September 07, 2008. Similarly, industry highest and lowest is based on the P/E ratios for the companies enlisted under the industry segment “Automobiles LCV/HCV” covered under Capital Market, Volume XXIII/13 dated August 25 – September 07, 2008. Source: Capital Market, Volume XXIII/13 dated August 25 – September 07, 2008.

3.	Price Earnings Ratio (P/E) in relation to the Issue Price of Rs. 305 per ‘A’ Ordinary Share of face value of Rs. 10 each

a)	P/E based on the Basic EPS as per consolidated restated summary statements for the year ended March 31, 2008

Particulars	P/E at the Issue Price (no. of times)
P/E based on the Basic EPS (consolidated) for the year ended March 31, 2008 of Rs. 56.06	5.4
P/E based on weighted average Basic EPS (consolidated) of Rs. 54.79	5.6

b)	P/E based on the Diluted EPS as per consolidated restated summary statements for the year ended March 31, 2008

Particulars	P/E at the Issue Price (no. of times)
P/E based on the Diluted EPS (consolidated) for the year ended March 31, 2008 of Rs. 51.40	5.9
P/E based on weighted average Diluted EPS (consolidated) of Rs. 51.03	6.0

There are no companies which have listed shares carrying differential voting rights within the automotive industry in India and as such there is no comparable P/E for such shares in the Industry.

4.	Average Return on Net Worth (RoNW)

Year	Consolidated RoNW (%)	Weight
Fiscal 2008	24.61%	3
Fiscal 2007	28.14%	2
Fiscal 2006	28.34%	1
Weighted Average	26.41%

Notes:

Return on Net Worth represents Adjusted Profit After Tax divided by Net Worth.

The RoNW has been computed on the basis of the consolidated restated summary statements under “Auditor’s Report” on page F-1 of the Letter of Offer

5.	Minimum Return on Increased Net Worth Required to Maintain Pre-Issue EPS

The minimum return on increased net worth after the issue of Ordinary Shares (at Rs. 340 per share) and ‘A’ Ordinary Shares (at Rs. 305 per share) required by the Company to maintain the pre-Issue EPS is 22.30%.

6.	Net Asset Value (NAV)

a)	Issue Price per Ordinary Share is Rs. 340.

b)	Issue Price per ‘A’ Ordinary Share is Rs. 305.

c)	NAV per share after the issue of Ordinary Shares (at Rs. 340 per share) and ‘A’ Ordinary Shares (at Rs. 305 per share) (based on the consolidated net worth as at March 31, 2008) is Rs. 251.35.

d)	NAV per share as at March 31, 2008, 2007 and 2006 is as follows:

Year	NAV per share (Rs.)
Fiscal 2008	227.72
Fiscal 2007	202.62
Fiscal 2006	160.76

Notes:

Net Asset Value is calculated as Net Worth at the end of each financial year/period divided by the number of equity shares outstanding at the end of each financial year/period

The NAV per share has been computed on the basis of the consolidated restated summary statements under “Auditor’s Report” on page F-1 of the Letter of Offer

7.	Comparison with other listed companies

Particulars	Face Value (Rs. per share)	EPS (2) (Rs. per share)	NAV (Rs. per share)	RoNW (%)	P/E (3)
Tata Motors Limited (1)	10	51.40	227.72	24.61%	8.5
Comparison with other listed companies (4)
Ashok Leyland	1	3.1	16.0	23.5%	10.3
Maruti Suzuki	5	59.9	291.3	25.4%	10.9
Mahindra and Mahindra	10	37.2	176.8	24.2%	15.2

1)	EPS, RoNW and NAV per share of the Company are based on the consolidated restated summary statements for the year ended March 31, 2008.

2)	Diluted EPS of the Company for the year ended March 31, 2008.

3)	The P/E has been taken from Capital Market, Volume XXIII/13 dated August 25 – September 07, 2008.

4)	All figures for the listed companies are from Capital Market, Volume XXIII/13 dated August 25 – September 07, 2008.

The face value of the Ordinary Shares is Rs. 10 and the Issue Price is 34.0 times the face value. The face value of the ‘A’ Ordinary Share is Rs. 10 and the Issue Price is 30.5 times the face value.

On the basis of the above qualitative and quantitative parameters, the Lead Managers and the Company are of the opinion that Issue price of Rs. 340 per Ordinary Share and Rs. 305 per ‘A’ Ordinary Share is justified.

STATEMENT OF TAX BENEFITS

Capitalised terms used in this section have the meaning set forth herein.

The following key tax benefits are available to the Company and the prospective shareholders under the current direct tax laws in India.

The tax benefits listed below are the possible benefits available under the current tax laws presently in force in India. Several of these benefits are dependent on the Company or its shareholders fulfilling the conditions prescribed under the relevant tax laws. Hence, the ability of the Company or its shareholders to derive the tax benefits is dependent upon fulfilling such conditions, which based on business imperative it faces in the future, it may or may not choose to fulfill. This statement is only intended to provide the tax benefits to the company and its shareholders in a general and summary manner and does not purport to be a complete analysis or listing of all the provisions or possible tax consequences of the subscription, purchase, ownership or disposal etc. of shares. In view of the individual nature of tax consequence and the changing tax laws, each investor is advised to consult his/her own tax adviser with respect to specific tax implications arising out of their participation in the issue.

SPECIAL TAX BENEFITS

1.	SPECIAL TAX BENEFITS AVAILABLE TO THE COMPANY

As per Section 35(2AB), weighted deduction @150% is available on Research & Development expenditure (except on land and building) incurred by the Company. In respect of expenditure on Research & Development building, deduction @100% is available.

2.	SPECIAL TAX BENEFITS AVAILABLE TO THE SHAREHOLDERS OF THE COMPANY

There are no special tax benefits available to the Shareholders of the Company.

GENERAL TAX BENEFITS

1.	Key benefits available to the Company under the Income Tax Act, 1961 (“the Act”)

A)	BUSINESS INCOME:

a)	Depreciation:

The Company is entitled to claim depreciation on specified tangible and intangible assets owned by it and used for the purpose of its business under Section 32 of the Act.

In case of new machinery or plant that is acquired by the company (other than ships and aircrafts), the company is entitled to a further sum equal to twenty per cent of the actual cost of such machinery or plant subject to conditions specified in Section 32 of the Act.

b)	Expenditure incurred on voluntary retirement scheme:

As per Section 35DDA of the Act, the company is entitled to deduction in respect of expenditure incurred in connection with voluntary retirement of its employees, of an amount equal to 1/5th of such expenses every year for a period of 5 years subject to conditions specified in that section.

c)	Deductions under Chapter VI-A of the Act:

As per section 80-IC of the Act, the company is eligible for deduction of an amount equal to specified per cent of the profits and gains derived by specified undertaking for 10 assessment years subject to the fulfillment of the conditions specified in that section.

As per section 80G of the Act, the Company is entitled to claim deduction of an specified amount in respect of eligible donations subject to the fulfillment of the conditions specified in that section.

d)	MAT Credit:

As per Section 115JAA(1A) of the Act, the company is eligible to claim credit for Minimum Alternate Tax (“MAT”) paid for any assessment year commencing on or after April 1, 2006 against normal income-tax payable in subsequent assessment years. MAT credit shall be allowed for any assessment year to the extent of difference between the tax payable as per the normal provisions of the Act and the tax paid under section 115JB for that assessment year. Such MAT credit is available for set-off upto 7 years succeeding the assessment year in which the MAT credit arises.

B)	CAPITAL GAINS:

a)	i) Long Term Capital Gain (LTCG)

LTCG means capital gain arising from the transfer of a capital asset being Share held in a company or any other security listed in a recognized stock exchange in India or unit of the Unit Trust of India or a unit of a mutual fund specified under clause (23D) of section 10 or a Zero coupon bond held by an assessee for more than 12 months.

In respect of any other capital assets, LTCG means capital gain arising from the transfer of an asset, held by an assessee for more than 36 months.

ii)	Short Term Capital Gain (STCG)

STCG means capital gain arising from the transfer of capital asset being Share held in a company or any other security listed in a recognized stock exchange in India or unit of the Unit Trust of India or a unit of a mutual fund specified under clause (23D) of section 10 or a Zero coupon bonds, held by an assessee for 12 months or less.

In respect of any other capital assets, STCG means capital gain arising from the transfer of an asset, held by an assessee for 36 months or less.

b)	LTCG arising on transfer of equity shares of a company or units of an equity oriented fund (as defined which has been set up under a scheme of a mutual fund specified under Section 10(23D)) are exempt from tax under Section 10(38) of the Act provided the transaction is chargeable to securities transaction tax (STT) and subject to conditions specified in that section.

Income by way of long term capital gain exempt u/s 10(38) is to be taken into account in computing the Book profit and income tax payable under section 115JB of the Act.

c)	As per section 48 of the Act and subject to the conditions specified in that section, LTCG arising on transfer of capital assets, other than bonds and debentures (excluding capital indexed bonds issued by the Government) and depreciable assets, is to be computed by deducting the indexed cost of acquisition and indexed cost of improvement from the full value of consideration.

As per section 112 of the Act, LTCG is taxed @ 20% plus applicable surcharge thereon and 3% Education and Secondary & Higher education cess on tax plus Surcharge (if any) (hereinafter referred to as applicable Surcharge and Education Cess and Secondary & Higher Education Cess)

However, if such tax payable on transfer of listed securities or units or Zero coupon bonds exceed 10% of the LTCG, without indexation benefit, the excess tax shall be ignored for the purpose of computing the tax payable by the assessee.

d)	As per section 111A of the Act, STCG arising on sale of equity shares or units of equity oriented mutual fund (as defined which has been set up under a scheme of a mutual fund specified under Section 10(23D)), are subject to tax at the rate of 15% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess) provided the transaction is chargeable to STT. No deduction under chapter VIA shall be allowed from such income.

e)	STCG arising on sale of equity shares or units of equity oriented mutual fund (as defined which has been set up under a scheme of a mutual fund specified under Section 10(23D)), where such transaction is not chargeable to STT, shall be taxable at the rate of 30% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess).

f)	As per section 71 read with section 74 of the Act, short term capital loss arising during a year is allowed to be set-off against short term as well as long term capital gains. Balance loss, if any, shall be carried forward and set-off against any capital gains arising during subsequent 8 years.

g)	As per section 71 read with section 74 of the Act, long term capital loss arising during a year is allowed to be set-off only against long term capital gains. Balance loss, if any, shall be carried forward and set-off against long term capital gains arising during subsequent 8 years.

h)	As per section 54EC of the Act, capital gains arising from the transfer of a long term capital asset shall be exempt from capital gains tax if such capital gains are invested within a period of 6 months after the date of such transfer in specified bonds issued by the following and subject to the conditions specified therein:

•	National Highway Authority of India constituted under Section 3 of National Highway Authority of India Act, 1988

•	Rural Electrification Corporation Limited, a company formed and registered under the Companies Act, 1856

If only part of the capital gains is reinvested, the exemption shall be proportionately available.

However, if the new bonds are transferred or converted into money within three years from the date of their acquisition, the amount so exempted shall be taxable as Capital Gains in the year of transfer/conversion.

As per this section., the investment in the Long Term Specified Asset cannot exceed 50 lakh rupees.

C)	Income from Other Sources

Dividend Income:

Dividend (both interim and final), if any, received by the company on its investments in shares of another Domestic Company shall be exempt from tax under Section 10(34) read with Section 115-O of the Act.

Income received in respect of units of a mutual fund specified under Section 10(23D) of the Act (other than income arising from transfer of such units) shall be exempt from tax under Section 10(35) of the Act.

2.	Key benefits available to the Members of the Company

2.1	Resident Members

a)	Dividend income:

Dividend (both interim and final), if any, received by the resident shareholders from a Domestic Company shall be exempt from tax under Section 10(34) read with Section 115O of the Act.

b)	Capital gains:

i)	Benefits outlined in Paragraph 1(B) above are also applicable to resident shareholders. In addition to the same, the following benefit is also available to a resident shareholder being an individual or a HUF.

ii)	As per Section 54F of the Act, LTCG arising from transfer of shares shall be exempt from tax if net consideration from such transfer is utilized within a period of one year before, or two years after the date of transfer, for purchase of a new residential house, or for construction of residential house within three years from the date of transfer and subject to conditions and to the extent specified therein.

2.2	Non-Resident Members

a)	Dividend Income:

Dividend (both interim and final), if any, received by the non-resident shareholders from a Domestic Company shall be exempt from tax under Section 10(34) read with Section 115O of the Act.

b)	Capital gains:

Benefits outlined in paragraph 2.1(b) above are also available to a non-resident shareholder except that as per first proviso to Section 48 of the Act, the capital gains arising on transfer of shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure incurred in connection with such transfer and full value of the consideration received or accruing as a result of the transfer, into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation as provided in second proviso to section 48 is not available to non-resident shareholders.

c)	Tax Treaty Benefits:

As per Section 90 of the Act, the shareholder can claim relief in respect of double taxation, if any, as per the provision of the applicable double taxation avoidance agreement entered into by the Government of India with the country of residence of the non-resident investor.

2.3	Special provisions in case of non-resident Indians in respect of income / LTCG from specified foreign exchange assets under Chapter XII-A of the Act.

i)	Non-Resident Indian (NRI) means a citizen of India or a person of Indian origin who is not a resident. Person is deemed to be of Indian origin if he, or either of his parents or any of his grand parents, were born in undivided India.

ii)	Specified foreign exchange assets include shares of an Indian company which is acquired/purchased/subscribed by NRI in convertible foreign exchange.

iii)	As per section 115E of the Act, income (other than dividend which is exempt under Section 10(34)) from investments and LTCG (other than gain exempt under section 10(38)) from assets (other than specified foreign exchange assets) shall be taxable @ 20% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess). No deduction in respect of any expenditure or allowance or deductions under chapter VI-A shall be allowed from such income.

iv)	As per section 115E of the Act, LTCG arising from transfer of specified foreign exchange assets shall be taxable @ 10% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess).

v)	As per section 115F of the Act, LTCG arising on transfer of a foreign exchange asset shall be exempt in case net consideration from such transfer is invested in the specified assets or savings certificates within six months from the date of such transfer, subject to the extent and conditions specified in that section.

vi)	As per section 115G of the Act, in case total income of a NRI consists only of income/LTCG from such foreign exchange asset/specified asset and tax thereon has been deducted at source in accordance with the Act, then, it shall not be necessary for a NRI to file return of income under Section 139(1) of the Act.

vii)	As per section 115H of the Act, where a person who is a NRI in any previous year, becomes assessable as a resident in India in respect of the total income of any subsequent year, he may furnish a declaration in writing to the assessing officer, along with his return of income under section 139 of the Act for the assessment year in which he is first assessable as a resident, to the effect that the provisions of the chapter XII-A shall continue to apply to him in relation to investment income derived from the specified assets for that year and subsequent years until such assets are transferred or converted into money.

viii)	As per section 115I of the Act, the NRI can opt not be governed by the provisions of chapter XII-A for any assessment year by furnishing return of income for that assessment year under section 139 of the Act, declaring therein that the provisions of this chapter shall not apply, in which case the other provisions of the income tax act shall apply.

2.4	Foreign Institutional Investors (FIIs)

a)	Dividend Income:

Dividend (both interim and final), if any, received by the shareholder from the domestic company shall be exempt from tax under Section 10(34) read with Section 115O of the Act.

b)	Capital Gains:

i)	As per Section 115AD of the Act, income (other than income by way of dividends referred to Section 115O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess). No deduction in respect of any expenditure/allowance shall be allowed from such income.

ii)	As per Section 115AD of the Act, capital gains arising from transfer of securities shall be taxable as follows:

•

STCG arising on transfer of securities where such transaction is chargeable to STT, shall be taxable at the rate of 15% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess) as per section 111A of the Act.

•

STCG arising on transfer of securities where such transaction is not chargeable to STT, shall be taxable at the rate of 30% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess).

•

LTCG arising on transfer of a long term capital asset, being an equity share in a company or a unit of an equity oriented fund, where such transaction is chargeable to STT is exempt from tax under Section 10(38) of the Act.

•

LTCG arising on transfer of securities where such transaction is not chargeable to STT, shall be taxable at the rate of 10% (plus applicable Surcharge and Education Cess and Secondary & Higher Education Cess). The indexation benefit shall not be available while computing the capital gains.

iii)	Benefit of exemption under Section 54EC of the Act shall be available as outlined in Paragraph 1(B)(g) above.

c)	Tax Treaty Benefits:

As per Section 90 of the Act, a shareholder can claim relief in respect of double taxation, if any, as per the provision of the applicable double taxation avoidance agreements entered into by the Government of India with the country of residence of the non-resident investor.

2.5	Mutual Funds

As per the provisions of Section 10(23D) of the Act, any income of mutual funds registered under the Securities and Exchange Board of India, Act, 1992 or Regulations made there under, mutual funds set up by public sector banks or public financial institutions and mutual funds authorized by the Reserve Bank of India, would be exempt from income-tax, subject to the prescribed conditions.

3.	Wealth Tax Act, 1957

Shares in a company, held by a shareholder are not treated as an asset within the meaning of Section 2(ea) of the Wealth Tax Act, 1957, hence, wealth tax is not applicable on shares held in a company.

Notes:

a)	All the above benefits are as per the current tax law and will be available only to the sole/first names holder in case the shares are held by joint holders.

b)	In respect of non-resident investors, the tax rates and the consequent taxation mentioned above shall be further subject to any benefits available under the relevant Double Tax Avoidance Agreement (DTAA), if any, between India and the country of residence of the non-resident investor.

INDUSTRY OVERVIEW

The information in this section is derived from a combination of various official and unofficial publicly available materials and sources of information. It has not been independently verified by the Company, the Lead Managers or their respective legal or financial advisors, and no representation is made as to the accuracy of this information, which may be inconsistent with information available or compiled from other sources.

The Global Automotive Market

Introduction

World Vehicle Production - Region-wise

Number of vehicles in millions

	2007			2006			2005
Country	Cars	CVs	Total	Cars	CVs	Total	Cars	CVs	Total
North America	6.48	8.95	15.43	6.89	8.98	15.88	6.52	9.80	16.32
Western Europe	14.40	2.49	16.89	14.19	2.35	16.54	14.55	2.26	16.81
Eastern/Central Europe	5.19	1.00	6.19	4.25	0.95	5.20	3.54	0.87	4.40
Asia/Pacific	20.36	9.67	30.04	18.86	9.04	27.90	17.31	8.08	25.40
South America	2.74	0.78	3.52	2.36	0.69	3.04	2.19	0.66	2.85
Total Vehicles	49.18	22.89	72.06	46.55	22.01	68.56	44.11	21.66	65.77

Source: Ward Automotive Yearbook 2008

Notes:

1.	CVs: Commercial Vehicles

2.	North America excludes buses

3.	North America: Canada, Mexico and US

4.	Western Europe: Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Sweden, UK

5.	Eastern/Central Europe: Czech Republic, Hungary, Poland, Russia, Turkey, Others

6.	Asia/Pacific: Australia, China, India, Japan, South Africa, South Korea, Taiwan, Others

7.	South America: Argentina, Brazil

8.	Table excludes smaller non-reporting countries

World Vehicle Production - Major Countries

Number of vehicles in

millions

	2007			2006			2005
Country	Cars	CVs	Total	Cars	CVs	Total	Cars	CVs	Total
Japan	9.94	1.65	11.60	9.76	1.73	11.48	9.02	1.78	10.80
US	3.92	6.83	10.75	4.37	6.89	11.26	4.32	7.63	11.95
China	4.80	4.08	8.88	3.87	3.41	7.28	3.12	2.59	5.71
Germany	5.71	0.50	6.21	5.40	0.42	5.82	5.35	0.41	5.76

Number of vehicles in

millions

	2007			2006			2005
Country	Cars	CVs	Total	Cars	CVs	Total	Cars	CVs	Total
South Korea	2.51	1.58	4.09	2.30	1.54	3.84	2.19	1.50	3.70
France	2.55	0.46	3.02	2.73	0.45	3.17	3.11	0.44	3.55
Brazil	2.39	0.58	2.97	2.09	0.52	2.61	2.01	0.52	2.53
Spain	2.20	0.69	2.89	2.08	0.70	2.78	2.10	0.65	2.75
Canada	1.34	1.24	2.58	1.43	1.14	2.57	1.36	1.33	2.69
India	1.38	0.87	2.25	1.19	0.77	1.96	1.00	0.64	1.64
Total Vehicles	36.74	18.50	55.24	35.20	17.57	52.78	33.58	17.49	51.07

Source: Ward Automotive Yearbook

2008

Notes:

1.	CVs: Commercial Vehicles

2.	US and Canada exclude buses

The top 10 auto manufacturing countries of the world produced 55.24 million vehicles in 2007 constituting 76.6% of the total world production. Although economic woes held down the US auto market in 2007 and consumer indifference tempered vehicle sales in Japan, robust demand in many markets such as Germany and, especially China lead to higher car and commercial production. 72.06 million vehicles were built in 2007, up 5.1% from the 68.56 million produced in 2006 and 9.6% ahead of the then record 65.77 million assembled in 2005 – driven mainly by exports in many countries. (Source: Ward Automotive Yearbook 2008)

The global auto industry is expected to be confronted by high raw material prices, rising fuel cost and currency fluctuations. Also, stricter environmental regulations in most regions will continue to pose an expensive burden on all auto manufacturers to curb air pollutant and CO2 emissions. Emerging markets, like Russia, China and India, should continue to boast surging growth prospects than the matured and developed markets like US, Europe and Japan.

North America

Output in US, Canada and Mexico fell for the second year in a row, totalling 15.43 million units in 2007, down 2.8% from the 15.88 million units built in 2006 and 5.5% less than the 16.32 million units turned out in 2005. Although demand in 2007 rose by 2.4% in Mexico and 0.3% in Canada, the US, despite ongoing restructuring and cost improvements efforts, suffered a downturn due to slowing economic growth, Sub-prime crises and higher energy costs. Production in US fell 4.5% to 10.75 million units on top of a 5.6% decline in 2006. While the US fell to fourth position in car production behind Japan, China and Germany, it retained leadership in truck output with 6.83 million assemblies in 2007. (Source: Ward Automotive Yearbook 2008)

In North America, sales of new cars and trucks fell 3.0% to 19.29 million from 19.89 million in 2006. Total cars sold in 2007 were 9.09 million units down 2.8% compared to 9.34 million sold in 2006. Sale of commercial vehicles in 2007 declined by 3.2% to 10.21 million units against 10.55 million units sold in 2006 (Source: Ward Automotive Yearbook 2008). With rising fuel costs, industry sales are showing a shift away from trucks and SUVs toward more fuel efficient cross-over vehicles and cars.

Europe

In Western Europe, production increases in all the major markets led to a regional gain of 2.1% to 16.89 million vehicles in 2007 reversing a 1.5% decline in 2006, when 16.54 million vehicles were built. Surge in exports was the major reason for the growth. Germany the region’s powerhouse, turned out 6.21 million vehicles, 6.6% more that it built in 2006 when output rose by just 1.0%. In the UK, producers reversed a 2006 decline into a 6.1% increase to 1.75 million units in 2007, while Spain produced 2.89 million units a 4.0% gain, up from 2006’s 1.0% increase. Western Europe finished 2007 with passenger car sales totalling 14.79 million units, a 0.8% gain on 2006’s 14.67 million units. (Source: Ward Automotive Yearbook 2008)

European car manufacturers have made consistent efforts over the past couple of years to streamline their operations, improve their cost base and diversify their revenue sources outside of their core domestic markets. Such improvements put these groups in a favourable position to cope with the difficult market conditions in Europe and the various cost pressures that continue to weigh on the industry. However, the Euro’s growing strength versus the US Dollar is taking toll on profit margins for those auto makers who are heavily reliant on the export market for revenue, and several are beginning to eye new capacity in North America as a way to compensate. The auto makers in Europe also face the challenge of tougher emission norms forcing development of more fuel-efficient vehicles by 2012. On the other hand, Eastern Europe is emerging as a bigger player in the capacity expansion plans of many western vehicle manufacturers, with Russia, in particular, widely seen destined to become Europe’s biggest market by the next decade.

Asia/Pacific

Asia/Pacific, the highest volume region accounting for 41.7% of world vehicle production, posted a 7.8% output increase to 30.04 million units in 2007, up from 27.90 million units in 2006. Most of the gains were driven by record output in China. The world’s third largest vehicle maker boasted production of 8.88 million units in 2007, up 22.0% from 2006. Japan retained its number one position among vehicle producing countries for a second consecutive year with 11.60 million assemblies in 2007, up 1.0% from 2006. India produced 2.25 million units of cars and commercial vehicles in 2007, up 14.9% from 1.96 million units in 2006. (Source: Ward Automotive Yearbook 2008)

The Japanese domestic market has been on a continuous decline, due mainly to the declining population and the declining proportion of the younger generation, together with the lengthening average holding period of a vehicle. The growth in Japan was mainly driven by exports. Growth in China and India is mainly driven by higher economic growth and the rising disposable income.

The Indian Automotive Market

Introduction

The Indian auto industry is one of the largest industrial sectors in India, with a turnover that contributes to roughly 5% of India’s gross domestic product. The Indian automobile industry contributes nearly 17% to total indirect taxes and provides direct and indirect employment to over 13 million people. Car penetration in India is extremely low with only 7 cars per 1,000 people. The Automotive Mission Plan (AMP) 2006-2016 aims at doubling the contribution of automotive sector in GDP to 10% by taking the turnover to US$ 145 billion in 2016 with special emphasis on export of small cars, MUVs, two & three wheelers and auto components. (Source: Automotive Mission Plan 2006-2016).

Until the mid-1990’s, the auto sector in India had been a relatively protected industry with limits on the entry of foreign companies through import tariffs. Post liberalization, the industry has experienced rapid development. As per Indian Brand Equity Foundation (IBEF) article last updated (April-June 2008) as viewed on July 17, 2008), India is the world’s second largest manufacturer of two wheelers, fourth largest manufacturer of commercial vehicles and eleventh largest manufacturer of passenger vehicles.

The Indian automotive industry is highly competitive with a number of global and Indian companies present in the market. The foreign companies are present in India either through joint ventures with local partners wholly/partially owned technology tie-ups or as subsidiary companies of their parent companies. Most players are present in more than one segment. The industry is also witnessing diversification by players into other segments. The passenger cars and commercial vehicles industries in particular are poised to witness the entry of new players.

Classification of Vehicles in India

The classification in India of vehicles with four or more wheels is as follows:

•	Heavy Commercial Vehicles: Heavy commercial vehicles, or HCVs, are generally classified as those vehicles that have a Gross Vehicle Weight (GVW), of above 16.2 metric tonnes.

•	Medium Commercial Vehicles: Medium commercial vehicles, or MCVs, are generally classified as those vehicles that have a GVW between 7.5 and 16.2 metric tonnes.

•	Light Commercial Vehicles: Light commercial vehicles, or LCVs, are generally classified as those vehicles that have a GVW of up to 7.5 metric tonnes.

•

Passenger Cars: Passenger Cars are vehicles that have a seating capacity of up to six persons, excluding the driver. In line with agreed categories of sub-classification, passenger cars are further classified into the following segments:

•	Mini Cars have a length of up to 3,400 mm. This entry-level segment constituted 5.8% of the domestic passenger car market in 2007-08 by volume.

•	Compact Cars have a length of between 3,401 mm and 4,000 mm. This segment constituted 71.4% of the domestic passenger car market in 2007-08 by volume.

•	Midsize Cars have a length of between 4,001 mm and 4,500 mm. This segment constituted 18.5% of the domestic passenger car market in 2007-08 by volume.

•	Executive Cars have a length of between 4,501 mm and 4,700 mm. This segment constituted 3.5% of the domestic passenger car market in 2007-08.

•	Premium Cars and Luxury Cars have a length of between 4,701 mm and 5,000 mm, and 5,001 mm and above, respectively. These segments constituted 0.8% of the domestic passenger car market in 2007-08.

•	Utility Vehicles: Utility Vehicles, or UVs, have a seating capacity of seven persons to 12 persons excluding the driver.

•	Multi-purpose Vehicles: Multi-purpose vehicles, or MPVs, are van-type vehicles that have a seating capacity of seven persons to 12 persons excluding the driver.

Source for share of domestic passenger car market: Frost & Sullivan, 24-Aug-08

Sales Trend

Auto – Sales Trends (Domestic + Exports)

Number of vehicles
Category	2003-04	2004-05	2005-06	2006-07	2007-08	CAGR 04-08
Passenger Vehicles	1,030,916	1,225,215	1,316,439	1,573,905	1,748,067	14.1%
Commercial Vehicles	277,546	348,378	391,641	517,327	558,977	19.1%
Three Wheelers	352,222	374,657	436,801	547,806	505,938	9.5%
Two Wheelers	5,629,301	6,576,172	7,565,560	8,491,978	8,068,436	9.4%
Grand Total	7,289,985	8,524,422	9,710,441	11,131,016	10,881,418	10.5%

Source: Frost & Sullivan, 24-Aug-08

Auto – Domestic Sales Trends

Number of vehicles
Category	2003-04	2004-05	2005-06	2006-07	2007-08	CAGR 04-08
Passenger Vehicles	902,547	1,060,040	1,141,960	1,376,783	1,531,929	14.1%
Commercial Vehicles	260,114	318,438	351,041	467,790	499,978	17.7%
Three Wheelers	284,078	307,862	359,920	403,910	364,703	6.4%
Two Wheelers	5,364,249	6,209,765	7,052,391	7,872,334	7,248,589	7.8%
Grand Total	6,810,988	7,896,105	8,905,312	10,120,817	9,645,199	9.1%

Source: Frost & Sullivan, 24-Aug-08

Auto – Exports Trends

Number of vehicles
Category	2003-04	2004-05	2005-06	2006-07	2007-08	CAGR 04-08
Passenger Vehicles	128,369	165,175	174,479	197,122	216,138	13.9%
Commercial Vehicles	17,432	29,940	40,600	49,537	58,999	35.6%
Three Wheelers	68,144	66,795	76,881	143,896	141,235	20.0%
Two Wheelers	265,052	366,407	513,169	619,644	819,847	32.6%
Grand Total	478,997	628,317	805,129	1,010,199	1,236,219	26.7%

Source: Frost & Sullivan, 24-Aug-08

Sales (domestic as well as exports) of the Indian automotive industry have grown from 7.3 million units in 2003-04 to 10.9 million units in 2007-08, at a CAGR of 10.5%. This impressive growth has been driven by a buoyant economy, increasing purchasing power of the Indian middle class, new product launches and attractive finance schemes from automobile manufacturers and financial institutions and increased focus on exports. Of the total sales, exports contributed 11.4% in 2007-08 compared to 6.6% in 2003-04. Exports have grown at a phenomenal CAGR of 26.7%, while domestic sales have grown at a CAGR of 9.1% during the same period.

In terms of volume, the two wheelers segment with sales of 8.1 million units in 2007-08 has the highest share of 74.1% in the industry, followed by passenger vehicles, commercial vehicles and three wheelers. The maximum growth, however, has occurred in the commercial vehicles segment, which grew at a CAGR of 19.1% since 2003-04 to reach a sales figure of 0.6 million units in 2007-08. Sale of passenger vehicles grew at a CAGR of 14.1% during the same period to reach a sales figure of 1.7 million units in 2007-08.

Commercial Vehicle Segment

The total sales of the Indian commercial vehicles (CV) industry had grown to reach 558,977 units in 2007-08. Out of which domestic sales were nearly 499,978 units and the remaining 58,999 units were exports. From 2003-04 to 2007-08, domestic sales and exports have grown at a CAGR of 17.7% and 35.6% respectively. Total sales grew 8.1% in 2007-08 as compared to 32.1% in 2006-07. The sales were impacted by slowdown in economic growth, poor credit availability for purchasing vehicles, hardening of interest rates, increase in fuel prices and due to depletion of one time demand created in 2006-07 by strict enforcement of overloading restrictions. In fact, all of the industry growth between 2007-08 and 2006-07 was fully caused by the new products launched by Tata Motors i.e., the Ace (launched in May 2005, and the Magic & Winger launched in FY 2008). As per Cris Infac report – May 2008, sale of commercial vehicles is expected to grow at a CAGR of 6-8% from 2007-08 to 2012-13 with exports growing at a CAGR of 8-10%.

The CV industry is segmented broadly into LCV, having gross vehicle weight below 7.5 tonnes, and M&HCV, having gross vehicle weight above 7.5 tonnes. The growth in the CV industry has been driven by increased industrial production as well as the growth in investments made in augmenting infrastructure in the country. While the passenger carrier industry has seen moderate growth, goods vehicles witnessed an impressive growth. The latter is dominated by multi axle vehicles on the back of low volume base as well as improved road infrastructure (such as the Golden Quadrilateral) for long haulage transportation. The share of LCV is increasing rapidly. The introduction of Ace in the sub 1 tonne segment has shown significant growth in the CV market. Tata Motors clearly leads the market in both the goods and passenger segments of CV with a total market share of 62.7% as on March 2008.

Key Brands in Commercial Vehicle Market in India

Segment	Key Brands and Companies to which they belong
LCV Passenger	Stag (Ashok Leyland), Skyline, Cruiser, (Eicher Motors), Cityride, Magic, Winger (Tata Motors )

LCV Goods	11.90, 10.95, 10.90 (Eicher Motors), Prestige, Super (Swaraj Mazda), LPT709, SFC407, 207DI, Ace (Tata Motors)

M&HCV Passenger	Viking, Cheetah, Panther (Ashok Leyland), 4923, 2523 (Asian Motor Works), Globus, Starbus (Tata Motors), B7R (Volvo India)

M&HCV Goods	4018H, 2214H, 2516H, 1613H, 1612H, ecomet (Ashok Leyland Limited), Jumbo 20.16, Galaxy 30.25 (Eicher Motors), Sartaj (Swaraj Mazda), LPS 4018, LPT 2515 TCIC, LPT 2515 TC, LPT1613, SE 1613 (Tata Motors), HEMANG (Tatra Vectra Motors), FM9, FH12 (Volvo India)

Passenger Vehicle Segment

The total sales of the Indian passenger vehicles industry has grown to reach 1.7 million units in 2007-08, of which domestic sales were 1.5 million units and the remaining 0.2 million units were exports. In 2007-08, Passenger Car constituted around 78.6% of the domestic passenger vehicle sales, while Utility Vehicles constituted around 21.4%. Domestic sales grew at a CAGR of 14.1% between 2003-04 and 2007-08. Exports have grown at a CAGR of 13.9% during 2003-04 to 2007-08. Small car constituted about 90% of the total exports in 2007-08. Major export destinations are South Africa, Algeria, Sri Lanka, Italy and Mexico, which constituted around 50% of the exports. (Source: Cris Infac report – June 2008). Amidst moderation in economic growth, a high interest rate regime and tightening of the liquidity position, total sales grew 11.1% in 2007-08 as compared to 19.6% in 2006-07. Growth was primarily driven by new launches and discounts on existing volume models. As per Cris Infac report, June 2008, sale of passenger vehicles is expected to grow at a CAGR of 14.7% from 2007-08 to 2012-13, domestic sales CAGR of 13.2% and exports CAGR of 22.4%.

The market for passenger vehicles in India is highly competitive with more than a dozen manufacturers in the industry. Since the mid-90s, the potential for passenger vehicles in India has attracted many international car manufacturers in India. The growing commitment to India is indicated in the plans announced by both existing and new players in the passenger car industry. India is considered as a strategic market by Suzuki, Japan, a co-promoter of Maruti Suzuki. Tata Motors, the largest automotive player in India is launching Tata Nano, the US$ 2,500 car in 2008-09. Hyundai Motors has established its global manufacturing base for small cars in India and is a leading exporter of small cars from the country. Mahindra & Mahindra is amongst the largest players in the Utility Vehicles segment.

Key Brands in Passenger Vehicle Market in India

Segment	Key Brands and Companies to which they belong
Mini	Maruti 800 (Maruti Suzuki)

Compact	Alto, Wagon-R, Swift, Estilo (Maruti Suzuki), Indica (Tata Motors), Santro, Getz, i10 (Hyundai Motors), Palio (Fiat India), Aveo- UVA, Spark (General Motors), Fabia (Skoda)

Midsize	Esteem, SX4, Dzire (Maruti Suzuki), Indigo (Tata Motors), Verna, Accent (Hyundai Motors), Honda City (Honda Motors), Astra, Aveo, Optra (General Motors), Logan (M&M), Ikon, Fiesta, Fushion (Ford India), Cedia (Hindustan Motors), Petra (Fiat India)

Executive	Elantra (Hyundai Motors), Civic (Honda), Optra (General Motors), Contessa (Hindustan Motors), Skoda Octavia (Skoda Auto), Mercedes C-class (Daimler Chrysler India)

Premium	Sonata (Hyundai Motors), Accord (Honda), Corolla, Camry (Toyota Kirloskar), Mondeo (Ford India), Superb (Skoda Auto), Mercedes E-class (DaimlerChrysler India), 5 series (BMW India)

Luxury	Mercedes S-class, Maybach (DaimlerChrysler India), 7 Series (BMW India)

SUV	Grand Vitara (Maruti Suzuki),Safari (Tata Motors), Tucsan (Hyundai Motors), CRV (Honda), Scorpio (Mahindra & Mahindra Limited), cFusion, Endeavour (Ford India), Pajero (Hindustan Motors), Challenger, Toofan (Force Motors)

MUV	Omni, Versa (Maruti Suzuki), Sumo, Indigo Marina (Tata Motors), Innova (Toyota Kirloskar), Tavera (General Motors India), Bolero (M&M)

Factors affecting Vehicle Demand

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Economic Growth: Overall freight movement in the country is a function of industrial and agricultural growth. High growth in GDP reflects higher economic activity, which typically results in transportation of more freight and hence higher demand for commercial vehicles.

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Interest Rates and Availability of Finance: Automobile sales are heavily dependant on the availability of retail finance. Higher interest rate and stringent lending norms can adversely affect the demand. On the other hand, lower interest rates stimulate demand as it result in lower cost of acquisition.

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Cost of Fuel: Demand for commercial vehicles is driven to a considerable extent by the profitability of the truck operator. The profitability of truck operators remains very sensitive to diesel prices, as any increase in fuel price results in higher operating cost, although fuel prices in India continue to be artificially supported at lower levels by the government.

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Taxes and Duties: Reduction in excise duties and the introduction of VAT regime can act as catalyst for higher demand of automobiles. A cut in excise duty reduces prices, which, if passed on, enhances the affordability for buyers.

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Disposable Income of Consumers: Increase in per capita income and standard of living in the country results in higher demand for cars. Greater penetration of cars in semi-urban and rural areas can also result in higher demand.

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Regulation of Safety and Emission Standards: Environmental and safety regulations may need to be addressed by upgrading technology which may result in higher cost, which in turn can affect the demand for automobiles.

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Share of Road Transport: Improvement in road infrastructure is expected to enable a more effective distribution of goods and increase in passenger movement across the country and hence higher demand for automobile vehicles. Indian Government is undertaking various projects, like Golden Quadrilateral, to improve the road infrastructure. The adoption of hub and spoke model will boost the demand for small commercial vehicles. On the other hand, competition and new initiatives from railways, such as reducing unit cost to improve efficiency and dedicated freight corridor, may keep a check on rising share of roads in freight movement.

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Restriction on Overloading: While legislation on overloading of goods exists, strict compliance and enforcement of such legislation is generally lacking in India. Stricter enforcement of such legislation can stimulate demand as transporter may need to buy more vehicles.

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Price Sensitivity: The passenger car market, particularly the mini and compact segments, is highly price-sensitive, with emphasis on value for money. Indian consumers usually prefer compact cars that are fuel-efficient with low operating and maintenance costs.

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Brand Building and New Product Launches: Due to increase in choice available to the consumer, the demand for a particular brand of a car is a function of customer perception and satisfaction. Further, new product launches provide significant push to car sales, as customers are tempted to bring forward their decision to purchase vehicles.

BUSINESS

Unless the context otherwise requires, “Company”, “Tata Motors”, “we”, “us” and “our” refers to Tata Motors Limited and its consolidated Subsidiaries and references to “TML” refer to Tata Motors Limited, the Issuer. Except where otherwise stated, historical financial and operating data of the Company excludes Jaguar Land Rover. Unless otherwise stated, historical financial information of the Company is derived from the Company’s consolidated audited restated financial statements excluding Jaguar Land Rover under Indian GAAP. Historical financial information of Jaguar Land Rover is derived from the unaudited summarized financial statements of Jaguar Land Rover prepared by the management of Jaguar Land Rover principally based on US GAAP.

Unless otherwise stated, market share data for Tata Motors Limited refers to market share in the Indian market and has been sourced from Frost and Sullivan, August 24, 2008.

Overview

Established in 1945, we are the largest automotive company in India in terms of revenue. We were the largest commercial vehicle and third largest passenger vehicle manufacturer in terms of units sold in India during fiscal 2008, according to Frost and Sullivan. According to Automotive World and Lastauto Omnibus respectively, we are also the world’s fourth largest truck manufacturer and the second largest bus manufacturer in the above 6 ton category.

We were the second largest company in the Tata Group in terms of revenue during fiscal 2008. The Tata Group, founded by Jamsetji Tata in the mid-19th century, is one of India’s largest and most respected business conglomerates with presence in seven diverse business sectors and operations in over 80 countries. In fiscal 2008, 2007 and 2006, we sold 585,649, 580,280 and 454,129 vehicles, including Fiat cars distributed by us, of which 530,990, 526,806 and 403,906 vehicles, respectively, were sold in India, on a non-consolidated basis.

We produce a wide range of automotive products, including:

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Passenger Cars. Our offerings in the passenger car category, include the Indica, a compact car, first launched in 1998, the Indigo, a mid-sized car launched in 2002, and the Indigo Marina, a station wagon version of the Indigo launched in 2004. We have expanded our offering by introducing several variants to suit different customer preferences. These passenger cars are manufactured in gasoline and diesel engine versions. The Indica gasoline variant, Xeta, is also available with a dual fuel (petrol and Liquefied Petroleum Gas) engine. Recently, on August 23, 2008, we launched the new generation of the Indica, called the Indica Vista.

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Utility Vehicles. Our utility vehicles (“UV”), include the Sumo, first launched in 1994, and the Safari launched in 1998. Both the Sumo and the Safari have seen several product actions since introduction and currently have various variants to meet different consumer preferences.

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Light Commercial Vehicles. We manufacture a variety of light commercial vehicles (“LCV”), including trucks, pickup trucks and buses with a GVW of between 0.7 ton and 7.5 tons. This also includes the Ace — India’s first indigenously developed mini-truck with a 0.7 ton payload, launched in fiscal 2006, the Magic, the passenger variant for commercial transportation developed on the Ace platform and the Winger, which were launched in fiscal 2008.

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Medium and Heavy Commercial Vehicles. We manufacture a variety of medium and heavy commercial vehicles (“M&HCV”), which include trucks, buses, dumpers and multi-axled vehicles with GVW between 9 tons to 49 tons. In addition, through Tata Daewoo Commercial Vehicle Company Limited (“TDCV”), our wholly-owned Subsidiary in South Korea, we manufacture a range of high horsepower trucks ranging from 220 horsepower to 400 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles.

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Jaguar Luxury Performance Cars and Land Rover Premium All-Terrain Vehicles. On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford and we now produce Jaguar luxury performance cars and Land Rover premium all-terrain vehicles through our Jaguar Land Rover business. For further details see “Business – The Jaguar Land Rover Business” on page 68 of this Letter of Offer.

Our market share in India in the four-wheel automotive vehicle segment, which include cars, utility vehicles and commercial vehicles (trucks, pickup trucks and buses), was 26.0%, 28.5% and 27.0% in fiscal 2008, 2007 and 2006, respectively. We had a market share in commercial vehicles (including medium & heavy commercial vehicles, light commercial vehicles and passenger carriers) in India of 62.7%, 64.0% and 61.2% in fiscal 2008, 2007 and 2006, respectively, and our market share in the passenger vehicles (including compact, mid-size cars and utility vehicles) was 14.0%, 16.5% and 16.5% for fiscal 2008, 2007 and 2006, respectively.

We have a widespread sales and distribution network across India with over 1,500 sales outlets for our commercial and passenger vehicle businesses.

Our manufacturing base in India is spread across Jamshedpur (in eastern India), Pune (in western India), Lucknow (in northern India) and Pantnagar (in northern India), supported by a nation-wide dealership, sales, services and spare parts network. We are also in the process of establishing facilities at Singur (in eastern India) and Dharwad (in southern India).

We believe that the foundation of our growth over the last 63 years has been a deep understanding of economic stimuli and customer needs, and the ability to translate them into customer desired products through research and development. With approximately 1,200 engineers and scientists, our Engineering Research Centre, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles, as well as a significant portion of our production facilities, assembly lines and machinery. In addition, we established a wholly owned Subsidiary under the name of Tata Motors European Technical Centre PLC (“TMETC”), in the United Kingdom, in the field of automobile research. We believe this research center will also facilitate the development of our products, in particular, our passenger cars.

We have expanded our operations through mergers and acquisitions involving non-Indian companies. In 2004, we acquired a 100% stake in TDCV. In fiscal 2005, we acquired a 21% stake in Hispano Carrocera S.A. (“Hispano”), a Spanish bus and coach manufacturer, and we have an option to acquire the remaining stake. During fiscal 2006, through our indirect Subsidiary, we acquired INCAT, a global provider of product lifecycle management and engineering and design services. In June 2008, we completed the acquisition of Jaguar Land Rover from Ford. Jaguar and Land Rover designs, engineers and manufactures luxury performance cars and premium all–terrain vehicles, which are sold through a network of more than 1,800 retail sales locations worldwide. Jaguar Land Rover operates three vehicle manufacturing facilities, one venner production facility and two advanced design facilities in the United Kingdom. For further details see “Business – The Jaguar Land Rover Business” on page 68 of this Letter of Offer.

We have established Subsidiaries with Marcopolo S.A., Brazil (“Marcopolo”) and Thonburi Automotive Assembly Plant Company Limited, Thailand (“Thonburi”) and have a joint venture arrangement with Fiat S.p.A, Italy. In addition, we have a holding of 50% in Tata Cummins Limited with the balance held by Cummins Engine Company Inc. of USA. Our association with renowned companies allows us to leverage and tap into their respective expertise and technical knowledge. For example, we have established a joint venture with Fiat S.p.A, Italy to manufacture passenger vehicles, engines and transmissions for the Indian and overseas markets and also distribute and market Fiat branded cars in India which provides us access to engine and powertrain technology for use in our products. Our Subsidiary Tata Marcopolo Motors Limited which has been established with Marcopolo, manufactures and assembles fully-built buses and coaches in India, and would help us to develop capabilities in these areas.

Our goal is to further expand and revamp our product portfolio, strengthen our position in the Indian market and expand our presence in other select geographies through a combination of leveraging internal resources and competencies, and developing our capabilities through joint ventures or partnerships with international companies.

Our Strengths

Strong Position in the Indian automotive market

We have established a strong position in the Indian automotive industry by launching new products, achieving high quality-low cost manufacturing, investing in research and development to meet the emerging requirements of our customers and maintaining our financial strength. Over the years, we have successfully maintained our leadership position in the commercial vehicle market and have rapidly grown to become the third largest passenger vehicle manufacturer in India. We had a market share of 26.0% in the overall four-wheel automotive vehicle market, including a market share of 61.3% in the M&HCV category, 64.3% in the LCV category, 13.9% in passenger cars and 20.1% in the UV category in fiscal 2008.

We believe that our knowledge of the Indian automotive market and ability to translate emerging customer needs into suitable products will enable us to take advantage of future opportunities in the industry. Furthermore, our recent acquisition of Jaguar Land Rover will enable us to compete more effectively with international manufacturers in the Indian automotive market in the luxury performance car and premium all-terrain vehicle segments.

In addition, as part of the Tata Group, we also benefit from being identified with the Tata brand. We believe the Tata brand name, which is a widely recognized brand name in India, is associated by Indian customers with reliability, trust and value.

Diversified product portfolio

We offer a wide portfolio of automotive products, ranging from sub-1-ton to 49-ton GVW trucks (including pickup trucks) and from small, medium, and large buses and coaches to passenger cars and utility vehicles. For instance, within the passenger cars segment, we offer 23 variants of the Indica in the small car category and 21 variants of the Indigo in the entry mid-size car category. Similarly, we offer 15 variants of the Sumo and 6 variants of the Safari within the UV segment. Our products in the LCV category include small commercial vehicles, pickup trucks, trucks and commercial passenger carriers up to a GVW of 7.5 tons. Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers ranging from 9-ton GVW to 49-ton GVW.

We have recently expanded our product portfolio with the introduction of several new models, such as Ace, Winger and Magic, that have been well-received by customers and which we believe have large potential. We unveiled the Tata Nano, a low cost car, which we believe will be an affordable entry level small car in the passenger car segment. Our product portfolio allows us to cater to the diverse demands of our customers and also allows us to consolidate and establish our presence across diverse regions.

Our recent acquisition of Jaguar Land Rover will further expand our product portfolio as the Jaguar Land Rover product lines provide us immediate access to the luxury performance car and premium all-terrain vehicle segments.

Wide distribution network

Our sales and distribution network in India is comprised of over 1,500 sales outlets for passenger and commercial vehicles business, most of which are exclusive sales outlets. Jaguar Land Rover has access to a network of more than 1,800 retail sales locations worldwide.

We are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across India, which we believe is the largest deployment of that system in the global automotive sector. The combined online customer relations management system initiative, which has been implemented in phases since 2003, supports users within the Company and among our distributors in India and abroad. We believe the Siebel customer relations management system gives us a competitive edge in that it provides us with quick access to information and would enable us to improve our responsiveness to market and customer service needs.

We also have a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road maintenance (including replacement of parts) to vehicle owners. The wide coverage of our sales, service and maintenance network in India enables us to provide quality and timely customer service. We plan to further strengthen our network so as to support the vast range of our growing product portfolio and our growth strategy.

Strong in-house R&D capability

Our research and development initiatives are primarily focused on the areas of product development, environmental technology and vehicle safety including the development of vehicles running on alternative fuels, such as CNG, LPG and bio-diesel, and development of alternative fuel options such as ethanol blending and development of vehicles fuelled by hydrogen and compressed air and electric motors/batteries. We are also pursuing various initiatives in engine management systems, in-vehicle network architecture, vehicle tracking and telematics.

Our focus on in-house R&D led to the introduction of the Indica in 1998 which was indigenously manufactured by us, and more recently, the Tata Nano, an affordable entry-level family car, which was unveiled in January 2008. Our three automotive design centers in India located at Pune, Jamshedpur and Lucknow are supported by design centers in Spain, South Korea and the United Kingdom. We employ close to 2,500 engineers who are engaged in developing new vehicle platforms and products across the varied business segments. TML spent Rs. 11,959.7 million on research and development activities including expenditure on capital assets purchased for research and development during fiscal 2008, on a non-consolidated basis.

Additionally, Jaguar Land Rover has two advanced design facilities in the United Kingdom and brings with it strong technological capabilities in petrol engines, four wheel drive technology and aluminium bodyworks technology.

Integrated manufacturer

We are an integrated vehicle manufacturer with capabilities across the entire value chain of automotive operations including the design, manufacture, assembly and sale of vehicles, related parts and accessories and the financing business for our vehicles. Our integrated manufacturing facilities allow for cost savings and operating efficiencies.

For instance, through our cost reduction initiatives, we are able to reduce our fixed and variable costs in our manufacturing process and are able to pass on these cost savings to our customers in the form of low-cost vehicles. Additionally, our ability to provide financing to our customers and to provide customer service and product maintenance allows us to offer a comprehensive range of services to our customers throughout the life cycle of our vehicles.

Strategic acquisitions and relationships with renowned companies

We have acquired businesses which offer complementary products, aggregates and technologies, allowing us to pursue our growth strategy in the domestic and international markets.

We acquired a 100% stake in TDCV (formerly known as Daewoo Commercial Vehicle) in 2004. This acquisition enabled us to expand our commercial vehicle offering and provided access to new markets and key inputs in the development of our new World Truck platform. Similarly, the acquisition of a 21% stake in Hispano provides us with access to the high-end bus and coach building technology. On April 1, 2005, we merged Tata Finance Limited (“TFL”) with us to enable our vehicle financing business to grow stronger by leveraging synergies of the direct business model of TFL with our dealer driven business. In the same year, through its former subsidiary Tata Technologies, USA, (“TTUS”), our Subsidiary Tata Technologies Limited (“TTL”) acquired INCAT International Plc, (“INCAT”) to offer onshore/offshore delivery capability to international customers in the automotive, aerospace and engineering industries. In June 2008, we completed the acquisition of Jaguar Land Rover which provides us with immediate access to the luxury performance car and premium all–terrain vehicle segments, with two globally recognised brands.

We have also established strategic relationships with renowned companies allowing us to leverage their expertise and technical knowledge to address our strategic plans.

We hold a 50% stake in Tata Cummins Limited with the balance held by Cummins Engine Company Inc. of USA. Tata Cummins Limited has enabled us to introduce a wide range of commercial vehicles with higher payloads and improved operating economy through use of technologically advanced and durable engines, and enabled us to comply with fuel-emission regulations in Europe and other countries to which we export. Our joint venture arrangement with Fiat S.p.A, for passenger cars provides us with access to engine and powertrain technology for use in our products and also supplements our production capacity. Our Subsidiary Tata Marcopolo Motors Limited, incorporated along with Marcopolo, manufactures and assembles fully-built buses and coaches in India, and would help us to develop capabilities in these areas. This would enable us to participate in opportunities in the mass transportation segment in both India and international markets. Our Subsidiary with Thonburi for the manufacture and marketing of pickup trucks provides us with an opportunity to participate in Thailand’s pickup truck market.

Captive vehicle financing business in India

Our vehicle financing division and wholly owned Subsidiary, TMFL, operates under the brand name “Tata Motorfinance” (“TMF”). During fiscal 2008, TMF financed 33.6% of our domestic sales, compared to 31.4% in the previous fiscal year. Being the captive financing division of our Company, TMF not only facilitates vehicle sales by providing financial support service to our customers, but also helps lower the risk of the cyclical revenue stream of the automotive business and provides improved financing support to out customers when other lenders/banks are experiencing tight liquidity conditions.

Increasing diversity of revenue base

We have diversified our revenue base to include non-vehicle and international businesses to provide a hedge against cyclicality of the domestic market. Through our Subsidiaries and associate companies, we are engaged in engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. In fiscal 2008, the revenues from our non-automotive segment before inter-segment eliminations was Rs. 37,038.1 million and constituted 10.3% of our total revenues compared to Rs. 27,078.9 million and 8.3% of revenues in 2007.

Strong management team with successful track record

Our senior management team has substantial experience in their respective industries and has been instrumental in the growth of our organization. Our management team has strengthened our business operations in India through several product introductions, cost reduction initiatives and the integration of our past acquisitions such as TDCV and our joint ventures with companies such as Fiat S.p.A, Italy. We believe that our management team is well placed to provide strategic leadership and direction to explore new emerging opportunities as well as improve our current operations. We have witnessed low attrition of our key management personnel and, in line with our growth strategy, we have also recruited several individuals with expertise in critical areas. We believe our management team provides us with a competitive edge. We believe that the continuity of many members of the senior management team at Jaguar Land Rover following our recent acquisition will contribute positively to the development of that business. For further information regarding our key managerial personnel, see “Management” on page 95 of this Letter of Offer.

Our Strategy

Our goal is to continue to strengthen our position in the domestic market, maintain our operational excellence and grow our international business in select countries. Our strategy to achieve these goals consists of the following elements:

Further strengthening the product portfolio

We have an extensive range of products in commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. We believe that our in-house product development capabilities, our strategic partnerships/joint ventures with renowned companies such as Cummins Engine Company Inc., Fiat S.p.A, Marcopolo and Thonburi, and our acquisitions of TDCV, Hispano and Jaguar Land Rover will enable us to expand our product range and extend our geographical reach.

We believe that our understanding of local customer preferences and well developed in-house R&D capabilities has enabled us to anticipate emerging customer categories and develop suitable products that provide a strong value proposition to our customers. For example, we launched the Ace, the first sub one-ton payload mini-truck in India, in May 2005 which has created a new category in the Indian commercial vehicle industry and we rolled out the 100,000th Ace in 22 months since its launch. In fiscal 2008, we launched the Magic, a passenger variant from the same platform, to tap the potential increase in mass passenger transport in both rural and urban regions. We also launched the Winger, India’s only maxi-van, to cater to the intra-city and long-distance transportation needs of our customers.

In passenger vehicles, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of the Indica within 25 months since its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched an estate version in 2004. In 2006, we expanded the Indigo range by launching the Indigo XL – a stretched sedan. We have also developed the Tata Nano, a low cost car and we believe that there will be significant demand for this vehicle in the Indian market.

The recent acquisition of Jaguar Land Rover has given us the opportunity to participate immediately in the luxury performance car and premium all-terrain vehicle segments with recognized brands, and has helped diversify our business across markets and product segments. We will continue to seek to build upon the internationally recognized brands of Jaguar and Land Rover.

We intend to expand our production capabilities in existing facilities and establish new facilities. We also intend to expand the reach of our sales and service network in order to meet our growing product lines of commercial and passenger vehicles.

Mitigating cyclicality

The automobile industry is impacted by cyclicality which is more pronounced in the M&HCV truck category. To mitigate the impact of cyclicality, we plan to continue to strengthen our operations in the light commercial vehicle, bus and passenger vehicle categories. We also plan to continue to strengthen our non-vehicle business, such as spare part sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, production aids and tooling and fixtures and vehicle financing to reduce the impact of cyclicality.

Reducing costs and breakeven points

We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance our cost advantage. While we believe that our commercial vehicle business has scale that is competitive in relation to global standards, with the launch of the Tata Nano, we will be able to benefit from global economies of scale in the passenger vehicle business as well.

Our ability to leverage our technology capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified for use in the Ace, which helped to reduce the project cost of the Ace. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar Land Rover umbrella.

Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program that we are undertaking will provide economies of scale to our vendors which would benefit our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.

Expand customer financing in India

With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to significantly expand our vehicle financing activities to enhance our vehicle sales. Furthermore, with the lack of sufficient finance availability to vehicles currently in the Indian market, our captive finance business is likely to play a significant role to fill the gap created by other banks and NBFCs. While we will continue to focus on expanding our vehicle financing activities through our 100% Subsidiary, TMFL, additional support is also expected from Tata Capital Limited, a financial services company formed by Tata Sons, which also undertakes financing of vehicles.

Expanding our international business

We are expanding our operations into other select geographical areas with similar characteristics as the Indian market where our products are suitable. While we continue to export out of India and South Korea into many of these markets, we are also establishing a manufacturing footprint where it is beneficial to do so. We have established a Subsidiary along with Thonburi in Thailand to manufacture pickup trucks and have also received approval from the Thailand government for the Eco-car project. We are also assessing the establishment of a manufacturing operation at South Africa, which is our largest export market in terms of unit volume. Our international business strategy has resulted in a growth of our international operations from 8% of consolidated revenues in fiscal 2004 to 18.38% during fiscal 2008. TDCV continues to be the largest exporter of heavy commercial vehicles out of South Korea. Our acquisition of Jaguar Land Rover will also significantly expand our geographical presence into the USA and the Western Europe.

We believe that this geographical diversification will also reduce the impact of cyclicality in the Indian market as the cyclicality of these other markets may not coincide with the cyclicality of the Indian market.

Continuing to invest in technology and technical skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive internal research and development activities as well as through the assistance of foreign research consultants from time to time. Our research and development resources, which include those at our Subsidiaries, like Tata Motors European Technical Center plc. (“TMETC”), TDCV, TTL and Hispano, together with the two advanced engineering and design centers of Jaguar Land Rover which, we recently acquired, will further increase our capabilities in product design, manufacturing and quality control. We consider technological leadership to be a significant factor in our continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Continuing focus on high quality standards and enhancing customer satisfaction

One of our principal goals is to achieve high and international quality standards for our products and services, and we are pursuing various quality improvement programs, both internally and at our suppliers’ premises. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors.

Our extensive sales and service network has also enabled us to provide quality and timely customer service. We are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across India, which we believe will help to improve our responsiveness to market and customer service needs.

Enhancing capabilities through the adoption of superior processes

Tata Sons Limited, and the entities promoted by Tata Sons, including us, aim at improving the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model or TBEM, which has been formulated on the lines of the Malcolm Baldridge National Quality Award to enable it to drive performance and attain higher levels of efficiency both in its businesses and in discharging its social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, marketing and human resources and to translate these into operational performance. Our adoption and implementation of this model seeks to ensure that our business can be conducted through superior processes in the future.

We have deployed a balance score card management system, developed by Dr. Robert Kaplan and Dr. David Norton of the Harvard Business School, for measurement based management and feedback. We have also deployed a new product introduction (NPI) process for systematic product development and product lifecycle management system for effective product data management across our organization. On the human resources front, we adopted various processes such as functional and soft skills training to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base.

Maintaining financial strength

Our cash flow from/(used in) operations in fiscal 2008, 2007 and 2006 was Rs. 55,955.5 million, Rs. (8,754.8) million and Rs. 1,104.6 million, respectively. The improved position in our operating cash flows is primarily a result of volume growth, implementation of cost reduction programs, securitization of vehicle financing portfolio and prudent working capital management. We have also established processes for project evaluation and capital investment decisions with a view to ensure that we will be able to recover portions of our cost of capital in the event of an economic downturn and to generate earnings in excess of our cost of capital during periods of economic growth.

Continuing to leverage the Tata brands

We believe the Tata brand name is associated by Indian customers with reliability, trust and value and is gaining significant international recognition due to the international growth strategies of various Tata Companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence.

The Company’s Business

The following discussion of the Company’s business does not include the business of Jaguar Land Rover, which was acquired by the Company on June 2, 2008. The discussion of Jaguar Land Rover’s business is presented separately, commencing on page 68 of this section.

Automotive Operations

The revenues from our automotive operations before intersegment eliminations were Rs. 323,456.5 million, Rs. 299,241.4 million and Rs. 222,120.5 million in fiscal 2008, 2007 and 2006, respectively, before intersegment elimination. Our main market is the Indian market, which accounted for 90.7%, 90.8% and 88.9% of our unit sales in fiscal 2008, 2007 and 2006, respectively.

Our segment-wise unit sales in the domestic market and exports for fiscal 2008, 2007 and 2006 on a non-consolidated basis are set forth in the table below:

S. No.	Category	Fiscal 2008	Fiscal 2007	Fiscal 2006
		(No. of Units)
	Domestic Sales
1.	Passenger Cars*	170,355	180,328	151,160
2.	Utility Vehicles	47,700	47,892	37,910
3.	Light Commercial Vehicles	147,316	125,744	86,226
4.	Medium and Heavy Commercial Vehicles	165,619	172,842	128,610
	Total	530,990	526,806	403,906
	Exports from India
5.	Passenger Cars and Utility Vehicles	14,809	17,822	20,037
6.	Commercial Vehicles	39,850	35,652	30,186

*	Passenger car sales include the sale of 3,297 units, 1,328 units and 209 units of Fiat vehicles during fiscal 2008, 2007 and 2006, respectively.

Passenger Cars

In the passenger cars segment we are present in the small car and entry mid-size car category.

The small car category, which consists of mini and compact cars, constituted 63.71% of our total passenger car sales in the domestic market in fiscal 2008. According to Frost & Sullivan, Industry sales of the mini car category declined 12.2% to 69,553 units, due to lack of new product launches. The compact car category grew 14.0% to 859,917 units in fiscal 2008, as compared to 754,336 units in fiscal 2007 and 572,916 units in fiscal 2006. The Indica faced a challenging environment in fiscal 2008 primarily on account of new product launches by our competitors and posted a decline of 6.3% in domestic sales to 135,642 units in fiscal 2008 compared to an increase of approximately 31% in domestic sales in fiscal 2007.

During fiscal 2008, we also expanded the Indica range by introducing a new variant with dual airbags and ABS (Anti-lock Braking System) and added a DICOR (Direct Injection Common Rail) diesel engine variant. The market share of the Indica in the small car category was 14.6%, 17.4% and 16.9% in fiscal 2008, 2007 and 2006, respectively. Despite its product maturity and announced plans of the next generation, the Indica held its position as the second best selling vehicle in the industry and continues to stand out among the ‘Most Trusted Brands’ in the annual survey by the Economic Times Brand Equity. In August 2008 we launched the next generation Indica, called the Indica Vista. The new generation car has a completely new skin, new interiors, contemporary body with improved interior space and comfort. The car is powered by a range of internationally acclaimed powertrains - the new 75 bhp 1.3L Quadrajet Common Rail Diesel engine and the 65bhp, 1.2L CVCP Safire MPFI petrol engine being manufactured at the new Fiat-Tata joint venture at Ranjangaon in Maharashtra. The existing Indica will continue to exist with a rationalised portfolio. We believe the new Indica Vista would enable us to regain our market position in the small car category.

We are also present in the entry mid-size car category through our sedan, the Indigo, and its station wagon version, the Indigo Marina, both of which are derived from the Indica platform. According to Frost & Sullivan, the entry mid-size car category, which has witnessed declining volume growth in fiscal 2006 and 2007, grew by 10.2% aided by new product launches in the industry. The market share of the Indigo in the entry mid-size car category was 32.4%, 39.0% and 33.0% in fiscal 2008, 2007 and 2006, respectively, and the Indigo range was the best seller in this category during this period. The Indigo posted a decline of 8.4% in domestic sales to 31,416 units in fiscal 2008 compared to 34,310 units in fiscal 2007 and 39,388 units in fiscal 2006. During the year, we introduced the Indigo XL Classic variant and the Indigo CS, a sub-4 meter compact sedan that has the foot print and price point of a hatchback (owing to the lower excise duty) and the appeal of a sedan.

In fiscal 2008, we marked the roll out of the one-millionth passenger car off the Indica platform at our car plant in Pune, in its ninth year since the commencement of production in January 1999.

We have also been distributing Fiat branded cars through the Tata-Fiat dealer network since March 2006. During fiscal 2008, we sold 3,297 Fiat cars, a growth of 148% from fiscal 2007. The joint dealer network has also been expanded from 44 to 65.

Utility Vehicles

We sold 47,700 units in our UV category in the Indian domestic market in fiscal 2008, a marginal decline of 0.4% as compared to 47,892 units sold in fiscal 2007 and 37,910 units in fiscal 2006. During fiscal 2008, we expanded our offering in this category by launching a new 2.2L Safari DICOR, Sumo Victa DI and the Sumo Grande. We experienced a marginal decline of 0.4% in the unit sales of our utility vehicles, the Safari and the Sumo, in the Indian market in fiscal 2008. In fiscal 2008, the new Safari DICOR enabled the brand to achieve its highest ever sales in a year of 19,078 units. Our market share in the UV category was 20.1%, 22.1% and 19.6% in fiscal 2008, 2007 and 2006, respectively.

Light Commercial Vehicles (including pickup trucks)

Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers up to a GVW of 7.5 tons. During fiscal 2008 we introduced two new products: (i) Magic, based on the Ace platform, and (ii) Winger, India’s only maxi-van. We believe that the Magic and the Winger have great potential in the commercial passenger transportation market in India. In the LCV segment, we recorded a 17.2% growth to 147,316 units sold in the Indian domestic market in fiscal 2008, compared to 125,744 units in fiscal 2007 and 86,226 units in fiscal 2006. The growth in the LCV segment in fiscal 2008 was mainly led by the sales of the Ace and the new commercial passenger carriers Winger and Magic. In fiscal 2008, we unveiled the 1-ton and CNG variant of the Ace, the Cargo Panel Van, Xenon XT, a lifestyle pickup truck, and the Winger Executive, an office concept vehicle, at the Auto Expo 2008 in India and commenced production of the Ace at our new manufacturing facility at Uttarakhand, India. Our market share in the LCV category was 64.3%, 65.4%, 60.1% in fiscal 2008, 2007 and 2006, respectively, including sales of the Ace, Magic and Winger.

Medium and Heavy Commercial Vehicles

Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. Our market share in the M&HCV category was 61.3%, 62.9% and 62.0% in fiscal 2008, 2007 and 2006, respectively. Our domestic sales in the M&HCV segment experienced a decline of 4.2% to 165,619 units in fiscal 2008 as compared to 172,842 units in fiscal 2007 and 128,610 units in fiscal 2006. The decline in domestic sales in fiscal 2008 was partially due to a levelling off of the one-time surge in demand we experienced in the M&HCV segment last year, triggered by strict enforcement of overloading restrictions. Our performance in the M&HCV segment during fiscal 2008 was also affected by the lack of availability of vehicle finance from outside sources and constraints that we experienced in the earlier part of the year in the supplies of certain components and aggregates.

We revamped our M&HCV portfolio during fiscal 2008 and introduced a wide range of new products such as multi-axle and heavy duty trucks, tractor trailers and fully built solutions in the second half of the year. We also secured an order from the Delhi Transport Corporation for 500 low-floor CNG propelled buses, the supply of which commenced during fiscal 2008.

Exports

Our exports of vehicles manufactured in India increased by 2.2% to 54,659 units in fiscal 2008 compared to 53,474 units in fiscal 2007 and 50,223 units in fiscal 2006. We market our commercial and passenger vehicles in Australia and several countries in Europe, Africa, the Middle East, South East Asia and South Asia.

We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Company Limited

TDCV recorded overall vehicle sales of 11,899 units in fiscal 2008, a 38.6% growth from the 8,588 units sold in fiscal 2007. TDCV sold 5,734 units in fiscal 2006. In South Korea, TDCV registered a market share of 33.5% in M&HCV as compared to 26.1% in fiscal 2007 and 17.6% in fiscal 2006 according to ANR Consulting. TDCV exported 3,000 units in fiscal 2008, a growth of 10% compared to 2,715 units in fiscal 2007.

Sales and Distribution of Vehicles

Our sales and distribution network in India as of June 30, 2008 comprised of over 1,500 sales outlets for our passenger and commercial vehicles business. Most of our sales outlets are exclusive Tata Motor’s sales outlets. In line with our growth strategy, we formed a 100% Subsidiary, TML Distribution Company (“TMLD”), to act as a dedicated logistics management company to support the sales and distribution operations of our vehicles. We believe this would improve the efficiency of our selling and distribution operations and processes as well as provide a faster turnaround of working capital and cash flows.

TMLD will take over and/or set up stocking points, for both commercial vehicles and passenger vehicles, in the places of manufacture and also at different places in the country. It will help improve planning, inventory management, transport management and on-time delivery. As a focused entity, we believe it will make delivery and inventory management more efficient.

In the South Korean market, TDCV uses Daewoo Motor Sales Corporation’s distribution network, the largest in South Korea. After-sales service is made available through 68 service centers and over 110 parts outlets. Exports are carried out through TDCV’s own international distribution channel.

Additionally, we are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across the country, which we believe is the largest deployments of that system in the global automotive sector. Being implemented in phases since 2003, the combined online customer relations management system initiative supports users both within the Company and among our distributors in India and abroad.

We, through our vehicle financing division and wholly owned Subsidiary, TMFL, also provide financing services to purchasers of our vehicles through our dealers, who act as our agents, and through our branch network. During fiscal 2008 and 2007, approximately 34% and 31%, respectively, of our vehicle unit sales in India were made through financing arrangements where our vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2008 and 2007 amounted to Rs. 76,073.9 million and Rs. 84,536.8 million, respectively.

We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour, on-road maintenance (including replacement of parts) to vehicle owners. The wide coverage of our sales, service and maintenance network in India enables us to provide quality and timely customer service.

Vehicle Manufacturing Facilities

We currently operate four principal automotive manufacturing facilities. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. We set up a new manufacturing plant at Pantnagar, in the State of Uttarakhand in northern India, which commenced commercial operations in fiscal 2008. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. We are also in the process of establishing another two facilities at Singur, in the State of West Bengal, for the manufacture of Tata Nano, and at Dharwad, in the State of Karnataka, for manufacture of Tata Marcopolo buses through our Subsidiary Tata Marcopolo Motors Limited. See “Risk Factor – Our future success depends on our ability to satisfy changing customer demands by offering innovative and competitive products” on page xvi of this Letter of Offer.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Limited, an International Automotive Task Force accredited certification body. It is the first Korean automobile original equipment manufacturer to be awarded the same.

Fiat India Automobiles Private Limited (“FIAPL”) - a joint venture, is located in Ranjangaon, Maharashtra. The plant would be used for the manufacture of Tata and Fiat branded products as well as engines and transmissions for use by both the partners.

Tata Motors (Thailand) Limited is our Subsidiary formed with Thonburi for the manufacture and assembly of pickup trucks. The manufacturing facility is located in Samutprakarn province, Thailand. Our 21% stake in Hispano provides us with access to two manufacturing units, one in Spain and another one in Morocco.

Installed Capacity

As of March 31, 2008, our total vehicle production capacity in India, determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 772,000 units annually.

The following table shows the capacity and production levels on a non-consolidated basis at our principal manufacturing facilities in fiscal 2008, 2007 and 2006.

Particulars	Jamshedpur			Pune			Lucknow			Pantnagar
	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2008	Fiscal 2007	Fiscal 2006
Capacity (units)	102,000	96,000	66,000	565,000	556,000	439,500	30,000	30,000	30,000	75,000	NA	NA
Production (units)	95,145	98,227	69,891	436,177	458,324	366,468	26,900	28,235	19,963	23,136	NA	NA

Additionally, we have a vehicle production capacity of 20,000 units annually in South Korea through the manufacturing facilities of TDCV.

Components and Raw Materials

The principal raw materials required for the production of motor vehicles are steel sheets, plates, castings, forgings and components, assemblies and aggregates. The raw materials, components and consumables that are domestically sourced include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters and various consumables like paints, oils, thinner, welding materials, chemicals, adhesives, sealants and fuel. Certain aggregates like axles, engines, gear boxes and cabs are sourced from our Subsidiaries and associates.

The following table sets forth a breakdown of the raw materials and components consumed by the Company on a non-consolidated basis in fiscal 2008, 2007 and 2006:

S. No.	Raw materials / components	Unit of Measurement	Fiscal 2008		Fiscal 2007		Fiscal 2006
			Quantity	Rs. million	Quantity	Rs. million	Quantity	Rs. million
1.	Steel	Tonnes	193,864	6,427.3	2,16,083	6,610.5	164,284	5,815.0
2.	Steel Tubes	Tonnes	18	3.2	112	8.6	730	47.5
3.	Non-ferrous alloys/metals	Tonnes	3,396	495.6	2,658	429.5	2,306	272.5
4.	Ferro Alloys	Tonnes	1,671	107.2	1,862	119.6	1,626	100.5
5.	Steel Melting Scrap	Tonnes	62,829	1,629.1	97,608	1,471.1	79,463	1,205.9
6.	Paints, Oils and Lubricants	Tonnes	7,453	2,032.9	8,827	2,183.3	4,390	1,749.0
		Kilo liters	13,619		14,769		14,366
7.	Tyres, Tubes and Flaps	Nos.	4,711,883	16,081.9	4,610,652	13,597.0	3,700,687	8,412.0
8.	Engines	Nos.	93,114	12,928.0	84,472	11,790.1	61,643	8,658.4
9.	Other components			146,215.6		142,947.6		106,390.4
	Total			185,920.8		179,157.3		132,651.2

Note:	The consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable times, etc. The figure of other components is a balancing figure based on the total consumption shown in the profits and loss account.

We have undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our Subsidiary, TTL, for electronic interchange of data with our suppliers. This has enabled us to have real time information exchange and processing to manage our supply chain effectively. We use external agencies as third party logistic providers. This has resulted in space and cost saving by transferring a part of our inventory to a third party.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we procure some supplies through reverse auctions.

We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors.

Further, in 2003, we established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval by the Management Committee the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Suppliers

We have established a supply chain for procuring various components. We also outsource many of our manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

Tata AutoComp Systems Limited (“TACO”), our associate company, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures supply components for our products such as seats, commercial vehicle air brakes, wiring harnesses, pressed components and radiator assemblies.

We have embarked upon a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. As part of driving continuous improvement in procurement, we have integrated our system for electronic interchange of data with our suppliers with the ERP. This has facilitated real time information exchange and processing and enables us to manage our supply chain more effectively.

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. We also import products to take advantage of lower prices in foreign markets, such as special steels, wheel rims and power steering assemblies. The following table shows the imported and indigenous raw material and components consumed by us on a non-consolidated basis:

S. No.		Fiscal 2008	Fiscal 2007	Fiscal 2006
		Rs. million	Rs. million	Rs. million
1.	Imported (at rupee cost)	8,558.2	6,967.1	6,160.1
2.	Indigenously obtained	177,362.6	172,190.2	126,491.1

	Total	185,920.8	179,157.3	132,651.2

Employees

We consider our human capital as a critical factor to our success. Under the aegis of the Tata Group, we have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development such as:

•	a fair and objective performance management system linked to the performance of the businesses which identifies and differentiates high performers while offering separation avenues for non-performers;

•	a common pool of talented managers across the Tata Group with a view to increasing their mobility through inter-company job rotation;

•	performance-based compensation packages to attract and retain talent within the Tata Group; and

•	comprehensive training programs to impart and continuously upgrade the industry/function specific skills.

In line with the human resource strategy, we have also implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market. Our people practices and employee engagement has enabled us be adjudged the Best Employer in 2004 and one of the Best Employers in 2003 by Hewitt Associates. This has also been aided through continuous benchmarking of internal HR processes to support the Company’s journey towards becoming a global player.

Our human resources focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Nation-wide recruiting efforts to meet the requirements of our expansion plans;

•	Extensive process mapping exercise to benchmark and align the human resource processes with global best practices;

•	Introduction of a globally benchmarked employee engagement survey;

•	Succession planning through identification of second level of managers for all units, locations, functions;

•

Implementation of a “Fast Track Selection Scheme”, which is a system for identifying potential talent in the areas of general, commercial and operations management and offering them opportunities for growth within the organization;

•

“Talent Management Scheme” which includes identification of high performers and high potentials through various routes like PMS and Development Centres. Subsequent to the identification process we provide them with challenging assignments for faster development;

•	Introduction of performance rating based salary review and quality linked variable payment for supervisory category of employees;

•	Extensive brand building initiatives at university campuses to increase recruiting from premium universities; and

•	Introduction of an employee self-service portal and an employee help desk for the benefit of employees.

We employed approximately 36,788, 29,385 and 26,742 permanent employees as of March 31, 2008, 2007 and 2006, respectively. In addition to our full-time employees, we retain contract workers to assist us in various aspects of our business. The terms of engagement for our contract workers are different than that of our full-time employees.

Training and Development

We are committed to building the competencies of our employees and improving their performance through training and development. Our focus is on identifying gaps in our employees’ competencies and preparing employees for changes in competitive environments, as well as to meet organizational challenges.

Some of the areas we focused on during fiscal 2008 include leadership, innovation management and internationalization besides other training programs to drive a change in our employees’ outlook as we continue to develop as a global competitor. Developmental initiatives for our senior leadership were undertaken through international programs at various institutions around the world. Our entire senior leadership was also taken through a cultural sensitivity program. Certain employees have also been selected for the Fulbright fellowships for leadership in management. In addition, in order to emphasize the sharing of skills across our locations and functions extensive technical training programs were organized in Pune, Jamshedpur and Lucknow. The technical exposure was enhanced further through international training and participation at international seminars.

At Jamshedpur, Pune and Lucknow in India, we have also established training divisions that impart basic skills in various trades like milling, grinding and welding to our young apprentices.

Labour Union

All our regular employees in India, other than management, are members of labour unions. In March 2000, we declared a lock-out in our Lucknow manufacturing facility, which was lifted in September 2000 upon the formation of a new union. Except for this incident, we have generally enjoyed cordial relations with our employees at our factories and offices.

Employee Compensation

Every year we conduct a survey to ascertain the compensation levels for various categories of white collar employees across the industry. The salaries for our employees are then determined in connection with their respective performance during the fiscal year.

Manufacturing employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at the different locations.

The performance rating system, introduced for the first time, for the bargainable category in Mumbai and Passenger Car Business Unit (“PCBU”), has completed two full cycles. To encourage quality focus among our shop floor employees, we also introduced allowances linked to quality perception of customers.

Research and Development and Capital Expenditure

Our research and development activities focus on product development, environmental technologies and vehicle safety through our Engineering Research Centre, (“ERC”). Established in 1966, our ERC is a government recognized in-house automotive research and development center in India.

During fiscal 2006, we established our wholly-owned Subsidiary, TMETC, in the United Kingdom to augment the abilities of our ERC. TMETC provides us with access to cutting-edge technologies and supports the product development activities which we currently plan to undertake in order to sustain and enhance our position in the increasingly competitive global markets.

One of the most significant achievements of ERC has been the design and development of the Indica, which is India’s only indigenously developed compact car. ERC also designed the Indigo, which was launched in 2002 and has been the market leader in the entry mid-size market category in India in fiscal 2008, 2007 and 2006 according to Frost & Sullivan. We have also developed the Tata Nano, an affordable family car, which was unveiled at the Auto Expo 2008 in New Delhi and at the Geneva Motor Show. We believe that there will be significant demand for the Tata Nano in the Indian market.

Our acquisition of TDCV provided us with a significant advantage in the development process of the World Truck, which will be a sophisticated and contemporary M&HCV with performance standards akin to those in developed markets.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel, compressed air and electric cars. We currently have over 40 staff buses running on bio-diesel at one of our manufacturing plants. We are pursuing alternative fuel options such as ethanol blending for our automobiles and development of vehicles fuelled by hydrogen. Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of vehicles.

We are also widening the scope of our research and development activities from in-house product and technology development to managing the research and development process across various internal and external agencies, including our research and development centers in South Korea, Spain and the United Kingdom, as well as at various aggregate parts suppliers and outsourcing partners.

We have a modern crash test facility, a pedestrian safety testing facility, a pendulum impact test facility and a bus rollover test facility to ensure compliance to various safety norms. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility to develop products meeting international standards.

Our product design and development center is equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in faster product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure and are regularly used in product development. The Company has aligned its Digital Product Development objectives and infrastructure with its business goals, and has made significant investments to enhance its Digital Product Development capabilities through CAD/CAM/CAE/KBE/PDM.

Our capital expenditure aggregated to Rs. 58,544.9 million, Rs. 28,601.5 million and Rs. 14,633.4 million during fiscal 2008, 2007 and 2006, respectively. Our capital expenditure during the past three fiscal years has been related mostly to capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at increasing our operational efficiency. Over the years, we have devoted significant resources towards our research and development activities. TML’s total expenditure on research and development during fiscal years 2008, 2007 and 2006 was Rs. 11,959.7 million, Rs. 7,968.6 million and Rs. 4,761.2 million respectively on a non-consolidated basis.

We intend to continue to invest in our business units and research and development over the next several years in order to improve our existing product range and developing new products and platforms to build and expand our presence in the passenger vehicle and commercial vehicle categories. We believe this would strengthen our position in India and help us to grow our presence in select international markets.

As a part of this future growth strategy, we also plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our Subsidiaries also have their separate growth plans and related capital expenditures. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources.

Competition

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets are now attracting a number of international companies to India who have either created joint-ventures with local partners or have established independently owned operations in India. Global players bring with them decades of international experience, global scale, advanced technology and strong financial position. Hence competition is likely to intensify further in the future. As a result of our international growth strategy, we also face significant competition from foreign automobile manufacturers in markets outside of India.

We have designed our products to suit the specific requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads and local climate and comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers, including in international markets.

Seasonality and Cyclicality

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year end. Furthermore, the automotive industry has been cyclical in the past and we expect this cyclicality to continue.

Intellectual Property

Tata Motors Limited has 170 trademarks registered in India and approximately 186 trademark applications which are currently pending registration. In addition to this, our significant trademarks are registered, or are in the process of being registered in other countries. We currently hold approximately 331 of these registrations worldwide and have made 67 applications out of India. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand, which has been licensed to us by Tata Sons Limited. Additionally, Tata Sons has applied for 9 trademarks in the name of the Company. The Company has applied for 4 trademarks in the name of Telcon. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and 5 designs.

India is a member of the World Trade Organization. In compliance with its obligations under the Agreement on Trade Related Aspects of Intellectual Property, (“TRIPS”), India grants statutory protection to various forms of intellectual property, including patents, copyrights, industrial designs and trademarks. The Trade Marks Act, 1999 and the Copyright Act, 1957, as amended, which are currently in force in India, are TRIPS compliant. The Patents Act, 1970, as amended, to the extent that it relates to our business and operations, provides adequate product and process patent protection in India in accordance with its obligations under TRIPS.

We currently own 20 patents and have 183 patent applications pending registration in India. We have also filed patent applications in UK, US & Europe (EP). In addition we have filed 29 applications under the Patent Corporation Treaty which will be entered in different countries later.

In addition, TDCV holds 11 patents in South Korea.

We have filed 83 design applications in India for aesthetic features of products/components.

In addition to the above, we also have various copyright and Internet domain name registrations.

In varying degrees, all of our trademarks, brands or patents are important to us. In particular, the expiration or termination of the Tata brand could materially affect our business.

Environmental, Health and Safety

We have a history of commitment to the improvement of the quality of life of the community we serve. We have developed and are involved in social development, environmental management and biodiversity conservation programmes.

We are committed to serving rural communities around our manufacturing locations. Community service divisions have been established at our manufacturing plants to work with various societies for purposes of improving living conditions in villages adjoining the plants. We are also engaged in programmes which encourage economic independence through self-initiated cottage industries, community and social forestry, water and road projects, improve rural health and propagate family planning benefits.

We are engaged in improving the fuel efficiency of our products and developing alternative fuel vehicles. Our CNG buses are successfully running in Delhi and Mumbai. The forty staff buses running on bio-diesel fuel at one of our manufacturing facilities are an example of how we are working towards a greener environment.

Our manufacturing facilities in Jamshedpur, Pune and Lucknow have been certified to ISO:14001 Environment Management System (EMS) standard. Measures to re-use and recycle packaging material and metal scrap as well as measures designed to conserve energy have been implemented in our plants and offices in India. These measures are aimed at the effective management and utilization of energy resources.

Use of alternate energy is also promoted in manufacturing units of the company. Taking opportunity of the Clean Development Mechanism, Tata Motors Limited initiated action for 20.85 MW Wind Power Projects installed and commissioned at Satara & Supa. The Ministry of Environment in New Delhi, India, issued Host Country Approval for the project and the project was validated by M/s BVQI and registered by UNFCCC. Our wind power project has also been successfully registered with the United Nations Convention on Climate Change for trading carbon credits. In September 2007, we successfully traded the CERs through e-bidding on the Chicago Climate Exchange.

Tata Motor’s contribution in national development, environmental conservation and societal value creation has been acknowledged at various forums. The Company has received awards such as the CII-EXIM award for Business Excellence, CII awards for Corporate Sustainability Reporting, Energy Efficiency and Energy Management, Green Governance Award by the Bombay Natural History Society and the Golden Peacock Global Award for Corporate Social Responsibility by the Institute of Directors.

We are committed to maintaining a safe and healthy working environment. As a part of our commitment, a revised Occupational Health and Safety policy was adopted in July 2007. We have clinical facilities in terms of a team of doctors and paramedics, which runs 24-hour medical centres in our manufacturing facilities. Our dispensaries are well equipped to offer basic and advanced life support to employees should the need arise. We have also established joint management-worker health and safety committees that meet regularly throughout the year for purposes of facilitating a two-way communication that aids in the reduction of injury rates, occupational diseases, lost days and absenteeism and work-related fatalities.

Insurance Coverage

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage including business interruptions which we consider reasonably sufficient to cover all normal risks associated with our operations and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors’ and officers’ liability to minimize risks associated with product liability and international litigation.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities primarily consisting of information technology services and construction equipment manufacturing. Our non-automotive segment recorded revenues before inter-segment eliminations of Rs. 37,038.1 million, Rs. 27,078.9 million and Rs. 18,093.9 million for the year ended March 31, 2008, 2007 and 2006.

Information Technology Services:

TTL, is our 81.71% owned Subsidiary as of March 31, 2008. Through its operating companies, INCAT and Tata Technologies iKS, TTL provides specialized engineering and design services, product lifecycle management and product-centric IT services to leading manufacturers.

Construction Equipment:

Telco Construction Equipment Company Limited, (“Telcon”), is engaged in the business of manufacturing and sale of construction equipment and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, Japan.

For more information on the businesses of our Subsidiaries and associate companies see “Business – Subsidiaries, Associates and Joint Venture” on page 80 of this Letter of Offer.

The Jaguar Land Rover Business

The following is a discussion of the business of Jaguar Land Rover and the significant factors influencing the results of operations of Jaguar Land Rover, which was acquired by the Company on June 2, 2008.

Overview

Jaguar Land Rover is a global premium automotive business which designs, engineers and manufactures Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. Jaguar’s roots go back to Jaguar’s Swallow Side Car Company founded in 1922. Land Rover launched its first all-terrain utility vehicle in 1948. Jaguar Land Rover produces nine vehicle lines with sales of 288,544 units for the year ended December 31, 2007 and operates three vehicle manufacturing facilities in the United Kingdom.

On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover from Ford. As part of the acquisition, the Company acquired the global businesses relating to Jaguar Land Rover including three vehicle manufacturing facilities, one veneer production facility, two advanced design centers, 26 national sales companies, intellectual property rights (including perpetual royalty free licenses), and brands and trade marks. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing of the Jaguar Land Rover Acquisition” and “Objects of the Issue” on pages 135 and 23 of this Letter of Offer for further details on the financing of the acquisition of Jaguar Land Rover.

Prior to the acquisition of Jaguar Land Rover by the Company, the business of Jaguar Land Rover comprised a number of subsidiaries (including national sales companies), several divisions and the Halewood facility all of which were integrated into Ford. Under the acquisition process, certain divisions relating to Jaguar Land Rover were carved out and either transferred to existing companies or to new companies formed as a part of the reorganization process. These companies together with the existing subsidiaries and the Halewood facility relating to Jaguar Land Rover were re-constituted under Jaguar Cars Limited and Land Rover which are subsidiaries of JaguarLandRover Limited, TML’s indirect Subsidiary. However, certain of these divisions relating to distribution operations in 15 countries will be transferred by Ford to Jaguar Land Rover on completion of pending formalities and receipt of local regulatory approvals. We have also entered into arrangements with Ford and other third parties for platform sharing, procurement of engines, and other components, as well as in respect of certain corporate services such as information technology, accounting and treasury services, marketing and purchasing services, and vehicle financing for Jaguar Land Rover’s dealers and customers.

All of Jaguar Land Rover’s customer interface activities have dedicated, brand specific marketing teams with complementary global distribution networks and brand specific design teams supported by a single engineering team sharing technologies and know-how. Functions such as purchasing, information technology, finance, quality control and various engineering and developmental activities are centrally integrated.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution network, strong research and development capabilities, and a strong management team which has strengthened its business operations.

Jaguar Land Rover will continue to seek to build upon its internationally recognized brands and advanced technology to provide desirable vehicles to customers in both established markets as well as in growing markets such as Russia and China. Jaguar Land Rover will continue to invest in new technologies through its research and development activities to develop products that meet the requirements of the premium segment, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. Furthermore, Jaguar Land Rover will also continue to focus on measures to reduce costs, increase operational efficiency and maintain vehicle quality.

Acquisition Rationale

We anticipate that our acquisition and operation of Jaguar Land Rover will result in benefits to us, including (i) immediate entry to the luxury performance car and premium all-terrain vehicle segments; (ii) an improvement in our global market position through a combination of resources and strengths; (iii) strengthening of technological and product development/ innovation capabilities to address changing market trends; (iv) sharing of best practices in manufacturing and quality assurance systems and processes; (v) enhanced human capital and managerial talent; and (vi) potential operational synergies.

The acquisition of Jaguar Land Rover enabled us to acquire internationally recognized brands with a strong heritage and global presence, and increases our product and market diversity. Jaguar Land Rover, which recorded more than 75% of its sales in the US, UK and the rest of Europe for the year ended December 31, 2007, will expand and diversify our international sales market, allowing us to reduce our reliance on the Indian market.

Land Rover provides us an opportunity to broaden our existing portfolio of UV, SUV and crossover offerings. Land Rover’s products in the all-terrain vehicle segment are complementary to our products in terms of features, technology and price positioning and as such, allow us to offer a wide range of vehicles that satisfies various consumer needs. Additionally, Jaguar’s premium product offerings will provide us with immediate entry into the luxury performance car segment.

The acquisition of Jaguar Land Rover also enables us to leverage Jaguar Land Rover’s technology and engineering expertise. For example, Jaguar Land Rover’s technological capabilities in petrol engines, Four Wheel Drive technology and Aluminium BIW (Body in White) technology will help us further develop and strengthen our existing engineering capabilities. Through the acquisition, we also gain research and development capabilities of Jaguar Land Rover’s strong engineering workforce and its two advanced design centres in the UK.

We believe Jaguar Land Rover will benefit from the acquisition because we will be able to leverage our low cost engineering and sourcing capabilities in favour of Jaguar Land Rover and thereby support Jaguar Land Rover in its cost reduction initiatives and improve profitability. Similarly, in advanced technology areas, we will be able to leverage Jaguar Land Rover’s expertise and supply chain.

Jaguar Land Rover’s Product Offerings

Jaguar

Jaguar’s vehicle lines and sales volumes for the period from January 1, 2008 to June 30, 2008 and the calendar years ended December 31, 2007, 2006, 2005 and 2004 are shown in the table below:

Model	Year Launched*		January 1, 2008 to June 30, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
			(units)	(units)	(units)	(units)	(units)
S-Type	1999		153	13,075	16,730	24,332	27,180
X-Type	2001		8,796	21,420	30,153	43,943	61,174
XJ	2003		3,885	10,195	11,191	14,021	15,715
XK	2006	^	4,075	11,199	12,932	4,448	4,420
XF	2008		23,054	1	—	—	—

Total			39,963	55,890	71,006	86,744	108,489

*	Launch of new model or major refresh.

^	New XK was launched in 2006.

The Jaguar S-Type, the Jaguar XF’s predecessor, is a medium-size four-door sports sedan, available with turbocharged V6 diesel and V6/V8 petrol engines and automatic transmission as part of the standard features. The S-Type was discontinued in 2007.

The Jaguar X-Type is a compact-size four-door sedan available with a range of petrol and diesel engines, manual and automatic transmissions. The awards won by the X-Type include the Autopacific, 2007 Vehicle Satisfaction Award for “Aspirational Luxury Car”.

The Jaguar XJ is an all-aluminium large-size four-door sedan, offered with a range of V6 turbocharged diesel engines or V8 petrol engines, normally aspirated and supercharged. The awards won by the XJ include the “Britain’s greenest luxury car” award by the Environmental Transport Association’s Car Buyers’ Guide in 2007 and 2008.

The Jaguar XK is an all-aluminium sports coupe and convertible available with normally aspirated and supercharged V8 petrol engines. The awards won by the XK include the “Car of the Year” and “GT of the Year” award from Top Gear in 2006.

The Jaguar XF is Jaguar’s most recent new launch. It is a stylish medium-size four-door sports sedan, available with a range of turbocharged V6 diesel and V6/V8 petrol engines and automatic transmission as standard features. The awards won by the XF include the “What Car?” magazine’s “Best Executive Car” and “Car of the Year” award in 2008.

In the late 1990s, Jaguar adopted a strategy to launch new models in segments where it had not previously been present, and compete directly with the volume executive sedan markets with the introduction of the S-Type and X-Type in 1999 and 2001, respectively.

Following a strategic review undertaken in 2002-2003, Jaguar began to review its product portfolio to re-position Jaguar in the niche premium segment along its mission of creating “Beautiful Fast Cars”. With this view, Jaguar launched the new XK in 2006 and the XF in 2008 with a range of high-end features. Jaguar also intends to launch a new XJ model in 2009 to replace the previous XJ version. Moreover, Jaguar Land Rover believes that increased focus on improving dealer sales processes will also support Jaguar in its re-positioning strategy. For instance, Jaguar received the highest Customer Service Index in USA according to a study conducted by J.D. Power and Associates in both 2007 and 2008. Furthermore, Jaguar began a restructuring program with a focus on cost reduction and improving operational efficiencies in the sale and manufacturing processes. We believe that this strategy of focusing on the niche premium segment aligned with Jaguar’s focus on enhancing the customer experience and cost reduction would enhance margins.

Land Rover

Land Rover’s vehicle lines and sales volumes for the period from January 1, 2008 to June 30, 2008 and the calendar years ended December 31, 2007, 2006, 2005 and 2004 are shown in the table below:

Model	Year Launched *	January 1, 2008 to June 30, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
		(units)	(units)	(units)	(units)	(units)
Defender	1948	12,992	23,748	23,065	22,711	26,332
Range Rover	2001	13,327	29,996	28,441	28,538	32,582
Discovery/LR3	2004	20,883	45,023	52,504	56,440	41,900
Range Rover Sport	2005	27,459	61,247	58,461	36,839	—
Freelander/ Freelander 2/LR2^	2006	34,496	72,640	29,637	43,342	62,515

Total		109,157	232,654	192,108	187,870	163,329

*	Launch of new model or major refresh.

^	New Freelander was launched in 2006.

The Land Rover Defender was launched in 1948 and is the vehicle that launched Land Rover. It has received many updates through its lifetime, with the most recent update in its engine, transmission and interior in 2007. The awards won by the Land Rover Defender include the “4 X 4 of the year” and the “Extreme Class” award from the 4 X 4 Magazine in 2007.

The Range Rover is a luxury all-terrain vehicle available with a range of diesel and petrol engines. It offers Land Rover’s off-road capabilities including ability to adapt setting for gearbox, throttle, air suspensions and traction control to suit tarmac, sand, snow, mud and boulders through Land Rover’s Terrain Response® system. The awards won by the Range Rover include the “Best Luxury 4WD” in the 2007 Overlander 4 WD Awards, “4 X 4 of the Century” by Auto Verte in 2006 and the “APPEAL” award by JD Power, USA in 2005.

The Land Rover Discovery/LR3 is a versatile seven-seat all-terrain vehicle with Land Rover’s Terrain Response® system. The Land Rover Discovery/LR3 is available with range of diesel and petrol engines. The awards won by the Land Rover Discovery/LR3 include the “Best Large 4x4” award from the “What Car?” magazine and Business Awards in 2007 and 2008 as well as the “Best 4x4 of 2007” award from Planet 4x4 magazine.

The Range Rover Sport is a performance all-terrain vehicle available with a range of diesel and petrol engines, offering full Land Rover off-road capabilities. The awards won by the Range Rover Sport include “Best Diesel 4x4” award by Diesel Car Magazine, UK in 2006.

The Land Rover Freelander 2/LR2 is the largest selling model in Land Rover range. It is a compact all-terrain vehicle with Land Rover’s full off-road capabilities, available with a range of diesel and petrol engines, and manual and automatic transmissions. The awards won by the Land Rover Freelander/LR2 include the “Best Compact 4x4” award from the “What Car?” magazine in 2008 and the “SUV of the Year” award from Top Gear in 2006.

Land Rover also expects to launch new lighter vehicles with smaller engines. The new products are intended to contribute towards making the Land Rover brand more fuel efficient with reduced emissions. Recently, Land Rover has showcased the LRX concept vehicle which is intended as a compact crossover all-terrain vehicle having a hybrid diesel engine, high fuel economy and low emissions. In addition, Land Rover will continue to focus on cost reduction measures, supply chain management and quality improvements.

Sales and Distribution

The following table shows the number of global retail sales locations for Jaguar Land Rover vehicles as at December 31, 2007:

	Jaguar	Land Rover	Of which joint
North America	207	206	69
United Kingdom	97	129	20
Europe (excluding UK and Russia)	333	705	170
Russia	17	29	—
Asia Pacific (excluding China)	23	47	—
China	34	38	—
Rest of the World	147	245	100

Total	858	1,399	359

Notes:

1)	North America: US, Canada, Mexico

2)	Europe: Ireland, Norway, Portugal, Sweden and rest of Europe, France, Austria, Belgium, Germany, Netherlands, Italy, Spain, Switzerland

3)	Asia Pacific (excluding China): Taiwan, South Korea, Thailand, Singapore, Rest of Asia (excluding Japan)

4)	Rest of the World: Japan, Australia, Brazil, Rest of Americas, South Africa, Middle East and North Africa, Sub Saharan Africa, New Zealand

Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies as well as third party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the UK.

A majority of the Jaguar Land Rover parts and accessories business, including stocks and logistics management, is performed by Unipart and Caterpillar for Jaguar and Land Rover, respectively, pursuant to contractual arrangements.

The following table shows regional sales volumes for Jaguar Land Rover vehicles for the period from January 1, 2008 to June 30, 2008 and the calendar year ended December 31, 2007:

	January 1, 2008 to June 30, 2008		December 31, 2007
	Jaguar	Land Rover	Jaguar	Land Rover
	(units)	(units)	(units)	(units)
North America	10,925	16,505	13,994	56,069
United Kingdom	11,268	25,306	17,802	49,129
Europe (excluding UK and Russia)	11,029	32,010	14,824	74,557
Russia	853	10,459	1,135	12,626
Asia Pacific (excluding China)	841	1,556	1,065	2,467
China	1,465	6,621	823	9,023
Rest of the World	3,582	16,700	6,247	28,783

Total	39,963	109,157	55,890	232,654

Notes:

1)	North America: US, Canada, Mexico

2)	Europe: Ireland, Norway, Portugal, Sweden and rest of Europe, France, Austria, Belgium, Germany, Netherlands, Italy, Spain, Switzerland

3)	Asia Pacific (excluding China): Taiwan, South Korea, Thailand, Singapore, Rest of Asia (excluding Japan)

4)	Rest of the World: Japan, Australia, Brazil, Rest of Americas, South Africa, Middle East and North Africa, Sub Saharan Africa, New Zealand

Financial Services

Prior to our acquisition of Jaguar Land Rover in June 2008, Ford Motor Credit Company (“Ford Motor Credit”) provided automotive financial services to a number of dealers and customers of Jaguar Land Rover. Under agreements with Ford, Jaguar Land Rover’s dealers and customers will continue to have access to Ford Motor Credit’s financing facilities for a period of up to 12 months in various markets following our acquisition of Jaguar Land Rover, while Jaguar Land Rover migrates to alternative arrangements. Jaguar Land Rover has recently announced the selection of Fiat Group Automobiles Financial Services to be its exclusive partner in Jaguar Land Rover’s European markets. Jaguar Land Rover is also in advanced stages of selecting a strategic financial services partner for the North American market. In the remaining markets, Jaguar Land Rover is evaluating alternative options with potential partners.

Manufacturing Facilities

Jaguar Land Rover’s principal manufacturing facilities are at Halewood, Solihull and Castle Bromwich in the United Kingdom. The Halewood plant produces the Jaguar X-Type and Land Rover Freelander/LR2 models. The Solihull plant produces the Range Rover, Range Rover Sport, Discovery and Defender models. The Castle Bromwich plant produces Jaguar XK, XJ and XF models. Jaguar Land Rover also has an additional facility located at Browns Lane that produces veneers for all its models.

Components and Raw Materials

Jaguar Land Rover utilizes a number of raw materials in the production of its vehicles, such as steel, aluminium, precious metals, copper and resins. Furthermore, Jaguar Land Rover works with a base of strategic suppliers to meet its requirements for parts and components. Jaguar Land Rover has established quality control programmes to ensure that externally purchased raw materials and components are monitored and meet its quality standards. Such programmes include site engineers from Jaguar Land Rover who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are been adhered to. The site engineers are also supported by persons in other functions, such as program engineers who interface with new model teams as well as resident engineers co-located at Jaguar Land Rover plants, who provide the link between the site engineers and the Jaguar Land Rover plants.

Ford has been and continues to be a major supplier of parts and services. In connection with our Acquisition of Jaguar Land Rover in June 2008, supply agreements have been entered into with Ford, ranging from duration of seven to nine years, for (i) the long term supply of engines developed by Ford, (ii) engines developed by Jaguar Land Rover but manufactured at Ford plants and (iii) engines from Ford-PSA cooperation. In addition to Ford, Jaguar Land Rover depends upon other external suppliers for its parts and components including ZF Group, Lear Group, Johnson Control Inc., Faurecia, Visteon and Denso.

Jaguar Land Rover has and will continue to work with its suppliers to optimize its procurements and enhance its supplier base, including sourcing certain of its raw material and component requirements from low cost countries.

Employees

As of June 30, 2008 Jaguar Land Rover had approximately 15,980 full-time employees. In addition, Jaguar Land Rover uses contract workers to assist in various aspects of the business depending on workload and demand. Jaguar Land Rover focuses its recruitment efforts on attracting and retaining capable individuals. Jaguar Land Rover provides employees with several training programs, including courses in areas as diverse as health and safety, and leadership/management skills. Employees can choose to take part-time external courses to obtain degrees or professional qualifications relevant to their work, which may be funded by Jaguar Land Rover. Employees may also receive an annual allowance to receive non-work related training. Jaguar Land Rover believes that the emphasis on training and development helps its employees meet business challenges effectively.

Jaguar Land Rover’s shop-floor workers are union members, as are certain of Jaguar Land Rover’s salaried staff. Jaguar Land Rover’s union agreements provide for standard terms and conditions for covered workers, including compensation, benefits, working hours and working practices. Jaguar’s current union agreements were entered into in November 2006 and Land Rover’s current union agreements were entered into in November 2007. Both agreements will expire in October 2009.

For salaried employees who are not in unionized grades, Jaguar Land Rover has established an information and consultation forum which seeks the views and consults with representatives of these employees.

The standard remuneration package for full-time Jaguar Land Rover employees includes a salary, which is increased in line with negotiated general increases under union contracts or in line with individual performance and the performance of the business; a bonus tied to Jaguar Land Rover’s performance and individual performance (in certain salaried grades); and various allowances and benefits, including heath care (at certain grades), child care and pension benefits. Jaguar Land Rover has a performance-related pay plan for managerial staff in order to recognize and reward superior performance. Jaguar Land Rover currently does not have an employee stock option plan.

Jaguar Land Rover has not experienced any major disruptions in recent years due to strikes or work stoppages at any of its manufacturing facilities, and the recent change of ownership from Ford to the Company passed with no disruption or loss of production.

Pensions

Jaguar Land Rover provides pension benefits for substantially all of its employees in the United Kingdom under three defined benefit plans namely the Jaguar Pension Plan (“JPP”), Jaguar Executive Pension Plan (“JEPP”) and the Land Rover Pension Scheme (“LRPS”) (collectively, “UK Pension Plans”). A formal valuation of the liabilities must be performed by qualified actuaries (using various financial and demographic assumptions about future events) and agreed by the company and trustees every 3 years.

The UK Pension Plans were valued in 2006, following which Jaguar Land Rover and the trustees to the pension plans agreed on contributions to eliminate the deficits in these plans by 2015. The contributions were weighted towards the later part of this period. The next valuation was scheduled for 2008.

However, in 2007, as part of the sale process, Ford entered into agreements with the trustees under which Ford agreed to contribute towards the deficits of the UK Pension Plans. Prior to this, the estimated deficits as at October 31, 2007, amounted to GBP 120 million for JPP, GBP 9 million for JEPP and GBP 115 million for LRPS, on a closed fund basis using similar assumptions as used for the 2006 valuation. However, as per the agreement reached between Ford and the trustees, Ford contributed a total of GBP 301.5 million into the three UK Pension Plans prior to the Acquisition.

The deficits in the UK Pension Plans may have changed since October 31, 2007 given market volatility and potential changes in valuation factors. However, no formal funding valuations have been carried out since then either by the Company, Jaguar Land Rover or by the trustees. The next formal funding valuations of the UK Pension Plans are scheduled for April 2009.

Additionally, Jaguar Land Rover employees in other jurisdictions are covered under local pension plans which have either been transferred directly to Jaguar Land Rover as part of the acquisition or for which Jaguar Land Rover is in the process of negotiating pension benefits and establishing new pension plans.

Research and Development

Jaguar Land Rover has launched five new vehicles in the past five years, namely the Land Rover Discovery, Range Rover Sport, Jaguar XK, Land Rover Freelander and Jaguar XF vehicles in 2004, 2005, 2006, 2007 and 2008, respectively, and is committed to a future product cycle plan that will continue to deliver desirable products while improving the emission performance of its vehicles through sustainable technology.

Jaguar Land Rover has approximately 3,400 engineers and designers at its advanced design facilities in Whitley and Gaydon in the United Kingdom, using advanced product development processes and facilities to satisfy the diverse demands of luxury and premium vehicle customers. As part of the Acquisition, Jaguar Land Rover has entered into long term agreements with Ford for technology sharing and joint development providing technical support across a range of technologies focussed mainly around powertrain engineering such that Jaguar Land Rover may continue to operate according to its existing business plan.

With an increased focus on the environment, Jaguar Land Rover is now investing in the development of sustainable technologies to improve fuel economy and reduce CO2 emissions as Europe moves from a series of voluntary to mandatory regulations.

Future technologies under development include modular lightweight vehicle architectures, building on Jaguar’s expertise in the use of aluminium body structures, advanced direct injection stratified charged gasoline engines and advanced diesel engine technologies, increased efficiency drivelines including next generation multi-speed automatic transmissions, and micro and full hybrid drive trains.

Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the luxury performance car and premium SUV segments. Jaguar vehicles compete primarily against other European vehicles such as various BMW, Mercedes Benz and Audi models. Land Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche and Volkswagen. The Land Rover Defender competes with vehicles manufactured by Isuzu, Nissan and Toyota.

Seasonality

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom wherein the vehicle registration number changes every six months which, in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the period when the aforementioned change occurs. Most other markets are driven by introduction of new model year derivatives. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Brand, Trademarks and Intellectual Property

The “Jaguar” trademark is owned by Jaguar Cars Limited, together with the trademarks relating to Jaguar’s products including “S-Type”, “X-Type”, “XJ”, “XK” and “XF”. The “Land Rover” trademark, together with trademarks relating to Land Rover’s products including the Land Rover oval logo, “Range Rover”, “Defender”, “Freelander”, “Discovery”, “LR2” and “LR3” are owned by Land Rover. As part of our Acquisition of Jaguar Land Rover, ownership/ co-ownership of core intellectual property were transferred to Jaguar Land Rover. Additionally, perpetual royalty free licenses to use other essential intellectual properties have been licenced to Jaguar Land Rover for use in Jaguar and Land Rover vehicles.

Jaguar and Land Rover each own registered designs, to cover the design of their vehicles in several countries.

Significant Factors Influencing the Results of Operations of Jaguar Land Rover

The following are factors affecting the results of operations of Jaguar Land Rover:

General economic conditions.

In common with the rest of the automotive industry, Jaguar Land Rover is substantially affected by general global economic conditions. Disposable income levels, consumer confidence, availability and terms of credit and cost of fuel are key determinants of demand in the automotive industry, and changes in these factors are likely to continue to have an impact on the sales and results of operations of all vehicle manufacturers including Jaguar Land Rover.

Jaguar Land Rover sells vehicles in over 165 countries of the world. North America and the United Kingdom constitute the largest markets for Jaguar Land Rover making up for 47.5% of Jaguar Land Rover’s vehicle unit sales for the year ended December 31, 2007. Furthermore, sales in the emerging markets of China and Russia have been increasing, and accounted for 8.2% of Jaguar Land Rover’s vehicle unit sales for the year ended December 31, 2007. Deteriorating economic conditions in these markets, characterized by increase in fuel prices, increasing interest rates, and general economic performance, will have a significant impact on Jaguar Land Rover’s operating results and profitability. Difficult economic conditions may cause consumers to defer their purchases or replacements. In addition, difficult market conditions and competitor actions may require Jaguar Land Rover to incur higher incentive spending and generate lower revenues than planned. Moreover, entering a new market may involve increased selling expenses to establish Jaguar Land Rover’s brands thus impacting its results.

Interest rates, availability of credit for vehicle purchases and residual values

Interest rates tend to have an impact on sales as the availability and cost of capital are the key drivers of consumer demand in the automotive industry. Prior to the acquisition of Jaguar Land Rover in June 2008, Ford Motor Credit Company provided automotive financial services to a number of dealers and customers of Jaguar Land Rover, with an option of loan or lease products. Under agreements with Ford, Jaguar Land Rover’s dealers and customers will continue to have access to Ford Motor Credit Company’s financing facilities for a period of up to 12 months in various markets following the acquisition, while Jaguar Land Rover migrates to alternative arrangements. Going forward the results of operations could undergo change depending upon the terms entered into between Jaguar Land Rover and its new strategic financial services partners.

Jaguar Land Rover has recently announced the selection of Fiat Group Automobiles Financial Services to be its exclusive partner in Jaguar Land Rover’s European markets. Jaguar Land Rover is also in advanced stages of selecting a strategic financial services partner for the North American market. In the remaining markets, Jaguar Land Rover is evaluating alternative options with potential partners. Jaguar Land Rover’s inability to provide for alternative sources of financing, especially in North America, which is amongst its largest markets, could significantly affect its results of operations.

Deterioration in economic conditions, accompanied by higher interest rates and a reduction in the availability of financing will result in higher loan/ lease rates, and a corresponding reduction in customer demand. Furthermore, higher interest rates will also increase the amount of financial incentives provided to dealers and customers in the form of wholesale, retail and lease subvention. While this may stimulate sales, it would have an adverse effect on Jaguar Land Rover’s profitability and competitiveness in the market.

A deterioration in residual values of Jaguar Land Rover products against that planned will result in higher lease rates and a corresponding reduction in customer demand. Jaguar Land Rover shares the potential cost of changes in the residual values of Jaguar Land Rover’s leased vehicles between the estimate made at the time the lease was entered into and that existing at the end of the lease period, with providers of leasing arrangements including Ford Motor Credit Company. As a result, adverse changes in the residual values of Jaguar Land Rover products could have a material adverse affect on its financial performance.

Additionally Jaguar Land Rover undertakes financing of certain receivables and financing of Value Added Tax refunds to meet its working capital requirements. A sustained increase in interest rates could affect the ability of the business to raise working capital by these means. Similarly, an increase in interest rates could lead to higher interest burdens on Jaguar Land Rover and this could affect the results of the operations of the business.

Competitive position in the market

Jaguar Land Rover has two brands that operate in the global premium automotive business, and faces competition from other global premium automotive manufacturers. Jaguar Land Rover also offers a wide range of optional configurations to meet the specific needs of its customers.

Competitors may exert pricing pressures on Jaguar Land Rover by changing prices or by offering higher level of financial incentives. In some competitive markets customers may demand more features on a vehicle as standard which could impact the profitability of Jaguar Land Rover by constraining its ability to realize the costs of providing such features. In addition, difficult market conditions and competitor actions may require Jaguar Land Rover to incur higher incentive spending and generate lower revenues than planned. Jaguar Land Rover’s continuing ability to anticipate and respond to these pressures combined with increased competition in the premium automotive business will be critical to its results of operations in the coming years.

New model launches

The performance of Jaguar Land Rover is dependent on its ability to introduce new and innovative products to meet changing customer requirements. The introduction of new carlines into Jaguar Land Rover’s portfolio has driven sales growth, and contributed to the improvements in its results of operations. The global premium automotive business is highly competitive requiring Jaguar Land Rover to undertake regular up-gradation of its offerings and product interventions to maintain and/or improve demand for its vehicles. As part of its strategy Jaguar Land Rover intends to continue to invest in future product offerings to ensure that it remains in a strong competitive position and meets the needs of the premium automotive market. The launch of new models requires substantial capital investment and expenditure on research and development which could impact the results of operations of Jaguar Land Rover. Moreover, the ability of new models to achieve anticipated sales volumes to enable recovery of initial investment depends on their market acceptance and other market conditions.

Costs of raw materials/ components and cost reduction initiatives

Jaguar Land Rover utilizes a variety of raw materials and components in the production of motor vehicles. Increases in these input costs may affect product cost and operating results as Jaguar Land Rover may not be in a position to pass on the increases to its customers. For further details on the components and raw materials used by Jaguar Land Rover, see “Business – The Jaguar Land Rover Business – Components and Raw Materials” on page 73 of this Letter of Offer.

Following a strategic review undertaken in 2002-2003, Jaguar Land Rover began a restructuring program with a focus on cost reduction and improving operational efficiencies in the sale and manufacturing processes. Some of the measures instituted under the program include:

•	Closure of the majority of operations at, and subsequent sale of, the Browns’ Lane site which formerly produced Jaguar vehicles.

•	Cessation of Freelander and powertrain production at Jaguar Land Rover’s Solihull facility. The replacement vehicle (Freelander 2/LR2) is produced at Jaguar Land Rover’s Halewood facility.

•	Reduction in head count;

•	The increased use of common architectures, platforms and powertrains so as to reduce fixed costs and gain efficiencies in production;

•	Stock management to reduce carrying cost and variable marketing incentives;

•	Improvement in the inbound logistics network including vendor rationalisation.

Seasonality

As described under “Business – The Jaguar Land Rover Business – Seasonality”, the business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom which leads to a bunching up of sales. Most other markets are driven by introduction of new model year derivatives. Furthermore, western European markets tend to be impacted by main summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Environmental regulations

There has been a greater emphasis by governments on the emission and safety levels for the automobile industry. Existing EU4 and EU5 regulations, and planned EU6 regulations place limits on particulate emissions and emissions of pollutants other than CO2 and encourage fuel economy. The EU has indicated that it will introduce legislation to reduce CO2 emissions from passenger cars.

Jaguar Land Rover carefully monitors environmental requirements and has plans to reduce the average CO2 emissions of its vehicle fleet through the introduction of sustainable technologies including modular lightweight vehicle architectures, smaller and more fuel efficient SUV’s, powertrain projects and development of technologies that use hybrid and alternative fuels. While Jaguar Land Rover has plans to reduce emissions of its vehicle fleet, the risk remains that eventual legislation may impose requirements in excess of current planned design actions. Also, there is significant potential that consumer demands will take increasing account of fuel efficiency and emissions over the period of the current cycle plan.

To comply with current and future environmental norms, Jaguar Land Rover may have to incur substantial capital expenditure and research and development costs to upgrade products and manufacturing facilities, which would have an impact on its cost of production and results of operation.

Foreign currency rates

The results of operation of Jaguar Land Rover are sensitive to fluctuations in foreign currency rates. The majority of Jaguar Land Rover’s cost structure is denoted in British Pounds, with the balance denoted in Euros and other currencies. However, the majority of Jaguar Land Rover’s sales are made in markets outside of the United Kingdom, including the US. Therefore, the results of Jaguar Land Rover are impacted by fluctuations in the value of the British Pound against the US Dollar and other currencies. Additionally Jaguar Land Rover faces risks of translations as well as transactions due to its operations outside the United Kingdom.

While Jaguar Land Rover monitors these exposures as part of its overall risk management program, changes in currency exchange rates cannot always be predicted or hedged. Substantial changes in key exchange rates, especially vis-à-vis the British Pound could significantly impact Jaguar Land Rover’s results of operations.

Furthermore, Jaguar Land Rover has traditionally depended on Ford for managing its treasury risks. However, going forward Jaguar Land Rover’s operations and financials could be affected in the manner it is able to manage its currency exposure including but not limited to hedging by way of forwards, options and swaps. Transitional Support Agreements were entered into with Ford for support in accounting and treasury services.

Capital Allowance

Jaguar Land Rover had a total capital allowance pool in excess of GBP 2 billion as of December 31, 2007. As part of the transaction a minimum capital allowance pool of GBP 580 million in respect of qualifying expenditure on plant and machinery is assured by Ford to Jagaur Land Rover. The balance capital allowance may be available depending upon possible utilization if any by Ford, for the past years. The capital allowances are available to Jaguar Land Rover on a reducing balance basis currently at the rate of 20% under laws applicable in the United Kingdom for set off against profits in the future years in the United Kingdom.

Pension benefit obligations

Jaguar Land Rover provides pension benefits for substantially all of its employees in the United Kingdom under three defined benefit plans namely the JPP, JEPP and LRPS. Additionally, Jaguar Land Rover employees in other jurisdictions are covered under local pension plans which have either been transferred directly to Jaguar Land Rover as part of the acquisition or for which Jaguar Land Rover is in the process of negotiating pension benefits and establishing new pension plans.

The UK Pension Plans were valued in 2006, following which Jaguar Land Rover and the trustees to the pension plans agreed on contributions to eliminate the deficits in these plans by 2015. The contributions were weighted towards the later part of this period. The next valuation was scheduled for 2008.

However, in 2007, as part of the sale process, Ford entered into agreements with the trustees under which Ford agreed to contribute towards the deficits of the UK Pension Plans. Prior to this, the estimated deficits as at October 31, 2007, amounted to GBP 120 million for JPP, GBP 9 million for JEPP and GBP 115 million for LRPS, on a closed fund basis using similar assumptions as used for the 2006 valuation. However, as per the agreement reached between Ford and the trustees, Ford contributed a total of GBP 301.5 million into the three UK Pension Plans prior to the Acquisition.

The deficits in the UK Pension Plans may have changed since the October 31, 2007 due to market volatility and potential changes in valuation factors. However, no formal funding valuations have been carried out since then either by the Company, Jaguar Land Rover or by the trustees. The next formal funding valuations of the UK Pension Plans are now scheduled for April 2009.

In the event that the actuarially determined liabilities exceed the plans’ assets at that time, Jaguar Land Rover would have to agree on new contributions with the trustees to fund the deficit over such period of time as is agreed between Jaguar Land Rover and the trustees. Higher contributions could have an adverse effect on the financial position of Jaguar Land Rover. Some issues which could adversely affect Jaguar Land Rover’s contributions to the UK and non-UK pension plans, include, poor investment performance of pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates, changes in life expectancy assumptions and other events which make past service benefits more expensive than allowed for in the actuarial assumptions by reference to which the past contributions to the pension plans were assessed.

Product liability, warranty costs and recalls

Jaguar Land Rover is subject to costs associated with product liability, warranty and recall. Jaguar Land Rover provides warranties on vehicles and parts for specified periods of time and/or miles of running. Component parts or assembly defects could require Jaguar Land Rover to undertake service actions and recall campaigns. Furthermore, defects in Jaguar Land Rover’s products that arise from defective components or spare parts may be covered under warranties provided by it. Further, Jaguar Land Rover may need to expend considerable resources for remediation measures, resulting in higher provisions for new warranties issued and expenses in excess of already established provisions for warranties previously issued. In certain countries, it may also be required to recall vehicles found to have safety related defects and to repair them without charge. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected. Further, any defect in products or after-sales services provided by authorized dealers or third parties could also result in customer claims for damages.

Impact of separation from Ford

As a part of Ford Motor Company, Jaguar Land Rover was supported by Ford in a number of areas including but not limited to, engines and components, engineering and technology sharing, product development processes and platforms, information technology, accounting, treasury, tax, insurance and national sales company administration.

Going forward, Jaguar Land Rover will purchase engines, components and services from Ford on different terms to prior arrangements and will have to invest in dedicated infrastructure and develop capabilities in some of these areas. This will entail additional expenditure which may have an adverse effect on its financial results. On the other hand, Jaguar Land Rover may benefit from the acquisition by being able to leverage Tata Motors’ low cost engineering and sourcing capabilities, supporting Jaguar Land Rover in its cost reduction initiatives.

In addition, Jaguar Land Rover has entered into supply and transitional services agreements with Ford and certain other parties for critical components including engines, in respect of technology sharing and joint development, and in respect of other corporate services including information technology, accounting and treasury services, marketing and purchasing services. Furthermore, Ford Motor Credit Company (“Ford Motor Credit”) will continue to provide consumer and wholesale credit support to the operations of the Jaguar Land Rover. Any disruption of such arrangements and transitional services could have a material adverse impact on the operations and financial position of Jaguar Land Rover.

Subsidiaries, Associates and Joint Venture

Overview of Subsidiaries, Associates and Joint Venture

The following table provides an overview of all Subsidiaries of the Company:

S. No.	Name of Subsidiary	Year of Establishment	Country of Incorporation	Percentage of Ownership
	Direct Subsidiaries
1.	Tata Daewoo Commercial Vehicle Company Limited	2002	South Korea	100.00
2.	Telco Construction Equipment Company Limited	1998	India	60.00
3.	Tata Technologies Limited	1994	India	81.56
4.	HV Transmissions Limited	2000	India	85.00
5.	HV Axles Limited	2000	India	85.00
6.	Tata Motors Finance Limited	2006	India	100.00
7.	Tata Motors (Thailand) Limited	2007	Thailand	70.00
8.	Tata Motors (SA) (Proprietary) Limited (w.e.f. December 5, 2007)	2007	South Africa	60.00
9.	Sheba Properties Limited	1989	India	100.00
10.	TAL Manufacturing Solutions Limited	2000	India	100.00
11.	Tata Marcopolo Motors Limited	2006	India	51.00
12.	Tata Motors European Technical Centre Plc.	2005	UK	100.00
13.	Tata Motors Insurance Broking & Advisory Services Limited	1997	India	100.00
14.	Concorde Motors (India) Limited	1972	India	100.00
15.	TML Distribution Company Limited (w.e.f. March 28, 2008)	2008	India	100.00
16.	TML Holdings Pte Limited, Singapore	2008	Singapore	100.00
	Indirect Subsidiaries
17.	INCAT (Thailand), Limited	2005	Thailand	81.56
18.	Tata Technologies Pte. Limited Singapore	1981	Singapore	81.56
19.	INCAT International Plc.	1989	UK	81.56
20.	INCAT Limited	1986	UK	81.56
21.	INCAT SAS	2005	France	81.56
22.	INCAT GmbH	1997	Germany	81.56
23.	INCAT Holdings B.V.	1999	Netherlands	81.56
24.	Lemmerpoort B.V.	2002	Netherlands	81.56

S. No.	Name of Subsidiary	Year of Establishment	Country of Incorporation	Percentage of Ownership
25.	INCAT K.K	2002	Japan	81.56
26.	Tata Technologies iKS Inc.	1988	USA	81.56
27.	INCAT Systems Inc.	1997	USA	81.70
28.	Integrated Systems Technologies de Mexico, S.A. de C.V.	1999	Mexico	81.70
29.	Serviplem S.A	1980	Spain	47.40
30.	Comoplesa Lebrero S.A	1994	Spain	36.00
31.	Lebrero France	2000	France	36.00
32.	Inner Mongolia North Baryval Engineering Special Vehicle Company Limited	2001	China	26.64
33.	INCAT Solutions of Canada Inc.	1998	Canada	81.70
34.	JaguarLandRover Limited	2008	UK	100.00
35.	Jaguar Cars Limited	1982	UK	100.00
36.	Jaguar Cars Overseas Holdings Limited	1982	UK	100.00
37.	Jaguar Cars Exports Limited	1982	UK	100.00
38.	Land Rover*	2000	UK	100.00
39.	Land Rover Exports Limited	1981	UK	100.00
40.	Land Rover Group Limited	1981	UK	100.00
41.	Land Rover Ireland Limited	2000	Ireland	100.00
42.	The Daimler Motor Company Limited	1910	UK	100.00
43.	Daimler Transport Vehicles Limited	1937	UK	100.00
44.	S.S. Cars Limited	1937	UK	100.00
45.	The Lanchester Motor Company Limited	1955	UK	100.00
46.	The Jaguar Collection Limited	1986	UK	100.00
47.	JDHT Limited	1991	UK	100.00
48.	Jaguar Daimler Heritage Trust	1983	UK	100.00
49.	Jaguar Pension Trustees Limited	1985	UK	Limited by Guarantee
50.	Jaguar Executive Pension Trustees Limited	1986	UK	Limited by Guarantee
51.	Land Rover Pension Trustees Limited	2000	UK	Limited by Guarantee
52.	British Motor Industry Heritage Trust	1983	UK	Limited by Guarantee
53.	British Motor Industry Heritage Centre Limited	1988	UK	Limited by Guarantee
54.	Jaguar Land Rover Austria Gmbh	1994	Austria	100.00
55.	Jaguar Belux NV	1995	Belgium	100.00
56.	Jaguar Italia S.p.A	1990	Italy	100.00
57.	Jaguar Hispania Sociedad	1993	Spain	100.00
58.	Jaguar Deutschland GmbH	1983	Germany	100.00
59.	Land Rover Deutschland GmbH	1998	Germany	100.00
60.	Jaguar Cars Africa Pty Limited	2000	South Africa	100.00
61.	Jaguar Land Rover North America LLC	1985	US	100.00
62.	Land Rover Espana SL	2000	Spain	100.00
63.	Land Rover Netherlands BV	2000	Netherlands	100.00
64.	Land Rover Belux SA/NV	1991	Belgium	100.00
65.	Land Rover Italia SpA	2000	Italy	100.00
66.	Jaguar Land Rover Portugal- Veiculos Pecas, LDA	2000	Portugal	100.00
67.	Premier Automotive Group Australia Pty Limited	1956	Australia	100.00
68.	Jaguar Land Rover Asia Pacific Company Limited	2008	Thailand	100.00

*	a company incorporated in the UK with unlimited liability.

The following table provides an overview of all associate companies of the Company:

S. No.	Name of Associate Company	Year of Establishment	Country of Incorporation	Percentage of Ownership
1.	Automobile Corporation of Goa Limited	1980	India	42.37
2.	Hispano Carrocera S.A.	1983	Spain	21.01
3.	NITA Company Limited	1991	Bangladesh	40.00
4.	Tata AutoComp Systems Limited	1995	India	26.00
5.	Tata Cummins Limited	1993	India	50.00
6.	Tata Precision Industries Pte. Limited	1971	Singapore	49.99
7.	Telcon Ecoroad Resurfaces Private Limited	2003	India	24.55
8.	TSR Darashaw Limited	1985	India	26.00
9.	Incat HAL Aerostructures Limited	2008	India	40.60

In addition, the Company has a joint venture company as set forth in the table below:

S. No.	Name of Joint Venture Company	Year of Establishment	Country of Incorporation	Percentage of Ownership
1	Fiat India Automobiles Private Limited	1997	India	50.00

Overview of Direct Subsidiaries

A brief profile of certain of the Company’s direct Subsidiaries is given below:

Tata Daewoo Commercial Vehicle Company Limited (TDCV), Korea, a 100% Subsidiary of the Company, is the second largest manufacturer of heavy and medium commercial vehicles in Korea. TDCV recorded sales of 11,899 units in fiscal 2008 which was 38.6% higher compared to sales of 8,588 units in fiscal 2007. This enabled TDCV to improve its market share from 24.3% to 32.3% in the heavy commercial vehicle segment and from 28.2% to 34.8% in the medium commercial vehicle segment according to ANR Consulting. TDCV exported 3,000 units of heavy commercial vehicles in fiscal 2008 and according to ANR Consulting, TDCV was the largest exporter from Korea in this segment. TDCV recorded turnover of Rs. 30,696.8 million which was higher by 31.5% compared to Rs. 23,336.1 million for the previous year. After providing for tax, the profit was Rs. 1,588.9 million against Rs. 829.6 million in the previous year, an increase of 91.5%.

Telco Construction Equipment Company Limited (Telcon) in which the Company has a 60% holding with the remaining balance of 40% held by Hitachi Construction Machinery Company Limited, Japan, is engaged in the business of development, manufacture and sale of construction equipment and allied services. With the increase in economic activity especially in the infrastructure sector, Telcon sold 7,698 machines with a turnover of Rs. 27,349.6 million, a profit after tax of Rs. 3,236.3 million, an increase of 76.0%. In April 2008, Telcon acquired two Spanish Companies, namely Serviplem S.A and Comoplesa Lebrero S.A by acquiring 79% and 60% shares of the respective companies. The acquisition provides Telcon opportunity to play in two important growth economies – India and China. The acquisition of Comoplesa Lebrero S.A will give Telcon access to Compaction Equipment technology.

Tata Technologies Limited (TTL), in which the Company has a 81.56% holding, provides, through its operating companies, INCAT and Tata Technologies iKS, specialized Engineering & Design Services (E&D), Product Lifecycle Management (PLM) and product-centric IT services to global manufacturers of automotive, aerospace and consumer durable manufacturers. TTL has 13 subsidiary companies in three continents and three offshore development centers. Its customers are among the world’s premier automotive, aerospace and consumer durable manufacturers. Fiscal 2008 marks an important milestone in the growth history of TTL with consolidated revenues crossing the Rs. 10 billion threshold. INCAT is an independent provider of E&D, Product & Information Lifecycle Management, Enterprise Solutions and Plant Automation. INCAT’s services include product design, analysis and production engineering, Knowledge Based Engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems. INCAT also distributes, implements and supports PLM products from leading solution providers in the world such as Dassault Systèms, UGS and Autodesk. With a combined global work force of more than 3,000 employees, INCAT has operations in the United States (Novi, Michigan), Germany (Stuttgart) and India (Pune). Tata Technologies iKS is a provider of engineering knowledge transformation technology. For over 15 years, iKS has enabled engineering knowledge transformation through ‘i get it’, which is a web application engineering knowledge for AutoCAD, INVENTOR, Solid Works, Solid Edge, UG/NX, Teamcenter, COSMOS Works, and CATIA on a single delivery platform application. The consolidated revenue for the TTL Group was Rs. 10,936.9 million, an increase of 14.9% against Rs. 9,521.6 million in fiscal 2007. The profit after tax was Rs. 300 million against Rs. 165.1 million in fiscal 2007.

HV Transmissions Limited (HVTL) and HV Axles Limited (HVAL), 85% Subsidiary companies of the Company, are engaged in the business of manufacture of gear boxes and axles for M&HCVs, with production facilities and infrastructure based at Jamshedpur. Both HVTL and HVAL have undergone capacity expansion and modernization initiatives to meet the growing demand for gear boxes and axles for M&HCVs over the years. Both HVTL and HVAL have manufactured variants of gear boxes and axles during the year for application in the Company’s new products. HVTL recorded a turnover of Rs. 1,922.9 million, a PAT of Rs. 474.4 million. HVAL recorded a turnover of Rs. 2,027.1 million, a PAT of Rs. 634.1 million. During the year, the Company divested 15% of its stake in HVTL and HVAL to Tata Capital Limited for an aggregate consideration of Rs. 1,642.5 million and also sold the Intellectual Property Rights (IPR) for technology/design to HVTL and HVAL, which will facilitate these companies in pursuing their strategic growth through further development of technology and products for the Company and other customers in a focused manner.

Tata Motors Finance Limited (TMFL), a wholly owned Subsidiary of the Company, is registered with the RBI under Section 45-IA of the RBI Act 1934, as a Non-Banking Finance Company and has been classified as an “Asset Finance Company”. The name of TMFL was changed from “TML Financial Services Limited” to “Tata Motors Finance Limited” with effect from August 28, 2007. Total income at Rs. 8,327.6 million during fiscal 2008. After providing for taxes, the profits for TMFL were Rs. 447.7 million. With a view to focus on its core business of financing of commercial and passenger vehicles manufactured by the Company, TMFL transferred its activities pertaining to construction equipment financing and small and medium enterprises financing to Tata Capital.

Tata Motors (Thailand) Limited (TMTL) is a Subsidiary where the Company holds 70% of the capital and the balance is held with Thonburi Automotive Assembly Plant Company Limited. TMTL is primarily engaged in manufacture, assembly and marketing pickup trucks. TMTL enables the Company to address the ASEAN and Thailand markets, the latter being the second largest pick up market in the world after the USA in 2006. While TMTL has begun setting up operations in fiscal 2008, the manufacturing of vehicles began only during March 2008 with turnover at Thai Baht 7 million (equivalent to Rs. 9.3 million) for the period ended March 31, 2008. The loss after tax was Rs. 119.8 million. For more details see “Certain Corporate Matters” on page 91 of this Letter of Offer.

Tata Motors (SA) Proprietary Limited (TMSA) was incorporated during fiscal 2008 and is a Subsidiary of the Company where it holds 60% of the capital with the balance 40% being held by Tata Africa Holdings (SA) (Pte.) Limited. TMSA has been formed for manufacturing and assembly operations of the TML’s Light and Heavy Commercial Vehicles and Passenger Cars in South Africa. TMSA is yet to commence commercial production.

Sheba Properties Limited is a 100% owned investment company. The income of the company was Rs. 194.7 million and profit after tax was Rs. 162.2 million for fiscal 2008.

TAL Manufacturing Solutions Limited (TAL) is a 100% Subsidiary of the Company engaged in the business of machine tools, equipments, material handling systems and fluid power solutions. During fiscal 2008, TAL ventured into the aerospace business by signing an agreement with Boeing Corporation, USA for manufacturing structural components for Boeing’s 787 Dreamliner airplane program at a manufacturing facility being set up in Nagpur, India. During the year, TAL recorded a turnover of Rs. 2,578.8 million and a profit after tax of Rs. 120.2 million, a growth of 44.6%. TAL has wiped out its accumulated losses during the year and carried forward a profit of Rs. 10.5 million.

Tata Marcopolo Motors Limited (TMML) is engaged in the business of manufacture and sale of fully built buses and coaches in which the Company has a 51% holding with the remaining balance of 49% held by Marcopolo S.A., Brazil. TMML started its commercial production from November 2007 and has sold 190 low entry CNG buses. TMML recorded a turnover of Rs. 197.5 million and loss after tax is Rs. 38.3 million. For more details see “Certain Corporate Matters” on page 91 of this Letter of Offer.

Tata Motors European Technical Centre plc. (TMETC), a 100% Subsidiary of the Company, is engaged in the business of design engineering and development of products for the automotive industry. TMETC provides TML with design engineering support and development services, as well as European standards of delivery to TML’s passenger vehicles. During the year ended March 31, 2008, TMETC earned revenues of Rs. 1,313.6 million and PAT of Rs. 129.3 million.

Tata Motors Insurance Broking & Advisory Services Limited (TMIBASL), formerly known as Tata Motors Insurance Services Limited, a 100% Subsidiary of the Company, proposes to undertake the business of direct insurance broking. TMIBASL has received a License from the Insurance Regulatory and Development Authority (IRDA) to act as a Direct Broker under the IRDA Act on May 13, 2008. In compliance with the regulations of the IRDA, its name was changed to “Tata Motors Insurance Broking & Advisory Services Limited” on April 30, 2008. Pending the issue of license by the IRDA and other formalities relating thereto, no business activity was carried out during the period from October 2005 to March 2008. For the year under review, TMIBASL earned revenues of Rs. 0.1 million and recorded a net loss of Rs. 0.4 million.

Concorde Motors (India) Limited (CMIL), a 100% Subsidiary of the Company, engaged in sales and service of Tata and FIAT passenger cars and recorded a turnover of Rs. 6,252.1 million and Profit After Tax of Rs. 53.3 million.

TML Distribution Company Limited (TDCL), is a 100% Subsidiary of the Company incorporated on March 28, 2008. TDCL would be engaged in the business of dealing and providing logistics support for distribution of the TML’s products in India. TDCL has begun its operations recently.

TML Holdings Pte Limited (THPL), is a 100% Subsidiary of the Company incorporated in 2008. THPL is the holding company for JaguarLandRover Limited.

Overview of Associate Companies

A brief profile of certain of the Company’s associate companies is given below:

Automobile Corporation of Goa Limited (ACGL), in which the Company has a 42.37% shareholding, was incorporated in 1980, jointly with EDC Limited (a Goa government enterprise). ACGL is a listed company engaged in manufacturing sheet metal components, assemblies and bus coaches and is the largest supplier of buses (mainly for exports) to the Company.

Hispano Carrocera S.A. (HC), is a Spanish bus manufacturing company, in which the Company acquired a 21% stake in March 2005. Hispano has two manufacturing units, one in Spain which caters to the European market and the other one in Casablanca which caters to the Moroccan and other North African markets. HC is present in both the ‘city bus’ and ‘coach market’ segment in both the geographies. HC reported a production of 375 buses during the year ended December 31, 2007 on a consolidated basis. For more details see “Certain Corporate Matters” on page 91 of this Letter of Offer.

NITA Company Limited, Bangladesh, in which the Company holds 40% equity, is engaged in the assembly of Tata vehicles for the Bangladesh market.

Tata AutoComp Systems Limited (TACO) is a company for promoting domestic and foreign joint ventures in auto components and systems and is also engaged in engineering services, supply chain management and after market operations for the auto industry. TML’s shareholding in TACO is 26%.

Tata Cummins Limited (TCL), in which the Company has a 50% shareholding, with Cummins Engine Company Inc., USA holding the remaining balance, is engaged in the manufacture and sale of high horsepower engines used in the Company’s range of M&HCVs.

Tata Precision Industries Pte. Limited, Singapore, in which the Company has a 49.99% shareholding, is engaged in the manufacture and sale of high precision tooling and equipment for the computer and electronics industry.

Overview of Joint Venture

A brief profile of the Company’s joint venture is given below:

Fiat India Automobiles Private Limited (FIAPL), is a joint venture with Fiat Auto S.p.A., Italy, to manufacture Fiat and Tata cars and powertrains at Ranjangaon, India. For more details see “Certain Corporate Matters” on page 91 of this Letter of Offer.

REGULATIONS AND POLICIES

The following description is a summary of the relevant regulations and policies, as prescribed by the central or state governments in India which are applicable to TML. The regulations set out below may not be exhaustive, and are only intended to provide general information to the investors and are neither designated nor intended to substitute for professional legal advice. Please note that there may be other regulations and policies governing TML and its Subsidiaries outside India. Additionally, the Subsidiaries of the TML are governed by various other regulations.

For the purpose of business undertaken by TML, TML is regulated by various general and sector-specific laws and regulations and policies in India, and is required to obtain certain licenses and approvals under the prevailing laws and regulations as applicable. The automobile industry in India is regulated by following significant regulations and policies:

TML is engaged in the manufacture, design and marketing of passenger and commercial vehicles in India. For the purpose of executing the work undertaken by our Company, we may be required to obtain licences and approvals depending upon the prevailing laws and regulations applicable in the relevant state. For details of such approvals, see “Government Approvals” on page 215 of this Letter of Offer.

Regulations governing Automotive Industry

Automotive Mission Plan, 2006-2016

The automotive mission plan (“Plan 2006”) laid down by the Ministry of Heavy Industries and Public Enterprises in December 2006, consists of recommendations to the task force of the Development Council on Automobile and Allied Industries constituted by the Government of India, in relation to the preparation of the tenth five year mission plan for the Indian automotive industry. Plan 2006 recommends that a negative list of items, such as no duty concession for import of used or re-manufactured vehicles, or treatment of remanufactured automotive products as old products, shall be negotiated for free trade agreements or regional trade agreements on a case-to case basis with other countries. It recommends the adoption of appropriate tariff policy to attract more investment into the automobile industry, improvement of power infrastructure to facilitate faster growth of automotive sector both domestically and internationally, policy initiatives such as encouragement of collaboration of the automotive industry with research and academic institutions, tax concessions and incentives to enhance competitiveness in manufacturing, promote research and technology development. For the promotion of exports in the auto component sector, among other things, it recommends creation of special automotive component parks in special economic zones and creation of virtual special economic zones, which would enjoy certain exemptions on sales tax, excise and customs duty. Strengthening the inspection and certification system by encouraging public-private partnership and rationalization of the motor vehicles regulations are also among the major recommendations of the plan.

A committee set up under the chairmanship of the Secretary, Heavy Industries and Public Enterprises consisting of all stake holders including representatives of Ministry of Finance, Road Transport, Environment, Commerce, Industrial Policy and Promotion, Labour, Shipping, Railways, Human Resource Development, Science & Technology, New and Renewable Energy, Petroleum & Natural Gas and representatives of automotive industry shall monitor the implementation and progress of the Plan 2006.

The Auto Policy, 2002

The Auto Policy was introduced by the Department of Heavy Industry, Ministry of Heavy Industries and Public Enterprises in March 2002, with the aim, among others, to promote a globally competitive automotive industry and emerge as a global source for auto components, establish an international hub for manufacturing small, affordable passenger cars, ensure a balanced transition to open trade at a minimal risk to the Indian economy and local industry, to conduce modernization of the industry and facilitate indigenous design, research and development and to develop domestic safety and environment standards at par with international standards.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989 (hereinafter referred to as “CMV Rules”) lays down provisions relating to construction and maintenance of motor vehicles. Amongst specifications pertaining to dimensions, gears, indicators, reflectors, lights, horns, safety belts and others, the CMV Rules govern emission standards for vehicles operating on compressed natural gas (“CNG”), petrol, liquefied petroleum gas and diesel. The Bharat Stage-II mass emission standards (equivalent to Euro II norms) as defined under Rule 115 of the CMV Rules were applicable to all four wheels vehicles in all states and union territories with effect from April 1, 2005. However, vide notification dated October 2004 issued by Department of Road Transport and Highways, Ministry of Shipping, Road Transport and Highways, Bharat Stage-III mass emission standards (norms equivalent to Euro III norms) were made applicable in respect of all four wheeled vehicles in the National Capital Region, Mumbai, Kolkata, Chennai, Bangalore, Hyderabad including Secundrabad, Ahmedabad, Pune, Surat, Kanpur and Agra manufactured on and from April 1, 2005 (except in respect of four wheeled transport vehicles plying on inter-state permits or national permits of all India tourist permits within the jurisdiction of these cities). Manufacturers shall comply with the emission standards as laid down in the CMV Rules from time to time and shall be required to certify such compliance.

Additionally, as per the CMV Rules, every manufacture shall also submit the prototype of every vehicle to be manufactured by him for test by the Vehicle Research and Development Establishment of the Ministry of Defence of the Government of India, or Automotive Research Association of India, Pune, or the Central Machinery Testing and Training Institute, Budni (MP), or the Indian Institute of Petroleum, Dehradun, or such other agencies as may be specified by the Central Government for granting a certificate by that agency as to the compliance of provisions of the Motor Vehicles Act, 1988 and these rules.

In case of CNG fitments by vehicle manufacturers on new petrol vehicles, each model manufactured by manufacturers shall be of type approved as per the prevailing mass emission norms as applicable for the category of new vehicle in respect of the place of its use.

CMV Rules also requires the manufactures to comply with notifications in the Official Gazette, issued by Central Government to use such parts, components or assemblies in manufacture of such vehicle, of such standards as may be specified or the relevant standards as specified by the Bureau of Indian Standards.

Auto Fuel Policy, 2003

Pursuant to recommendations made by the Mashelkar Committee the auto fuel policy was framed by Ministry of Petroleum & Natural Gas in October 2003. This auto fuel policy lays down the road map for vehicular emissions standards. As mentioned above, Bharat Stage II standards (Euro II equivalent) have been made applicable to all states and union territories and applicability of Bharat Stage III (Euro III equivalent) have been extended to eleven cities. Vehicular emission standards equivalent to Euro IV emission norms are proposed to be made applicable by the year 2010.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955 (“Essential Commodities Act”) authorizes the Central Government, if it finds it necessary or expedient so to do, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, for maintaining or increasing supplies of any essential commodity or for securing their equitable distribution and availability at fair prices, or for securing any essential commodity for the defence of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes ‘component parts and accessories of automobiles’.

The Finance Act, 2008

The Finance Act 2008 has reduced the excise duty on small cars from 16% to 12% and on Hybrid cars from 24% to general revised rate of 14%. In addition, Central Sales Tax rate has also been brought down from 3% to 2%. In respect of the general CENVAT rate applicable on all goods there has been a reduction from 16% to 14%.

Regulations governing Manufacturing Sector

The Factories Act, 1948

The Factories Act, 1948 (“Factories Act”) seeks to regulate labour employed in factories and makes provisions for the safety, health, and welfare of the workers. It applies to industries in which 10 or more than 10 workers are employed on any day of the preceding 12 months. Each State Government has rules in respect of the prior submission of plans and their approval for the establishment, registration and licensing of factories. The Factories Act provides that occupier of a factory i.e. the person who has ultimate control over the affairs of the factory and in the case of a company, any one of the directors, must ensure the health, safety and welfare of all workers especially in respect of safety and proper maintenance of the factory such that it does not pose health risks, the safe use, handling, storage and transport of factory articles and substances, provision of adequate instruction, training and supervision to ensure workers’ health and safety, cleanliness and safe working conditions. The Factories Act also provides for fines to be paid and imprisonment by the manager of the factory in case of any contravention of the provisions of the Factories Act.

Workmen’s Compensation Act, 1923

The Workmen’s Compensation Act, 1923 provides that if personal injury is caused to a workman by accident during his employment, his employer would be liable to pay him compensation.

Payment of Gratuity Act, 1972

Under the Payment of Gratuity Act, 1972, an employee in a factory or any other establishment in which 20 or more than 20 persons are employed on any day during an accounting year who is in ‘continuous service’ for a period of five years notwithstanding that his service has been interrupted during that period by sickness, accident, leave, absence without leave, lay-off, strike, lock-out or cessation of work not due to the fault of the employee is eligible for gratuity upon his retirement, superannuation, death or disablement.

Payment of Bonus Act, 1965

The Payment of Bonus Act, 1965 provides that an employee in a factory who has worked for at least 30 working days in a year in a factory is eligible to be paid bonus from the ‘allocable surplus’ of the company. Contravention of the Payment of Bonus Act by a company will be punishable by proceedings for imprisonment up to six months or a fine up to Rs. 1,000 or both against those individuals in charge at the time of contravention.

Maternity Benefit Act, 1961

The Maternity Benefit Act, 1961 provides that a woman who has worked for at least 80 days in the 12 months preceding her expected date of delivery is eligible for maternity benefits, which include leave for six weeks immediately preceding the scheduled date of delivery and average daily wages for this period. Contravention of this Act is punishable by imprisonment up to one year or a fine up to Rs. 5,000 or both. The maximum period for which any woman shall be entitled to maternity benefit shall be 12 weeks.

Minimum Wages Act, 1948

The Minimum Wages Act, 1948 provides that the State Governments may stipulate the minimum wages applicable to a particular industry. Workers are to be paid for overtime at rates stipulated by the appropriate Government. Any contravention may result in imprisonment up to six months or a fine up to Rs. 5,000.

Contract Labour (Regulation and Abolition) Act, 1970

The Company is regulated by the provisions of the Contract Labour (Regulation and Abolition) Act, 1970 which requires the Company to be registered as a principal employer and prescribes certain obligations with respect to welfare and health of contract labourers.

The Employees State Insurance Act, 1948

The Employees State Insurance Act provides for certain benefits to employees in case of sickness, maternity and employment injury. The Act applies to all factories (including Government factories but excluding seasonal factories) employing ten or more persons and carrying on a manufacturing process with the aid of power or employing 20 or more persons and carrying on a manufacturing process without the aid of power and such other establishments as the Government may specify.

Every employee (including casual and temporary employees), whether employed directly or through a contractor, who is in receipt of wages up to Rs. 6,500 per month is entitled to be insured under the Act.

The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952

The Employees’ Provident Funds and Miscellaneous Provisions Act provides for the compulsory institution of contributory provident funds, pension funds and deposit linked insurance funds for employees. The act aims to ensure a retiral benefit to secure the future of the employee after retirement. The Act applies to industries employing 20 or more persons and any other class of establishments employing 20 or more persons notified by the Government.

The Payment of Wages Act, 1936

The Payment of Wages Act, 1936 is a central legislation which applies to the persons employed in the factories and to persons employed in industrial or other establishments specified in sub-clauses (a) to (g) of clause (ii) of section 2 of the Act. This Act does not apply on workers whose wages payable in respect of a wage period average Rs. 1600 a month or more. The Act has been enacted with the intention of ensuring timely payment of wages to the workers and for payment of wages without unauthorized deductions.

A worker, who either has not been paid wages in time or an unauthorized deductions have been made from his/her wages, can file a claim either directly or through a Trade Union or through an Inspector under this Act, before the Authority appointed under the Payment of Wages Act.

Environmental Regulations

Manufacturing units or plants must ensure compliance with environmental legislation, such as the Water (Prevention and Control of Pollution) Act 1974, the Air (Prevention and Control of Pollution) Act, 1981, the Environment Protection Act, 1986 and the Hazardous Wastes (Management and Handling) Rules, 1989. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards (“PCBs”), which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for setting the standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation. All Plants of the Company are required to obtain consent orders from the PCBs, which are indicative of the fact that the Plant in question is functioning in compliance with the pollution control norms. These consent orders are required to be kept renewed.

In addition, the Ministry of Environment and Forests looks into Environment Impact Assessment. The Ministry receives proposals for expansion, modernization and setting up of projects and the impact which such projects would have on the environment is assessed by the Ministry before it grants clearances for the proposed projects.

Regulation of Foreign Investment

The Foreign Exchange Management Act, 1999

Foreign investment in India is governed primarily by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”), which relates to regulation primarily by the RBI and the rules, regulations and notifications thereunder, and the policy prescribed by the Department of Industrial Policy and Promotion (“DIPP”), Government of India which is regulated by the Foreign Investment Promotion Board (“FIPB”).

The RBI, in exercise of its power under the FEMA, has notified the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000 (“FEMA Regulations”) to prohibit, restrict or regulate, transfer or issue of any security to a person resident outside India. As laid down by the FEMA Regulations, no prior consents and approvals is required from the RBI, for Foreign Direct Investment (“FDI”) under the ‘automatic route’ within the specified sectoral caps. In respect of all industries not specified as FDI under the automatic route, and in respect of investment in excess of the specified sectoral limits under the automatic route, approval may be required from the FIPB and/or the RBI.

The FDI Policy

Automatic approval for foreign equity investment up to 100% is allowed in the manufacture of automobile sector under the FDI Policy.

Regulation of Imports and Exports

Quantitative restrictions on imports into India were removed with effect from April 1, 2001, as per India’s World Trade Organization (“WTO”) obligations, and imports of capital goods and automotive components were placed under the open general license category.

In addition, the Company is also regulated by the provisions of the Customs Act, 1962 and the Central Excise Act, 1944.

CERTAIN CORPORATE MATTERS

Details of change of name of the Company

Tata Motors Limited was incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act, 1913 as Tata Locomotive and Engineering Company Limited. The name of the Company was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003.

Scheme of Amalgamation between Tata Finance Limited and the Company

The High Court of Bombay by its order dated June 24, 2005 approved the scheme of reorganization and amalgamation between Tata Finance Limited (“TFL”) and the Company under Sections 391 and 394 and other relevant provisions of the Companies Act. Pursuant to the amalgamation with the Company, all the assets and debts, outstandings, credits, liabilities, duties and obligations of TFL, subject to all encumbrances with respect to such assets, were transferred to and vested in the Company. The Company allotted shares to the shareholders of TFL in the approved ratio of eight Ordinary Shares of the face value of Rs. 10 of the Company each for every 100 equity shares of the face value of Rs. 10 each held in TFL.

Key Agreements

1.	Joint Venture Agreement between Fiat S.p.A., Fiat India Automobile Private Limited and the Company

Tata Motors Limited and Fiat Group Automobiles S.p.A., Italy, entered into a joint venture agreement dated October 11, 2006, pursuant to which they have agreed to form a joint venture company called Fiat India Automobiles Private Limited (“FIAPL”) to carry out the business of manufacture of brand specific vehicles in the Company’s plant including, distribution and servicing through a common distribution network in India. FIAPL would also export the vehicles through established respective networks and look for opportunities for a prospective import of the Fiat Auto (CBU) vehicles. The initial term of this agreement is for a period of 15 years, following which the agreement shall be automatically renewed for a further period of five years, unless terminated by the parties.

Pursuant to the terms of this agreement the parties amended the Distribution Agreement and the Service Support Agreement dated March 31, 2006 on December 14, 2007, respectively.

2.	Joint Venture Agreement between Thonburi Automotive Assembly Plant Company Limited and the Company

The Company and Thonburi Automotive Assembly Plant Company Limited (“TAAP”), have entered into a joint venture agreement dated December 18, 2006 to form a joint venture company, Tata Motors (Thailand) Limited (“TMTL”). The Company holds 70% of share holding in TMTL, the balance being held by TAAP, with the Company retaining the managing control over the joint venture company. The joint venture agreement has been incorporated to import and assemble CKD motor vehicle kits and other motor vehicle parts and components manufactured by the Company and to sell and distribute pickup trucks and small commercial vehicles under the “Tata” brand name in Thailand.

Pursuant to this agreement the Company has entered into a Brand Licensing Agreement and a Technology Collaboration Agreement with TAAP.

3.	Share Purchase and Investment Agreement entered between Hispano Carrocera S.A (HC), Investalia, S.L and the Company

The Company and Hispano Carrocera S.A (“HC”), and Investalia, S.L (“Investalia”), have entered into a share purchase agreement dated March 16, 2005. Under this agreement, HC has agreed to issue to the Company 13,452 equity shares representing 9.99% of the share capital of HC and Investalia has agreed to sell 14,811 equity shares representing 11.01% of the share capital of HC held by Investalia to the Company. Additionally, TML has the right to acquire all or part of the shares held by Investalia at any point of time.

Pursuant to this Share Purchase agreement, a Participatory Loan Agreement was entered between HC and the Company on March 16, 2005, where the Company has agreed to grant a loan to recapitalize and to fund the business of HC. Additionally, the parties have entered into two Technology Transfer Agreements dated March 16, 2005, where HC has agreed to grant the Company an exclusive, perpetual, irrevocable and royalty free license with a right to sub licence the technology it owns.

4.	Brand Usage Agreement between Tata Sons and the Company

Tata Motors Limited has entered into a Brand Equity and Business Promotion Agreement with Tata Sons Limited (“Tata Sons”) dated December 18, 1998 pursuant to which the Company can subscribe to the scheme drawn up by Tata Sons and associate itself with the “Tata” name, marks and marketing indicia in respect of its products and services. The Company is required to comply with the code of conduct framed by Tata Sons under the scheme. Under the agreement, TML has to pay an annual subscription fee to Tata Sons Limited from fiscal 1998 which is equal to 0.25% of our annual net income, provided that the subscription fee does not exceed 5% of our annual profit before tax. However, for the Fiscal 2005, 2006 and 2007, we paid an amount less than 0.25% of our annual net income as mutually agreed between Tata Sons Limited and us. The agreement commenced on January 1, 1999 and can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation.

5.	Shareholder agreement with Hitachi Construction Machinery Company Limited and Telco Construction Equipments Company Limited

The Company, Hitachi Construction Machinery Company Limited (“Hitachi”) and Telco Construction Equipment Company Limited (“Telcon”) have entered into a shareholder agreement dated January 31, 2000, pursuant to which the Company has agreed to sell to Hitachi, 20 million shares representing 20% of the share capital of Telcon, its Subsidiary. Pursuant to this agreement, the Company and Hitachi have agreed they shall at all time maintain a minimum shareholding of 51% and 15%, respectively, in Telcon.

Pursuant to this agreement, the parties have entered into another agreement dated December 9, 2005, following which the Company has agreed to sell and Hitachi has agreed to buy an additional 20 million shares representing 20% of the share capital of Telcon.

6.	Joint Venture Agreement with Marcopolo S.A., Brazil

Tata Motors Limited and Marcopolo S.A., Brazil (“Marcopolo”), have entered into a joint venture agreement dated May 5, 2006 pursuant to which they have agreed to form a joint venture company called Tata Marcopolo Motors Limited to carry on the business of developing, manufacturing and assembling buses and coaches. The joint venture company would also work to technically upgrade the process and quality of buses and coaches manufactured and assembled by its licensed franchisee units. The Company shall subscribe to 51% and Marcopolo 49% of the equity share capital of the joint venture company.

7.	Agreement for the Sale and Purchase of Jaguar and Land Rover between Ford Motor Company, JaguarLandRover Limited and Tata Motors Limited

Tata Motors Limited, Ford Motor Company and TML Holdings Limited UK (name now changed to JaguarLandRover Limited) entered an agreement dated March 25, 2008 for the sale and purchase of the shares of Jaguar Land Rover and all the Jaguar Land Rover assets. Pursuant to this agreement,

JaguarLandRover Limited has purchased Jaguar Land Rover from Ford Motor Company and Tata Motors Limited has guaranteed the due performance of all the obligations and liabilities of JaguarLandRover Limited to the seller. The transaction has been completed and consequently the agreement has been terminated.

Pursuant to the sale and purchase agreement between Ford Motors Company (“Ford”), Tata Motors Limited and JaguarLandRover Limited, agreements have been entered into by Ford to ensure the smooth transition of Jaguar Land Rover from Ford. In this regard,

1.	Long term agreements have been entered with Ford for technology sharing and joint development providing technical support across a range of technologies focussed mainly around powertrain engineering such that Jaguar Land Rover may continue to operate according to its existing business plan;

2.	Supply Agreements, ranging for a duration of seven to nine years, were entered into with Ford for (i) the long term supply of engines developed by Ford, (ii) engines developed by Jaguar Land Rover but manufactured at Ford plants and (iii) engines from Ford-PSA cooperation;

3.	Transitional Support Agreements of varying durations of up to 18 months were entered into with Ford for support in areas such as information technology, accounting and treasury services, marketing and purchasing services; and

4.	Ford Motor Credit Company (“Ford Motor Credit”) will continue to provide consumer and wholesale credit support to the dealers and customers of Jaguar Land Rover for up to 12 months in various markets following our acquisition of Jaguar Land Rover.

DIVIDENDS

The Company has been a dividend paying company and has paid dividends in each of the last five Financial Years. The following are the dividend pay outs in the last five Fiscals by the Company:

Fiscal	Dividend per Ordinary Share of Rs. 10 each (Amount in Rs.)	Total Amount (In Rs. million)*
2004	8.00	3,182.50
2005	12.50	5,171.50^
2006	13.00	5,677.80
2007	15.00	6,763.90^
2008	15.00	6,596.80

*	Inclusive of corporate dividend tax.

^	Including residual dividend.

The Company does not have a formal dividend policy. Dividend amounts are determined from year to year in accordance with the Board’s assessment of the Company’s earnings, cash flow, financial conditions and other factors prevailing at the time. The Board recommends the payment of a dividend and the shareholders at a general meeting approves the same. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their shares as on the record date for which such dividend is payable. In addition, the Board may declare and pay interim dividends. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of their shares is outstanding.

The amounts paid as dividends in the past are not necessarily indicative of the Company’s dividend policy or dividend amounts, if any, in the future.

MANAGEMENT

Board of Directors

The following table sets forth details regarding the Company’s Board of Directors as on September 15, 2008

Sr. No.	Name, Designation, Address, Occupation, Term and Date of Birth	Nationality	DIN	Age	Other Directorships

1.	Ratan N. Tata Non-Executive Chairman Address: ‘Bakhtavar’, Lower Colaba Road, Mumbai 400 005 Occupation: Business Term: Retires by rotation Date of Birth: December 28, 1937	Indian	00000001	70

•        Tata Sons Limited

•        Tata Industries Limited

•        Indian Hotels Company Limited

•        Tata Chemicals Limited

•        Tata Steel Limited

•        The Tata Power Company Limited

•        Tata Tea Limited

•        Tata AutoComp Systems Limited

•        The Bombay Dyeing & Manufacturing Company Limited

•        Tata Consultancy Services Limited

•        Tata Teleservices Limited

•        Tata Teleservices (Maharashtra) Limited

•        Hindustan Aeronautics Limited

•        Antrix Corporation Limited

•        Tata Technologies (Pte) Limited, Singapore

•        Tata International AG Zug, Switzerland

•        Tata AG Zug, Switzerland

•        Tata Limited., London, UK

•        Tata Incorporated, New York, USA

•        Tata Motors European Technical Centre, Plc, UK

•        Fiat S.p.A., Turin Italy

•        Tata America International Corporation Limited

•        Alcoa Inc., USA

•        JaguarLandRover Limited

2.	N A Soonawala Non Independent, Non-Executive Director Address: 29, Hampton Court, Opp. Colaba Post Office, Colaba Mumbai 400 005 Occupation: Professional Term: Retires by rotation Date of Birth: June 27, 1935	Indian	00005582	73	• Tata Industries Limited • Tata Investment Corporation Limited • Tata Sons Limited • The Indian Hotels Company Limited • Trent Limited

Sr. No.	Name, Designation, Address, Occupation, Term and Date of Birth	Nationality	DIN	Age	Other Directorships

3.	J J Irani Non Independent , Non-Executive Director Address: Flat No. 221, “A” Wing, NCPA Apartments, Nariman Point, Mumbai 400 021 Occupation: Professional Term: Retires by rotation Date of Birth: June 2, 1936	Indian	00311104	72

•        Tata Refractories Limited

•        TRF Limited

•        Tata Teleservices Limited

•        Tata Steel Limited

•        Repro India Limited

•        BOC India Limited

•        Electrosteel Castings Limited

•        Kansai Nerolac Paints Limited

•        Tata Sons Limited

•        Housing Development Finance Corporation Limited

•        Tata Incorporated, New York

4.	V R Mehta Independent, Non-Executive Director Address: G 12, South Extension Part II New Delhi 110 049 Occupation: Professional Term: Retires By Rotation Date of Birth: January 12, 1934	Indian	00051415	74	• Telco Constructions Equipment Company Limited • Tamil Nadu Newsprint and Paper Limited • TT Limited • Tata Motors Finance Limited • Seas Software Services Private Limited

5.	R Gopalakrishnan Non Independent, Non-Executive Director Address: Baug- E- Abbas, Flat No. 101, Captain Prakash Pethe Marg, 21/A, Cuffe Parade, Mumbai 400 005 Occupation: Professional Term: Retires By Rotation Date of Birth: December 25, 1945	Indian	00027858	62

•        Tata Chemicals Limited

•        Tata Sons Limited

•        Tata Power Company Limited

•        ICI India Limited

•        Rallis India Limited

•        Tata Teleservices Limited

•        Castrol India Limited

•        Tata Technologies Limited

•        Tata Autocomp Systems Limited

•        ABP Private Limited

•        Advanius Therapeutics Private Limited

•        IMACID S.A.

Sr. No.	Name, Designation, Address, Occupation, Term and Date of Birth	Nationality	DIN	Age	Other Directorships
6.	N N Wadia Independent, Non-Executive Director Address: “Beach House” P Balu Marg, Prabhadevi, Mumbai 400 025 Occupation: Business Term: Retires by rotation Date of Birth: February 15, 1944	Indian	00015731	64

•        The Bombay Dyeing & Manufacturing Company Limited

•        Wadia BSN India Limited

•        Gherzi Eastern Limited

•        The Bombay Burmah Trading Corporation Limited

•        Tata Steel Limited

•        Britannia Industries Limited

•        Tata Chemicals Limited

•        Atul Limited

•        Go Airlines (India) Private Limited

•        Britannia New Zealand Foods Private Limited

•        Leila Lands Sendirian Berhad. (Malaysia)

•        Naira Holdings Limited (B.V.I.)

•        Strategic Food International Company Llc, Dubai, UAE

•        Strategic Brand Holdings Company Limited (UAE)

•        Al Sallan Food Industries Company, SAOG (Oman)

•        Britannia and Associates (Dubai) Private Company Limited

7.	S M Palia Independent, Non-Executive Director Address: 16, Ruchir Bungalows, Judges Bunglows Road, Bodakdev, Vastrapur, Ahmedabad 380 054 Occupation: Professional Term: Retires by rotation Date of Birth: April 25, 1938	Indian	00031145	70	• GRUH Finance Limited • Saline Area Vitalisation Enterprises Limited • Tata Steel Limited • Al Champdany Industries Limited • The Bombay Dyeing & Manufacturing Company Limited

8.	R A Mashelkar Independent, Non-Executive Director Address: D- 4, Varsha Park, Raghunath Bunglow Baner, Pune 411 045 Occupation: Professional Term: Retires by Rotation Date of Birth: January 1, 1943	Indian	00074119	65

•        Reliance Industries Limited

•        Thermax Limited

•        Piramal Lifesciences Limited

•        Hindustan Unilever Limited

•        ICICI Knowledge Park

•        GeneMedix Biological Private Limited

•        Indigene Pharmaceuticals Private Limited

•        KPIT Cummins Infosystems Limited

9.	Nasser Munjee Independent Director, Non-Executive Director Address: Benedict Villa, House no .471, Saudevado, Chorao Island, Tiswadi, Goa 403102 Occupation: Professional Term: To be appointed at next AGM Date of Birth: November 18, 1952	Indian	00010180	55

•        HDFC Limited

•        Voltas Limited

•        Cummins India Limited

•        Ambuja Cements Limited

•        ABB Limited

•        Unichem Laboratories Limited

•        Development Credit Bank Limited

•        Bharti AXA Life Insurance Company Limited

•        Tata Chemicals Limited

•        Ciba Specility Chemicals (India) Limited

•        Indian Railway Finance Corporation

•        Apollo Health Street

•        The Shipping Corporation of India Limited

Sr. No.	Name, Designation, Address, Occupation, Term and Date of Birth	Nationality	DIN	Age	Other Directorships
10.	Subodh Bhargava Independent Director, Non-Executive Director Address: A-15/1, DLF City, Phase-I, Gurgaon 122 002 Occupation: Company Director Term: Retires by Rotation Date of Birth: March 30, 1942	Indian	00035672	66

•        Wartsila India Limited

•        Samtel Color Limited

•        Rane Engine Valves Limited

•        Carborundum Universal Limited

•        GlaxoSmithKline Consumer Healthcare Limited

•        Batliboi Limited

•        SRF Limited

•        Power Finance Corporation Limited

•        Larsen & Toubro Limited

•        Tata Steel Limited

•        TRF Limited

•        Tata Communications Limited

•        Tata Communications International Limited

11.	Ravi Kant Non Independent , Executive, Managing Director Address: A-3, Pallonji Mansion, 43 Cuffe Parade, Near President Hotel Colaba, Mumbai 400 005 Occupation: Professional Term: July 29, 2005 to June 1, 2009 Date of Birth: June 1, 1944	Indian	00016184	64

•        Tata Cummins Limited

•        TAL Manufacturing Solutions Limited

•        Voltas Limited

•        Tata Industries Limited

•        Tata Marcopolo Motors Limited

•        Tata Daewoo Commercial Vehicle Company Limited (Korea)

•        Hispano Carrocera (Spain)

•        Tata Motors European Technical Centre, PLC (UK)

•        Tata Motors (Thailand) Limited

•        Tata Precision Industries Pte. Limited (Singapore)

•        Tata Engineering Services Pte. Limited (Singapore)

•        Tata Motors (SA) Proprietary Limited

•        Fiat India Automobiles Private Limited

•        JaguarLandRover Limited

12.	P M Telang Non Independent, Executive Director Address: Flat no 313, Samudra Mahal, Dr. Annie Besant Road, Worli, Mumbai 400 018 Occupation: Professional Term: May 18, 2007 to May 17, 2012 Date of Birth: June 21, 1947	Indian	00012562	61

•        Automobile Corporation of Goa Limited

•        Tata Cummins Limited

•        Telco Construction Equipment Company Limited

•        TAL Manufacturing Solutions Limited

•        Tata Marcopolo Motors Limited

•        HV Transmissions Limited

•        HV Axles Limited

•        TML Distribution Company Limited

•        Tata Motors (Thailand) Limited

•        Tata Daewoo Commercial Vehicle Company Limited (Korea)

•        Tata Motors (SA) (Proprietary) Limited

•        Nita Company Limited

•        Fiat India Automobiles Private Limited

Brief Biographies of the Directors

Mr. Ratan N Tata (Chairman): Mr. Ratan N Tata holds a B.Sc. (Architecture) degree from Cornell University, USA and has completed the Advanced Management Program at Harvard University, USA. He joined the Tata Group in 1962 and is the Chairman of the Tata Group of Companies and Tata Sons Limited, the holding company for majority of Tata Companies. As Chairman of Tata Industries Limited since 1981, he is responsible for transforming the company into a Group strategy think-tank and a promoter of new ventures in high technology businesses. He was honoured by the Government of India with the Padma Bhushan in January 2000 and awarded an Honorary Doctorate degree in Business Administration by the Ohio State University. Mr. Tata has been on the Company’s Board since August 1981 and has spent more than 13 years in an executive capacity and is actively involved with product development and other business strategies pursued by the Company. One of his achievements include designing and developing India’s first indigenous car - the “Indica” which has been recognized as one of the strongest brands to have been created of late.

Mr. N A Soonawala: Mr. N A Soonawala is a commerce graduate from the University of Bombay and a Chartered Accountant from the Institute of Chartered Accountants of India. He has wide exposure in the field of Finance, having worked with ICICI, the World Bank and the International Finance Corporation, Washington. He joined Tata Sons Limited in 1968 and is a director of various Tata Companies and committees. Mr. Soonawala has been on the Board of the Company since May 1989.

Dr. J J Irani: Dr. Jamshed Irani obtained a B.Sc. degree from Science College, Nagpur in 1956 with a Gold Medal in Geology and a M.Sc. (Geology) degree from the Nagpur University in 1958, both with first class. He also obtained M.Met. and Ph.D. degrees from the University of Sheffield, UK, in 1960 and 1963 respectively, with a Gold Medal for the Ph.D. Thesis. In 1993, the University of Sheffield conferred upon him the honorary degree of “Doctor of Metallurgy”. In 1996, the Royal Academy of Engineering, London elected him as a foreign member and he is amongst the five Indians who have been bestowed with this honour. Dr. Irani was conferred honorary knighthood in 1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership. He is also on the boards of various Tata companies and has been on the Company’s Board as a Tata Steel Nominee since June 1993.

Mr. V R Mehta: Mr. V R Mehta holds a Bachelor of Engineering (Honours) degree and has considerable financial and project evaluation expertise, both at national and international levels. He worked as a senior expert for the Asian Development Bank, Manila and earlier held senior level positions in the Ministries of Railways and Shipping & Transport. He played a key role in financial revamping and rationalization of operations of major ports in India and participated in diplomatic missions and represented the Government in international conferences. Mr. Mehta was the founder managing director of the Dredging Corporation of India. Mr. Mehta has been and continues to be also on the boards of a number of other companies in his individual capacity or representing financial institutions or foreign companies. Mr. Mehta has been on the Board of Company since June 1998 as a representative of a financial institution. He ceased to be an Institutional Director and was appointed as an Additional Director of the Company on October 25, 2005.

Mr. R Gopalakrishnan: Mr. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the IIT, Kharagpur. He is also an executive director of Tata Sons Limited and a member of the group executive office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining the Tata Group in August 1998, Mr. Gopalakrishnan was the vice chairman of Hindustan Lever Limited. Mr. Gopalakrishnan has been a non-executive Director on the Board of the Company since December 22, 1998.

Mr. Nusli N Wadia: Educated in the UK, Mr. Wadia is the chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the chairman/trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on the Company’s Board since December 22, 1998.

Mr. S M Palia: Mr S M Palia, a B.Com., LLB., CAIIB and AIB (London) is a Development Banker by profession. He was with IDBI from 1964-1989 during which period he held various responsible positions including that of an executive director. He has also acted as an advisor to Industrial Bank of Yeman, Saana (North Yeman) and Industrial Bank of Sudan, Khartoum (Sudan) under World Bank Assistance programmes. He was also the managing director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various NGOs and Trusts. He was appointed as a Director of the Company on May 19, 2006.

Dr. R A Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist and has recently retired from the post of director general from the Council of Scientific & Industrial Research. Dr. Mashelkar is the President of Indian National Science Academy, National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honoured with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi. Dr. Mashelkar has also been elected as Fellow/Associate of Royal Society, London, National Academy of Science, USA, US National Academy of Engineering, Royal Academy of Engineering, U.K. and World Academy of Art & Science, USA. Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). Dr. Mashelkar through leadership of various organizations/ Government Committees has propagated innovation and intellectual property rights and India’s science and technology policies. He is a Padmashri (1991) and Padmabhushan (2000) winner. He was appointed as a Director of the Company on August 28, 2007.

Mr. Nasser Munjee: Mr. Munjee holds a Bachelor’s degree from Chicago and a Master’s degree from the London School of Economics, UK. His journey in financial sector began with HDFC where he served for over 20 years at various positions including as its executive director. He was the managing director of Infrastructure Development Finance Company Limited till March 2004. Presently he is the chairman of Development Credit Bank since June 2005 and is also on the board of directors of various multinational companies and trusts. Mr. Munjee is a technical advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also associated with several public and private institutions as chairman and member of the board or trustee. He was appointed as a Director of the Company on June 27, 2008.

Mr. Subodh Bhargava: Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee and retired from Eicher Group of Companies as group chairman and chief executive in March 2000. He was the past president of the Confederation of Indian Industry and the Association of Indian Automobile Manufacturers and the vice president of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology and technical and management education and is currently associated as a director of several Indian corporates, including Tata Communications Limited and Tata Steel Limited. He was appointed as a Director of the Company on June 27, 2008.

Mr. Ravi Kant: Mr. Ravi Kant holds a Bachelor of Technology degree from the Indian Institute of Technology, Kharagpur and a Masters in Science from the University of Aston, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as director of Consumers Electronics business and prior to which with LML Limited as senior executive director (marketing) and Titan Watches Limited as vice president (sales & marketing). Mr. Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited. Mr. Kant has been with the Company since July 2000 as the executive director (commercial vehicle business unit) responsible for manufacturing & marketing of the Commercial Vehicle Business Unit. He has been appointed as Managing Director of the Company effective July 29, 2005.

Mr. P M Telang: Mr. Prakash Telang holds a Bachelor’s Degree in Mechanical Engineering and a MBA from IIM, Ahmedabad. Mr. Telang has over three decades of functional expertise in the automotive industry and machinery manufacturing. After spending the first three years of his career with M/s Larsen & Toubro, he joined the Tata Group through the Tata administrative service cadre. He is responsible for product development, manufacturing, sales and marketing functions of the strategic business unit of light & small commercial vehicles. Mr. Telang has been appointed as Executive Director (Commercial Vehicles) of the Company on May 18, 2007.

Shareholding of the Directors of the Company

The following table details the shareholding of the Directors in their personal capacity as at the date of this Letter of Offer.

Name of Directors	Number of Ordinary Shares (Pre-Issue)	Number of Ordinary Shares (Post-Issue)*	Number of ‘A’ Ordinary Shares (Post-Issue)*
Ratan Tata	65,510	76,428	10,918
J J Irani	1,850	2,158	308
R Gopalkrishnan	3,750	4,375	625
S M Palia	200	233	33
P M Telang	1,120	1,306	186

*	Assuming they subscribe in full to their rights entitlement in the Issue.

Changes in the Board of Directors during the last three years

Name	Date of Appointment/ Date of Cessation	Reason for change
V Sumantaran	August 24, 2005	Resigned
S M Palia	May 19, 2006	Appointed
Helmut Petri	July 11, 2006	Resigned
P K M Fietzek	July 11, 2006	Resigned
J K Setna	July 11, 2006	Retired
P M Telang (Executive Director)	May 18, 2007	Appointed
S A Naik	July 9, 2007	Retired
R A Mashelkar	August 28, 2007	Appointed
P P Kadle	September 18, 2007	Resigned
Nasser Munjee	June 27, 2008	Appointed
Subodh Bhargava	June 27, 2008	Appointed

Borrowing Powers of our Board

In terms of the Articles of Association of the Company, the Board may, from time to time, at its discretion by a resolution passed at its meeting raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. However, if the moneys sought to be borrowed together with the moneys already borrowed (apart from temporary loans obtained from the Company’s bankers in the ordinary course of business) should exceed the aggregate of the paid-up capital of the Company and its free reserves (not being reserves set apart for any specific purpose), the Board is required to obtain the consent of the Company in general meeting prior to undertaking such borrowing.

In this regard, our Company has resolved by way of a Resolution dated July 14, 2008 through a postal ballot, that pursuant to the provisions of Section 293(1)(d) of the Companies Act the Board is authorised to borrow moneys (apart from temporary loans obtained from the bankers of the Company in ordinary course of business) from banks, financial institutions, NBFCs etc., from time to time, for the purpose of Company’s business in excess of the aggregate of the paid-up capital of the Company and its free reserves (not being reserves set apart for any specific purpose) provided that the total amount of such borrowings together with the amounts already borrowed and outstanding shall not exceed Rs. 200,000 million.

Compensation of the Directors

(A) Executive Directors

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to Managing and whole time Directors. Salary is paid within the range approved by the shareholders. Annual increments effective from April 1, each year, as recommended by the Remuneration Committee are approved by the Board. The ceiling on perquisites and allowances as a percentage of salary is fixed by the Board. Within the prescribed ceiling, the perquisites package is approved by the Remuneration Committee. The commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board of Directors at the end of the financial year based on the recommendations of the Remuneration Committee, subject to overall ceilings in accordance with Sections 198 and 309 of the Companies Act. The specific amount payable to such directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

The following tables set forth all compensation paid by the Company to the Managing and whole time Directors for the fiscal year ended March 31, 2008.

			(In Rs. Million)
Name of the Director	Salary	Perquisites and Allowances	Commission	Total
Ravi Kant	5.2	4.2	21.0	30.4
P P Kadle*	2.0	1.9	9.0	12.9
P M Telang**	2.8	1.8	14.0	18.6

*	P P Kadle resigned from the Board of Directors on September 18, 2007.

**	Part of the year

(B) Non-Executive Directors

The remuneration by way of commission to the non-Executive Directors is decided by the Board of Directors and distributed to them based on their contribution and attendance at the Board and certain Committee meetings as well as time spent on operational matters other than at the meetings. The shareholders’ have at the AGM held on July 24, 2008, approved the payment of remuneration by way of commission to the non- Executive Directors of the Company, a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Companies Act, for a period of 5 years commencing April 1, 2008. The commission is distributed amongst the Executive Directors in accordance with the directives given by the Board. A sitting fee of Rs. 20,000 for attendance at each meeting of the Board, Audit Committee, Executive Committee and Remuneration Committee and Rs. 5,000 for Investors’ Grievance Committee, Ethics & Compliance Committee and other committees is paid to its members (excluding Managing and Executive Director). The sitting fees paid/payable to the Non- Executive Directors is excluded whilst calculating the above limits of remuneration in accordance with Section 198 of the Companies Act. The Company also reimburses out-of-pocket expenses to Directors attending meetings held at a city other than the one in which the Directors reside.

Terms of appointment of the Managing Director, Mr. Ravi Kant

Mr. Ravi Kant was appointed as the Managing Director of the Company pursuant to the shareholders approval at the AGM held on July 29, 2005 for a period from July 29, 2005 to June 1, 2009 pursuant to an agreement dated August 14, 2006. Vide resolution passed at the AGM of the Company held on July 24, 2008 and supplemental agreement dated July 25, 2008 the terms of remuneration of Mr. Ravi Kant have been revised by increasing the limit of his salary from Rs. 0.50 million per month to Rs. 0.65 million per month. Currently, the Board has fixed the salary of Mr. Ravi Kant at Rs. 0.53 million per month.

The perquisites and allowances payable to Mr. Ravi Kant, according to the agreement, would include rent free residential accommodation or house rent, house maintenance and utility allowances aggregating 85% of the basic salary and allowances, leave travel concession, medical allowances, personal accident insurance, club membership fee subject to a maximum of 55% of the basic salary. The perquisites such as hospitalization, transport, telecommunication and leave encashment and contribution to provident fund, superannuation fund or annuity and gratuity funds, as per the rules of the Company are not included in the said limits. He is also entitled to and commission subject to the limits under the Act and incentive remuneration which will not exceed 200% of the salary.

Corporate Governance

There are three Board level Committees in the Company, which have been constituted and function in accordance with the relevant provisions of the Companies Act and the Listing Agreement. These are (i) Audit Committee, (ii) Share Transfer and Shareholders’/Investors’ Grievance Committee and (iii) Remuneration Committee. A brief on each Committee, its scope and its composition is given below:

Audit Committee

The Audit Committee consists of:

1.	V R Mehta (Chairman);

2.	S M Palia; and

3.	R A Mashelkar

The Audit Committee functions according to its charter, which is reviewed from time to time, that defines its powers, scope and role in accordance with the Companies Act, Listing Agreements and US regulations applicable to the Company. The major functions of the Audit Committee are, inter alia,

a.	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

•	Compliance with accounting standards and changes in accounting policies and practices;

•	Major accounting entries involving estimates based on exercise of judgment by Management;

•	Audit Qualifications and significant adjustments arising out of audit;

•	Analysis of the effects of alternative GAAP methods on the financial statements;

•	Compliance with listing and other legal requirements concerning financial statements;

•	Review Reports on the management discussion and analysis of financial condition, results of

•	Operations and the Directors’ Responsibility Statement;

•

Overseeing the Company’s financial reporting process and disclosure of its financial information, including earnings press release to ensure that the financial statements are correct, sufficient and credible; and

•	Disclosures made under the CEO and CFO certification and related party transactions to the Board and Shareholders.

b.	Reviewing with the management, external auditor and internal auditor, adequacy of internal control systems and recommending improvements to the management.

c.	Recommending the appointment/removal of the statutory auditor, fixing audit fees and approving non-audit/consulting services provided by the statutory auditors’ firms to the Company and its Subsidiaries; evaluating auditors’ performance, qualifications and independence.

d.	Reviewing the adequacy of internal audit function, coverage and frequency of internal audit, appointment, removal, performance and terms of remuneration of the chief internal auditor.

e.	Discussing with the internal auditor and senior management significant internal audit findings and follow-up thereon.

f.	Reviewing the findings of any internal investigation into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board.

g.	Discussing with the external auditor before the audit commences, the nature and scope of audit, as well as conduct post-audit discussions to ascertain any area of concern.

h.	Reviewing the Company’s financial and risk management policies.

i.	Reviewing the functioning of the Whistle-Blower and the legal compliance mechanism.

j.	Reviewing the financial statements and investments made by Subsidiary companies.

The Audit Committee had met ten times during the Fiscal 2008 and six times till August 31, 2008.

Remuneration Committee

The Remuneration Committee consists of:

1.	N N Wadia (Chairman);

2.	Ratan N Tata;

3.	N A Soonawala; and

4.	V R Mehta

The Remuneration Committee of the Company is empowered to review the remuneration of the Managing Director and the Executive Director, retirement benefits to be paid to them under the Retirement Benefit Guidelines approved by the Board and deal with matters pertaining to Employees’ Stock Option Scheme.

The Remuneration Committee had met once during the Fiscal 2008 and once till August 31, 2008.

Investors’ Grievance Committee

Investor Grievance Committee consists of:

1.	S M Palia (Chairman);

2.	R Gopalakrishnan; and

3.	Ravi Kant

The Investors’ Grievance Committee of the Board is empowered to oversee the redressal of investors’ complaints pertaining to share/debenture transfers, non-receipt of annual reports, interest/dividend payments, issue of duplicate certificates, transmission (with and without legal representation) of shares and debentures and other miscellaneous complaints. During the period April 1, 2007 to March 31, 2008 the Company received 72 complaints from shareholders/investors. During the first quarter of Fiscal 2009, the Company received 4 complaints from shareholders/investors. As of date no complaints are pending.

The Investors’ Grievance Committee met two times during the Fiscal 2008 and once till August 31, 2008 in the Fiscal 2009.

Other Committees

The Executive Committee of Board reviews capital and revenue budgets, long-term business strategies and plans, the organizational structure of the Company, real estate and investment transactions, allotment of shares and/or debentures, borrowing and other routine matters. The Executive Committee also discusses the matters pertaining to legal cases, acquisitions and divestment, new business forays and donations.

The Executive Committee of the Board formed a Donations Committee in September 2003 and a Corporate Social Responsibility Committee in January 2006, which meet from time to time to fulfill community and social responsibilities of the Company.

The Nominations Committee of the Board was constituted with the objective of identifying independent directors to be inducted on the Board from time to time and to review the constitution of the Board from time to time.

The Ethics and Compliance Committee of the Board was constituted to formulate policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading (“the Code”), take on record the monthly reports on dealings in securities by the ‘Specified Persons’ and decide penal action in respect of violations of the applicable regulations/the Code.

Key Managerial Personnel

The details of the Company’s key managerial personnel are as follows:

Name	Age	Designation	Qualifications	Previous Employment	Total Years of Experience	Date of joining	Gross Salary (Rs. million)*
Ravi Kant	64	Managing Director	Masc.-Mgmt. Tech-University of Aston, U.K., Batch (Hones.) Metallurgical	Philips India	41	February 1, 1999	31.27
P M Telang	61	Executive Director (Commercial Vehicles)	BE (Mechanical), PGDBA	Larsen & Toubro Limited	39	June 1, 1972	20.00

Name	Age	Designation	Qualifications	Previous Employment	Total Years of Experience	Date of joining	Gross Salary (Rs. million)*
Rajiv Dube	46	President (Passenger Cars)	BE (Mechanical), PGDBM	Tata Industries Limited	25	July 1, 1983	12.37
C Ramakrishnan	52	Chief Financial Officer	B.Com., CA, ICWA	Balmer Lawie & Company	28	November 27, 1980	11.03
S N Ambardekar	57	Plant Head (CVBU, Pune)	BE (Mechanical)	—	36	September 05, 1972	8.16
S B Borwankar	55	Head (Jamshedpur - Plant)	B.Tech (Mechanical)	—	34	August 02, 1974	6.95
A M Mankad	57	Head (Car Plant)	BE (Electrical)	Mahindra & Mahindra Limited	36	April 19, 2005	6.57
U K Mishra	56	Vice President (ADD and Materials- CVBU)	B.Sc Engg. (Mechanical), PGDBM	–	33	November 06, 1974	7.42
S Krishnan	53	Vice President (Commercial - PCBU)	B.Sc, DBM, AMBLM (London)	Mahindra & Mahindra Limited	32	July 15, 1996	8.83
P Y Gurav	54	Vice President (Corp. Finance - A/c and Taxation)	M.Com, ACA	Finolex Cables Limited	29	November 1, 2001	7.65
S J Tambe	50	Vice President (Human Resources)	B.Sc (Bot), MBA, Fellow (IIMA)	Mahindra & Mahindra Limited	23	August 17, 2005	9.43
R Pisharody	52	Vice President (Sales and Marketing - CVBU)	B.Tech (Electronics), PGDM (Mktng. & Info Sys)	BP Singapore Pte Limited	29	September 17, 2007	3.10
A Gajendragadkar	45	Chief Internal Auditor	BE (Electrical), CA, MMS (Finance)	Accenture India Private Limited	22	September 21, 2004	8.90

*	The remuneration of each of the Company’s key personnel for year ended March 31, 2008 and is as per the statement pursuant to section 217(2A) of the Act and the Companies (Particulars of Employees) Rules, 1975.

All the above Key Managerial Personnel are permanent employees of the Company.

Organization Structure of the Company

Shareholding of Key Managerial Personnel in the Company as on September 12, 2008

Name of Key Managerial Personnel	No. of Ordinary Shares held (Pre-Issue)
P M Telang	1,120
C Ramakrishnan	372
S N Ambardekar	289
S B Borwankar	142
A Gajendragadkar	100

Interest of Promoter, Directors and Key Managerial Personnel

Except as stated in “Related Party Transactions” on page 115 of this Letter of Offer, and to the extent of shareholding in the Company, the Promoter and Tata Companies does not have any other interest in the Company’s business.

The Non-Executive Directors of the Company may be deemed to be interested to the extent of fees payable to them for attending meetings of the Board or a Committee. The Managing Director and other Whole-time Directors may be deemed to be interested to the extent of remuneration paid to them for services rendered by them as officers of the Company. All the directors may also be deemed to be interested to the extent of commission paid to them and Ordinary Shares, if any, already held by them or their dependants and relatives in the Company, or that may be subscribed for and allotted to them, out of the present Issue in terms of the Letter of Offer and also to the extent of any dividend payable to them and other distributions in respect of the said Ordinary Shares. The Directors may also be regarded as interested in the Ordinary Shares and ‘A’ Ordinary Shares, if any, held by or that may be subscribed by and allotted to them, their relatives, dependents, companies, firms or trusts, in which they are interested as directors, members, partners and/or trustees.

The key managerial personnel of the Company do not have any interest in the Company other than to the extent of the remuneration or benefits to which they are entitled to as per their terms of appointment and reimbursement of expenses incurred by them during the ordinary course of business and to the extent of the Ordinary Shares held by them or their dependants in the Company, if any. The Company does not have any profit sharing plan for the key managerial personnel.

Loans availed by key managerial personnel from the Company as on June 30, 2008

Name	Amount Outstanding (In Rs. million)		Rate of Interest p.a.	Nature of Loan
P M Telang	1.1		4%	Company Housing Loan
S B Borwankar	0.3		4%	Company Housing Loan
	0.0	*	4%	Car Loan
U K Mishra	0.4		4%	Company Housing Loan
	0.0	*	0%	Special Loan
S Krishnan	0.0	*	0%	Special Loan
*	Represents amount less than Rs. 50,000.

Except as stated otherwise in this Letter of Offer, the Company has not entered into any contract, agreement or arrangement during the preceding two years from the date of this Letter of Offer in which the Directors are interested directly or indirectly and no payments have been made to them in respect of these contracts, agreements or arrangements or are proposed to be made to them. Except as stated otherwise in this Letter of Offer, the Company’s Directors and its key managerial personnel have not taken any loan from the Company.

Changes in the Company’s Key Managerial Personnel during the last three years

Name	Designation	Date of joining/leaving	Reasons

R T Singh	Vice President (Manufacturing) Jamshedpur	July 20, 2005	Retirement

S J Tambe	Vice President-Human Resources	August 17, 2005	Appointed

V Sumantran	Executive Director (PCBU & ERC)	August 24, 2005	Resignation

A I Rebello	Chief (Tata Motors Finance)	September 1, 2006	Transferred

R K Ghosh	Vice President (Customer Care)	February 25, 2007	Retirement

P M Telang	President CVBU	May 18, 2007	Elevated as Executive Director

Zackria Sait	Vice President (Technical Services)	June 24, 2007	Retirement

S N Ambardekar	Plant Head CVBU	July 1, 2007	Promoted

S Borwankar	Head Jamshedpur Plant	July 1, 2007	Promoted

A P Arya	President H&MCV	July 11, 2007	Transferred

P P Kadle	Executive Director (Finance & Corporate Affairs)	September 18, 2007	Transferred

C Ramakrishnan	Chief Financial Officer	September 18, 2007	Designated as CFO

Ravi Pisharody	Vice President (Sales & Marketing)	September 17, 2007	Appointed

K C Girotra	Vice President (Lucknow Works & FBV)	October 1, 2007	Retirement

Name	Designation	Date of joining/leaving	Reasons

Shyam Mani	Vice President (Sales & Marketing) -CVBU	October 15, 2007	Transferred

R S Thakur	Vice President (Managing Director’s Office)	December 28, 2007	Transferred

PROMOTER

The promoter of the Company is Tata Sons Limited.

TATA SONS LIMITED

CIN: U99999MH1917PLC000478

Tata Sons Limited was incorporated as a private limited company under the Indian Companies Act, 1913 on November 8, 1917 and currently its registered office is located at Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001. The company became a deemed public company with effect from May 1, 1975. Tata Sons Limited is the principal investment holding company of the Tata Companies and has a significant shareholding in the share capital of major operating companies which it has promoted. Amongst the company’s subsidiaries Tata Consultancy Services Limited (“TCS”), Tata Investment Corporation Limited and Tata Teleservices (Maharashtra) Limited are listed on the stock exchanges in India.

Tata Sons Limited has two operating divisions:

Tata Financial Services (“TFS”): This division provides financial advisory services related to corporate finance and restructuring, project finance and treasury and portfolio management of operating and investment companies.

Tata Quality Management Services (“TQMS”): This division is involved in creating awareness of and imparting training in the Tata Business Excellence Model (TBEM) amongst Tata companies. This is done to assist Tata companies to achieve well-defined levels of business excellence using the TBEM framework. The framework encompasses four approaches – Assurance, Assessment, Assistance and Award (the JRD QV Award).

Board of Directors

The Board of Directors of Tata Sons Limited consists of:

Sr. No.	Name	Designation

1.	Mr. Ratan N. Tata	Chairman

2.	Mr. N A Soonawala	Vice Chairman

3.	Mr. F K Kavarana	Director

4.	Mr. Syamal Gupta	Director

5.	Dr. J J Irani	Director

6.	Mr. R Gopalakrishnan	Executive Director

7.	Mr. Ishaat Hussain	Finance Director

8.	Mr. R K Krishna Kumar	Director

9.	Mr. A R Gandhi	Executive Director

10.	Mr. Alan Rosling	Executive Director

11.	Mr. Cyrus P. Mistry	Director

Change in the Board of Directors of Tata Sons Limited in the last three years

Name of Director	Date of Appointment	Date of Cessation	Reason
Mr. Cyrus P. Mistry	August 10, 2006	—	Appointment

Shareholding Pattern

The shareholding pattern of Tata Sons Limited as on August 31, 2008 is as follows:

Name	Shareholding (%)
Charitable Trusts	65.89
Tata Companies	12.86
Other Companies	18.40
Directors	0.83
Individuals	2.02
Total	100.00

Financial Performance

The summary audited financial statements for the last three years are as follows:

	(In Rs. Million, except per share data)
Particulars	Fiscal 2008	Fiscal 2007	Fiscal 2006
Share Capital* Equity	404.1	404.1	404.1
Preference	2,747.0	1,979.8	661.0
Reserves	1,55,242.3	121,231.3	92,368.5
Income	4,476.7	38,484.6	18,675.7
Profit after tax (PAT)	37,798.0	33,359.4	16,123.1
Earnings per share (EPS) (Rs)	91,155.0	82,322.0	39,782.0
Book value per share (Rs.)	275,660.0	275,660.0	212,903.0

*	The face value of the company’s equity shares is Rs. 1,000 each.

The shares of Tata Sons Limited are not listed on any stock exchange.

There have been no overdue/defaults to any banks/financial institutions.

Subsidiaries of Tata Sons Limited

S. No.	Name of the Subsidiary
1.	21st Century Infra Tele Private Limited

2.	Ahinsa Realtors Private Limited

3.	APONLINE Limited

4.	C-Edge Technologies Limited

5.	CMC Americas Inc.

6.	CMC Limited

7.	Computational Research Laboratories Limited

8.	Concept Marketing and Advertising Limited

9.	Custodia De Documentos Interes Limitada

10.	Diligenta Limited

11.	e-Nxt Financials Limited

12.	Ewart Investment Private Limited (Mauritius)

13.	Ewart Investments Limited

14.	Exegenix Canada Inc.

15.	Financial Network Services (Africa) (Pty) Limited

16.	Financial Network Services (Beijing) Company Limited

S. No.	Name of the Subsidiary
17.	Financial Network Services (Europe) plc

18.	Financial Network Services (H.K.) Limited

19.	Financial Network Services Malaysia Sdn Bhd (Under Voluntary Liquidation)

20.	Infiniti Retail Limited

21.	MP Online Limited

22.	Navinya Buildcon Private Limited

23.	Panatone Finvest Limited

24.	Pioneer Infratech Private Limited

25.	PT Financial Network Services

26.	PT Tata Consultancy Services Indonesia

27.	Syscrom S.A.

28.	Tata AG Zug

29.	Tata AIG General Insurance Company Limited

30.	Tata AIG Life Insurance Company Limited

31.	Tata America International Corporation

32.	Tata Asset Management (Mauritius) Private Limited

33.	Tata Asset Management Limited

34.	Tata Business Support Services Limited

35.	Tata Capital Limited

36.	Tata Capital Markets Limited

37.	Tata Consultancy Services (Africa) (PTY) Limited

38.	Tata Consultancy Services (China) Company Limited

39.	Tata Consultancy Services (South Africa) (PTY) Limited

40.	Tata Consultancy Services (Thailand) Limited

41.	Tata Consultancy Services Asia Pacific Pte Limited

42.	Tata Consultancy Services Belgium SA

43.	Tata Consultancy Services BPO Chile SA

44.	Tata Consultancy Services Chile S.A.

45.	Tata Consultancy Services De Espana S.A.

46.	Tata Consultancy Services De Mexico S.A., De C.V.

47.	Tata Consultancy Services Deutschland GmbH

48.	Tata Consultancy Services Do Brasil Ltda

49.	Tata Consultancy Services France SAS

50.	Tata Consultancy Services Japan Limited

51.	Tata Consultancy Services Limited

52.	Tata Consultancy Services Luxembourg S.A

53.	Tata Consultancy Services Malaysia Sdn Bhd

54.	Tata Consultancy Services Morocco SARL AU

55.	Tata Consultancy Services Netherlands BV

56.	Tata Consultancy Services Portugal Unipessoal Limitada

57.	Tata Consultancy Services Sverige AB

58.	Tata Consultancy Services Switzerland Limited

59.	Tata Housing Development Company Limited

60.	Tata Information Technology (Shanghai) Company Limited

61.	Tata Infotech (Singapore) Pte. Limited

62.	Tata Infotech Deutschland GmbH

63.	Tata International AG, Zug

S. No.	Name of the Subsidiary
64.	Tata Internet Services Limited

65.	Tata Investment Corporation Limited

66.	Tata Limited, London

67.	Tata Pension Management Limited

68.	Tata Petrodyne Limited

69.	Tata Realty and Infrastructure Limited

70.	Tata Securities Limited

71.	Tata Sky Limited

72.	Tata Teleservices (Maharashtra) Limited

73.	Tata Teleservices Limited

74.	TATASOLUTION CENTER S.A

75.	TCE Consulting Engineers Limited

76.	TCS Argentina S.A.

77.	TCS Financial Management, LLC

78.	TCS Financial Solutions Australia Holdings Pty Limited

79.	TCS Financial Solutions Australia Pty Limited

80.	TCS FNS Pty. Limited

81.	TCS Iberoamerica SA

82.	TCS Inversiones Chile Limitada

83.	TCS Italia SRL

84.	TCS Management Pty Limited

85.	TCS Solution Center S.A.

86.	TRIF Gandhinagar Projects Private Limited

87.	TRIF Hyderabad Projects Private Limited

88.	TRIF Infrastructure Private Limited

89.	TRIF Investment Management Limited

90.	TRIF Kochi Projects Private Limited

91.	TRIF Kolkata Projects Private Limited

92.	TRIF Property Development Private Limited

93.	TRIF Real Estate and Development Private Limited

94.	TRIF Realty Projects Private Limited

95.	TRIF Road Projects Private Limited

96.	TRIF Trivandrum Projects Private Limited

97.	TRIL Airport Developers Limited

98.	TRIL Constructions Limited

99.	TRIL Developers Limited

100.	Wireless TT Infoservices Limited

101.	WTI Advanced Technology Limited

Companies with which the Promoter has disassociated in the last three years:

The Promoter has not disassociated itself with any company in the last three years.

Interests of Promoter in the Company

Except as stated in “Related Party Transactions” on page 115 of this Letter of Offer, and to the extent of shareholding in the Company, the Promoter and Tata Companies do not have any other interest in the Company’s business.

Tata Companies

The Ordinary Shares are held by the Promoter through companies owned/controlled by it and trusts. For further details on the shareholding pattern of Tata Companies and other Tata entities in the Company, see “Capital Structure” on page 15 of this Draft Letter of Offer.

The ventures forming part of the Tata Companies other than the subsidiaries of Tata Sons Limited disclosed earlier include:

Sr. No.	Name of the Company
1.	Tata Steel Limited

2.	Tata Industries Limited

3.	Tata Investment Corporation of India Limited

4.	Kalimati Investment Company Limited

5.	Tata Chemicals Limited

6.	Ewart Investments Limited

7.	Tata International Limited

8.	Sir Ratan Tata Trust

9.	Sir Dorabji Tata Trust

10.	Tata Tea Limited

11.	Af-Taab Investment Limited

12.	JRD Tata Trust

13.	Tata AIG Life Insurance Company Limited

14.	Simto Investment Company Limited

15.	Lady Tata Memorial Trust

RELATED PARTY TRANSACTIONS

Related Party Information of Tata Motors Limited on a non-consolidated basis.

A.	List of Related Parties and Relationships

Subsidiaries :
Tata Technologies Limited	Tata Technologies Investments Pte. Limited, Singapore (from December 7, 2005) (Liquidated on August 17, 2007)
TAL Manufacturing Solutions Limited	Granted Revenue Sdn Bhd (Formerly known as Tata Technologies Sdn Bhd, Malaysia) (from December 7, 2005 to November 25, 2007)
H V Axles Limited	INCAT International Plc. (From October 3, 2005)
H V Transmissions Limited	INCAT Limited (From October 3, 2005)
Sheba Properties Limited	INCAT SAS (From October 3, 2005)
Concorde Motors (India) Limited (From October 21, 2004)	INCAT GmbH (From October 3, 2005)
Telco Construction Equipment Company Limited	INCAT Holdings B.V. (From October 3, 2005)
Tata Daewoo Commercial Vehicle Company Limited (From March 30, 2004)	Lemmerpoort B.V (Formerly known as INCAT Engineering Solutions B.V.) (from October 3, 2005)
Tata Motors Insurance Services Limited	INCAT K.K (From October 3, 2005)
Tata Motors European Technical Centre Plc (From September 1, 2005)	Tata Technologies iKS Inc (Formerly known as iKnowledge Solutions Inc.) (from October 3, 2005)
Tata Motors Finance Limited (Formerly known as	CADPO Asia Pte. Limited (From October 3, 2005 to November 7, 2007)
TML Financial Services Limited) (From June 1, 2006)	INCAT Systems Inc (From October 3, 2005)
Tata Marcopolo Motors Limited (From September 20, 2006)	Integrated Systems Technologies de Mexico, S.A. de C.V. (From October 3, 2005)
Tata Motors (Thailand) Limited	INCAT Solutions of Canada Inc (From October 3, 2005)
Tata Motors (SA) (Proprietary) Limited (From December 5, 2007)	Cedis Mechanical Engineering GmbH (From October 3, 2005) (Merged with INCAT GmbH w.e.f. May 15, 2007)
TML Holdings Pte. Limited, Singapore (From February 4, 2008)	INCAT (Thailand) Limited [Formerly known as Tata Technologies (Thailand) Limited] (From December 7, 2005)
TML Holdings Limited, UK (From February 6, 2008)	Tata Technologies Pte Limited, Singapore
TML Distribution Company Limited (From March 28, 2008)	INCAT Financial Services Inc. (From October 3, 2005)	(Merged with INCAT Systems Inc.
Telco Dadajee Dhackjee Limited (Upto March 31, 2005)	Tata Technologies Limited, U.S.A.	w.e.f April 1, 2006)
Suryodaya Capital and Finance (Bombay) Limited (From December 31, 2004 to March 31, 2005)	INCAT Holdings Inc. (From October 3, 2005)

Associates :
Tata AutoComp Systems Limited	Tata Sons Limited (Investing Party)
Tata Cummins Limited	Hispano Carrocera, S. A (From March 16, 2005)
Tata Precision Industries Pte. Limited	TSR Darashaw Limited (From April 1, 2005)
Tata Engineering Services Pte. Limited (Due to Common Key Management Personnel)	Tata Securities Private Limited (Upto June 25, 2007)
Nita Company Limited	Telcon Ecoroad Resurfaces Private Limited
Niskalp Investments and Trading Company Limited (Upto January 20, 2006)	Automobile Corporation of Goa Limited (From May 21, 2007)
Tata Finance Limited ( Upto October 6, 2003)	Concorde Motors Limited (Upto October 20, 2004)
Tata International Limited (Upto February 28, 2005)

Joint Venture :

Fiat India Automobiles Private Limited (From December 28, 2007)

Key Management Personnel :

Mr. Ravi Kant	Mr. V Sumantran (Upto August 24, 2005)
Mr. P P Kadle (Upto September 17, 2007)
Mr. P M Telang (From May 18, 2007)

B.	Related Party Transactions

Nature of Transaction	Financial Year (April – March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Purchases of goods	2007-08	1,226.7	22,314.6	—	23,541.3
	2006-07	601.6	17,608.8	—	18,210.4
	2005-06	914.2	12,550.3	—	13,464.5
	2004-05	68.2	9,477.8	—	9,546.0
	2003-04	61.2	7,116.3	—	7,177.5

Sale of goods (inclusive of Sales tax)	2007-08	6,132.2	1,292.5	—	7,424.7
	2006-07	6,044.2	1,145.8	—	7,190.0
	2005-06	4,339.2	967.0	—	5,306.2
	2004-05	3,297.4	1,662.6	—	4,960.0
	2003-04	185.5	3,393.9	—	3,579.4

Purchase of fixed assets	2007-08	1,113.6	1,600.8	—	2,714.4
	2006-07	685.5	—	—	685.5
	2005-06	503.4	180.0	—	683.4
	2004-05	420.8	96.1	—	516.9
	2003-04	183.5	—	—	183.5

Purchase of Investments	2007-08	198.4	—	—	198.4
	2006-07	—	—	—	—
	2005-06	—	—	—	—
	2004-05	—	—	—	—
	2003-04	—	—	—	—

Sale of fixed assets (including transfer of technology in 2007-08)	2007-08	1,826.6	—	—	1,826.6
	2006-07	577.0	—	—	577.0
	2005-06	0.4	—	—	0.4
	2004-05	1.0	—	—	1.0
	2003-04	2.6	—	—	2.6

Services received	2007-08	11,481.2	612.7	64.6	12,158.5
	2006-07	9,432.6	429.1	45.7	9,907.4
	2005-06	6,454.6	529.6	37.5	7,021.7
	2004-05	5,957.2	348.0	39.3	6,344.5
	2003-04	4,696.1	543.0	33.8	5,272.9

Services rendered	2007-08	659.5	146.2	—	805.7
	2006-07	415.7	30.0	—	445.7
	2005-06	367.8	42.4	—	410.2
	2004-05	331.3	35.5	—	366.8
	2003-04	301.1	50.0	—	351.1

Nature of Transaction	Financial Year (April – March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Finance Given (including loans and equity)	2007-08	11,002.4	7,435.0	—	18,437.4
	2006-07	9,817.9	—	—	9,817.9
	2005-06	8,920.6	—	—	8,920.6
	2004-05	3,009.9	956.6	—	3,966.5
	2003-04	3,639.1	1,451.2	—	5,090.3

Finance taken (including loans and equity)	2007-08	2,312.6	—	—	2,312.6
	2006-07	1,459.8	—	—	1,459.8
	2005-06	674.5	—	—	674.5
	2004-05	445.7	—	—	445.7
	2003-04	267.1	272.3	—	539.4

Interest/Dividend Paid/ (Received) (net)	2007-08	(1,358.0)	857.7	—	(500.3)
	2006-07	(927.5)	676.0	—	(251.5)
	2005-06	(546.6)	756.6	—	210.0
	2004-05	(244.3)	32.8	—	(211.5)
	2003-04	(110.0)	526.6	—	416.6

Amount Receivable	As at March 31, 2008	1,192.6	282.7	—	1,475.3
	As at March 31, 2007	1,050.4	87.6	—	1,138.0
	As at March 31, 2006	133.7	101.5	—	235.2
	As at March 31, 2005	403.3	156.4	—	559.7
	As at March 31, 2004	471.4	168.8	—	640.2

Bills discounted (in respect of amount receivable)	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	11.9	—	11.9
	As at March 31, 2005	—	101.8	—	101.8
	As at March 31, 2004	—	—	—	—

Provision for doubtful debts	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	—	0.1	—	0.1

Amount Payable	As at March 31, 2008	1,723.7	1,689.1	—	3,412.8
	As at March 31, 2007	1,308.1	1,145.7	—	2,453.8
	As at March 31, 2006	545.8	612.6	—	1,158.4
	As at March 31, 2005	208.9	506.6	—	715.5
	As at March 31, 2004	123.5	475.3	—	598.8

Amount Receivable (in respect of Loans, Interest & Dividend)	As at March 31, 2008	1,015.1	2,060.8	2.7	3,078.6
	As at March 31, 2007	2,621.4	412.9	2.8	3,037.1
	As at March 31, 2006	587.9	394.7	3.0	985.6
	As at March 31, 2005	277.5	396.6	3.2	677.3
	As at March 31, 2004	590.4	135.0	3.4	728.8

Nature of Transaction	Financial Year (April – March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
(Rs. in million)
Amount Payable (in respect of Loans, Interest & Dividend)	As at March 31, 2008	575.0	—	—	575.0
	As at March 31, 2007	195.8	—	—	195.8
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	—	—	—	—

Guarantees and collateral given	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	2,249.1	1,735.4	—	3,984.5

AUDITOR’S REPORT

To,

The Board of Directors,

Tata Motors Limited,

Bombay House,

24, Homi Mody Street,

Mumbai 400 001,

India.

Dear Sirs,

1.	We have examined the attached financial information of Tata Motors Limited (‘the Company’), as approved by the Board of Directors of the Company, prepared in terms of the requirements of Paragraph B of Part II of Schedule II of the Companies Act, 1956 (‘the Act’) and the Securities and Exchange Board of India (‘SEBI’) - (Disclosure and Investor Protection) Guidelines, 2000 as amended till August 28, 2008 (the ‘SEBI Guidelines’) issued by SEBI under Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications thereto and in terms of our engagement agreed upon with the Company in accordance with our engagement letter dated July 3, 2008 in connection with the proposed simultaneous but unlinked issue of Ordinary Shares and ‘A’ Ordinary Shares on a Rights basis (“Rights Issue”).

2.	Financial Information as per Audited Financial Statements

We have examined the attached ‘Summary Statement of Assets and Liabilities, as restated of Tata Motors Limited’ as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure I) and the attached ‘Summary Statement of Profit and Losses, as restated of Tata Motors Limited’ (Annexure II) for each of the years ended March 31, 2008, 2007, 2006, 2005 and 2004 together referred to herein as ‘Non-consolidated Restated Summary Statements’. These Non-consolidated Restated Summary Statements have been extracted from the financial statements of Tata Motors Limited as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 and have been approved/ adopted by the Board of Directors/ Members for those respective years. Audit for the financial years ended March 31, 2005 and 2004 was conducted by Messrs A. F. Ferguson & Co. (“AFF”) and Messrs S. B. Billimoria & Co., (“SBB”) (AFF together with SBB, the “Erstwhile Auditors”) and our opinion in so far as they relate to the amounts included in respect of these years are based solely on the reports submitted by them. The financial statements of the Company as at and for the year ended March 31, 2008, 2007 and 2006 have been audited by us. Based on our examination of these Non-consolidated Restated Summary Statements, we state that:

i.	The ‘Non-consolidated Restated Summary Statements’ have to be read in conjunction with the ‘Significant Accounting Policies and Notes to the Summary Statements of Assets and Liabilities, Summary Statement of Profit and Loss and Cash Flow Statement, as restated of Tata Motors Limited given in Annexure IV to this report.

ii.	The restated profits have been arrived after adjusting for the changes in accounting policies retrospectively in respective financial years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

iii.	The restated profits have been arrived at after making such adjustments and regroupings as in our opinion are appropriate in the year to which they relate and are described under note [B] appearing in Annexure IV to this report;

iv.	There are no extra ordinary items that need to be disclosed separately in the Non-consolidated Restated Summary Statements.

v.	There are no qualifications in the auditors’ report on the financial statements that require adjustments to the Non-consolidated Restated Summary Statements.

3.	Other Financial Information

We have also examined the following financial information relating to the Company as at and for the financial years ended March 31, 2008, 2007, 2006, 2005 and 2004 approved by the Board of Directors and annexed to this report:

a.	Statement of Cash Flows, as restated for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure III);

b.	Significant Accounting Policies adopted by the Company and notes to the Restated Summary Statements and Cash Flow Statement (Annexure IV);

c.	Details of Secured and Unsecured Loans as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure V)

d.	Details of Sundry Debtors as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure VI)

e.	Details of Loans and Advances as at March 31, 2008, 2007, 2006, 2005 and 2004, (Annexure VII)

f.	Details of Investments as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure VIII)

g.	Details of Deferred Tax as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure IX)

h.	Details of Dividend and Other Income for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure X)

i.	Details of Dividends Paid for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XI)

j.	Statement of Tax Shelter for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XII)

k.	Accounting Ratios relating to earnings per share, net asset value and return on net worth (Annexure XIII)

l.	Capitalisation Statement as at March 31, 2008 (Annexure XIV)

m.	Related Party Information as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XV)

4.	Based on our examination of the financial information of the Company attached to this report, we state that in our opinion, the ‘Non-consolidated Restated Summary Statements’ and ‘Other Financial Information’ mentioned above, as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 have been prepared in accordance with Paragraph B of Part II of Schedule II of the Act and the SEBI Guidelines.

5.	This report should not, in any way, be construed as a reissuance or re-dating of any of the previous audit reports nor should this be construed as a new opinion on any of the financial statements referred to herein.

6.	This report is intended solely for use of the management and for inclusion in the Letter of Offer, in connection with the proposed simultaneous but unlinked issue of Ordinary Shares and ‘A’ Ordinary Shares on a Rights basis, to the existing shareholders of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Deloitte Haskins & Sells

Chartered Accountants

M. S. Dharmadhikari

Partner

(Membership No. 30802)

Place: Mumbai

Dated: September 15, 2008

Annexure I

Summary Statement of Assets and Liabilities, as restated of Tata Motors Limited

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
A	Fixed Assets
	[Refer Annexure IV, C-(13)]
	Gross Block	108,447.0	87,896.7	79,715.5	66,119.5	59,854.0
	Less: Depreciation	54,294.2	48,676.0	43,899.5	34,531.5	30,236.9

	Net Block	54,152.8	39,220.7	35,816.0	31,588.0	29,617.1
	Less: Revaluation Reserve
	[Refer Annexure IV, C-(3) (d)]	255.1	259.5	263.9	—	—

	Net Block after adjustment for Revaluation Reserve	53,897.7	38,961.2	35,552.1	31,588.0	29,617.1
	Capital Work-in-Progress	50,708.8	25,192.4	9,511.9	5,388.4	2,860.9

	Total	104,606.5	64,153.6	45,064.0	36,976.4	32,478.0

B	Investments	49,102.7	24,770.0	20,151.5	29,120.6	30,814.4
C	Current Assets, Loans and Advances
	Interest accrued on investments	8.6	59.4	61.6	61.2	0.3
	Inventories	24,218.3	25,009.5	20,122.4	16,013.6	11,474.4
	Sundry Debtors	11,307.3	7,821.8	7,166.0	7,985.8	6,077.6
	Cash and Bank Balances	23,973.1	8,267.6	11,194.3	20,050.4	7,704.9
	Loans and Advances	44,384.3	63,884.0	57,914.5	27,226.7	11,412.1

	Total	103,891.6	105,042.3	96,458.8	71,337.7	36,669.3

D	Liabilities and Provisions
	Secured Loans	24,619.9	20,220.4	8,227.6	4,898.1	9,426.5
	Unsecured Loans	38,185.3	19,871.0	21,140.8	20,056.1	3,171.2
	Deferred Tax Liability (Net)	8,919.4	6,985.7	5,118.0	4,516.9	4,950.8
	Current Liabilities	86,775.1	63,636.8	58,937.4	54,747.7	42,254.2
	Provisions	19,894.3	13,643.2	12,390.5	11,604.8	4,793.5

	Total	178,394.0	124,357.1	105,814.3	95,823.6	64,596.2

E	Net Worth (A + B + C - D)	79,206.8	69,608.8	55,860.0	41,611.1	35,365.5

F	Represented by
	Share Capital	3,855.4	3,854.1	3,828.7	3,617.9	3,568.3
	Reserves and Surplus	75,667.0	66,115.1	52,436.4	38,174.8	32,019.1
	Less: Revaluation Reserve	255.1	259.5	263.9	—	—
	Less: Miscellaneous Expenditure (to the extent not written off or adjusted)	60.5	100.9	141.2	181.6	221.9

	Net Worth	79,206.8	69,608.8	55,860.0	41,611.1	35,365.5

The accompanying Significant Accounting Policies and Notes (Annexure IV) are an integral part of this statement.

Annexure II

Summary Statement of Profit and Losses, as restated of Tata Motors Limited

	For the Year Ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Income
Sale of products and other income from operations [Refer Annexure IV, C-(10)]	330,939.3	318,194.8	240,207.7	205,279.6	154,573.4
Less: Excise Duty	43,631.1	43,494.5	33,479.4	30,359.8	22,984.7

Net Sales	287,308.2	274,700.3	206,728.3	174,919.8	131,588.7
Dividend and other income	4,831.8	2,451.9	2,987.7	1,660.9	589.0

Total	292,140.0	277,152.2	209,716.0	176,580.7	132,177.7

Expenditure
Consumption of raw materials, components and Purchase of products for sale	201,901.9	193,749.3	142,638.6	119,294.8	83,365.1
Processing charges	8,514.3	8,237.9	6,257.0	5,556.6	3,885.9
Payments to and provisions for employees	15,445.7	13,680.9	11,471.7	10,435.2	8,870.6
Expenses for manufacture, administration and selling	42,808.4	35,827.9	25,870.1	20,934.0	17,403.2
Changes in Stock-in-trade and Work-in-progress	404.8	(3,496.8)	(2,569.1)	(1,440.0)	1,419.8
Expenditure transferred to Capital and Other Accounts	(11,314.0)	(5,770.5)	(3,088.5)	(2,181.3)	(1,338.9)

Total	257,761.1	242,228.7	180,579.8	152,599.3	113,605.7

Profit before Depreciation, Interest, Exceptional Items and Tax	34,378.9	34,923.5	29,136.2	23,981.4	18,572.0
Product development expenditure	643.5	850.2	737.8	671.2	516.4
Depreciation and amortisation	6,523.1	5,862.9	5,209.4	4,501.6	3,826.0
Interest and Discounting charges (net of interest income and interest capitalised) [Refer Annexure IV, C-(11)]	2,823.7	3,130.7	2,263.5	1,541.5	1,612.6

Profit before Exceptional Items and Tax	24,388.6	25,079.7	20,925.5	17,267.1	12,617.0
Exceptional Items
Exchange gain / (loss) [(net) on revaluation of foreign currency borrowings, deposits and loans given]	1,376.1	652.1	(391.7)	(748.1)	306.4

Profit before Tax	25,764.7	25,731.8	20,533.8	16,519.0	12,923.4
Tax Expense [Refer Annexure IV, C-(12) (i)]	(5,475.5)	(6,597.2)	(5,245.0)	(4,149.5)	(4,820.0)

Net Profit after Tax (Before Adjustments)	20,289.2	19,134.6	15,288.8	12,369.5	8,103.4
Effect of changes in Significant Accounting Policies:
Adjustments to Profit before Tax	(105.0)	320.3	301.5	(95.5)	240.7
Tax on Adjustments [Refer Annexure IV, C-(12) (ii)]	35.6	(47.4)	(101.4)	24.6	(119.1)

Adjusted Net Profit after Tax, as restated (C/F)	20,219.8	19,407.5	15,488.9	12,298.6	8,225.0

	For the Year Ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Balance brought forward from previous year	10,301.9	7,658.3	5,546.6	3,419.5	877.0
Less: Arrears of preference dividend pertaining to erstwhile Tata Finance Ltd. (including tax)	—	—	199.4	—	—

Amount available for Appropriation, as restated	30,521.7	27,065.8	20,836.1	15,718.1	9,102.0

Appropriations
Interim Dividend	—	—	—	—	1,399.5
Tax on Interim Dividend	—	—	—	—	179.3
Proposed Dividend	5,784.3	5,780.7	4,979.4	4,521.9	1,421.6
Tax on Proposed Dividend	812.5	982.5	698.4	634.2	182.1
Residual dividend paid for F Y 2003-04 (including tax)	—	—	—	15.4	—
Residual dividend paid for F Y 2005-06 (including tax)	—	0.7	—	—	—
General Reserve	10,000.0	10,000.0	7,500.0	5,000.0	2,500.0
Balance carried to Balance Sheet, as restated	13,924.9	10,301.9	7,658.3	5,546.6	3,419.5

Total	30,521.7	27,065.8	20,836.1	15,718.1	9,102.0

Note:

The accompanying Significant Accounting Policies and Notes are an integral part of this statement. Please refer Annexure IV, B, Significant Changes in Accounting Policies for which effects have been given in the above statement.

Annexure III

Statement of Cash Flows, as restated of Tata Motors Limited

		For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
A.	Cash flow from Operating Activities
	Adjusted Net Profit after tax	20,219.8	19,407.5	15,488.9	12,298.6	8,225.0
	Adjustments for:
	Depreciation (including Lease Equalisation adjusted in income)	6,606.6	5,655.1	5,120.5	4,490.3	3,826.0
	(Profit) / Loss on sale of assets (net)	(205.6)	(146.4)	(56.0)	(0.3)	87.3
	Profit on sale of investments (net)	(1,686.2)	(354.8)	(1,776.4)	(479.4)	(138.2)
	Income from transfer of Technology	(1,694.0)	—	—	—	—
	(Reversal of provision) / Provision for diminution in value of investments (net)	(629.3)	10.9	(96.9)	96.7	483.0
	Reversal of provision for inter corporate deposits (net)	(7.7)	—	—	—	—
	Gain on transfer of activity relating to financing of Construction Equipment	(300.0)	—	—	—	—
	Wealth tax	(3.0)	6.5	4.3	5.5	5.5
	Tax expense	5,439.9	6,644.6	5,346.4	4,124.9	4,939.1
	Interest and discounting charges (net of dividend)	307.4	1,033.6	1,148.8	360.0	1,161.8
	Exchange differences	(486.8)	(772.0)	326.5	(88.4)	(310.6)
	Employee Separation Cost	40.4	40.3	40.4	40.3	45.6

	Operating Profit before Working Capital changes	27,601.5	31,525.3	25,546.5	20,848.2	18,324.5
	Adjustments for:
	Trade and other receivables	(4,908.7)	(3,773.8)	(3,304.1)	(1,275.7)	38.4
	Inventories	791.2	(4,887.1)	(4,108.8)	(4,519.3)	118.5
	Trade and other payables	20,763.2	5,921.9	1,771.8	12,182.3	11,640.2

		16,645.7	(2,739.0)	(5,641.1)	6,387.3	11,797.1
	Vehicle loans and hire purchase receivables	20,468.0	(1,781.1)	(17,730.6)	(10,658.8)	(2,643.1)
	Miscellaneous expenditure (to the extent not written off or adjusted) incurred during the year	—	—	—	—	(267.5)

		37,113.7	(4,520.1)	(23,371.7)	(4,271.5)	8,886.5

	Cash generated from operations	64,715.2	27,005.2	2,174.8	16,576.7	27,211.0
	Direct taxes refund / (paid) (net)	(2,970.2)	(4,903.9)	(4,385.1)	(4,071.8)	5.7

	Net Cash generated from / (used in) Operating Activities	61,745.0	22,101.3	(2,210.3)	12,504.9	27,216.7

B.	Cash Flow from Investing Activities
	Purchase of fixed assets	(44,112.6)	(24,611.9)	(11,234.9)	(8,174.7)	(2,889.7)
	Sale of fixed assets	393.2	951.5	140.4	38.2	155.8
	Proceeds from transfer of Technology	1,694.0	—	—	—	—
	Proceeds from transfer of activity relating to financing of Construction Equipment	2,106.1	—	—	—	—
	Loans to associates and subsidiaries	(533.4)	—	(77.4)	(5,096.6)	—
	Advance against investments in subsidiary and associate	(0.5)	—	—	—	(246.7)
	Investments in subsidiary companies	(6,644.4)	(5,616.4)	(2,066.5)	(1,245.2)	(2,800.4)
	Investments in associate companies	(919.1)	—	—	(233.4)	—
	Investments in joint venture	(6,015.9)	—	—	—	—
	Investments in Mutual Fund (made) / sold (net)	(6,827.2)	1,371.7	8,486.0	4,912.4	(14,909.5)
	Decrease / (Increase) in Investments in retained interests in securitisation transactions	142.6	(286.6)	914.7	595.8	(524.6)

		For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	Investments – others	(4,212.6)	(67.5)	(300.0)	(3,146.3)	(353.1)
	Refund of acquisition tax	—	—	—	42.9	—
	Refund from escrow account	—	—	33.4	—	—
	Sale of investments in subsidiary companies	1,642.5	—	2,065.9	—	250.0
	Sale of investments in associate company	183.9	—	—	—	—
	Sale / redemption of investments – others	1,063.7	345.0	130.2	1,150.3	143.1
	Interest received	1,281.8	412.0	791.7	466.5	405.6
	Dividend / Income on investments received	1,446.7	2,076.3	1,081.0	1,181.5	450.8
	Receipt of Long Term Inter-corporate deposits	269.2	—	—	—	—
	Decrease / (Increase) in short term Inter-corporate deposits	1,823.4	(2,625.1)	24.9	(57.1)	(111.9)

	Net Cash used in Investing Activities	(57,218.6)	(28,051.0)	(10.6)	(9,565.7)	(20,430.6)

C.	Cash Flow from Financing Activities
	Proceeds from issue of Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS) (net of issue expenses)	19,699.9	—	4,449.9	17,315.0	4,491.4
	Stamp duty on FCCN conversion	(0.1)	(0.9)	(3.7)	—	—
	Premium on redemption of debentures	—	—	—	(118.6)	(371.4)
	Proceeds from long term borrowings	28,277.0	17,839.2	10.0	985.4	4,477.0
	Repayment of long term borrowings	(28,312.4)	(8,142.6)	(5,618.1)	(4,993.6)	(7,122.0)
	Payment of premium on long term forward contracts	—	(30.7)	—	—	—
	Increase / (Decrease) in short term loans (net)	4,054.8	2,738.0	847.7	(547.7)	27.4
	Proceeds from issue of shares	—	—	—	718.1	2,342.1
	Dividend paid (including Dividend distribution tax)	(6,749.1)	(5,667.0)	(5,141.6)	(1,653.9)	(2,986.1)
	Interest paid [Note (i)]	(5,645.5)	(3,700.2)	(3,096.9)	(2,229.1)	(2,367.5)

	Net Cash from Financing Activities	11,324.6	3,035.8	(8,552.7)	9,475.6	(1,509.1)

	Net Increase / (Decrease) in Cash and cash equivalents (A + B + C)	15,851.0	(2,913.9)	(10,773.6)	12,414.8	5,277.0
	Cash and cash equivalents (Opening Balance)	8,267.6	11,194.3	20,050.4	7,704.9	2,453.5
	Cash and bank balance taken over on amalgamation of Tata Finance Ltd, Telco Dadajee Dhackjee Ltd and on merger of spare parts division of Tata Motors Insurance Services Ltd (formerly known as Concorde Motors Ltd)	—	—	1,946.5	6.3	—
	Less: Exchange difference on FCCN / CARS proceeds kept outside India and on foreign currency bank balances	(145.5)	(12.8)	(29.0)	(75.6)	(25.6)
	Cash and cash equivalents (Closing Balance) [Note (ii) ]	23,973.1	8,267.6	11,194.3	20,050.4	7,704.9
	Notes:
(i)	Including discounting charges paid	2,760.9	1,619.3	1,677.4	1,465.1	1,132.0
(ii)	Breakup of Cash and Cash Equivalents:
	(a) Cash on hand	20.0	27.6	68.0	13.0	9.7
	(b) Current Accounts with Scheduled Banks	7,481.4	5,330.2	3,208.6	3,439.6	4,715.9
	(c) Short Term Deposits with Scheduled Banks *	11,225.8	1.8	5,089.0	15,841.9	2,405.0
	(d) Margin Money / Cash Collateral	5,245.9	2,908.0	2,828.7	755.9	574.3

		23,973.1	8,267.6	11,194.3	20,050.4	7,704.9

	* Includes unutilised proceeds from FCCN / CARS issue including interest thereon	11,224.0	—	4,407.2	11,568.5	541.0

ANNEXURE IV

Significant Accounting Policies and Notes to the Summary Statement of Assets and Liabilities, Summary Statement of Profit and Losses and Cash Flow Statement, as restated of Tata Motors Limited

A.	Significant Accounting Policies:

(a)	Revenue Recognition

The Company recognises revenue on the sale of products when the products are delivered to the dealer / customer or when delivered to the carrier for export sales, which is when risks and rewards of ownership pass to the dealer / customer.

Sales are net of discount and inclusive of income from services, excise duty, transfer of technology relating to automotive products, export and other incentives and exchange fluctuations relating to export receivables.

(b)	Depreciation

(i)	Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of :

•	Leasehold Land – amortised over the period of the lease

•	Technical Know-how – at 16.67% (SLM)

•	Laptops – at 23.75% (SLM)

•	Cars – at 23.75% (SLM)

•	Assets acquired prior to April 1, 1975 – on Written Down Value basis at rates specified in Schedule XIV to the Companies Act, 1956.

•	Capital assets, the ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.

•	Software in excess of Rs. 25,000 is amortised over a period of sixty months or on the basis of estimated useful life whichever is lower.

(ii)	Assets given on lease as on March 31, 2000, acquired upon amalgamation of Tata Finance Ltd., are depreciated at rates specified in Schedule XIV to the Companies Act, 1956. The difference between the depreciation charge as computed using the Internal Rate of Return (IRR) implicit in the lease, to ensure capital recovery over the primary lease period, and the charge as disclosed for the year, is reflected in the lease equalisation account.

(iii)	In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c)	Fixed Assets

(i)	Fixed assets are stated at cost of acquisition or construction less accumulated depreciation / amortisation. All costs relating to the acquisition and installation of Fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of qualifying assets, upto the date the asset / plant is ready for intended use.

(ii)	The product development cost incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets [included in the fixed assets] and are amortised over a period of 36 months to 120 months or on the basis of actual production to planned production volume over such period after commencement of the commercial production of the underlying product.

(iii)	Software not exceeding Rs. 25,000 and product development costs relating to minor product enhancements, facelifts and upgrades are charged off to the profit and loss account as and when incurred.

(d)	Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases, except for those stated in b (ii) above, are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e)	Transactions in Foreign Currencies

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange difference arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of liabilities for the acquisition of Fixed Assets from a country outside India and liabilities incurred prior to April 1, 2004, where such exchange difference is adjusted in the carrying cost of fixed assets.

Premium or discount on forward contracts is amortised over the life of such contracts and is recognised as income or expense, except in respect of liabilities for the acquisition of Fixed Assets incurred prior to April 1, 2004, where such amortisation is adjusted to carrying cost of Fixed Assets. Foreign currency options are stated at fair value as at year end.

(f)	Product Warranty Expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidence based on corrective actions on product failures.

(g)	Income on Vehicle Loan / Hire-Purchase Income / Finance Income from Lease

Interest income from hire purchase and loan contracts and finance income in respect of vehicles and income from plant given on lease, are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract. The Company provides an allowance for hire purchase and loan receivables that are in arrears for more than 11 months, to the extent of an amount equivalent to the outstanding principal and amounts due but unpaid. In respect of loan contracts that are in arrears for more than 6 months but not more than 11 months, allowance is provided to the extent of 10% of the outstanding and amount due but unpaid.

(h)	Sale of Vehicle Loans

The Company sells Vehicle Loans to Special Purpose Entities (“SPE”) / direct assignments in securitisation transactions. Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities, cash collateral and bank guarantees.

The loans are derecognised in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of loans are recognised in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests.

(j)	Inventories

Inventories of raw materials and components, work-in-progress and stock-in-trade are valued at the lower of cost and net realisable value.

Cost is ascertained on a moving weighted average / monthly moving weighted average basis. The cost of work-in-progress and finished goods is determined on full absorption cost basis.

(k)	Employee Benefits

(i)	Gratuity

The Company has an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company makes annual contributions to gratuity fund established as trust. The Company accounts for the liability for gratuity benefits payable in future based on an independent actuarial valuation.

(ii)	Superannuation

The Company has two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. The Company accounts for the liability for superannuation benefits payable in future under the plan based on an independent actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

The Company maintains a separate irrevocable trust for employees covered and entitled to benefits. The Company contributes up to 15% of the eligible employees’ salary to the trust every year. The Company recognises such contributions as an expense when incurred. The Company has no further obligation beyond this contribution.

(iii)	Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the Company’s Medical Board. The monthly payment to dependents of the deceased / disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. The Company accounts for the liability for BKY benefits payable in future based on an independent actuarial valuation.

(iv)	Post-retirement Medicare Scheme

Under this scheme, employees get medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. The liability for post-retirement medical scheme is based on an independent actuarial valuation.

(v)	Provident fund

The eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions as specified under the law are paid to the provident fund and pension fund set up as irrevocable trust by the Company or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The Company is generally liable for annual contributions and any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognises such contributions and shortfall, if any, as an expense in the year incurred.

(vi)	Compensated absences

The Company provides for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilised leave at each balance sheet date on the basis of an independent actuarial valuation.

(l)	Investments

Long term investments are stated at cost less other than temporary diminution in value, if any. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, determined on a portfolio basis.

(m)	Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income Tax Act, 1961. Current tax includes Fringe benefit tax.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n)	Redemption premium / discount on Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS)

Premium payable on redemption of FCCN / CARS as per the terms of issue is provided fully in the year of issue by adjusting against the Securities Premium Account (SPA) (net of deferred tax). Any changes to this premium payable on account of conversion or exchange fluctuation is also adjusted in the SPA (net of deferred tax). Discount on redemption of FCCN, if any, will be recognised on redemption.

(o)	Business Segments

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment. Further, there is no reportable secondary segment i.e. Geographical Segment.

(p)	Miscellaneous Expenditure (to the extent not written off or adjusted)

Cost under individual Employee Separation Schemes are amortised over periods between 24 and 84 months depending upon the estimated future benefit.

B.	Significant Changes in Accounting Policies:

(a)	From the year 2003-04, consequent to the Accounting Standard on ‘Intangible Assets’ (AS 26) becoming applicable, expenditure on product development which was earlier classified as deferred revenue expenditure and amortised on systematic basis, is being accounted in accordance with the said Standard. Accordingly,

(i)	Product development cost on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets.

(ii)	Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) are being charged off to Profit and Loss Account.

(b) (i)	From the year 2004-05, premium payable on redemption of FCCN / CARS has been fully provided in the year of issuance, in view of the Accounting Standard - AS 29 “Provisions, Contingent Liabilities and Contingent Assets” becoming applicable, as against the earlier practice of providing such premium on a pro-rata basis over the maturity period of such instrument. As per the policy followed by the Company, such premium is debited to Securities Premium Account (SPA). For the purpose of these statements, the premium payable has been fully provided in the year of issuance for earlier years, against SPA. This adjustment has no effect on Profit and Loss Account.

(ii)	Consequent to the clarification issued by The Institute of Chartered Accountants of India, premium payable on redemption of FCCN/ CARS is recognised net of tax in SPA. The effect of the clarification has been accounted in respective years.

(c)	In the year 2006-07, consequent to revision of Accounting Standard - AS 15 “Employee Benefits”, the Company has adopted the revised accounting standard effective April 1, 2006. The transitional impact upto March 31, 2006 which was adjusted to General Reserve as per the revised AS 15, has been reversed to the respective earlier years.

(d)	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of liabilities for the acquisition of imported assets are recognised in the profit and loss account against the earlier requirement of adjusting these to the carrying cost of such fixed assets except for such differences in respect of liabilities incurred prior to April 1, 2004, accordingly these exchange differences, which were earlier included in Fixed Assets have been recognised in the Profit and Loss Account in respective years.

(e)	In the year 2007-08, the Company has changed the amortisation period having regard to the nature of the new vehicle platform / products under development and accordingly new vehicle platforms and products are being amortised over a period of 36 months to 120 months against the amortisation period of 36 months followed in the previous years. The effect of this policy has been adjusted to the respective earlier years.

(f)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts for highly probable forecasted transactions as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement. Accordingly, all such contracts outstanding as on March 31, 2008 are marked to market.

Summary of the effect of changes in significant accounting policies and other changes credited / (debited) to the Profit and Loss Account:

		Particulars	2008	2007	2006	2005	2004
			(Rs. in million)
(i	)	Product Development Expenditure (Note B (a))	—	—	—	—	300.6
(ii	)	Employee benefits (Note B (c))	—	—	180.5	(79.1)	(6.0)
(iii	)	Exchange difference - Fixed Assets (Note B (d))	—	181.7	—	—	—
(iv	)	Amortisation of product development cost (net) (Note B (e))	(128.4)	170.0	104.3	11.3	—
(v	)	Valuation of forward contracts at marked to market as per AS 30 (Note B f))	23.4	(31.4)	16.7	(27.7)	(84.1)
(vi	)	Short / excess debit / credit prior year	—	—	—	—	30.2

			(105.0)	320.3	301.5	(95.5)	240.7
		Tax effect on adjustments	35.6	(47.4)	(101.4)	24.6	(119.1)

Deferred tax effect as per (Note B (b) (ii)) credited / (debited) in respective years to the Reserves and Surplus:

Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Deferred tax on Premium (including exchange difference) on Redemption of FCCN	(74.8)	(37.5)	15.4	926.6	61.6

Summary of the effect of changes in significant accounting policies and other changes credited / (debited) to the Reserves and Surplus as on March 31, 2003:

Particulars			Impact prior to April 1, 2003
			(Rs. in million)
(i	)	Product Development Expenditure (Note B (a))	(300.6)
(ii	)	Employee benefits (Note B (c))	(309.4)
(iii	)	Short / excess debit / credit prior year	(30.2)

			(640.2)
		Tax effect on adjustments	280.1

C.	Notes :

(1)	The Summary Statement of Profit and Losses from the year ending March 31, 2006 includes the result of amalgamated / merged entities as explained in Note (2) and (3), below and hence the Profit and Losses for the earlier periods are not comparable to that extent.

(2)	Amalgamation of Tata Finance Ltd. (TFL) :

In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 28, 2005, of Hon’ble High Court of Judicature at Mumbai, Tata Finance Ltd. (TFL) whose core business was providing finance for commercial vehicles, passenger cars and construction equipments was amalgamated with the Company with effect from April 1, 2005. Principal terms of the amalgamation were as follows:

(a)	the assets, liabilities, rights and obligations of TFL were vested in the Company with effect from April 1, 2005 and were recorded at their respective carrying values under the pooling of interest method of accounting for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in (c) below.

(b)	14,504,949 Equity Shares of Rs.10 each of the Company were issued as fully paid-up to the holders of 181,311,857 Equity Shares of TFL, in the ratio of 8 Shares of the Company of Rs.10 each for every 100 Shares of TFL of Rs.10 each, without payment being received in cash.

(c)	the debit balance of Rs. 1,047.5 million remaining in the Profit and Loss Account of TFL was transferred to General Reserves and an amount of Rs. 204.7 million (net of deferred tax) was adjusted to the General Reserves to ensure uniform set of accounting policies, in respect of some of the items of TFL.

(d)	the reserves of TFL were incorporated in the Company’s books of account as reduced by Rs. 599.3 million towards cost of investments of the Company in the Equity Shares of TFL.

(e)	the Preference Share Capital of TFL of Rs. 1,500.0 million was fully adjusted against the investments of the Company in the said Capital.

(f)	the difference of Rs. 1,853.0 million between the amounts recorded as Equity Share Capital to be issued to TFL shareholders and the amount of the Equity Share Capital of TFL was credited to the General Reserve of the Company.

(g)	Arrears of dividend on cumulative preference shares of TFL was provided from the brought forward profits of the Company.

(3)	Amalgamation of Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital Finance (Bombay) Ltd (SCFL) :

In terms of the Scheme of Amalgamation (Scheme) sanctioned by Order dated June 29, 2005, of Hon’ble High Court of Judicature at Mumbai, Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital Finance (Bombay) Ltd (SCFL), both 100% subsidiaries of the Company as on March 31, 2005, were amalgamated with the Company with effect from April 1, 2005. In accordance with the said Scheme:

(a)	the assets, liabilities, rights and obligations of TDDL and SCFL were vested in the Company with effect from April 1, 2005 and were recorded at their respective carrying values under the pooling of interest method of accounting for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in (b) below.

(b)	the credit balance of Rs. 6.6 million remaining in the Profit and Loss Account of TDDL and the debit balance of Rs. 0.1 million of SCFL was transferred to General Reserves of the Company and an amount of Rs. 0.8 million was adjusted to the General Reserves to ensure uniform set of accounting policies, in respect of some of the items of TDDL.

(c)	the paid up share capital of TDDL and SCFL of Rs. 6.5 million and Rs. 0.5 million respectively were adjusted against the cost of investment of the Company in the equity share capital of TDDL and SCFL respectively, and the balance cost of investment of Rs. 446.1 million and Rs. 7.7 million of the Company in the equity share capital of TDDL and SCFL respectively, were adjusted against the reserves of the Company as under :

•	Securities Premium Rs. 115.6 million (TDDL)

•	General Reserves Rs. 338.2 million

(d)	the Special Reserve (created pursuant to section 45 IC of the RBI Act, 1934) of Rs. 12.7 million and the Revaluation Reserve of Rs. 268.2 million were recorded in the Company’s books in the same form.

(4)	Effective November 1, 2004, the spares part division of Tata Motors Insurance Services Ltd (formerly known as Concorde Motors Ltd) was merged with the Company.

(5)	In the year 2005-06, the Company diluted its shareholding in its subsidiary Telco Construction Equipment Company Ltd (TELCON) from 79.75% to 59.75%. As a result of this transaction, the Company earned a profit of Rs. 1,643.0 million.

(6)	During the year 2007-08, the Company sold 15% of its shareholding in its subsidiaries HV Axles Ltd and HV Transmissions Ltd, thereby reducing its stake in these subsidiaries from 100% to 85%. As a result of these transactions, the Company earned a profit of Rs. 1,387.5 million.

(7)	In the year 2003-04, the Company acquired Tata Daewoo Commercial Vehicle Ltd (Formerly known as Daewoo Commercial Vehicle Co. Ltd) (TDCV), South Korea. The Company purchased equity shares for KRW 60.3 billion (Rs.2,530.4 million, including other expenses of Rs. 201.0 million incurred for acquisition, as at March 31, 2004). TDCV is engaged in the manufacture, sale and distribution of commercial vehicles. The financial statements of the TDCV have been combined as per AS 21 in the consolidated financial statements.

(8)	Pursuant to the joint venture agreement entered into with Fiat Group Automobiles S.p.A., Italy and Fiat India Automobiles Private Limited (FIAPL) for establishment of joint venture to manufacture passenger cars, engines and transmissions at Ranjangaon in India, the Company invested Rs. 4,420.9 million on December 28, 2007 representing 49% of the equity shareholding in FIAPL. Subsequently in March 2008, the Company has subscribed to 50% of the additional equity shares, issued by FIAPL, for Rs.1,595.0 million, thereby increasing its equity shareholding in FIAPL to 49.48% as at March 31, 2008. The financial statements of the joint venture have been combined as per AS 27 in the consolidated financial statements.

		As at March 31, 2008
		(Rs. in million)
(9) a)	Claims against the Company not acknowledged as debts-
	(i) Sales Tax - Gross	2,779.5
	- Net of Tax	1,834.7
	(ii) Excise Duty - Gross	593.7
	- Net of Tax	391.9
	(iii) Others - Gross	1,006.9
	- Net of Tax	664.7
	(iv) Provision not made for income tax in dispute (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :
	(a) Decided in Company’s favour by Appellate authorities and for which department is in further appeal	999.0
	(b) Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years (net of consequential relief in subsequent years)	1,528.8
	(c) Pending in appeal /other matters	1,895.1
b)	The claims/liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which department is in further appeal	302.7

As at March 31, 2008
(Rs. in million)
c) Other money for which the Company in contingently liable-
(i) In respect of bills discounted and export sales on deferred credit	5,350.6
(ii) The Company has given guarantee for liability in respect of receivables assigned by way of securitisation	8,750.1
(iii) Cash Margin/collateral	5,153.6
(iv) In respect of retained interest on securitisation transactions	626.5
(v) In respect of subordinate receivables	407.4
(vi) Others	141.8
d) Estimated amount of contracts remaining to be executed on capital account and not provided for	29,810.6

(10)	Sale of Products and other income from operations:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Sale of Products/ Services
(i) Manufactured goods	324,157.2	310,222.4	234,509.4	202,663.8	152,133.4
(ii) Traded goods	1,061.1	424.6	78.0	—	—
(b) Income from Hire Purchase/ Loan contracts (including income from securitisation)	3,632.0	5,465.1	4,326.7	1,594.7	1,399.5
(c) Miscellaneous Income	2,089.0	2,082.7	1,293.6	1,021.1	1,040.5

	330,939.3	318,194.8	240,207.7	205,279.6	154,573.4

(11) Interest and Discounting Charges:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Gross interest and discounting charges	5,415.6	3,898.6	2,964.9	2,207.7	2,066.5
(b) Interest income / Interest capitalised	(2,591.9)	(767.9)	(701.4)	(666.2)	(453.9)

	2,823.7	3,130.7	2,263.5	1,541.5	1,612.6

(12) (i) Tax Expense:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Current Tax (net of credit for Minimum Alternate Tax for 2007-08)	1,390.1	4,760.0	3,633.5	3,638.2	960.0
(b) Fringe Benefit Tax	70.0	65.0	190.0	—	—
(c) Deferred Tax	4,015.4	1,772.2	1,421.5	511.3	3,860.0

	5,475.5	6,597.2	5,245.0	4,149.5	4,820.0

(ii) Tax on Adjustments:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Current Tax (net of credit for Minimum Alternate Tax for 2007-08)	(5.5)	(10.6)	57.4	(6.0)	18.5
(b) Deferred Tax	(30.1)	58.0	44.0	(18.6)	100.6

	(35.6)	47.4	101.4	(24.6)	119.1

(13)	Fixed Assets include Product Development Cost:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Gross block	3,037.4	1,699.9	1,539.8	1,106.9	630.4
Less: Depreciation	1,501.6	1,082.6	775.9	538.6	440.5

Net Block	1,535.8	617.3	763.9	568.3	189.9
Capital Work in Progress	17,058.6	8,939.8	3,746.7	1,713.8	1,064.8

	18,594.4	9,557.1	4,510.6	2,282.1	1,254.7

(14) Current Liabilities and Provisions:

Current Liabilities:

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Acceptances	37,385.1	20,038.0	26,973.8	28,072.8	15,843.3
(b) Sundry creditors	46,634.9	40,799.4	28,319.1	22,697.3	22,781.6
(c) Advance and progress payments	2,355.3	2,436.8	3,340.7	3,716.1	3,354.8
(d) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due	112.3	108.4	113.0	65.6	114.1
(e) Interest / commitment charges accrued on loans but not due	287.5	254.2	190.8	195.9	160.4

	86,775.1	63,636.8	58,937.4	54,747.7	42,254.2

Provisions:

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Proposed dividend and tax on Proposed Dividend	6,596.8	6,763.2	5,677.8	5,156.1	1,603.7
(b) Provision for retirement and other employee benefit schemes	2,860.0	2,550.0	2,051.8	1,780.1	1,424.1
(c) Provision for Product Warranty	1,559.1	1,487.5	1,374.9	1,582.6	1,428.7
(d) Provision for Premium on redemption of Foreign Currency Convertible Notes (FCCN) and Convertible Alternative Reference Securities (CARS)	8,878.4	2,842.5	2,982.0	2,936.0	187.0
(e) Others	—	—	304.0	150.0	150.0

	19,894.3	13,643.2	12,390.5	11,604.8	4,793.5

(15)	The figures disclosed in the Financial Statements are extracted from the audited financial statements for the year ended March 31, 2008, March 31, 2007, March 31, 2006, March 31, 2005 and March 31, 2004, approved by the Board of Directors on May 28, 2008, May 18, 2007, May 19, 2006, May 17, 2005 and May 19, 2004 respectively. The auditors Messrs Deloitte Haskins & Sells for the year ended March 31, 2008, March 31, 2007 and March 31, 2006 and the joint auditors Messrs A F Ferguson & Co. and Messrs S B Billimoria & Co. for the year ended March 31, 2005 and March 31, 2004 have issued their opinion dated May 28, 2008, May 18, 2007, May 19, 2006, May 17, 2005 and May 19, 2004 respectively. Any event subsequent to the said dates has not been considered / adjusted in those periods.

Annexure V

Secured Loans of Tata Motors Limited

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Privately placed Non-Convertible Debentures :
(i) 12.25% Non-Convertible Debentures (2004)	—	—	—	—	100.0
(ii) 14.75% Non-Convertible Debentures (2008)	705.0	705.0	705.0	705.0	805.0
(iii) 14.30% Non-Convertible Debentures (2008)	—	—	—	—	250.0
(iv) 13.50% Non-Convertible Debentures (2005)	—	—	—	70.0	120.0
(v) Floating Rate Non-Convertible Debentures (2007) @	—	50.0	50.0	50.0	350.0
(vi) Secured Rated Redeemable Non-Convertible Debentures	1,000.0	—	—	—	—
(b) Loan from International Finance Corporation (US $ 50 million) *	—	—	—	2,187.5	2,187.5
(c) Loan from Housing Development Finance Corporation Ltd	—	—	—	30.1	63.6
(d) Term Loan from State Bank of India #	—	—	—	—	2,859.8
(e) Loan from Technology Development Board	—	60.0	180.0	230.0	290.0
(f) Sales Tax Deferment Loan	484.5	732.8	869.8	1,106.1	1,359.8
(g) From Banks :
(i) Buyers line of credit	8,498.0	4,312.6	—	—	—
(ii) Loans, Cash credit and Overdraft Accounts	13,932.4	14,360.0	6,422.8	519.4	1,040.8

	24,619.9	20,220.4	8,227.6	4,898.1	9,426.5

@	At 1 year Government Securities Benchmark semi-annual rate + 140 basis points

*	at 6 month LIBOR + 150 basis points

#	includes Rs. 1,859.8 million in foreign currency as at March 31, 2004

Unsecured Loans of Tata Motors Limited

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS)	36,610.3	17,646.9	19,046.2	17,962.0	1,053.5
(b) Long term loans in foreign currency - others	—	2,028.3	2,091.0	2,092.4	2,114.8
(c) Loan from others	—	—	3.6	1.7	2.9
(d) Commercial papers	1,000.0	—	—	—	—
(e) Short term loans from subsidiaries	575.0	195.8	—	—	—

	38,185.3	19,871.0	21,140.8	20,056.1	3,171.2

Annexure V

Details of Loans taken and Assets charged as securities of Tata Motors Limited

Particulars	Date of agreement	Amount outstanding as at March 31, 2008	Rate of Interest	Repayment Terms	Security
		(Rs. in million)
14.75% Non Convertible Debentures	October 12, 1998	705.0	14.75%	October 11, 2008 (At par)	Secured by a pari passu charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai, plot of land with structures at Mahim, Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur and the Company’s freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District.
Secured Rated Redeemable Non-Convertible Debentures	March 31, 2008	1,000.0	Daily MIBOR	Daily Put-Call (At par)	Secured by a pari passu charge by way of equitable English mortgage of the Company’s lands, freehold and leasehold, together with immovable properties, plant and machinery and other movable fixed assets in or attached thereto, both present and future, situated at Chinchwad, Pimpri, Chikhali and Waghire in Pune District and village Mouje - Naupada in Thane District in the State of Maharashtra save and except Exports Showroom at Shivsagar Estate, Worli, Mumbai; the residential flats of the Company; the Lloyds Showroom and Basement at Prabhadevi, Mumbai; the plot of land with structures at Mahim, Mumbai; the Company’s works situated at Lucknow, Dharwad, Jamshedpur, Pantnagar and Singur; and movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, situated at Indica car plant at Chikhali, Pune.
Sales tax Deferment Loan	Various dates	484.5	Interest free	Various dates	Secured by a residual charge on the immovable and movable properties at Lucknow.

Particulars	Date of agreement	Amount outstanding as at March 31, 2008	Rate of Interest	Repayment Terms	Security
		(Rs. in million)
Loan from Banks :
State Bank of India - FCNR(B) Loan	March 17, 2008	1,003.1	6 Months LIBOR +450 bps	Payable on 17.09.08

These are secured by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi finished goods, stores and spares not relating to Plant and Machinery (consumable stores and spares), bills receivable and book debts including receivable from Hire Purchase / Leasing and all other movable current assets except Cash and Bank Balances, Loans and Advances of the Company both present and future.

Buyers Line of Credit (Capex)	Various dates	8,498.0	LIBOR linked floating Interest Rate	Payable with in 3 years from date of drawdown and will be repaid by year 2010-11
Buyers Line of Credit (Revenue)	Various dates	316.9	LIBOR linked floating Interest Rate	Payable with in one year of drawdown
Working Capital Demand Loans	Various dates	8,250.0	7.5 % to 10%	Payable on Demand
Cash Credit, Packing Credit and Over Draft accounts	Various dates	4,362.4	10 % to 11%	Payable on Demand

		24,619.9

Unsecured Loans:
Inter Corporate Deposits	Various dates	575.0	7.50%	Daily Put-Call	N.A
Commercial Papers	July 20, 2007	1,000.0	7.95%	Payable after one year on July 18, 2008	N.A
Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS)*	Various dates	36,610.3	Various rates	Various dates	N.A

		38,185.3

*	Refer Note on the next page explaining the terms and other details of FCCN and CARS outstanding as on March 31, 2008.

Terms of issue of Foreign Currency Convertible Notes (FCCN) and Convertible Alternative Reference Securities (CARS) :

The Company issued FCCN and CARS which are convertible into Ordinary Shares or ADRs. Additionally, CARS can be converted into Qualifying Securities* in case there has been a Qualifying Issue as per the terms of Issue. The particulars, terms of issue and the status of conversion as at March 31, 2008 are given below :

Issue	1% FCCN (due 2008)	0% FCCN (due 2009)	1% FCCN (due 2011)	0% FCCN (due 2011)	0% CARS (due 2012)
Issued on	July 31, 2003	April 27, 2004	April 27, 2004	March 20, 2006	July 11, 2007
Issue Amount (INR amount at the time of the issue)	US $ 100 million (Rs. 4,615.6 million)	US $ 100 million (Rs. 4,385.0 million)	US $ 300 million (Rs.13,155.0 million)	JP ¥ 11,760 million (Rs.4,500.3 million)	US $ 490 million (Rs. 19,927.1 million)
Face Value	US $ 1000	US $ 1000	US $ 1000	JP ¥ 10,000,000	US $ 100,000
Conversion Price per share at fixed exchange rate (Note 1)	Rs. 250.745 US $ 1 = Rs.46.16	Rs. 573.106 US $ 1 = Rs.43.85	Rs. 780.400 US $ 1 = Rs. 43.85	Rs. 1001.39 Rs.1 = JP ¥ 2.66	Rs. 960.96 US $ 1 = Rs. 40.59
Exercise Period	after September 11, 2003 and upto July 1, 2008	June 7, 2004 to March 28, 2009	June 7, 2004 to March 28, 2011	May 2, 2006 to February 19, 2011	October 11, 2011 to June 12, 2012
Early redemption at the option of the Company subject to certain conditions	on or after July 31, 2006	on or after April 27, 2005 (in whole but not in part)	Not Applicable	i) after March 20, 2009 but prior to February 8, 2011 (in whole or in part) subject to certain conditions or ii) any time (in whole but not in part) in the event of certain changes affecting taxation in India	after October 11, 2011 at our option (in whole but not in part)
Redeemable on	July 31, 2008	April 27, 2009	April 27, 2011	March 21, 2011	July 12, 2012
Redemption percentage of the Principal Amount	116.824%	95.111%	121.781%	99.253%	131.820%
Amount converted	US $ 99.94 million	US $ 95.59 million	Nil	Nil	Nil
Aggregate conversion into Shares / ADSs	1,83,98,095	73,13,842
Notes Outstanding as at March 31, 2008 (Note 2)	60	4,410	3,00,000	1,176	4,900
Aggregate amount of shares that could be issued on conversion of outstanding notes	11,045	3,37,422	1,68,56,740	44,14,916	2,06,97,115

*	Qualifying Securities holders will have no or differential voting rights in comparison to the existing shareholders and will have no rights to withdraw the underlying Shares except upon certain conditions as per the terms of issue.

Notes:

1	Pursuant to this rights issuance and anti dilution provisions in the terms of issue, the holders of FCCN/CARS will be entitled, to additional shares / ADSs / qualified securities upon exercise of conversion option.

2	Balance 60 notes of 1% FCCN due 2008 have been fully redeemed, subsequent to March 31, 2008.

Annexure VI

Statement showing Agewise Analysis of Sundry Debtors of Tata Motors Limited

	As at March 31
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Over six months : (unsecured)
Considered good	610.8	565.6	355.7	196.4	348.8
Considered doubtful	346.0	318.0	342.9	521.0	1,030.4
(b) Others (unsecured)
Considered good	10,537.9	6,792.0	6,183.8	4,952.7	3,565.6

	11,494.7	7,675.6	6,882.4	5,670.1	4,944.8
Less : Provision for doubtful debts	346.0	318.0	342.9	521.0	1,030.4

	11,148.7	7,357.6	6,539.5	5,149.1	3,914.4

(c) Future instalments receivable from hirers / lessees [secured under hire purchase / lease agreements and by promissory notes from hirers] :
Considered good	175.5	510.9	656.9	3,174.1	2,513.7
Considered doubtful	72.0	112.4	218.0	47.5	116.5

	247.5	623.3	874.9	3,221.6	2,630.2
Less : Provision for doubtful instalments	72.0	112.4	218.0	47.5	116.5

	175.5	510.9	656.9	3,174.1	2,513.7
Unearned finance and service charges on lease receivable / hire purchase contracts	(16.9)	(46.7)	(30.4)	(337.4)	(350.5)

	158.6	464.2	626.5	2,836.7	2,163.2

	11,307.3	7,821.8	7,166.0	7,985.8	6,077.6

Annexure VII

Statement showing details of Loans and Advances of Tata Motors Limited

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
(A)	Secured
	Vehicle loans *
	Considered good	24,207.9	46,176.4	45,968.0	16,439.5	6,454.2
	Considered doubtful	2,079.8	1,689.5	1,105.5	268.3	141.7

		26,287.7	47,865.9	47,073.5	16,707.8	6,595.9
	Less: Provision for doubtful loans #	2,079.8	1,689.5	1,105.5	268.3	141.7

		24,207.9	46,176.4	45,968.0	16,439.5	6,454.2

*       Includes on account of overdue Securitised Receivables Rs. 2,975.0 million, Rs. 2,344.2 million, Rs. 916.7 million as at March 31, 2008, 2007 and 2006, respectively.

Loans are secured against hypothecation of vehicles.

#       Includes towards Securitised Receivables Rs. 1,566.3 million, Rs. 746.2 million, Rs. 382.7 million as at March 31, 2008, 2007 and 2006, respectively.

(B)	Unsecured – considered good

	(a) Claims / incentives recoverable, advances / loans to suppliers, contractors, employees and others, rent deposits and other amount due [Note 1 and 2]	7,796.3	6,531.1	4,807.2	2,844.8	2,438.9
	(b) Dues from subsidiary companies [Note 3]	386.7	892.5	66.9	94.1	442.0
	(c) Interim dividend declared by subsidiary companies	639.4	—	—	—	—
	(d) Loans to associates and subsidiaries [Note 4]	1,103.2	490.4	455.1	5,096.6	—
	(e) Inter-corporate deposits [Note 5 and 6]	1,943.7	4,028.6	1,403.5	815.5	758.4
	(f) Deposits with government, public bodies and others [Note 7]	3,263.4	2,404.5	1,953.7	1,049.5	902.7
	(g) Prepaid expenses	597.1	500.9	484.4	248.2	212.3
	(h) Advance payments against taxes (net)	4,446.6	2,859.6	2,775.7	638.5	203.6

		20,176.4	17,707.6	11,946.5	10,787.2	4,957.9

		44,384.3	63,884.0	57,914.5	27,226.7	11,412.1

	Notes:

	(1) Loans and advances include :
	Due from Directors and Officers	2.7	3.2	3.4	3.6	3.9
	Maximum during the year	4.4	3.4	3.6	3.9	4.1
	(2) Net of advances considered doubtful which have been provided for	855.4	902.9	1,024.7	313.7	433.6
	(3) Dues from subsidiary companies :
	(i) HV Axles Ltd	76.7	27.1	—	7.0	24.0
	(ii) HV Transmissions Ltd	67.7	103.4	34.4	62.0	8.6
	(iii) Telco Construction Equipment Company Ltd	12.7	30.3	19.9	21.5	10.8
	(iv) TAL Manufacturing Solutions Ltd	—	—	—	—	397.7
	(v) Tata Daewoo Commercial Vehicle Company Ltd	6.3	5.1	5.9	3.6	0.9

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
Notes continuing:
	(vi) Tata Motors European Technical Centre Plc, UK	0.2	6.9	6.7	—	—
	(vii) Tata Motors Finance Ltd	—	703.5	—	—	—
	(viii) Tata Marcopolo Motors Ltd	172.3	12.1	—	—	—
	(ix) Tata Motors (Thailand) Ltd	27.4	4.1	—	—	—
	(x) Tata Technologies Ltd.	0.2	—	—	—	—
	(xi) TML Distribution Company Ltd	1.9	—	—	—	—
	(xii) TML Holdings Pte. Ltd, Singapore	21.3	—	—	—	—
(4)	Loans to associates and subsidiaries :
	(i) Hispano Carrocera, S.A.- (associate)	950.9	405.2	377.7	396.6	—
	(ii) Tata Motors European Technical Centre Plc, UK - (subsidiary)	79.6	85.2	77.4	—	—
	(iii) Tata Precision Industries Pte. Ltd (Singapore) - (associate)	72.7	—	—	—	—
	(iv) Tata Finance Ltd	—	—	—	4,700.0	—
(5)	Inter-corporate deposits with subsidiaries and joint venture :
	(i) Sheba Properties Ltd	—	195.0	280.0	67.5	50.3
	(ii) HV Transmissions Ltd	140.0	40.0	—	20.0	200.0
	(iii) Concorde Motors (India) Ltd	55.0	250.0	60.0	100.0	—
	(iv) Tata Motors Finance Ltd	—	2,000.0	—	—	—
	(v) Tata Technologies Ltd	—	—	—	40.0	60.0
	(vi) TAL Manufacturing Solutions Ltd	100.0	50.0	70.0	50.0	280.1
	(vii) Telco Construction Equipment Company Ltd	—	—	100.0	—	—
	(viii) Fiat India Automobiles Pvt. Ltd (Joint Venture)	516.6	50.0	—	—	—
(6)	Inter-corporate deposits are net of provision	73.5	81.2	83.7	—	—
(7)	Deposits with government, public bodies and others are net of provision	1.0	1.0	1.0	—	—

Annexure VIII

Statement of Investments of Tata Motors Limited

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
I.	Long Term Investments (at Cost)
(A)	Trade Investments
	(1) Fully paid Ordinary/Equity shares (Quoted)
	Automobile Corporation of Goa Ltd (Note 5)	927.9	8.8	8.8	8.8	8.8
	Tata Steel Ltd	3,957.3	2,162.3	2,162.3	2,162.3	2,162.3
	Tata Finance Ltd	—	—	—	599.3	599.3
	Jayabharat Credit Ltd	—	—	—	—	3.3
	Sriram Investments Ltd	—	—	—	—	2.5
	Tata Chemicals Ltd	2.4	2.4	2.4	2.4	2.4

		4,887.6	2,173.5	2,173.5	2,772.8	2,778.6
	(2) Investments in Subsidiary Companies
	(a) Fully Paid Ordinary / Equity Shares (Unquoted)
	Sheba Properties Ltd	750.0	750.0	750.0	750.0	750.0
	Tata Technologies Ltd	2,241.0	2,241.0	2,241.0	221.0	221.0
	Telco Construction Equipment Company Ltd (Note 6)	1,195.0	1,195.0	1,195.0	1,595.0	1,595.0
	Concorde Motors (India) Limited	296.3	296.3	296.3	296.3	296.3
	TAL Manufacturing Solutions Ltd	1,500.0	1,500.0	1,500.0	1,500.0	750.0
	HV Transmissions Ltd	680.0	800.0	800.0	800.0	800.0
	HV Axles Ltd	765.0	900.0	900.0	900.0	900.0
	Tata Motors Insurance Services Ltd (formerly known as Concorde Motors Ltd)	173.1	173.1	173.1	173.1	200.0
	Tata Daewoo Commercial Vehicle Co. Ltd (Korea)	2,454.1	2,454.1	2,454.1	2,487.5	2,530.4
	Tata Motors European Technical Centre Plc, UK	40.2	40.2	40.2	—	—
	Telco Dadaji Dhackji Ltd	—	—	—	452.7	58.1
	Suryodaya Capital and Finance (Bombay) Ltd	—	—	—	8.2	—
	INCAT Systems Inc. (formerly known as Tata
	Technologies Ltd USA) (Note 7)	6.3	6.3	6.3	—	—
	Tata Motors Finance Limited (formerly known as TML Financial Services Ltd) (Note 8)	11,500.0	5,500.0	—	—	—
	Tata Marcopolo Motors Ltd	306.0	0.3	—	—	—
	Tata Motors (Thailand) Ltd (Note 9)	454.7	116.1	—	—	—

	(b) Fully paid Cumulative Redeemable Preference Shares (Unquoted)
	7.00% Concorde Motors (India) Ltd	135.4	135.4	135.4	119.3	—

		22,497.1	16,107.8	10,491.4	9,303.1	8,100.8
	(3) Fully Paid Ordinary / Equity Shares (Unquoted) in Others
	Tata Precision Industries Pte. Ltd (Singapore) (Note 10)	31.1	31.1	31.1	31.1	31.1
	Tata International Ltd	38.5	38.5	38.5	38.5	38.5
	Tata Services Ltd	1.4	1.4	1.4	1.4	1.4
	The Associated Building Company Ltd	0.1	0.1	0.1	0.1	0.1
	Tata Industries Ltd	829.7	829.7	829.7	779.4	555.4
	Tata Projects Ltd	46.8	46.8	1.8	1.8	1.8
	NITA Co. Ltd (Bangladesh)	12.7	12.7	12.7	12.7	12.7

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	Kulkarni Engineering Associates Ltd	6.7	6.7	6.7	6.7	6.7
	Tata Cummins Ltd	900.0	900.0	900.0	900.0	900.0
	Tata Holset Ltd	—	—	22.5	22.5	22.5
	Tata Sons Ltd	687.5	687.5	687.5	687.5	687.5
	Tata Teleservices Ltd	342.7	320.0	320.0	20.0	20.0
	Tata Televentures Holding Ltd	—	—	—	—	224.0
	Tata AutoComp Systems Ltd	986.7	986.7	986.7	986.7	740.0
	Haldia Petrochemicals Ltd	225.0	225.0	225.0	225.0	900.0
	Hispano Carrocera, S A (Note 11)	23.4	23.4	23.4	23.4	—
	Tata Securities Private Ltd	—	1.4	1.4	—	—
	Oriental Floratech (India) Pvt. Ltd	2.4	2.4	2.4	—	—
	TSR Darashaw Ltd (formerly known as Tata Share Registry Ltd)	19.4	19.4	36.3	—	—
	Fiat India Automobiles Pvt. Ltd	6,015.9	—	—	—	—

		10,170.0	4,132.8	4,127.2	3,736.8	4,141.7
	(4) Fully paid Cumulative Redeemable Preference
	Shares (Unquoted) in others
	6% Tata Sons Ltd	—	100.0	100.0	100.0	—
	7% Tata Sons Ltd	100.0	—	—	—	—
	7% Tata AutoComp Systems Ltd	210.0	210.0	210.0	210.0	—
	11.00% Automobile Corporation of Goa Ltd	—	—	—	60.0	60.0
	0.01% Tata Finance Ltd	—	—	—	1,500.0	—
	7.50% Rallis India Ltd	50.0	50.0	50.0	50.0	50.0

		360.0	360.0	360.0	1,920.0	110.0
	(5) Fully paid Cumulative Convertible Preference Shares
	(Quoted) in others
	1% Tata Steel Ltd	2,395.0	—	—	—	—
	(6) Non Convertible Debentures (Unquoted)
	Rushi Automobiles Ltd	12.9	18.9	23.8	—	—
	Tata Projects Ltd	22.5	22.5	—	—	—

		35.4	41.4	23.8	—	—
(B)	Other Investments
	(1) Fully paid Equity Shares (Unquoted)
	NICCO Jubilee Park Ltd	0.5	0.5	0.5	0.5	0.5
	ICICI Bank Ltd (Quoted)	—	—	—	—	0.4

		0.5	0.5	0.5	0.5	0.9
	(2) Fully paid Corporate Bonds (Quoted)
	6.25% EXIM 2007	—	97.9	97.9	97.9	—
	6.50% EXIM 2007	—	98.7	98.7	98.7	—
	8.30% EXIM 2007	—	51.7	51.7	51.7	—
	8.60% HDFC Ltd 2007	—	104.2	104.2	104.2	—
	8.70% Indogulf Fertilisers Ltd 2007	—	365.7	365.7	365.7	—
	5.00% Tax free National Housing Bank 2005	—	—	—	50.2	—

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	10.25% Indian Oil Corp 2006	—	—	53.2	53.2	—
	6.60% Panatone Fininvest Ltd 2008	—	246.2	246.2	246.2	—
	6.75% Tax free Unit Trust of India 2008	378.4	378.4	378.5	378.5	—
	7.10% Tata Sons 2007	—	100.0	100.0	100.0	—

		378.4	1,442.8	1,496.1	1,546.3	—
	(3) Units (Unquoted) – VECAUS – II Venture Capital Units of UTI	—	—	—	—	0.1

		40,724.0	24,258.8	18,672.5	19,279.5	15,132.1
	Less: Provision for Diminution in value of Long Term Investments	156.4	785.7	777.2	853.4	756.7

	Total - Long Term Investments	40,567.6	23,473.1	17,895.3	18,426.1	14,375.4

II.	Current Investments - others (at Cost or Fair value whichever is lower)
(A)	Investments in Mutual Fund (Unquoted)
	Floater Dividend (including Dividend reinvested)	—	—	—	1,557.2	3,086.0
	Growth Funds-Liquid	—	—	—	—	7,492.1
	Monthly Income Plans	—	—	200.0	200.0	2,008.2
	Income Plans	—	519.9	505.5	300.0	—
	Fixed Maturity Plans	—	—	1,050.0	4,059.4	700.0
	Short Term Plans (including dividend reinvested)	—	—	—	451.3	999.0
	Liquid/Liquid Plus Scheme (including dividend reinvested)	7,907.9	—	—	3,439.6	624.2

		7,907.9	519.9	1,755.5	10,007.5	14,909.5
(B)	Investments in Equity shares (Quoted)
	Elcot Power Control Ltd	3.7	3.7	3.7	—	—
	Munis Forge Ltd	3.7	3.7	3.7	—	—
	Roofit Industries Ltd	1.9	1.9	1.9	—	—

		9.3	9.3	9.3	—	—
(C)	Investments in Government Securities (Quoted)
	12.00% Uttar Pradesh 2011	0.2	0.2	0.2	—	—
	13.00% Maharashtra State Development Loan 2007	—	0.2	0.2	—	—
	13.00% Industrial Finance Corporation of India 2007 Bonds	—	7.5	7.5	—	—
	11.50% GOI 2007	—	—	0.3	—	—
	12.5% Madhya Pradesh Electricity Board 2007 Bonds	—	—	10.0	—	—

		0.2	7.9	18.2	—	—
(D)	Investments in Preference Shares (Unquoted)
	15.50% Pennar Paterson Securities Ltd	10.0	10.0	10.0	—	—
	15.00% Atcom Technologies Ltd. - Cumulative Preference Shares	20.0	20.0	20.0	—	—

		30.0	30.0	30.0	—	—

		7,947.4	567.1	1,813.0	10,007.5	14,909.5
Less : Provision for Diminution in value of Current Investments		39.3	39.3	39.3	—	—

	Total - Current Investments	7,908.1	527.8	1,773.7	10,007.5	14,909.5
III.	Retained interest in securitisation transactions (Unquoted) (Long term)	626.5	769.1	482.5	687.0	1,282.8
IV.	Advance against Investment	0.5	—	—	—	246.7

	Total - Investments	49,102.7	24,770.0	20,151.5	29,120.6	30,814.4

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Notes:
(1) Book Value of quoted investments	7,644.5	3,591.4	3,665.8	4,319.1	2,779.0
(2) Book Value of unquoted investments	41,458.2	21,178.6	16,485.7	24,801.5	27,788.7
(3) Market value of quoted investments	25,305.5	13,230.8	15,500.0	12,608.5	7,327.6
(4) Investments in Mutual Funds includes dividend reinvested	430.2	20.8	39.1	401.5	27.4

(5)    During the year 2007-08, the Company acquired additional stake in Automobile Corporation of Goa Ltd. Consequently it became an associate from May 21, 2007.

(6)    As per the shareholders agreement dated December 9, 2005, between Hitachi Construction Machinery Co. Ltd and the Company, these shares are under restriction for sale, assign or transfer for a period of 5 years from the date of the agreement.

(7)    The Company has given a letter of comfort to Standard Chartered Bank against the term loan up to US $ 60 million (Rs. 2,407.5 million as on March 31, 2008) extended by the bank to INCAT Systems Inc. (Formerly known as Tata Technologies, USA), an indirect subsidiary of the Company.

(8)    The company has given a letter of comfort to ICRA Ltd for issuing a rating letter to enable Tata Motors Finance Ltd to raise short term debt of Rs. 3,000.0 million.

(9)    The Company has given letter of comfort to Citibank NA against the short term and long term loans aggregating THB 850 million (Rs. 1,083.8 million as on March 31, 2008) given by Citibank NA to Tata Motors (Thailand) Ltd (TMTL). The letter of comfort is restricted to 70% of the said amount i.e. THB 595 million (Rs. 758.7 million as on March 31, 2008). As per the proposed arrangement to be entered between the Company, Thonburi and Citibank NA, on occurrence of certain event, the Company may have to purchase Thonburi’s stake of 20% in TMTL. Consequently, this letter of comfort will be prorata increased to reflect the increased stake in the above loan. Also the Company has given an undertaking to Citibank NA for non-disposal of its shareholding in TMTL below 51% during the tenure of the loan.

(10)  The Company has, given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte. Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte. Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating SGD 13.85 million (Rs. 403.1 million as on March 31, 2008) in total. During the year 2007- 08 the Company has also given an unsecured loan amounting to SGD 2.50 million (Rs. 72.7 million as on March 31, 2008) to TPI Singapore.

(11)  The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005. As per the terms of agreement, the Company has an Option to acquire the remaining 79% of the shares through one or more transfers, as per terms and conditions duly agreed upon at a price not exceeding Euro 2 million. (Rs. 126.8 million as on March 31, 2008). Further, the Company has given an unsecured subordinated Loan of Euro 7 million, as per the terms of agreement. During 2007-08, the Company gave a further additional loan of Euro 8 million. The total loan given to Hispano as on March 31, 2008 aggregated to Euro 15 million (Rs. 950.9 million). The Company has also given a letter of comfort to Citibank NA against working capital loans extended by the bank to Hispano aggregating Euro 7 million. (Rs. 443.9 million as on March 31, 2008). The Company has also given an undertaking to Citibank NA for non-disposal of its shareholding in Hispano during the tenure of the loan.

Annexure IX

Statement of Deferred Tax Liability of Tata Motors Limited

	As at March 31
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Liabilities:
Depreciation	(7,574.8)	(6,495.8)	(6,180.4)	(5,929.2)	(6,019.8)
Product Development Cost	(6,177.8)	(3,156.9)	(1,518.3)	(735.80)	(450.0)
Others	(32.5)	(78.7)	(73.1)	(18.6)	(22.3)

(A)	(13,785.1)	(9,731.4)	(7,771.8)	(6,683.6)	(6,492.1)

Assets:
Retirement benefits / Expenses allowable on payment basis	699.0	686.1	643.2	569.7	568.4
Employee Separation Schemes	63.0	108.8	145.4	183.3	285.4
Provision for Doubtful Debts / Advances	1,055.3	958.0	783.2	371.8	579.3
Premium on Redemption of FCCN / CARS (net of exchange fluctuation on premium)	3,017.8	966.2	1,003.7	988.3	61.6
Others	30.6	26.6	78.3	53.6	46.6

(B)	4,865.7	2,745.7	2,653.8	2,166.7	1,541.3

Net Deferred Tax Liability (A) + (B)	(8,919.4)	(6,985.7)	(5,118.0)	(4,516.9)	(4,950.8)

Annexure X

Break up of Dividend and other income of Tata Motors Limited

		For the Year Ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
(a)	Trade investments (long term) [Note 1]	2,642.9	1,968.2	1,055.3	663.8	229.6
(b)	Other investments (long term) [Note 2]	72.0	105.8	110.2	61.6	0.1
(c)	Other investments (current) [Note 3]	561.3	138.4	179.4	466.5	221.1
(d)	Profit on sale of investments (net) (trade and long term) [Note 4]	1,555.6	239.5	1,642.8	469.0	138.2

		4,831.8	2,451.9	2,987.7	1,660.9	589.0

Notes:
(1)	Includes :
	(i) Dividend from subsidiary companies	1,318.9	869.4	414.0	198.2	30.8
	(ii) Reversal of provision for diminution in value of investment	613.3	—	—	—	—
(2)	Includes Reversal of provision for diminution in value of investment	16.0	—	—	—	—
(3)	Includes profit on sale of current investments (net)	130.6	115.3	133.4	10.4	—
(4)	Includes :
	(i) Profit on sale of investments in subsidiary companies	1,387.5	—	1,643.0	—	—
	(ii) Additional consideration received in respect of Trade investment sold in 1999-2000	—	—	—	167.4	98.4

Annexure XI

Statement showing Rates and Amount of Dividend Paid by Tata Motors Limited

		As at / For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
Ordinary Shares	Nos.	385,618,723	385,381,536	383,029,238	361,751,751	352,958,130
Face Value Per Share	Rupees	10.0	10.0	10.0	10.0	10.0
Paid up Value Per Share	Rupees	10.0	10.0	10.0	10.0	10.0
Rate of Dividend	%	150	150	130	125	80
Total Dividend Paid [Refer Note]	Rs. in million	5,784.3	5,780.7	4,979.4	4,521.9	2,821.1
Tax on Dividend	Rs. in million	812.5	982.5	698.4	634.2	361.4

Note:

Total dividend paid for the year ended March 31, 2004, includes interim dividend of Rs. 1,399.6 million @ Rs. 4 per share (40%) on 349,892,084 shares and final dividend of Rs. 1,421.5 million @ Rs. 4 per share (40%) on 355,383,784 shares.

Annexure XII

Statement of Tax Shelter of Tata Motors Limited

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Profit before Tax, as restated	25,659.7	26,052.1	20,835.3	16,423.5	13,164.1
Tax rate applicable (%)	34.0	33.7	33.7	36.6	35.9
Tax at applicable rates (A)	8,721.7	8,769.1	7,013.2	6,009.8	4,722.6
Adjustments
Permanent Differences
Dividend, profit on sale of investments and other items (not liable to tax)	(3,110.3)	(2,802.6)	(2,934.7)	(1,593.7)	(475.6)
Weighted deduction on R&D expenditure	(5,549.3)	(3,911.1)	(2,401.0)	(1,121.6)	—
Benefit u/s 72A of Unabsorbed Losses	—	—	—	(984.3)	—
Deduction u/s 80HHC - Export profits	—	—	—	—	(255.2)
Others	(290.0)	28.0	(55.8)	(353.8)	212.4

Total (B)	(8,949.6)	(6,685.7)	(5,391.5)	(4,053.4)	(518.4)

Timing Differences
(1) Difference in treatment as per tax and as per books of account
(i) Depreciation	(3,142.2)	(577.4)	371.9	(835.7)	458.7
(ii) Product Development Cost capitalised	(8,832.4)	(4,777.0)	(2,324.6)	(935.9)	(408.5)
(iii) Retirement benefits / Expenses	86.2	106.2	324.8	101.7	510.3
(iv) Cost of Employee Separation	(134.9)	(111.7)	(84.6)	(265.8)	(188.3)
(v) Provision for doubtful debts and advances	284.4	466.3	(394.5)	(515.7)	99.3
(vi) Others	140.6	(154.4)	(181.7)	7.1	152.4
(2) Set-off of unabsorbed depreciation / brought forward business loss	—	—	(2,082.5)	—	(11,401.3)

Total (C)	(11,598.3)	(5,048.0)	(4,371.2)	(2,444.3)	(10,777.4)

Net adjustments (B+C)	(20,547.9)	(11,733.7)	(9,762.7)	(6,497.7)	(11,295.8)
Tax Expense/(Saving) thereon (D)	(6,984.2)	(3,949.6)	(3,286.1)	(2,377.7)	(4,052.4)
Differential tax impact on account of long term capital gains, Excess of MAT over normal tax, rounding off, etc. (E)	(352.9)	(70.1)	(36.2)	0.1	308.3

Total Current Tax (A+D+E)	1,384.6 *	4,749.4	3,690.9	3,632.2	978.5

*	Net of Minimum Alternate Tax credit.

Note: The statement of Tax shelter has been prepared based on restated profit as per Summary Statement of Profit and Loss Account (Refer Annexure II.)

Annexure XIII

Accounting Ratios of Tata Motors Limited

			As at / For the year ended March 31,
			2008	2007	2006	2005	2004
Particulars
(1)	Adjusted Net Profit after Tax, as restated for Basic EPS	Rs. in million	20,219.8	19,407.5	15,488.9	12,298.6	8,225.0
(2)	Interest payable on outstanding Foreign Currency Convertible Notes	Rs. in million	91.6	99.4	101.8	90.5	10.5
(3)	Adjusted Net Profit after Tax, as restated for Diluted EPS [(1) + (2)]	Rs. in million	20,311.4	19,506.9	15,590.7	12,389.1	8,235.5
(4)	Weighted average number of Ordinary Shares for:
	(a) Basic EPS	Numbers	385,438,663	384,544,205	376,804,863	359,837,353	328,306,904
	(b) Diluted EPS	Numbers	422,152,823	407,166,995	402,847,059	386,556,474	357,241,939
(5)	Number of Ordinary Shares outstanding at the end of the year	Numbers	385,503,954	385,373,885	382,834,131	361,751,751	352,958,130
(6)	Net Worth	Rs. in million	79,206.8	69,608.8	55,860.0	41,611.1	35,365.5
(7)	Accounting Ratios :
	(i) Earning per Share :
	(a) Basic EPS	Rupees	52.46	50.47	41.11	34.18	25.05
	[(1) / (4) (a)]
	(b) Diluted EPS	Rupees	48.11	47.91	38.70	32.05	23.05
	[(3) / (4) (b)]
	(ii) Return on Net Worth		25.53%	27.88%	27.73%	29.56%	23.26%
	[(1) / (6) ]x 100
	(iii) Net Asset Value per Share	Rupees	205.46	180.63	145.91	115.03	100.20
	[(6) / (5) ]

Notes:

(a)	The above ratios have been computed on the basis of the Restated Statement of Assets and Liabilities and Profit and Losses. (Refer Annexure I and Annexure II).

(b)	The effect of potential dilution pursuant to the Rights Issue has not been considered as the quantum of ordinary shares that will ultimately be subscribed cannot be ascertained at present. Further, pursuant to this rights issuance and anti dilution provisions in the terms of issue, the holders of FCCN/CARS will be entitled, to additional shares / ADSs / qualified securities upon exercise of conversion option.

(c)	Return on Net Worth represents Adjusted Net Profit after Tax, as restated divided by Adjusted Net Worth.

(d)	Net Asset Value per share is calculated as Net Worth at the end of each financial year divided by the number of ordinary shares outstanding at the end of each financial year.

Annexure XIV

Capitalisation Statement of Tata Motors Limited

	Pre-Issue as at March 31, 2008	Adjusted for Rights issue
Particulars	(Rs. in million)	(Rs. in million)
Borrowings:
Secured Loans	24,619.9	24,619.9
Unsecured Loans	38,185.3	38,185.3

Total Debt	62,805.2	62,805.2

Shareholders’ Funds:
Share Capital	3,855.4	5,140.9
Reserves and Surplus	75,667.0	115,839.6
Less: Revaluation Reserve	255.1	255.1
Less : Miscellaneous Expenditure (to the extent not written off or adjusted)	60.5	60.5

Total Shareholders’ Funds	79,206.8	120,664.9

	Pre-Issue as at March 31, 2008	Adjusted for Rights issue
Debt / Equity Ratio	0.79	0.52

Notes:

(a)	The above ratio has been computed on the basis of Statement of Assets and Liabilities, as restated as at March 31, 2008 (Refer Annexure I).

(b)	The capitalisation statement, adjusted for Rights issue is prepared on the assumption that the proposed rights issue of 64,276,164 Ordinary Shares @ Rs. 340 Per share and 64,276,164 ‘A’ Ordinary Shares @ Rs. 305 Per ‘A’ Ordinary share will be subscribed fully.

(c)	Above capitalisation statement is without considering potential future conversion at the option of the holders of Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS).

(d)	Reserves have not been adjusted for any issue expenses of the proposed rights issue which will be adjusted against the Securities Premium Account.

Annexure XV

Related Party Information of Tata Motors Limited

A.	List of Related Parties and Relationships:

Subsidiaries:

Tata Technologies Ltd	Tata Technologies Investments Pte. Ltd, Singapore (from December 7, 2005) (Liquidated on August 17, 2007)

TAL Manufacturing Solutions Ltd	Granted Revenue Sdn Bhd (Formerly known as Tata Technologies Sdn Bhd, Malaysia) (from December7, 2005 to November 25, 2007)

H V Axles Ltd	INCAT International Plc. (From October 3, 2005)

H V Transmissions Ltd	INCAT Limited (From October 3, 2005)

Sheba Properties Ltd	INCAT SAS (From October 3, 2005)

Concorde Motors (India) Ltd (From October 21, 2004)	INCAT GmbH (From October 3, 2005)

Telco Construction Equipment Co. Ltd	INCAT Holdings B.V. (From October 3, 2005)

Tata Daewoo Commercial Vehicle Co. Ltd (From March 30, 2004)	Lemmerpoort B.V (Formerly known as INCAT Engineering Solutions B.V.) (from October 3, 2005)

Tata Motors Insurance Services Ltd	INCAT K.K (From October 3, 2005)

Tata Motors European Technical Centre Plc (From September 1, 2005)	Tata Technologies iKS Inc (Formerly known as iKnowledge Solutions Inc.) (from October 3, 2005)

Tata Motors Finance Ltd (Formerly known as TML Financial Services Ltd) (From June 1, 2006)	CADPO Asia Pte. Ltd (From October 3, 2005 to November 7, 2007) INCAT Systems Inc (From October 3, 2005)

Tata Marcopolo Motors Ltd (From September 20, 2006)	Integrated Systems Technologies de Mexico, S.A. de C.V. (From October 3, 2005)

Tata Motors (Thailand) Ltd	INCAT Solutions of Canada Inc (From October 3, 2005)

Tata Motors (SA) (Proprietary) Ltd (From December 5, 2007)	Cedis Mechanical Engineering GmbH (From October 3, 2005) (Merged with INCAT GmbH w.e.f. May 15, 2007)

TML Holdings Pte. Ltd, Singapore (From February 4, 2008)	INCAT (Thailand) Ltd [Formerly known as Tata Technologies (Thailand) Ltd] (From December 7, 2005)

TML Holdings Ltd, UK (From February 6, 2008)	Tata Technologies Pte Ltd, Singapore

INCAT Financial Services Inc.
TML Distribution Company Ltd (From March 28, 2008)	(From October 3, 2005)
Telco Dadajee Dhackjee Ltd (Upto March 31, 2005)	Tata Technologies Ltd, U.S.A.	(Merged with INCAT Systems Inc. w.e.f April 1, 2006)
Suryodaya Capital and Finance (Bombay) Ltd (From December 31, 2004 to March 31, 2005)	INCAT Holdings Inc. (From October 3, 2005)

Associates:

Tata AutoComp Systems Ltd	Tata Sons Ltd (Investing Party)

Tata Cummins Ltd	Hispano Carrocera, S. A (From March 16, 2005)

Tata Precision Industries Pte. Ltd	TSR Darashaw Ltd (From April 1, 2005)

Tata Engineering Services Pte. Ltd (Due to Common Key Management Personnel)	Tata Securities Pvt Ltd (Upto June 25, 2007)

Nita Company Ltd	Telcon Ecoroad Resurfaces Pvt. Ltd

Niskalp Investments and Trading Co. Ltd (Upto January 20, 2006)	Automobile Corporation of Goa Ltd (From May 21, 2007)

Tata Finance Ltd ( Upto October 6, 2003)	Concorde Motors Ltd (Upto October 20, 2004)

Tata International Ltd (Upto February 28, 2005)

Joint Venture:

Fiat India Automobiles Pvt. Ltd (From December 28, 2007)

Key Management Personnel:

Mr. Ravi Kant
Mr. P P Kadle (Upto September 17, 2007)	Mr. V Sumantran (Upto August 24, 2005)
Mr. P M Telang (From May 18, 2007)

B. Related Party Transactions

Nature of Transaction	Financial Year (April –March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Purchases of goods	2007-08	1,226.7	22,314.6	—	23,541.3
	2006-07	601.6	17,608.8	—	18,210.4
	2005-06	914.2	12,550.3	—	13,464.5
	2004-05	68.2	9,477.8	—	9,546.0
	2003-04	61.2	7,116.3	—	7,177.5
Sale of goods (inclusive of Salestax)	2007-08	6,132.2	1,292.5	—	7,424.7
	2006-07	6,044.2	1,145.8	—	7,190.0
	2005-06	4,339.2	967.0	—	5,306.2
	2004-05	3,297.4	1,662.6	—	4,960.0
	2003-04	185.5	3,393.9	—	3,579.4
Purchase of fixed assets	2007-08	1,113.6	1,600.8	—	2,714.4
	2006-07	685.5	—	—	685.5
	2005-06	503.4	180.0	—	683.4
	2004-05	420.8	96.1	—	516.9
	2003-04	183.5	—	—	183.5
Purchase of Investments	2007-08	198.4	—	—	198.4
	2006-07	—	—	—	—
	2005-06	—	—	—	—
	2004-05	—	—	—	—
	2003-04	—	—	—	—
Sale of fixed assets (including transfer of technology in 2007-08)	2007-08	1,826.6	—	—	1,826.6
	2006-07	577.0	—	—	577.0
	2005-06	0.4	—	—	0.4
	2004-05	1.0	—	—	1.0
	2003-04	2.6	—	—	2.6
Services received	2007-08	11,481.2	612.7	64.6	12,158.5
	2006-07	9,432.6	429.1	45.7	9,907.4
	2005-06	6,454.6	529.6	37.5	7,021.7
	2004-05	5,957.2	348.0	39.3	6,344.5
	2003-04	4,696.1	543.0	33.8	5,272.9
Services rendered	2007-08	659.5	146.2	—	805.7
	2006-07	415.7	30.0	—	445.7
	2005-06	367.8	42.4	—	410.2
	2004-05	331.3	35.5	—	366.8
	2003-04	301.1	50.0	—	351.1

Nature of Transaction	Financial Year (April – March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Finance Given (including loans and equity)	2007-08	11,002.4	7,435.0	—	18,437.4
	2006-07	9,817.9	—	—	9,817.9
	2005-06	8,920.6	—	—	8,920.6
	2004-05	3,009.9	956.6	—	3,966.5
	2003-04	3,639.1	1,451.2	—	5,090.3
Finance taken (including loans and equity)	2007-08	2,312.6	—	—	2,312.6
	2006-07	1,459.8	—	—	1,459.8
	2005-06	674.5	—	—	674.5
	2004-05	445.7	—	—	445.7
	2003-04	267.1	272.3	—	539.4
Interest/Dividend Paid/ (Received) (net)	2007-08	(1,358.0)	857.7	—	(500.3)
	2006-07	(927.5)	676.0	—	(251.5)
	2005-06	(546.6)	756.6	—	210.0
	2004-05	(244.3)	32.8	—	(211.5)
	2003-04	(110.0)	526.6	—	416.6
Amount Receivable	As at March 31, 2008	1,192.6	282.7	—	1,475.3
	As at March 31, 2007	1,050.4	87.6	—	1,138.0
	As at March 31, 2006	133.7	101.5	—	235.2
	As at March 31, 2005	403.3	156.4	—	559.7
	As at March 31, 2004	471.4	168.8	—	640.2
Bills discounted (in respect of amount receivable)	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	11.9	—	11.9
	As at March 31, 2005	—	101.8	—	101.8
	As at March 31, 2004	—	—	—	—
Provision for doubtful debts	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	—	0.1	—	0.1
Amount Payable	As at March 31, 2008	1,723.7	1,689.1	—	3,412.8
	As at March 31, 2007	1,308.1	1,145.7	—	2,453.8
	As at March 31, 2006	545.8	612.6	—	1,158.4
	As at March 31, 2005	208.9	506.6	—	715.5
	As at March 31, 2004	123.5	475.3	—	598.8

Nature of Transaction	Financial Year (April – March)	Subsidiaries	JV/ Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Amount Receivable (in respect of Loans, Interest & Dividend)	As at March 31, 2008	1,015.1	2,060.8	2.7	3,078.6
	As at March 31, 2007	2,621.4	412.9	2.8	3,037.1
	As at March 31, 2006	587.9	394.7	3.0	985.6
	As at March 31, 2005	277.5	396.6	3.2	677.3
	As at March 31, 2004	590.4	135.0	3.4	728.8
Amount Payable (in respect of Loans, Interest & Dividend)	As at March 31, 2008	575.0	—	—	575.0
	As at March 31, 2007	195.8	—	—	195.8
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	—	—	—	—
Guarantees and collateral given	As at March 31, 2008	—	—	—	—
	As at March 31, 2007	—	—	—	—
	As at March 31, 2006	—	—	—	—
	As at March 31, 2005	—	—	—	—
	As at March 31, 2004	2,249.1	1,735.4	—	3,984.5

AUDITORS’ REPORT

To,

The Board of Directors,

Tata Motors Limited,

Bombay House,

24, Homi Mody Street,

Mumbai 400 001,

India.

Dear Sirs,

1.	We have examined the attached consolidated financial information of Tata Motors Limited (‘the Company’) and its subsidiaries (the Company and its subsidiaries constitute ‘the Group’), as approved by the Board of Directors of the Company, prepared in terms of the requirements of Paragraph B of Part II of Schedule II of the Companies Act, 1956 (‘the Act’) and the Securities and Exchange Board of India (SEBI) - (Disclosure and Investor Protection) Guidelines, 2000 as amended till August 28, 2008 (the ‘SEBI Guidelines’) issued by the SEBI under Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications thereto, and in terms of our engagement agreed upon with the Company in accordance with our engagement letter dated July 3, 2008 in connection with the proposed simultaneous but unlinked issue of Ordinary Shares, and ‘A’ Ordinary Shares on a Rights basis (“Rights Issue”).

2.	Financial Information as per Audited Financial Statements

We have examined the attached ‘Consolidated Summary Statement of Assets and Liabilities, as restated’ of the Group as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XVI) and the attached ‘Consolidated Summary Statement of Profit and Losses, as restated’ (Annexure XVII) for each of the years ended March 31, 2008, 2007, 2006, 2005 and 2004 together referred to herein as ‘Consolidated Restated Summary Statements’. These Consolidated Restated Summary Statements have been extracted from the consolidated financial statements of the Group as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 and have been approved/ adopted by the Board of Directors/ Members for those respective years. The audit for the years ended March 31, 2005 and 2004 was conducted by Messrs A. F. Ferguson & Co. (“AFF”) and Messrs S. B. Billimoria & Co., (“SBB”) (AFF together with SBB, the “Erstwhile Auditors”) and our opinion in so far as they relate to the amounts included in respect of these years are based solely on the reports submitted by them. The consolidated financial statements as at and for the years ended March 31, 2008, 2007 and 2006 have been audited by us are subject to following:

i.	We did not audit the financial statements of certain subsidiaries, whose financial statements reflect as follows:

			(Rs. in million)
As at and for the year ended	Total assets (net)	Total revenue	Net cash inflows/ (outflows)
March 31, 2008	22,501.8	64,989.9	116.1
March 31, 2007	26,725.3	62,842.5	(31,477.1)
March 31, 2006	17,662.2	41,500.9	3,657.1

Furthermore, we did not audit the financial statements of certain associates whose financial statements reflect as follows:

		(Rs. in million)
For the year ended	Group’s share of profit (net) for the year	Cumulative Group’s share of Profit (net) upto
March 31, 2008	578.6	944.5
March 31, 2007	463.3	547.8
March 31, 2006	312.1	388.7

These financial statements and other financial information were audited by other auditors, whose reports were furnished to us by the Management of the Group, and our opinion was based solely on the report of these other auditors.

ii.	As stated in Note 12, Annexure XIX, the financial statements of a joint venture, whose financial statements reflect the Group’s share of assets of Rs. 9,217.4 million, Group’s share of liabilities of Rs. 5,144.8 million as at March 31, 2008, total revenues of Rs. 141.4 million for the period December 28, 2007 to March 31, 2008 are unaudited and we have relied upon the unaudited financial statements as provided by the Management for the purpose of our examination of Consolidated Restated Summary Statements of the Group.

iii.	As stated in Note 14, Annexure XIX, as the audited financial statements of certain associates are not available, we have relied upon the unaudited financial statements as provided by the Management of those components for the purpose of our examination of Consolidated Restated Summary Statements. These financial statements reflect:

(Rs. in million)

For the year ended	Cumulative Group’s share of Profit / (loss) upto	Group’s share of profit / (loss) – net for the year
March 31, 2008	(46.6)	(0.5)
March 31, 2007	(17.1)	(69.1)
March 31, 2006	67.0	127.2

Based on our examination of these Consolidated Restated Summary Statements and subject to our comments in paragraph 2 above, we state that:

i.	The Consolidated Restated Summary Statements have to be read in conjunction with ‘Basis of Consolidation, Significant Accounting Policies and Notes to the Consolidated Summary Statement of Assets and Liabilities, Consolidated Summary Statement of Profit and Losses and Consolidated Statement of Cash Flows, as restated’ given in Annexure XIX to this report.

ii.	The restated profits have been arrived after adjusting for the changes in accounting policies retrospectively in respective years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

iii.	The restated profits have been arrived at after making such adjustments and regroupings as in our opinion are appropriate in the year to which they relate and are described under note [B] appearing in Annexure XIX to this report.

iv.	There are no extra ordinary items that need to be disclosed separately in the Consolidated Restated Summary Statements.

v.	There are no qualifications in the auditors’ report on the consolidated financial statements that require adjustments to the Consolidated Restated Summary Statements.

3.	Other Financial Information

We have also examined the following financial information relating to the Group as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 approved by the Board of Directors and annexed to this report:

a)	Consolidated Statement of Cash Flows, as restated for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XVIII)

b)	Basis of consolidation and Significant Accounting Policies and Notes to the Restated Summary Statements and Consolidated Cash Flow Statement, as restated (Annexure XIX)

c)	Consolidated details of Secured and Unsecured Loans as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XX)

d)	Consolidated details of Sundry Debtors as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXI)

e)	Consolidated details of Loans and Advances as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXII)

f)	Consolidated details of Investments as at March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXIII)

g)	Consolidated details of Other Income for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXIV)

h)	Consolidated Summary of Accounting Ratios related to earnings per share, net asset value and return on net worth as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXV)

i)	Consolidated Capitalisation Statement as at March 31, 2008 (Annexure XXVI)

j)	Related Party Information on a consolidated basis as at and for financial years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXVII)

k)	Consolidated Segment Information, as restated as at and for years ended March 31, 2008, 2007, 2006, 2005 and 2004 (Annexure XXVIII)

4.	Based on our examination of the financial information of the Company attached to this report, subject to our comments in paragraph 2 above, we state that in our opinion, the ‘Consolidated Restated Summary Statements’ and ‘Other Financial Information’ mentioned above, as at and for the years ended March 31, 2008, 2007, 2006, 2005 and 2004, have been prepared in accordance with Paragraph B of Part II of Schedule II of the Act and the SEBI Guidelines.

5.	This report should not, in any way, be construed as a reissuance or re-dating of any of the previous audit reports nor should this be construed as a new opinion on any of the financial statements referred to herein.

6.	This report is intended solely for use of the management and for inclusion in the Letter of Offer, in connection with the proposed simultaneous but unlinked issue of Ordinary Shares and ‘A’ Ordinary Shares on a Rights basis, to the existing shareholders of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Deloitte Haskins & Sells

Chartered Accountants

M. S. Dharmadhikari

Partner

(Membership No.30802)

Place: Mumbai

Dated: September 15, 2008

Annexure XVI

Consolidated Summary Statement of Assets and Liabilities, as restated

		As at March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
A	Fixed Assets
	[Refer Annexure XIX, C-(19)]
	Gross Block	129,895.2	103,730.5	93,050.0	78,006.3	69,751.1
	Less: Depreciation	60,456.1	53,988.9	48,311.8	37,573.8	32,366.7

	Net Block	69,439.1	49,741.6	44,738.2	40,432.5	37,384.4
	Less: Revaluation Reserve [Refer Annexure XIX, C-(7)(iv)]	255.1	259.5	263.9	—	—

	Net Block after adjustment for Revaluation Reserve	69,184.0	49,482.1	44,474.3	40,432.5	37,384.4
	Capital Work-in-Progress	59,542.0	25,875.7	9,745.0	5,409.8	3,095.7

	Total	128,726.0	75,357.8	54,219.3	45,842.3	40,480.1

B	Goodwill (on Consolidation)	5,661.6	4,430.1	4,122.1	516.2	700.1
C	Investments	26,658.3	11,745.9	12,615.0	21,263.6	23,784.3
D	Current Assets, Loans and Advances
	Interest accrued on investments	11.9	62.7	64.9	61.3	1.4
	Inventories	32,946.4	31,669.0	24,810.4	20,736.3	14,630.8
	Sundry Debtors	20,605.1	17,022.2	13,544.8	12,414.0	10,047.4
	Cash and Bank Balances	38,331.7	11,542.7	13,864.4	20,973.2	9,674.3
	Loans and Advances	100,832.2	102,404.3	59,864.2	28,081.9	11,499.6

	Total	192,727.3	162,700.9	112,148.7	82,266.7	45,853.5

E	Liabilities and Provisions
	Secured Loans	60,118.7	44,626.5	8,816.2	5,767.0	11,481.4
	Unsecured Loans	55,730.0	28,392.5	24,975.2	21,375.0	5,502.8
	Deferred Tax Liability (Net)	8,905.1	7,288.6	5,558.1	4,983.0	5,161.0
	Current Liabilities	113,295.0	77,003.9	66,100.9	59,807.9	46,665.8
	Provisions	23,253.7	16,337.8	14,370.9	13,100.6	5,626.2

	Total	261,302.5	173,649.3	119,821.3	105,033.5	74,437.2

F	Minority Interest	4,683.1	2,499.6	1,739.3	630.5	462.6

G	Net Worth (A + B + C + D - E - F)	87,787.6	78,085.8	61,544.5	44,224.8	35,918.2

H	Represented by
	Share Capital	3,855.4	3,854.1	3,828.7	3,617.9	3,568.3
	Reserves and Surplus	84,256.6	74,610.5	58,118.8	40,823.8	32,697.1
	Less: Revaluation Reserve	255.1	259.5	263.9	—	—
	Less: Miscellaneous Expenditure (to the extent not written off or adjusted)	69.3	119.3	139.1	216.9	347.2

	Net Worth	87,787.6	78,085.8	61,544.5	44,224.8	35,918.2

	The accompanying Significant Accounting Policies and Notes (Annexure XIX) are an integral part of this statement.

Annexure XVII

Consolidated Summary Statement of Profit and Losses, as restated

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Income
Sale of products and other income from operations [Refer Annexure XIX, C-(16)]	403,407.9	369,226.1	272,859.0	227,516.1	162,413.6
Less : Excise Duty	46,893.1	45,614.1	34,942.8	31,463.7	23,851.3

Net Sales	356,514.8	323,612.0	237,916.2	196,052.4	138,562.3
Dividend and other income	2,674.8	1,531.8	2,435.2	1,339.4	562.0

Total	359,189.6	325,143.8	240,351.4	197,391.8	139,124.3

Expenditure
Consumption of raw materials, components and Purchase of products for sale	243,758.4	223,725.9	162,586.2	134,892.6	87,948.9
Processing charges	4,840.2	4,803.2	3,747.2	3,019.7	1,737.6
Payments to and provisions for employees	27,451.6	24,157.9	17,831.2	14,376.5	10,888.5
Expenses for manufacture, administration and selling	51,342.2	41,944.8	29,096.2	23,009.0	17,575.8
Changes in Stock-in-trade and Work-in-progress	(3.0)	(4,112.6)	(2,406.2)	(2,168.4)	1,497.9
Expenditure transferred to Capital and Other Accounts	(13,607.0)	(7,399.1)	(3,795.8)	(2,673.8)	(1,493.0)

Total	313,782.4	283,120.1	207,058.8	170,455.6	118,155.7

Profit before Depreciation, Interest, Exceptional Items and Tax	45,407.2	42,023.7	33,292.6	26,936.2	20,968.6
Product development expenditure	659.5	850.2	717.7	671.2	516.4
Depreciation and amortisation	7,820.7	6,880.9	6,233.1	5,310.1	4,255.6
Interest and Discounting charges (net of interest income and interest capitalised) [Refer Annexure XIX, C-(17)]	7,430.6	4,058.1	2,460.1	1,696.6	1,937.8
Amortisation of Miscellaneous expenditure in subsidiaries	9.0	5.2	0.2	29.3	116.5
Adjustment of Miscellaneous expenditure in subsidiaries	0.6	1.4	25.3	37.8	86.4

Profit before Exceptional Items and tax	29,486.8	30,227.9	23,856.2	19,191.2	14,055.9
Exceptional Items
Exchange gain / (loss) [(net) on revaluation of foreign currency borrowings, deposits and loans given]	1,376.1	652.1	(391.7)	(748.1)	306.4

Profit before Tax	30,862.9	30,880.0	23,464.5	18,443.1	14,362.3
Tax Expense [Refer Annexure XIX, C-(18) (i)]	(8,515.4)	(8,832.1)	(6,400.0)	(4,906.2)	(5,307.7)

Net Profit after Tax (Before Adjustments)	22,347.5	22,047.9	17,064.5	13,536.9	9,054.6
Effect of changes in Significant Accounting Policies:
Adjustments to Profit before Tax	(105.0)	320.3	251.3	(452.1)	249.7
Tax on Adjustments [Refer Annexure XIX, C-(18) (ii)]	35.6	(47.4)	(90.6)	122.8	(119.3)
Adjusted Net Profit after Tax (C/F)	22,278.1	22,320.8	17,225.2	13,207.6	9,185.0

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Share of Minority Interest	(1,322.5)	(742.2)	(222.9)	(84.8)	(44.4)
Share of Profit in respect of investment in associate companies	652.0	394.2	439.3	401.3	180.5
Goodwill written off	—	—	—	—	(37.8)

Profit for the year, as restated	21,607.6	21,972.8	17,441.6	13,524.1	9,283.3
Balance brought forward from previous year	13,524.3	9,420.9	5,764.5	2,583.2	(908.8)
Less : Arrears of preference dividend pertaining to erstwhile Tata Finance Ltd (including tax)	—	—	199.4	—	—

	13,524.3	9,420.9	5,565.1	2,583.2	(908.8)
Translation on opening balance in respect of foreign subsidiaries	—	(10.0)	12.3	—	—
Adjustment in respect of investment in associate companies	—	—	—	22.3	—

Amount available for Appropriation, as restated	35,131.9	31,383.7	23,019.0	16,129.6	8,374.5

Appropriations
Tax on interim dividend by subsidiaries	108.9	45.6	—	—	—
Proposed Dividend	5,784.3	5,780.7	4,979.4	4,521.9	2,821.1
Tax on Proposed Dividend (including Group’s share of subsidiaries dividend tax)	874.2	1,055.2	864.5	697.3	388.8
Residual dividend paid for FY 2003-04 (including tax)	—	—	—	15.4	—
Residual dividend paid for FY 2005-06 (including tax)	—	0.7	—	—	—
General Reserve	10,474.3	10,316.3	7,683.7	5,161.6	2,530.5
Special Reserve	122.0	52.6	14.3	15.8	4.0
Debenture Redemption Reserve	—	—	—	(46.9)	46.9
Reserve for Research and Human Resource Development	322.5	608.3	56.2	—	—
Earned Surplus Reserve	14.2	—	—	—	—
Balance carried to Balance Sheet, as restated	17,431.5	13,524.3	9,420.9	5,764.5	2,583.2

Total	35,131.9	31,383.7	23,019.0	16,129.6	8,374.5

Note:

The accompanying Significant Accounting Policies and Notes are an integral part of this statement. Please refer Annexure XIX, B, significant changes in accounting policies for which effects have been given in the above statement.

Annexure XVIII

Consolidated Statement of Cash Flows, as restated

		For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
A.	Cash flow from Operating Activities
	Profit for the year, as restated	21,607.6	21,972.8	17,441.6	13,524.1	9,283.3
	Adjustments for:
	Depreciation (including Lease Equalisation adjusted in income)	7,904.3	6,673.1	6,144.2	5,298.8	4,217.1
	(Profit) / loss on sale of assets (net)	(199.3)	(173.9)	(57.4)	60.8	111.8
	Profit on sale of investments (net)	(1,358.9)	(429.4)	(1,678.8)	(538.5)	(138.2)
	(Reversal of provision) / Provision for diminution in value of investments (net)	(29.3)	11.8	17.0	40.0	(7.0)
	Provision for inter corporate deposits (net)	(7.7)	—	—	—	—
	Gain on transfer of activity relating to financing of Construction Equipments	(760.0)	—	—	—	—
	(Gain) / Loss on Liquidation of subsidiaries	(6.4)	30.6	—	—	—
	Share of Profit in respect of investments in associate companies	(652.0)	(394.2)	(439.3)	(401.3)	(180.5)
	Share of minority interest	1,322.5	742.2	222.9	84.8	44.4
	Goodwill written off	—	—	—	—	37.8
	Wealth tax	(2.4)	6.8	4.9	5.7	5.7
	Tax expense	8,479.7	8,879.5	6,490.6	4,783.4	5,427.0
	Interest and discounting charges (net of dividend)	6,197.0	2,975.3	1,789.6	895.7	1,514.0
	Gain on issue of shares by a subsidiary	(46.6)	(19.6)	(86.2)	—	—
	Exchange difference	(260.2)	(875.6)	322.6	(63.6)	(401.9)
	Amortisation of miscellaneous expenditure	9.6	6.6	25.5	67.1	202.9
	Employee Separation Cost	40.4	40.3	56.1	75.6	69.5

		20,630.7	17,473.5	12,811.7	10,308.5	10,902.6

	Operating Profit before working capital Changes	42,238.4	39,446.2	30,253.3	23,832.6	20,185.9
	Adjustments for:
	Trade and other receivables	(6,983.6)	(7,841.3)	(5,107.5)	(1,652.3)	2,127.5
	Inventories	(1,228.5)	(6,840.1)	(4,051.6)	(5,848.9)	(35.1)
	Trade and other payables	29,138.5	12,673.4	3,274.8	12,823.5	7,529.4

		20,926.4	(2007.9)	(5,884.3)	5,322.3	9,621.8
	Vehicle / other loans and hire purchase receivables	(527.6)	(39,330.5)	(17,702.6)	(10,487.0)	(2,643.1)
	Miscellaneous expenditure incurred during the year	—	—	—	—	(352.5)

		20,398.8	(41,338.4)	(23,586.9)	(5,164.7)	6,626.2

	Cash generated from / (used in) Operations	62,637.2	(1,892.2)	6,666.4	18,667.9	26,812.1
	Direct Taxes Paid (net)	(6,681.7)	(6,862.6)	(5,561.8)	(4,622.1)	(100.6)

	Net Cash from / (used in) Operating Activities	55,955.5	(8,754.8)	1,104.6	14,045.8	26,711.5

B.	Cash Flow from Investing Activities
	Purchase of fixed assets	(52,803.9)	(27,587.5)	(12,591.9)	(8,739.7)	(3,110.7)
	Loan to associates	(533.4)	—	—	(396.6)	—
	Loan given to affiliate company	—	—	—	(4,700.0)	—
	Debenture application money in associate companies	—	—	—	—	(246.7)
	Sale of fixed assets	464.4	993.4	154.5	300.2	148.9
	Proceeds from transfer of activity relating to financing of Construction Equipments	8,874.2	—	—	—	—
	Investment in associate companies	(955.1)	—	(0.2)	(233.4)	—

		For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	Investments in Mutual Fund (made) / sold (net)	(7,922.8)	1,383.5	8,076.5	4,773.0	(15,239.6)
	Acquisition of subsidiary company	—	—	(4,589.5)	(92.4)	(2,530.4)
	Investment in joint venture	(4,420.9)	—	—	—	—
	Investment - others	(4,216.8)	(183.5)	(690.6)	(3,254.9)	(706.4)
	Refund of acquisition tax	—	—	—	42.9	—
	Refund from escrow account	—	—	33.4	—	—
	Decrease / (Increase) in Investments in retained interests in securitisation transactions	142.6	(286.6)	914.7	595.8	(524.6)
	(Purchase) / Sale of Investments in subsidiary companies	1,642.5	—	2,062.8	(94.7)	(20.1)
	Sale of Investments in associate company	183.9	14.6	—	—	—
	Sale / redemption of investments – others	2,452.1	420.4	396.2	1,252.6	443.1
	Proceeds received on liquidation of subsidiaries	6.5	—	—	—	—
	Payment for purchase of business from administrator	—	(4.4)	—	—	—
	Interest received	1,546.0	450.1	753.4	495.9	334.1
	Dividend received from associates	180.7	307.8	—	—	420.0
	Dividend / Income on investments received	809.8	1,027.3	749.6	1,028.3	—
	Receipt of Long Term Inter-corporate deposits	269.2	—	—	—	—
	Decrease / (Increase) in short term Inter-corporate deposits	306.8	(600.0)	257.4	(370.0)	0.6

	Net Cash used in Investing Activities	(53,974.2)	(24,064.9)	(4,473.7)	(9,393.0)	(21,031.8)

C.	Cash Flow from Financing Activities
	Proceeds from issue of Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS) (net of issue expenses)	19,699.9	—	4,449.9	17,315.0	4,491.4
	Premium on redemption of debentures	—	—	—	(118.6)	(371.4)
	Stamp duty on FCCN conversion	(0.1)	(0.9)	(3.7)	—	—
	Proceeds from long term borrowings	54,629.8	42,135.1	2,713.8	2,315.2	4,789.5
	Repayment of long term borrowings	(43,955.3)	(9,779.8)	(6,263.6)	(6,230.2)	(8,434.3)
	Increase / (Decrease) in short term borrowings (net)	11,385.1	8,610.0	989.5	(3,508.5)	(148.0)
	Proceeds from issue of shares	—	—	—	718.1	2,342.1
	Proceeds from issue of shares to minority shareholders	626.8	155.8	373.1	2.3	2.0
	Payment of premium on long term forward contracts	—	(30.7)	—	—	—
	Preliminary expenses incurred	—	(27.1)	—	—	—
	Dividend paid (including Dividend Tax)	(6,850.8)	(5,753.9)	(5,240.2)	(1,681.1)	(2,992.6)
	Tax paid on Interim Dividend by Subsidiaries	—	(45.6)	—	—	—
	Dividend paid to minority shareholders	(170.8)	(73.4)	—	—	—
	Interest paid (Note (i))	(10,495.9)	(4,653.8)	(3,256.1)	(2,417.3)	(2,637.0)

	Net Cash from / (used in) Financing Activities	24,868.7	30,535.7	(6,237.3)	6,394.9	(2,958.3)

	Net Increase / (Decrease) in Cash and cash equivalents	26,850.0	(2,284.0)	(9,606.4)	11,047.7	2,721.4
	Cash and cash equivalents (Opening Balance)	11,542.7	13,864.4	20,973.2	9,674.3	2,575.4
	Add: Cash and Bank balance taken over on amalgamation of TFL	—	—	1,945.8	—	—
	Add: Cash and Bank balance taken over on acquisition of TMISL	—	—	—	25.9	4,397.9
	Add: Cash and Bank balance taken over on acquisition of INCAT, TTPL and CEDIS	—	—	579.7	—	—

		For the year ended March 31,
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	Add: Cash and Bank balance taken over on acquisition of stake in a joint venture	179.2	—	—	—	—
	Less: Cash and bank balances of subsidiaries under liquidation, taken over by Administrator	—	(5.5)	—	—	—
	Add / (Less): Translation adjustment on opening cash and bank balance of foreign subsidiaries	(48.4)	43.2	32.2	225.3	5.2
	Add / (Less):Translation adjustment on reserves of foreign subsidiaries	(46.3)	(62.6)	1.9	—	—
	Less: Exchange fluctuation on FCCN proceeds kept outside India and on foreign currency bank balances	(145.5)	(12.8)	(62.0)	—	(25.6)

	Cash and cash equivalents (Closing Balance) (Note (ii))	38,331.7	11,542.7	13,864.4	20,973.2	9,674.3

	Notes:
(i)	Including discounting charges	2,963.0	1,722.7	1,677.3	1,465.2	1,132.1
(ii)	Breakup of Cash and Cash equivalents:
	(a) Cash on hand	50.5	60.9	75.8	20.5	11.4
	(b) Current Account with Scheduled Banks	10,560.7	6,513.3	3,713.1	3,678.5	4,838.6
	(c) Current Account with other than Scheduled Banks	293.9	423.4	1,049.5	462.5	695.6
	(d) Short term deposit with Banks*	11,485.9	530.2	6,077.8	16,047.3	2,455.4
	(e) Margin Money / Cash Collateral with Scheduled Banks	15,940.7	4,014.9	2,948.2	764.4	1,673.3

		38,331.7	11,542.7	13,864.4	20,973.2	9,674.3

*	Includes unutilized proceeds from FCCN / CARS issue including interest thereon

Annexure XIX

Basis of Consolidation, Significant Accounting Policies and Notes to the Consolidated Summary Statement of Assets and Liabilities, Consolidated Summary Statement of Profit and Losses and Consolidated Statement of Cash Flows, as restated

A.	Basis of Consolidation and Significant Accounting Policies

1	Basis of Consolidation:

The consolidated financial statements relate to Tata Motors Limited (the Company), its subsidiary companies, joint venture and associates. The Company and its subsidiaries constitute the Group.

(a)	Basis of Accounting:

(i)	The financial statements of the subsidiary companies / joint venture used in the consolidation are drawn upto the same reporting date as of the Company i.e. year ended March 31, 2008.

(ii)	The financial statements of the Group have been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, which are notified under the Companies (Accounting Standards) Rules, 2006 and other generally accepted accounting principles in India.

(b)	Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

(i)	The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses have been fully eliminated.

(ii)	The consolidated financial statements include the share of profit / loss of the associate companies which has been accounted as per the ‘Equity method’, and accordingly, the share of profit / loss of each of the associate companies (the loss being restricted to the cost of investment) has been added to / deducted from the cost of investments.

An Associate is an enterprise in which the investor has significant influence and which is neither a Subsidiary nor a Joint Venture of the investor.

(iii)	The financial statements of the joint venture company have been combined by using proportionate consolidation method and accordingly, venturer’s share of each of the assets, liabilities, income and expenses of jointly controlled entity is reported as separate line items in the Consolidated Financial Statements.

(iv)	The excess of cost to the Company of its investments in the subsidiary companies / joint venture over its share of equity of the subsidiary companies / joint venture, at the dates on which the investments in the subsidiary companies / joint venture are made, is recognised as ‘Goodwill’ being an asset in the Consolidated Financial Statements. Alternatively, where the share of equity in the subsidiary companies / joint venture as on the date of investment is in excess of cost of investment of the Company, it is recognised as ‘Capital Reserve’ and shown under the head ‘Reserves and Surplus’, in the Consolidated Financial Statements.

(v)	Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

(c)	The following subsidiary companies are considered in the consolidated financial statements:

Sr No.	Name of the Subsidiary Company	Country of incorporation	% of holding either directly or through subsidiaries as at March 31, 2008
	Direct Subsidiaries
1	Tata Daewoo Commercial Vehicle Co. Ltd	South Korea	100.00
2	Telco Construction Equipment Company Ltd (Sold 20% stake in the year 2005-06)	India	60.00
3	HV Axles Ltd (Sold 15% stake in the year 2007-08)	India	85.00
4	HV Transmissions Ltd (Sold 15% stake in the year 2007-08)	India	85.00
5	TAL Manufacturing Solutions Ltd	India	100.00
6	Sheba Properties Ltd	India	100.00
7	Concorde Motors (India) Ltd	India	100.00
8	Tata Motors Insurance Services Ltd	India	100.00
9	Tata Motors European Technical Centre Plc., UK	UK	100.00
10	Tata Technologies Ltd	India	81.71
11	Tata Motors Finance Ltd. (Formerly known as Tata Motors Financial Services Ltd)	India	100.00
12	Tata Marcopolo Motors Ltd	India	51.00
13	Tata Motors (Thailand) Ltd	Thailand	70.00
14	TML Holdings Pte Ltd, Singapore (w.e.f. Feburary 4, 2008)	Singapore	100.00
15	TML Distribution Company Ltd. (w.e.f. March 28, 2008)#	India	100.00
16	Tata Motors (SA) (Proprietary) Ltd. (w.e.f. December 5, 2007)+	South Africa	60.00
	Indirect Subsidiaries
17	INCAT (Thailand), Ltd.	Thailand	81.71
18	Tata Technologies Pte. Ltd., Singapore	Singapore	81.71
19	INCAT International PLC.	UK	81.71
20	INCAT Ltd.	UK	81.71
21	INCAT SAS.	France	81.71
22	INCAT GmbH.	Germany	81.71
23	INCAT Holdings B.V.	Netherlands	81.71
24	Lemmerpoort B.V.(Formely known as INCAT Engineering Solutions BV )*	Netherlands	81.71
25	INCAT K.K.	Japan	81.71
26	Tata Technologies iKS Inc. (Formerly known as iKnowledge Solutions Inc.)	USA	81.71
27	INCAT Systems Inc.	USA	81.85
28	Integrated Systems Technologies de Mexico, S.A. de C.V.	Mexico	81.85
29	INCAT Solutions of Canada Inc.	Canada	81.85
30	TML Holdings Ltd, UK (w.e.f. Feburary 6, 2008)	UK	100.00

#	Pending allotment.

+	Subscription awaited.

*	Company is under liquidation and hence the control doesn’t exist with the holding company now. Consequently, has not been consolidated.

(d)	The following Joint Venture company is considered in the consolidated financial statements:

Name of the Joint Venture Company	Country of incorporation	% of holding as at March 31, 2008
Fiat India Automobiles Private Limited (w.e.f. December 28, 2007)	India	49.48

(e)	The following Associate companies are considered in the consolidated financial statements:

Sr No.	Name of the Associate Company	Country of incorporation	% of holding as at March 31, 2008
1	Tata Cummins Ltd	India	50.00
2	Tata AutoComp Systems Ltd	India	50.00
3	Nita Company Ltd	Bangladesh	40.00
4	Tata Precision Industries Pte Ltd #	Singapore	49.99
5	Hispano Carocerra S.A. #	Spain	21.00
6	TSR Darashaw Ltd	India	26.00
7	Telcon Ecoroad Resurfaces Pvt Ltd *	India	24.55
8	Automobile Corporation of Goa Ltd (w.e.f May 21, 2007)	India	37.79

*	Associate of Telco Construction Equipment Co Ltd (Telcon) one of the subsidiaries.

#	The investments in these associates have been reported at Nil value as the company’s share of losses exceeds the carrying amount of investment.

2	Significant Accounting Policies:

(a)	Revenue Recognition

The Company recognises revenue on the sale of products when the products are delivered to the dealer / customer or when delivered to the carrier for exports sales, which is when risks and rewards of ownership pass to the dealer /customer.

Sales are net of discount and inclusive of income from services, excise duty, transfer of technology relating to automotive products, export and other incentives and exchange fluctuations on export receivables.

Revenue from software consultancy on time and materials contracts is recognised based on certification of time sheet and billed to clients as per the terms of specific contracts. On fixed price contracts, revenue is recognised based on milestone achieved as specified in the contracts on the proportionate completion method on the basis of the work completed. Revenue from rendering annual maintenance services is recognised proportionately over the period in which services are rendered.

Revenue from the SAP end user licenses is recognised on transfer of user licenses.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the quantum of work carried out. Revenue in respect of contracts in progress at the year-end is recognised at cost plus attributable profits, where applicable, and included under “Sale of Products and Services”, in the Profit and Loss Account. Provision for foreseeable loss on contracts in progress is made fully.

(b)	Depreciation

(i)	Depreciation is provided on straight line method basis (SLM) over the estimated useful lives of the assets except for assets acquired before April 1, 1975, which are depreciated on a written down value basis. Estimated useful lives of assets are as follows:

Type of Asset	Estimated useful life (years)
Factory Building	20 to 40
Plant and Equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20
Technical know-how	2 to 10

Capital assets, the ownership of which does not vest with the Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.

Software in excess of Rs. 25,000 is amortised over a period of thirty six months to sixty months or on the basis of estimated useful life whichever is lower.

(ii)	Assets given on lease as on March 31, 2000 acquired upon merger with Tata Finance Limited are depreciated at rates specified in Schedule XIV to the Companies Act, 1956. The differences between the depreciation charge as computed using the Internal Rate of Return (IRR) implicit in the lease, to ensure capital recovery over the primary lease period, and the charge as disclosed for the year, is reflected in the lease equalisation account.

(iii)	In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c)	Fixed Assets

(i)	Fixed Assets are stated at cost of acquisition or construction less accumulated depreciation / amortisation. All costs relating to the acquisition and installation of Fixed Assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of qualifying Fixed Assets, upto the date the asset / plant is ready for intended use.

(ii)	The product development cost incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets [included in the fixed assets] and are amortised over a period of 36 months to 120 months or on the basis of actual production to planned production volume over such period after commencement of the commercial production of the underlying product.

(iii)	Software not exceeding Rs. 25,000 and product development costs relating to minor product enhancement, facelifts and upgrades are charged off to Profit and Loss Account as and when incurred.

(d)	Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases except for those stated in (b)(ii) above, are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e)	Transactions in Foreign Currencies

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange difference arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of liabilities for the acquisition of Fixed Assets from a country outside India and liabilities incurred prior to April 1, 2004, where such exchange difference is adjusted in the carrying cost of fixed assets.

Premium or discount on forward contracts is amortised over the life of such contracts and is recognised as income or expense, except in respect of liabilities for the acquisition of Fixed Assets incurred prior to April 1, 2004, where such amortisation is adjusted to carrying cost of Fixed Assets. Foreign currency options are stated at fair value as at year end.

On consolidation, the assets, liabilities and goodwill or capital reserve arising on the acquisition, of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expenditure items are translated at the average exchange rates for the year. Exchange differences arising are recognised in the Group’s Translation Reserve classified under Reserves and Surplus.

(f)	Product Warranty Expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidence based on corrective actions on product failures.

(g)	Income on Vehicle Loan / Hire-Purchase Income / Finance Income from Lease

Interest income from hire purchase and loan contracts and finance income in respect of vehicles and income from plant given on lease, are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract. The Company provides an allowance for hire purchase and loan receivables that are in arrears for more than 11 months, to the extent of an amount equivalent to the outstanding principal and amounts due but unpaid. In respect of loan contracts that are in arrears for more than 6 months but not more than 11 months, allowance is provided to the extent of 10% of the outstanding and amount due but unpaid.

(h)	Sale of Vehicle Loans

The Company sells Vehicle Loans to Special Purpose Entities (“SPE”) / direct assignments in securitisation transactions.

Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities, cash collateral and bank guarantees. The loans are derecognised in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of loans are recognised in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, except for subsidiaries which are governed by prudential norms for income recognition issued by the Reserve Bank of India for Non Banking Financial Companies (NBFC), where gains or losses on sale are accounted for as per these norms.

(j)	Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average / monthly moving weighted average basis. Cost of Work-in-progress and finished goods are determined on full absorption cost basis.

(k)	Employee Benefits

(i)	Gratuity / Pension

The Company and some of its subsidiaries have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company and the said subsidiaries make annual contributions to gratuity funds established as trusts. Some subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. The Company and some of its subsidiaries account for the liability for gratuity benefits payable in future based on an independent actuarial valuation. Tata Daewoo Commercial Vehicle Company Limited, TDCV a subsidiary company incorporated in Korea has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

(ii)	Superannuation

The Company and some of its subsidiaries have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. The Company and the said subsidiaries account for superannuation benefits payable in future under the plan based on an independent actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

The Company and some of its subsidiaries maintain separate irrevocable trusts for employees covered and entitled to benefits. The Company and its subsidiaries contributes up to 15% of the eligible employees’ salary to the trust every year. Such contributions are recognised as an expense when incurred. The Company and the said subsidiaries have no further obligation beyond this contribution.

(iii)	Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of the Company and some of its subsidiaries. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. The Company and the said subsidiaries account for the liability for BKY benefits payable in future based on an independent actuarial valuation.

(iv)	Post-retirement Medicare Scheme

Under this scheme, employees of the Company and some of its subsidiaries get medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. The Company and the said subsidiaries account for the liability for post-retirement medical scheme based on an independent actuarial valuation.

(v)	Provident fund

The eligible employees of the Company and its subsidiaries are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the company/subsidiaries make monthly/annual contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as irrevocable trust by the Company and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The Company and its subsidiaries are generally liable for monthly/annual contributions and any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognises such contributions and shortfall, if any, as an expense in the year incurred.

(vi)	Compensated absences

The Company and some of its subsidiaries provides for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilised leave at each balance sheet date on basis of an independent actuarial valuation.

(l)	Investments

(i)	Long term investments are stated at cost less other than temporary diminution in value, if any.

(ii)	Investment in associate companies are accounted as per the ‘Equity method’, and accordingly, the share of post acquisition reserves of each of the associate companies has been added to / deducted from the cost of investments.

(iii)	Current investments comprising investments in mutual funds are stated at lower of cost and fair value, determined on a portfolio basis.

(m)	Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income - Tax Act, 1961 or applicable foreign tax law in case of foreign subsidiaries. Current tax includes Fringe benefit tax.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n)	Issue expenses / Redemption premium / discount on Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS)

Issue expenses and premium payable on redemption of FCCN / CARS as per the terms of issue is provided fully in the year of issue by adjusting against the Securities Premium Account (SPA) (net of deferred tax). Any changes to this premium payable on account of conversion or exchange fluctuation is also adjusted in SPA (net of deferred tax). Discount on redemption of FCCN, if any, will be recognised on redemption.

(o)	Borrowing costs

Fees towards structuring / arrangements and underwriting and other incidental costs incurred in connection with borrowings are amortised over the period of the loan from the current year. In the past such fees / costs (being immaterial) were charged to profit and loss account.

(p)	Business Segments

The Group’s reportable operating segment consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

Segment revenues, expenses and results include transfer between business segments. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

(q)	Miscellaneous Expenditure (to the extent not written off or adjusted)

Costs under individual Employee Separation Schemes are amortised over periods between 24 to 84 months depending upon the estimated future benefit.

B.	Significant Changes in Accounting Policies

(a)	From the year 2003-04, consequent to the Accounting Standard on ‘Intangible Assets’ (AS 26) becoming applicable, expenditure on product development which was earlier classified as deferred revenue expenditure and amortised on systematic basis, is being accounted in accordance with the said Standard. Accordingly,

(i)	Product development cost on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets.

(ii)	Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) are being charged off to Profit and Loss Account.

(b) (i)	From the year 2004-05, premium payable on redemption of FCCN / CARS has been fully provided in the year of issuance, in view of the Accounting Standard - AS 29 “Provisions, Contingent Liabilities and Contingent Assets” becoming applicable, as against the earlier practice of providing such premium on a pro-rata basis over the maturity period of such instrument. As per the policy followed by the Company, such premium is debited to Securities Premium Account (SPA). For the purpose of these statements, the premium payable has been fully provided in the year of issuance for earlier years, against SPA. This adjustment has no effect on Profit and Loss Account.

(ii)	Consequent to the clarification issued by The Institute of Chartered Accountants of India, premium payable on redemption of FCCN/ CARS is recognised net of tax in SPA. The effect of the clarification has been accounted in respective years.

(c)	In the year 2006-07, consequent to revision of Accounting Standard - AS 15 “Employee Benefits”, the Company has adopted the revised accounting standard effective April 1, 2006. The transitional impact upto March 31, 2006 which was adjusted to General Reserve as per revised AS 15, has been reversed to the respective earlier years.

(d)	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of liabilities for the acquisition of imported assets are recognised in the profit and loss account against the earlier requirement of adjusting these to the carrying cost of such fixed assets except for such differences in respect of liabilities incurred prior to April 1, 2004, accordingly these exchange differences, which were earlier included in Fixed Assets have been recognised in the Profit and Loss Account in respective years.

(e)	In the year 2007-08, the Company has changed the amortisation period having regard to the nature of the new vehicle platform / products under development and accordingly new vehicle platforms and products are being amortised over a period of 36 months to 120 months against the amortisation period of 36 months followed in the previous years. The effect of this policy has been adjusted to the respective earlier years.

(f)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts for highly probable forecasted transactions as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement. Accordingly, all such contracts outstanding as on March 31, 2008 are marked to market.

Summary of the effect of changes in significant accounting policies and other changes credited / (debited) to the Profit and Loss Account:

Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
(i)	Product Development Expenditure (Note B (a))	—	—	—	—	308.8
(ii)	Employee benefits (Note B (c))	—	—	130.3	(435.7)	(5.2)
(iii)	Exchange difference on Fixed Assets (Note B (d))	—	181.7	—	—	—
(iv)	Amortisation of product development cost (net) (Note B (e))	(128.4)	170.0	104.3	11.3	—
(v)	Valuation of forward contracts at marked to market as per AS 30 (Note B (f))	23.4	(31.4)	16.7	(27.7)	(84.1)
(vi)	Short/Excess debit/credit prior year	—	—	—	—	30.2

		(105.0)	320.3	251.3	(452.1)	249.7
	Tax effect of adjustments	35.6	(47.4)	(90.6)	122.8	(119.3)

Deferred tax effects as per B (b)(ii) credited / (debited) in respective years to the Reserves and Surplus:
Particulars		2008	2007	2006	2005	2004
		(Rs. in million)
	Deferred tax on Premium (including exchange difference) on Redemption of FCCN	(74.8)	(37.5)	15.4	926.6	61.6

Summary of the effect of changes in significant accounting policies and other changes credited / (debited) to the Reserves and Surplus as on March 31, 2003:

Particulars		Impact prior to April 1, 2003
		(Rs. in million)
(i)	Product Development Expenditure (Note B (a))	(300.6)
(ii)	Employee benefits (Note B (c))	(343.4)
(iii)	Short/Excess debit/credit prior year	(30.2)

		(674.2)
	Tax effect of adjustments	292.3

C.	Notes:

(1)	On March 30, 2004, the Company acquired Tata Daewoo Commercial Vehicle Co Ltd. (Formerly known as Daewoo Commercial Vehicle Co. Ltd) (TDCV), South Korea. The Company purchased equity shares for KRW 60.3 billion (Rs. 2,530.4 million, including other expenses of Rs. 201.0 million incurred for acquisition as at March 31, 2004). TDCV is engaged in the manufacture, sale and distribution of commercial vehicles.

TDCV contributed Rs. 57.7 million of revenue and Rs. 4.5 million of profit after tax for two days, for the period between the date of acquisition and the balance sheet date. As at March 31, 2004 the consolidated balance sheet includes net assets of Rs. 5,879.7 million relating to TDCV. The Comparative figures for the year ended March 31, 2008, 2007, 2006 and 2005 includes the results of operations of TDCV for the entire year and as such, the financial results for the year ended March 31, 2004 are not comparable.

(2)	During the year 2003-04, in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956 and the approval of the High Court of Judicature at Mumbai, HV Axles Ltd and HV Transmission Ltd, subsidiary companies, had adjusted against Securities Premium account, the balance in the miscellaneous expenditure of Rs. 42.1 million and Rs. 44.3 million respectively (net of deferred tax Rs. 23.6 million and Rs. 19.7 million respectively) and the debit balance of profit and loss account of Rs. 169.7 million and Rs. 291.6 million respectively. Consequently, miscellaneous expenditure, net of deferred tax, and goodwill recorded in prior years had been written off in the Consolidated Profit and Loss Account for the year ended March 31, 2004.

(3)	In accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956 and the approval of High court of Judicature at Mumbai, TAL Manufacturing Solutions Ltd, a subsidiary, has during the year 2004-05 adjusted against Share Capital, the balance in the miscellaneous expenditure of Rs. 37.8 million, employee separation cost of Rs. 21.5 million, other expenses of Rs. 9.1 million and the debit balance in the profit and loss account of Rs. 781.6 million. Consequently, miscellaneous expenditure, employee separation cost and other expenses have been written off in the Consolidated Profit and Loss Account.

(4)	In terms of scheme approved by the High Courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Tata Motors Insurance Services Ltd (TMISL) (formerly known as Concorde Motors Ltd) has been transferred to Concorde Motors (India) Ltd. (CMIL) (formerly known as Minicar (India) Ltd) with effect from January 1, 2004. The effect of the demerger has been given in the respective books of the account in 2004-05.

(5)	The Company has made further investment of Rs. 92.4 million on October 21, 2004 in TMISL by way of purchase of shares from Tata Finance Ltd. and Tata Industries Ltd. Consequently, TMISL became a 100% subsidiary of the Company.

(6)	In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 28, 2005, of Hon’ble High Court of Judicature at Mumbai, Tata Finance Ltd. (TFL) whose core business is providing finance for commercial vehicles, passenger cars and construction equipment was amalgamated with the Company with effect from April 1, 2005.

Principal terms of the amalgamation were as follows:

i.	the assets, liabilities, rights and obligations of TFL have been vested in the Company with effect from 1st April, 2005 and have been recorded at their respective carrying values under the pooling of interest method of accounting for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in 6 (iii) below.

ii.	1,45,04,949 Equity shares of Rs.10 each of the Company were issued as fully paid-up to the holders of 18,13,11,857 Equity Shares of TFL, in the ratio of 8 shares of the Company of Rs.10 each for every 100 shares of TFL of Rs.10 each, without payment being received in cash.

iii.	the debit balance of Rs. 1,047.5 million remaining in the Profit and Loss Account of TFL has been transferred to General Reserves and an amount of Rs. 204.7 million (net of deferred tax), has been adjusted to the General Reserves to ensure uniform set of accounting policies, in respect of some of the items of TFL.

iv.	the reserves of TFL have been incorporated in the Company’s books of account as reduced by Rs. 599.3 million towards cost of investments of the Company in the Equity Shares of TFL.

v.	the Preference Share Capital of TFL of Rs.1,500.0 million has been fully adjusted against the investments of the Company in the said Capital.

vi.	the difference of Rs.1,853.0 million between the amounts recorded as Equity Share Capital to be issued to TFL shareholders and the amount of the Equity Share Capital of TFL has been credited to the General Reserve of the Company.

vii.	Arrears of dividend on cumulative preference shares of TFL has been provided from the brought forward profits of the Company.

(7)	In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 29, 2005, of Hon’ble High Court of Judicature at Mumbai, Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital Finance (Bombay) Ltd (SCFL) which were 100% subsidiary of the Company as on March 31, 2005 were amalgamated with the Company with effect from April 1, 2005.

In accordance with the said Scheme:

i	The assets, liabilities, rights and obligations of TDDL and SCFL were vested in the Company with effect from April 1, 2005 and were recorded at their respective carrying values under the pooling of interest method of accounting for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in (ii) below.

ii	the credit balance of Rs. 6.6 million remaining in the Profit and Loss Account of TDDL and the debit balance of Rs. 0.10 million of SCFL were transferred to General Reserve of the Company and an amount of Rs. 0.8 million was adjusted to the General Reserve to ensure uniform set of accounting policies, in respect of some of the items of TDDL.

iii	the paid up share capital of TDDL and SCFL of Rs. 6.5 million and Rs. 0.5 million respectively were adjusted against the cost of investment of the Company in the equity share capital of TDDL and SCFL respectively, and the balance cost of investment of Rs. 446.1 million and Rs. 7.7 million of the Company in the equity share capital of TDDL and SCFL respectively, were adjusted against the reserves of the Company as under :

•	Securities Premium Rs. 115.6 million (TDDL)

•	General Reserves Rs. 338.2 million

iv	the Special Reserve (created pursuant to section 45 IC of the RBI Act, 1934) of Rs. 12.7 million and the Revaluation Reserve of Rs. 268.2 million were recorded in the Company’s books in the same form.

(8)	Tata Technologies Inc., USA, an indirect subsidiary of the Company acquired during the year 2005-06 INCAT International Plc. (INCAT), a UK based company engaged in the business of Product Lifecycle Management, engineering and design, IT software and infrastructure services and solutions, rendering services principally to the automotive, aerospace and durable goods manufacturing industries.

(9)	The Company held 35.59% of the issued share capital of Niskalp Investments and Trading Company Limited upto January 20, 2006. This investment had not been accounted for as an associate as per AS-23, as the management had intentions to sell it off and it had been sold on January 20, 2006.

(10)	The financial statements and financial results for the year ended March 31, 2006 and onwards include net assets and results of operations of erstwhile Tata Finance Ltd (an amalgamated company with effect from April 1, 2005), INCAT International Plc. (an acquired company with effect from October 3, 2005), Tata Technologies (Thailand) Limited ( an acquired company from October 10, 2005) and Tata Technologies Pte. Limited, Singapore (an acquired company from December 7, 2005). Thus, the statement of assets and liabilities and results of operations for earlier periods are not comparable to that extent.

(11)	During the year 2007-08, the Company acquired additional stake in Automobile Corporation of Goa Ltd. Consequently, it became an associate from May 21, 2007.

(12)	Pursuant to the joint venture agreement entered into with Fiat Group Automobiles S.p.A., Italy and Fiat India Automobiles Private Limited (FIAPL) for establishment of joint venture to manufacture passenger cars, engines and transmissions at Ranjangaon in India, the Company invested Rs. 4,420.9 million on December 28, 2007 representing 49% of the equity shareholding in FIAPL. Subsequently in March 2008, the Company has subscribed to 50% of the additional equity shares, issued by FIAPL, for Rs.1,595.0 million, thereby increasing its equity shareholding in FIAPL to 49.48% as at March 31, 2008.

The proportionate share of assets and liabilities as at March 31, 2008 and income and expenditure for the period from December 28, 2007 to March 31, 2008 of the above joint venture company based on unaudited financial statements are given below:

			(Rs. in million)
	As at March 31, 2008		2007-2008
RESERVES AND SURPLUS	(439.7)	INCOME

Reserves and Surplus		Sale of products and services	148.5
		Less : Excise duty	(21.9)
		Miscellaneous income	14.8

ASSETS			141.4

Net Block (including CWIP)	7,856.5	EXPENDITURE
Investments (Rs.49.48)	—	Exchange difference (net)	159.3
Current Assets	1,360.9	Manufacturing and other expenses	446.6

	9,217.4	Expenditure transferred to capital and other accounts	(43.4)

LIABILITIES		Depreciation	50.8
Unsecured Loans	679.4	Interest	4.0
Current Liabilities	4,449.4	Tax expenses	(36.2)
Provisions	16.0

	5,144.8		581.1

Claims not acknowledged as debts	78.2
Capital Commitments	9,248.4

(13)	The Company’s Joint Venture, Fiat India Automobiles Pvt Ltd (FIAPL) held 52.63% of the issued share capital of Fiat India Pvt Ltd (FIPL) during the year ended March 31, 2008. FIPL has not been consolidated as a subsidiary of FIAPL as per AS-21, as the management intended to dispose off this investments and it has been disposed off as at March 31, 2008.

(14)	The share of profit / (loss) in respect of investments in associate companies include the figure which are considered as per unaudited financial statements / profit and loss account :

	Share in post-acquisition Reserves and Profit and Loss account upto March 31,
Particulars	2008		2007		2006		2005		2004
	(Rs. in million)
Tata AutoComp Systems Ltd	(13.3)		(2.7)		102.8		22.8		(138.2)
TSR Darashaw Ltd (From April 1, 2005)	21.2		11.8		6.1		NA		NA
Hispano Carrocera, S.A. (From Mar 16, 2005)	(23.4	) *	(23.4	) *	(23.4	) *	(7.7)		NA
Tata Precision Industries Pte.Ltd	(31.1	) *	(31.1	) *	(31.1	) *	(52.4	) *	(39.5)
Tata Securities Ltd (Upto June 25, 2007)	NA		28.3		20.4		NA		NA
Telcon Ecoroad Resurfaces Private Ltd	NA		NA		(7.8)		NA		NA
Tata International Limited (Upto Feb 28, 2005)	NA		NA		NA		169.2		159.1
Tata Cummins Ltd	NA		NA		NA		NA		169.7

	(46.6)		(17.1)		67.0		131.9		151.1

	Profit / (Loss) for the year ended March 31,
Particulars	2008		2007		2006		2005		2004
	(Rs. in million)
Tata AutoComp Systems Ltd	(10.6)		(90.8)		128.6		161.0		126.0
TSR Darashaw Ltd (From April 1, 2005)	10.1		9.2		7.0		NA		NA
Hispano Carrocera, S.A. (From Mar 16, 2005)	—	*	—	*	(14.8	) *	(7.7)		NA
Tata Precision Industries Pte.Ltd	—	*	—	*	—	*	—	*	(42.7)
Tata Securities Ltd (Upto June 25, 2007)	NA		12.5		12.0		NA		NA
Telcon Ecoroad Resurfaces Private Ltd	NA		NA		(5.6)		NA		NA
Tata International Limited (Upto Feb 28, 2005)	NA		NA		NA		53.4		37.4
Tata Cummins Ltd	NA		NA		NA		NA		176.3

	(0.5)		(69.1)		127.2		206.7		297.0

*	Share of loss restricted to the carrying cost of investments

		As at March 31, 2008
		(Rs. in million)
(15) (i)	(a) Claims not acknowledged as debts	4,785.9
	(b) Provision not made for income tax matters in dispute	4,533.7
(ii)	The claims / liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which department is in further appeal	353.4
(iii)	Other money for which the Company is contingently liable:
	(a) In respect of bills discounted and export sales on deferred credit	7,500.0
	(b) The Company has given guarantees for liability in respect of receivables assigned by way of securitisation	10,953.7
	(c) Cash Margin / Collateral	15,813.4
	(d) In respect of retained interest in securitisation transactions	656.5
	(e) In respect of subordinated receivables	407.4
	(f) Others	150.4
(iv)	Estimated amount of contracts remaining to be executed on capital account and not provided for	40,455.2

(v)	Concorde Motors (India) Limited, a subsidiary company acquired certain immovable properties pursuant to a scheme of Arrangement in the year 2004. Stamp duty is payable on conveyance of properties in favour of the company. The stamp duty adjudication order has been passed by District registrar for Bangalore property fixing the market value of the immovable property situated at Bangalore as on the date of acquisition at Rs. 116.5 million on which Stamp duty @ 7% amounting to Rs. 8.2 million has been paid by the Company during the year 2007-08 and has been capitalised to Land & Building. The Company is in process of completing similar formalities in respect of the Hyderabad Property that was acquired by the Company pursuant to the scheme referred above. It is not possible to quantify the amount of duty payable, and adjustments, as and when effected, will be carried out to the cost of land and building relating the property at Hyderabad.

(16) Sale of Products and other income from operations:
	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Sale of Products/ Services
(i) Manufactured goods	387,213.3	358,209.8	266,023.4	225,016.6	160,049.4
(ii) Traded goods	2,972.9	2,119.1	1,203.9	4.5	42.0
(b) Income from Hire Purchase/ Loan contracts (including income from securitisation)	10,706.9	6,725.5	4,355.7	1,608.5	1,399.7
(c) Miscellaneous Income	2,514.8	2,171.7	1,276.0	886.5	922.5

	403,407.9	369,226.1	272,859.0	227,516.1	162,413.6

(17) Interest and Discounting Charges:
	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Gross interest and discounting charges	10,335.2	4,864.1	3,126.4	2,391.2	2,317.4
(b) Interest income / Interest capitalised	(2,904.6)	(806.0)	(666.3)	(694.6)	(379.6)

	7,430.6	4,058.1	2,460.1	1,696.6	1,937.8

(18) (i) Tax Expense:
	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Current Tax (net of Minimum Alternate Tax for 2007-08 )	4,721.8	7,121.3	4,738.2	4,045.2	1,073.9
(b) Fringe Benefit Tax	120.1	99.1	240.7	—	—
(c) Deferred Tax	3,673.5	1,611.7	1,421.1	861.0	4,233.8

	8,515.4	8,832.1	6,400.0	4,906.2	5,307.7

(ii) Tax on Adjustments:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Current Tax (net of Minimum Alternate Tax for 2007-08)	(5.5)	(10.6)	57.5	(6.0)	18.5
(b) Deferred Tax	(30.1)	58.0	33.1	(116.8)	100.8

	(35.6)	47.4	90.6	(122.8)	119.3

(19) Fixed Assets include Product Development Cost:

	For the year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
Gross block	4,234.4	1,950.0	1,642.8	1,180.3	712.5
Less: Depreciation	1,290.1	1,187.1	841.6	581.4	484.1

Net block	2,944.3	762.9	801.2	598.9	228.4
Capital Work in progress	17,218.3	9,083.9	3,811.2	1,713.8	1,064.8

	20,162.6	9,846.8	4,612.4	2,312.7	1,293.2

(20) Current Liabilities and Provisions:

Current Liabilities:

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Acceptances	41,315.1	24,461.1	29,502.3	28,939.4	16,636.4
(b) Sundry creditors	67,935.9	48,723.3	32,266.4	26,694.9	26,290.4
(c) Advance and progress payments	3,341.9	3,435.0	4,023.2	3,911.3	3,459.1
(d) Amount due to customers in respect of contract work	218.0	6.7	2.1	—	—
(e) Interest / commitment charges accrued on loans but not due	371.3	268.9	193.6	196.4	165.6
(f) Liability towards Investors Education and Protection Fund under Section 205 C of the Companies Act, 1956 not due	112.8	108.9	113.3	65.9	114.3

	113,295.0	77,003.9	66,100.9	59,807.9	46,665.8

Provisions:

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Proposed dividends and tax on Proposed Dividends	6,685.7	6,864.9	5,764.9	5,219.2	1,631.1
(b) Provision for retirement and other employee benefit schemes	5,018.0	4,469.4	3,530.0	2,962.8	2,044.8
(c) Provision for Product Warranty	2,649.7	2,158.6	1,782.5	1,778.7	1,592.3
(d) Provision for Premium on redemption of Foreign Currency Convertible Notes (FCCN) and Convertible Alternative Reference Securities (CARS)	8,878.4	2,842.5	2,982.0	2,936.0	187.0
(e) Others	21.9	2.4	311.5	203.9	171.0

	23,253.7	16,337.8	14,370.9	13,100.6	5,626.2

(21)	The figures disclosed in the Financial Statements are extracted from the audited financial statements for the year ended March 31, 2008, March 31, 2007, March 31, 2006, March 31, 2005 and March 31, 2004, approved by the Board of Directors on May 28, 2008, May 18, 2007, May 19, 2006, May 17, 2005 and May 19, 2004 respectively. The auditors Messrs Deloitte Haskins & Sells for the year ended March 31, 2008, March 31, 2007 and March 31, 2006 and the joint auditors Messrs A F Ferguson & Co. and Messrs S B Billimoria & Co. for the year ended March 31, 2005 and March 31, 2004 have issued their opinion dated May 28, 2008, May 18, 2007, May 19, 2006, May 17, 2005 and May 19, 2004 respectively. Any event subsequent to the said dates has not been considered / adjusted in those periods.

Annexure XX

Consolidated Statement of Secured Loans

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Non - Convertible Debentures	7,877.0	755.0	755.0	825.0	1,805.0
(b) Loans from Financial Institutions / Banks	15,850.0	15,250.0	261.0	428.7	3,982.4
(c) Sales Tax Deferment Loan	484.5	732.8	869.8	1,106.1	1,359.8
(d) From Banks:
(i) Buyers line of credit	8,642.7	4,312.6	—	—	—
(ii) Loans and Cash Credit / Overdraft Accounts	27,264.5	23,516.0	6,480.6	900.8	1,298.0
(e) Foreign Currency Loans	—	—	269.2	2,275.5	2,746.2
(f) Loans from others	—	60.1	180.6	230.9	290.0

	60,118.7	44,626.5	8,816.2	5,767.0	11,481.4

Consolidated Statement of Unsecured Loans
	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Short Term Loans - From Banks	15,400.0	5,096.8	204.8	—	2,255.3
(b) Short Term Loans - From others in Foreign Currency	—	—	—	7.9	3.0
(c) Commercial Paper	1,196.0	1,400.0	—	—	—
(d) Inter Corporate Deposit / Call Deposit	512.3	42.5	42.5	—	—
(e) Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS)	36,610.3	17,646.9	19,046.2	17,962.0	1,053.5
(f) Long term loans in foreign currency – others	—	2,028.3	2,098.1	2,092.4	2,114.8
(g) Long term loans in foreign currency – Banks	2,011.4	2,178.0	3,580.0	1,311.0	—
(h) Loan from others	—	—	3.6	1.7	76.2

	55,730.0	28,392.5	24,975.2	21,375.0	5,502.8

Annexure XXI

Consolidated Statement showing Agewise Analysis of Sundry Debtors

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(a) Over six months : (unsecured)	2,234.6	1,667.8	1,138.1	1,068.2	1,777.9
(b) Others: (unsecured)	18,868.1	15,454.2	12,283.6	9,113.5	7,360.9

	21,102.7	17,122.0	13,421.7	10,181.7	9,138.8
Less: Provision for doubtful debts	656.2	564.0	503.4	704.8	1,254.6

	20,446.5	16,558.0	12,918.3	9,476.9	7,884.2

(c) Future instalments receivable from hirers / lessees [secured under hire purchase / lease agreements and by promissory notes from hirers]	247.5	623.3	874.9	3,318.1	2,630.2
Less: Provision for doubtful instalments	72.0	112.4	218.0	47.5	116.5
Less: Unearned finance and service charges on lease receivable / hire purchase contracts	16.9	46.7	30.4	333.5	350.5

	158.6	464.2	626.5	2,937.1	2,163.2

	20,605.1	17,022.2	13,544.8	12,414.0	10,047.4

Annexure XXII

Consolidated Statement of Loans and Advances

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
A) SECURED
Vehicle loans *	78,645.6	85,622.8	47,498.1	17,057.8	6,616.5
Less: Provision for doubtful loans #	2,730.3	1,697.0	1,107.6	268.3	141.7

Total Vehicle Loans	75,915.3	83,925.8	46,390.5	16,789.5	6,474.8
Other secured loans (Note 1)	—	146.8	—	—	—

Total (A)	75,915.3	84,072.6	46,390.5	16,789.5	6,474.8

*       Includes on account of overdue Securitised Receivables Rs. 3,749.4 million, Rs. 2,789.5 million, Rs. 919.5 million as at March 31, 2008, 2007 and 2006, respectively.

         Loans are secured against hypothecation of vehicles.

#       Includes towards Securitised Receivables Rs. 1,807.1 million, Rs. 747.9 million, Rs. 383.0 million as at March 31, 2008, 2007 and 2006, respectively.

B) UNSECURED - considered good
(a) Claims / incentive recoverable, advances / loans to suppliers, contractors, employees and others, rent deposits and other amount due (Notes 2 and 3)	9,254.1	9,502.2	5,718.8	3,235.4	3,131.3
(b) Loan to associates (Note 4)	1,023.6	405.2	444.5	5,096.6	—
(c) Deposits with government, public bodies and others (Note 5)	6,823.2	4,481.1	3,834.0	1,918.2	1,480.4
(d) Prepaid expenses (Note 6)	3,334.8	1,247.3	617.5	305.5	254.5
(e) Advance payment against taxes (net)	4,481.2	2,620.1	2,858.9	736.7	158.6
(f) Other unsecured loans	—	75.8	—	—	—

Total (B)	24,916.9	18,331.7	13,473.7	11,292.4	5,024.8

Total (A) and (B)	100,832.2	102,404.3	59,864.2	28,081.9	11,499.6

Notes:
(1) Other loans are secured by mortgage of property and lien on shares security yet to be created.
(2) Net of advances considered doubtful which have been provided for	861.1	905.9	994.8	315.1	434.3
(3) Include amounts due from customers in respect of contract works	134.4	165.4	160.9	—	—
(4) Loan to associates and others include
(i) Hispano Carrocera, S. A.	950.9	405.2	377.7	396.6	—
(ii) Tata Precision Industries Pte. Ltd (Singapore)	72.7	—	—	—	—
(iii) Tata Finance Limited	—	—	—	4,700.0	—
(iv) Tata Engineering Services Pte., Ltd Singapore	—	—	66.8	—	—
(5) Deposits with government, public bodies and others are net of deposits considered doubtful which have been provided for	80.1	83.0	85.3	—	—
(6) Includes fees towards arrangement / structuring and other incidental costs on borrowing	1,655.8	—	—	—	—

Annexure XXIII

Consolidated Summary of Investments

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in millions)
(A) In Associates
(a) Carrying cost of investments in Associates (Note 5, 6 and 7)	3,932.3	2,538.7	2,478.3	2,124.1	2,022.0
(b) Fully paid Cumulative Redeemable Preference shares (Unquoted)	210.0	210.0	210.0	210.0	—
(B) Others
(I) Long Term Investments Quoted
(a) Fully paid Ordinary/Equity shares	4,222.4	2,630.3	2,453.6	2,189.4	2,218.9
(b) Fully paid Cumulative Compulsorily Convertible Preference Shares	2,395.0	—	—	—	—
(c) Debentures	—	—	6.1	5.7	4.8
(d) Bonds	378.5	1,442.9	1,496.1	1,546.3	—
Unquoted
(a) Fully paid Ordinary/Equity shares	2,624.3	2,604.2	2,579.4	2,262.1	2,625.6
(b) Fully paid Cumulative Redeemable Preference Shares	150.0	150.0	173.8	1,710.0	110.0
(c) Fully Paid Non Cumulative Redeemable Preference Shares	20.0	20.0	—	—	—
(d) Non Convertible Redeemable Preference Shares	—	—	5.0	—	—
(e) Non Convertible Debentures	70.4	76.4	35.0	40.0	40.0
(f) Optionally Convertible Debentures	115.0	—	—	—	—
(g) Bonds	61.5	61.6	61.6	62.0	0.5
(h) Units	—	—	—	—	0.1
(j) Retained interest in securitisation transactions	656.5	769.1	482.5	687.0	1,282.8
(II) Current Investments Quoted
(a) Fully paid Ordinary/Equity shares	9.3	9.3	135.6	—	—
(b) Investment in Securities	0.2	7.9	18.2	—	—
Unquoted
(a) Fully paid Cumulative Redeemable Preference Shares	30.0	30.0	30.0	—	—
(b) Mutual Fund	9,667.5	1,327.8	2,568.4	10,473.7	15,239.6
(III) Cost of Investments (Note 8)	2,215.6	—	—	—	—
(IV) Advance against Investments	—	—	—	—	246.7

	26,758.5	11,878.2	12,733.6	21,310.3	23,791.0
Less: Provision for diminution in value of Investments (Net)	100.2	132.3	118.6	46.7	6.7

	26,658.3	11,745.9	12,615.0	21,263.6	23,784.3

	As at March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in millions)
Notes:
(1) Book value of quoted investments (other than in associates)	6,979.3	4,048.4	4,078.3	3,741.4	2,223.7
(2) Book value of unquoted investments (other than in associates)	15,536.7	4,948.8	5,848.4	15,188.1	19,291.9
(3) Market value of quoted investments (other than in associates)	27,639.5	17,261.1	18,636.2	14,835.9	6,765.3
(4) Investment in Mutual Funds includes dividend reinvested	430.2	20.8	39.1	401.5	27.4
(5) Including Goodwill arising on acquisition of associates	550.8	29.4	29.4	23.4	6.4
(6) Including Capital Reserve arising on acquisition of associates	15.4	25.5	35.1	4.3	71.9

(7)	During the year 2007-08, the Company acquired additional stake in Automobile Corporation of Goa Ltd. Consequently, it became an associate from May 21, 2007.

(8)	Cost of investments represents legal, professional fees and other costs towards investment for acquisition of Jaguar Land Rover.

(9)	The Company has, given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte. Ltd. (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte. Ltd. (TES), Singapore, a wholly owned subsidiary of TPI, aggregating SGD 13.85 million (Rs. 403.1 million as on March 31, 2008) in total. During the year 2007-08 the Company has also given an unsecured loan amounting to SGD 2.50 million (Rs. 72.7 million as on March 31, 2008) to TPI Singapore.

(10)	The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005. As per the terms of agreement, the Company has an option to acquire the remaining 79% of the shares through one or more transfers, as per terms and conditions duly agreed upon at a price not exceeding Euro 2 million. (Rs. 126.8 million as on March 31, 2008). Further, the Company has given an unsecured subordinated Loan of Euro 7 million, as per the terms of agreement. During the year 2007-08, the Company gave a further additional loan of Euro 8 million. The total loan given to Hispano as on March 31, 2008 aggregated to Euro 15 million (Rs. 950.9 million). The Company has also given a letter of comfort to Citibank NA against working capital loans extended by the bank to Hispano aggregating Euro 7 million. (Rs. 443.9 million as on March 31, 2008). The Company has also given an undertaking to Citibank NA for non-disposal of its shareholding in Hispano during the tenure of the loan.

Annexure XXIV

Consolidated Statement of Other Income

	For the Year ended March 31,
Particulars	2008	2007	2006	2005	2004
	(Rs. in million)
(i) Income from current investment	586.2	99.6	68.2	467.6	221.3
(ii) Income from long term investment (net)	647.4	983.2	602.3	333.3	200.2
(iii) Profit on sale of part interest in a subsidiary	1,097.2	—	1,541.2	—	—
(iv) Profit / (loss) on sale of long term investments	129.9	307.4	(0.3)	364.0	39.8
(v) Additional consideration on sale of trade investments	—	—	—	167.4	98.4
(vi) Profit on sale of current investments	131.8	122.0	137.6	7.1	2.3
(vii) Gain on liquidation of subsidiaries	6.4	—	—	—	—
(viii)Gain on issue of shares by a subsidiary	46.6	19.6	86.2	—	—
(ix) Reversal of provision for diminution in the value of investment	29.3	—	—	—	—

	2,674.8	1,531.8	2,435.2	1,339.4	562.0

Annexure XXV

Accounting Ratios on a consolidated basis

		As at / for the year ended March 31,
Particulars		2008	2007	2006	2005	2004
(1) Profit for the year , as restated for Basic EPS	Rs. in million	21,607.6	21,972.8	17,441.6	13,524.1	9,283.3
(2) Interest payable on outstanding Foreign Currency Convertible Notes	Rs. in million	91.6	99.4	101.8	90.5	10.5
(3) Profit for the year, as restated for Diluted EPS [(1) + (2)]	Rs. in million	21,699.2	22,072.2	17,543.4	13,614.6	9,293.8
(4) Weighted average number of Ordinary Shares for :
(a) Basic EPS	Numbers	385,438,663	384,544,205	376,804,863	359,837,353	328,306,904
(b) Diluted EPS	Numbers	422,152,823	407,166,995	402,847,059	386,556,474	357,241,939
(5) Number of Ordinary Shares outstanding at the end of the year	Numbers	385,503,954	385,373,885	382,834,131	361,751,751	352,958,130
(6) Net Worth	Rs. in million	87,787.6	78,085.8	61,544.5	44,224.8	35,918.2
(7) Accounting Ratios:
(i) Earning Per Share:
(a) Basic EPS [(1) / (4) (a)]	Rupees	56.06	57.14	46.29	37.58	28.28
(b) Diluted EPS [(3) / (4) (b)]	Rupees	51.40	54.21	43.55	35.22	26.02
(ii) Return on Net Worth [(1) / (6)]x100		24.61%	28.14%	28.34%	30.58%	25.85%
(iii) Net Assets Value Per Share (Rs.) [(6) / (5)]		227.72	202.62	160.76	122.25	101.76

Notes:

(a)	The above ratios have been computed on the basis of Statement of Assets and Liabilities and Profit and Losses, as restated (Refer Annexure XVI & XVII).

(b)	The effect of potential dilution pursuant to the Rights Issue has not been considered as the quantum of ordinary shares that will ultimately be subscribed cannot be ascertained at present. Further, pursuant to this rights issuance and anti dilution provisions in the terms of issue, the holders of FCCN/CARS will be entitled, to additional shares / ADSs / qualified securities upon exercise of conversion option.

(c)	Return on Net Worth represents Profit for the year, as restated divided by Adjusted Net Worth.

(d)	Net Asset Value per share is calculated as Net Worth at the end of each financial year divided by the number of ordinary shares outstanding at the end of each financial year.

Annexure XXVI

Consolidated Capitalisation Statement

Particulars	Pre issue as at March 31, 2008	Adjusted for Rights issue
	(Rs. in million)	(Rs. in million)
Borrowings:
Secured Loans	60,118.7	60,118.7
Unsecured Loans	55,730.0	55,730.0

Total Debt	115,848.7	115,848.7

Shareholders’ Funds:
Ordinary Share Capital	3,855.4	5,140.9
Reserves and Surplus	84,256.6	124,429.2
Less: Revaluation Reserve	255.1	255.1
Less: Miscellaneous Expenditure (to the extent not written off or adjusted)	69.3	69.3

Total Shareholders’ Funds	87,787.6	129,245.7

	Pre issue as at March 31, 2008	Adjusted for Rights issue
Debt/equity Ratio	1.32	0.90

Notes :

(a)	The above ratios have been computed on the basis of Statement of Assets and Liabilities, as restated as at March 31, 2008 (Refer Annexure XVI).

(b)	The capitalisation statement, adjusted for Rights issue is prepared on the assumption that the proposed rights issue of 64,276,164 Ordinary Shares @ Rs. 340 Per share, and 64,276,164 ‘A’ Ordinary Shares @ Rs. 305 Per ‘A’ Ordinary share will be subscribed fully.

(c)	Above capitalisation statement is without considering potential future conversion at the option of holders of Foreign Currency Convertible Notes (FCCN) / Convertible Alternative Reference Securities (CARS).

(d)	Reserves have not been adjusted for any issue expenses of the proposed rights issue which will be adjusted against the Securities Premium Account.

Annexure XXVII

Consolidated Financial Statements

Related Party Information

(A) Related Party and their relationship

Associates	Key Management Personnel in the Company
Tata Auto Comp Systems Ltd	Mr. Ravi Kant
Tata Cummins Ltd	Mr. P P Kadle (Up to September 17, 2007)
Tata Precision Industries Pte. Ltd	Mr. P M Telang (From May 18, 2007)
Tata Engineering Services Ltd (Due to	Dr. V.Sumantran (Upto August 24, 2005)
Common Key Management Personnel)
Tata Sons Ltd (Investing Party)	In Subsidiary Companies
Nita Company Ltd	Mr. M.V.S Prasad	Mr. P R McGoldrick
Hispano Carrocera, S. A (From March 16, 2005)	(Up to April 1, 2007)	Mr. W K Harris
TSR Darashaw Ltd (From April 1, 2005)	Mr. Ranveer Sinha	Mr. H Hutchinson
Tata Securities Pvt. Ltd (Upto June 25, 2007)	Mr. M L Bapna	Mr. Fernando Oviedo
Telcon Ecoroad Resurfaces Pvt. Ltd	Mr. V N Sharma	Mr. D Myers
Automobile Corporation of Goa Ltd (From May 21, 2007)	Mr. A.K.Jha	Mr. L James
Niskalp Investments and Trading Co.Ltd (Upto Jan 20, 2006)	Dr.Clive Hickman	Mr. W Zofgen
Concorde Motors Ltd (Upto October 20, 2004)	Mr. A.P. Arya	Mr. Marcus Schleer
Tata International Ltd (Upto February 28, 2005)	(From July 12, 2007)	Mr. Kevin Noe
Tata Finance Ltd (Upto October 6, 2003)	Mr. Anupam Mishra	Mr. Ramesh Indhewat
	(From April 2, 2007)	Mr. Yoshihiko Takebe
Joint Venture	Mr. P.C.Bandivadekar	Mr. T Rajashekharan
Fiat India Automobiles Private Ltd.(From December 28, 2007)	(Upto August 31, 2007)	Mr. Giovanni De Fillips
	Mr. Shyam Mani	(Upto March 19, 2008)
	(From October 30, 2007)	Mr. Rajeev Kapoor
	Mr. Jose Peter	Mr. L.K Pahwa
	(Upto January 31, 2008)	Mr. Y. Nath
	Mr. A I Rebello	Mr. S.C.Singha
	(Upto January 7, 2007)	Mr. P.K.Mahtha
	Mr. U Herter	Mr. Shyam Maller

(B)	Related Party Transactions

Nature of Transaction	Financial Year (April-March)	JV /Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Purchase of goods	2007-2008	22,309.8	—	22,309.8
	2006-2007	17,608.8	—	17,608.8
	2005-2006	12,550.3	—	12,550.3
	2004-2005	9,477.9	—	9,477.9
	2003-2004	7,116.5	—	7,116.5

Sale of goods (inclusive of sales tax)	2007-2008	1,363.9	—	1,363.9
	2006-2007	1,165.3	—	1,165.3
	2005-2006	967.0	—	967.0
	2004-2005	1,662.6	—	1,662.6
	2003-2004	3,403.9	—	3,403.9

Nature of Transaction	Financial Year (April-March)	JV /Associates	Key Management Personnel	Grand Total
		(Rs. in millions)
Purchase of fixed assets	2007-2008	1,600.8	—	1,600.8
	2006-2007	—	—	—
	2005-2006	180.0	—	180.0
	2004-2005	96.1	—	96.1
	2003-2004	—	—	—
Services received	2007-2008	729.1	268.2	997.3
	2006-2007	483.9	210.7	694.6
	2005-2006	539.6	150.5	690.1
	2004-2005	348.9	51.2	400.1
	2003-2004	549.0	45.6	594.6
Services rendered	2007-2008	108.9	—	108.9
	2006-2007	30.3	—	30.3
	2005-2006	45.7	—	45.7
	2004-2005	35.5	—	35.5
	2003-2004	51.8	—	51.8
Finance given (including loans and equity)	2007-2008	2,980.0	—	2,980.0
	2006-2007	55.5	—	55.5
	2005-2006	—	—	—
	2004-2005	956.6	—	956.6
	2003-2004	1,459.1	—	1,459.1
Finance taken (including loans and equity)	2007-2008	63.5	—	63.5
	2006-2007	—	—	—
	2005-2006	81.2	36.5	117.7
	2004-2005	—	—	—
	2003-2004	279.9	—	279.9
Purchase of investments	2007-2008	—	—	—
	2006-2007	—	—	—
	2005-2006	81.7	—	81.7
	2004-2005	—	—	—
	2003-2004	—	—	—
Interest / Dividend paid/(received) (net)	2007-2008	866.6	1.1	867.7
	2006-2007	673.7	—	673.7
	2005-2006	756.6	0.5	757.1
	2004-2005	32.8	—	32.8
	2003-2004	525.1	0.3	525.4
		—
Amount Receivable	As at March 31, 2008	272.7	0.4	273.1
	As at March 31, 2007	94.2	—	94.2
	As at March 31, 2006	102.0	—	102.0
	As at March 31, 2005	156.4	—	156.4
	As at March 31, 2004	171.4	—	171.4

Nature of Transaction	Financial Year (April-March)	JV /Associates	Key Management Personnel	Grand Total
		(Rs. in million)
Bills discounted (in respect of amount receivable)	As at March 31, 2008	—	—	—
	As at March 31, 2007	—	—	—
	As at March 31, 2006	11.9	—	11.9
	As at March 31, 2005	101.8	—	101.8
	As at March 31, 2004	—	—	—
Amount Payable	As at March 31, 2008	1,794.0	—	1,794.0
	As at March 31, 2007	1,195.2	—	1,195.2
	As at March 31, 2006	617.7	—	617.7
	As at March 31, 2005	506.6	—	506.6
	As at March 31, 2004	504.8	—	504.8
Amount Receivable (in respect of loans)	As at March 31, 2008	1,821.7	2.9	1,824.6
	As at March 31, 2007	460.5	3.4	463.9
	As at March 31, 2006	394.7	3.6	398.3
	As at March 31, 2005	396.6	4.5	401.1
	As at March 31, 2004	135.0	4.4	139.4
Guarantees and collateral given	As at March 31, 2008	—	—	—
	As at March 31, 2007	—	—	—
	As at March 31, 2006	—	—	—
	As at March 31, 2005	—	—	—
	As at March 31, 2004	1,735.4	—	1,735.4

Annexure XXVIII

Consolidated Segment Information, as restated

(A)	Primary segment

Particulars	Financial Year (April-March)	Automotive	Others	Inter-Segment Eliminations	Total
			(Rs. in million)
(1) External sales and income from other operations	2007-2008	322,885.5	33,629.3	—	356,514.8
	2006-2007	298,820.1	24,791.9	—	323,612.0
	2005-2006	221,779.4	16,136.8	—	237,916.2
	2004-2005	186,599.6	9,452.8	—	196,052.4
	2003-2004	133,369.0	5,193.3	—	138,562.3
(2) Inter segment sales and other income	2007-2008	571.0	3,408.8	(3,979.8)	—
	2006-2007	421.3	2,287.0	(2,708.3)	—
	2005-2006	341.1	1,957.1	(2,298.2)	—
	2004-2005	271.6	1,414.4	(1,686.0)	—
	2003-2004	484.5	3,332.0	(3,816.5)	—
(3) Total Revenue (1+2)	2007-2008	323,456.5	37,038.1	(3,979.8)	356,514.8
	2006-2007	299,241.4	27,078.9	(2,708.3)	323,612.0
	2005-2006	222,120.5	18,093.9	(2,298.2)	237,916.2
	2004-2005	186,871.2	10,867.2	(1,686.0)	196,052.4
	2003-2004	133,853.5	8,525.3	(3,816.5)	138,562.3
(4) Segment results before interest, exceptional items and tax	2007-2008	28,577.2	5,582.5	(22.1)	34,137.6
	2006-2007	29,860.7	3,328.9	(115.1)	33,074.5
	2005-2006	22,413.9	1,725.6	(7.1)	24,132.4
	2004-2005	18,330.1	809.3	(43.1)	19,096.3
	2003-2004	15,254.5	357.9	69.0	15,681.4
(5) Dividend and other income	2007-2008				2,674.8
	2006-2007				1,531.8
	2005-2006				2,435.2
	2004-2005				1,339.4
	2003-2004				562.0
(6) Interest and discounting charges (net of interest income and interest capitalised)	2007-2008				(7,430.6)
	2006-2007				(4,058.1)
	2005-2006				(2,460.1)
	2004-2005				(1,696.6)
	2003-2004				(1,937.8)

Particulars	Financial Year (April-March)	Automotive	Others	Inter-Segment Eliminations	Total
			(Rs. in million)
(7) Exceptional Items	2007-2008				1,376.1
	2006-2007				652.1
	2005-2006				(391.7)
	2004-2005				(748.1)
	2003-2004				306.4

(8) Profit before tax (4 + 5 + 6 + 7)	2007-2008				30,757.9
	2006-2007				31,200.3
	2005-2006				23,715.8
	2004-2005				17,991.0
	2003-2004				14,612.0
(9) Tax expense	2007-2008				(8,479.8)
	2006-2007				(8,879.5)
	2005-2006				(6,490.6)
	2004-2005				(4,783.4)
	2003-2004				(5,427.0)

(10) Profit after tax (8 + 9)	2007-2008				22,278.1
	2006-2007				22,320.8
	2005-2006				17,225.2
	2004-2005				13,207.6
	2003-2004				9,185.0

(11) Segment assets	As at March 31, 2008	302,957.5	17,497.0	(3,239.2)	317,215.3
	As at March 31, 2007	224,601.2	13,986.0	(2,951.8)	235,635.4
	As at March 31, 2006	154,132.6	11,611.6	(2,036.1)	163,708.1
	As at March 31, 2005	120,760.8	7,901.8	(1,351.5)	127,311.1
	As at March 31, 2004	82,853.3	6,484.7	(3,164.4)	86,173.6

(12) Segment liabilities	As at March 31, 2008	112,880.6	8,802.9	(1,183.0)	120,500.5
	As at March 31, 2007	76,811.4	6,987.0	(541.8)	83,256.6
	As at March 31, 2006	67,262.1	4,611.0	(455.0)	71,418.1
	As at March 31, 2005	61,785.4	2,867.7	(162.0)	64,491.1
	As at March 31, 2004	48,242.9	2,148.1	(197.0)	50,194.0

(13) Other information
(a) Depreciation	2007-2008	7,455.5	365.2	—	7,820.7
	2006-2007	6,537.3	343.6	—	6,880.9
	2005-2006	5,780.5	452.6	—	6,233.1
	2004-2005	5,039.8	265.3	5.0	5,310.1
	2003-2004	4,047.2	299.9	(91.5)	4,255.6

Particulars	Financial Year (April-March)	Automotive	Others	Inter-Segment Eliminations	Total
			(Rs. in million)
(b) Capital expenditure	2007-2008	56,833.4	1,824.9	(113.4)	58,544.9
	2006-2007	28,100.9	626.3	(125.7)	28,601.5
	2005-2006	14,186.4	456.3	(9.3)	14,633.4
	2004-2005	9,469.8	258.7	(39.4)	9,689.1
	2003-2004	8,110.1	201.2	(43.4)	8,267.9
(14) Segment assets exclude:
(a) Goodwill (on consolidation )	As at March 31, 2008				5,661.6
	As at March 31, 2007				4,430.1
	As at March 31, 2006				4,122.1
	As at March 31, 2005				516.2
	As at March 31, 2004				700.1
(b) Investments	As at March 31, 2008				26,658.3
	As at March 31, 2007				11,745.9
	As at March 31, 2006				12,615.0
	As at March 31, 2005				21,263.6
	As at March 31, 2004				23,784.3
(c) Advance Tax (net)	As at March 31, 2008				4,481.2
	As at March 31, 2007				2,620.1
	As at March 31, 2006				2,858.9
	As at March 31, 2005				736.7
	As at March 31, 2004				158.6
(d) Miscellaneous expenditure (to the extent not written off or adjusted)	As at March 31, 2008				69.3
	As at March 31, 2007				119.3
	As at March 31, 2006				139.1
	As at March 31, 2005				216.9
	As at March 31, 2004				347.2
(e) Interest accrued on Investments	As at March 31, 2008				11.9
	As at March 31, 2007				62.7
	As at March 31, 2006				64.9
	As at March 31, 2005				61.3
	As at March 31, 2004				1.4

(f) Total (14 (a to e))	As at March 31, 2008				36,882.3

	As at March 31, 2007				18,978.1

	As at March 31, 2006				19,800.0

	As at March 31, 2005				22,794.7

	As at March 31, 2004				24,991.6

Particulars	Financial Year (April-March)	Automotive	Others	Inter-Segment Eliminations	Total
			(Rs. in million)
(15) Segment liabilities exclude:
(a) Minority interest	As at March 31, 2008				4,683.1
	As at March 31, 2007				2,499.6
	As at March 31, 2006				1,739.3
	As at March 31, 2005				630.5
	As at March 31, 2004				462.6
(b) Loans secured	As at March 31, 2008				60,118.7
	As at March 31, 2007				44,626.5
	As at March 31, 2006				8,816.2
	As at March 31, 2005				5,767.0
	As at March 31, 2004				11,481.4
(c) Loans unsecured	As at March 31, 2008				55,730.0
	As at March 31, 2007				28,392.5
	As at March 31, 2006				24,975.2
	As at March 31, 2005				21,375.0
	As at March 31, 2004				5,502.8
(d) Deferred tax liability (net)	As at March 31, 2008				8,905.1
	As at March 31, 2007				7,288.6
	As at March 31, 2006				5,558.1
	As at March 31, 2005				4,983.0
	As at March 31, 2004				5,161.0
(e) Provision for premium on redemption of (FCCN) / (CARS)	As at March 31, 2008				8,878.4
	As at March 31, 2007				2,842.5
	As at March 31, 2006				2,982.0
	As at March 31, 2005				2,936.0
	As at March 31, 2004				187.0
(f) Proposed dividend and tax thereon	As at March 31, 2008				6,685.7
	As at March 31, 2007				6,864.9
	As at March 31, 2006				5,764.9
	As at March 31, 2005				5,219.2
	As at March 31, 2004				1,631.1

Particulars	Financial Year (April-March)	Automotive	Others	Inter-Segment Eliminations	Total
	(Rs. in million)
(g) Interest / commitment charges accrued on loans but not due	As at March 31, 2008				371.3
	As at March 31, 2007				268.9
	As at March 31, 2006				193.6
	As at March 31, 2005				196.4
	As at March 31, 2004				165.6
(h) Liability towards Investors Education and Protection Fund under Section 205 of the Companies Act, 1956 not due	As at March 31, 2008				112.8
	As at March 31, 2007				108.9
	As at March 31, 2006				113.3
	As at March 31, 2005				65.9
	As at March 31, 2004				114.3

(j) Total (15 (a to h))	As at March 31, 2008				145,485.1

	As at March 31, 2007				92,892.4

	As at March 31, 2006				50,142.6

	As at March 31, 2005				41,173.0

	As at March 31, 2004				24,705.8

Information relating to Secondary Segment

(B)	Secondary segment

Particulars	Financial Year (April-March)	Within India	Outside India	Total
		(Rs. in million)
(a) Revenue from external customers
	2007-2008	290,955.6	65,559.2	356,514.8
	2006-2007	266,331.6	57,280.4	323,612.0
	2005-2006	196,961.7	40,954.5	237,916.2
	2004-2005	169,146.4	26,906.0	196,052.4
	2003-2004	127,874.9	10,687.4	138,562.3
(b) Carrying amount of segment assets
	As at March 31, 2008	279,068.6	38,146.7	317,215.3
	As at March 31, 2007	215,785.9	19,849.5	235,635.4
	As at March 31, 2006	141,663.6	22,044.5	163,708.1
	As at March 31, 2005	102,010.6	25,300.5	127,311.1
	As at March 31, 2004	72,493.8	13,679.8	86,173.6
(c) Capital expenditure
	2007-2008	53,905.9	4,639.0	58,544.9
	2006-2007	27,579.9	1,021.6	28,601.5
	2005-2006	13,930.9	702.5	14,633.4
	2004-2005	9,300.5	388.6	9,689.1
	2003-2004	3,070.3	5,197.6	8,267.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s restated consolidated and restated non-consolidated financial statements, the schedules and notes thereto and the other information included in this Letter of Offer. These financial statements have been prepared in accordance with Indian GAAP, the Companies Act and the SEBI Guidelines and adjusted as described in the reports of our statutory auditors dated September 15, 2008 included in “Auditor’s Report” on page F-1 of this Letter of Offer.

For the purpose of this section, unless the context requires otherwise, references to “fiscal 2008”, “fiscal 2007” and “fiscal 2006” are to the financial year ended March 31 of the relevant year and references to “year” are to the financial year of the Company.

This section contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under “Risk Factors” and ‘Forward-Looking Statements”. The Company’s financial statements are prepared in conformity with the Indian GAAP. Indian GAAP and Indian auditing standards differ in certain respects from US GAAP, IFRS and UK GAAP and other accounting principles and auditing standards in other countries with which prospective investors may be familiar.

Unless the context otherwise requires, “Company”, “Tata Motors”, “we”, “us” and “our” refers to Tata Motors Limited and its consolidated Subsidiaries and references to “TML” refer to Tata Motors Limited, the Issuer. Except where otherwise stated, historical financial data of the Company excludes the operations of Jaguar Land Rover. Unless otherwise stated, historical financial information of the Company is derived from the Company’s consolidated audited restated financial statements excluding Jaguar Land Rover under Indian GAAP. Historical financial information of Jaguar Land Rover is derived from the unaudited summarized financial statements of Jaguar Land Rover prepared by the management of Jaguar Land Rover principally based on US GAAP.

Overview

The Company was incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act, 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. Since 1954, we have been manufacturing automotive vehicles. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well.

Our business segments are (i) automotive operations and (ii) other operations. Our automotive operations business segment includes the design, manufacture, assembly, sale and service of commercial and passenger vehicles, spare parts, components and accessories as well as financing our vehicles. On June 2, 2008 we completed the Acquisition of Jaguar Land Rover from Ford and we now manufacture Jaguar luxury performance cars and Land Rover premium all-terrain vehicles through our Jaguar Land Rover business. Our other operations business segment includes information technology, or IT services, construction equipment manufacturing, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for certain applications and investments.

In fiscal 2008, total consolidated gross revenues including finance revenues increased by 9.3% to Rs. 403,407.9 million from Rs. 369,226.1 million in fiscal 2007. The Company recorded adjusted net profit after tax, before minority interest and share of profit of associates of Rs. 22,278.1 million in fiscal 2008, as compared to Rs. 22,320.8 million in fiscal 2007.

Significant Factors Influencing Our Results of Operations

The following are of the significant factors affecting our results of operations. For details on the factors affecting the results of operations of Jaguar Land Rover, see “Business – The Jaguar Land Rover Business – Significant Factors Influencing the Results of Operations of Jaguar Land Rover” on page 75 of this Letter of Offer.

General Economic Conditions

We, similar to the rest of the automotive industry, are substantially affected by general economic conditions in the countries where we operate, especially in India, which is our principal market. Growth rates of the economy and income levels of consumers are key determinants of demand in the automotive industry. Demand for vehicles is also affected by factors such as fuel prices, inflation affecting the disposable income, consumer confidence, interest rates and terms of credit, the overall economic scenario and competition from alternative modes of transport. More recently, adverse changes in economic factors including slowdown in industrial production, increase in fuel prices, higher inflation, reduction in availability of vehicle financing and higher interest rates, have impacted the demand for passenger and commercial vehicles. Such factors have impacted and are likely to continue to have an impact on the sales, product mix and results of operations of automotive manufacturers, including us.

Further, in India there has been a surge in inflation in the recent months. In order to curb inflation, the RBI has taken certain monetary measures, which have impacted the interest rates.

Interest Rates and Availability of Credit for Vehicle Purchases

Availability of sufficient credit and interest rates has an impact on our sales and are key drivers of demand in the automotive industry. In addition, the cost of our borrowings is also influenced by interest rates movements. Although interest rates in India began a steady decline from the beginning of fiscal 2001 and credit finance for vehicle purchases became more widely available, interest rates have witnessed significant increase since the latter part of fiscal 2007. Furthermore, interest rates have been impacted due to certain monetary measures taken by RBI in order to curb inflationary pressures during the latter part of fiscal 2008 and early part of fiscal 2009, thereby increasing borrowing costs and more on account of higher indebtedness to cater to our capital expenditure and business development plan including the acquisition of Jaguar Land Rover. Fluctuations in interest rates will continue to affect our results of operations. Furthermore, the Indian automobile market has also witnessed lack of sufficient credit availability during fiscal 2008. For further discussion of our credit support programs, see “Business” on page 49 of this Letter of Offer.

Competitive Position in the Market

The Company has established a strong position in the Indian automotive industry with a market share of 14.0%, 64.3% and 61.3% in the passenger vehicles, LCV and M&HCV segments respectively, in fiscal 2008 according to Frost & Sullivan. The Company faces competition from various domestic and foreign automotive manufacturers in the Indian automotive market. In the future, the Company may also face competition from other international manufacturers, including global companies who are increasingly focusing on the Indian automobile market. Certain of these companies come with decades of international experience, global scale, advanced technology and strong financial position.

The Company has designed its products to suit the specific requirements of the Indian market and customer needs such as safety, driving comfort, fuel efficiency and durability. The Company believes that its vehicles are suited to the general conditions of Indian roads, local climate and they comply with applicable environmental regulations currently in effect. The Company also offers a wide range of optional configurations to meet the specific needs of its customers. However, new or existing competitors may exert pricing pressures on some or all of the Company’s product segments and /or offer vehicles with improved features and services. The Company’s continuing ability to anticipate and respond to pricing and other competitive pressures in the automotive industry will be critical to its results of operations in the coming years. For a detailed discussion regarding the Company’s competitive position and market share see “Business” on page 49 of this Letter of Offer.

Cyclicality and Seasonality

The sales volumes and prices for our vehicles are influenced by the cyclicality and seasonality of demand for our vehicles, primarily in the Indian market. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year end. We expect this seasonality of the automotive industry in India to continue in the future.

Demand in the commercial vehicle segment is closely linked to the economic growth in India and thus is directly impacted by the upturn or downturn in the Indian economy. This tends to be more pronounced in the medium and heavy truck business in the commercial vehicle category. To mitigate the impact of cyclicality, we plan to continue to strengthen our operations in the light commercial vehicle, bus and passenger vehicle categories, expanding our international business and the vehicle financing activities. We also plan to continue to strengthen our non-vehicle business, such as spare parts sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, production aids and tooling and fixtures to reduce the impact of cyclicality.

Cost of Raw Material, Components and other inputs and costs

The principal raw materials required for the production of motor vehicles are steel sheets, plates, castings, forgings and components, assemblies and aggregates. The raw materials, components and consumables that are domestically sourced include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters and various consumables like paints, oils, thinner, welding materials, chemicals, adhesives, sealants and fuel. Certain aggregates like axles, engines, gear boxes and cabs are sourced from our Subsidiaries and associates. The costs at which we procure certain of our raw materials and inputs have been impacted due to the recent increase in the prices of commodities, especially steel. We attempt to manage such increases through a combination of cost reduction measures and increases in the prices of our products. There can be no assurance that we will be able to pass on all cost increases to our customers or that such price increases will not result in reduced sales volumes.Any increase in input costs for these materials will affect our cost of raw materials and impact our results of operations.

We have undertaken various initiatives to reduce our fixed and variable costs including procurement of major aggregates and sub-assemblies from approved vendors, e-sourcing initiatives through which we procure some supplies through reverse auctions and value engineering. For more details on the cost reduction measures undertaken by us see “Business – The Company’s Business – Components and Raw Materials” on page 61 of this Letter of Offer.

Our results of operations are also impacted recently on account of higher depreciation charges and inflation resulting in an increase in costs including employee costs. Our depreciation charges have increased on account of higher capital expenditure in capacity enhancement, and plant renewal and modernization. Capital investment in connection with such projects results in depreciation charges. Similarly, employee costs also increase on account of an increase in salaries and recruitment.

Environmental Regulations

There has been a greater emphasis by the government on the emission and safety norms for the automobile industry. Compliance with these norms will have a significant bearing on the production costs and product life cycles and entails considerable capital expenditure and research and development costs.

Currency and Exchange Rate Fluctuations

We import capital equipment, raw materials and components and also sell our vehicles in various countries outside India. These transactions are denominated in foreign currencies, primarily the US Dollar and Euro. Moreover, we have outstanding foreign currency denominated debt. On account of fluctuations in foreign currencies we have experienced gains and losses on account of conversions on transactions denominated in foreign currencies and period end reporting of assets and liabilities denominated in foreign currencies. Our contracts for export vehicles and foreign currency denominated debt are affected by the recent volatility in foreign exchange rates. Although we engage in currency hedging in order to decrease our foreign exchange exposure, we have experienced and expect to continue to experience foreign exchange losses and gains, and there can be no assurance that risks arising out of fluctuations in the value of the India Rupee against the US Dollar and other major currencies can be mitigated. In addition, continued depreciation of the Indian Rupee could result in further foreign exchange losses and revaluation of the liabilities for foreign currency denominated debt.

See “Management’s Discussions and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk” on page 137 of this Letter of Offer for further details.

Business Segments

Our business is divided into two segments: (1) automotive operations and (2) other operations. Automotive Operations is our most significant segment, accounting for 89.7% and 91.7%, of our total revenues before inter-segment eliminations for fiscal 2008 and 2007, respectively. Our revenues before inter-segment eliminations from automotive operations increased by 8.1% to Rs. 323,456.5 million in fiscal 2008 compared to Rs. 299,241.4 million in fiscal 2007. India is the most significant market for us, accounting for 90.7% and 90.8% of TML’s non-consolidated vehicle unit sales for fiscal 2008 and 2007, respectively. We continue to focus on increasing the importance of our international operations.

Our revenue before inter-segment eliminations from other operations was Rs. 37,038.1 million in fiscal 2008, an increase of 36.8% from Rs. 27,078.9 million in fiscal 2007. These revenues represent 10.3% and 8.3% of our total revenues, before inter-segment eliminations, in fiscal 2008 and 2007, respectively. In addition, our other operations accounted for 16.3% and 10.0% of our results before interest, exceptional items and tax, before inter-segment eliminations, for fiscal 2008 and 2007 respectively.

See “Business” on page 49 of this Letter of Offer for further detail about our business segments.

Critical Accounting Policies

The preparation of our financial statements in conformity with Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate and re-evaluate our estimates, which are based on available information, industry standards, economic conditions and various other assumptions. The results of these evaluations and re-evaluations form the basis for our judgments about the carrying values of our assets and liabilities and the reported amounts of our revenues and expenses. Actual results may differ from these estimates, and these estimates could differ under different assumptions. We believe the following accounting policies are important to our financial condition and results which involve significant management judgments and estimates.

Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation. Cost includes the purchase price, taxes and duties, labour cost and direct overheads for self constructed assets, interest cost during the construction period and other direct costs incurred up to the date the asset is available for use.

Depreciation is charged on a straight line basis over the useful lives of the assets.

We review estimated useful lives of our assets on an ongoing basis to ensure that they are appropriate. We test our long-lived assets for impairment whenever events or circumstances arise that may indicate impairment. If a long lived asset is impaired, it is written down to its estimated fair value. Any assets which relate to discontinued or obsolete vehicle models are written off.

Product Development Cost

The costs incurred in connection with the development of new vehicle platforms, engines, transmissions and new products are recognized as intangible assets. We amortize this cost over the best estimate of the useful life over which the benefits are likely to be realized. Currently, the product development cost are amortized over a period of 36 months to 120 months or on the basis of actual production to planned production volume over such period after commencement of the commercial production of the underlying product.

Product Warranty

Vehicle warranties are provided for a specified period of time and/or kilometres of running. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.

The estimated liability for vehicle warranties is recorded at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and our estimates regarding possible future incidence based on quality improvements and corrective actions on product failures.

Changes in warranty liability as a result of changes in estimated future warranty costs and any additional costs in excess of estimated costs could materially affect our net income. Determination of warranty liability is based on the estimated frequency and amount of future claims, which are inherently uncertain. Our policy is to continuously monitor warranty liabilities to determine the adequacy of our estimate of such liabilities. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expense.

Employee Benefits

Employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include rate of salary increase, discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors.

While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our employee benefit costs and obligations.

Vehicle finance receivables and allowance for credit losses.

We provide financing to the purchasers of vehicles through our dealers. The Company establishes a specific and unallocated allowance for credit losses for finance receivables based on management’s best estimate of losses inherent in the receivable portfolio.

The Company establishes a specific and unallocated allowance for credit losses on finance receivables based on management’s best estimates of losses inherent in the receivables portfolio. The Company provides for a specific allowance for credit losses for finance receivables that are in arrears for eleven months and six months or more, respectively, for an amount equivalent to the outstanding principal and interest balance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of receivables in light of historical experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, amounts that may be recoverable from originating dealers, factors affecting the industry which the receivable exposure relates to and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Restated Consolidated Financial Results Overview

The following table sets forth selected financial information for the Company, including as a percentage of net sales, for fiscal 2008, 2007 and 2006.

	For the year ended March 31,
	2008		2007		2006
	(Rs million)%		(Rs million)%		(Rs. million)%
Net Sales(1)	356,514.8	100%	323,612.0	100%	237,916.2	100%

Material Cost(2)	248,595.6	69.7%	224,416.5	69.3%	163,927.2	68.9%
Employee Cost(3)	27,451.6	7.7%	24,157.9	7.5%	17,831.2	7.5%
Manufacturing and other expenses(4)	37,735.2	10.6%	34,545.7	10.7%	25,300.4	10.6%

Total Expenditure(5)	313,782.4	88.0%	283,120.1	87.5%	207,058.8	87.0%

EBIDTA(6)	42,732.4	12.0%	40,491.9	12.5%	30,857.4	13.0%
Depreciation	7,820.7	2.2%	6,880.9	2.1%	6,233.1	2.6%
Product development expenditure	659.5	0.2%	850.2	0.3%	717.7	0.3%
Amortisation/adjustments of miscellaneous expenditure in subsidiaries	9.6	—	6.6	—	25.5	—

EBIT(6)	34,242.6	9.6%	32,754.2	10.1%	23,881.1	10.1%

Add: Dividend and other income	2,674.8	0.8%	1,531.8	0.5%	2,435.2	1.0%
Less: Interest and Discounting charges (net of interest income and interest capitalised)	7,430.6	(2.1)%	4,058.1	(1.3)%	2,460.1	(1.0)%
Add/(Less): Exceptional items- exchange gain/loss (net) on revaluation of foreign currency borrowings, deposits and loans given(7)	1,376.1	0.4%	652.1	0.2%	(391.7)	(0.2)%

Profit before taxes(8)	30,862.9	8.7%	30,880.0	9.5%	23,464.5	9.9%
Tax expense (9)	8,515.4	2.4%	8,832.1	2.7%	6,400.0	2.7%

Net Profit after tax (before adjustments)	22,347.5	6.3%	22,047.9	6.8%	17,064.5	7.2%
Adjustments (net of tax) profit / (loss) (10)	(69.4)	—	272.9	0.1%	160.7	0.1%

Adjusted Net Profit after tax	22,278.1	6.3%	22,320.8	6.9%	17,225.2	7.2%
Share of minority interest	(1,322.5)	(0.4)%	(742.2)	(0.2)%	(222.9)	(0.1)%
Share of profit in respect of investment in associate companies	652.0	0.2%	394.2	0.1%	439.3	0.2%

Profit for the year	21,607.6	6.1%	21,972.8	6.8%	17,441.6	7.3%

(1)	Net sales comprises sale of products and services and other income from operations less excise duty.

(2)	Material Cost comprises consumption of raw materials, components and purchase products for sale, processing charges and change in stock-in-trade and work-in-progress.

(3)	Employee Cost represents payment to and provision for employees.

(4)	Manufacturing and other expenses include expenses for manufacture, administration and selling and netted of for expenditure transferred to capital and other accounts.

(5)	Total expenditure comprises material cost, employee cost and manufacturing and other expenses.

(6)	For the calculation of EBITDA and EBIT dividend and other income has been excluded.

(7)	Foreign currency borrowings, deposits and loans mainly comprise of FCCN/CARS.

(8)	Profit before taxes has been worked out after adding / subtracting exceptional item to / from profit before exceptional item and tax.

(9)	Tax expense comprises current tax net of MAT credit entitlement, if applicable, deferred tax and fringe benefits tax

(10)	Effect of adjustments on account of restatement, pursuant to changes in accounting policy etc. and netted for tax thereon.

Fiscal 2008 Compared to Fiscal 2007

The Indian economy remained in high growth phase but witnessed moderation in GDP growth to 9% in fiscal 2008 as compared to over 9% growth achieved in the previous two years. According to Frost & Sullivan, the commercial vehicle industry, which grew by over 33% in fiscal 2007, was impacted by moderation in economic growth as well as substantial reduction in availability of vehicle financing and grew by 6.9% in fiscal 2008. The passenger vehicle industry also witnessed a slowdown but managed to grow by 11.3% mainly due to reduction in excise duty announced by the GOI, launch of new models and through increased discounts on mature products. The vehicle exports from India also grew, albeit at a slightly lower rate of 11.7% as compared to 14.7% witnessed in the fiscal 2007.

In the challenging market environment in fiscal 2008, the company managed a marginal volume growth over fiscal 2007. The increase in commercial vehicle volumes was supported by new product launches and in-house vehicle financing while our passenger vehicle sales declined due to increase in competition and a mature product portfolio.

Net Sales

Our net sales increased to Rs. 356,514.8 million in fiscal 2008 from Rs. 323,612.0 million in fiscal 2007, an increase of Rs. 32,902.8 million, or 10.2%. The growth in net sales was driven by an increase in sales of commercial vehicles in fiscal 2008 compared to fiscal 2007 and strong growth in the sales of our non-automotive Subsidiaries.

The following table presents our net sales by segment for the years ended March 31, 2008 and 2007.

	Sales by Segment Year ended March 31,
	2008	2007
	(Rs. in million)
Automotive	323,456.5	299,241.4
Others	37,038.1	27,078.9
Total Sales	360,494.6	326,320.3
Inter Segment Sales	(3,979.8)	(2,708.3)

Net Sales	356,514.8	323,612.0

The following is a discussion of net sales for our principal business segments.

Automotive Operations

Sales before inter-segment eliminations from our automotive operations segment increased by Rs. 24,215.1 million, or 8.1%, to Rs. 323,456.5 million in fiscal 2008 compared to Rs. 299,241.4 million in fiscal 2007. This increase was primarily due to an increase in sales volumes, higher realizations and increase in the vehicle financing business.

The Company launched several M&HCV products during the year which would enable the Company to improve its position going forward. In the LCV segment, the continuing strong performance of the Ace,

the launch of 1-Ton and CNG versions in the goods carrier segment and introduction of two new passenger carrier products – Magic and Winger- helped the Company to grow its sales.

Other Operations

Other operations segment represents non-automotive business and mainly includes industrial equipment and IT services. Sales before inter-segment eliminations from our other operations segment increased by Rs. 9,959.2 million or 36.8% to Rs. 37,038.1 million in fiscal 2008 compared to Rs. 27,078.9 million in fiscal 2007, mainly as a result of an increase in revenues of our significant non-automotive Subsidiaries TTL and Telcon. Significant increase in outlay on infrastructure enabled Telcon to increase its revenue by 50% in fiscal 2008.

Total Expenditure

The Company’s total expenditures, excluding depreciation, amortization, product development expenses and interest, increased by 10.8% in fiscal 2008 from Rs. 283,120.1 million in fiscal 2007 to Rs. 313,782.4 million. As a percentage of net sales, the total expenditures increased marginally from 87.5% in fiscal 2007 to 88.0% in fiscal 2008.

The following table presents the Company’s total expenditures for fiscal 2008 and 2007.

	Total Expenditure Year ended March 31,
	2008	2007
	(Rs. in million)
Material cost	248,595.6	224,416.5
Employee cost	27,451.6	24,157.9
Manufacturing and other expenses	37,735.2	34,545.7

	313,782.4	283,120.1

Material Cost

Material Cost (including processing charges) as a percentage to net sales for the fiscal 2008 has increased to 69.7 % from 69.3% for the fiscal 2007.

The increases in the raw materials consumed during fiscal 2008 were largely due to the increase in prices of steel, aluminium, nickel, copper and natural rubber. However, the Company managed to lower the impact of these increases through its on going cost reduction programme with initiatives like global sourcing, vendor rationalization and value engineering.

Employee Cost

Payments to, and provisions for, employees increased by 13.6% in fiscal 2008, from Rs. 24,157.9 million in fiscal 2007 to Rs. 27,451.6 million and represented 7.7% and 7.5% of net sales for the years ended March 31, 2008 and 2007, respectively. The increase was mainly due to increased requirement of employees and skill sets, inflation and increases in compensation level in line with the current market trend in the Indian automotive industry.

As of March 31, 2008, we had 36,788 permanent employees as compared to 29,385 permanent employees on March 31, 2007. Recruiting, training and skill enhancing activities were carried out across all levels, especially at the new manufacturing locations, in line with the Company’s expansion and growth plans.

Manufacturing and Other Expenses

Manufacturing and other expenses increased by 9.2 % in fiscal 2008, from Rs. 34,545.7 million in fiscal 2007 to Rs. 37,735.2 million and represented 10.6% and 10.7% of net sales for fiscal 2008 and fiscal 2007, respectively.

Freight and handling charges increased by 13% in fiscal 2008, from Rs. 5,476.5 million in fiscal 2007 to Rs. 6,186.4 million in fiscal 2008. The increase in freight and handling charges was due to an increase in production volumes as well as the increase in fuel costs.

Expenditure for stores, spare parts and tools consumed increased by 30.1% in fiscal 2008, from Rs. 5,657.3 million in fiscal 2007 to Rs. 7,359.7 million in fiscal 2008. This increase in expenditure was due to an increase in product development, higher production levels as well as an increase in the price of commodities such as steel and rubber and plastic parts.

Depreciation

Depreciation increased by 13.7% in fiscal 2008, from Rs. 6,880.9 million in fiscal 2007 to Rs. 7,820.7 million and represented 2.2% and 2.1% of net sales for fiscal 2008 and fiscal 2007, respectively, due to significant increase in the Company’s capital expenditure on expansion of our production facilities at existing and new locations.

Dividend and Other Income

Other income increased to Rs. 2,674.8 million in fiscal 2008 from Rs. 1,531.8 million for fiscal 2007. This increase was principally due to a profit of Rs. 1,097.2 million upon divestment of 15% of the Company’s stake in HV Transmissions Limited (“HVTL”) and HV Axles Limited (“HVAL”).

Interest (Net)

Interest and discounting charges (net of interest income and interest capitalised) increased from Rs. 4,058.1 million in fiscal 2007 to Rs. 7,430.6 million in fiscal 2008. This increase was principally due to an increase in interest rates and an increase in our funding requirements in connection with our capital expenditure, working capital needs, vehicle financing business and strategic investments.

Exceptional Items

Exceptional items represent (net) gain on revaluation of foreign currency borrowings, deposits and loans given, which increased to Rs. 1,376.1 million in fiscal 2008 from Rs. 652.1 million in fiscal 2007, which consists mainly of revaluation gains on outstanding FCCNs/CARS as at the balance sheet date due to the appreciation of the Indian Rupee against the US Dollar.

Tax expense

Tax expense decreased, from Rs. 8,832.1 million in fiscal 2007 to Rs. 8,515.4 million in fiscal 2008. The effective tax rate (tax expense as a percentage to profit before tax) was 27.6% and 28.6% for fiscal 2008 and fiscal 2007 respectively. The reduction in tax expense in term of effective tax rate was due to an increase in spending on research and development which is eligible for certain tax benefits and capital gains on sale of stakes in HVTL and HVAL which is subject to lower tax rates.

Profit for the year

The Company’s profit for the year decreased marginally in fiscal 2008 from Rs. 21,972.8 million in fiscal 2007 to Rs. 21,607.6 million. Profit after Tax as a % of net sales in fiscal 2008 was 6.1% compared to 6.8% in fiscal 2007.

Fiscal 2007 Compared to Fiscal 2006

Net Sales

The Company’s net sales increased by 36.0% in fiscal 2007, from Rs. 237,916.2 million in fiscal 2006 to Rs. 323,612.0 million.

The growth was primarily driven by the commercial vehicle industry which grew at 33.3%. According to Frost & Sullivan the growth was driven by robust economic growth, increased industrial activity and continued development of better road infrastructure. Restrictions on overloading and increased demand from construction and mining activity had a favorable impact on demand for M&HCV.

There was an overall growth in the volumes of passenger cars in the fiscal 2007, contributed by all segments i.e. small cars, midsize car and utility vehicles.

The following table presents the Company’s net sales by segment for fiscal 2007 and 2006.

	Total Revenues by Segment Year ended March 31,
	2007	2006
	(Rs. in million)
Automotive	299,241.4	222,120.5
Others	27,078.9	18,093.9

Total Sales	326,320.3	240,214.4
Inter Segment Sales	(2,708.3)	(2,298.2)

Net Sales	323,612.0	237,916.2

The following is a discussion of net sales for each of our business segments.

Automotive Operations

Sales before inter-segment eliminations from automotive operations increased by Rs. 77,120.9 million, or 34.7% from Rs. 222,120.5 million in fiscal 2006 to Rs. 299,241.4 million in fiscal 2007. This increase was primarily due to increase in volumes in both commercial vehicles and passenger cars category.

Other Operations

Sales before inter-segment eliminations from our other operations segment increased by Rs. 8,985.0 million or 49.7% to Rs. 27,078.9 million in fiscal 2007 compared Rs. 18,093.9 million in fiscal 2006, mainly due to an increase in revenues of significant non-automotive Subsidiaries. In fiscal 2007, revenues of TTL, on a consolidated basis, and Telco Construction Equipment Company Limited (“Telcon”), increased by 76% and 40.7%, respectively. Telcon witnessed business growth due to increasing infrastructure related activities in India. Similarly, efficiencies derived from the acquisition of INCAT, a provider of Product Life Cycle Management (PLM), engineering and design services to automotive and aerospace companies, during fiscal 2006 helped increase the revenue growth of TTL.

Total Expenditure

Consistent with volume increase, the Company’s total expenditure, excluding depreciation and interest, increased by 36.7% in fiscal 2007, from Rs. 207,058.8 million in fiscal 2006 to Rs. 283,120.1 million. These expenses represented 87.5% and 87.0% of net sales for fiscal 2007 and fiscal 2006, respectively.

The following table presents the Company’s total expenditures for fiscal 2007 and 2006.

Total Expenditure

	Year ended March 31,
	2007	2006
	(Rs. in million)
Material Cost	224,416.5	163,927.2
Employee Cost	24,157.9	17,831.2
Manufacturing and other expenses	34,545.7	25,300.4

	283,120.1	207,058.8

Material Cost

Material Cost (including processing charges) as a percentage to net sales for the fiscal 2007 increased to 69.3% from 68.9% for the fiscal 2006. This was largely a result of increase in prices of steel, aluminium, nickel, copper and natural rubber. The Company continued to lower its material cost by pursuing its on going cost reduction programmes mainly global sourcing, vendor rationalization and value engineering.

Employee Cost

The payments to, and provisions for, employees increased by 35.5% in fiscal 2007, from Rs. 17,831.2 million in fiscal 2006 to Rs. 24,157.9 million . However percentage of the employee cost to net sales did not increase for the year and represented 7.5% for both fiscals 2007 and 2006. The Company and some of its Subsidiaries restructured the salaries to align the same to industry standards and to attract talent. The Company also increased its flexible workforce to achieve substantially higher production units.

As of March 31, 2007, Tata Motors had 29,385 permanent employees compared to 26,742 permanent employees we had on March 31, 2006.

Manufacturing and Other Expenses

Manufacturing and other expenses increased by 36.5% in fiscal 2007, from Rs. 25,300.4 million in fiscal 2006 to Rs. 34,545.7 million. The increase was largely driven by volume increase and these expenses represented 10.7% and 10.6% of net sales for fiscal 2007 and fiscal 2006, respectively.

Freight and handling charges increased by 41.8% in fiscal 2007, from Rs. 3,862.4 million in fiscal 2006 to Rs. 5,476.5 million. The increase in freight and handling charges was due to an increase in production volumes.

Depreciation

Depreciation increased by 10.4% in fiscal 2007, from Rs. 6,233.1 million in fiscal 2006 to Rs. 6,880.9 million and represented 2.1% of net sales for fiscal 2007 as compared to 2.6% of net sales for fiscal 2006. The increase is largely on account of additional capacity being set up for vehicle manufacturing.

Dividend and Other Income

Dividend and other income decreased by 37.1% in fiscal 2007, from Rs. 2,435.2 million in fiscal 2006 to Rs. 1,531.8 million. The other income for the fiscal 2006 included profit of Rs. 1,541.2 million from our divestment of 20% stake in Telcon to Hitachi Construction Equipment Company Limited.

Interest (Net)

Interest and discounting charges (net of interest income and interest capitalised) increased in fiscal 2007, from Rs. 2,460.1 million and discounting changes in fiscal 2006 to Rs. 4,058.1 million. The increase was on account of significant increase in Company’s vehicle financing business, increased level of activity entailing higher working capital, increase in capital expenditure on account of additional capacity being set up for vehicle manufacturing, higher outlay towards the ongoing new product development programs and sustenance initiatives and significant increases in interest rates. However, net interest expenses remained at 1.3% of net sales in fiscal 2007 and 1.0% of net sales in fiscal 2006.

Exceptional Items

In fiscal 2007, exceptional items consisted of a gain of Rs. 652.1 million on revaluations of foreign currency borrowings, deposits and loans as compared to a loss of Rs. 391.7 million for fiscal 2006; mainly such revaluation gain is as at the balance sheet date on FCCN due to the appreciation of the Indian Rupee against US Dollar.

Tax expense

Tax expense increased in fiscal 2007, from Rs. 6,400.0 million in fiscal 2006 to Rs. 8,832.1 million, primarily due to an increase in taxable profits.

The effective tax rate (tax expense as a percentage to profit before tax) was 28.6% and 27.3 % for fiscal 2007 and fiscal 2006, respectively. The marginal increase in tax expense as expressed as percentage to PBT was due to capital gains on sale of stake in a Subsidiary in fiscal 2006 not liable to tax, which was partly offset by other tax deductions.

Profit for the year

Consistent with overall business performance the Company’s profit after taxes increased by 26% in fiscal 2007 over fiscal 2006. The Company’s profit for the year increased in fiscal 2007 from Rs. 17,441.6 million in fiscal 2006 to Rs. 21,972.8 million.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated:

	2008	2007	2006
	(Rs. in million)
Cash flow from/(used in) Operating Activities	55,955.5	(8,754.8)	1,104.6
Cash flow used in Investing Activities	(53,974.2)	(24,064.9)	(4,473.7)
Cash flow from/(used in) Financing Activities	24,868.7	30,535.7	(6,237.3)

Net Increase/(Decrease) in cash and cash equivalents	26,850.0	(2,284.0)	(9,606.4)

Net cash flow from/ (used in) operating activities was Rs. 55,955.5 million, Rs. (8,754.8) million and Rs. 1,104.6 million in fiscal 2008, 2007 and 2006, respectively, while cash flow from operating profit before working capital change was Rs. 42,238.4 million, Rs. 39,446.2 million and Rs. 30,253.3 million, for fiscal 2008, 2007 and 2006, respectively. The net cash inflow/(outflow) in respect of operating activities was affected primarily on account of working capital outflow of Rs. 5,884.3 million in fiscal 2006 and outflow on account vehicle financing of Rs. 17,702.6 million and Rs. 39,330.5 million in fiscal 2006 and fiscal 2007, respectively. There has been a net cash inflow of Rs. 20,926.4 million on account of improvement in working capital in fiscal 2008. For fiscal 2008, an increase in trade and other payables was partially offset by an increase in trade and other receivables. This favorable change in operating assets and liabilities significantly contributed to increased cash provided by operating activities in fiscal 2008 compared to fiscal 2007. Our acceptances increased by Rs. 16,854.0 million in fiscal 2008 due to increase in the credit period for part of the year, sundry creditors increased mainly on account of increase in volumes, acquisition expenses and debt issue cost incurred for the acquisition of Jaguar and Land Rover business. Our sundry debtors increased by Rs. 3,582.9 million, Rs. 3,477.4 million and Rs. 1,130.8 million in fiscals 2008, 2007 and 2006, respectively due to higher value of products sold.

Net cash used in investing activities was Rs. 53,974.2 million, Rs. 24,064.9 million and Rs. 4,473.7 million in fiscal 2008, 2007 and 2006, respectively. Net cash outflow on account of capital expenditures for property, plant and equipment were Rs. 52,339.5 million, Rs. 26,594.1 million and Rs. 12,437.4 million in fiscal 2008, 2007 and 2006, respectively. We invested Rs 4,589.5 million for acquisition of INCAT in the fiscal 2006. During fiscal 2008, cash used in investing activities was primarily due to an increase in and capital expenditure relating mostly to a capacity expansion of our production facilities, introduction of new products, quality and reliability improvement aimed at operating cost reductions. Further in the fiscal 2008 through sale of 15% equity interest in our Subsidiaries HVAL and HVTL and sale of certain lines of financing activities during fiscal 2008 we received Rs. 1,642.5 million and Rs. 8,874.2 million respectively.

Net cash flow from/(used in) financing activities was Rs. 24,868.7 million, Rs. 30,535.7 million and Rs. (6,237.3) million during fiscal 2008, 2007 and 2006, respectively. We raised net Rs. 4,449.9 million in fiscal 2006 and Rs. 19,699.9 million in fiscal 2008 by way of FCCN/CARS. Other long term debt raised net of repayment was Rs. 32,355.3 million and Rs. 10,674.5 million in fiscal 2007 and fiscal 2008 respectively. The long term debts were raised for the purpose of capital expenditure requirement. The net increase in short term borrowings was Rs. 8,610.0 million in fiscal 2007 and Rs. 11,385.1 million in fiscal 2008 to provide working capital support.

Certain of our Subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. However this has not had and is not expected to have any impact on our ability to meet our cash obligations.

In June 2008, we raised US$ 3,000 million of US Dollar denominated debt to finance our acquisition of Jaguar Land Rover. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financing of the Jaguar Land Rover Acquisition” and “Objects of the Issue” on pages 135 and 23 of this Letter of Offer.

For further information on our loan obligations on a consolidated basis, see “Auditor’s Report” on page F-1 of this Letter of Offer. For further information on our loan obligations on a non-consolidated basis, see “Description of Certain Indebtedness” on page 166 of this Letter of Offer.

For further information on the details of cash flow movements for operating activities, investing activities and financing activities, see “Auditor’s Report” on page F-1 of this Letter of Offer.

Liabilities and Sources of Financing

The following table sets forth our consolidated secured and unsecured loans:

	As of March 31,
	2008	2007	2006
	(Rs. in million)
Secured Loans	60,118.7	44,626.5	8,816.2
Unsecured Loans	55,730.0	28,392.5	24,975.2

Total Loans	115,848.7	73,019.0	33,791.4

During fiscal 2008 and 2007, the effective weighted average interest rate on our consolidated loans was 7.4% and 5.6% per annum, respectively. During fiscal 2008, our effective cost of borrowing increased due to increase in interest rates in India during the fiscal year.

As of March 31, 2008, approximately 58% of our loans were denominated in Rupees and the balance was denominated in US Dollars and other non-rupee currencies.

The following table sets forth a summary of the maturity profile for our outstanding debt obligations as of March 31, 2008:

Payments Due by Period	Rs. in Million
Repayment within 1 year	61,401.0
After one and up to two years	11,788.8
After two and up to five years	42,658.9

Total	115,848.7

In addition, redemption premium (net of discount) of Rs. 8,834.5 million is payable for FCCN/CARS, if not converted.

As a result of our increase in our debt during fiscal 2008 as compared to fiscal 2007, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) was 0.77 as of March 31, 2007 and March 31, 2008.

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, issue of commercial paper and short and medium-term borrowings from lending institutions, banks. The maturities of these short and medium-term borrowings and debentures are generally matched to particular cash flow requirements.

The unsecured loans mainly comprise of foreign currency convertible notes, as under:

In July 2003, we raised US$ 100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or global depositary shares, at the option of the holder, at a price of Rs. 250.745 per ordinary share. The notes are subject to redemption at our option any time after July 31, 2006. Unless previously converted, redeemed or purchased and cancelled, the notes are redeemable on July 31, 2008 at 116.824% of the principal amount. US$ 60,000 of these notes were outstanding as on March 31, 2008 which were redeemed on maturity.

On April 27, 2004, we raised US$ 400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The US$ 100 million zero coupon notes, due in 2009, are convertible into ordinary shares or global depositary shares at an initial conversion price of Rs. 573.106 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2009 and are subject to redemption at our option any time on or after April 27, 2005. The US$ 300 million 1% notes, due in 2011, are convertible into ordinary shares or depositary shares at a initial conversion price of Rs. 780.400 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2011. For each tranche, there is a fixed rate of exchange of on conversion of Rs. 43.85 = US$ 1.00. US$ 4.41 million of the US$ 100 million zero coupon notes, due in 2009, were outstanding as of March 31, 2008. None of the US$ 300 million 1% notes, due in 2011, had been converted as of to March 31, 2008.

On March 20, 2006, we issued an aggregate principal amount of JP¥ 11,760 million of zero coupon convertible notes due on March 21, 2011. The note holders have an option to convert these notes into ordinary shares or ADSs at an initial conversion price of Rs. 1,001.39 per share with a fixed rate of exchange on conversion of Rs. 1.00 per JP¥ 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. None of these notes were converted prior to March 31, 2008.

On July 11, 2007, we issued an aggregate principal amount of US$ 490 million of zero coupon Convertible Alternative Reference Securities (“CARS”) due on July 12, 2012. The noteholders have an option to convert these notes (i) in the event there has been a Qualifying Issue (as defined in the Indenture relating to the CARS) by the time of conversion, into Qualified Securities (“QSs”), or (ii) in the event that there has not been a Qualifying Issue by the time of conversion or there has been a Qualifying Issue but we notify the holders of the CARS (the “Holders”) that the CARS are no longer convertible into QSs, into our newly issued ordinary shares or ADSs at the option of the Holders. The conversion may be made by the Holders at any time during the period from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price of Rs. 960.96 per share (equivalent to US$ 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 = US$ 1.00). The conversion price is subject to adjustment in certain circumstances. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on July 12, 2012, at 131.82% of the principal amount.

For further information on our loan obligations on a consolidated basis, see “Auditor’s Report” on page F-1 of this Letter of Offer. For further information on our loan obligations on a non-consolidated basis, see “Description of Certain Indebtedness” on page 166 of this Letter of Offer.

Some of the Company’s financing agreements and debt arrangements set limits on and/or require prior lender consents for among other things, undertaking of new projects, issuing new securities, changes in management, mergers, sale of undertakings and investment in Subsidiaries. In addition, certain financial covenants may limit the Company’s ability to borrow additional funds or to incur additional liens. Certain of the Company’s financing arrangements also include covenants to maintain certain debt to equity ratios, debt to earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios. The Company cannot assure prospective investors that such covenants will not hinder the Company’s business development and growth in the future. Our ability to raise additional debt in the future is subject to a variety of uncertainties including, among other things, economic and other conditions in India that may affect investor demand for our securities and those of other Indian entities, our financial condition and results of operations.

Contingent Liabilities and other obligations:

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

Consolidated Statement of Contingent Liability

		Rs. in million As at March 31,
Particulars		2008	2007	2006
1	(a) Claims not acknowledged as debts	4,785.9	4,090.2	2,545.0
	(b) Provision not made for income tax matters in dispute*	4,533.7	4,226.2	2,548.8
	(c) The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 Million)	—	—	343.1
	(d) Liquidated damages retained by customers under negotiations for waiver	—	—	7.2
2	The claims / liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which department is in further appeal	353.4	275.1	180.8
3	Other money for which the Company is contingently liable:
	(a) In respect of bills discounted and export sales on deferred credit	7,500.0	5,292.3	6,874.3
	(b) The Company has given guarantees for liability in respect of receivables assigned by way of securitisation	10,953.7	6,381.5	1,314.7
	(c) Cash Margin / Collateral	15,813.4	3,871.5	2,793.2
	(d) In respect of retained interest in securitisation transactions	656.5	769.1	482.5
	(e) In respect of subordinated receivables	407.4	694.5	458.3
	(f) Others	150.4	50.0	64.1

*	Net of consequential relief in subsequent years.

Note:

Concorde Motors (India) Limited, a Subsidiary company acquired certain immovable properties pursuant to scheme of arrangement in 2004. stamp duty is payable on conveyance of properties in favour of the company. The stamp duty adjudication order has been passed by District registrar for Bangalore property fixing the market value of the immovable property situated at Bangalore as on the date of acquisition at Rs. 116.5 million on which stamp duty @ 7% amounting to Rs. 8.2 million has been paid by the Company during the year 2007-08 and has been capitalised under Land & Building. The Company is in process of completing similar formalities in respect of the Hyderabad property that was acquired by the Company pursuant to the scheme referred above. It is not possible to quantify the amount of duty payable, and adjustments, as and when effected, will be carried out to the cost of land and building relating the property in Hyderabad.

(2)	Export obligation

Since fiscal 1997, we have been benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance and freight value of these imports or customs duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold 44 licenses that require us to export our products of a value of approximately Rs. 88.47 billion between 2002 and 2015, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligation, the remaining obligation is to export products of a value of approximately Rs. 52.91 billion by March 2015. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

(3)	Capital Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for, was Rs. 40,455.2 million as at March 31, 2008 and Rs. 31,733.4 million as at March 31, 2007.

Liquidity and Capital Resources

We finance our capital requirements through cash generated from operations, sale of investments including divestment in stakes of Subsidiaries and affiliates, debt, and equity. As of March 31, 2008, our outstanding borrowings were Rs. 115,848.7 million. We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macro economic factors in India and abroad, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

Financing of the Jaguar Land Rover Acquisition

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford for a purchase consideration of US$ 2,300 million on cash free and debt free basis. The purchase consideration was paid by JaguarLandRover Limited, our indirect Subsidiary. As part of the acquisition, the Company acquired the global businesses relating to Jaguar Land Rover including three vehicle manufacturing facilities, one veneer production facility, two advanced design centers, 26 national sales companies, intellectual property rights (including perpetual royalty free licenses), and brands and trade marks. For further information on Jaguar Land Rover see “Business – The Jaguar Land Rover Business” on page 68 of this Letter of Offer.

The purchase consideration of US$ 2,300 million, on cash free and debt free basis, paid by JaguarLandRover Limited was financed through a capital contribution of US$ 400 million and a portion of the proceeds from a US$ 3,000 million short term bridge loan facility extended to JaguarLandRover Limited. The purchase consideration was based on an agreed level of working capital as defined in the sale and purchase agreement entered into with Ford. In addition, US$ 100 million was paid by TML Holdings Pte Limited towards fees and other acquisition expenses consisting of legal and advisory fees, due-diligence and related expenses, structuring fees, underwriters fees and other expenses in relation to the short term bridge loan, and other acquisition related expenses.

A net cash position of US$ 93 million was estimated for Jaguar Land Rover as at the date of acquisition. This amount represents additional net cash over the purchase consideration basis and was paid additionally by JaguarLandRover Limited. The same was financed out of the proceeds of the short term bridge loan.

In addition, a final adjustment relating to the actual cash, debt and working capital position (as defined in the sale and purchase agreement) of Jaguar Land Rover on the date of the acquisition, based on a final completion statement of Jaguar Land Rover agreed between JaguarLandRover Limited and Ford, of US$ 131 million is payable by JaguarLandRover Limited to Ford. This represents additional net working capital/ cash available with Jaguar Land Rover over the agreed levels.

The US$ 3,000 million short term bridge loan facility extended to JaguarLandRover Limited in connection with the acquisition of Jaguar Land Rover was pursuant to a credit facility agreement dated March 13, 2008 with an initial group of arrangers including the Bank of Tokyo-Mitsubishi UFJ Limited, Citigroup Global Markets Asia Limited, ING Bank N.V., Singapore Branch, J.P. Morgan Securities (Asia Pacific) Limited, Mizuho Corporate Bank Limited, Standard Chartered Bank, State Bank of India and BNP Paribas, Singapore Branch. TML and TML Holdings Pte Limited were also obligors to the aforementioned credit facility agreement, and TML provided a guarantee for the facility. Citicorp International Limited acted as the Facility Agent. JaguarLandRover Limited utilized US$ 1,900 million of the aforementioned Short Term Bridge Loan towards part payment of the purchase consideration for the acquisition of Jaguar Land Rover from Ford on cash free and debt free basis. In addition, a net cash position of US$ 93 million, representing additional net cash over the purchase consideration basis, was estimated for Jaguar Land Rover as at the date of the acquisition. This amount was paid additionally by JaguarLandRover Limited out of the proceeds of the short term bridge loan. Further, US$ 700 million from the proceeds from the short term bridge loan was utilized by JaguarLandRover Limited for a short term working capital loan to its subsidiary, Land Rover. The balance proceeds from the Short Term Bridge Loan are intended to be utilized by JaguarLandRover Limited towards the ongoing operational/ contingency requirements of Jaguar Land Rover. For further details see “Objects of the Issue” on page 23 of this Letter of Offer.

Proposed Repayment of the short term bridge loan

The Company intends to refinance the short term bridge loan through the following fund raising plans:

1)	Simultaneous but unlinked rights issue of (i) Ordinary Shares of Rs. 21,853.9 million and (ii) ‘A’ Ordinary Shares having differential voting rights of Rs. 19,604.2 million described in this Letter of Offer;

2)	Issuance of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount aggregating approximately US$ 500/600 million. While the terms of the same are not yet finalized, the Company expects to issue the same after the date on which the Securities under this Letter of Offer are listed or application moneys are refunded on account of the failure of the Issue; and

3)	Raise the balance amount through other measures such as monetization of a part of the Company’s investments through a phased divestment of certain investments (preferably as inter-group sales wherever feasible) at prevailing market prices, and asset based lending facilities and optionally convertible loans at Jaguar Land Rover/ JaguarLandRover Limited.

With regards to paragraph 2 above, the Company has received the approval of its shareholders to raise up to US$ 1 billion on July 14, 2008. The balance of the approved amount after considering the issuance of securities under paragraph 2 above and other contingencies will be used for raising additional resources through an appropriate debt or offer of securities to fund the future growth plans of the Company, as may be necessary.

The issuance of Ordinary Shares and/or ‘A’ Ordinary Shares by the Company, whether directly or following the exercise of rights or warrants or the conversion of convertible securities, will dilute the equity interests of the Company’s shareholders and could depress the prevailing market price of the Company’s shares. Additionally, the Company has outstanding convertible debt securities that may be converted into equity securities and this could further dilute the equity interests of the Company’s shareholders.

In addition, the Company’s ability to raise additional funds through the issuance of equity, equity-related or debt instruments in the future is subject to a variety of uncertainties including, among other things, the amount of capital that other entities may seek to raise in the capital markets, receipt of regulatory or corporate approvals that are necessary, market conditions, foreign exchange movements, and other conditions that may affect investor demand for the Company’s securities, the liquidity of the capital markets and the Company’s financial condition and results of operations. As a result, the Company may not be able to raise this additional equity on terms or with a structure that is favourable to the Company, if at all.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate and Swap Agreements

Our exposure to interest rate risks relates primarily to:

•	our short term debt, which is normally utilized for working capital requirements;

•	our long term debt, which is normally utilized to finance capital expenditure;

•	our investment in marketable securities; and

•	our finance receivables.

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into option contracts and interest rate caps and floors to reduce the interest rate risk related to these activities.

There are particular shortcomings inherent in the sensitivity analysis presented below. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although some assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates.

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2008 and March 31, 2007 is Rs. 150.0 million and Rs. 226.5 million, respectively, on an annual basis. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2008 and 2007 is Rs. 50.4 million and Rs. 29.0 million, respectively.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates.

Foreign Exchange Risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated:

	For the year ended March 31,
	2008	2007
	Percentage (%)
Total Foreign Currency denominated debt as percentage of total outstanding debt	42.0	46.2
Total US$ debt as percentage of total outstanding debt	37.0	39.1

We have foreign currency exposure related to buying, selling and financing in currencies, primarily in the US Dollar, other than the local currencies in which we operate. We are also exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies.

We use derivative instruments primarily to hedge our foreign exchange exposure, and also to hedge our interest rate exposure. Nevertheless, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and cost of imported goods/technology and consequently may increase the cost of financing our capital expenditures. In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings.

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2008 and 2007 is Rs. 428.5 million and Rs. 329.8 million, respectively.

We hedge most of our exports. However, some of our imports and exports have remained unhedged during the year. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports payables for the year ending March 31, 2008 and 2007 is Rs. 41.5 million and Rs. 7.2 million, respectively, and sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our exports receivables for the year ending March 31, 2008 is Rs. 21.6 million.

Commodity price risk
Commodity price risk is the possibility of impact from changes in the prices of commodities, such as non-ferrous metals (like aluminium), ferrous alloys (like steel) and others (like rubber), which we use in the production of automotive vehicles and their components. We do not use derivative instruments to hedge the price risk associated with the purchase of these commodities. However, we cover some of these risks through long-term purchase contracts.

Our exposure to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Other Information

Certain details of loans and advances, sundry debtors and unsecured loans on a non-consolidated basis are given below:

	(Rs. In Million)
	March 31,
	2008	2007	2006	2005	2004
Loans and Advances
Promoter and Tata Companies	2.0	247.1	1.7	2.3	2.2
Directors	2.6	2.8	3.0	3.2	3.4
Relatives of Directors	—	—	—	—	—
Sundry Debtors
Promoter and Tata Companies	29.9	1.6	33.8	13.3	14.3
Directors	—	—	—	—	—
Relatives of Directors	—	—	—	—	—
Unsecured Loans
Promoter and Tata Companies	—	—	—	—	—

Significant economic changes that materially affected or are likely to affect income from continuing operations.

Other than as mentioned under “Significant Factors Influencing Our Results of Operations” and “Critical Accounting Policies” in “Management’s Discussion and Analysis of Financial Condition & Results of Operations” and “Business – The Jaguar Land Rover Business – Significant Factors influencing the results of Operations of Jaguar Land Rover” on pages 119 and 75 of this Letter of Offer, we do not believe that there are any other significant economic changes that materially affect or are likely to affect income from continuing operations.

Known trends or uncertainties that have had or are expected to have a material adverse impact on sales, revenue or income from continuing operations.

Other than as described in this Letter of Offer, particularly in “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages xii, 49 and 119 of this Letter of Offer’, to our knowledge there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on our income from continuing operations.

Future changes in the relationship between costs and revenues such as future increase in labour or material costs or prices that will cause a material change are known.

Other than as described in “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages xii, 49 and 119 of this Letter of Offer, there are no relationships between costs and income that have or had or are expected to have a material adverse impact on our operations and finances.

The extent to which material increases in net sales or revenue are due to increased sales volume, introduction of new products or services or increased sales prices.

Changes in revenues during the last three fiscal years are explained in “Management’s Discussion and Analysis of Financial Condition & Results of Operations” under the subsections “Fiscal 2008 compared with fiscal 2007” and “Fiscal 2007 compared with fiscal 2006” under the respective paragraphs titled “Net Sales”.

Unusual or infrequent events or transactions.

There have been no events, to our knowledge, other than as described in this Letter of Offer, which may be called “unusual” or “infrequent”.

Total turnover of each major segment in which the Company operates.

As described in this Letter of Offer, the Company operates in two business segments namely automotive operations and other operations. The Company’s revenues in each of these two business segments has been provided under “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages 49 and 119 of this Letter of Offer.

The extent to which our business is seasonal.

See “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages 49 and 119 of this Letter of Offer.

Status of any publicly announced new products or business segment.

See “Business” on page 49 of this Letter of Offer.

Any significant dependence on a single or few suppliers or customers.

Except as disclosed in “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages 49 and 119 of this Letter of Offer, there is no significant dependence on a single or few suppliers or customers.

Competitive conditions.

Competitive conditions are described under “Risk Factors”, “Industry Overview”, “Business” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on pages xii, 41, 49 and 119 of this Letter of Offer.

SUMMARY FINANCIAL INFORMATION OF JAGUAR LAND ROVER

On June 2, 2008, TML completed the acquisition of Jaguar Land Rover from Ford. The following tables set forth the Unaudited Summarized Income Statement and the Unaudited Summarized Statement of Assets and Liabilities of Jaguar Land Rover as at and for the years ended December 31, 2007, 2006, 2005 and 2004. In addition, the Unaudited Summarized Income Statement for the period from June 2, 2008 to June 30, 2008 and from January 1, 2008 to June 1, 2008 has also been included in the following tables (together the “Unaudited Summarized Financial Statements”).

The Unaudited Summarized Financial Statements have been prepared by Jaguar Land Rover’s management principally based on US GAAP. The Unaudited Summarized Financial Statements as at and for the years ended December 31, 2007, 2006, 2005 and 2004 and the Unaudited Summarized Income Statement for the period from January 1, 2008 to June 1, 2008 have been adjusted for certain Ford corporate level transactions which have been accounted for under Jaguar Land Rover. The Unaudited Summarized Financial Statements of Jaguar Land Rover are, by their nature, summarized and intended to provide a summary of the performance of the Jaguar Land Rover business in terms of the Income Statement and Statement of Assets and Liabilities, and are not intended to comply with all disclosure requirements under US GAAP reporting. As a result, they do not include all the information, notes and other disclosures which would normally be provided in full audited financial statements under US GAAP. Furthermore, the Unaudited Summarized Financial Statements have been combined based on certain assumptions that may not necessarily be in accordance with US GAAP. The Unaudited Summarized Financial Statements should be read in conjunction with the “Basis of Preparation” and “Notes to the Unaudited Summarized Financial Statements”.

UNAUDITED SUMMARIZED INCOME STATEMENT

						(US$ million)
Description	June 2, 2008 to June 30, 2008	January 1, 2008 to June 1, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Revenue	1,341	7,071	14,942	12,969	12,462	10,647
Cost of Sales	(1,087)	(5,591)	(12,258)	(11,292)	(10,955)	(9,925)
Gross Profit	254	1,480	2,684	1,677	1,507	722
Marketing and Selling Expenses	(86)	(480)	(1,069)	(1,057)	(1,112)	(1,060)
Research and Development Expenses	(74)	(382)	(829)	(683)	(821)	(831)
General and Administrative Expenses	(34)	(137)	(352)	(360)	(408)	(331)
Other Income/ (Expenses)	3	144	216	66	335	379
EBIT (Prior to Adjustments)	63	625	650	(357)	(499)	(1,121)
Adjustments:
- Special/ Exceptional Items (Refer Note d3)	—	(35)	524	(1,836)	(1,465)	(90)
- Non-Continuing Transactions (Refer Note d4)	—	(19)	569	349	466	449
EBIT (After Adjustments)	63	571	1,743	(1,844)	(1,498)	(762)
Net Interest Expense	(1)	(42)	(134)	(133)	(276)	(176)
Earnings Before Taxation	62	529	1,609	(1,977)	(1,774)	(938)
Provision for Taxation	(4)	(912)	(571)	1,263	(310)	122
Earnings After Taxation	58	(383)	1,038	(714)	(2,084)	(816)
Dividends	—	(1,222)	—	—	—	—
Retained Earnings	58	(1,605)	1,038	(714)	(2,084)	(816)

UNAUDITED SUMMARIZED STATEMENT OF ASSETS AND LIABILITIES

				(US$ million)
Description	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
ASSETS
Current Assets:
- Cash and Marketable Securities	249	332	98	85
- Accounts Receivable (Net)	758	615	229	542
- Inventories	1,523	1,400	1,362	1,479
- Other Current Assets	267	198	238	123
Total Current Assets	2,797	2,545	1,927	2,229
Net Fixed Assets	2,246	2,119	3,256	5,190
Investments — Non-Current	1	43	44	39
Goodwill and Intangible Assets	1,695	1,408	1,285	1,431
Other Non-Current Assets	3	1	17	6
Total Non Current Assets	3,945	3,571	4,602	6,666
Total Assets (A)	6,742	6,116	6,529	8,895
LIABILITIES
Current Liabilities:
- Accounts Payable	2,605	2,200	2,022	1,781
- Accrued Expenses and other Current Liabilities	1,701	2,077	1,593	2,207
- Short-Term Debt	659	2,175	1,709	3,791
- Income Tax Liabilities	(64)	181	154	(10)
Total Current Liabilities	4,901	6,633	5,478	7,769
Net Pensions Deficit / (Surplus)	(663)	376	(708)	(425)
Deferred Income Taxes (Net)	(924)	(1,730)	(96)	(456)
Other Non-Current Liabilities	571	548	368	560
Total Non Current Liabilities	(1,016)	(806)	(436)	(321)
Total Liabilities (B)	3,885	5,827	5,042	7,448
Net Worth (A-B)	2,857	289	1,487	1,447

BASIS OF PREPARATION OF AND NOTES TO THE UNAUDITED SUMMARIZED FINANCIAL STATEMENTS

a)	Acquisitions of Jaguar Land Rover

On June 2, 2008, TML completed the acquisition of Jaguar Land Rover from Ford. The purchase consideration was paid by TML’s indirect Subsidiary, JaguarLandRover Limited. As part of the acquisition, TML acquired the global business of Jaguar Land Rover including three vehicle manufacturing facilities, two advanced design centres, one veneer production facility, 26 national sales companies, intellectual property rights (including perpetual royalty free licenses), and brands and trade marks.

b)	Objective of the Unaudited Summarized Financial Statements of Jaguar Land Rover

Prior to the acquisition of Jaguar Land Rover by the Company, the business of Jaguar Land Rover comprised a number of subsidiaries (including national sales companies), several divisions and the Halewood facility all of which were integrated into Ford. Under the acquisition process, certain divisions relating to Jaguar Land Rover were carved out and either transferred to existing companies or to new companies formed as a part of the reorganization process. These companies together with the existing subsidiaries and the Halewood facility relating to Jaguar Land Rover were re-constituted under Jaguar Cars Limited and Land Rover which are subsidiaries of JaguarLandRover Limited, TML’s indirect Subsidiary. However, certain of these divisions relating to distribution operations in 15 countries will be transferred by Ford to Jaguar Land Rover on completion of pending formalities and receipt of local regulatory approvals. After elimination of consolidation adjustments and intercompany revenues, these 15 divisions represented 14.5% of total sales in 2007.

Prior to the acquisition, consolidated audited financial statements relating to Jaguar Land Rover as a separate organisation were not required to be prepared either on a brand or consolidated level for external reporting. The objective of the Unaudited Summarized Financial Statements is to facilitate an understanding of the financial performance of Jaguar Land Rover for the aforementioned periods/ years.

c)	Procedure for preparation of the Unaudited Summarized Financial Statements of Jaguar Land Rover

The Unaudited Summarized Financial Statements of Jaguar Land Rover have been prepared on the following basis:

1)	The Unaudited Summarized Financial Statements have been prepared by the Jaguar Land Rover management principally based on US GAAP. In accordance with US GAAP - Statement of Financial Accounting Standards No. 141, Business Combinations (“Financial Accounting Standard 141”) all tangible and intangible assets and liabilities should be revalued at fair value in the opening balance sheet following acquisition. This process has not yet been completed for Jaguar Land Rover, and therefore the financials statements of Jaguar Land Rover going forward may materially differ from the Unaudited Summarized Statement of Assets and Liabilities as at December 31, 2007.

2)	The Unaudited Summarized Financial Statements as above include 33 subsidiaries, 17 divisions and the Halewood facility relating to Jaguar Land Rover acquired by JaguarLandRover Limited. The Unaudited Summarized Financial Statements also include two entities which are only included on an investment basis. The earnings of eight subsidiaries and eight divisions not acquired by JaguarLandRover Limited are included within the Unaudited Summarized Income Statement but reversed on a bottom line basis, details of which are provided as per note (d) 4.8 below. The revenues and EBIT of the 16 entities not acquired by JaguarLandRover Limited for the year ended December 2007 is US$ 28.2 million and US$ 1 million, respectively.

3)	For the preparation of the Unaudited Summarized Financial Statements the underlying management accounts principally based on US GAAP were used.

For the years ended December 31, 2006, 2005 and 2004, the accounts for subsidiaries were reconciled with the audited statutory accounts, as per accounting standards applicable in the respective country of incorporation, except Land Rover North America Inc (no local requirement for separate audit). After elimination of consolidation adjustments and intercompany revenues, these subsidiaries audited under local laws represented 56% of total sales in 2006.

4)	For the preparation of the income statements of the divisions, the brand specific income statement data available to the profit before taxes level was used with the income statement items below this held only at the parent company level.

Furthermore, for the preparation of the balance sheets of the divisions the items readily attributable to Jaguar Land Rover like inventory, trade receivable were identified by brands. However cash and certain liabilities were only recorded at the parent company level and therefore for the purpose of Unaudited Summarized Financial Statements, a divisional funding balance was recognized and included as part of net worth.

5)	The financial statements of the subsidiaries, divisions and the Halewood facility prepared as above were combined and the following adjustments were made:

•	Inter-company sales elimination within each brand;

•	Inter-company trade receivable/payable balance elimination within each brand;

•	Inter-company non-trade receivable/payable balance elimination within each brand;

•	Elimination of unrealised Jaguar Land Rover inter-company profit in inventory within each brand and between brands;

•	Elimination of internal investments and equity balances where investee companies were subsidiaries of other Jaguar Land Rover entities, as applicable.

6)	Furthermore, certain adjustments were made in relation to certain special/ exceptional items and non-continuing items to the Unaudited Summarized Income Statements, the details of which are explained under notes (d) 3 and (d) 4 to the Unaudited Summarized Financial Statements.

d)	Notes to Unaudited Summarized Income Statement

1.	Other Income/(Expenses)

Other Income and Expenses includes the impact of foreign exchange related gains and losses and costs relating to forward hedging contracts and options taken in the normal course of Jaguar Land Rover’s business, and period end / year end conversion gains and losses. It also includes senior management long-term incentive scheme compensation, incentive scheme compensation, the difference between total pension costs under US GAAP and payroll related employee pension contributions, and one time incomes or expenses.

2.	Depreciation and Amortisation

Depreciation and Amortisation has been allocated amongst the cost of sales, marketing and selling expenses, and research and development. The depreciation and amortisation charge for the period from June 2, 2008 to June 30, 2008, for the period from January 1, 2008 to June 1, 2008 and for the years ended December 31, 2007, 2006, 2005 and 2004, were US$ 27 million, US$ 15 million, US$ 287 million, US$ 419 million, US$ 729 million and US$ 642 million, respectively. As on December 31, 2007 the depreciation and amortisation allocation in cost of sales was approximately 92.7% of the total depreciation and amortisation charge for the year.

3.	Special/ Exceptional Items

The following table summarises the adjustments relating to Special/ Exceptional (Expenses)/Income Items:

							(US$ million)
No.	Description	June 2, 2008 to June 30, 2008	January 1, 2008 to June 1, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
3.1	Asset Impairments	—	—	—	(1,600)	(1,300)	—
3.2	Restructuring Charges	—	(16)	(52)	(151)	(134)	(90)
3.3	Mark to Market of Hedging Contracts	—	(19)	143	—	—	—
3.4	Variable Marketing Charge	—	—	(53)	—	—	—
3.5	Restatement of Warranty due to change in Accounting Methodology	—	—	—	(85)	(31)	—
3.6	Profits on Sale of Aston Martin shares	—	—	452	—	—	—
3.7	Income on Sale of the right to use Daimler trademark as corporate name	—	—	34	—	—	—
	Total Special/ Exceptional Items	—	(35)	524	(1,836)	(1,465)	(90)

3.1	Asset Impairment

During 2006 and 2005, a decline in forecast net cash flows based on market conditions and financial performance resulted in a test of long-lived assets recoverability indicating that the carrying value of these assets exceeded the fair value based on the forecast cash flows. Consequently, a pre-tax impairment charge of US$ 1,600 million and US$ 1,300 million was recorded for the difference during 2006 and 2005, respectively. These impairments were allocated to net fixed assets (excluding land and certain other assets) and dealer network intangible assets.

3.2	Restructuring Charges

Since 2004 there have been various restructuring activities to align the cost base of the business. These restructuring activities included:

•	Closure of the majority of operations at, and subsequent sale of, the Browns’ Lane site which formerly produced Jaguar vehicles.

•	Cessation of Freelander and powertrain production at Jaguar Land Rover’s Solihull facility. The replacement vehicle (Freelander 2/LR2) is produced at Jaguar Land Rover’s Halewood facility.

•	Voluntary redundancy programmes within all areas of the business.

3.3	Mark to Market of Hedging Contracts

In 2007, the designated hedging program applied by Jaguar Land Rover was unwound under Financial Accounting Standard 133 of the US GAAP guidelines. Consequently, the portfolio of open foreign exchange forward contracts was marked to fair market value and unwound resulting in an adjustment of US$ 143 million in 2007 and US$ (19) million during the period January 1, 2008 to June 1, 2008.

3.4	Variable Marketing Charge

During 2007, there was a one-time non-cash charge of US$ 53 million relating to a change in the business practice for offering and announcing retail variable marketing incentives to dealers.

3.5	Restatement of Warranty due to Change in Accounting Methodology

In 2006, the methodology for estimating warranty provisions was changed following a review of the provision process. This change in methodology resulted in a revaluation to the warranty provision, and the reported item reflects the adjustments to the underlying warranty cost of each year retrospectively resulting from applying the revised provisioning model. The revised methodology has been applied consistently since the change.

3.6	Profits on Sale of Aston Martin shares

In 2007, Ford sold its interest in Aston Martin to external parties. Jaguar Cars Limited held a 75% investment in Aston Martin, and therefore this portion of the profit on disposal of the original investment is recognised in Jaguar Cars Limited.

3.7	Income on Sale of the right to use Daimler trademark as corporate name

In 2007, Ford sold the right to use the Daimler trademark as a corporate name to DaimlerChrysler. Jaguar Cars Limited held the Daimler trademark and therefore the income on sale of the right to use Daimler trademark as corporate name is recognized in Jaguar Cars Limited. The sale did not restrict the right of Jaguar to continue to use the Daimler trademark as a brand on automotive vehicles and related products.

4.	Non-Continuing Transactions

The following table summarises the effect of (expense)/income transactions which will not continue post acquisition:

							(US$ million)
No.	Description	June 2, 2008 - June 30, 2008	January 1, 2008 - June 1, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
4.1	Recharges to Ford primarily related to Research and Development	—	378	843	714	790	799
4.2	Royalty Payments to Ford	—	(57)	(374)	(409)	(383)	(377)
4.3	Ford Consolidation Adjustments	—	175	169	46	68	75
4.4	Goodwill Impairments	—	(421)	—	—	—	—
4.5	Held for Sale Depreciation Treatment	—	90	—	—	—	—
4.6	Loss on Sale of Jaguar Land Rover	—	(106)	—	—		—
4.7	Sale Transaction Costs	—	(78)	(68)	—	—	—
4.8	EBIT in Jaguar Land Rover Entities not acquired	—	—	(1)	(2)	(9)	(48)
	Total Non-Continuing Transactions	—	(19)	569	349	466	449

4.1	Research and Development Recharges to Ford

Research and development recharges to Ford relate to a reduction of Jaguar Land Rover’s operating expenses on the rebilling of all research and development expenses to Ford. These recharges will not continue after the acquisition of Jaguar Land Rover by JaguarLandRover Limited.

4.2	Royalty Payments to Ford

Royalty payments to Ford relate to payment of production volume based royalties to Ford by Jaguar Land Rover for the use of intellectual property. As part of the acquisition, JaguarLandRover Limited acquired intellectual property rights (including perpetual royalty free licenses), and brands and trade marks relating to the Jaguar Land Rover business from Ford.

4.3	Ford Consolidation Adjustments

Ford consolidation adjustments relate to the adjustment entries passed at the Ford parent level for purpose of consolidation of the Jaguar Land Rover result of operations. Post acquisition of Jaguar Land Rover by JaguarLandRover Limited these reversal entries shall not be applicable as evidenced by the Unaudited Summarized Statement of Income for the period from June 2, 2008 to June 30, 2008.

These consolidation adjustments represent the elimination of profits or (losses) made by other Ford companies on engine and other components sold to Jaguar Land Rover companies, and costs relating to general administrative expenses, information technology, accounting and treasury services, marketing and purchasing services incurred in other Ford companies centrally allocated to Jaguar Land Rover within Ford’s segment reporting.

4.4	Goodwill Impairment

During the first quarter of 2008, prior to the sale of Jaguar Land Rover, Ford made a pre-tax impairment charge of US$ 421 million in relation to goodwill. This reflected the difference between the anticipated proceeds Ford would receive from JaguarLandRover Limited as a result of the sale and the carrying value of Jaguar Land Rover under Ford accounting policies, which did not include any fair value adjustments.

Furthermore the carrying value of goodwill in the Jaguar Land Rover’s Unaudited Summarised Statement of Assets and Liabilities may be significantly different post the acquisition on account of the fair value accounting under US GAAP.

4.5	Held for Sale Depreciation Treatment

At the end of 2007, following the decision to sell the Jaguar Land Rover business, Ford implemented “held for sale” treatment of the assets related to that business under Financial Accounting Standard 144 of the US GAAP. The assets were subsequently no longer depreciated on a consolidated basis by Ford. This adjustment reverses the depreciation charges that continued to be applied in the local Jaguar Land Rover management accounts. This adjustment reflects a charge incurred centrally by Ford as a result of the sale of Jaguar Land Rover. The reversal of the depreciation on account of the “held for sale” treatment however does not relate to the results of operations of Jaguar Land Rover.

4.6	Loss on Sale of Jaguar Land Rover

A provision of US$ 106 million representing the loss on sale of Jaguar Land Rover to Ford based on a comparison of the anticipated proceeds less associated costs of disposal with the book value of Jaguar Land Rover in Ford’s accounts, was made in the second quarter of 2008. This adjustment reflects a charge incurred centrally by Ford as a result of the sale of Jaguar Land Rover. The Loss on Sale of Jaguar Land Rover is a loss incurred at the Ford parent level and does not relate to the result of operations of Jaguar Land Rover.

4.7	Sale Transaction Costs

These represent the reported costs for Ford relating to the disposal of Jaguar Land Rover. This adjustment reflects a charge incurred centrally by Ford as a result of the sale of Jaguar Land Rover. The sale transactions costs are incurred by Ford and as such do not relate to the result of operations of Jaguar Land Rover.

4.8	EBIT in Jaguar Land Rover Entities not acquired

This represents the Earnings Before Interest and Taxation of 8 subsidiaries and 8 divisions associated with the Jaguar Land Rover business in Ford’s segment reporting that were not acquired by JaguarLandRover Limited.

5.	Provision for Taxation

Income Tax Provisions include amounts considered sufficient to pay probable assessments of prior year tax returns by federal, foreign, state and local jurisdictions. Actual assessments may differ from what has been provided for. For periods prior to June 2, 2008, no provision for taxation is included for the earnings of the divisions as any tax is payable by the relevant local Ford company for all periods prior to that date. Provision has been made in respect of any tax payable on the profits of divisions from June 2, 2008 onwards. Provision has also been made in respect of any tax payable on profits from January 1, 2008 onwards for all subsidiaries acquired from Ford.

It should also be noted that the effective rate of Income Tax was affected by group relief payments between Jaguar Land Rover and other Ford companies in the United Kingdom at value below par for the losses, and so will not correspond with standard rates (30%) applicable during the year.

The tax effect of the US$ 2.9 billion impairments was reflected in the books of Jaguar Land Rover in the year 2006. This adjustment materially affects the apparent effective tax rate of Jaguar Land Rover in both 2005 and 2006.

In 2008, US$ 924 million in deferred tax assets previous included in the Jaguar Land Rover balance sheet were written off by Ford as part of its completion accounting of the sale of Jaguar Land Rover. Deferred tax assets and liabilities will likely represent a material variance in the post acquisition fair value adjustments of Jaguar Land Rover as a result.

The combination of these issues has given rise to significant movements in deferred tax balances recognised through the income statement. However, these movements have not impacted on cash tax payable. The subsidiaries outside of the United Kingdom have historically been in a tax paying position due to transfer pricing requirements. The provision for taxation for the period June 2, 2008 to June 30, 2008 is primarily on account of tax on entities outside of United Kingdom.

Jaguar Land Rover had a total capital allowance pool in excess of GBP 2 billion as of December 31, 2007. As part of the transaction a minimum capital allowance pool of GBP 580 million in respect of qualifying expenditure on plant and machinery in companies located in the United Kingdom is assured by Ford to Jaguar Land Rover. The balance capital allowance pool may be available depending upon possible utilization if any by Ford, for the past years. The capital allowances are available to Jaguar Land Rover on a reducing balance basis currently at the rate of 20% under laws applicable in the United Kingdom for set off against profits in the future years in the United Kingdom.

6.	Dividends

In 2008, Dividend payments were made by Land Rover and Land Rover North America Inc. These payments were conducted by Ford as part of its restructuring of financing arrangements prior to the sale of Jaguar Land Rover.

e)	Notes to Unaudited Summarized Statement of Assets and Liabilities

1.	Cash and Marketable Securities

Cash and all highly liquid investments with a maturity of three months or less at the date of purchase of these investments, including short-term time deposits and cheques in transit are classified as cash and marketable securities. In December 2006, there was a timing change of when cash was swept up into Ford treasury cash management accounts resulting in additional cash retained by Land Rover entities.

2.	Accounts Receivable (Net)

Accounts Receivable include the receivables with respect to vehicle sales to dealers and direct importers, and monies receivable from Ford Motor Credit Company and its subsidiaries. There were no receivables from Ford Motor Credit Company or its subsidiaries as at December 31, 2008. Also, included are interest receivable on investments and recoverable Value Added Tax balances where an individual subsidiary is in a tax recoverable position with the Governmental Authorities. These accounts receivable are net of provisions for potential bad debts.

3.	Inventories

Inventories are recorded at the lower of cost or net realisable value. Inventories include finished vehicles for external sales as adjusted to eliminate the unrealised profit element present in inventories in transit or held at the National Sales Companies. In addition, work in progress, parts and accessories, and raw materials also form a part of inventories. Inventories also include own use vehicles which are primarily company, launch and engineering fleet and brought back vehicles with an estimated useful life of less than one year. These have been re-valued to reflect their present usage as on the balance sheet date. The value of inventories may be materially different after the acquisition on account of the revaluation at fair value of all assets and liabilities.

4.	Other Current Assets

Other Current Assets primarily relate to prepayments for trading services and the deferred cost of the vehicles sold under fleet buy back arrangements. Under these arrangements Jaguar Land Rover sells the vehicles to the customer with a commitment to repurchase after a fixed period and at an agreed value. Cost of sales and revenues are deferred and recognised as part of other current assets, accrued expense and other current liabilities, respectively. These balances are amortised in the Unaudited Summarized Statement of Income over the life of the arrangement.

5.	Net Fixed Assets

Movements in Net Fixed Assets are outlined in the table below:

				(US$ million)
Description	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004 (a)
Opening Net Book Value	2,119	3,256	5,190	4,651
Add: Additions in the period	496	565	918	941
Less: Disposals in the period	(201)	(77)	(256)	(77)

Description	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004 (a)
Less: Depreciation for the period	(283)	(414)	(724)	(637)
Less: Impairments(b)	—	(1,561)	(1,300)	—
Effect of changes in exchange rates	115	350	(572)	312
Closing Net Book Value(c)	2,246	2,119	3,256	5,190

a)	For the purpose of this schedule, the opening net book value of assets for December 31, 2003 has been calculated based on the transactions booked in the financial statements for 2004, rather than reconciled to output from the fixed asset register.

b)	The impairment in 2006 excludes a US$ 39 million impairment of the dealer network asset included within goodwill and intangible assets.

c)	The value of fixed assets may be materially different after the acquisition on account of the revaluation at fair value of all assets and liabilities.

6.	Investments — Non-Current

Investments – Non-Current primarily consists of investment in the two entities which are included on an investment basis. Further more this also included the Aston Martin shares which were sold in 2007.

7.	Goodwill and Intangible Assets

Goodwill was recognised on account of past acquisitions of the Land Rover business including by Ford in 2000, and reallocation of acquisition goodwill from other subsidiaries of Ford. The other intangible assets primarily relate to the dealer networks and brand names. The movements in the carrying value of goodwill and intangible assets are primarily on account of exchange rate fluctuations affecting the translation of these assets from British Pounds to US Dollars. The increase of US$ 287 million in goodwill and intangible assets in the year 2007 was primarily on account of reallocation by Ford of acquisition goodwill from other subsidiaries to Land Rover of US$ 439 million and a reduction of US$ 238 million to the goodwill on account of reassessment of capital allowance pool available to Land Rover. This resulted in a net increase of US$ 201 million to goodwill. During the first quarter of 2008, prior to the sale of Jaguar Land Rover, Ford made a pre-tax impairment charge of US$ 421 million in relation to goodwill. This reflected the difference between the anticipated proceeds Ford would receive from JaguarLandRover Limited as a result of the sale and the carrying value of Jaguar Land Rover under Ford accounting policies, which did not include any fair value adjustments. The value of goodwill and intangible assets may be significantly different post the acquisition on account of the fair value accounting under US GAAP.

8.	Other Non-Current Assets

Cash and cash equivalents and investments that are restricted as to withdrawal or usage under the terms of certain contractual arrangements in the nature of security deposits are recorded in Other Non-Current Assets.

9.	Accounts Payable

Accounts Payable includes amounts owed to Ford and other suppliers. The payables to Ford represents the net position for trading activities including supply of engines and parts, engineering recharges, royalty payments and services with respect to administrative and finance functions. The accounts payable to Ford as at December 31, 2007 was US$ 209 million. Payables to other suppliers primarily relate to work undertaken and material supplied, but also includes employee payroll, and Value Added Tax payable to government authorities.

10.	Accrued Expenses and Other Current Liabilities

Accrued Expenses and Other Current Liabilities include balances due within one year for variable marketing programmes; warranty; sales under fleet buy back arrangements initially recorded as deferred revenue; fixed marketing; interest payable and non tax related payroll liabilities. Also included in other current liabilities are unrealised gains and losses on foreign exchange hedging contracts and deferred charges relating to emission trading and long term incentive schemes.

11.	Short Term Debt

Short Term Debt includes a Value Added Tax financing loan secured on certain Value Added Tax receivable balances and all the non-trade transactions conducted between Jaguar Land Rover and Ford including loans and cash transfers as part of a central treasury function. Also included in short term debt as at December 31, 2007 is US$ 402 million payable by Jaguar Land Rover to Ford.

12.	Income Tax Liabilities

Income Tax Provisions include amounts considered sufficient to pay probable assessments of prior year tax returns by federal, foreign, state and local jurisdictions. Actual assessments may differ from what has been provided for.

13.	Net Pensions Deficit/(Surplus)

The Net Pensions position has been reported in accordance with FAS 87 and FAS 158 (from 2006). The net pension deficit/(surplus) is measured on a plan by plan basis. A net pension asset is recognized when the fair value of plan assets exceed the projected benefit obligation. An accrued liability is recognized when the fair value of the assets is less than the projected benefit obligation. Unamortized actuarial gains or losses, unamortized prior service costs or credits, and the unamortized transition asset or obligation remaining is recognized net of tax as part of net worth in the Unaudited Summarized Statement of Assets and Liabilities. The pension assets and liabilities and net periodic pension costs for the above periods is in accordance with the assessments made by Ford on the basis of actuarial estimates / valuations.

As part of the sale process, as agreed amongst the parties to the transaction, Ford contributed GBP 301.5 million towards the UK pension plans. As part of the acquisition accounting under FAS 141 a fair valuation of the pension assets and liabilities will have to be undertaken. This process has not been completed. The value of the pension deficit/surplus may be significantly different after the acquisition on account of the revaluation at fair value of all assets and liabilities.

14.	Deferred Income Taxes (Net)

Deferred Tax Assets and Liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards for each tax jurisdiction. The value of deferred tax assets and liabilities are projected using enacted tax rates that will apply in the years that the temporary differences will be recovered or paid.

As part of the sale, all deferred tax assets and liabilities were written off by Ford in its segment reporting of Jaguar Land Rover during 2008 (the net value of deferred tax assets as at December 31, 2007 was US$ 924 million), which gave rise to a charge in the Unaudited Summarized Statement of Income of US$ 912 million.

Post acquisition, fair value assessment of the deferred tax is yet to be undertaken. The carrying value of the deferred income taxes may be significantly different at the completion of such fair value exercise and following consideration of the underlying value of tax assets to Jaguar Land Rover in its new structure.

15.	Other Non-Current Liabilities

Other Non-Current Liabilities include balances due after more than one year for variable marketing programmes, warranty, fixed marketing and non tax related payroll liabilities.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN INDIAN GAAP AND US GAAP

The financial statements of the Company are prepared in conformity with Indian GAAP and the unaudited summarized financial statements of Jaguar Land Rover have been prepared by the Jaguar Land Rover management principally based on US GAAP. Indian GAAP differs in certain significant respects from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a general summary of certain significant differences between Indian GAAP and US GAAP.

The differences identified below are limited to significant differences. However, they should not be construed as exhaustive as no attempt has been made by our management to quantify the effects of those differences, nor has a complete reconciliation of Indian GAAP to US GAAP been undertaken by our management. Had any such quantification or reconciliation been undertaken by our management, other potential significant accounting and disclosure differences may have come to its attention, which are not identified below. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements and the notes thereto.

US GAAP being an exhaustive set of Standards, Rules and Interpretations issued by various authoritative agencies, no assurance can be given that the following note covers all possible differences.

Further, no attempt has been made to identify future differences between Indian GAAP and US GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate Indian GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify future differences between Indian GAAP and US GAAP that may affect the financial information as a result of transactions or events that may occur in the future.

Potential investors should consult their own advisors for an understanding of the principal differences between Indian GAAP and US GAAP, and how these differences might affect the financial statements appearing in this Letter of Offer.

S.No.	Description	Indian GAAP	US GAAP

1.	Presentation of Consolidated Financial statements	Separate financial statements are presented on a stand alone basis and on a consolidated basis.	Only consolidated financial statements are presented.

2.	Consolidation and investments in subsidiaries

In India, the reporting entity generally follows legal form, and under the Companies Act is considered to be the legal entity rather than a group.

In the stand alone financial statements of the parent, investments in subsidiaries are accounted for at cost less an allowance for “other-than-temporary” impairments.

Consolidation is required by the accounting standard AS-21 “Consolidated Financial Statements”.

AS-21 prescribes consolidation of all subsidiaries where control is exercised either by way of ownership directly or through subsidiaries of more than one half of the voting power of the entity or the composition of the Board/ Governing body of the entity.

Under US GAAP, there is a presumption that consolidated financial statements present more meaningful financial information for a parent and subsidiaries than separate financial statements of the parent. Separate financial statements of the parent only are not presented.

The Company is also required to consolidate entities deemed to be variable interest entities where the company is deemed to be the primary beneficiary as per Interpretation FIN 46R ‘Consolidation of Variable Interest Entities’.

S.No.	Description	Indian GAAP	US GAAP
3.	Investments in associates or affiliates in consolidated financial statements

There is no requirement to apply the equity method of accounting in the standalone financial statements of the parent, in which case such investments are accounted at cost less an allowance for “other-than-temporary” impairments.

“Accounting for Investments in Associates in Consolidated Financial Statements”, AS 23 requires the equity method of accounting for investments in associates in the consolidated financial statements. The definition of associates is similar to US GAAP.

Loss in associates is accounted up to the carrying amount of investment in the associate.

Loss in affiliates is accounted up to the carrying amount of investment in the affiliates including advances, if any extended to the affiliate.
4.	Interests in joint ventures in consolidated financial statements	AS 27, Financial Reporting of “Interests in Joint Ventures”, requires interests in jointly controlled entities of a venturer to be recognized in its consolidated financial statements on a proportionate consolidation basis.	A joint venture is accounted for using the equity method if there is a joint control, unless the joint venture is deemed to be a variable interest entity to be consolidated in accordance with Interpretation FIN 46R ‘Consolidation of Variable Interest Entities’
5.	Business combinations

The Indian Standards do not specifically deal with purchase of another company through acquisition of controlling stake and where the acquired company continues to exist as a separate entity. Such acquisitions are accounted for only in the Consolidated Financial Statements.

AS 14 on “Accounting for Amalgamations” deals with accounting for amalgamations and the treatment of any resultant goodwill or reserves. It allows for both purchase and pooling method of accounting.

Under pooling method, the difference between consideration paid and the amount of share capital of transferor company is accounted in ‘Reserves.’

Under purchase method, net asset of the transferor company is recorded either at their existing carrying amounts or at its fair value. The difference between consideration paid and net asset acquired is taken to Goodwill/Capital Reserve.

Statement of Financial Accounting Standards (“SFAS”) No. 141, deals with Business Combinations. Business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that entity or entities.

SFAS 141 requires the use of the purchase method of accounting for business combinations. It requires intangible assets to be recognized. In case an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable.

Under purchase accounting, the consideration is measured at fair value, the purchase price is allocated to the fair values of the net assets acquired including intangibles, and goodwill is recognized for the difference between the consideration paid and the fair value of the net assets acquired. In case the sum of the amounts assigned to net assets exceed the cost of the acquired entity, the excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets. If any excess remains after reducing the assets, the remaining excess shall be recognized as an extraordinary gain.

S.No.	Description	Indian GAAP	US GAAP
6.	Goodwill

Goodwill arises mainly upon consolidation, purchase of business and amalgamations.

For companies that prepare consolidated financial statements, goodwill arising on consolidation is not amortized, but tested for impairment.

In case of purchase of business, goodwill arising on consolidation is not amortized, but tested for impairment.

In case of amalgamation, in the standalone financial statements goodwill is amortized to income on a systematic basis over its estimated useful life, not exceeding five years unless a longer period can be justified.

Under SFAS No. 142 goodwill is tested for impairment annually. The impairment test is based on estimates of fair value at a reporting unit level. Goodwill is not amortized in any case.

7.	Issuance and redemption costs for certain borrowings	Certain debts (Bonds and securities) issuance costs and redemption premium payable upon the redemption of certain debts may be charged to the Securities Premium Account as per section 78 of the Companies Act.	All debt issuance costs are amortized using the effective interest rate method over the life of the debt. Redemption premiums are accrued as a yield adjustment over the life of the debt.

8.	Asset revaluation

An increase in net book value arising on revaluation of fixed assets is normally credited directly to equity under the heading “revaluation reserve” and is not available for distribution until realized.

A decrease in net book value arising on revaluation of fixed assets is expensed except that, to the extent that such a decrease relates to a previous increase on revaluation it may be charged against that earlier increase.

Where depreciable assets are revalued upward, the increase in depreciation expense is debited to “revaluation reserve”.

No upward revaluation of any class of fixed assets is permitted.

9.	Investments in securities

As per AS-13, Accounting for Investments, Investments are classified as current or long-term.

Current investments are readily realizable, not intended to be held for more than one year from the date of purchase and are carried at the lower of cost or fair value. Unrealized losses are charged to the income statement; unrealized gains are not recorded.

SFAS 115, Accounting for certain investments in debt and equity securities, deals with this topic.

Investments in marketable equity and all debt securities are classified according to management’s holding intent, into one of the following categories: trading, available for sale, or held to maturity.

S.No.	Description	Indian GAAP	US GAAP
A long-term investment is an investment other than a current investment and is valued at cost, subject to a provision for diminution in case of ‘other than temporary decline’ in value.

Trading securities are marked to market, with the resulting unrealized gain or loss recognized in the income statement.

Available-for-sale (AFS) securities are marked to market, with the resulting unrealized gain or loss recorded directly in a separate component of equity (Other Comprehensive Income) until realized, at which time the gain or loss is reported in income.

Held-to-maturity (HTM) debt securities are carried at amortized cost.

Other than temporary impairments in the value of HTM and AFS investments are accounted for as realized losses.

10.	Accounting of taxes

AS 22 on “Accounting for Taxes on Income” requires deferred taxes to be provided for the tax effect of timing differences between taxable income and accounting income, at enacted or substantially enacted tax rates.

Deferred tax assets arising due to unabsorbed depreciation or carry forward of losses are recognized only to the extent that there is virtual certainty with convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized.

Other deferred tax assets are recognized and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

Such deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction.

As per interpretation FIN 48 the initial recognition of any claim for tax deduction/benefit should be based on technical merits and on the assumption that such view will be sustained upon assessment or litigation proceedings

As per SFAS 109, ‘Accounting for Income Taxes’, Deferred tax liabilities and assets are recorded for the tax effect of all temporary differences between the tax and book bases of assets and liabilities and operating loss carry-forwards, at currently enacted tax rates.

A deferred tax liability is provided on the undistributed earnings of subsidiary companies.

A valuation allowance is made against deferred taxes if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current on the balance sheet.

11.	Research and Development cost

AS 26 on “Intangible Assets” became effective in respect of expenditure incurred on intangible items during accounting periods commencing on or after April 1, 2003

Research expenses are expensed when incurred.

Expenses on Development are allowed to be capitalised only if, (a) it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise, and, (b) the cost of the asset can be measured reliably.

All Research and development costs are expensed when incurred except for such costs of materials and equipment or facilities that are acquired or constructed for research and development activities that have alternative future uses (such costs are capitalized).

S.No.	Description	Indian GAAP	US GAAP
12.	Compensated absences	AS-15 deals with Accounting for retirement benefits. Liability for compensated absences is provided based on the number of days of unutilized leave at each balance sheet date on the basis of an actuarial valuation.	SFAS-43 deals with ‘Accounting for Compensated Absences’. Vacation earned but not taken is reported as a liability based on the actual number of days entitlement, priced at the balance sheet salary rate.

13.	Retirement benefits

AS-15 deals with Accounting for retirement benefits. Actuarial gains or losses are recognized in income statement.

Past service cost is not recognized and expensed on straight line basis over the average period until the benefits becomes vested.

SFAS-87, SFAS 106 and SFAS 112 read with SFAS 158 deals with ‘Employers’ accounting for defined benefit pension and other postretirement plans’. Actuarial gains or losses are recognized in “Other Comprehensive Income” (OCI) and amortized in the income statement over the remaining service period of the employees. Past service costs is presented within OCI with unrecognized actuarial gains and losses.

14.	Dividend	Presented as an appropriation to the income statement. Dividends are accounted in the year when proposed.	Presented as a deduction in the statement of changes in shareholders’ equity in the period when authorized by shareholders. Dividends are accounted in the year when declared.

MATERIAL DEVELOPMENTS

I.	Financial Information of TML (excluding Jaguar Land Rover operations)

Tata Motors Limited (TML) group as at March 31, 2008 consisted of certain Indian Subsidiaries, affiliates and a Joint Venture including the INCAT group of companies in UK/USA, Tata Daewoo Commercial Vehicles Limited Korea, Tata Motors European technical Centre, Plc, UK and Tata Motors (Thailand) Limited.

On June 2, 2008, the Company completed the acquisition of Jaguar Land Rover operations together with intangible assets through its indirect Subsidiary JaguarLandRover Limited, UK. The recent acquisition of Jaguar Land Rover will have a material impact on the Company’s future financial condition and results of operations.

The following table sets forth:

1)	the non-consolidated financial results of TML for the quarter ended June 30, 2007, based on the audited financial results for the quarter then ended filed with the Stock Exchanges in accordance with clause 41 of the Listing Agreement (Column (A));

2)	the consolidated financial results of TML Group for the quarter ended June 30, 2007, based on the audited financial results for the quarter then ended filed with the Stock Exchanges in accordance with clause 41 of the Listing Agreement (Column (B));

3)	the non-consolidated financial results of TML for the quarter ended June 30, 2008, based on the audited financial results for the quarter then ended filed with the Stock Exchanges in accordance with clause 41 of the Listing Agreement (Column (C)); and

4)	the combined financial information for TML and Subsidiaries, joint venture and associates (as mentioned in Note A (a) below) for the period April 1, 2008 to June 30, 2008, including the non-consolidated results of two Special Purpose Vehicle entities, namely JaguarLandRover Limited, UK and TML Holdings Pte Limited, Singapore. This information, which excludes Jaguar Land Rover operations for the period from June 2, 2008 to June 30, 2008, is after considering the elimination / adjustments within TML, Subsidiaries, associates and joint venture, referred to in the notes to the statement (Columns (D) to (G));

Particulars			Quarter Ended June 30, 2008
	Quarter Ended June 30, 2007		Combined Financial Information (excluding Jaguar Land Rover operations)
	TML (Non- Consolidated)	TML group (Consolidated)	TML (Non- Consolidated	Subsidiaries	Subsidiaries/ JV	Eliminations/ Adjustments between (C), (D) and (E)	Total
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Reviewed)
	(A)	(B)	(C)	(D)	(E)	(F)	(G) = (C + D + E + F)
	(Rs. in million)
Income
Sale of products and other income from operations	69,930.2	86,341.0	78,376.8	22,598.0	483.1	(4,596.8)	96,861.1
Less : Excise Duty	9,362.0	10,028.2	9,092.4	992.2	38.9	(62.5)	10,061.0

Net Sales	60,568.2	76,312.8	69,284.4	21,605.8	444.2	(4,534.3)	86,800.1
Dividend and other income	882.9	155.6	3,156.1	1,260.7	—	(1,912.1)	2,504.7

Total	61,451.1	76,468.4	72,440.5	22,866.5	444.2	(6,446.4)	89,304.8

Expenditure
Consumption of raw materials, components and purchase of products for sale	43,579.3	52,998.8	55,627.3	13,055.2	667.4	(1,781.6)	67,568.3
Processing charges	1,791.2	1,077.7	2,498.4	47.2	18.8	(1,069.7)	1,494.7
Payments to and provisions for employees	3,518.7	6,392.9	4,009.3	3,011.0	266.1	(1.7)	7,284.7
Expenses for manufacture, administration and selling	9,710.2	11,423.6	10,750.3	3,285.7	309.7	(1,101.4)	13,244.3
Changes in Stock-in-trade and Work-in-progress	(1,373.5)	(1,624.2)	(5,737.9)	(1,016.9)	(361.5)	7.3	(7,109.0)
Expenditure transferred to Capital and Other Accounts	(2,120.8)	(2,567.0)	(3,167.7)	(95.7)	(45.9)	(552.9)	(3,862.2)

Total	55,105.1	67,701.8	63,979.7	18,286.5	854.6	(4,500.0)	78,620.8

Profit before Depreciation, Interest, Exceptional Items and Tax	6,346.0	8,766.6	8,460.8	4,580.0	(410.4)	(1,946.4)	10,684.0
Product development expenditure	193.3	193.3	79.4	3.0	0.1	—	82.5
Depreciation and amortisation	1,474.7	1,752.4	1,808.4	411.2	106.3	(63.4)	2,262.5
Interest and discounting charges (net of interest income and interest capitalised)	815.6	1,762.0	1,123.3	1,172.8	11.8	—	2,307.9
Amortisation of Miscellaneous expenditure in subsidiaries	—	2.3	—	2.3	—	—	2.3
Adjustment of Miscellaneous expenditure in subsidiaries	—	0.3	—	—	—	—	—

			Quarter Ended June 30, 2008
	Quarter Ended June 30, 2007		Combined Financial Information (excluding Jaguar Land Rover operations)
	TML (Non- Consolidated)	TML group (Consolidated)	TML (Non- Consolidated	Subsidiaries	Subsidiaries/ JV	Eliminations/ Adjustments between (C), (D) and (E)	Total
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Reviewed)
Particulars	(A)	(B)	(C)	(D)	(E)	(F)	(G) = (C + D + E + F)
Profit before Exceptional Items and Tax	3,862.4	5,056.3	5,449.7	2,990.7	(528.6)	(1,883.0)	6,028.8
Exchange gain / (loss) (net) on revaluation of foreign currency borrowings, deposits and loans given	2,058.9	2,058.9	(1,998.8)	—	—	—	(1,998.8)

Profit before Tax	5,921.3	7,115.2	3,450.9	2,990.7	(528.6)	(1,883.0)	4,030.0
Tax expense	(1,253.7)	(1,956.9)	(189.8)	(786.4)	(40.5)	—	(1,016.7)

Profit after Tax	4,667.6	5,158.3	3,261.1	2,204.3	(569.1)	(1,883.0)	3,013.3
Share of Minority Interest	—	(263.3)	—	—	—	(248.3)	(248.3)
Share of Profit in respect of investment in associate companies	—	77.2	—	—	—	(17.7)	(17.7)

Profit for the period	4,667.6	4,972.2	3,261.1	2,204.3	(569.1)	(2,149.0)	2,747.3

The accompanying Notes are an integral part of this statement.

Notes:

A.	Basis of preparation:

a)	The combined financial information for the quarter ended June 30, 2008 relate to Tata Motors Limited (the Company) and its Subsidiaries, joint venture and associates, excluding Jaguar Land Rover operations as at June 30, 2008 mentioned below:

i)	Subsidiaries:

S.No.	Name of the Subsidiary	Country of incorporation	Whether audited/ unaudited for the quarter ended June 30, 2008	% of holding either directly or through Subsidiaries as at June 30, 2008
	Direct Subsidiaries
1	Tata Daewoo Commercial Vehicle Company Limited	South Korea	Audited	100.00
2	Telco Construction Equipment Company Limited	India	Audited	60.00
3	HV Axles Limited	India	Audited	85.00
4	HV Transmissions Limited	India	Audited	85.00
5	TAL Manufacturing Solutions Limited	India	Audited	100.00
6	Sheba Properties Limited	India	Audited	100.00
7	Concorde Motors (India) Limited	India	Audited	100.00
8	Tata Motors Insurance Broking & Advisory Services Limited (formerly known as Tata Motors Insurance Services Limited)	India	Audited	100.00
9	Tata Technologies Limited	India	Audited	81.57
10	Tata Motors Finance Limited	India	Audited	100.00
11	Tata Marcopolo Motors Limited	India	Audited	51.00
12	Tata Motors (Thailand) Limited	Thailand	Unaudited	70.00
13	TML Holdings Pte Limited, Singapore	Singapore	Audited	100.00
14	Tata Motors European Technical centre, Plc	UK	Unaudited	100.00
15	TML Distribution Company Limited #	India	Unaudited	100.00
16	Tata Motors (SA) (Proprietary) Limited +	South Africa	Unaudited	60.00

	Indirect Subsidiaries
17	INCAT (Thailand), Limited	Thailand	Unaudited	81.57
18	Tata Technologies Pte. Limited Singapore	Singapore	Unaudited	81.57
19	INCAT International PLC.	UK	Unaudited	81.57
20	INCAT Limited	UK	Unaudited	81.57
21	INCAT SAS.	France	Unaudited	81.57
22	INCAT GmbH.	Germany	Unaudited	81.57
23	INCAT Holdings B.V.	Netherlands	Unaudited	81.57
24	Lemmerpoort B.V. (formerly known as INCAT Engineering Solutions B V)*	Netherlands	Unaudited	81.57
25	INCAT K.K.	Japan	Unaudited	81.57
26	Tata Technologies iKS Inc. (formerly known as iKnowledge Solutions Inc.)	USA	Unaudited	81.57
27	INCAT Systems Inc.	USA	Unaudited	81.71

28	Integrated Systems Technologies de Mexico, S.A. de C.V.	Mexico	Unaudited	81.71
29	INCAT Solutions of Canada Inc.	Canada	Unaudited	81.71
30	Incat HAL Aerostructures Limited (w.e.f., May 28, 2008)	India	Unaudited	40.79
31	JaguarLandRover Limited (formerly known as TML Holdings Limited, UK)	UK	Audited	100.00
32	Serviplem S.A. (w.e.f., April 2, 2008)	Spain	Unaudited	47.40
33	Comoplesa Lebrero S.A. (w.e.f., April 9, 2008)	Spain	Unaudited	36.00
34	Lebrero France (w.e.f., April 9, 2008)	France	Unaudited	36.00
35	Inner Mongolia North Engineering Special Vehicle Company Limited (w.e.f., April 2, 2008)	China	Unaudited	26.64

#	Pending allotment

+	Subscription awaited

*	Company is under liquidation and hence the control doesn’t exist with the holding company now. Consequently, has not been consolidated

ii)	Joint Ventures:

S.No.	Name of the Joint Venture Company	Country of incorporation	Whether audited/ unaudited for the quarter ended June 30, 2008	% of holding as at June 30, 2008
1	Fiat India Automobiles Private Limited	India	Unaudited	49.48

iii)	Associate Companies:

S.No.	Name of the Associate Company	Country of incorporation	Whether audited/ unaudited for the quarter ended June 30, 2008	% of holding as at June 30, 2008
1	Tata Cummins Limited	India	Unaudited	50.00
2	Tata AutoComp Systems Limited	India	Unaudited	26.00
3	Nita Company Limited	Bangladesh	Audited	40.00
4	Tata Precision Industries Pte Limited #	Singapore	Unaudited	49.99
5	Hispano Carocerra S.A. #	Spain	Unaudited	21.00
6	TSR Darashaw Limited	India	Unaudited	26.00
7	Telcon Ecoroad Resurfaces Private Limited*	India	Unaudited	24.55
8	Automobile Corporation of Goa Limited	India	Audited	42.37

*	Associate of Telco Construction Equipment Company Limited (Telcon) one of the Subsidiaries

#	The investments in these associates have been reported at Nil value as the Company’s share of losses exceeds the carrying amount of investment.

b)	Pursuant to the agreement with shareholders of Serviplem S.A. and Comoplesa Lebrero S.A., Telco Constructions Equipment Company Limited, a Subsidiary company has, during the quarter ended June 30, 2008, acquired equity shareholding of 79% and 60% in the respective companies. The results of operations of Serviplem S.A. from April 2, 2008 to June 30, 2008 and Comoplesa Lebrero S.A. from April 9, 2008 to June 30, 2008 has not been considered in the preparation of the combined financial results, as the reporting dates of these companies are not the same as the TML group. No significant transactions have occurred from these dates till June 30, 2008 in these companies.

c)	The financial results of the subsidiary companies / joint venture/ associate companies used in the combined financial information are drawn upto the same reporting date as of the Company i.e. period ended June 30, 2008, except as per Note A (b) above:

d)	The combined financial information has been prepared on the following basis:

i.	The combined financial information of the Company and its subsidiary companies as mentioned have been combined on a line-by-line basis by adding together like items of income and expenses. The intra-company transactions and unrealised profits or losses have been fully eliminated (elimination / adjustments);

ii.	The combined financial information includes the share of profit / loss of the associate companies which has been accounted as per the ‘Equity method’. The share of loss of some associate companies being restricted to the cost of investment;

iii.	The financial results of the Joint venture company has been combined by using proportionate share of each of income and expenses in the combined financial information.

e)	These should not be considered as the consolidated financial results of operations for the TML group including Jaguar Land Rover for the quarter ended June 30, 2008.

II.	Unaudited Summarized Income Statement of Jaguar Land Rover

The following table sets forth the unaudited summarized income statement of Jaguar Land Rover for the period from June 2, 2008 to June 30, 2008 prepared by Jaguar Land Rover’s management principally based on US GAAP and should be read together with the basis of preparation of and notes to the unaudited summarized financial statements of Jaguar Land Rover in “Summary Financial Information of Jaguar Land Rover” on page 141 of this Letter of Offer.

Description	June 2, 2008 to June 30, 2008 (principally based on US GAAP)
	US$ million	Rs. In million (a)
Revenue	1,341	57,730.1
Cost of Sales	(1,087)	(46,795.4)
Gross Profit	254	10,934.7
Marketing and Selling Expenses	(86)	(3,702.3)
Research and Development Expenses	(74)	(3,185.7)
General and Administrative Expenses	(34)	(1,463.7)
Other Income/(Expenses)	3	129.2
EBIT (Prior to Adjustments)	63	2,712.2
Adjustments:
- Special/ Exceptional Items	—	—
- Non-Continuing Transactions	—	—
EBIT (After Adjustments)	63	2,712.2
Net Interest Expense	(1)	(43.1)
Earnings Before Taxation	62	2,669.1
Provision for Taxation	(4)	(172.2)
Earnings After Taxation	58	2,496.9
Dividends	—	—
Retained Earnings	58	2,496.9

Notes:

a)	The financial statements are expressed in US Dollars. Solely for the convenience of the reader the results of Jaguar Land Rover operations have been translated in Indian Rupees (Rs.) at the fixed rate of US$ 1 = Rs. 43.05 (as at June 30, 2008, source – Bloomberg). This translation should not be construed as a representation that any or all the amounts could be converted in Indian Rupees at this or any other rate;

b)	US GAAP is significantly different as compared to Indian GAAP. See “Summary of Principle Differences between Indian GAAP and US GAAP” on page 153 of this Letter of Offer;

c)	Jaguar Land Rover operations have been presented for the period from June 2, 2008 to June 30, 2008, and to that extent the unaudited summarized income statement of Jaguar Land Rover are not fully representative of its performance for the full calendar year ended December 31, 2008 or the quarter ended June 30, 2008.

III.	Information as required by the Government of India, Ministry of Finance circular No. F2/5/SE/76 dated February 5, 1977 as amended vide their circular of even number dated March 8, 1977 and in accordance with Clause 6.48 of the SEBI Guidelines.

1.	Working Results of the Company on a non-consolidated basis:

Financial results for the four months period ended July 31, 2008:

(In Rs million)
Sales / Turnover	90,584.3
Other Income	3,241.1
Total Income	93,825.4
Profit before Depreciation, Interest, exceptional items and tax	9,845.1
Interest	1,578.0
Product Development expenses	101.0
Depreciation and Amortisation	2,444.9
Exceptional items – Notional exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans given	1,550.1
Profit/Loss Before Tax	4,171.1
Provision for Tax	305.0
Net Profit	3,866.1

2.	Save as stated elsewhere in the Letter of Offer, there are no material changes and commitments, which are likely to affect the financial position of the Company since March 31, 2008 (i.e. last date up to which audited information is incorporated in the Letter of Offer)

3.	a) Week end prices of Ordinary Shares of the Company for the last four weeks on the BSE and NSE are as below:

Week Ended on	Closing Rate BSE (Rs.)	Closing Rate NSE (Rs.)
September 12, 2008	411.85	413.15
September 5, 2008	419.95	420.05
August 29, 2008	440.35	440.40
August 22, 2008	425.60	427.35

b)	The transactions in the Ordinary Shares of the Company were done on an ex-right basis with effect from September 9, 2008. The closing price of Ordinary Shares of the Company on the BSE and NSE on September 9, 2008 was Rs. 420.40 per Ordinary Share and Rs. 420.50 per Ordinary Share (ex-rights price) respectively.

c)	Highest and Lowest Price of the Ordinary Share of the Company on BSE and NSE for the last four weeks:

	Highest (Rs.)	Date	Lowest (Rs.)	Date
BSE	450.00	September 1, 2008	339.00	September 9, 2008
NSE	447.70	September 8, 2008	404.00	September 12, 2008

4.	Defaults in the payment/refunds of debentures, fixed deposits, interest on fixed deposits, debenture interest and institutional dues

There are no defaults, institutional/Company dues and dues towards holders of debentures, bonds and fixed deposits and arrears of preference shares, etc, other than unclaimed liabilities of the Company.

DESCRIPTION OF CERTAIN INDEBTEDNESS

1.	Details of Secured Borrowings

The Company’s long term secured borrowings on a stand alone basis as on June 30, 2008 are as follows:

A.	Working Capital

The Company has working capital facilities with a consortium of banks consisting of the following banks:

1.	State Bank of India

2.	Bank of Baroda

3.	Central Bank of India

4.	HDFC Bank Limited

5.	Citi Bank N.A.

6.	Deutsche Bank A.G.

7.	HSBC Limited

8.	ICICI Bank Limited

9.	Bank of America N.A.

10.	Standard Chartered Bank

11.	Bank of India

12.	Bank of Maharashtra

13.	Corporation Bank

14.	Union Bank of India

The total working capital limit granted under this facility is Rs. 80,000.0 million comprising of fund-based and non-fund based limits which are mutually fungible. As of June 30, 2008 the total amount utilized in respect of the fund-based and non-fund based limits (excluding Letters of Credit) was Rs. 50,824.1 million.

This facility has been secured by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi finished and finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts including receivable from hire purchase/leasing, and all other movable current assets except cash and bank balances, loans and advances of the Company both present and future.

B.	Secured Loans

Lender	Amount Outstanding (in Rs. Million) as on June 30, 2008	Date(s) of Availment	Rate of Interest	Repayment Terms	Security
Sales Tax Deferment Loan	85.7	Various dates	Interest Free Loan	After 7 years from the respective Assessment year	Secured by a residual charge on the immovable and movable properties at Lucknow

14.75% Non-Convertible Debentures (2008)	705.0	October 12, 1998

14.75% per annum

In case of default in the regular payment of instalment of principle and/or interest and all the other monies on the debentures on their respective due dates, the Company is required to pay on the defaulted amounts further interest and/or liquidated damages at the rate of 2% per annum from the respective due dates for the period of default upon the footing of compound interest with half yearly rests.

				Redeemable on October 11, 2008.

Secured by a pari passu charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export

Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai;

plot of land with structures at Mahim, Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur and the Company’s freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District

Secured Rated Redeemable Non-Convertible Debentures	7,150.0	Various dates	The rate floating up to a spread of 250 bps point + (plus) or – (minus) over the NSE overnight Mibor at 9.40 AM restricted to a cap of SBI PLR to be paid at the time of redemption or exercise of option as specified in the allotment letter per annum payable on maturity. Interest shall accrue from the date of payment of application monies of the respective debentures or from the date of realisation of cheque/ draft for subscription to such debentures.	Redemption date means in relation to each debenture, the 365th day from the date of allotment

Secured by a pari passu charge by way of equitable English mortgage of the Company’s lands, freehold and leasehold, together with immovable properties, plant and machinery and other movable fixed assets in or attached thereto, both present and future, situated at Chinchwad, Pimpri, Chikhali and Waghire in Pune District and village Mouje - Naupada in Thane District in the State of Maharashtra save and except Exports Showroom at Shivsagar Estate,

Worli, Mumbai; the residential flats of the Company; the Lloyds Showroom and Basement at Prabhadevi,

Mumbai; the plot of land with structures at Mahim, Mumbai; the Company’s works situated at Lucknow, Dharwad, Jamshedpur, Pantnagar and Singur; and movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, situated at Indica car plant at Chikhali, Pune.

Lender	Amount Outstanding (in Rs. Million) as on June 30, 2008	Date(s) of Availment	Rate of Interest	Repayment Terms	Security
Buyers line of credit from Banks	8,929.5	Various dates	Various rates linked to LIBOR	Repayable at the end of three years from the drawdown dates.	Secured under Working Capital consortium agreement by hypothecation of existing current assets of the Company except Cash and Bank Balances, Loans and Advances of the Company both present and future

Loans, Cash Credit and Overdraft Accounts from Banks	30,232.2	Various dates	Various rates	Repayable on demand	Secured under Working Capital consortium agreement by hypothecation of existing current assets of the Company except Cash and Bank Balances, Loans and Advances of the Company both present and future

2.	Details of Unsecured Borrowings

The unsecured loans of the Company outstanding as on June 30, 2008 are as follows:

Lender	Amount Outstanding (in Rs. Million)	Date of availment
Foreign Currency Convertible Notes (FCCN)/ Convertible Alternative Reference Securities (CARS)	38,928.4	Various dates
Commercial Papers	5,500.0	Various dates
Short term loan from Bank	3,000.0	June 30, 2008
Short term loans from Subsidiary	439.0	Various dates

Corporate Actions

Some of the corporate actions for which the Company requires the prior written consent of lenders include the following:

1.	to declare and/ or pay dividend to any of its shareholders whether equity or preference, during any financial year unless the Company has paid to the lender the dues payable by the Company in that year;

2.	to undertake or permit any merger, amalgamation or compromise with its shareholders, creditors or effect any scheme of amalgamation or reconstruction.

3.	to create or permit any charges or lien on any mortgaged properties;

4.	to amend its MOA and AOA or alter its capital structure except as specified herein which will affect the rights of the Debenture-holders;

5.	to make any major investments by way of deposits, loans, share capital etc. in any manner.

6.	to revalue its assets

OUTSTANDING LITIGATION AND DEFAULTS

Except as described below, there are no outstanding litigation, suits or criminal or civil prosecutions, proceedings or tax liabilities against the Company, Subsidiaries, the Directors, the Promoter or group companies and there are no defaults, non payment of statutory dues, over dues to banks/ financial institutions, defaults against banks/ financial institutions, defaults in dues payable to holders of any debentures, bonds or fixed deposits, and arrears on preference shares issued by the Company (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act). The following are the outstanding litigation or pending litigations or suits or proceedings against TML and criminal complaints or cases, defaults, non payment or overdues of statutory dues, proceedings initiated for any economic or civil offences and disciplinary action taken by SEBI or stock exchanges against TML, its Subsidiaries, Promoter and other Tata Companies and outstanding or pending litigations or suits or proceedings against the Subsidiaries and other group companies.

A.	Tata Motors Limited

The outstanding litigation or pending litigations or suits or proceedings against TML disclosed in this chapter involve a claim of Rs. 25 million and more, and criminal complaints or cases, defaults, non payment or overdues of statutory dues, proceedings initiated for any economic or civil offences and disciplinary action taken by any regulator or government authority. For all other cases, we have provided consolidated claims.

Litigation against the Company

Cases before the High Court

1.	11 writ petitions were filed in public interest by certain persons before the High Court of Calcutta in 2006 against the State of West Bengal, the Company and others, which were clubbed together for hearing by the High Court of Calcutta. It has been alleged in these writ petitions that the acquisition of 997.11 acres of land at Singur, in Hooghly District, (which was allotted to Tata Motors Limited) by the State Government was in violation the provisions of the Land Acquisition Act, 1894 and the Constitution of India. The High Court of Calcutta dismissed the writ petitions and upheld the acquisition and allotment of land by the State of West Bengal by its order dated January 18, 2008. Some of the petitioners in the writ petitions, namely, Mr. Kedar Nath Yadav, Mr. Bhadreswar Das, Mr. Ram Chandra Koley, Mr. Gour Chandra Koley, Mr. Gopal Chandra Das and others filed special leave petitions before the Supreme Court of India against the judgment of the Calcutta High Court on the ground that the judgment of the High Court was against law and the facts of the case. Petitioners have sought interim relief to stay the works of Tata Small Car Project and to restrain the respondents from evicting the farmers from the said land.

2.	The Income Tax Department has filed 10 appeals before the High Court of Bombay against the orders of the Income Tax Appellate Tribunal, Mumbai, for the assessment years between 1983-1999. The issues raised by the Income Tax department include taxability of lease rental income, deduction in respect of payment made to certain institutions/expenditure incurred as per the wage settlement, provision for warranty, etc. The aggregate tax liability involved is Rs. 112.3 million. The appeals are currently pending.

3.	Mr. Ramchandra Prasad has filed a writ petition before the High Court of Patna, against the State of Bihar and the Company, claiming restoration of possession of a vehicle. The matter is currently pending.

4.	Mr. Ananda Pal Singh Bedi and Mr. Ramkrishna Agarwal have filed a writ petition before the High Court of Assam against the Union of India and Canara Bank challenging the validity of the recovery and debt due to Banks and Financial Institutions Act, 1993. The Company has also been made a party to the case. The matter is currently pending.

5.	Two writ petitions have been filed before the High Court of Madhya Pradesh against South Eastern Coalfields Limited seeking a direction that South Eastern Coalfields Limited permit the petitioners to carry maximum weight as per the gross vehicle weight mentioned in their concerned registration certificates. The Company has also been made a party to the case. The matters are currently pending.

6.	Mr. Pradyemna Solanki has filed a writ petition before the High Court of Madhya Pradesh against the State of Madhya Pradesh for quashing the circular dated September 16, 2005 issued by the Transport Commissioner and seeking a direction abstaining the Transport Commissioner from issuing circulars contrary to the manufacturer’s specifications. The Company has also been made a party to the case. The matter is currently pending.

7.	Mr. Brij has filed a writ petition before the High Court of Assam against the Company and the officer in charge of Shibsagar police station for refusing to register an FIR to be lodged by him. The Court directed the officer in charge of Shibsagar police station to register the case on the basis of FIR. The Company has filed a petition for quashing the FIR and the High Court has stayed the investigation. The matter is currently pending.

8.	Two writ petitions have been filed before the High Court of Delhi and the High Court of Kerala against the Company. The issues pertain to violation of legal rights and sale by the Company. The matters are currently pending.

9.	A writ petition has been filed by TTCA before the High Court of Jharkhand, against the Company and RPFC for a direction that the proceedings under section 7A of the Employees Provident Fund Act be conducted by some other agency other than the RPFC. The amount involved is Rs. 153 million. The matter is currently pending.

10.	10 writ petitions have been filed by various persons before the High Court of Jharkhand against the Company and the State of Jharkhand challenging the orders passed by the Labour Court, Jamshedpur in various cases. The matters are in various stages of adjudication.

11.	Three cases have been filed by various persons before the High Court of Jharkhand, against the State of Jharkhand and the Company for quashing the various notification passed by the Government in relation to employment of contract labour. The matters are currently pending.

12.	Six cases have been filed by various persons before the High Court of Jharkhand against the State of Jharkhand, certain employees of the Company and the Company for quashing order of cognizance taken by the Chief Judicial Magistrate in various complaint cases. The matters are in various stages of adjudication.

13.	Ms. Saraswati Sardarin and others have filed an appeal before the High Court of Jharkhand, against the Company asking for the enhancement of compensation in relation to a motor accidents claim. The matter is currently pending.

14.	Mr. RD Singh has filed a case against the Company before the High Court of Jharkhand against the order of a Single Judge decision upholding his dismissal by the Company as proper. The matter is currently pending.

15.	27 writ petitions have been filed by various employees of the Company before the High Court of Bombay against the Company challenging the orders of the Industrial Court, Pune or the Labour Court, Pune on various grounds. These employees were dismissed from services by the Company. The matters are currently pending.

16.	Ms. Gowda has filed a writ petition before the High Court of Bombay against the Company. Ms. Gowda is a widow of an employee of the Company and has claimed that she has not received family pension under Family Pension Scheme, 1971, in spite of an order from the Regional Provident Fund Commissioner, Pune, in February 1994, directing the Regional Provident Fund Commissioner, Bangalore to pay pension to her. The Company has been made a formal party to the case. The matter is currently pending.

17.	24 writ petitions have been filed by the Pimpri Chinchwad Municipal Corporation (“PCMC”) before the High Court of Bombay against the Company, challenging the orders of the District Court, Pune. The District Court had fixed the rental value of the industrial and residential buildings of the Company at the rate of 5% and 6% of the cost of construction. The matter is currently pending.

18.	Mr. C.K. Shewate has filed a petition before the High Court of Bombay against the Company, challenging the order of a Single Bench of the High Court of Bombay, granting him wages for 40 month in lieu of reinstatement. The matter is currently pending.

19.	New India Assurance (“NIA”) has filed an appeal before the High Court of Bombay, challenging the award passed by Workmens’ Compensation Commissioner, Sholapur, directing NIA and the Company to jointly and severally pay a compensation of Rs. 0.24 million along with interest to Mr. S H Shinde. The matter is currently pending.

20.	PCMC has filed an appeal before the High Court of Bombay, against an order passed by the Joint Civil Judge, Senior Division, Pune, directing PCMC to refund Rs. 48.2 million, claimed in respect of octroi payable for the period from 1978 to 1983. The matter is currently pending.

21.	PCMC has filed a review petition before the High Court of Bombay seeking review of the decision of the High Court of Bombay filed against the Company. The case relates to classification of motor vehicle components for levy of octroi. The matter is currently pending.

22.	Mr. P A Kshirsagar has filed three writ petitions before the High Court of Bombay against the Company and its Directors, against the orders passed by the Industrial Court, Pune. The matters are currently pending.

23.	Mr. Dharmendra Kumar Sinha and four others and Mr. Shree Ram and four others have filed two writ petitions, before the High Court of Uttar Pradesh. The writ petitions were filed against the order of the Additional Chief Judicial Magistrate I, Lucknow rejecting their application for withdrawal of criminal cases which was granted by the Government. The petitioners were workmen who were accused in criminal cases filed against them by the Company before the Additional Chief Judicial Magistrate I for committing acts of arson, looting and vandalism at the Company’s Lucknow plant on March 28, 2000. The matter is currently pending.

24.	Telco Parivahan Chalak Karmachari Sangh has filed a writ petition in the High Court of Uttar Pradesh, against the Company, claiming regularization in the Company. The matter is currently pending.

25.	Three writ petitions have been filed by various persons before the High Court of Uttar Pradesh against the Company against the orders of the lower courts in relation to various labour matters. The matters are currently pending.

26.	Ms. Shakeela Begum has filed a writ petition, before the High Court of Uttar Pradesh against UPSIDC and the Company, alleging that a parcel of land owned by her was wrongfully acquired by the Company. The matter is pending.

27.	Telco Karmachari Sangh has filed a writ petition before the High Court of Uttar Pradesh against the Company, to quash a wage settlement agreement dated September 2, 2000 entered into between the Company and Telco Workers’ Union and for arrears of wages with effect from April 1, 1999. The matter is currently pending.

28.	Mr. Mahabir Singh has filed an appeal before the High Court of Uttar Pradesh, against the order of the Workman Compensation Commissioner rejecting his claim for compensation. The matter is currently pending.

Income Tax Cases

The Income Tax Department has filed six appeals before the Income-tax Appellate Tribunal against the order of the Commissioner of Income Tax (Appeals), Mumbai, for the assessment years 1997-1998 and 1998-1999. The issues, inter alia, include payment made to certain institutions/expenditure incurred as per the wage settlement, provision for warranty, depreciation on leased assets, vendor development expenses, product development expenses, etc. The aggregate tax liability involved in these appeals is Rs. 995.4 million. The appeals are currently pending.

Sales Tax Cases

The Sales Tax Authorities have raised a demand against the Company for the year 2004-05, mainly denying the concessional rate of sales tax on purchases of raw materials from Jharkhand vendors under section 13(1)(b) of the Bihar Finance Act, in cases where the ultimate product was stock transferred and treating the stock transfers of vehicles from the Company’s manufacturing plants to sales office for the levy of sales tax. The tax liability involved is Rs. 970.3 million. The Company is in the process of challenging the same by filing an appeal.

Criminal Cases

1.	Mr. Suresh Kumar Agarwal has filed a case before the High Court of Himachal Pradesh, against the Company under sections 138 and 141 of the Negotiable Instruments Act in relation to cheque bouncing. The matter is currently pending.

2.	Mr. Tulsi Singh has filed a complaint before the Chief Judicial Magistrate, Patna, against the Company. The complaint relates to offences under sections 406, 420 and 120 B of IPC, in relation to purchase of a Sumo vehicle by Mr. Singh. The Company has filed a petition for quashing the proceedings. The matter is currently pending.

3.	The State of Madhya Pradesh has filed a case before the First Class Judicial Magistrate, Bhopal, against the Company, under section 29 (A) of the Minimum Wages Act, 1948, for non - maintenance of insurance report and for non-issuance of wage slips to workmen. The matter is currently pending.

4.	Mr. Prashant Kumar has filed a compliant before the Chief Judicial Magistrate, Mangalore against Shreerem Investment and Arvind Motors (dealers of the Company) and the Company for taking cognizance under sections 406, 408, 409, 420, 465, 468, 477A and 34 of IPC for the non return of one cheque issued by the complainant for hypothecation of a vehicle. The Mangalore police has been directed to investigate the complaint. The matter is currently pending.

5.	The Metrology Department, Government of India, has filed a complaint before the Metropolitan Magistrate, Mumbai, against the Company and Mr. G. Gopinath, under section 33 of the Standard Weights and Measures Act. The matter is currently pending.

6.	Megha Motors has filed a complaint before the Judicial Magistrate, Haldwani, against the Company alleging criminal breach of trust and cheating. Summons has been issued to the Company. The Company had filed a petition for quashing the proceedings before the High Court of Uttaranchal, which was allowed. The matter is currently pending before the Supreme Court.

7.	Mr. Asu Ram has filed a petition before the High Court of Rajasthan, Jodhpur Bench, against the Company, the State of Rajasthan and M/s Virprabhu challenging the order of the Judicial Magistrate. The Judicial Magistrate has dismissed the case filed by Mr. Ram challenging the police report in relation to a complaint on repossession and disposal of his vehicles by the Company. The matter is currently pending.

8.	Mr. Manoranjan Kumar has filed a complaint before the Chief Judicial Magistrate, Hazaribag, against the Company, in relation to a defective vehicle and false warranties and assurances. The Company has filed a petition for quashing the proceedings and stay has been granted. The matter is currently pending.

9.	Mr. Turanti Ray has filed a case before the Chief Judicial Magistrate, Jamshedpur against the senior executives of the Company and the Nazir of the Civil Court, Jamshedpur. The case relates to delivery of possession of land admeasuring 22,000 sq. ft. Mr. Turanti Roy filed the case against the Nazir who executed the decree of the Civil Court. The Civil Court has issued a writ of delivery of possession to the Company. The matter is currently pending.

10.	222 cases have been filed in various courts and one complaint has been filed in a police station against the Company in relation to repossession and other operational issues. The matters are currently at various stages of adjudication.

11.	Eight cases have been filed by various persons against the Company before the Chief Judicial Magistrate, Jamshedpur for violation of the provisions of the Minimum Wages Act, 1948. The cases are currently pending for hearing.

12.	26 cases have been filed by various persons against the Company before the Chief Judicial Magistrate, Jamshedpur for violation of the provisions of the Contract Labour (Regulation and Abolition) Act, 1970. The cases are currently pending for hearing.

13.	Six cases have been filed by various entities against the Company before the Chief Judicial Magistrate, Jamshedpur for violation of the provisions of the Factories Act and one case has been filed alleging violation of the Excise Act. The cases are currently pending for hearing.

14.	Seven cases have been filed by various persons against the Company before the Chief Judicial Magistrate, Jamshedpur. The issues include, inter alia, for assaulting and intimidating the complainants, violation of employee agreements, etc. The cases are currently pending for hearing.

15.	Two cases have been filed by various persons against the Company in various courts in Jamshedpur under Section 630 of the Companies Act. The matters are at various stages of adjudication.

16.	Three cases have been filed by various persons against certain employees of the Company and the Company before the Chief Judicial Magistrate, Jamshedpur. The cases involve leakage of chlorine gas from a cylinder stored at the Jamshedpur factory of the Company. The matters are at various stages of adjudication.

17.	M/s Lucknow Computer Shack Private Limited has filed a criminal complaint in the court of the Additional Chief Judicial Magistrate-II, Lucknow, against the Company and Concorde Motors. The case is in relation to a defective Sumo vehicle. The complainant has sought penal action against the Company. The case is pending.

Civil Cases

1.	48 cases have been filed by various persons before various civil courts against the Company for recovery of money for various reasons including delayed delivery of vehicles, defect in vehicles delivered, etc. The aggregate amount of claim in these cases is Rs. 537 million. The matters are currently at various stages of adjudication.

2.	25 cases have been filed by various persons before various civil courts against the Company seeking declaration and ownership in respect of vehicles and shares of the Company. The matters are currently at various stages of adjudication.

3.	554 cases have been filed by various persons before various civil courts against the Company for obtaining an injunction order, restraining the Company from repossessing the vehicles financed to the customers. The matters are currently at various stages of adjudication.

4.	11 cases have been filed by various persons before various courts and authorities such as the Sub Judge, Jamshedpur, Assistant Registrar, Jamshedpur, District Court, Jamshedpur and Deputy Collector, Jamshedpur, etc. in relation to the eviction from Company’s shops and various lands in Jojobera. The matters are in various stages of adjudication.

5.	Four cases have been filed by various persons before the Subordinate Judge, Jamshedpur, and one case before the S.D.O. Dhalbhum, against the Company. The cases relate to various issues including provident fund, cancellation of registration in favour of vehicles, etc. The cases are at various stages of adjudication.

6.	Two cases have been filed before the Subordinate Judge, Jamshedpur against the Company, claiming damages for wrongful dismissal from the services of the Company. The matter is currently pending.

7.	Seven cases have been filed by various persons before P.L.A Jamshedpur and the District Judge, Jamshedpur, against the Company, claiming compensation for motor accidents. The total amount involved is Rs. 0.3 lakhs. The matters are currently pending.

8.	M/s Kaypee and company has filed a case before the Munsiff Court, Jamshedpur against the State of Bihar and the Company challenging the abolition of the contract system in scrap yard and claiming permanency in the Company. The matter is currently pending.

9.	Mr. Balmiki Rai has filed a case before the Subordinate Judge, Jamshedpur against the Company. The case relates to termination of his membership from the trade union of the Company. The matter is currently pending.

10.	Certain farmers have filed a suit in the court of the Civil Judge, Senior Division, Pune, against the State of Maharashtra, Pimpri Chinchwad New Township Development Authority and the Company praying for an order of injunction against the allotment of land to the Company. The plaintiffs have also prayed for an order declaring the entire acquisition proceedings as illegal and void ab-initio. The Company has filed an application for the rejection of the plaint as a nullity as the plaintiff, Mr. R M Pawar had expired before the initiation of the suit. The matter is currently pending.

11.	Bhojwani Securities has filed a suit in the court of the Civil Judge, Senior Division, Pune, against the Company for declaring them to be the absolute owner of certain shares of the Company held by them and restraining the Company from transferring the shares and issuing duplicate share certificates. Bhojwani Securities had bought some shares of the Company and the share certificates of the shares were lost or misplaced. The matter is currently pending.

12.	Two cases have been filed in the court of the Civil Judge, Senior Division, Pune, and one case has been filed in the Family Court, Pune, against the Company in relation to workmen’s compensation and dues pending. The matters are currently pending.

13.	The Chinchwad Deosthan Trust and others have filed a suit in the court of the Civil Judge, Senior Division, Pune, against the Company seeking an order of injunction against the allotment of land to the Company. The plaintiffs have also prayed for an order declaring the entire acquisition proceedings as illegal and void ab-initio as the Award has allegedly been declared illegal by the District Court. The matter has been stayed till further orders in view of the stay granted by the High Court.

14.	Mr. Ranwade has filed a suit in the court of the Civil Judge, Senior Division, against the award passed by the Land Acquisition Officer in respect of a parcel of land. Mr. Ranwade has claimed to be the owner of the said land. The suit was dismissed for default and the plaintiff has filed an application for restoration. The matter is currently pending.

15.	Mr. R.D. Mane had filed a suit in the court of the Civil Judge, Senior Division, Pune, against the Company, claiming a compensation for injury suffered by him while driving a chassis at Hubli, under the Workmen’s Compensation Act, 1923. Mr. Mane was a convoy driver in the employment of Canara Motors, the Company’s chassis transport contractors. The matter is currently pending.

16.	Mr. A A Yadav has filed a declaratory suit in the court of the Civil Judge, Senior Division, Pune. Mr. Yadav was a supervisor in the Company and had applied for the Early Separation Scheme of the Company, which was accepted initially. However, the application was later cancelled on finding that Mr. Yadav had committed financial irregularities. Following departmental enquiries he was dismissed from service. Mr. Yadav filed the suit for declaring that his employment had come to an end when his application for Early Separation Scheme was accepted for the first time and therefore his subsequent termination is illegal and he is entitled for Early Separation Scheme benefits. The matter is currently pending.

17.	Mr. Patson has filed an application in the court of the Additional Civil Judge, Belgaum, against the Company, under section 20 of the Arbitration Act, alleging that since the TML has committed breach of agreement, the matter should be referred to the arbitration. He has filed another case in the court of the Civil Judge, Senior Division agitating the same issue. The matter is currently pending.

18.	Sind Society has filed revision applications before the Joint Registrar, Co-operative Societies, against the order passed by the Deputy Registrar, Co-operative Societies, allowing the appeals filed by the Company seeking membership into the society. The matter is currently pending.

19.	Mr. Dwarikadheesh Wadhwa has filed a case, before the Civil Judge Senior Division, Lucknow, against the UPSIDC and the Company. Mr. Wadhwa claims that part of the land, leased by UPSIDC to the Company is part of his land. The Survey Commissioner, appointed by the court has submitted the report after measuring the plot. Mr. Wadhwa has filed objections against the survey report alleging that the measurement was not properly made. The matter is fixed for the evidence from the Commissioner.

20.	Mr. Ram Bilas and others have filed a case before the Civil Judge Senior Division, Lucknow against the Company claiming easement rights to a passage in the Company’s property. The stay application filed by the Mr. Bilas has not been granted by the court. The matter is pending.

21.	The Gram Sabha of Village Dhawan has filed a case before the Tehsildar, Lucknow, against the Company, alleging that a parcel of land which is recorded as a burial ground has been in the illegal possession of the Company for the last 20 years. The Tehsildar Sadar, Lucknow has issued a notice to the Company to vacate the said land and to deposit an amount of Rs. 2.05 million as damages. The Company has filed its objections against the application. The matter is pending.

Consumer Cases

1.	976 cases have been filed by various persons before various civil courts against the Company for recovery of money for various reasons including delayed delivery of vehicles, defect in vehicles delivered, deficiencies in services, etc. (The directors of the Company have also been made parties to some of these cases.) The matters are currently at various stages of adjudication.

2.	58 cases have been filed against the Company in respect of the two wheeler division of erstwhile Tata Finance Limited. (The directors of the Company have also been made parties to some of these cases.) The matters are currently at various stages of adjudication.

3.	Six cases have been filed by various persons before the State Consumer Commission, Ranchi against the Company, claiming damages for deficiency in service. (The directors of the Company have also been made parties to some of these cases.)The matters are currently pending for hearing.

4.	15 cases have been filed by various persons before the Consumer Disputes Redressal Forum, Jamshedpur against the Company claiming damages for deficiency in service. The total amount involved in this case is approximately Rs. 0.4 million. (The directors of the Company have also been made parties to some of these cases.) The matters are in various stages of adjudication.

5.	An appeal and a complaint by two individuals have been filed before the State Consumer Redressal Commission, Maharashtra against the Company in relation to purchase of vehicles in auctions by them. The matters are currently pending.

Industrial and Labour Cases

1.	Seven cases have been filed by various relatives of former employees of the Company before the Labour Court, Jamshedpur against the Company, claiming compensation for the death of their relatives during the course of employment. The total amount involved in these cases is not quantifiable. The financial burden in these cases is usually borne by the insurance companies. The matters are currently pending for hearing.

2.	Seven cases have been filed by various employees of the Company, before the Labour Court, Jamshedpur against the Company claiming permanency of service. The matters are currently pending for hearing.

3.	Forty cases have been filed by various ex-employees of the Company, before the Labour Court, Jamshedpur against the Company alleging wrongful termination of services. The matters are currently pending for hearing.

4.	43 cases have been filed by All India Trade Union Congress on behalf of various contract labourers, before the Labour Court, Jamshedpur against the Company, claiming payment of gratuity. The total amount involved in these cases is approximately Rs. 0.8 million. The matters are currently pending.

5.	18 cases have been filed by various persons before the Labour Court, Jamshedpur against the Company for the recovery of dues from various contractors under section 33 of the Industrial Disputes Act, 1947. The Company has also been named as a party in these cases. The matters are currently pending for hearing.

6.	Mr. A.N. Bhowmik has filed a case before the Labour Court, Jamshedpur against the Company for realization of exgratia amount. The matter is currently pending for hearing.

7.	Nine cases have been filed by various ex-employees of the Company, before the Labour Court, Jamshedpur against the Company for reinstatement of services. The matters are currently pending for hearing.

8.	Four cases have been filed against the Company before the Industrial Tribunal, Ranchi. The petitioners have claimed various prayers, including, being made permanent employees of the Company, bonus, etc. The matters are pending hearing.

9.	23 complaints have been filed by ex-employees of the Company in the Industrial Court, Pune, the Labour Court, Pune, and the Labour Court (Contract Employees), Pune, against the Company, claiming reinstatement into the services of the Company. The services of the complainants were terminated by the Company on various grounds including misconduct, theft, habitual absence, expiry of temporary service period etc. The matters are currently pending.

10.	Six cases have been filed by various parties in the Industrial Court, Pune in relation to matters pertaining to labour disputes. The matters are currently pending.

11.	Mr. R S Sonawne has filed a restorative application before the Labour Court, Pune against the Company seeking restoration of his case which was rejected for non prosecution. Mr. Sonawane has claimed permanency in the services of the Company.

12.	Mr. P A Kshirsagar has field a complaint before the Labour Court, Pune against the Company and all the Directors of the Company seeking declaration that the Company has engaged in unfair labour practices by initiating false enquiries against him. Mr. Kshirsagar has prayed for a stay of enquiry till disposal of this complaint. The Company has made an application for deletion of names of all the Directors, however, the Labour Court rejected the same, against which the Company filed a Revision application before the Industrial Court which set aside the Labour Court’s order. Mr. Kshirsagar has filed a writ petition against the same. The matters are currently pending.

13.	34 cases have been filed by various ex-employees of the Company in the various courts and tribunals, against the Company alleging that their dismissal from the Company was illegal. The workmen have claimed reinstatement with back wages. The said workmen were dismissed from the services on various grounds including, submission of forged documents during employment, committing acts of arson, looting and vandalism at the Company’s Lucknow plant on March 28, 2000, etc. The cases are currently in various stages of adjudication.

14.	The State Government has suo moto referred two cases, to the Industrial Tribunal-II, Lucknow, against the Company. The cases relates to dismissal of six union leaders and 77 workmen respectively. Evidence in these matters is currently being recorded.

15.	Mr. Kuldip Singh Bisht has filed a case, before the Workman Compensation Commissioner, against the Company claiming compensation of an amount of Rs. 0.17 million with 50% penalty and interest at the rate of 12 % per annum, against injury suffered during his employment in the Company. The case is pending.

Cases before the Supreme Court

1.	Three cases have been filed by the District Transport Officer, Jamshedpur, before the Supreme Court against the order of the Subdivisional Officer, Dhalbum, against the Company for the realization of possession tax. The matters are currently pending for hearing.

2.	PCMC has filed a special leave petition before the Supreme Court, against the Company, challenging the decision of the Full Bench of High Court of Bombay. The case relates to classification of motor vehicle components for levy of octroi. The Supreme Court has given PCMC the liberty to approach the High Court seeking review of its decision. The matter is currently pending.

Motor Accident Claims

There are 676 motor accident claims filed against the Company in the Motor Vehicle Claims Tribunals in various courts across the country. The total claim in these cases is not quantifiable. The financial burden in these cases is usually borne by either the New India Assurance or Transport Contractors. The matters are at various stages of adjudication.

Cases before the Debt Recovery Tribunal

Canara Bank has filed an application before the Debt Recovery Tribunal Chandigarh, against APIL (suppliers of parts and components to the Company) and the Company challenging the revocation of the power of attorney by APIL which was used by APIL to discount bills with Canara Bank. APIL had revoked the power of attorney and started receiving payments directly from the Company. Canara Bank has alleged that it did not confirm the revocation of the power of attorney. The amount involved in this case is Rs. 41.9 million. The matter is pending.

Excise Litigations

1.	Four show cause notices have been issued by the Excise Department against the Company seeking to deny Modvat Credit of Rs. 138.1 million towards music systems and air conditioning kits fitted in vehicles cleared during the period from December 1, 1991 to March 31, 1995. The matters are currently pending.

2.	Nine show cause notices have been issued by the Excise Department against the Company, demanding the payment of Rs. 271.6 million towards excise duty for the period from July 2000 to December 2007, on free after sales services on Indigo/Indica vehicles provided by the dealers, the cost of which are borne by the dealers out of their retailing profit. The matters are currently pending.

Contract labour cases

1.	11 cases were filed by persons engaged by the Company as contract labourers in the Industrial Tribunal- II, Lucknow against the Company, challenging the termination of their services by the Company. The petitioners have claimed reinstatement with back wages. The matters are in various stages of adjudication.

2.	The provident fund authorities have initiated proceedings against the Company under section 7A of the Employees Provident Fund Act, with the Assistant Provident Fund Commissioner, Lucknow. The proceeding relates to the applicability of the Provident Fund Act, 1958, to the drivers engaged in the transportation of the chassis to various destinations from the plant. The matter is pending.

Miscellaneous

Certain partners of M/s Gitaneel Builders (“Gitaneel”) have filed a company petition before the High Court of Bombay against other partners in relation to the property of Gitaneel taken on lease with an option to purchase pursuant to an agreement executed in 1991 and 1992. The Company being a party to the agreement has been impleaded as a party to the case. The case was dismissed by the court in 2007 which has been restored in 2008 in a restoration application filed by one of the partners of Gitaneel. Company exercised its option to purchase the impugned property pursuant to an option in the lease deed. In the interim the Company has also filed a case against Gitaneel claiming damages for not honouring the terms of the lease agreement. The injunction sought by the Company to restrain Gitaneel from disturbing Company’s possession of the said property pending disposal of the suit has been allowed by the court. The Company has been ordered to deposit Rs. 0.3 million per month with the High Court of Bombay, which would be appropriated towards the balance consideration and/or rent, as may be determined by the Court at the final hearing. The matter is currently pending.

Litigation by the Company

Cases before the High Court

1.	A writ petition has been filed by the Company before the High Court of Jharkhand against the State of Jharkhand and others for quashing the proceeding arising out of a criminal complaint filed under section 92 of the Factories Act, 1949 against Mr. SJ Ghandy, then occupier of the Factory and Mr. A C Sinha, then Manager under the Factories Act. The matter is currently pending.

2.	Seven cases have been filed by employees of the Company (in their capacity as employees of the Company) before the High Court of Jharkhand against the State of Jharkhand and others for quashing orders passed by various courts such as the Additional District and Sessions Judge, Judicial Magistrate, Chief Judicial Magistrate, etc., in relation to complain cases filed against them. The matters are in various stages of adjudication.

3.	Two cases have been filed by the Company before the High Court of Jharkhand against the State of Jharkhand and the Employees’ State Insurance Corporation for rescinding the demand made by the ESI Corporation against the Company for an amount of Rs. 4.9 million and for exemption from the provisions of the Employees’ State Insurance Act, 1948. The matters are currently pending.

4.	The Company has filed a case before the High Court of Jharkhand, against the State of Jharkhand seeking refund of the road tax on chassis, etc. for the period 1979 to 1993. The matter is currently pending.

5.	Two appeals have been filed by the Company before the High Court of Jharkhand against the State of Jharkhand for quashing the Government notification abolishing contract system in the horticulture sector. The matters are currently pending.

6.	Six appeals have been filed by the Company before the High Court of Jharkhand, against the judgments passed by various courts such as, Ist Additional District Judge, Jharkand and Chief Judicial Magistrate, Jharkhand with respect to matters pertaining to recovery of money, title of land, eviction of land and compensation. The matters are in various stages of adjudication.

7.	17 writ petitions have been filed by the Company before the High Court of Jharkhand against the State of Jharkhand and various persons challenging the orders passed by various courts and authorities such as the Labour Court, Provident Fund Commissioner, Assistant Commissioner of Cooperative Societies, Deputy Commissioner of Cooperative Societies, etc. in various labour related matters. The matters are in various stages of adjudication.

8.	Four writ petitions have been filed by the Company before the High Court of Jharkhand, against the orders passed by various courts and authorities such as the Deputy Registrar, Cooperative Societies, State Consumer Redressal Commission, the Commissioner South Chotanagpur, etc. in relation to issues such as deficiencies in services, property matters, etc. The matters are in various stages of adjudication.

9.	The Company has filed a writ petition, in the High Court of Bombay, in relation to the approach adopted by the Labour Courts in deciding the cases filed before them by various dismissed employees of the Company. The Company claims that while proceeding with the references filed before them, the Labour Courts are required to decide as to whether the findings of the Enquiry Officer are legal and proper at the preliminary stage only. The matter is currently pending.

10.	The Company has filed ten writ petitions before the High Court of Bombay against various dismissed employees of the Company in relation to orders passed by the Labour Court, Pune and the Industrial Court, Pune. The orders of the Labour Court, Pune and the Industrial Court, Pune include, reinstatement of employees dismissed by the Company, etc. The matters are currently pending.

11.	The Company has filed three appeals in the High Court of Bombay, against various persons challenging the orders of the lower courts in relation to applications filed by the Company under ESI, etc. The ESI courts had held the Company was liable for ESI contributions. The amount involved in these cases is Rs. 1.54 million. The matters are currently pending.

12.	The Company has filed a writ petition before the High Court of Bombay, against Pimpri Chinchwad New Township Development Authority (“PCNTDA”), challenging the respondent’s decision to take back 14.36 acres of land allotted to the Company. PCNTDA has appeared in the matter and has stated that it would not implement the decision to take back the additional land. The matter is currently pending.

13.	The Company has filed three writ petition before the High Court of Bombay, against PCMC on various grounds including octroi levied on the Company, etc. The amount involved in these cases is Rs. 350 million. The matters are currently pending.

14.	The Company has filed a writ petition before the High Court of Bombay against Mr. Dattu Aher and others, challenging the order passed by District Court, Pune, rejecting the 9A application filed by the Company challenging the maintainability of the Civil Suit No. 1478/98 before the Civil Judge, Senior Division, Pune. The matter is currently pending.

15.	The Company has filed a writ petition, in the High Court, Allahabad, against the order of the District Judge, Kanpur, setting aside the order passed by the Registrar of Trade Unions, Kanpur in relation to the cancellation of the registration of the Telco Karmachari Sangh. The High Court has directed the parties to file counter affidavit and rejoinder statement. The matter is currently pending.

16.	The Company has filed an appeal before the High Court of Bombay and the Supreme Court against PCMC, in relation to the demand for the payment of octroi of Rs. 442.8 million for the period from October 1997 to March 2002. The dispute is in relation to the classification of motor vehicle components for levy of octroi. The matter is currently pending.

17.	The Company has filed a case before the High Court of Bombay against Mr. Piyush Shah, a shareholder of the Company, claiming Rs. 150 million as damages and to restrain Mr. Shah from making any defamatory remarks against the Company. The matter is currently pending.

Income Tax Cases

1.	The Company has filed ten appeals before the High Court of Bombay against the orders of the Income Tax Appellate Tribunal, Mumbai, for assessment years between 1985-1997. The issues inter alia, include disallowance of deduction under section 80HHC of the Income Tax Act in respect of goods exported through a group company, provision for pension, expenses incurred in India for the purpose of computation of deduction u/s.80-O, etc. The aggregate tax liability involved is Rs. 276.0 million. The appeals are currently pending.

2.	The Company has filed 10 appeals before the Income Tax Appellate Tribunal against the orders of the Commissioner of Income-tax (Appeals). The issues inter alia, include disallowance of expenses on business meetings and conferences, depreciation on leased assets, etc. The aggregate tax liability involved is Rs. 1,128.8 million. The appeals are currently pending.

3.	The Company has filed 24 appeals before the Commissioner of Income-tax (Appeals) against the orders of the Deputy/Joint/Assistant Commissioner of Income-tax, Mumbai. The issues inter alia, include disallowance of provision for warranty, interest on capital borrowed for purchase of machinery, payment made to certain institutions/expenditure incurred as per the wage settlement, product development expenses, etc. The aggregate tax liability involved is Rs. 5,638.9 million. The appeals are currently pending.

Criminal Cases

1.	The Company has filed a case before the Additional Sessions Judge, Greater Mumbai, against Praman Motors. The case involves a charge of offences of cheating, forgery and fraud against a director and an employee of Praman Motors, under sections 420, 465, 467, 468, 471 and 477A of the Indian Penal Code, 1980. The respondent has a filed petition for quashing the proceedings. The matter is currently pending at the trial stage.

2.	The Company has filed a case before the Small Causes Court, Mumbai against Nipun Motors for dishonour of cheques. The cheques were issued towards the payment for purchase of spare parts by Nipun Motors from the Company. The amount involved in this case is Rs. 0.4 million. The matter is currently pending.

3.	The Company has filed a complaint in the Court of Additional Chief Metropolitan Magistrate, Ballard Pier, Mumbai, against Punjab Motors, under section 156 (3) of the Code of Criminal Procedure, alleging criminal breach of trust by Punjab Motors. The matter is currently pending.

4.	The Company has filed a compliant before CID Ernakulam, against A C Chummar for cheating and misappropriation of money. The accused has filed a petition before the High Court of Kerala for quashing the proceedings. The matter is currently pending.

5.	The Company has filed a complaint before the Additional Chief Metropolitan Magistrate, New Delhi, against Mr. Arindam Chaudhari for defamation in respect of an article published in Sunday Indian. The matter is currently pending.

6.	The Company has filed an appeal before the Commissioner, Prohibition and Excise, Hyderabad against the order passed by the Deputy Commissioner Excise for seizure of a vehicle. The matter is currently pending.

7.	The Company has filed 56 criminal complaints against various persons before criminal courts under Section 138 of the Negotiable Instruments Act, 1881 in relation to cheque bouncing. The total number of cases is Rs. 47,000. The matters are at various stages of adjudication.

8.	A case has been filed by the Company against Mr. R K Giri in the Chief Judicial Magistrate, Jamshedpur for disrupting the production of the Company. The matter is currently pending.

9.	53 cases have been filed by the Company against various persons in various courts in Jamshedpur under Section 630 of the Companies Act. The matters are at various stages of adjudication.

10.	A case has been filed by the Company against Mr. PAN Raju in the Chief Judicial Magistrate, Jamshedpur for violation of the provisions of the Factories Act, 1948. The matter is currently pending enquiry.

11.	The Company and the Police have filed cases in the court of the Additional Chief Judicial Magistrate I, Lucknow, against workers involved in committing acts of arson, looting and vandalism at the Company’s Lucknow plant on March 28, 2000. The Company has sought penal action against the workers. The matter is currently pending.

12.	The Company has filed cases in the court of Additional Chief Judicial Magistrate I against Mr. Chandan Singh and Mr. Gopal Palwal in connection with fake documents submitted by him at the time of employment in the Company. The evidence of the prosecution in this matter is currently being recorded.

13.	The Company has filed a criminal case before the Chief Metropolitan Magistrate No. VIII at Esplanade, Mumbai against Mr. Piyush Shah, a shareholder of the Company from making any defamatory remarks against the Company. The matter is currently pending.

Civil Cases

1.	39 cases and 25 appeals have been filed by the Company before various High Courts and Civil Courts against the orders in various cases for recovery of money. The aggregate claim in these cases is Rs. 1,196.8 million. The matters are currently at various stages of adjudication.

2.	Two appeals have been filed by the Company before the Small Causes Court, Mumbai against the Bombay Municipal Corporation challenging the rateable value fixed by the Bombay Municipal Corporation on various buildings owned by the Company. The matters are currently pending.

3.	6 return of property applications have been made by the Company for obtaining custody of the vehicles impounded by various law enforcement agencies. The matters are currently at various stages of adjudication.

4.	52 cases have been filed by the Company before various courts such as the Sub Judge, Jamshedpur, Munsif Court, Jamshedpur, District Court, Jamshedpur, Fast Track Court IX, etc. against various defaulters, unauthorised occupants and encroachers over the Company’s land and premises in Jojobera. The matters are in various stages of adjudication.

5.	11 cases have been filed by the Company before the Subordinate Judge, Jamshedpur, against various persons for recovery of cost of materials and execution of decrees. The total amount involved in these cases is Rs. 13.57 million. The matters are currently pending.

6.	The Company has filed five civil suits in the various civil courts in Pune court, against certain companies in relation to default in certain services to be rendered by the. The aggregate claim in these cases is Rs. 8.95 million. The cases are currently in various stages of adjudication.

7.	The Company has filed a revision application, before the Divisional Commissioner Pune, against Mr. Krishnamurthy against the order of the Competent Authority, Rent Control Act, 1999. The Company was denied an application it had filed under section 24 of the Maharashtra Rent Control Act, 1999. The matter is pending judgment.

8.	The Company has filed four references, before the District Court, Pune, for enhancement of monetary compensation towards the land acquired from its property at Pimpri and Chinchwad, for the purpose of widening the road. The matter is currently pending.

9.	The Company has filed a case before the ESI Court, Pune, against the ESI Corporation, challenging the claim of Rs. 39.9 million towards ESI contribution, interest thereon and the penal damages in respect of the contract employees engaged during the period from 1994 to 1999 by ESI Corporation. The matter is currently pending.

10.	The Company has filed a suit against PCMC, in the Civil Court, challenging the rateable value of the land owned by the Company at Pimpri, Chikhali and Chinchwad fixed by Pimpri PCMC. The amount involved in this case is currently not quantifiable. The matter is currently pending.

11.	The Company has filed a case, in the Civil Court, Lucknow, against Akhil Bharatiya Safai Mazdoor Congress seeking permanent injunction to restrain them from holding dharna/demonstrations within a parameter of 100 meters from the factory gate and injunct them from restraining ingress or egress of man, machine and material etc. into or from the factory. The court has granted a temporary injunction. The matter is currently pending.

12.	The Company has filed two cases before the Small Causes Court, Bombay, against ex-employees of the Company for repossession of property. The matters are currently pending.

13.	The Company has filed a case before the against the ESI Corporation challenging the claim of Rs. 3.1 million made by ESI against the Company. The matter is currently pending.

Arbitration Proceedings

1.	Three arbitral proceedings have been initiated by the Company against various parties for the recovery of lease rental and depreciation disallowance dues under a lease agreement executed by Tata Finance Limited. The aggregate amount in these cases is Rs. 472.8 million. The matters are currently pending.

2.	295 arbitration proceedings have been initiated by the Company in relation to recovery of dues pending from various persons. The matters are at various stages of adjudication. Additionally, 426 cases have been initiated by the Company where a petition has been filed under section 9 of the Arbitration & Conciliation Act, 1996 (“Arbitration Act”) for obtaining an interim order for the custody of vehicles which have been reposed by the Company. One petition has been filed under section 17 of the Arbitration Act for obtaining an interim order for the custody of a vehicle. Also, 30 execution petitions have been filed by the Company for enforcing certain arbitration awards passed in favour of the Company.

Excise Cases

The Company has filed an appeal before the CESTAT, Kolkata, against the order passed by the Commissioner of Central Excise, Jamshedpur for the period from March 2003 to January 2007 and one showcause notice replied to Commissioner of Central Excise, Jamshedpur for the period from February 2007 to September 2007 in relation to the applicability of one percent National Calamity Contingent Duty on tipper chassis for the period from March 2003 to September 2007. The aggregate claim in these cases is Rs. 456.32 million. The matters are currently pending.

Sales Tax Cases

1.	Four appeals have been filed by the Company before the Joint Commissioner (Appeals) and one case before the Commercial Taxes Tribunal, Ranchi in relation to sales tax on sale of vehicle at the rate of four percent to registered dealers. The aggregate amount of the claim in these cases is Rs. 908.96 million. The matters are currently pending.

2.	Three appeals have been filed by the Company before the Joint Commissioner (Appeals) in relation to sales tax on purchase of raw materials from Jharkhand vendors under section 13(1)(b) of the Bihar Finance Act at the rate of two percent in cases where the ultimate product was stock transferred. The aggregate amount of the claim in these cases is Rs. 625.57 million. The matters are currently pending.

Cases in the Supreme Court

1.	An appeal has been filed by the Company before the Supreme Court against the State of Jharkhand against an order of the High Court of Jharkhand. The High Court of Jharkhand had held that the Company is liable to pay tax and penalty under the Bihar Motor Vehicle Taxation Act, 1994. The total tax involved in this case amounts to Rs. 51.39 million. The matter is currently pending adjudication.

2.	An appeal has been filed by the Company before the Supreme Court against Mr. I. Khan against the order of the High Court of Jharkhand. The High Court had upheld the order of the Labour Court granting reinstatement with back wages to Mr. Khan. The matter is currently pending adjudication.

3.	An appeal has been filed by the Company before the Supreme Court against the State of Jharkhand against the order of the High Court of Jharkhand. The High Court had upheld the realization of surcharge from the Company over temporary registration fees of Motor Vehicles (Chassis) through a Government Notification. The matter is currently pending adjudication.

4.	Six appeals have been filed by the Company before Supreme Court against the order of the High Court of Jharkhand holding that the Company was liable to pay possession tax under the Motor Vehicle Taxation Act. The total amount involved in these cases is Rs. 51.4 million. The matters are currently pending for hearing.

5.	The Company has filed a special leave petition before the Supreme Court, challenging the order passed by the High Court of Bombay in a public interest litigation filed by the Citizens Forum of Pimpri-Chinchwad. The public interest litigation challenges the stay to the implementation of the revised rate of Octroi schedule during the period January 6, 2002 to February 14, 2002 and February 17, 2002 to May 7, 2002. PCMC had sent a demand notice for the rate difference for the said period to the Company. The amount involved in the case is Rs. 98 million. The matter is currently pending.

6.	The Company has filed a special leave petition before the Supreme Court, against the Collector and other Revenue Authorities, challenging the order of the High Court dismissing the writ petition filed by the Company against the demand of N.A. charges by the Revenue Authorities for the Company’s car plant. A demand notice of Rs. 11.4 million was raised on the Company. The Supreme Court has stayed the order of the High Court till further orders. The matter is currently pending.

Motor Accident Claims

There are 37 cases filed against the Company in the Motor Accident Claims Tribunal in different parts of the country. Additionally, there are 40 cases filed against the various insurance companies in the Motor Accident Claims Tribunal in different parts of the country by claimants. The Company has also been named a party in these cases. The cases involve vehicles manufactured by the Company. The amount involved is not quantifiable. The cases are at various stages of adjudication.

Miscellaneous

1.	The Company has filed a petition before Maharashtra Electricity Regulatory Commission against Maharashtra State Electricity Distribution Company Limited (“MSEDCL”) and others for claiming the amounts from MSEDCL on the eight percent retained units of electricity generated through the wind turbine generators owned by the Company. The amount involved is Rs. 108.4 million. The matter is currently pending.

2.	The Company had filed 156 appeals before the Principal Secretary, Home Department (Transport Wing), Maharashtra State, challenging 173 demand notices sent to it by Deputy RTO, demanding Rs. 9.7 million, towards tax on registered vehicles used by the Company within the premises of the Company. Pursuant to the directives from the Office of the Principal Secretary, one consolidated appeal has been filed. The matter is pending.

3.	The Company has filed 14 appeals in the Small Causes Court against PCMC challenging the rateable value of property tax fixed by PCMC. The amount involved in this case is presently not quantifiable. The cases are at various stages of adjudication.

Litigation involving the Company but where the Company has not been made a party

1.	The UPSIDC has filed a revision/ restoration application, before the Board of Revenue, Allahabad, against the order of the Board of Revenue, revalidating a lease of a parcel of land granted in favour of one Mr. Vijay Singh. The parcel of land is a part of the land given by UPSIDC to the Company for its RSO operations. The order issued by the Board of Revenue revalidating the lease was quashed by the Single Bench of the High Court of Uttar Pradesh. The matter is currently pending.

2.	Mr. Mohammed Jalil has filed a case before the Civil Judge Junior Division, Lucknow, against Mr. Pankaj Singh, the Secretary Samaj Vikas Kendra, alleging that a part of his land was wrongfully taken over by Mr. Singh for road construction. Samaj Vikas Kindra, a society promoted by the Company, carries out activities relating to community development for displaced villagers and villages surrounding the factory campus. The matter is currently pending.

Contingent Liabilities as on March 31, 2008

				Rs. in million As at March 31,
Particulars				2008	2007	2006
1.	(a	)	Claims not acknowledged as debts	4,785.9	4,090.2	2,545.0
	(b	)	Provision not made for income tax matters in dispute*	4,533.7	4,226.2	2,548.8
	(c	)	The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 Million)	—	—	343.1
	(d	)	Liquidated damages retained by customers under negotiations for waiver	—	—	7.2
2.	The claims / liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which department is in further appeal			353.4	275.1	180.8
3.	Other money for which the Company is contingently liable:
	(a	)	In respect of bills discounted and export sales on deferred credit	7,500.0	5,292.3	6,874.3
	(b	)	The Company has given guarantees for liability in respect of receivables assigned by way of securitisation	10,953.7	6,381.5	1,314.7
	(c	)	Cash Margin / Collateral	15,813.4	3,871.5	2,793.2
	(d	)	In respect of retained interest in securitisation transactions	656.5	769.1	482.5
	(e	)	In respect of subordinated receivables	407.4	694.5	458.3
	(f	)	Others	150.4	50.0	64.1

*	Net of consequential relief in subsequent years

B.	Litigation involving Subsidiaries

Jaguar Cars Limited, Land Rover and its subsidiaries

Litigation against Jaguar Cars Limited, Land Rover and its subsidiaries

1.	32 product litigation lawsuits involving personal injury have been filed by various customers against Jaguar Land Rover and their associated subsidiaries alleging a wide variety of design and manufacturing related defects. The lawsuits, filed in various courts, are at various stages in the court process.

2.	248 consumer lawsuits (non-personal injury) alleging defects in vehicles and breach of warranty (lemon law) have been filed by various customers against Jaguar Land Rover and their associated subsidiaries. The lawsuits are at various stages in the court process.

3.	27 dealer litigation lawsuits have been filed by various Jaguar Land Rover dealers against Jaguar Land Rover and their associated subsidiaries. The lawsuits are primarily disputes alleging wrongful termination. The lawsuits are at various stages in the court process.

4.	Five patent and trademark lawsuits have been filed by various individuals or companies against Jaguar Land Rover and their associated subsidiaries alleging that Jaguar Land Rover has infringed an existing patent filed by the claimant. The lawsuits are at various stages in the court process.

5.	Five toxic tort (considered to be remote liability) and six asbestos lawsuits have been filed in the USA against Jaguar Land Rover and its associated US subsidiaries. The lawsuits are at various stages in the court process.

6.	92 employer’s liability claims have been filed against Jaguar Land Rover and their associated subsidiaries. These claims typically arise out of slips and falls at various company owned facilities. The lawsuits are at various stages in the court process.

7.	Nine motor vehicle insurance claims have been filed against Jaguar Land Rover and their associated subsidiaries. These cases typically involve claimants suing Jaguar Land Rover as provider/owner of company vehicles which have been involved in accidents while being driven by company employees. The lawsuits are at various stages in the court process.

8.	Five employment litigation lawsuits have been filed against Jaguar Land Rover. These lawsuits typically involve allegations that employees have been unfairly treated or terminated. The lawsuits are at various stages in the court process.

9.	Five subrogation lawsuits have been filed against Jaguar Land Rover in the US. These lawsuits involved matters where an insurance company has paid claims for insurance and is now seeking reimbursement because of a claimed defect.

10.	One unpaid debt lawsuit has been filed against Land Rover. The case has been stayed for the moment and further investigations are taking place.

11.	One insolvency lawsuit has been served against Land Rover by an administrator (MG Rover) for €109 million but BMW has accepted responsibility for the matter as per the terms of the share purchase agreement covering the sale of Land Rover to Ford in 2000.

12.	Two class actions lawsuits are currently being defended by Jaguar Land Rover in the US. In one matter, plaintiffs are claiming that the air suspension is defective in certain Range Rover vehicles. Class certification has not yet been ruled upon by the court. In the other matter, there are nine separate actions pending in various state and federal courts alleging certain LR Discovery vehicles have a suspension defect that causes premature tire wear. Jaguar Land Rover is aggressively defending these actions. Class certification has not yet been ruled upon by the courts.

Litigation by Jaguar Cars Limited, Land Rover and its subsidiaries

Land Rover North America LLC along with Ford Motors Company, have brought a claim against the roadside assistance provider in the American market for damages of approximately US $ 18 million. The matter is currently pending.

Telco Construction Equipment Company Limited

Litigation against Telco Construction Equipment Company Limited

1.	36 cases have been filed by various customers of Telco Construction Equipment Company Limited in different District Consumer Forum, against Telco Construction Equipment Company Limited, alleging defects in various products. The aggregate amount of the claims in these cases is Rs. 100.01 million. The matters are currently pending.

2.	Seven cases have been filed by various customers in different State Consumer Commissions, against Telco Construction Equipment Company Limited, alleging defects in various products. The customers have claimed compensation from Telco Construction Equipment Company Limited. The aggregate amount of the claims in these cases is Rs. 142.34 million. The matters are currently pending.

3.	Six cases have been filed by various customers before the MRTP, New Delhi, against Telco Construction Equipment Company Limited, alleging defects in various products. The customers have claimed compensation from Telco Construction Equipment Company Limited. The aggregate amount of the claims in these cases is Rs. 169.8 million. The matters are currently pending.

Litigation by Telco Construction Equipment Company Limited

Five complaints have been filed by Telco Construction Equipment Company Limited before the 14th Additional Chief Metropolitan Magistrate, against various persons, in relation to bouncing of certain cheque issued by them. The aggregate amount of the claims in these complaints is Rs. 1.03 million. The matters are currently pending.

Tata Daewoo Commercial Vehicle Company Limited

Litigation against Tata Daewoo Commercial Vehicle Company Limited

1.	Three cases have been filed by various customers in the District Courts at Daegu, Seoul and Busan, against Tata Daewoo Commercial Vehicle Company Limited, claiming damages for defective product. The aggregate amount of the claims in these cases is KRW 258.99 million. The matters are currently pending.

2.	A civil suit has been filed by 23 individuals in February 2007, before the Seoul District Court, against the City Metropolitan Authorities and all Korean automobile manufacturers for air pollution. The suit has been filed for KRW 710 million on all the defendants and the individual share of each defendant has not been ascertained. The matter is currently pending.

Tata Motors Finance Limited

Litigation by Tata Motors Finance Limited

38 arbitration proceedings have been initiated by TMFL in relation to recovery of dues pending from various persons. The matters are currently at various stages of adjudication.

Litigation against Tata Motors Finance Limited

1.	27 cases have been filed by various customers against TMFL for obtaining an injunction order and restraining it from repossessing the vehicles financed by TMFL to the customers. The matters are currently at various stages of adjudication.

2.	38 cases have been filed by various persons before various civil courts against TMFL for recovery of money for various reasons including delayed delivery of vehicles, defect in vehicles delivered, deficiencies in services, etc. (The directors of the Company have also been made parties to some of these cases.) The matters are currently at various stages of adjudication.

3.	Eight cases have been filed against TMFL in relation to repossession and other operational issues. The matters are currently at various stages of adjudication.

4.	One petition have been filed in the Motor Accident Claim Tribunal, Nasik, against the TMFL. The matter is currently pending.

5.	Three cases have been filed by various persons against TMFL before arbitral tribunals under section 34 of the Arbitration Act challenging the awards passed by various arbitral tribunals. The matters are currently at various stages of adjudication.

C.	Litigation involving the Directors

In addition to the other litigation mentioned above, where our Directors are named, the following are the other litigation against the Directors.

Mr. Ratan N. Tata:

1.	A writ petition has been before the High Court of Madhya Pradesh against the Company, Mr. Ratan N. Tata in his capacity as a director of the Company, all other directors of the Company and Commercial Automobiles Limited seeking directions to lodge a first information report against the Company, its directors and Commercial Automobiles Limited under sections 465, 466, 471 and 420 of the Indian Penal Code in relation to a hire purchase transaction. The matter is currently pending.

2.	Mr. Binu A. Khanna has filed a case before the High Court of Delhi against the Indian Hotels Company Limited, Mr. Ratan N. Tata in his capacity as the chairman, Mr. R.K. Krishnakumar and others seeking declaration and damages for wrongful termination aggregating to Rs. 10 million and for recovery of statutory dues. The matter is currently pending.

3.	J. P. Telecomunications has filed a criminal complaint before the Special Chief Judicial Magistrate, Kanpur against Mr. Ratan N. Tata and others, under sections 467, 418, 420 and 468 of the Indian Penal Code in a case alleging delay in refund of a security deposit paid by the complainant. Two revision petitions have been filed on behalf of Mr. Ratan N. Tata in the Allahabad High Court. The case has been stayed by the High Court by its order passed in a criminal revision petition (1969/2006). The matter is currently pending.

4.	Three complaints have been filed before various Consumer Forums and three criminal complaints have been filed against Mr. Ratan N. Tata, in his capacity as director of Tata Teleservices Limited, and as the chairman of the Tata Group claiming relief for deficient services provided by Tata Teleservices. The matters are currently pending.

5.	Mr. N. Poongodi has filed a petition before the Monopoly and Restrictive Trade Practice Commission, Delhi, against Mr. Ratan N. Tata. The petition relates to repossession of three commercial vehicles and one excavator following defaults on a hire purchase facility provided to the petitioner. The legal validity of the repossession has been upheld by the High Court of Bombay and the Supreme Court. Execution proceedings have been commenced against the petitioner, in relation to which, insolvency proceedings are pending in the High Court of Madras.

6.	A criminal miscellaneous application before the High Court of Gujarat. Mr. Ratan N. Tata has been impleaded as a party to the case. The matter is currently pending.

Mr. N A Soonawala:

1.	Mr. Suresh Kumar has filed a complaint (Case No. 543/2000) before the Additional Chief Judicial Magistrate, Raipur, against Mr. N A Soonawala, in his capacity as a Director of the Company, for taking cognizance of an offence in relation to check return under section 138 and 141 of the Negotiable Instruments Act, 1881. A petition for quashing the proceedings has been filed before the High Court of Chhattisgarh and the High Court of Chhattisgarh has granted an interim stay. The matter is currently pending before the High Court of Chhattisgarh.

2.	Two different cases have been filed before the Labour Court, Pune against Mr. N A Soonawala, in his capacity as a Director of the Company, regarding issues related to termination from service of an employee. The matters are currently pending.

Mr. J J Irani:

Cases filed against Mr. J J Irani:

The Factory Inspector, Jamshedpur has filed six complaints before the Judicial Magistrate, First Class, Jamshedpur and the Chief Judicial Magistrate, Jamshedpur against Mr. J J Irani, in his capacity as a director of Tata Steel Limited under certain provisions of the Bihar Factories Rules, 1950, Factories Act, 1948 and Factories (Amendment) Act, 1987. The matters are currently pending.

Cases filed by Mr. J J Irani:

Mr. J J Irani and certain other directors of Tata Steel Limited, in their capacity as directors of Tata Steel Limited, have filed eight petitions before the High Court of Jharkhand against the Factory Inspector for quashing the proceedings initiated in various complaints filed against them. The matters are currently pending.

Mr. R Gopalakrishnan:

SEBI has filed a writ petition before the High Court of Bombay against Hindustan Lever Limited (“HLL”), Mr. R Gopalakrishnan in his capacity as the director of HLL and other directors of HLL challenging the order of the appellate authority setting aside the order passed by SEBI holding HLL and its directors guilty for insider trading in connection with the acquisition of shares in Brook Bond Lipton India Limited. The matter is currently pending. SEBI has also filed a prosecution against HLL and its directors which is also pending.

Mr. N N Wadia:

1.	Five criminal cases have been filed by Legal Metrology, Mumbai before the Chief Judicial Magistrate and other Metropolitan Magistrates against Britannia Industries Limited and all its directors including Mr. Nusli N. Wadia alleging violation of schedule III of PCRO on the ground that Britannia Industries Limited in its promo did not disclose the entire weight of biscuits including the free quantity that was being offered. Britannia Industries Limited filed a petition before the High Court of Bombay for quashing the proceedings pursuant to which the High Court has stayed the proceedings of the case.

2.	Mr. Nazeer Jalaluddin has filed a consumer case before the District Consumer Redressal Forum, Tiruvallur, Tamil Nadu against Britannia Industries Limited, its directors including Mr. Nusli N. Wadia and other officials claiming compensation of Rs. 1 million alleging that there was hair inside milk bikis biscuits. The matter is currently pending.

3.	Food Inspector PFA, Delhi has filed a case before the Metropolitan Magistrate Delhi against Britannia New Zealand Foods Private Limited and its directors including Mr. Nusli N. Wadia on the ground that the ‘Chedder Cheese’ which was tested by the Food Inspector did not conform to the PFA standards. Britannia New Zealand Foods Private Limited filed a petition before the High Court of Delhi for quashing the proceedings pursuant to which the High Court has stayed the proceedings of the case till September 23, 2008. The matter is currently pending.

4.	Mr. Satish Kumar Garcha and others have filed a case before the Magistrate Delhi against the Trustees of Britannia Industries Limited Pension Fund and Mr. Nusli N. Wadia in his capacity as a director of Britannia Industries Limited alleging criminal breach of trust due to non-payment of pension and withdrawal of sums from the covenanted staff pension fund by the employer company etc. Britannia Industries Limited filed a petition before the High Court of Delhi for quashing the proceedings pursuant to which the High Court has stayed the proceedings of the case till December 17, 2008.

5.	Britannia Industries Limited Pensioners Welfare Association and others have filed a writ petition before the High Court of Calcutta against the Income Tax Authority and Mr. Nusli N. Wadia in his capacity as a director of Britannia Industries Limited alleging non-payment of pension, withdrawal of sums from the covenanted staff pension fund by the employer company and non-payment of triennial increase in pensions etc. the matter is currently pending.

Mr. S M Palia:

1.	The Reserve Bank of India has filed a complaint before the Chief Judicial Magistrate, Kolkata against IFB Finance Limited, Mr. S M Palia, in his capacity as a director of IFB Finance Limited, and other directors of IFB Finance Limited under section 200 of the Criminal Procedure Code, 1973 and section 58 E (1) of the Reserve Bank of India Act, 1934 for failure to comply with the orders dated January, 2000 and March, 2001 passed by the Company Law Board, Kolkata relating to repayment of monies to depositors. The matter is currently pending.

2.	The State Bank of Mysore has filed a recovery application before the Debt Recovery Tribunal, Bangalore against IFB Finance Limited, Mr. S M Palia, in his capacity as a director of IFB Finance Limited and other directors of IFB Finance Limited for recovery of its dues. The matter is currently pending.

Mr. Nasser Munjee:

A revision application has been filed against Ambuja Cements Limited, Mr. Nasser Munjee, in his capacity as a director of Ambuja Cements Limited, other directors of Ambuja Cements Limited and some of its executives challenging an order dismissing the criminal case filed under the Environment Protection Act, 1985 against Ambuja Cements Limited and its directors and executives. The matter is currently pending.

D.	Litigation involving Promoter

Tata Sons Limited

Outstanding Litigation: Nil

Statement of Contingent Liability as on June 30, 2008:

1.	Tata Sons Limited has given guarantees to banks, financial institutions and others in respect of cash credit, loan arrangements etc. allowed to other companies of the maximum amount of Rs. 7,536.6 million (2006/07 - Rs.19.19 billion). The amounts outstanding against the above guarantees as on June 30, 2007 were Rs. 7,490.1 million (2006/07 - Rs. 183.84 billion). A part of the above cash credit, loan arrangements, etc. are secured against the assets of the borrowers.

2.	Tata Sons Limited has provided guarantees for performance to lenders in relation to loans extended by them to certain subsidiaries. The maximum exposure of the Company in the event of the projected stipulations not being met has been estimated at Rs. 6,500 million.

3.	Tata Sons Limited has given an undertaking to a financial institution to maintain at least 51% of the shareholding in a certain subsidiary so long as any amount is outstanding under certain facilities granted by them to that subsidiary.

4.	Tata Sons Limited has pledged shares of the book value of Rs. 33,074.8 million (2006/07 - Rs. 27,354.2 billion) held in a subsidiary of the Company as security for the assistance availed by that company from certain banks.

5.	Tata Sons Limited has received a sales tax demand of Rs 43.9 million for subscriptions received under the Brand Equity – Business Promotion Agreement for the financial years 1998-99 to 2001-02. A deposit of Rs. 6.6 million was made in January 2004, with the case currently being on appeal.

6.	Tata Teleservices Limited, a subsidiary of Tata Sons Limited, has allotted in earlier years, 520 million shares of Rs 10 each at a premium of Rs. 7 per share to a financial investor. Tata Motors Limited has entered into an agreement with the lenders of the investor under which Tata Motors Limited is entitled to and would acquire these shares at the issue price plus an amount computed at the rate of 6 per cent annualized, if the security of these shares is invoked by the lenders.

7.	Tata Teleservices Limited had issued redeemable preference shares in December 2002, aggregating Rs. 8,353.6 million which are redeemable at the end of 76 months, of which Tata Sons Limited holds shares of the nominal value of Rs. 4,062.3 million. The Company has entered into a put option agreement with the shareholders under which the maximum liability of the Company, if the option is exercised by the other shareholders, would be Rs. 4,291.3 million.

8.	Tata Sons Limited has provided a procurement option to the holders of 1,417.5 million Compulsorily Convertible Preference Shares (CCPS) issued by Tata Capital Limited of an aggregate value of Rs. 14,175.0 million under which it is required to identify a purchaser for the shares at the prevalent fair value.

E.	Litigation involving Tata Companies

1.	Tata Steel Limited (“TSL”)

Litigation against Tata Steel Limited

Criminal Cases (including cases filed against employees of Tata Steel Limited)

1.	A special leave petition, challenging the discharge of Tata Steel Limited’s employees by Jharkhand High court in complaint relating to unauthorised occupation of Tata Steel Limited’s premises, is currently pending in the Supreme Court of India.

2.	Tata Steel Limited has filed 3 separate petitions in the Jharkhand High Court for quashing of 3 different criminal complaints under various sections of IPC, which were filed by complainants regarding disputes arising out of encroachment of land/property. Presently, all the 3 petitions are pending.

3.	Four separate criminal complaints have been filed against Tata Steel Limited and/or its employees by different complainants under various sections of IPC relating to encroachment of land. The complaints are currently pending.

4.	Two different cases have been filed against Tata Steel Limited and 2 of its Directors under various sections of IPC including section 420. The proceedings have been stayed, pending disposal, by the Jharkhand High Court in one case and Calcutta High Court in the other, in petitions filed before them on the issue of cognizance and for quashing of criminal proceedings respectively.

5.	A case, under various sections of IPC, has been filed against the employees of Tata Steel Limited for forgery of training certificates. The case is currently pending.

6.	Seven different cases, have been filed against Tata Steel Limited and/or its employees under various sections of IPC including sections 287 and 304-A, arising out of unrelated fatal accidents. All the cases are currently pending and Supreme Court has granted stay in 2 cases pending disposal of special leave petition on the issue that whether such cases are under the jurisdiction of the factory inspector or the police.

7.	One case has been filed against 3 employees of Tata Steel Limited under sections 287, 337, 335 and 34, IPC arising from a hard landing of Tata Steel Limited’s aircraft. All the cases are currently pending.

8.	Two different cases have been filed against the employees of Tata Steel Limited, under various sections of IPC including sections 279 and 338, relating to fatal road accident and rash driving. The cases are currently pending.

9.	A complaint under section 92 of the Factories Act, 1948, relating to a fatal accident has been filed against employees of Tata Steel Limited, by the State of Jharkhand through Factory Inspector. The case is currently pending.

10.	A complaint under section 92 of the Factories (Amendment) Act, 1987 has been filed against Tata Steel Limited and Dr. J J Irani relating to a fatal accident. A discharge petition has been filed on behalf of Dr. J J Irani. The case is currently pending.

11.	A criminal complaint under various sections of IPC has been filed against Tata Steel Limited and others. The complaint relates to an alleged fabricated document filed in Court by Tata Steel Limited and is currently pending.

12.	Three different complaints have been filed against Tata Steel Limited and its employees under various sections of IPC for inducing resignation by issuing threats. All the cases are currently pending and Tata Steel Limited has filed a criminal revision petition before the Additional District Judge in one of the cases.

13.	A criminal complaint has been filed against Tata steel Limited, its Director and other under sections 278, 283 and 431, IPC in relation to an allegation of nuisance caused by Tata Steel Limited by its failure to widen/maintain a road. The case is currently pending.

14.	A criminal complaint has been filed against Tata Steel Limited and others under various sections of Wildlife (Protection) Act, 1972 and the Prevention of Cruelty to Animals Act, 1960. The complaint is currently pending for enquiry under section 202 of the Criminal Procedure Code.

15.	A case was filed against a Director and a former Director of Tata Steel Limited under sections 338 and 304, IPC. Pursuant to separate criminal miscellaneous petitions being filed by the Director and former Director, the Jharkhand High Court has amalgamated the petitions. The case is currently pending.

16.	A case has been filed against employees of Tata Steel Limited under sections 147, 148, 323 and 324 of the IPC, which is currently pending for final hearing.

17.	Tata Steel Limited has challenged, the order of Trial Court rejecting petition seeking dismissal of criminal proceedings instituted against its employees, through a writ petition in the Jharkhand High Court. The case is currently pending.

18.	A case has been filed against Tata Steel Limited. The case arises out of a case pertaining to cognizance taken under sections 279, 427, 304, 201 and 202 of the IPC and section 151 of the Indian Railways Act, 1989. The case is currently pending for evidence.

19.	A case has been filed against the employees of Tata Steel Limited under sections 379, 427 and 34 of the IPC. The case is currently pending.

20.	A case has been filed against an employee of Tata Steel Limited under sections 323, 330, 420, 406, 357 and 120(B) of the IPC. The case is currently pending, and Tata Steel Limited has filed a discharge petition on behalf of the accused.

Customs Cases

1.	The Commissioner of Central Excise and Customs, Bhubaneswar has filed an appeal in the Supreme Court of India against the order of the CESTAT, Mumbai reducing the redemption fine of Rs. 65 million and penalty of Rs. 40 million imposed on Tata Steel Limited to Rs. 20 million and Rs. 10 million respectively. The appeal is currently pending.

2.	The Commissioner of Central Excise and Customs, Bhubaneswar has filed 12 appeals in the CESTAT, Kolkata against certain orders passed by the Commissioner of Central Excise, Bhubaneswar allowing Tata Steel Limited the benefit of complete exemption of duty for the importation of low silica limestone through Paradip port under a customs. The aggregate amount involved is Rs. 54.77 million. The case is currently pending.

3.	The Deputy Commissioner, Customs, Custom House, Paradip has issued 66 show cause notices against Tata Steel Limited during the years from 2003 to 2005. The aggregate amount involved Rs. 133.64 million. The case is currently pending.

4.	The Commissioner of Customs, Kolkata has issued an order claiming an amount of US$ 14.98 million from Tata Steel Limited in relation to duty payable for import of steel billets. The case is currently pending.

5.	There are 18 proceedings pending before the Commissioner of Customs, Kolkata. The aggregate amount involved in these proceedings is approximately Rs. 92.61 million.

6.	There are eight proceeding pending before the CEGAT, New Delhi and. The aggregate amount involved in these proceedings is approximately Rs. 28.74 million.

7.	There are 14 proceedings pending before Commissioners of Central Excise in Bhubaneswar, Kolkata, New Delhi, Nagpur and Pune. The aggregate amount involved in these proceedings is approximately Rs. 29.12 million.

8.	There are eight proceedings pending before the Deputy Commissioner of Customs, Paradip relating to refunds claimed by Tata Steel Limited for excess customs duty paid. The aggregate amount involved in these proceedings is Rs. 3.1 million.

Environment Cases

1.	The State of Bihar has filed three civil appeals in the Supreme Court of India against Tata Steel Limited and others relating to the 1992 amendment to the Mineral Area Development Authority Act, 1986. The case is currently pending.

2.	The State of Jharkhand has filed a special leave petition in the Jharkhand High Court against Tata Steel Limited, challenging the judgment of the Jharkhand High Court in a letters patent appeal relating to the payment of royalty on coal. The aggregate liability in this case is Rs. 293.3 million. The case is currently pending.

3.	A writ petition has been filed in the Jharkhand High Court, against the Union of India, Tata Steel Limited and others, for quashing clause 1(1) of the notifications dated September 14, 1999 and August 27, 2003 issued by the Ministry of Environment and Forests under rule 5(3) of the Environment (Protection) Rules, 1986.

4.	A writ petition has been filed in the Jharkhand High Court against the Union of India, Tata Steel Limited and others seeking directions to Tata Steel Limited to use fly ash bricks manufactured by the petitioner as per the guidelines of the Indian Standards Institute. The case is currently pending.

5.	Three writ petitions have been filed in the Jharkhand High Court against the Union of India, Tata Steel Limited and others. The petitioners seek to obtain an order quashing the notifications of the Ministry of Environment and Forests, dated September 19, 1999 and August 27, 2003, issued under rule 5 (3) of the Environment (Protection) Rules, 1986 and letter no. 9-5/O3 HSMD of the Ministry of Environment and Forests, dated April 3, 2003. The case is currently pending.

6.	A writ petition has been filed in the Jharkhand High Court against the State of Jharkhand, Tata Steel Limited and others for setting aside the order of the Additional Collector, Hazaribagh wherein the jamabandi (record of rights) in favour of the petitioner was cancelled. The case is currently pending.

7.	The State of Jharkhand has filed a case in the court of the Sub-Divisional Judicial Magistrate, Sariakela against the employees of Tata Steel Limited under section 33 of the Forests Act, 1958. The Jharkhand High Court has stayed the proceedings in the lower Court under a criminal revision petition. The case is currently pending.

8.	A writ petition has been filed in the Jharkhand High Court against the State of Jharkhand, Tata Steel Limited and others. The petition has been filed for alleged charge of disposing and dumping the industrial hazardous wastes and municipal solid wastes in violation of Municipal Solid Wastes (Management and Handling) Rules, 1989. The matter is currently pending.

9.	Tata Steel Limited had filed two writ petitions in the Jharkhand High Court, seeking to quash the resolutions pursuant whereto, the District Mining Officer, Chaibasa and District Mining Officer, Dhanbad had issued demand notices to Tata Steel Limited seeking to levy surface rent at the rate of 5% of the market value of the entire leasehold area. The amounts demanded are Rs. 4.93 million and Rs. 17.2 million respectively. The writ petitions were allowed in favour of Tata Steel Limited. Consequently, the State of Jharkhand has filed a special leave petition before the Supreme Court, which is currently pending.

Excise Cases

1.	The Commissioner of Central Excise and Customs has filed a tax appeal before the Jharkhand High Court against the order of CESTAT (Tribunal), Mumbai reducing the demand imposed on Tata Steel Limited from Rs. 35.6 million to Rs. 1.61 million and replacing the penalty of Rs. 37.2 million to a redemption fine of Rs. 2 million. The case is currently pending.

2.	The Excise authorities have issued an order against Tata Steel Limited in relation to faulty invoices submitted by it and imposed a penalty of Rs. 19.6 million and redemption fine of Rs. 11 million on it and an aggregate penalty of Rs. 30 million on 2 of its directors. Tata Steel Limited has deposited a duty of Rs. 10.8 million under protest, and bond and bank guarantee for Rs. 104 million. The case is currently pending before the CEGAT, Chennai.

3.	The Commissioner, Central Excise, Jamshedpur has issued a demand on Tata Steel Limited of Rs. 108.98 million. Tata Steel Limited preparing to file an appeal to the Commissioner (Appeals), Patna.

4.	The Commissioner of Central Excise and Customs has filed an appeal in CESTAT, Mumbai against the order relating to excise liability of Tata Steel Limited. The order of the Commissioner (appeals) favoured Tata Steel Limited. The amount involved is Rs. 166.99 million.

5.	Tata Steel Limited has proceedings pending before the excise tribunals in Hosur, Kolkata and Durgapur, relating to issues including refund applications, excess credit taken and conversion of DEPB into DFRC. The aggregate amount involved in these proceedings is approximately Rs. 264.6 million.

Income Tax

The Income Tax Department has filed six different appeals before the ITAT against various orders of the Commissioner of Income-tax (Appeals). , Mumbai for several assessment years. The tax liability involves an amount aggregating approximately Rs. 812.7 million.

Labour Cases

1.	Two different cases have been filed against Tata Steel Limited and/or its employees for violation of the provisions of the Minimum Wages Act, 1948. The cases are currently pending.

2.	Seven different cases have been filed against Tata Steel Limited and/or its employees in the Labour Court for illegal termination of service.

3.	10 different cases have been filed against Lafarge India Limited and two directors for illegal termination under a voluntary retirement scheme. The proceedings are currently pending.

4.	Tata Steel Limited has eight proceedings pending before the Jharkhand High Court, relating to demands for payment made to Tata Steel Limited by the Employees State Insurance Corporation under the Employees State Insurance Act, 1948. The aggregate amount involved in these cases is approximately Rs. 222.35 million.

5.	Tata Steel Limited has four proceedings pending before the Employees State Insurance Authorities, Mumbai, in relation to various demands made under the Employees State Insurance Act, 1948.

6.	An appeal filed by The Employees State Insurance Corporation, Ahmedabad is pending before the Gujarat High Court against the decision of the Employees State Insurance Tribunal, Ahmedabad whereby Tata Steel Limited was made exempt from the purview of the scheme under the Employees State Insurance Act. The amount involved in the case is Rs. 0.08 million. The appeal is currently pending.

7.	An exemption application has been filed by Tata Steel Limited against a demand for Rs. 0.23 million issued by the Employees State Insurance Corporation, Chennai. A final order is awaited.

8.	Tata Steel Limited has filed a writ petition before the Jharkhand High Court, seeking renewal of a pre-existing exemption from the provisions under the scheme, pursuant to a demand of Rs. 160 million issued by The Employees State Insurance Corporation, Jamshedpur. The High Court has granted a stay and the case is currently pending for hearing.

9.	10 different cases have been filed against Tata steel Limited and/or its employees for violating Section 10 (1) of Contract Labour (Regulation and Abolition) Act, 1970. Criminal miscellaneous petitions have been filed in all of them seeking quashing in five of them and challenging the cognizance order in five others. The cases are currently pending.

10.	Three different criminal revision petitions have been filed in the Jharkhand High Court against the order of Chief Judicial Magistrate, Jamshedpur dismissing proceedings under the Factories Act, 1948 against a Director of Tata Steel Limited. The cases are currently pending.

11.	Five cases have been filed against the employees of Tata Steel Limited relating to offences under various sections of the Factories Act, 1948 including Section 92. The cases are currently pending.

12.	Four different cases have been filed against the Directors and/or employees of Tata Steel Limited under various sections of the Bihar Factories Rules, 1950 and/or Factories Act, 1948. In all the cases different criminal miscellaneous petitions have been filed in the Jharkhand High Court and all the cases have been stayed. All the cases are currently pending.

13.	A complaint has been filed against a director of Tata Steel Limited under various rules of Bihar Factories Rules, 1950. The case is currently pending.

14.	The Factory Inspector has filed two complaints against a Director of Tata Steel Limited under various provisions Factories Act, 1948 read the Bihar Factories Rules, 1950. In one of the cases Tata Steel Limited filed a petition for discharge of its Director, which was allowed and the name of another Director was included. Tata Steel limited has filed a case against order of inclusion whereas State of Jharkhand has filed a case against the order of discharge. All the cases are currently pending.

15.	The Factory Inspector has filed two complaints against a Director of Tata Steel Limited under section 96(A) of the Factories (Amendment) Act, 1987. Tata Steel Limited has filed a petition seeking to discharge the Director from liability. The case is currently pending.

16.	Two writ petitions have been filed in the Jharkhand High Court against the Presiding Officer, Central Government Industrial Tribunal-I, Dhanbad (Tribunal) and the management of the Sijua Colliery of Tata Steel Limited, arising out of reference case regarding the up gradation of the petitioner and five others. The petitions are currently pending.

17.	A writ petition has been filed against part of the award of the Central Government Industrial Tribunal – I, Dhanbad, in a reference case ordering reinstatement of petitioner without back wages. The petition is currently pending.

18.	Four different writ petitions have been filed against 4 different awards of Presiding Officer, Central Government Industrial Tribunal, Dhanbad in the Jharkhand High Court. The Jharkhand High Court has clubbed one of the cases with a similar pending petition. All other petitions are also pending.

19.	Sixteen proceedings have been filed by various petitioners before the Fourth Industrial Tribunal, Kolkata against Tata Steel Limited on the issue that whether the petitioners are ‘workmen’ within the meaning of the Industrial Disputes Act, 1947 and are therefore entitled to be regularized. All these proceedings are currently pending.

20.	Six proceedings have been filed against Tata Steel Limited in various Industrial Tribunals and Courts relating to matters including non-payment of bonus, reinstatement of workmen etc. These proceedings are currently pending.

21.	One letters patent appeal has been filed challenging the decision of the Jharkhand High Court in a writ petition, dismissing the appeal against a decision of the Central Government Industrial Tribunal in a reference case. The appeal is currently pending.

22.	The Jamshedpur Contractor Worker’s Union has filed two special leave petitions in the Supreme Court of India, subsequently converted into civil appeals by the court, against the decisions of the Patna High Court. The appeals concern the order of the Industrial Tribunal, Ranchi directing Tata Steel Limited to absorb 658 labourers on the permanent rolls of Tata Steel Limited, for which Tata Steel Limited has provided a contingent liability of Rs. 1.19 billion.

23.	Various ex-employees have initiated 10 proceedings before the Deputy Labour Commissioner-cum-Controlling-Authority against a director of Tata Steel Limited pertaining to gratuity related. The proceedings are currently pending.

24.	A case has been filed in the Labour Court against a director of Tata Steel Limited and the Adibasi Welfare Society, relating to payment of compensation by a contractor or, on his failure, by Tata Steel Limited. The case is currently pending.

25.	A case has been filed against Tata Steel Limited and its director under section 33C(2) of the Industrial Disputes Act, 1947. It is currently pending.

Sales Tax

1.	The Assessing Officer, Jamshedpur has issued two demand notices to Tata Steel Limited. The aggregate amount involved is Rs. 333.74 million.

2.	The Deputy Commissioner of Commercial Taxes, Jamshedpur, has issued two demand notices to Tata Steel Limited. The aggregate amount involved is Rs. 602.04 million.

3.	The Sales Tax department has issued a demand upon Tata Steel Limited regarding non-submission of central sales tax forms, F forms and export documents under the Central Sales Tax Act, 1956. The aggregate amount claimed from Tata Steel Limited is approximately Rs. 403.35 million.

4.	The Commissioner of Commercial Taxes, Jamshedpur, has issued a demand notice (to Tata Steel Limited claiming sales tax of Rs. 383.19 million from Tata Steel Limited for the period 1988-1989.

Civil Cases

1.	Five different special leave petitions have been filed in the Supreme Court of India against Tata Steel Limited and others, including a director in one petition, by the state of Orissa, state of Jharkhand and a citizens’ forum in distinct and unrelated matters. The aggregate amount involved is Rs. 2.73 billion. All the petitions are currently pending.

2.	11 different writ petitions have been filed against Tata Steel Limited and/or its employees in the Jharkhand High Court by various persons including individuals and corporate bodies relating to distinct issues. The petitions are currently pending at various stages of adjudication.

3.	Nine different appeals have been filed in the Jharkhand High Court against Tata Steel Limited in 9 distinct matters by various individuals. The appeals are currently under various stages of adjudication.

4.	A miscellaneous appeal has been filed in the Jharkhand High Court against Tata Steel Limited and others, which is currently pending.

5.	An appeal has been filed in the Supreme Court of India in which Tata Steel Limited’s interim application for intervention has been allowed. Final hearings in the case have concluded on April 27, 2006.

6.	A suit for recovery of Rs. 0.60 million has been filed against Tata Steel Limited in the Trial Court, Tis Hazari, Delhi which is currently pending.

7.	The State of Chhattisgarh has filed an inquiry case in the Chhattisgarh High Court, Bilaspur against Tata Steel Limited and another. The case is currently pending.

8.	A revision petition has been filed in the Jharkhand High Court against Tata Steel Limited, which is currently pending.

9.	An interim application has been filed in the Jharkhand High Court against Tata Steel Limited, in an appeal pending before the Jharkhand High Court. The case is currently pending.

10.	One civil contempt petitions have been filed in the Jharkhand High Court against Tata Steel Limited and/or its director/employees for non-compliance with the order of the Jharkhand High Court. The cases are currently pending.

11.	The State of Jharkhand has filed a case in the court of the Sub-Divisional Judicial Magistrate, Jamshedpur against an employee of Tata Steel Limited, relates to the violation of Standards of Weights and Measures Act, 1976. Tata Steel Limited has filed a petition in the Jharkhand High Court to quash the order taking cognizance. The case is currently pending for final hearing.

12.	The State of Jharkhand has filed a case in the Court of the Sub-Divisional Judicial Magistrate, Jamshedpur against employees of Tata Steel limited, relating to Prevention of Food Adulteration Act, 1954. Tata Steel Limited has filed a criminal miscellaneous petition in the Jharkhand High Court to quash the order taking cognizance. The case is currently pending.

13.	Tata Steel Limited has a proceeding pending before the Naidu Commission in relation to an incident concerning a case of police firing upon certain persons protesting against the allotment of land to Tata Steel Limited in connection with Tata Steel Limited’s plans to set up a steel plant at Kalinganagar, Orissa. Tata Steel Limited has denied its involvement and liability.

14.	The State of Bihar has filed a writ petition in the Ranchi Bench of Patna High Court against Tata Steel Limited, relating to the payment for water supply to Tata Steel Limited. The amount demanded from Tata Steel Limited by the State of Bihar is Rs. 1.63 billion as on March 31, 2007. As an interim measure and without admitting any liability, Tata Steel Limited has paid an amount of Rs. 1.1 billion for the period up to March 1995 and an amount of Rs. 370 million for the period of May, 1995 to March, 2007. The case is pending before the Jharkhand High Court.

15.	Tata Steel Limited has filed a civil writ jurisdiction case in the Jharkhand High Court against the State of Bihar and others relating to a demand of Rs. 59.7 million from Tata Steel Limited. The writ petition was allowed in favour of Tata Steel Limited. Aggrieved by the said order, the state of Bihar has filed a special leave petition before the Supreme Court, challenging the order passed by the Jharkhand High Court. The special leave petition is currently pending.

Property Litigation

1.	18 different writ petitions have been filed against Tata Steel Limited and/or its director/employees in the Jharkhand High Court with respect to various distinct property related matters. The petitions pertain to issues like obtaining mutation, removal or demolition of encroachments, eviction, cases under Bihar public Land Encroachment Act, 1956 etc. All the matters are currently pending.

2.	Five different appeals have been filed against Tata Steel Limited in the Jharkhand High Court regarding various distinct property related matters. The appeals concern issues like eviction, matters arising from the Bihar Land Reforms Act, 1950 and the Land Acquisition Act, 1894, possession of land etc. All the matters are currently pending.

3.	Three different criminal revision petitions have been filed in the Jharkhand High Court against Tata Steel Limited and the state of Jharkhand, relating to penalty for failure to vacate Tata Steel Limited quarters. All the cases are currently pending.

4.	Three unconnected civil writ jurisdiction cases have been filed in the Jharkhand High Court against the State of Jharkhand and Tata Steel Limited, relating to decisions under the Bihar Public Lands Encroachment Act, 1956 and restoration of possession. All the cases are presently pending.

5.	A criminal miscellaneous petition has been filed in the Jharkhand High Court against Tata Steel Limited and the State of Jharkhand, arising from the decision in a complaint relating to penalty for failure to vacate Tata Steel Limited quarters. The case is currently pending.

6.	An eviction suit has been filed in the City Civil Court, Mumbai against Tata Steel Limited and another, seeking to obtain a decree directing Tata Steel Limited to vacate a plot bearing.

7.	A civil miscellaneous petition has been filed in the Jharkhand High Court against Tata Steel Limited for restoration of a title partition suit filed in the lower court.

8.	Various persons have filed 160 title suits against Tata Steel Limited relating to the title of land leased by Tata Steel Limited.

9.	Tata Steel Limited has filed approximately execution 388 cases in various Courts, relating to the decrees passed in favour of Tata Steel Limited pertaining to land, market and estate to take delivery of possession of these premises through the process of the Court.

10.	A special leave petition has been filed in the Supreme Court against Union of India, Tata Steel Limited and others challenging the judgment passed by Chhattisgarh High Court in a writ petition.

11.	Tata Steel Limited had filed a civil writ jurisdiction case, in the Jharkhand High Court, seeking to quash the action of the Circle officer and the Assistant Settlement Officer of the Hazaribagh District. The said case was allowed in favour of the Company. The state has filed a letters patent appeal against the said order before the Jharkhand High Court. The letters patent appeal is currently pending.

Money Suits

Tata Steel Limited is a defendant in money suits filed by various parties in the Jharkhand High Court, court of the Sub-Judge and other Courts. The aggregate liability of Tata Steel Limited in these suits is Rs. 15.16 million.

Arbitration Proceedings

A petition has been filed in the Kolkata High Court under sections 9 and 11 of Arbitration and Conciliation Act, 1996 against Tata Steel Limited. The petitioner is claiming losses suffered to the tune of Rs. 29.81 million. No order has been passed as yet and the case is currently pending.

Consumer cases

Tata Steel Limited has 18 consumer cases filed against it under the Consumer Protection Act, 1986 pending at various district and state consumer forums in the country.

Litigation by Tata Steel Limited

Criminal Cases

1.	Tata Steel Limited has filed three different criminal complaints against various different persons including corporate bodies, relating to several offences under IPC. All the complaints are currently pending. Jharkhand High Court has granted stay to the accused in one case.

2.	Two different criminal appeals have been filed challenging separate decisions of different trial courts, relating to removal of encroachment on Tata Steel Limited’s land.

3.	The State of Jharkhand has filed a case in the court of the Second Additional District Judge, Jamshedpur relating to offences under sections 148, 149, 307, 326 and 302 of IPC. The case is currently pending.

4.	A complaint has been filed in the court of the Judicial Magistrate, First Class at Jamshedpur regarding a theft in the factory of Tata Steel Limited. The State of Jharkhand has filed a counter case. Both the cases are currently pending.

5.	The State of Jharkhand has filed a petition in the court of the Judicial Magistrate, First Class at Jamshedpur regarding offences under sections 297, 427 and 308 of the IPC and section 151 of the Railways Act, 1989. The case is currently pending.

6.	A criminal revision petition has been filed in the court of the Second Additional District Judge, Jamshedpur challenging the order of the lower court discharging one director and including another director. The case is currently pending.

7.	A director of Tata Steel Limited and an employee have filed a criminal revision petition in the court of the First Additional District Judge, Jamshedpur challenging the order of the lower court in a complaint case dismissing the petition by Tata Steel Limited seeking discharge.

8.	A director of Tata Steel Limited has filed a criminal miscellaneous petition, in the Jharkhand High Court, seeking quashing of criminal proceedings initiated in the court of the Chief Judicial Magistrate, Jamshedpur. The case is currently pending.

9.	The State of Jharkhand has filed a criminal revision petition in the court of the Second Additional District Judge, Jamshedpur, arising from the petition of the State of Jharkhand for discharging a director of Tata Steel Limited. The case is currently pending.

10.	The head of Tata Steel Limited’s Sijua Colliery has filed a special leave petition in the Jharkhand High Court challenging an order of the Jharkhand High Court in a criminal miscellaneous. The proceedings have currently been stayed in the Jharkhand High Court.

11.	Tata Steel Limited and its employees have filed two separate criminal miscellaneous petitions in the Jharkhand High Court seeking to quash two different criminal proceedings pending before the court of the Sub-Divisional Judicial Magistrate, Hazaribagh. The cases relates to the removal of slurry from the land of the complainant.

12.	A criminal revision petition (186/05 (B)) has been filed in the court of the First Additional District Judge, Jamshedpur against State of Jharkhand and another. A separate revision petition has also been filed by the petitioner. A discharge petition was filed before the Trial Court, Jamshedpur which was rejected. The case is currently pending.

13.	Tata Steel Limited has filed a criminal miscellaneous petition in the court of the Additional Chief Metropolitan Magistrate, Chennai against a former employee of Tata Steel Limited relating to misappropriation of funds. The aggregate amount involved in the case is Rs. 11.48 million. The case is currently pending.

14.	There are 16 cases filed by Tata Steel Limited for offences relating to dishonour of cheques under section 138 of the Negotiable Instruments Act, 1881 and different provisions of the IPC. They are pending at different legal forums in the country. The aggregate amount involved in these cases is Rs. 21.42 million.

Labour Cases

1.	Two different criminal miscellaneous petitions have been filed in the Jharkhand High Court, by a director of Tata Steel Limited, arising from the decisions of the lower court regarding violation of the provisions of the Minimum Wages Act, 1948. The cases are currently pending.

2.	Tata Steel Limited and/or its directors/employees have filed nine criminal miscellaneous petitions in the Jharkhand High Court, seeking to quash proceedings in the lower court regarding violations of Contract Labour (Regulation and Abolition) Act, 1970. The petitions are currently pending.

3.	Tata Steel Limited has filed three different writ petitions, before different High Courts, in relation to Employees State Insurance Corporation Act, 1948. The aggregate amount involved is Rs. 137.55 million. The petitions are currently pending.

4.	Tata Steel Limited also has a proceeding against it in the Employees State Insurance Tribunal, Kolkata relating to a demand notice of Rs. 0.15 million. A stay has been granted on the demand notice and the case is pending final disposal.

5.	Tata Steel Limited has filed three appeals, before the Bombay High Court, challenging the decision of the Employees State Insurance Tribunal, Nagpur rejecting the Tata Steel Limited’s petition seeking dismissal of three demands made upon it. Tata Steel Limited subsequently paid the sum of Rs. 0.78 million under protest. The appeals are currently pending before the Bombay High Court.

6.	Tata Steel Limited has filed an appeal, in the Jharkhand High Court, challenging the decision of the first appellate court upholding the judgment of the lower court directing payment of damages and compensation to an ex-employee for pre-mature superannuation. The case is currently pending.

7.	Tata Steel Limited has filed a special leave petition, before the Supreme Court of India, against a judgment of the Orissa High Court regarding acceptance of resignation letter of an employee.

8.	Tata Steel Limited has filed a letters patent appeal, before the Jharkhand High Court, against a decision of the Jharkhand High Court in a civil writ jurisdiction case, regarding payment of overtime charges. The case is pending for final hearing.

9.	Tata Steel Limited has filed writ a petition, before the Jharkhand High Court, seeking to quash the order of Commissioner for Workmen’s Compensation, Dhanbad, directing Tata Steel Limited to pay Rs. 0.14 million as compensation. The case is pending for final hearing and Tata Steel Limited has been directed to make an interim payment of Rs. 0.05 million.

10.	Tata Steel Limited has filed seven different writ petitions, before the Jharkhand High Court, challenging distinct orders of Central Government Industrial Tribunals relating to issues like reinstatement/regularisation of employees, payment of wages etc. All the petitions are currently pending.

11.	A director of Tata Steel Limited has filed two different criminal miscellaneous petitions, in the Jharkhand High Court, seeking to quash orders of the trial court regarding offences under section 92 of the Factories Act, 1948.

Excise Cases

1.	Tata Steel Limited has filed a special leave petition in the Supreme Court of India against an order of Jharkhand High Court, Ranchi denying Tata Steel Limited of availment of CENVAT credit. The aggregate amount involved in the case is Rs. 46.25 million. The case has been disposed off by the Supreme Court directing the CESTAT to decide the case on merits.

2.	Tata Steel Limited has filed a tax appeal, in the Jharkhand High Court, against the order of the CESTAT, Mumbai which denied Tata Steel Limited from availing MODVAT credit on certain capital goods. The aggregate amount involved is Rs. 3.61 million. The case is currently pending.

3.	Tata Steel Limited has filed two different appeals in the CESTAT, Mumbai against different orders of the Commissioner of Central Excise, Jamshedpur. The aggregate amount involved is Rs. 154.96 million. The cases are currently pending and stay has been grant in one of the appeals.

4.	Tata Steel Limited has filed three different appeals before CESTAT, Kolkata against different orders of the Commissioner of Central Excise, Jamshedpur. The aggregate amount involved is Rs. 1.96 billion. All the cases are currently pending.

5.	Tata Steel Limited had filed an appeal, in the CESTAT, Kolkata, against the decision of the Commissioner of Central Excise. The amount involved is Rs. 410.01 million. The CESTAT has remanded the case to Commissioner, Central Excise, Jamshedpur to decide the matter afresh.

6.	Tata Steel Limited has filed two letters patent appeals, in the Jharkhand High Court, against the order of the lower court in cases relating to applicability of certain central excise notifications. The case is currently pending.

7.	Tata Steel Limited has 16 appeals pending before the CESTAT, Kolkata relating to issues such as denial of MODVAT credit, undervaluation and evasion of excise duty, wrong availment of MODVAT credit etc. The aggregate amount involved is approximately Rs. 66.94 million.

8.	Tata Steel Limited has 12 appeals pending before the Commissioner (Appeals), Central Excise, Patna relating to issues such as undervaluation by non-inclusion of advertisement expenses, availment of irregular credit, wrongful availment of Cenvat credit etc. The aggregate amount involved in these cases is Rs. 63.27 million.

9.	20 show cause notices have been issued against Tata Steel Limited regarding matters such as short payment of duty due to undervaluation, wrongful availment of Cenvat credit of excise duty, clearances of scrap without payment of duty etc. The aggregate amount involved in these show cause notices is approximately Rs. 671.60 million. All the cases are currently pending.

Customs Cases

Tata Steel Limited has filed an appeal, in the Supreme Court of India challenging the order of CESTAT, Mumbai wherein a redemption fine of Rs. 20 million and a penalty of Rs. 10 million was imposed on it.

Service Tax Cases

Tata Steel Limited has filed an appeal before CESTAT, Kolkata against the order passed by the Commissioner of Central Excise, Jamshedpur. The aggregate amount involved is Rs. 23.1 million (out of which a sum of Rs. 10.7 million already paid by Tata Steel Limited, has been appropriated against the aforesaid total demand). The appeal is currently pending.

Income Tax Cases

1.	Tata Steel Limited has filed two different appeals before the Commissioner of Income-tax (Appeals), Mumbai against different orders of the Deputy Commissioner of Income-tax, Mumbai. The aggregate tax liability involved is approximately Rs. 51.4 million. The appeals are currently pending.

2.	Tata Steel Limited has filed two different appeals before the Commissioner of Income-tax (Appeals), Mumbai against different orders of the Assistant Commissioner of Income-tax, Mumbai. The aggregate tax liability involved is approximately Rs. 235.3 million. The appeals are currently pending.

3.	Tata Steel Limited has filed an appeal before the Commissioner of Income-tax (Appeals), Mumbai against the order of the Additional Commissioner of Income-tax, Mumbai. The tax liability involves an amount aggregating approximately Rs. 24.7 million. The appeal is currently pending.

4.	Tata Steel Limited has filed six different appeals before the Income-tax Appellate Tribunal against different orders of the Commissioner of Income-tax (Appeals), Mumbai. The aggregate tax liability involved is approximately Rs. 150.9 million. The appeals are currently pending.

5.	Tata Steel Limited has filed eight separate appeals before the Income-tax Appellate Tribunal against a combined order dated February 21, 2003 pertaining to assessment years 1985-86 to 1987-88, 1989-90 to 1991-92 and 1994-95 to 1995-96. The tax liability involves an amount aggregating approximately Rs. 125 million. The appeals are currently pending.

6.	Tata Steel Limited has filed seven appeals before the Income-tax Appellate Tribunal, Ranchi, against the order dated February 26, 2001 for assessment years 1998-99 and 1999-2000. The tax liability involves an aggregate amount of approximately Rs. 190 million. The appeal is currently pending.

Sales Tax

Tata Steel Limited has filed an appeal before the Additional Commissioner, Sales Tax, Cuttack against the decision of the Assistant Commissioner, Sales Tax, Cuttack. The amount involved in the case is Rs. 255.06 million.

Mining and Environment cases

1.	Tata Steel Limited has filed a special leave petition, in the Jharkhand High Court, challenging the judgment of the Jharkhand High Court elating to the payment of royalty on coal. The aggregate liability in this case is Rs. 293.3 million. The case is currently pending.

2.	Tata Steel Limited has filed a special leave petition, before the Supreme Court of India. The petition, challenging a judgment of the Jharkhand High Court. The aggregate liability involved is Rs. 23.4 million. The case is currently pending.

3.	Tata Steel Limited has filed a special leave petition, before the Supreme Court of India, against the final order of the Jharkhand High Court dismissing certain appeals relating to the issue of enhancement of compensation from Rs. 418 per decimal to Rs. 1,500 per decimal. The aggregate liability of Tata Steel Limited is Rs. 7.5 million. The case is currently pending before the Court.

4.	A criminal miscellaneous petition has been filed in the Jharkhand High Court, regarding the violation of the Forest (Conservation) Act, 1980 by Tata Steel Limited’s continuation of mining operations in the Noamundi forest area after expiry of the temporary permit to it.

5.	A criminal miscellaneous petition has been filed, in the Jharkhand High Court, relating to violation of section 33 of the Indian Forest Act, 1927 by Tata Steel Limited.

6.	Tata Steel Limited has filed two writ petitions in the Jharkhand High Court against the demand of royalty by the mining department.

7.	Tata Steel Limited has filed three writ petitions in the Orissa High Court against the state of Orissa and others challenging the demand notice issued by tehsildar Badbil, demanding premium for forest land of 1,035.16 hectares amounting to Rs. 363.6 million in relation to Joda iron ore and manganese mines. Tata Steel Limited has stayed the demands and the cases are currently pending.

Civil Cases

1.	A special leave petition has been filed, in the Supreme Court of India, challenging a decision of the Patna High Court in a civil writ jurisdiction case. Tata Steel Limited has filed an intervention application to appear as party in the case in a civil appeal. The case is currently pending.

2.	Tata Steel Limited has filed five different special leave petitions, in the Supreme Court of India, challenging five decisions of the Jharkhand High Court different civil writ jurisdiction cases. The aggregate liability of Tata Steel Limited is Rs. 81.6 million and a bank guarantee has been provided by Tata Steel Limited for a part of this amount. The cases are currently pending.

3.	Tata Steel Limited and its director have filed a special leave petition, in the Supreme Court of India, challenging the judgment of the Jharkhand High Court in a civil writ jurisdiction case. The aggregate amount involved is Rs. 1.36 billion. The case is currently pending.

4.	Tata Steel Limited has filed 11 civil writ jurisdiction cases in the Jharkhand High Court against the Bihar State Electricity Board and others. The aggregate liability of Tata Steel Limited in these cases is Rs. 160.5 million and Tata Steel Limited has paid a part thereof.

5.	Tata Steel Limited has filed a civil writ jurisdiction case in the Jharkhand High Court against the State of Jharkhand.

6.	Tata Steel Limited has filed nine different writ petitions in the Jharkhand High Court against the State of Jharkhand and/or Jharkhand State Electricity. The aggregate amount involved in these cases is approximately Rs. 989.63 million.

7.	Tata Steel Limited has filed a writ petition, in the Jharkhand High Court, seeking to quash the order, issued by the Vidyut Upvokta Sikayat Niwaran Forum whereby the Jharkhand State Electricity Board has declined to pay interest @ 6% on the security deposit maintained by Tata Steel Limited.

8.	Tata Steel Limited has filed eight different appeals, in the Jharkhand High Court, challenging the decisions of various lower courts regarding issues like property matters, money suits, employee disputes etc. The aggregate amount involved is Rs. 0.87 million.

9.	Tata Steel Limited and others have filed two different criminal miscellaneous petitions, in the Jharkhand High Court, seeking to quash the orders taking cognizance of offences under the Prevention of Food Adulteration Act, 1954.

10.	Tata Steel Limited has filed an appeal, in the Supreme Court of India, challenging the judgment of the Electricity Appellate Tribunal, New Delhi. The aggregate liability of Tata Steel Limited in the case is Rs. 106.5 million.

11.	Tata Steel Limited has filed a case before the General Manager cum Chief Engineer, Bihar State Electricity Board pursuant to the decision of the Patna High Court directing disposal within six months of the billing dispute raised by Tata Steel Limited. The case involves a sum of Rs. 210.62 million.

12.	Tata Steel Limited has filed a letters patent appeal in the Jharkhand High Court against the order of the Jharkhand High Court in a civil writ jurisdiction case, whereby Tata Steel Limited was directed to provide a commercial electricity connection in a shop premises.

13.	Tata Steel Limited has filed a writ petition in the Calcutta High Court against the Union of India, Steel Development Fund and Joint Plant Committee relating to utilization of amounts contributed by Tata Steel Limited to the Steel Development Fund. The Calcutta High Court has passed an interim order restraining the respondents from utilizing any amounts from the contributions made by Tata Steel Limited to the Steel Development Fund, except for the use towards its members, including Tata Steel Limited. The refund amount claimed by Tata Steel Limited, together with interest thereon, was Rs. 16.09 billion as on March 31, 2006. The case is pending.

14.	Tata Steel Limited has filed a petition in the Orissa High Court against the State of Orissa. The aggregate amount involved in the case is Rs. 818.19 million. The order passed by the Orissa High Court in favour of Tata Steel Limited has been challenged in the Supreme Court of India and is currently pending.

15.	Tata Steel Limited has filed a revision case in the court of the Commissioner, Chaibasa against the order of the Deputy Collector in a certificate appeal case. It confirmed the demand raised against Tata Steel Limited of Rs. 122.2 million. Tata Steel Limited has filed a writ petition before the Jharkhand High Court against the order passed by the Commissioner, Chaibasa. The writ petition is currently pending.

16.	Tata Steel Limited has 40 execution proceedings relating to money suits pending in the Courts of the Sub-Judge I, III, V and VI, Jamshedpur. The aggregate amount involved in these cases is Rs. 10.41 million.

17.	A director of Tata Steel Limited has filed a criminal miscellaneous petition, in the Jharkhand High Court, seeking to quash the order of Judicial Magistrate, First Class, Jamshedpur wherein the court refused to recall a warrant of arrest issued on the director.

18.	A director of Tata Steel Limited has filed a criminal miscellaneous petition, in the Jharkhand High Court, to quash the order of the Sub-Divisional Judicial Magistrate, Jamshedpur in a case wherein he was named as an accused.

19.	Tata Steel Limited has filed a petition in the Calcutta High Court against ICCL relating to the claim by ICCL arising out of a conversion arrangement. Tata Steel Limited has challenged the claim and has instead filed a claim for Rs. 1.39 billion against ICCL. The case is currently pending before the Calcutta High Court.

20.	Tata Steel Limited has filed an appeal in the Supreme Court against the order passed by the Appellate Tribunal for Electricity, New Delhi. The appeal is currently pending.

21.	Tata Steel Limited has filed a writ petition against the State of Madhya Pradesh and another challenging the action of Municipal Council, Bhatapara in levying Terminal Tax on export of cement.

Property Litigation

1.	Tata Steel Limited has filed six different writ petitions in the Jharkhand High Court against the State of Jharkhand and/or others regarding issues relating to Chhotanagpur Tenancy Act. The petitions are currently pending at various stages of adjudication.

2.	Tata Steel Limited has filed five different writ petitions in the Jharkhand High Court against the Tisco Mazdoor Union regarding issues relating to various orders of the lower court in eviction different appeals. The petitions are currently pending.

3.	Tata Steel Limited has filed two different writs petitions in the Jharkhand High Court regarding property related issues. The petitions are currently pending.

4.	Tata Steel Limited has filed an appeal in the Jharkhand High Court challenging the decision of lower court regarding directions of title in respect of suit land and restraining Tata Steel Limited from interfering with possession. The case is currently pending.

5.	Tata Steel Limited has filed 27 appeals before the Jharkhand High Court against various parties. The cases relate to the enhancement of the compensation for land acquisition and are currently pending. The aggregate amount involved in the cases is Rs. 41.29 million.

6.	Tata Steel Limited has filed a civil writ jurisdiction case, in the Jharkhand High Court, seeking to quash the order of the lower court in an appeal under the Bihar Public Lands Encroachment Act, 1956.

7.	Tata Steel Limited has filed two appeals, in the Patna High Court at Ranchi, against the order of the lower court in a case under the Land Acquisition Act, 1894. The aggregate liability of Tata Steel Limited in these cases is Rs. 0.17 million.

8.	Tata Steel Limited has filed an appeal before the Secretary, Department of Industries, Government of Jharkhand against the MD, Adityapur Industrial Area Development Authority. The aggregate liability of Tata Steel Limited in this case is approximately Rs. 20 million.

9.	Tata Steel Limited has filed a special leave petition, in the Supreme Court of India, arising out of a civil writ jurisdiction case in the Patna High Court, relating to a demand raised by the Deputy Commissioner, Jamshedpur for payment of Rs. 161.4 million. Tata Steel Limited, under the instructions of the Supreme Court of India, filed an appeal with the Deputy Commissioner Jamshedpur by further depositing Rs. 38.9 million. Pursuant to the decision of the Deputy Commissioner, Tata Steel Limited has filed a revision petition which is pending for hearing.

10.	Tata Steel Limited has filed nearly 324 cases in various Courts against former employees. The cases are filed under section 630 of the Companies Act.

11.	Tata Steel Limited has filed approximately 14,309 cases in various Courts against unauthorized encroachers. The cases are filed under Bihar Public Land Encroachment Act, 1956.

12.	Tata Steel Limited has filed 73 title suits in various Courts relating to the title of land leased by Tata Steel Limited.

Railway Claims

Tata Steel Limited has filed 37 different cases before the Railway Claims Tribunal, claiming compensation under the Railway Act, 1989. The aggregate sum claimed by Tata Steel Limited in these cases is Rs. 19.92 million.

Money Suits

1.	Tata Steel Limited has also filed 15 money suits in the court of the Sub-Judge, V, relating to recovery of money for reasons including breach of service contracts, misappropriation of funds and short supply of caustic soda. The aggregate amount claimed by Tata Steel Limited in these cases is Rs. 15.49 million.

2.	Tata Steel Limited has also obtained decrees in its favour in 111 money suits filed in various Sub-Judge Courts. The aggregate amount owing to Tata Steel Limited by reason of these execution decrees is Rs. 47.42 million.

Arbitration Proceedings

1.	Tata Steel Limited has initiated arbitration proceedings against Delta Brands Incorporated for a claim of US$ 1.93 million. The case is currently pending.

Statement of Contingent Liability as on March 31, 2008:

Sr. No.	Particulars	Amount (In Rs. Million)
1.	Guarantees

The Company has given guarantees aggregating Rs. 1,062.2 million to banks and financial institutions on behalf of others. As at March 31, 2008, the contingent liabilities under these guarantees amounted to Rs. 1062.2 million

2.	Claims not acknowledged by the company
(a)	Excise	1,934.7
(b)	Customs	136.6
(c)	Sales Tax	4,468.9
(d)	State Levies	967.8
(e)	Suppliers and service contract	813.5
(f)	Labour related	329.8
(g)	Income Tax	578.3
3.	(i) Claim by a party arising out of conversion arrangement	1,958.2
	(ii) The Company has not acknowledged this claim and has instead filed a claim on the party. The matter is pending before the Calcutta High Court.	1,396.5
4.	The Excise Department has raised a demand denying the benefit of Notification No. 13/2000 which provides for exemption to the integrated steel plant from payment of excise duty on the freight amount incurred for transporting material from plant to stock yard and consignment agents. The Company has filed an appeal with CESTAT Kolkata.	2,354.8
5.

The State Government of Orissa introduced “Orissa Rural Infrastructure and Socio Economic Development Act 2004” with effect from February 2005 levying tax on mineral bearing land computed on the basis of value of minerals produced from the mineral bearing land. The Company had filed a Writ Petition in the High Court of Orissa, challenging the validity of the Act. Orissa High Court held in November 2005 that State does not have authority to levy tax on minerals. The State Government of Orissa moved to Supreme Court against the order of Orissa High Court and the case is pending with Supreme Court.

		5,887.8
6.	The Industrial Tribunal, Ranchi has passed an award on October 20, 1998 with reference to an industrial dispute regarding permanent absorption of contract labourers engaged by the Company prior to 1981, directing the Company to absorb 658 erstwhile contract labourers w.e.f. August 22, 1990. A single bench of the Patna High Court has upheld this award. The Company challenged this award before the division bench of the Jharkhand High Court.	1,331.0

Sr. No.	Particulars	Amount (In Rs. Million)

which has set aside the orders of the single bench of Patna High Court as well as the Tribunal and remanded back the case to the tribunal for fresh hearing on all issues in accordance with law. The Industrial Tribunal, Ranchi by its award dated March 31, 2006 pronounced on June 13, 2006 held that the contract workers were not engaged by the management of the Company in the permanent and regular nature of work before February 11, 1981 and they are not entitled to permanent employment under the principal employer. The Tata Workers Union has filed SLP against this award in the Supreme Court.

7.	Uncalled liability on partly paid shares and debentures	0.1
8.	Bills discounted	4,345.2
9.	Cheques discounted	Amount indeterminate

2.	Tata Consultancy Services Limited (“TCS”)

Litigation against TCS

1.	Two cases have been filed before the City Civil Court, Mumbai and Small Causes Court, Mumbai against TCS regarding properties licensed to TCS. The amount involved in these cases aggregates approximately to Rs. 933.67 million. The cases are currently pending.

2.	Three money suits have been filed against TCS in different courts at various stages of adjudication. The amounts involved in these suits aggregates approximately to Rs. 1.21 million. The cases are currently pending.

3.	A case has been filed against TCS before the Chennai High Court regarding payment of additional stamp duty. The amounts involved in these cases aggregates approximately to Rs. 3.7 million. The cases are currently pending.

4.	Three consumer cases have been filed against TCS before various district forums and civil courts. The amounts involved in these cases aggregates approximately to Rs. 0.16 million. The cases are currently pending.

5.	Two cases have been filed against TCS in the Chennai High Court and the Supreme Court regarding payment of arrears of service tax and sales tax. The service tax and sales tax liability of TCS in these cases aggregate approximately to Rs. 0.98 million and Rs. 4.33 million respectively. The cases are currently pending.

6.	A writ petition has been filed in the Bombay High Court against TCS by the father of a deceased TCS employee. The petition has been filed claiming compensation from TCS aggregating approximately to Rs. 3 million. The petition is currently pending.

7.	A case has been filed against TCS before the Copyright Board, relating to non-payment of royalty by TCS. The amount involved in this case aggregates approximately to Rs. 32 million. The case is currently pending.

8.	Seven cases have been filed against TCS before various courts relating to issues including payment of license fees, monthly advertisement charges, fraudulent encashment of cheque and contribution towards employee’s provident fund. The amounts involved in these cases aggregates approximately to Rs. 3.2 million. The cases are currently pending.

Litigation by TCS

1.	TCS has filed a writ petition before the Bombay High Court against the Municipal Corporation and the Commissioner of Mumbai for permission to carry out repairs and modification to certain premises. TCS has complied with an interim order passed by the Bombay High Court for payment of Rs. 46.7 million as deposit and furnishing of a bank guarantee of Rs. 40 million. The case is currently pending.

2.	TCS has filed a complaint before the Court of the Metropolitan Magistrate, New Delhi relating to fraudulent encashment of cheques. The amount involved in this case aggregates approximately to Rs. 5.5 million. The case is currently pending.

3.	There are 80 cases filed by TCS before various courts and tribunals against its ex-employees. The amounts involved in these cases aggregates approximately to Rs. 9.4 million. The cases are currently pending.

4.	TCS has filed two Writ Petitions in the Mumbai High Court to set aside the order of the Revenue authority, which passed an order stating that there was a deficit in the Stamp Duty. The amounts involved in these cases aggregates approximately to Rs 56.3 million. The matters are currently pending.

5.	TCS has filed four opposition proceedings before the Registrar of Trade Marks. The proceedings are currently pending.

6.	TCS has filed two software related disputes before various courts. The amount involved in these disputes aggregates approximately to Rs. 4.6 million. The disputes are currently pending.

Statement of Contingent Liability as on March 31, 2008:

Particulars	Amount (In Rs. Million)
Claims against the Company not acknowledged as debt*	1,308.5
Guarantees made by the Company on behalf of subsidiaries**	20,918.6

*

Claims against the company not acknowledged as debt includes Rs. 933.7 million in respect of claims made by lessors for properties leased under tenancy agreements. These claims are being contested in the courts by the Company. An amount of Rs. 118.3 million has been accrued under other liabilities.

**	The company has provided guarantees aggregating to Rs. 20,069.3 million to third parties on behalf of its subsidiary Diligenta Limited.

3.	Tata Power Company Limited (“TPCL”)

Litigation against TPCL

1.	Sneha Mandal C.H.S. Limited and others have filed a special leave petition before the Supreme Court against the decision of the Bombay High Court, which held that the receiving station proposed to be set up by TPCL at the Backbay plot did not contravene Coastal Regulatory Zone Regulations. The case is currently pending.

2.	Ilac Limited has filed a civil suit in the Bombay High Court against TPCL and others claiming damages of about Rs. 205.1 million as compensation for acts including the alleged wrongful disconnection of power supply by TPCL on May 22, 1985. The suit is currently pending.

3.	Alpic Finance Limited has filed six summary suits before the Bombay High Court against TPCL and others claiming an aggregate amount of Rs. 8.56 million. The said amount represents bills of exchange drawn by Excel and Company, accepted by the Defendants and discounted by Alpic Finance Limited. The amounts have been paid by the companies to the Income Tax Department consequent upon an order of attachment received from the Income Tax Department. The suits are currently pending.

4.	TPCL has filed an appeal before the Supreme Court, against the order of the Appellate Tribunal for Electricity, in relation to its dispute with Reliance Energy Limited (REL) regarding standby charges. As directed by the Supreme Court, TPCL had furnished a bank guarantee of Rs. 2,270 million with the Registrar General of the Supreme Court, which has been withdrawn by REL after furnishing the requisite undertaking to the Supreme Court. The matter is currently pending.

5.	TPCL has filed an appeal before the Supreme Court against the order dated May 22, 2006 passed by ATE regarding interpretation of the license granted to TPCL. The Appeal is currently pending

6.	TPCL has received a show-cause notice from the Superintendent of Central Excise directing TPCL to furnish details in relation to Low Sulphur Heavy Stock (“LSHS”) received from Indian Oil Corporation Limited. TPCL has furnished the requisite details to the Superintendent of Central Excise. The amount of liability that may be involved in relation to the said case have not been quantified as yet and the matter is currently pending before the Excise Department.

7.	The Assistant Commissioner, Mumbai issued a show-cause notice to TPCL in relation to the excise duty payable on the shortfall of quantity of LSHS received from Indian Oil Corporation Limited, Koyali during the period from January 1993 to June 1993. The amount involved is Rs. 0.44 million. The matter is currently pending before the Assistant Commissioner, Mumbai.

8.	TPCL received a show-cause notice covering the period from October 2001 to March 2002 and April 2002 to February 2003 demanding excise duty of Rs. 128.83 million in relation to the procurement of LSHS. The said procurement of LSHS had been procured without the payment of excise duty for use in generation of power and sale in accordance with the relevant notification. The Commissioner of Customs passed an order against TPCL. Being aggrieved TPCL is in the process of filing an appeal before the tribunal. Further, the Company has received a show-cause notice on similar grounds for the period from July 1, 2003 to July 1, 2005 demanding an excise duty of Rs. 145.61 million. The said show-cause notice is currently pending.

9.	TPCL has been served with a show cause notice by the Assistant Commissioner, Sales Tax demanding a sum of Rs. 0.01 million as service tax in relation to transportation of goods by road. A reply has been filed by TPCL, and a personal hearing in relation to the demand is awaited.

10.	TPCL has filed an appeal, against the order of the Assistant Commissioner, before the Commissioner (Appeal) regarding levy of service tax on the contractor hired by TPCL for construction of coal berth jetty. The aggregate amount involved is Rs. 25.36 million. The appeal is currently pending.

11.	The service tax department has issued show-cause notice on TPCL for non-submission of statutory half-yearly return for the half year ending September 2006. The matter is currently pending.

12.	TPCL has been served with a show cause notice by the Commissioner of Central Excise, Jamshedpur along with Gannon Dunkerly (“GDC”) and Bharat Industrial Works (“BIW”), alleging that TPCL had malafide intention in suppressing the fact of fabrication activity that was undertaken at TPCL’s Jojobera site by GDC and BIW. The Excise Department in the notice said that GDC and BIW had to register as vendors and pay the excise duty therein in pursuance to the fabrication activity. After hearing, a duty of Rs. 3.9 million has been confirmed on BIW and the duty paid by GDC is pending to be reimbursed. The matter is currently pending.

Litigation by TPCL

1.	TPCL has filed a writ petition, before the Bombay High Court, against the Mumbai Port Trust (MPT). MPT was intending to initiate action under the Public Premises (Eviction of Unauthorised Occupants) Act, 1971 for recovery of arrears of way leave fees of about Rs. 82.6 million from TPCL for the period from 1986 till date in respect of land leased to TPCL by MPT for putting up overhead transmission lines/ underground cables. The petition is currently pending.

2.

TPCL, Tata Hydro-electric Power Supply Company Limited and Andhra Valley Power Supply Company Limited had filed a suit, against Ilac Limited, before the Bombay High Court in 1987 for recovery of outstanding power supply bills aggregating Rs. 11.6 million. The Gujarat High Court had ordered the winding-up of Ilac Limited pursuant to the recommendation of the Board for Industrial and Financial Reconstruction. Consequently, TPCL has filed its claim against Ilac Limited with the provisional liquidator appointed by the Gujarat High Court. The matter is currently pending.

3.	TPCL had terminated a contract awarded to Dynamic Constructions, a sub-contractor for a transmission line project in Bangladesh. The matter was referred to arbitration challenging the termination of the contract and claiming damages therefor. The arbitration award directed TPCL to pay approximately Bangladesh Takas (“BT”) 11.1 million with interest. TPCL has challenged the award in the High Court, which partly allowed the appeal and directed TPCL to pay BT 6.1 million. TPCL has challenged the order of the High Court before the Supreme Court of Bangladesh. The matter is currently pending.

4.	The Directorate of Revenue Intelligence, Bangalore issued a show-cause notice to TPCL imposing a penalty of Rs. 7.25 million on import of furnace oil consignment. TPCL has paid Rs. 5.4 million under protest and has challenged the said order before the CESTAT, Bangalore. The matter is currently pending.

5.	TPCL has filed appeal before the Commissioner of Income Tax (Appeals) challenging the disallowance, under section 14A of the IT Act, of expenses incurred for earning tax free income for assessment year 2001-02 to assessment year 2005-2006. The aggregate amount involved is Rs. 33.3 million. The appeals are currently pending.

6.	TPCL has filed appeal before the Commissioner of Income Tax (Appeals) challenging the disallowance, under section 14A of the IT Act, of interest paid for earning tax free income on pro-rata basis for assessment year 2004-2005 and 2005-2006. The aggregate amount involved is Rs. 463.3 million. The appeals are currently pending.

7.	TPCL has filed various appeals before the Commissioner of Income Tax (Appeals) regarding deduction under section 80IA of the IT Act for assessment years 2002-03, 2003-04 and 2004-05. The aggregate amount involved is Rs. 208.2 million. The appeals are currently pending.

8.	TPCL has filed appeal before the Commissioner of Income Tax (Appeals) regarding the demand raised in relation to premium on pre-payment of debentures, for the AY 2004-05. The aggregate amount involved is Rs. 128. 5 million. The appeal is currently pending.

9.	TPCL has filed appeals before the Commissioner of Income Tax (Appeals) which are pending adjudication. The appeal filed by TPCL for the assessment year 2001-02 relates to the claim of TPCL that profit on repatriation of certificates of deposit was a capital receipt and hence not taxable. The liability of TPCL in this appeal is Rs. 181.3 million.

10.	TPCL has filed two appeals before the CEGAT in relation to issues including the rate of duty applicable on a cable tray and denial of a refund claim. The amount involved in these appeals aggregates approximately to Rs. 0.43 million. The appeals are currently pending.

Statement of Contingent Liability as on March 31, 2008:

Particulars	Amount (In Rs. Million, except Shares Pledged)
Claims against the company not acknowledged as debt:	1,771.7
Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):	662.6
Indirect exposures of the company arising out of the following:
(a) Guarantees given	7,710.45

Particulars	Amount (In Rs. Million, except Shares Pledged)
(b) Shares Pledged	888,053,667
(c) Sponsor Support Agreement	3,660.0
(d) Deed of Indemnity	7.4
(e) Undertaking for non-disposal of shares	11,072.8

Order of the Appellate Tribunal for Electricity (“ATE”) setting aside Maharashtra Electricity Regulatory Commission (“MERC”) dated may 31, 2004. On appeal the Supreme Court through its interim order dated February 7, 2007 has stayed the ATE order and in accordance with the directions of the Supreme Court the company has furnished a bank guarantee of Rs. 2,270 million and also deposited Rs. 2,270 with the Supreme Court which has been withdrawn by REL on furnishing the requisite undertaking to the court.

The company has in terms of the shareholders agreement, an obligation to subscribe for or arrange alongwith the participants of the Tata Group, for additional capital as per the specified schedule, in case of Tata Teleservices Limited.

In terms of the deed of pledge executed by the company and Power Grid in favour of Infrastructure Development Finance Company Limited acting as security trustee for the lenders, the company has executed powers of attorney in favour of the security trustee and lenders to accomplish the purpose of the deed with full authority in terms of the deed.

In terms of the share purchase agreement entered into with Tata Industries Limited in January, 2001 the company had agreed payment of production upside in the event the total gas production is more than 1.2 trillion cubic feet (“TCF”) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said obligation continues even after the sale of shares of Tata Petrodyne Limited.

In a matter pertaining to distribution rights of the company, the Appellate Tribunal for Electricity through its order dated May 22, 2006 set aside MERC’s order. The financial consequences of the said order have neither been quantified not ascertained by the company. The company has filed an appeal in the Supreme Court and the order has been reserved in the said appeal.

MERC vide its tariff order dated June 11, 2004, had directed the company to treat the investment in its wind energy project as outside the Mumbai licensed area, consider a normative debt equity ratio of 70:30 to fund the company’s fresh capital investments effective April 1, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the clear profit and reasonable return (consequent to the change in the capital base) as a result of the above mentioned directives for the period upto March 31, 2004, has been adjusted by MERC from the statutory reserves.

4.	Tata Communications Limited (“TCL”)

Litigation against TCL

1.	20 cases have been filed against TCL before various civil courts which are currently at various stages of hearing. The amount involved in these cases aggregates to Rs. 382 million.

2.	51 employee related cases and 15 labour related cases have been filed against TCL pending adjudication before various labour courts as well as civil courts. The amount involved in these cases aggregates to Rs. 2.81 million.

3.	Three cases against TCL relating to payment of property tax are currently pending. The amount involved in these cases aggregates to Rs. 54.86 million.

4.	Four cases have been filed against TCL relating to land acquisition and valuation of land. The amounts involved in these cases aggregates approximately to Rs. 0.2 million.

5.	Four criminal complaints have been filed against TCL before the Judicial Magistrate. The matters are currently pending.

6.	Three arbitral proceedings have been initiated against TCL in relation to various matters. The amount involved in these proceedings aggregates approximately to Rs. 449.27 million.

Litigation by TCL

1.	TCL has filed 22 cases before various civil courts, which are currently at various stages of hearing. The amounts involved in these proceedings aggregate approximately to Rs. 25,904.8 million.

2.	TCL has filed one employee related case and one labour case before the Labour Court, which are currently pending. The amounts involved in these proceedings aggregate approximately to Rs. 0.04 million.

3.	TCL has filed one case relating to payment of property tax. The case is currently pending.

4.	TCL has filed two cases relating to payment of income tax. The case is currently pending.

5.	TCL has filed a criminal complaint before the Judicial Magistrate. The matter is currently pending.

6.	TCL has initiated two arbitral proceedings, which are pending adjudication. The aggregate amount involved in these proceedings is Rs. 33.80 million.

Contingent Liabilities as on March 31, 2008:

Particulars	Amount (In Rs. Million)
Guarantees given on behalf of subsidiaries	23,412.1
i. Claims for taxes on income (Refer Note 1)
(a) Income tax disputes where the department is in appeal against TCL	941.5
Income tax disputes where TCL has a favourable decision in other assessment year for the same issue	24.3
(b) Income tax disputes other than the above	14,058.5
ii. Claims for other taxes	5.3
iii. Other claims	7,274.5

5.	Indian Hotels Company Limited (“IHCL”)

Litigation against IHCL

(i)	22 civil cases have been filed against Indian Hotels Company Limited, which are pending adjudication before various Authorities, Tribunals and Courts at various stages of hearing. The aggregate amount involved in these cases is approximately Rs. 18.01 million.

(ii)	Five consumer cases have been initiated against Indian Hotels Company Limited, which are pending adjudication before various consumer courts, Authorities, Tribunals and other Courts at various stages of hearing. The aggregate amount involved in these cases is approximately Rs. 22.40 million.

(iii)	Eight revenue cases have been initiated against Indian Hotels Company Limited, which are pending adjudication before various Authorities, Tribunals and other Courts at various stages of hearing. The aggregate amount involved in these cases is approximately Rs. 321.68 million.

(iv)	A property tax case against Indian Hotels Company Limited is pending adjudication before the New Delhi Municipal Council, New Delhi. The aggregate amount involved in this case is Rs. 425.4 million.

(v)	12 criminal cases have been filed against Indian Hotels Company Limited, in relation to weights and measures, provident fund, etc., which are pending before various Authorities, Tribunals and other Courts at various stages of hearing.

Litigation by IHCL

(i)	23 civil cases have been initiated by Indian Hotels Company Limited and are pending adjudication before various Authorities, Tribunals and Courts at various stages of hearing. The aggregate amount involved in these cases is approximately Rs. 9.34 million.

(ii)	26 cases have been initiated by Indian Hotels Company Limited in relation to criminal proceedings under the Negotiable Instruments Act, 1881 and section 420 of the Indian Penal Code, 1860. These proceedings are pending adjudication before various Courts at various stages of hearing and involve an aggregate amount of approximately Rs. 10.65 million.

(iii)	20 revenue cases have been initiated by Indian Hotels Company Limited, which are pending adjudication before various Authorities, Tribunals and other Courts at various stages of hearing. The aggregate amount involved in these cases is approximately Rs. 13.75 million.

Contingent Liabilities as on March 31, 2008:

(a)	On account of Income Tax matters in dispute:

i.	In respect of matters, which have been decided in the Company’s favour by the Appellate Authorities, where the Income Tax department has preferred an appeal- Rs. 63.60 crores (previous year - Rs. 63.50 crores).

ii.	In respect of other matters for which Company’s appeals are pending - Rs. 34.55 crores (previous year - Rs. 29.95 crores).

The said amounts have been paid/adjusted and will be recovered as refund if the matters are decided in favour of the Company.

(b)	On account of other disputes in respect of :-

i.	Luxury tax – Rs. 0.42 crore (previous year – Rs. 1.00 crore).

ii.	Entertainment tax – Rs. 0.53 crore (previous year - Rs. 0.47 crore).

iii.	Sales tax – Rs. 4.04 crores (previous year - Rs. 2.25 crores).

iv.	Property tax – Rs. 6.39 crores (previous year – Rs. 1.46 crores).

v.	License Fee – Nil (previous year – Rs. 1.39 crores)

vi.	Stamp Duty – Rs. 2.34 crores (previous year – Rs. 2.34 crores)

vii.	Others – Rs. 7.81 crores (previous year – Rs. 5.13 crores)

(c)	In respect of a disputed demand of Rs. 4.15 crores, made in an earlier year towards Entertainment Tax in respect of a property, the Company has preferred an appeal in the High Court of Kolkata, West Bengal, against the said demand and has paid an amount of Rs. 3.03 crores, under protest, to the relevant authorities, as directed by the court. As a matter of prudence, the Company has made a provision of the entire amount, the unpaid demand of Rs. 1.12 crores is being reflected in the books of account as Provision for Contingencies.

(d)	Other claims against the Company not acknowledged as debts - Rs. 56.67 crores (previous year - Rs. 17.16 crores) mainly pertains to the demand of Rs. 17.14 crores, raised by the Delhi Development Authority, towards additional License fees (previous year - Rs. 17.14 crores) and additional ground rent amounting to Rs. 39.16 (previous year -Nil) demanded by Mumbai Port Trust.

(e)	Guarantees given by the Company in respect of deposits received and loans obtained by other companies, and outstanding as on 31st March 2008 - Rs. 308.14 crores (previous year - Rs. 157.92 crores).

GOVERNMENT APPROVALS

We have received the necessary consents, licenses, permissions and approvals from the Government of India and various governmental agencies required for our present business and except as mentioned below, no further approvals are required for carrying on our present business.

It must be distinctly understood that, in grating these approvals, the Government of India does not take any responsibility for our financial soundness or for the correctness of any of the statements made or opinions expressed in this behalf.

In view of the approvals listed below, we can undertake this Issue and our current business activities and no further major approvals from any governmental or regulatory authority or any other entity are required to undertake the Issue or continue our business activities. Unless otherwise stated, these approvals are all valid as of the date of this Letter of Offer.

For further details in connection with the regulatory and legal framework within which we operate, ease refer the Section titled “Regulations and Policies” on page 86 of this Letter of Offer.

I.	Approvals for the Issue

1.	In-principle approval from the National Stock Exchange of India Limited dated September 12, 2008.

2.	In-principle approval from the Bombay Stock Exchange Limited dated September 5, 2008.

3.	The Company has, pursuant to its letter dated August 25, 2008, sought a confirmation from the FIPB that no approval of the FIPB is required for the Company to undertake a rights issue of its Ordinary Shares and ‘A’ Ordinary Shares to its existing shareholders, including persons resident outside India, such as foreign institutional investors and non-resident Indians, with a right to renounce and the FIPB response is awaited.

4.	The Company has, pursuant to its letter dated September 8, 2008, sought a waiver from SEBI for making a new listing application under Regulation 19(4) of the SCRR for the ‘A’ Ordinary Shares.

5.	The RBI has by its letter dated September 17, 2008 permitted renunciation of rights entitlement in this Issue by a Shareholder of the Company resident in/outside India (excluding OCBs) to any person resident outside India subject to the conditions prescribed therein, including the applicable guidelines on pricing.

Any renunciation other than as stated above is subject to the renouncer(s)/renouncee(s) obtaining the approval of the FIPB and/or necessary permission of the RBI under the FEMA and such permissions should be attached to the CAF. Applications not accompanied by the aforesaid approvals are liable to be rejected.

II.	Incorporation Details

1.	Certificate of Incorporation dated September 1, 1945 issued by Registrar of Companies, Maharashtra to Tata Locomotive and Engineering Company Limited.

2.	Certificate of Commencement of Business dated November 20, 1945 issued by the Registrar of Companies, Maharashtra to the Company.

3.	Fresh certificate of Incorporation dated September 24, 1960 issued by Registrar of Companies, Maharashtra for change of name to Tata Engineering and Locomotive Engineering Company Limited.

4.	Second certificate of Incorporation dated July 3, 1979 issued by Registrar of Companies, Maharashtra, to certify that Tata Locomotive and Engineering Company Limited was incorporated on September 1, 1945 under the Companies Act, 1913.

5.	Fresh certificate of Incorporation dated July 29, 2003 issued by Registrar of Companies, Maharashtra for change of name to Tata Motors Limited.

III.	Approvals for the Company’s business

The Company requires various approvals for it to carry on its business in India and overseas. The approvals that the Company requires include the following.

Approvals and registrations in India

1.	PAN Number: AAACT2727Q

2.	Certificate (818576) dated April 20, 1970 issued by Labour Department, Government of Tamil Nadu for registration of the Company as a dealer under the Central Sales Tax (Registration and Turnover) Rules, 1957.

3.	License (No. 02507) dated February 1, 1988 granted by Chief Inspector of Factories, Orissa to operate a factory at NH 5, Baramunda, P.O. Delta Colony, Bhubhaneswar. The same is valid up to December 31, 2009

4.	Certificate (AAACT2727QXM002) dated September 12, 2003 issued by Assistant Commissioner of Central Excise, Dharwad for registration of the Company for manufacturing of excisable goods, under the Central Excise Rules, 2002.

5.	Certificate (No. 40169716) dated December 8, 2003 issued by Commercial Tax Department, Government of Karnataka for registration of the Company as a dealer under the Central Sales Tax Act, 1956.

6.	Certificate (AAACT2727QXM001) dated December 21, 2004 issued by Assistant Commissioner Central Excise Division-II, Lucknow for registration of the Company for manufacturing of excisable goods, under the Central Excise Rules, 2002.

7.	Certificate (No. LW 5092976) dated June 14, 2002 issued by Assistant Commissioner, Sales Tax Department, Lucknow, for import and sale and manufacture and sale under Central Sales Tax Act, 1956.

8.	Certificate (No. LW 0213289) dated June 10, 2007 issued by Assistant Commissioner Sales Tax Department, Lucknow for registration of branch offices at Kanpur and Lucknow, under the Uttar Pradesh Sales Tax Act, 1948.

9.	Certificate (TIN 33481561867) dated January 1, 2007 issued by Commercial Taxes Department, Government of Tamil Nadu for registration of the Company as a dealer under Tamil Nadu Value Added Tax Act, 2006

10.	Certificate (29220046257) dated February 27, 2006 issued by Local VAT Officer, Dharwad, for registration of the Company as a dealer under the Karnataka Value Added Tax Act, 2003.

11.	Certificate (No. 4016) dated February 27, 2006 issued by Local Value Added Tax Officer, Dharwad, to purchase and sell motor vehicles, under the Central Sales Tax Act, 1956.

12.	Certificate (AAACT2727QST009) dated July 2, 2007 issued by Deputy/Assistant Commissioner of Service Tax for registration of the Company for the payment of service tax for banking and financial services, business auxiliary services, mining services and renting of immovable property services.

13.	License (F.D. No. 6986) dated July 19, 2005 issued by Chief Inspector of Factories, for renewal of the business under the provisions of the Delhi Factories Rules, 1950. The license is valid up till December 31, 2009.

14.	Certificate (AAACT2727QST010) dated January 31, 2008 issued by Assistant Commissioner of Central Excise Division-II for registration of the Company with Central Excise Department.

15.	License (No. 079419) dated March 10, 2003 issued by Director, Industrial Health and Safety, Maharashtra State, Mumbai, under Maharashtra State Factories Act and Rules 1948, renewed up to December 31, 2008.

16.	Certificate (AAACT2727QXM017) dated April 25, 2007 granted by the Assistant Commissioner of Central Excise, Rampur for registration of the Company for manufacturing of excisable goods.

17.	Certificate (AAACT2727QST019) dated April 25, 2007 granted by the Superintendent, Central Excise Range-1, Rudarpur for registration of the Company for payment of service tax for goods transport agency service.

18.	Certificate (No. 48905/062008/63) dated June 12, 2008 issued by Officer, Indore Nagar Palika Nigam for sale of automobiles renewed up to March 31, 2009.

19.	Certificate (No. AAACT2727QXM007) dated September 1, 2003 issued by Deputy Commissioner of Central Excise for registering the plant in Chinchwad under the Central Excise Rules, 2002.

20.	Sales Tax Certificate (AAACT272727MX003) dated September 1, 2003 issued by Deputy Commissioner of Central Excise for registering the plant in Pimpri, Pune.

21.	Certificate (TIN 27390247811V) dated April 1, 2006 issued by Commissioner of Sales Tax, Mumbai, under the Maharashtra Value Added Tax Act, 2002.

22.	Certificate (TIN 27390247811C) dated April 1, 2006 issued by Commissioner of Sales Tax, Mumbai under the Central Sales Tax Registration (Regulation and Turnover) Rules, 1957.

23.	Service Tax Certificate (AAACT2727QST002) dated July 2, 2007 issued by Superintendent, Central Excise, Jamshedpur under the Service Tax Rules, 1994.

24.	Certificate (AAACT2727QXM004) dated July 22, 2004 issued by Assistant Commissioner of Central Excise, Jamshedpur- II under the Central Excise Rules, 2002.

25.	Certificate (TIN 20480800001) dated December 1, 2006 issued by the Deputy Commissioner, Commercial Taxes, Jamshedpur.

26.	Certificate (No. SG-2-C) dated July 23, 1957 issued by Deputy Commissioner, Commercial Tax for registering the Jamshedpur plant under the Central Sales Tax (Registration & Turnover) Rules, 1957.

27.	Certificate (AAACT2727QST008) dated April 2, 2008 issued by the Assistant Commissioner of Service Tax for registration the Thane, Mumbai, branch of the Company under the Service Tax Rules, 1994.

28.	Certificate (AAACT2727QST003) dated July 11, 2007 issued by Superintendent, Central Excise (SPC), Pune I for registration of the Pune works under the Service Tax Rules, 1994.

29.	Certificate (AAACT2727QMX006) dated January 23, 2004 issued by Assistant Commissioner of Central Excise, Akurdlpune for registration under the Central Excise Rules, 2002.

30.	Certificate (AAACT2727Q-ST001) dated February 18, 2005 issued by Superintendent, Central Excise (STC) for registration under the Service Tax Rules, 1994.

Additionally, we have 41 approvals from various state departments under the respective Shops and Establishments Acts and three approvals to establish branch offices outside India.

IV.	Approvals in relation to our plants

We are required to obtain certain approvals from the concerned central/ State government departments and other authorities for operating our business activities at our plants. The failure to obtain these approvals can result in delays. See “Risk Factors” on page xii of this Draft Letter of Offer.

A.	Plant 1- CVBU- Pimpri, Pune

Approvals received

1.	Certificate (No. 15) dated February 23, 1973 issued by Assistant Labour Commissioner, Government of Maharashtra for registration of the Company under section 7(2) of the Contract Labour (Regulation and Abolition) Act, 1970 valid till December 31, 2008.

2.	Consent (BO/PCI-II/EIC No PN-2189-08/R/CC-418) dated May 28, 2008 issued by the Maharashtra Pollution Control Board for consent to operate under the Air Act and the Water Act and HW (M&H) Rules, 1989, valid till December 31, 2008.

3.	Consent (PNA/ 37.378.8/A-2) dated July 28, 2003 issued under the Maharashtra Factories Act, 1948 for operating the factory, valid till December 31, 2008.

4.	ISO 14001:2004 certification (No. 220061) dated February 7, 2008 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Pimpri, Pune, Maharshtra for the design, development and manufacturing of commercial vehicles and diesel engines, valid till November 2, 2010.

5.	Certificate (01239/B Ward/Corp Bldg/Business Licence-No-D/3/25/73) dated May 8, 2008 issued by the Pimpri Chinchwad Municipal Corporation renewing the Business licence for the Pimpri, Pune.

B.	Plant II- Passenger Car Unit, Chikhali, Pune

Approvals received

1.	Consent (BO/PCI-II/EIC No PN-2161-08/R/CC-347) dated April 24, 2008 issued by the Maharashtra Pollution Control Board for consent to operate under the Air Act and the Water Act and HW (M&H) Rules, 1989, valid till December 31, 2008.

2.	Approval (311/2007) dated March 78, 2007 issued by the Pimpri Chinchwad Municipal Corporation for storage of LPG- 750 m tons, valid till 2010.

3.	License (No. P/HQ/MH/15/1624 (P6939)), P/HQ/MH/15/1721 (P7030), P/HQ/MH/15/1724 (P7024)) dated January 16, 2008 issued by Chief Controller of Explosives, for import and storage of petroleum under the Explosives Act, 1884, valid till December 31, 2010.

4.	License (No. P/HQ/MH/14/1442 (P26927)) dated May 4, 2006 issued by Chief Controller of Explosives, for import and storage of petroleum under the Explosives Act, 1884, valid till December 31, 2009.

5.	Certificate (No. PN 1241) dated February 15, 2008 issued by Assistant Labour Commissioner, Government of Maharashtra for registration of the Company under section 7(2) of the Contract Labour (Regulation and Abolition) Act, 1970 valid till December 31, 2008.

6.	Certificate (No. 57640) dated October 22, 2007 issued by deputy Director of Industrial Safety and Health, for registration under the Factories Act, 1948, renewed up to December 31, 2008.

7.	ISO 14001:2004 certification (No. 213863) dated May 3, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for the Passenger Car Business Unit, Chikhali, Pune for design, development and manufacturing of passenger cars valid till February 3, 2010.

8.	ISO/TS 16949 certification (No. 205757) dated November 30, 2006 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Passenger Car Business Unit, Chikhali, Pune, Maharashtra for the design, development, manufacturing and servicing of passenger cars, valid till November 29, 2009.

9.	Certificate (01239/B Ward/Corp Bldg/Business Licence-No-D/3/102/99) dated May 9, 2008 issued by the Pimpri Chinchwad Municipal Corporation renewing the Business licence for the Chikhali plant, Pune.

C.	Plant III- Chinchwad, Pune

Approvals received

1.	Certificate (P.N. 161) dated October 7, 1986 issued by Assistant Labour Commissioner, Government of Maharashtra for registration of the Company under section 7(2) of the Contract Labour (Regulation and Abolition) Act, 1970 valid till December 31, 2008.

2.	Consent (BO/PCI-II/EIC No PN-2160-08/R/CC-419) dated May 28, 2008 issued by the Maharashtra Pollution Control Board for consent to operate under the Air Act and the Water Act and HW (M&H) Rules, 1989, valid till December 31, 2008.

3.	Consent (PNA/35.350.2) dated June 14, 2004 issued under the Maharashtra Factories Act, 1948 for operating the factory, valid till December 31, 2008.

4.	ISO 14001:2004 certification (No. 219989) dated October 19, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Chinchwad, Pune, Maharashtra for the manufacture and supply of iron and die cast aluminium alloy castings up to 150 kilograms, valid till September 7, 2010

5.	ISO/TS 16949 certification (No. 202400/1) dated August 20, 2006 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Chinchwad, Pune, Maharashtra for the manufacture of grey and S.G. iron and die aluminium alloy castings, valid till August 19, 2009.

6.	ISO 14001:2004 certification (No. 220061) dated February 7, 2008 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Chinchwad, Pune, Maharshtra for the manufacturing of axles, auto parts and aggregates, valid till November 2, 2010.

7.	Certificate (01239/B Ward/Corp Bldg/Business Licence-No-D/3/17/73) dated May 8, 2008 issued by the Pimpri Chinchwad Municipal Corporation renewing the Business licence for the Chikhali plant, Pune.

D.	Plant IV- Maval, Pune

Approvals received

1.	Consent (BO/PCI-II/EIC No PN-2227-08/R/CC-368) dated May 2, 2008 issued by the Maharashtra Pollution Control Board for consent to operate under the Air Act and the Water Act and HW (M&H) Rules, 1989, valid till December 31, 2008.

2.	Consent (PNA/33.33/1/A-93) dated February 2, 1993 issued under the Maharashtra Factories Act, 1948 for operating the factory, valid till December 31, 2008.

3.	ISO 14001:2004 certification (No. 219989) dated October 19, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Bebedohol, Maval, Pune, Maharashtra for the manufacture and supply of iron castings up to 150 kilograms, valid till September 7, 2010.

4.	ISO/TS 16949 certification (No. 202400/2) dated August 20, 2006 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Bebedohol, Maval, Pune, Maharashtra for the manufacture of grey and S.G. iron castings, valid till August 19, 2009.

E.	Plant V- Jamshedpur

Approvals received

1.	Approval (No. 3412) dated July 8, 2008 by Jamshedpur Pollution Control Board, authorizing the Company to handle hazardous waste under Hazardous Wastes (Management and Handling) Rules, 1989. The same is valid up to December 31, 2008.

2.	ISO/TS 16949 certification (No. 217119) dated April 16, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Commercial Vehicle Business Unit, Jamshedpur, Jharkhand, for the design, development, manufacturing of diesel and CNG powered commercial automobiles in medium, intermediate and heavy duty ranges, valid till April 15, 2010.

3.	ISO 14001:2004 certification (No. 215520) dated September 24, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Jamshedpur Plant, Singhbhum, Jharkhand for the design, development and production of commercial automobiles for carrying goods, passenger transport and special applications, valid till August 28, 2010.

4.	ISO 14001:2004 certification (No. 215520) dated September 24, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Telco Township Sewage Disposal Plant, Jamshedpur, Singhbhum, Jharkhand for engineering, healthcare and civic services to Telco Township, valid till August 28, 2010.

5.	Certificate (No. 17) dated April 19, 1976 issued by Labour Superintendent and Registration Officer, Jamshedpur to the Company under the Contract Labour (Regulation and Abolition) Act, 1970 valid.

6.	Letter (No. K/New Coverage/C-1-1295/2004) dated March 31, 2004 issued by the Deputy Director, ESI Corporation allotting Code No. 21-13644-66 to the Lucknow plant of the Company.

Approvals applied for

1.	Application (No. PD/28/ESI/222) dated January 22, 2005 filed by the Company to Deputy Labour Commissioner, Jamshedpur for grant of exemption from the provisions of the Employees State Insurance Act, 1948.

2.	Application dated December 12, 2007 filed by the Company to Inspector of Factories, Jamshedpur for renewal of licence issued under the Factories Act, 1948.

F.	Plant VI- Lucknow

Approvals received

1.	License (No. LKO-712) dated March 31, 2006, granted by Director of Factories, Uttar Pradesh to the Company under section 6 of the Factories Act, 1948 for use as factory renewed up to December 31, 2008.

2.	ISO 14001:2004 certification (No. 204523) dated January 24, 2007 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Lucknow, Uttar Pradesh for the manufacture and assembly of commercial vehicles and aggregates, valid till January 8, 2010.

3.	ISO/TS 16949 certification (No. 207583) dated November 30, 2006 issued by Director, Bureau Veritas Certification (India) Private Limited to the Company for Chinhat Industrial Area, Lucknow, Uttar Pradesh for the design, development manufacture and servicing of commercial vehicles and aggregates, valid till November 29, 2009.

Approvals applied for

1.	Application dated November 23, 2007 filed by the Company to the Uttar Pradesh Pollution Control Board to renew consent issued under the Air (Prevention & Control of Pollution) Act, 1981.

2.	Application dated November 23, 2007 filed by the Company to the Uttar Pradesh Pollution Control Board to renew consent issued under the Water (Prevention & Control of Pollution) Act, 1974.

3.	Application dated August 23, 2007 for renewal of authorization under Hazardous (Management & Handling) Amendment Rules, 2003 for handling of hazardous wastes.

G.	Plant VII- Pantnagar

Approvals received

1.	License No. (U.S.N. 1027) dated April 18, 2007, granted by Chief Inspector of Factories & Boilers, Uttarakhand. The same is valid up to December 31, 2008.

2.	Certificate (No. 36 U.E.P.P.C.B/H.O/T-14/08/110) dated April 28, 2008, granted by the Uttarakhand Environment Protection & Pollution Control Board, Dehradoon to the Company to operate under Section 26 of Water (Prevention & Control of Pollution) Act, 1974 & under Section 21 of Air (Prevention & Control of Pollution) Act, 1981. The same is valid up to March 31, 2009.

3.	Licence (No. P/HO/UC/ 15/546 (P182395)) dated April 10, 2007 granted by the Controller of Explosives, Petroleum & Explosives Safety organization for the storage of Petroleum. The same is valid till December 31, 2009.

4.	Licence (No. S/HO/UC/03/54 (S31519)) dated October 22, 2007 granted by the Controller of Explosives, Petroleum & Explosives Safety organization for the storage of Propane.

5.	Licence (No. G/HO/UC/07/2(G22251)) dated December 17, 2007 granted by Joint Chief Controller of Explosives, Petroleum & Explosives Safety organization for the storage of Propane. The same is valid till September 30, 2008.

6.	Certificate (No. AAACT2727QXM017) dated April 25, 2007 issued by Assistant Commissioner of Central Excise, Rampur for registration of the Company of excisable goods.

7.	Certificate (No. 3979/3.4) dated April 22, 2006 from Divisional Forest Officer, Haldwani to the Company certifying that land allotted to the Company does not fall under the forest land.

8.	Certificate (No. AACT2727QST019) dated April 25, 2007, issued by Superintendent, Central Excise Range-1, Rudarpur for registration of the Company for payment of service tax for goods transport agency services.

9.	Inclusion of the manufacturing unit in Pantnagar in Certificate (No. 05001002035 dated January 10, 2001) on May 1, 2006, issued by Deputy Commissioner, Commercial Taxes, Dehradoon, for registration as a dealer under Uttaranchal State Commercial Taxes Department.

10.	Inclusion of the manufacturing unit in Pantnagar in Certificate (No. DD5127698 dated January 10, 2001) on May 1, 2006, issued by Deputy Commissioner, Commercial Taxes, Dehradoon, for registration as a dealer under Central Sales Tax Act, 1956.

Approvals applied for

1.	Application (No. TML/UTL/ENV20) dated June 12, 2008 for renewal of authorization under Hazardous (Management & Handling) Amendment Rules, 2003 for handling of hazardous wastes.

2.	Application (No. UA/Govt/Cont. Lab /2007) dated April 10, 2008 to the Secretary, Department of Labour, Government of Uttarakhand for seeking exemption for engaging contract labour.

H.	Plant IX- Dharwad

Approvals received

1.	Approval (No. 183/APC/ KGPCB/RO (DWR)/LG/ 2007-2008/ 2542) dated October 25, 2007 granted by Karnataka Pollution Control Board to the Company to operate plant under section 21 of the Air (Prevention and Control) of Pollution Act, 1981. The approval is valid up to December 31, 2008.

2.	Approval (No. 115/ KSPCB/CFE/DWD/DEO/3/AEO/2/97/98/115) dated July 25, 2008 granted by Karnataka Pollution Control Board to the Company to establish plant under the Air (Prevention and Control) of Pollution Act, 1981 and Water (Prevention and Control) of Pollution Act, 1984.

3.	Approval (No. 134WPC/KSPCB/RO (DWR)/LG/2007-2008/2541) dated October 25, 2007 granted by Karnataka Pollution Control Board to the Company to operate plant under the Water (Prevention and Control) of Pollution Act, 1984. The approval is valid up to December 31, 2008.

4.	Consent (No. MY/DWR-1468) dated November 9, 1998 issued by Director, Industrial Health and Safety under the Karnataka Factories Act, 1948 for operating the factory, valid till December 31, 2008.

5.	Consent (No. PCB/27/CFE/08/179), dated July 18, 2008 issued by Senior Environmental Officer, Karnataka State Pollution Control Board, for expansion of existing industry to increase the manufacture of medium and heavy commercial vehicles, valid till July 18, 2011.

I.	Plant VIII- Singur

Approvals received

1.	Certificate (No. CND/R/04/2007) dated January 19, 2007 issued by the Registering Officer, Government of West Bengal, for carrying on construction work under section 7, of the Contract Labour (Regulation and Abolition) Act, 1970.

2.	Approval (No. 732/(P)) dated November 27, 2007, granted by the Directorate of Factories to the Company for the plan.

3.	Consent (No.49728) dated June 6, 2007 issued by West Bengal Pollution Control Board, to the Company for establishing plant for manufacturing 41,667 vehicles per month valid till June 30, 2012.

V.	Intellectual property

1.	As of August 31, 2008, Tata Motors Limited had 170 registered trademarks in India. Additionally, the Company has 331 registered trademarks out of India. The Company has filed 186 applications for trademark registration in India and 67 applications out of India. Tata Sons has applied for 9 trademarks in the name of the Company. The Company has applied for 4 trademarks in the name of Telcon.

2.	As of August 31, 2008, Tata Motors Limited had 20 patents granted to it in India. The Company has filed 183 applications for patent registration in India, five applications out of India and 29 applications under the Patent Corporation Treaty.

The Company has obtained the above approvals and the same are valid as of the date of the Letter of Offer. Some of these have expired in the ordinary course of business and applications for their renewal have been submitted. We undertake to obtain all approvals, licenses, registrations and permissions required to operate our business.

STATUTORY AND OTHER INFORMATION

Authority for the Issue

The Issue is being made pursuant to the resolution passed under section 81(1) of the Companies Act by the Board of Directors of the Company at its meetings held on May 28, 2008 and, August 20, 2008 and by the Committee of Directors at its meeting held on September 2, 2008. The Issue of ‘A’ Ordinary Shares has been authorised by the Shareholders of the Company by a postal ballot dated July 14, 2008 in accordance with the DVR Rules.

The Company has, pursuant to its letter dated August 25, 2008, sought a confirmation from the FIPB that no approval of the FIPB is required for the Company to undertake a rights issue of its Ordinary Shares and ‘A’ Ordinary Shares to its existing shareholders, including persons resident outside India, such as foreign institutional investors and non-resident Indians, with a right to renounce and the FIPB response is awaited.

The Company has, pursuant to its letter dated September 8, 2008, sought a waiver from SEBI for making a new listing application under Regulation 19(4) of the SCRR for the ‘A’ Ordinary Shares.

The RBI has by its letter dated September 17, 2008 permitted renunciation of rights entitlement in this Issue by a Shareholder of the Company resident in/outside India (excluding OCBs) to any person resident outside India subject to the conditions prescribed therein, including the applicable guidelines on pricing.

Any renunciation other than as stated above is subject to the renouncer(s)/renouncee(s) obtaining the approval of the FIPB and/or necessary permission of the RBI under the FEMA and such permissions should be attached to the CAF. Applications not accompanied by the aforesaid approvals are liable to be rejected.

Prohibition by SEBI

Neither the Company, nor the Directors or the Tata Companies, or companies with which the Company’s Directors are associated with as directors or promoters, have been prohibited from accessing or operating in the capital markets under any order or direction passed by SEBI. Further, none of the directors or person(s) in control of the Promoter have been prohibited from accessing the capital market under any order or direction passed by SEBI. Further neither the Promoter, the Company or group companies has been declared as wilful defaulters by RBI / government authorities.

Eligibility for the Issue

The Company is an existing company registered under the Companies Act whose Ordinary Shares are listed on the BSE and the NSE. The Company is eligible to make this Issue in terms of Clause 2.4.1(iv) of the SEBI Guidelines.

The Company is eligible for a fast track issuance as per clause 2.1.2A of the SEBI Guidelines. The aggregate value of the Securities proposed to be issued by the Company pursuant to this Issue, including premium, exceeds Rs. Five million.

The Company has complied with clause 2.1.2A of the SEBI Guidelines as given below:

S. No.	Condition in Clause 2.1.2A

1.	The Ordinary Shares of the Company have been listed on either NSE or BSE or both, for a period of at least three years immediately preceding the date on which the Letter of Offer is filed with the Designated Stock Exchange.

2.	The ‘average market capitalization of the public shareholding’ of the Company is at least Rs. 100,000 million for a period of one year up to the end of the quarter preceding the month in which the proposed Issue is approved by the Board of Directors or the shareholders of the Company (as applicable).

S. No.	Condition in Clause 2.1.2A

3.	The annualized trading turnover of the Ordinary Shares of the Company during six calendar months immediately preceding the month of the filing of the Letter of Offer with the Designated Stock Exchange, has been at least two percent of the weighted average number of Ordinary Shares listed during the said six months period.

4.	The Company has redressed at least 95% of the total Shareholder or investor grievance or complaints received till the end of the quarter immediately preceding the month of the date of filing of the Letter of Offer with the Designated Stock Exchange.

5.	The Company has complied with the Listing Agreement for a period of at least three years immediately preceding the date of filing of Letter of Offer with the Designated Stock Exchange.

6.	The impact of Auditors’ qualifications, if any, on the audited accounts of the Company in respect of the financial years for which such accounts are disclosed in the Offer Document does not exceed 5% of the net profit/ loss after tax of the Company for the respective years.

7.	No prosecution proceedings or show cause notices issued by SEBI are pending against the Company or its Promoters or whole time directors as on the date of filing of the Letter of Offer with the Designated Stock Exchange.

8.	The entire shareholding of the Promoter Group is held in dematerialized form as on the date of filing of Letter of Offer with the Designated Stock Exchange.

Filing with SEBI

This being a fast track issuance of securities on a rights basis under Clause 2.1.2A of the SEBI Guidelines, the Company will file a copy of this Letter of Offer with the SEBI for record purposes not later than the Issue Opening Date, in terms of Clause 2.1.2A.2 of the SEBI Guidelines.

Disclaimer Clause of SEBI

AS REQUIRED, A COPY OF THE LETTER OF OFFER WILL BE SUBMITTED TO SEBI NOT LATER THAN THE ISSUE OPENING DATE. IT IS TO BE DISTINCTLY UNDERSTOOD THAT THE SUBMISSION OF THE LETTER OF OFFER TO SEBI SHOULD NOT, IN ANY WAY BE DEEMED/CONSTRUED THAT THE SAME HAS BEEN CLEARED OR APPROVED BY SEBI. SEBI DOES NOT TAKE ANY RESPONSIBILITY EITHER FOR THE FINANCIAL SOUNDNESS OF ANY SCHEME OR THE PROJECT FOR WHICH THE ISSUE IS PROPOSED TO BE MADE, OR FOR THE CORRECTNESS OF THE STATEMENTS MADE OR OPINIONS EXPRESSED IN THE LETTER OF OFFER. THE LEAD MANAGERS, JM FINANCIAL CONSULTANTS PRIVATE LIMITED, ICICI SECURITIES LIMITED, CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED AND J.P. MORGAN INDIA PRIVATE LIMITED HAVE CERTIFIED THAT THE DISCLOSURES MADE IN THE LETTER OF OFFER ARE GENERALLY ADEQUATE AND ARE IN CONFORMITY WITH SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES FOR DISCLOSURE AND INVESTOR PROTECTION IN FORCE FOR THE TIME BEING. THIS REQUIREMENT IS TO FACILITATE INVESTORS TO TAKE AN INFORMED DECISION FOR MAKING INVESTMENT IN THE PROPOSED ISSUE. IT SHOULD ALSO BE CLEARLY UNDERSTOOD THAT WHILE THE COMPANY IS PRIMARILY RESPONSIBLE FOR THE CORRECTNESS, ADEQUACY AND DISCLOSURE OF ALL RELEVANT INFORMATION IN THE LETTER OF OFFER, THE LEAD MANAGERS ARE EXPECTED TO EXERCISE DUE DILIGENCE TO ENSURE THAT THE COMPANY DISCHARGES ITS RESPONSIBILITY ADEQUATELY IN THIS BEHALF AND TOWARDS THIS PURPOSE THE LEAD MANAGERS WILL FURNISHE TO SEBI A DUE DILIGENCE CERTIFICATE, WHICH WILL READ AS FOLLOWS:

1.	WE HAVE EXAMINED VARIOUS DOCUMENTS INCLUDING THOSE RELATING TO LITIGATION SUCH AS COMMERCIAL DISPUTES, DISPUTES WITH COLLABORATORS, ETC. AND OTHER MATERIALS MORE PARTICULARLY REFERRED TO IN THE ANNEXURE HERETO IN CONNECTION WITH THE FINALISATION OF THE LETTER OF OFFER PERTAINING TO THE SAID ISSUE;

2.	ON THE BASIS OF SUCH EXAMINATION AND THE DISCUSSIONS WITH THE COMPANY, ITS DIRECTORS AND OTHER OFFICERS, OTHER AGENCIES, INDEPENDENT VERIFICATION OF THE STATEMENTS CONCERNING THE OBJECTS OF THE ISSUE, PROJECTED PROFITABILITY PRICE JUSTIFICATION AND THE CONTENTS OF THE DOCUMENTS MENTIONED IN THE ANNEXURE AND OTHER PAPERS FURNISHED BY THE COMPANY;

WE CONFIRM THAT:

A.	THE LETTER OF OFFER FORWARDED TO SEBI IS IN CONFORMITY WITH THE DOCUMENTS, MATERIALS AND PAPERS RELEVANT TO THE ISSUE;

B.	ALL THE LEGAL REQUIREMENTS CONNECTED WITH THE SAID ISSUE AS ALSO THE GUIDELINES, INSTRUCTIONS ETC., ISSUED BY SEBI, THE GOVERNMENT AND ANY OTHER COMPETENT AUTHORITY IN THIS BEHALF HAVE BEEN DULY COMPLIED WITH;

C.	THE DISCLOSURES MADE IN THE LETTER OF OFFER ARE TRUE, FAIR AND ADEQUATE TO ENABLE THE INVESTORS TO MAKE A WELL-INFORMED DECISION AS TO INVESTMENT IN THE PROPOSED ISSUE AND SUCH DISCLOSURES ARE IN ACCORDANCE WITH THE REQUIREMENTS OF THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000 AND OTHER APPLICABLE LEGAL REQUIREMENTS.

3.	WE CONFIRM THAT BESIDES OURSELVES, ALL THE INTERMEDIARIES NAMED IN THE LETTER OF OFFER ARE REGISTERED WITH SEBI AND TILL DATE SUCH REGISTRATION IS VALID;

4.	WE HAVE SATISFIED OURSELVES ABOUT THE WORTH OF THE UNDERWRITERS TO FULFIL THEIR UNDERWRITING COMMITMENTS;

5.	WE CERTIFY THAT WRITTEN CONSENT FROM SHAREHOLDERS HAS BEEN OBTAINED FOR INCLUSION OF THEIR SECURITIES AS PART OF THE COMPANY’S CONTRIBUTION SUBJECT TO LOCK-IN AND THE SECURITIES PROPOSED TO FORM PART OF THE COMPANY’S CONTRIBUTION SUBJECT TO LOCK-IN, WILL NOT BE DISPOSED/ SOLD/ TRANSFERRED BY THE COMPANY DURING THE PERIOD STARTING FROM THE DATE OF FILING THE LETTER OF OFFER WITH THE CENTRAL BOARD TILL THE DATE OF COMMENCEMENT OF LOCK-IN PERIOD AS STATED IN THE LETTER OF OFFER- NOT APPLICABLE;

6.	WE CERTIFY THAT CLAUSE 4.6 OF THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000, WHICH RELATES TO SECURITIES INELIGIBLE FOR COMPUTATION OF PROMOTERS CONTRIBUTION, HAS BEEN DULY COMPLIED WITH AND APPROPRIATE DISCLOSURES AS TO COMPLIANCE WITH THE CLAUSE HAVE BEEN MADE IN THE LETTER OF OFFER - NOT APPLICABLE;

7.

WE UNDERTAKE THAT CLAUSES 4.9.1, 4.9.2, 4.9.3 AND 4.9.4 OF THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000 SHALL BE COMPLIED WITH. WE CONFIRM THAT ARRANGEMENTS HAVE BEEN MADE TO ENSURE THAT PROMOTERS’ CONTRIBUTION AND SUBSCRIPTION FROM ALL FIRM

ALLOTTEES WOULD BE RECEIVED AT LEAST ONE DAY BEFORE THE OPENING OF THE ISSUE. WE UNDERTAKE THAT AUDITORS’ CERTIFICATE TO THIS EFFECT SHALL BE DULY SUBMITTED TO THE BOARD. WE FURTHER CONFIRM THAT ARRANGEMENTS HAVE BEEN MADE TO ENSURE THAT PROMOTERS’ CONTRIBUTION SHALL BE KEPT IN AN ESCROW ACCOUNT WITH A SCHEDULED COMMERCIAL BANK AND SHALL BE RELEASED TO THE COMPANY ALONG WITH THE PROCEEDS OF THE PUBLIC ISSUE - NOT APPLICABLE;

8.	WHERE THE REQUIREMENTS OF PROMOTERS’ CONTRIBUTION IS NOT APPLICABLE TO THE ISSUER, WE CERTIFY THE REQUIREMENTS OF PROMOTERS’ CONTRIBUTION UNDER CLAUSE 4.10 (C) ARE NOT APPLICABLE TO THE ISSUER;

9.	WE CERTIFY THAT THE PROPOSED ACTIVITIES OF THE ISSUER FOR WHICH THE FUNDS ARE BEING RAISED IN THE PRESENT ISSUE FALL WITHIN THE ‘MAIN OBJECTS’ LISTED IN THE OBJECT CLAUSE OF THE MEMORANDUM OF ASSOCIATION OR OTHER CHARTER OF THE ISSUER AND THAT THE ACTIVITIES WHICH HAVE BEEN CARRIED OUT UNTIL NOW ARE VALID IN TERMS OF THE OBJECT CLAUSE OF ITS MEMORANDUM OF ASSOCIATION;

10.	WE CONFIRM THAT NECESSARY ARRANGEMENTS HAVE BEEN MADE TO ENSURE THAT THE MONEYS RECEIVED PURSUANT TO THE ISSUE ARE KEPT IN A SEPARATE BANK ACCOUNT AS PER THE PROVISIONS OF SECTION 73(3) OF THE COMPANIES ACT, 1956 AND THAT SUCH MONEYS SHALL BE RELEASED BY THE SAID BANK ONLY AFTER PERMISSION IS OBTAINED FROM ALL THE STOCK EXCHANGES MENTIONED IN THE PROSPECTUS/LETTER OF OFFER. WE FURTHER CONFIRM THAT THE AGREEMENT ENTERED INTO BETWEEN THE BANKERS TO THE ISSUE AND THE ISSUER SPECIFICALLY CONTAINS THIS CONDITION;

11.	WE CERTIFY THAT NO PAYMENT IN THE NATURE OF DISCOUNT, COMMISSION, ALLOWANCE OR OTHERWISE SHALL BE MADE BY THE ISSUER OR THE PROMOTERS, DIRECTLY OR INDIRECTLY, TO ANY PERSON WHO RECEIVES SECURITIES BY WAY OF FIRM ALLOTMENT IN THE ISSUE;

12.	WE CERTIFY THAT A DISCLOSURE HAS BEEN MADE IN THE LETTER OF OFFER THAT THE INVESTORS SHALL BE GIVEN AN OPTION TO GET THE SHARES IN DEMAT OR PHYSICAL MODE;

13.	WE CERTIFY THAT THE FOLLOWING DISCLOSURES HAVE BEEN MADE IN THE LETTER OF OFFER:

a.	AN UNDERTAKING FROM THE COMPANY THAT AT ANY GIVEN TIME THERE SHALL BE ONLY ONE DENOMINATION FOR THE SHARES OF THE COMPANY AND

b.	AN UNDERTAKING FROM THE COMPANY THAT IT SHALL COMPLY WITH SUCH DISCLOSURE AND ACCOUNTING NORMS SPECIFIED BY THE CENTRAL BOARD FROM TIME TO TIME.

FURTHER, IN TERMS OF CLAUSE 5.3.3.1A, THE LEAD MANAGERS HAVE PROVIDED THE FOLLOWING ADDITIONAL CONFIRMATIONS / CERTIFICATIONS:

1.	WE CONFIRM THAT NONE OF THE INTERMEDIARIES NAMED IN THE LETTER OF OFFER HAVE BEEN DEBARRED FROM FUNCTIONING BY ANY REGULATORY AUTHORITY.

2.	WE CONFIRM THAT THE COMPANY IS ELIGIBLE TO MAKE FAST TRACK ISSUE IN TERMS OF CLAUSE 2.1.2A OF THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000. THE FULFILLMENT OF THE ELIGIBILITY CRITERIA AS SPECIFIED IN THAT CLAUSE, BY THE COMPANY, HAS ALSO BEEN DISCLOSED IN THE LETTER OF OFFER.

3.	WE CONFIRM THAT ALL THE MATERIAL DISCLOSURES IN RESPECT OF THE COMPANY HAVE BEEN MADE IN THE LETTER OF OFFER AND CERTIFY THAT ANY MATERIAL DEVELOPMENT IN THE COMPANY OR RELATING TO THE ISSUE UP TO THE COMMENCEMENT OF LISTING AND TRADING OF THE SHARES OFFERED THROUGH THIS ISSUE SHALL BE INFORMED THROUGH PUBLIC NOTICES / ADVERTISEMENTS IN ALL THOSE NEWSPAPERS IN WHICH PRE-ISSUE ADVERTISEMENT AND ADVERTISEMENT FOR OPENING OR CLOSURE OF THE ISSUE HAVE BEEN GIVEN.

4.	WE CONFIRM THAT THE ABRIDGED LETTER OF OFFER CONTAINS ALL THE DISCLOSURES AS SPECIFIED IN THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000.

5.	WE CONFIRM THAT AGREEMENTS HAVE BEEN ENTERED INTO WITH BOTH THE DEPOSITORIES FOR DEMATERIALISATION OF THE SECURITIES OF THE COMPANY.

6.	WE CERTIFY THAT AS PER THE REQUIREMENTS OF THE 1ST PROVISO TO CLAUSE 4.9.1 OF THE SEBI (DISCLOSURE AND INVESTOR PROTECTION) GUIDELINES, 2000, CASH FLOW STATEMENT HAS BEEN PREPARED AND DISCLOSED IN THE LETTER OF OFFER – NOT APPLICABLE.

The filing of this Letter of Offer does not, however, absolve the Company from any liabilities under section 63 or section 68 of the Companies Act or from the requirement of obtaining such statutory or other clearance as may be required for the purpose of the proposed Issue. SEBI further reserves the right to take up, at any point of time, with the Lead Managers any irregularities or lapses in this Letter of Offer.

Caution

The Company and the Lead Managers accept no responsibility for statements made otherwise than in this Letter of Offer or in any advertisement or other material issued by the Company or by any other persons at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his own risk.

The Lead Managers and the Company shall make all information available to the Ordinary Shareholders and no selective or additional information would be available for a section of the Ordinary Shareholders in any manner whatsoever including at presentations, in research or sales reports etc. after filing of the Letter of Offer with SEBI.

Disclaimer with respect to jurisdiction

This Letter of Offer has been prepared under the provisions of Indian Laws and the applicable rules and regulations thereunder. Any disputes arising out of this Issue will be subject to the jurisdiction of the appropriate court(s) in Mumbai, India only.

Selling Restrictions

The distribution of this Letter of Offer and the issue of Ordinary Shares and the ‘A’ Ordinary Shares (the “Securities”) on a rights basis to persons in certain jurisdictions outside India may be restricted by legal requirements prevailing in those jurisdictions. Persons into whose possession this Letter of Offer may come are required to inform themselves about and observe such restrictions. The Company is making this Issue of Securities on a rights basis to the shareholders of the Company and will dispatch the Letter of Offer/Abridged Letter of Offer and CAFs to shareholders who have provided an Indian address.

No action has been or will be taken to permit this Issue in any jurisdiction where action would be required for that purpose, except that the Letter of Offer has been filed with SEBI. Accordingly, the Securities may not be offered or sold, directly or indirectly, and this Letter of Offer may not be distributed in any jurisdiction, except in accordance with legal requirements applicable in such jurisdiction. Receipt of this Letter of Offer will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and, those circumstances, this Letter of Offer must be treated as sent for information only and should not be copied or redistributed. Accordingly, persons receiving a copy of this Letter of Offer should not, in connection with the issue of the Securities or the rights entitlements, distribute or send the same in or into the United States or any other jurisdiction where to do so would or might contravene local securities laws or regulations. If this Letter of Offer is received by any person in any such territory, or by their agent or nominee, they must not seek to subscribe to the Securities or the rights entitlements referred to in this Letter of Offer.

Neither the delivery of this Letter of Offer nor any sale hereunder, shall under any circumstances create any implication that there has been no change in the Company’s affairs from the date hereof or that the information contained herein is correct as of any time subsequent to this date.

The Letter of Offer has been filed with the Designated Stock Exchange and a copy thereof was filed / will be filed with SEBI, Plot No.C4-A, ‘G’ Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, prior to the Issue Opening Date.

United States Restrictions

NEITHER THE RIGHTS ENTITLEMENTS NOR THE SECURITIES THAT MAY BE PURCHASED PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY US STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, RESOLD OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OF AMERICA OR THE TERRITORIES OR POSSESSIONS THEREOF (THE “UNITED STATES” OR THE “US”) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS), EXCEPT IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE RIGHTS REFERRED TO IN THIS LETTER OF OFFER ARE BEING OFFERED IN INDIA, BUT NOT IN THE UNITED STATES. THE OFFERING TO WHICH THIS LETTER OF OFFER RELATES IS NOT, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, AN OFFERING OF ANY SHARES OR RIGHTS FOR SALE IN THE UNITED STATES OR AS A SOLICITATION THEREIN OF AN OFFER TO BUY ANY OF THE SAID SHARES OR RIGHTS. ACCORDINGLY, THIS LETTER OF OFFER SHOULD NOT BE FORWARDED TO OR TRANSMITTED IN OR INTO THE UNITED STATES AT ANY TIME. NEITHER THE COMPANY NOR ANY PERSON ACTING ON BEHALF OF THE COMPANY WILL ACCEPT SUBSCRIPTIONS OR RENUNCIATIONS FROM ANY PERSON, OR THE AGENT OF ANY PERSON, WHO APPEARS TO BE, OR WHO THE COMPANY OR ANY PERSON ACTING ON BEHALF OF THE COMPANY HAS REASON TO BELIEVE IS, EITHER A US PERSON OR OTHERWISE IN THE UNITED STATES. ANY PERSON SUBSCRIBING TO THE ORDINARY SHARES OFFERED HEREBY WILL BE DEEMED TO REPRESENT THAT SUCH PERSON IS NOT A US PERSON OR OTHERWISE IN THE UNITED STATES AND HAS NOT VIOLATED ANY US SECURITIES LAWS IN CONNECTION WITH THE EXERCISE.

European Economic Area Restrictions

IN RELATION TO EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE AT ANY RELEVANT TIME (EACH, A “RELEVANT MEMBER STATE”) THE COMPANY HAS NOT MADE AND WILL NOT MAKE AN OFFER OF THE ORDINARY SHARES TO THE PUBLIC IN THAT RELEVANT MEMBER STATE PRIOR TO THE PUBLICATION OF A PROSPECTUS IN RELATION TO THE ORDINARY SHARES

WHICH HAS BEEN APPROVED BY THE COMPETENT AUTHORITY IN THAT RELEVANT MEMBER STATE OR, WHERE APPROPRIATE, APPROVED IN ANOTHER RELEVANT MEMBER STATE AND NOTIFIED TO THE COMPETENT AUTHORITY IN THAT RELEVANT MEMBER STATE, ALL IN ACCORDANCE WITH THE PROSPECTUS DIRECTIVE, EXCEPT THAT IT MAY, WITH EFFECT FROM AND INCLUDING THE RELEVANT IMPLEMENTATION DATE, MAKE AN OFFER OF ORDINARY SHARES TO THE PUBLIC IN THAT RELEVANT MEMBER STATE AT ANY TIME:

(a)	TO LEGAL ENTITIES WHICH ARE AUTHORISED OR REGULATED TO OPERATE IN THE FINANCIAL MARKETS OR, IF NOT SO AUTHORISED OR REGULATED, WHOSE CORPORATE PURPOSE IS SOLELY TO INVEST IN SECURITIES;

(b)	TO ANY LEGAL ENTITY WHICH HAS TWO OR MORE OF (1) AN AVERAGE OF AT LEAST 250 EMPLOYEES DURING THE LAST FINANCIAL YEAR; (2) A TOTAL BALANCE SHEET OF MORE THAN €43,000,000 AND (3) AN ANNUAL NET TURNOVER OF MORE THAN €50,000,000, AS SHOWN IN ITS LAST ANNUAL OR CONSOLIDATED ACCOUNTS; OR

(c)	IN ANY OTHER CIRCUMSTANCES WHICH DO NOT REQUIRE THE PUBLICATION BY THE COMPANY OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSE OF THIS PROVISION, THE EXPRESSION AN “OFFER OF ORDINARY SHARES TO THE PUBLIC” IN RELATION TO ANY ORDINARY SHARES IN ANY RELEVANT MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE ORDINARY SHARES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE ORDINARY SHARES, AS THE SAME MAY BE VARIED IN THAT MEMBER STATE BY ANY MEASURE IMPLEMENTING THE PROSPECTUS DIRECTIVE IN THAT MEMBER STATE AND THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN EACH RELEVANT MEMBER STATE.

THIS EUROPEAN ECONOMIC AREA SELLING RESTRICTION IS IN ADDITION TO ANY OTHER SELLING RESTRICTION SET OUT BELOW.

United Kingdom Restrictions

THIS LETTER OF OFFER IS ONLY BEING DISTRIBUTED TO AND IS ONLY DIRECTED AT (I) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (II) TO INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) OR (III) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THE ORDINARY SHARES ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH ORDINARY SHARES WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS.

Designated Stock Exchange

The Designated Stock Exchange for the purposes of this Issue will be the Bombay Stock Exchange Limited.

Disclaimer Clause of the BSE

“Bombay Stock Exchange Limited (“the Exchange”) has given vide its letter dated September 5, 2008, permission to this Company to use the Exchange’s name in this Letter of Offer as one of the stock exchanges on which this companies securities are proposed to be listed. As the proposed rights Issue by the Company is in terms of clause 2.1.2A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, no draft letter of offer has been filed with the Exchange and hence no scrutiny of the same has been carried out by the Exchange for any purpose. Further, the Exchange’s permission to use the name of the Exchange as stated above, does not in any manner:

i.	warrant, certify or endorse the correctness or completeness of any of the contents of this Letter of Offer; or

ii.	warrant that this Company’s Securities issued pursuant to the rights issue will be listed or that the securities of the company will continue to be listed on the Exchange; or

iii.	take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed that this Letter of Offer has been cleared or approved by the Exchange. Every person who desires to apply for or otherwise acquires any Securities of this company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Exchange whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever”.

Every person who desires to apply for or otherwise acquire any securities of the Issuer may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Exchange whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Impersonation

As a matter of abundant caution, attention of the applicants is specifically drawn to the provisions of sub-section (1) of section 68A of the Companies Act which is reproduced below:

“Any person who makes in a fictitious name an application to a Company for acquiring, or subscribing for, any shares therein, or otherwise induces a Company to allot, or register any transfer of shares therein to him, or any other person in a fictitious name, shall be punishable with imprisonment for a term which may extend to five years”

Dematerialized dealing

The Company has entered into agreements dated December 9, 1997 and September 27, 1999 with National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited respectively, and its Ordinary Shares bear the ISIN INE155A01014. We have applied to NSDL and CDSL dated August 22, 2008 to allot an ISIN for the ‘A’ Ordinary Shares to be issued by the Company.

Listing

The existing Ordinary Shares are listed on the BSE and the NSE. The Company has made applications to the BSE and the NSE for permission to deal in and for an official quotation in respect of the Ordinary Shares and the ‘A’ Ordinary Shares being offered in terms of this Letter of Offer. The Company has received in-principle approvals from the BSE and the NSE by letters dated September 5, 2008 and September 12, 2008, respectively. The Company will apply to the BSE and the NSE for listing of the Ordinary Shares and ‘A’ Ordinary Shares to be issued pursuant to this Issue.

If the permission to deal in and for an official quotation of the securities is not granted by any of the Stock Exchanges mentioned above, the Company shall forthwith repay, without interest, all monies received from applicants in pursuance of this Letter of Offer. If such money is not paid within eight days after the Company becomes liable to repay it, then the Company and every Director of the Company who is an officer in default shall, on and from expiry of eight days, be jointly and severally liable to repay the money with interest as prescribed under the section 73 of the Act.

Consents

Consents in writing of the Auditors, Lead Managers, Legal Advisors, Monitoring Agency, Registrar to the Issue, Bankers to the Issue and Bankers to the Company to act in their respective capacities have been obtained and such consents have not been withdrawn up to the time of delivery of this Letter of Offer for registration with the stock exchanges.

Deloitte Haskins & Sells, the Auditors of the Company have given their written consent for the inclusion of their Report in the form and content as appearing in this Letter of Offer and such consents and reports have not been withdrawn up to the time of delivery of this Letter of Offer for registration with the stock exchanges.

Deloitte Haskins & Sells, have given their written consent for inclusion of tax benefits in the form and content as appearing in this Letter of Offer, accruing to the Company and its members.

To the best of the Company’s knowledge there are no other consents required for making this Issue. However, should the need arise, necessary consents shall be obtained by the Company.

Expert Opinion, if any

Except in “Auditor’s Report” and “Statement of Tax Benefits” on page F-1 and 34 of this Letter of Offer, no expert opinion has been obtained by the Company in relation to this Letter of Offer.

Issue Related Expenses

The Issue related expenses include, among others, fees of the Lead Managers, printing and distribution expenses, legal fees, advertisement expenses, underwriting commission and registrar and depository fees. The estimated Issue related expenses are as follows:

S.No.	Activity Expense	Amount (Rs. Million)	Percentage of Total Estimated Issue Expenditure	Percentage of Issue Size
1	Fees of the Lead Managers	103.8	19.26%	0.25%
2	Underwriting commission	298.6	55.43%	0.72%
3	Printing and stationery, distribution, postage, etc.	23.1	4.29%	0.06%
4	Advertisement and marketing expenses	35.0	6.50%	0.08%
5	Others Expenses (Registrar to the Issue, Legal Advisors, Auditors and other Advisors etc.)	78.2	14.52%	0.19%
	Total Estimated Issue Expenses	538.6	100.00%	1.30%

Fees Payable to the Lead Managers to the Issue

The fees payable to the Lead Managers to the Issue are set out in the engagement letter issued by the Company to the Lead Managers, copies of which are available for inspection at the registered office of the Company.

Previous Issues by the Company

The Company has not undertaken any previous public or rights issue of Ordinary Shares during the last five years.

Date of listing and delisting on the Stock Exchanges

The Ordinary Shares of the Company were first listed on the BSE in 1959. The Company’s Ordinary Shares were listed on the NSE in 1998. The Company delisted its Ordinary Shares from the Madhya Pradesh Stock Exchange Limited on October 18, 2007, the Ahmedabad Stock Exchange Limited on September 26, 2003, the Bangalore Stock Exchange Limited on August 31, 2002, the Cochin Stock Exchange Limited on September 1, 2003, the Delhi Stock Exchange Association Limited on September 22, 2003, the Hyderabad Stock Exchange Limited on September 1, 2003, the Ludhiana Stock Exchange Association Limited on August 28, 2003, the Madras Stock Exchange Limited on December 22, 2004, the Pune Stock Exchange Limited on September 5, 2003, the Uttar Pradesh Stock Exchange Association Limited on March 31, 2003 and Calcutta Stock Exchange Association Limited on March 14, 2007. American Depositary Shares representing Ordinary Shares are listed on the New York Stock Exchange. Our Foreign Currency Convertible Notes and Convertible Alternative Reference Securities are listed on the Singapore Stock Exchange.

Outstanding Debentures or Bonds and Preference Shares

The Company has not issued any debentures, bonds or preference shares other than those mentioned in the sections on “Capital Structure” and “Description of Certain Indebtedness” on pages 15 and 166 of the Letter of Offer.

Option to Subscribe

Other than as disclosed in Note 7 of the “Capital Structure – Notes to Capital Structure” on page 20 of the Letter of Offer, the Company has not given any person any option to subscribe to the Ordinary Shares of the Company.

Credit Rating

The issue of Securities under this Issue does not require credit rating. The details of the credit rating for the various debt programmes of the Company for the last three years and the current year (up to August 31, 2008) by various credit rating agencies are as under:

ICRA

Month of Rating/Change in Rating/Instrument	Rs. 40 Billion Fund Based Bank Limit	Rs. 20 Billion Non - Fund Based Bank Limit	Rs. 4.5 Billion NCD Programme	Rs. 2.5 Billion NCD Programme	Rs. 30 Billion Short Term Debt Programme

April 2008	LAA (Watch Negative)	A1+	LAA (Watch Negative)	*	A1+
March 2008	LAA (Watch Negative)	A1+	LAA (Watch Negative)	LAA (Watch Negative)	A1+
January 2008	LAA+ (Watch Negative)	A1+	LAA+ (Watch Negative)	LAA+(Watch Negative)	A1+
October 2007	LAA+	A1+	LAA+	LAA+	A1+
September 2007	—	—	LAA+	LAA+	A1+ (enhanced from Rs. 20 billion)
July 2007	—	—	LAA+	LAA+	A1+ (enhanced from Rs. 12 billion)
September 2004	—	—	LAA+	LAA+	A1+

*	Withdrawn on redemption

CRISIL

Month of Rating/Change in Rating/Instrument	Rs. 40 Billion Cash Credit Limit	Rs. 20 Billion Non-Fund Based Limit	Rs. 30 Billion Short Term Debt Programme	Rs. 0.50 Billion NCD issue
March 2008	AA-/ Stable	P1+	P1+	*
January 2008	AA+/ Watch Negative	P1+	P1+	AA+/ Watch Negative
September 2007	AA+/ Stable	P1+	P1+	AA+/ Stable
July 2007	—	—	P1+ (enhanced from Rs. 18 billion)	AA+/ Stable
August 2006			P1+ (enhanced from Rs. 12 billion)	AA+/ Stable

*	Withdrawn on redemption

Standard and Poor’s

Year/ Instrument	Senior Unsecured Foreign Currency	Corporate Credit Rating
April 2008	BB/ Watch Negative	BB/ Watch Negative
January 2008	BB+/ Watch Negative	BB+/ Watch Negative
July 2007	BB+	BB+/ Stable
December 2006	BB+	BB+/ Stable
February 2006	BB Stable	BB Stable
September 2005	—	BB Stable

Moody’s

Year/ Instrument	Corporate Family Rating
June 2008	Ba2 / Negative
January 2008	Ba1 / Watch Negative
June 2005	Ba1 / Stable
April 2005	Ba2 / Watch Positive

Outstanding Instruments

The Company currently has the following Foreign Currency Convertible Notes outstanding as on August 31, 2008:

•

2,410 – Zero Coupon Convertible Notes (due 2009) of US$ 1000 each, aggregating US$ 2.4 million issued in April 2004 convertible into 184,397 Ordinary Shares/ADSs at an initial conversion price of Rs. 573.106 per share at any time upto March 28, 2009 at the option of the Note holders.

•

300,000 – 1% Convertible Notes (due 2011) of US$ 1000 each, aggregating US$ 300 million issued in April 2004 convertible into 168,56,740 Ordinary Shares/ ADSs at an initial conversion price of Rs. 780.400 per share at any time upto March 28, 2011 at the option of the Note holders.

•

1,176 – Zero Coupon Convertible Notes (due 2011) of JP¥ 10,000,000 each, aggregating JP¥ 11,760,000,000 (equivalent US$ 100 million) issued in March 2006 convertible into 44,14,916 Ordinary Shares/ADSs at an initial conversion price of Rs. 1,001.39 per share at any time upto February 19, 2011 at the option of the Note holders.

•

4,900 – Zero Coupon Convertible Alternative Reference Securities (due 2012) of US$ 100,000 each aggregating US$ 490 million issued in July 2007 convertible into 20,697,115 Ordinary Shares/ ADSs at an initial conversion price Rs. 960.96 per share or such number of Qualified Securities in accordance with the issue terms, at any time between October 11, 2011 to June 12, 2012 at the option of the Note holders.

Pursuant to this rights issuance and the anti-dilution provisions in the terms of the issue of all the above notes, additional securities would be issued on exercise of conversion option by the note holders.

Stock Market Data for Ordinary Shares

Our Ordinary Shares are currently listed on the BSE and the NSE. Our Ordinary Shares are actively traded on the BSE and the NSE, and the stock market data has been given separately for each of these Stock Exchanges.

Our Ordinary Shares have been voluntarily delisted from the Madhya Pradesh Stock Exchange Limited, the Ahmedabad Stock Exchange Limited, the Bangalore Stock Exchange Limited, the Cochin Stock Exchange Limited, the Delhi Stock Exchange Association Limited, the Hyderabad Stock Exchange Limited, the Ludhiana Stock Exchange Association Limited, the Madras Stock Exchange Limited, the Pune Stock Exchange Limited and the Uttar Pradesh Stock Exchange Association Limited. American Depositary Shares representing Ordinary Shares are listed on the New York Stock Exchange. Our Foreign Currency Convertible Notes are listed in the Singapore Stock Exchange. For more details on the listings and delistings of our Ordinary Shares, and international listings see “Statutory and Other Information – Date of Listing and Delisting on the Stock Exchanges” above on page 233 of this Letter of Offer.

The high and low and average prices recorded on the BSE and the NSE for the preceding three years and the number of Ordinary Shares traded on the days the high and low prices were recorded are stated as under:

BSE

Year Ending March 31	High (Rs.)	Date of High	Volume on date of high (no. of Ordinary Shares)	Low (Rs.)	Date of Low	Volume on date of low (no. of Ordinary Shares)	Average price in Rs. for the year
2006	939.00	March 20, 2006	491,251	406.20	April 5, 2005	917,450	560.22
2007	985.35	May 9, 2006	1,366,693	658.05	July 19, 2006	990,145	840.68
2008	830.40	October 11, 2007	494,826	606.35	March 17, 2008	163,878	716.59

Source: www.bseinida.com

NSE

Year Ending March 31	High (Rs.)	Date of High	Volume on date of high (no. of Ordinary Shares)	Low (Rs.)	Date of Low	Volume on date of low (no. of Ordinary Shares)	Average price in Rs. for the year
2006	941.35	March 20, 2006	1,644,573	406.40	April 5, 2005	2,345,993	560.37
2007	986.25	May 9, 2006	2,991,437	659.20	July 19, 2006	2,235,322	840.87
2008	830.55	October 11, 2007	1,556,887	609.40	March 17, 2008	772,893	716.63

Source: www.nseindia.com

The high and low prices and volume of Ordinary Shares traded on the respective dates during the last 6 months are stated as under:

BSE

Month, Year	High Rs.	Date of High	Volume on date of high (no. of shares)	Low Rs.	Date of Low	Volume on date of low (no. of shares)	Average price in Rs. for the month
March, 2008	702.65	March 5, 2008	1544,33	606.35	March 17, 2008	163,878	656.95
April, 2008	662.20	April 30, 2008	179,620	613.25	April 16, 2008	113,045	630.21
May, 2008	690.45	May 2, 2008	153,489	576.90	May 30, 2008	201,306	656.32
June, 2008	570.30	June 3, 2008	188,199	426.50	June 30, 2008	186,922	507.75
July, 2008	454.00	July 24, 2008	104,926	374.00	July 8, 2008	183,020	408.89
August, 2008	460.00	August 11, 2008	158,198	391.00	August 1, 2008	214,562	426.59

Source: www.bseinida.com

NSE

Month, Year	High Rs.	Date of High	Volume on date of high (no. of shares)	Low Rs.	Date of Low	Volume on date of low (no. of shares)	Average price in Rs. for the month
March, 2008	704.35	March 5, 2008	648,476	609.40	March 17, 2008	772893	657.29
April, 2008	664.50	April 30, 2008	886,011	612.70	April 4, 2008	728,181	630.44
May, 2008	691.55	May 2, 2008	972,645	575.70	May 30, 2008	1,183,110	656.26
June, 2008	570.45	June 3, 2008	499,024	426.05	June 30, 2008	766,826	507.69
July, 2008	451.70	July 24, 2008	399,064	373.50	July 8, 2008	1,116,691	409.35
August, 2008	457.00	August 11, 2008	731,570	389.25	August 4, 2008	465,366	426.35

Source: www.nseindia.com

The market price of Ordinary Shares was Rs. 428.80 on the BSE on September 4, 2008 the trading day immediately following the day the Committee of Directors met to finalize the offer price for the issue was held.

The market price of Ordinary Shares was Rs. 427.30 on the NSE on September 4, 2008 the trading day immediately following the day the Committee of Directors met to finalize the offer price for the issue was held.

There have not been any transactions in Ordinary Shares by the Promoter, the Tata Companies and directors of the Promoter during the last six months from the date of this Letter of Offer other than those mentioned in the section “Capital Structure” on page 15 of the Letter of Offer.

Important:

•

This Issue is pursuant to the resolution passed by the Board of Directors at its meetings held on May 28, 2008 and August 20, 2008 and by the Committee of Directors at its meeting held on September 2, 2008.

•

This Issue is applicable to those Ordinary Shareholders whose names appear as beneficial owners as per the list to be furnished by the depositories in respect of the shares held in the electronic form and on the Register of Members of the Company at the close of business hours on the Record Date i.e. September 16, 2008, after giving effect to the valid share transfers lodged with the Company upto the Record Date i.e. September 16, 2008.

•	Your attention is drawn to the section entitled “Risk Factors” appearing on page xii of this Letter of Offer/Abridged Letter of Offer.

•	Please ensure that you have received the Composite Application Forms (“CAFs”) with this Letter of Offer/Abridged Letter of Offer.

•

Please read the Letter of Offer and the instructions contained therein and in the CAFs carefully before filling in the CAFs. The instructions contained in the CAF are each an integral part of this Letter of Offer and must be carefully followed. An application is liable to be rejected for any non-compliance of the provisions contained in the Letter of Offer or the CAFs.

•

All enquiries in connection with the Letter of Offer or CAFs should be addressed to the Registrar to the Issue, quoting the Registered Folio number/ DP and Client ID number and the CAFs’ numbers as mentioned in the CAFs.

•

All information shall be made available to the Investors by the Lead Managers and the Issuer, and no selective or additional information would be available by them for any section of the Investors in any manner whatsoever including at road shows, presentations, in research or sales reports, etc.

•	The Lead Managers and the Company shall update the Letter of Offer and keep the public informed of any material changes till the listing and trading commences.

Issue Schedule

Issue Opening Date:	September 29, 2008
Last date for receiving requests for split forms:	October 10, 2008
Issue Closing Date:	October 20, 2008

The Board may however decide to extend the issue period as it may determine from time to time but not exceeding 30 days from the Issue Opening Date.

Allotment Advices / Refund Orders

The Company will issue and dispatch share certificates/demat credit and/ or letters of regret along with refund order or credit the allotted securities to the respective beneficiary accounts, if any, within a period of fifteen (15) days from the Issue Closing Date. If such money is not repaid within eight days from the day the Company becomes liable to pay it, the Company shall pay that money with interest as stipulated under Section 73 of the Act.

Applicants residing in the 68 cities specified by SEBI pursuant to its circular dated February 1, 2008, will get refunds through ECS (Electronic Clearing Service) only except where applicants are otherwise disclosed as applicable/eligible to get refunds through direct credit and RTGS provided the MICR details are recorded with the depositories or the Company.

In case of those applicants who have opted to receive their Rights Entitlement in dematerialized form using electronic credit under the depository system, an advice regarding their credit of the Ordinary Shares/’A’ Ordinary Shares shall be given separately. Applicants to whom refunds are made through electronic transfer of funds will be sent a letter through certificate of posting intimating them about the mode of credit of refund within a period of fifteen (15) days from the Issue Closing Date.

In case of those applicants who have opted to receive their Rights Entitlement in physical form, the Company will issue the corresponding share certificates under Section 113 of the Companies Act or other applicable provisions, if any.

Any refund order exceeding Rs. 1,500 would be sent by registered post/speed post to the sole/first applicant’s registered address. Refund orders up to the value of Rs. 1,500 would be sent under certificate of posting. Such refund orders would be payable at par at all places where the applications were originally accepted. The same would be marked ‘Account Payee only’ and would be drawn in favour of the sole/first applicant. Adequate funds would be made available to the Registrar to the Issue for this purpose.

Investor Grievances and Redressal System

The Company has adequate arrangements for redressal of Investor complaints. Well-arranged correspondence system developed for letters of routine nature. The share transfer and dematerialization for the Company is being handled by in-house registrar and share transfer agent. Letters are filed category wise after having attended to. Redressal norm for response time for all correspondence including shareholders complaints is within 15 days.

The contact details of the share registrars are:

Intime Spectrum Registry Limited

C 13, Pannalal Silk Mills Compound,

LBS Marg, Bhandup (West),

Mumbai 400 078

Tel: (91 22) 2596 7796

Toll Free: 1800 22 7796

Fax: (91 22) 2596 0328

Email: tml-rights@intimespectrum.com

Contact Person: Mr. Vishwas Attavar

Status of Complaints

(a)	Total number of complaints received during last financial year (2007-2008): 72

(b)	No. of shareholders complaints as of April 1, 2008: Nil

(c)	Total number of complaints received during current financial year (2008-2009): 6

(d)	Status of the complaints:

Replied – 5

Pending – 1

(e)	Time normally taken by it for disposal of various types of Investor grievances: 15 days

Investor Grievances arising out of this Issue

The Company’s investor grievances arising out of the Issue will be handled by Intime Spectrum Registry Limited, who is the Registrar to the Issue. The Registrar will have a separate team of personnel handling only post-Issue correspondence.

The agreement between the Company and the Registrar will provide for retention of records with the Registrar for a period of at least one year from the last date of dispatch of Allotment Advice/ share certificate / refund order to enable the Registrar to redress grievances of Investors.

All grievances relating to the Issue may be addressed to the Registrar to the Issue giving full details such as folio no., name and address, contact telephone / cell numbers, email id of the first applicant, number and type of shares applied for, Application Form serial number, amount paid on application and the name of the bank and the branch where the application was deposited, along with a photocopy of the acknowledgement slip. In case of renunciation, the same details of the Renouncee should be furnished.

The average time taken by the Registrar for attending to routine grievances will be 15 days from the date of receipt. In case of non-routine grievances where verification at other agencies is involved, it would be the endeavour of the Registrar to attend to them as expeditiously as possible. The Company undertakes to resolve the Investor grievances in a time bound manner.

Investors may contact the Compliance Officer in case of any pre-Issue/ post -Issue related problems such as non-receipt of allotment advice/share certificates/ demat credit/refund orders etc. His address is as follows:

Mr. H K Sethna

Company Secretary

Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001

Tel: (91 22) 6665 7824/7816

Fax: (91 22) 6665 7260

Email: inv_rel@tatamotors.com

Changes in Auditors during the last three years

The Company has not changed its auditors in the last three years.

Capitalisation of Reserves or Profits

Year	Number of Shares issued	Paid-up per share (Rs.)	Total Amount	Remarks
1976-1977	314,976	100	31,497,600	Bonus Shares issued in the ratio of 1:5.
1981-1982	1,169,199	100	116,919,900	Bonus Shares issued in the ratio of 2:5.
1995-1996	86,049,140	10	860,491,400	Bonus Shares issued in the ratio 3:5

Revaluation of Fixed Assets

In terms of the scheme of amalgamation sanctioned by the order of the High Court of Bombay dated June 29, 2005 between Telco Dadajee Dhackjee Limited and the Company, a revaluation reserve of Rs. 268.2 million were recorded in the Company’s books as on April 1, 2005.

Except as stated above, there has been no revaluation of the Issuer’s fixed assets in the last five years.

Minimum Subscription

If the Company does not receive minimum subscription of 90% of the Issue (separately for Ordinary Shares and ‘A’ Ordinary Shares) including devolvement of Underwriters, the Company shall forthwith refund the entire subscription amount received in respect of the Ordinary Shares or the ‘A’ Ordinary Shares, as the case may be, within 15 days from the Issue Closing Date. If there is a delay in the refund of subscription by more than eight days after the Company becomes liable to pay the subscription amount (i.e. 15 days after closure of the Issue), the Company will pay interest for the delayed period at prescribed rates in Section 73 of the Companies Act, 1956.

Additional Subscription by the Promoter

The Promoter, Tata Steel and Tata Industries Limited have confirmed, by their letters dated September 18, 2008 that they intend to subscribe to the full extent of their entitlement of Ordinary Shares and ‘A’ Ordinary Shares in the Issue. The Promoter and the Tata Companies reserve their right to subscribe to their entitlement and/or apply for additional Ordinary Shares and ‘A’ Ordinary Shares in the Issue, either by themselves or a combination of entities controlled by them, including by subscribing for renunciation, if any, made by other Tata Companies.

The Promoter has also, by its above letter confirmed that in addition to the subscription to the Ordinary Shares as stated above, the Promoter shall subscribe to, and/or make arrangements as stated in Note 12 of the “Capital Structure – Notes to Capital Structure” on page 20 of this Letter of Offer for the subscription of, additional Ordinary Shares in the Issue to the extent of any unsubscribed portion of the issue of Ordinary Shares as per the relevant provisions of law.

As a result of subscription to their entitlement and any unsubscribed portion and consequent allotment, the Promoter/Tata Companies may acquire Ordinary Shares over and above their entitlement in the Issue, which may result in an increase of the Promoter’s/Tata Companies shareholding in the Company. This subscription and acquisition of such additional Ordinary Shares by the Promoter/Tata Companies, if any, will not result in change of control of the management of the Company and shall be exempt in terms of the proviso to Regulation 3(1)(b)(ii) of the Takeover Code. As such, other than meeting the requirements indicated in the section on “Objects of the Issue” on page 23 of this Letter of Offer, there is no other intention/purpose for this Issue, including any intention to delist the Company, even if, as a result of allotments to the Promoter/Tata Companies, in this Issue, their shareholding in the Company exceeds their current shareholding. Allotment to the Promoter of any unsubscribed portion of Ordinary Shares, over and above its entitlement shall be done in compliance with the listing agreements and other applicable laws prevailing at that time relating to continuous listing requirements.

The Company hereby confirms that, in case the Issue is completed with the Promoter and/or the Tata Companies subscribing to Ordinary Shares over and above its entitlement, the public shareholding in the Company after the Issue will not fall below the minimum level of public shareholding as specified in the listing conditions or listing agreement.

TERMS OF THE PRESENT ISSUE

The Ordinary Shares and the ‘A’ Ordinary Shares (collectively, the “Securities”), proposed to be issued on rights basis, are subject to the terms and conditions contained in this Letter of Offer, the Abridged Letter of Offer, the enclosed Composite Application Forms (“CAFs”), the Memorandum and Articles of Association of the Company, the provisions of the Act, the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001 (the “DVR Rules”), the guidelines issued by SEBI, guidelines, notifications and regulations for issue of capital and for listing of securities issued by Government of India, the RBI and/or other statutory authorities and bodies from time to time, terms and conditions as stipulated in the allotment advice or security certificate and rules as may be applicable and introduced from time to time.

Authority for the Issue

This simultaneous but unlinked Issue of the Ordinary Shares and the ‘A’ Ordinary Shares is being made pursuant to resolutions passed by the Board of Directors of the Company under Section 81(1) of the Companies Act at its meetings held on May 28, 2008 and August 20, 2008 and pursuant to resolution passed by the Committee of Directors at its meeting held on September 2, 2008. The issue of the ‘A’ Ordinary Shares has been authorized by the shareholders of the Company by a postal ballot dated July 14, 2008 in accordance with the DVR Rules.

The Company has, pursuant to its letter dated August 25, 2008, sought a confirmation from the FIPB that no approval of the FIPB is required for the Company to undertake a rights issue of its Ordinary Shares and ‘A’ Ordinary Shares to its existing shareholders, including persons resident outside India, such as foreign institutional investors and non-resident Indians, with a right to renounce and the FIPB response is awaited.

The Company has, pursuant to its letter dated September 8, 2008, sought a waiver from SEBI for making a new listing application under Regulation 19(4) of the SCRR for the ‘A’ Ordinary Shares.

The RBI has by its letter dated September 17, 2008 permitted renunciation of rights entitlement in this Issue by a Shareholder of the Company resident in/outside India (excluding OCBs) to any person resident outside India subject to the conditions prescribed therein, including the applicable guidelines on pricing.

Any renunciation other than as stated above is subject to the renouncer(s)/renouncee(s) obtaining the approval of the FIPB and/or necessary permission of the RBI under the FEMA and such permissions should be attached to the CAF. Applications not accompanied by the aforesaid approvals are liable to be rejected.

Basis for the Issue

The Securities are being offered for subscription for cash to those existing Ordinary Shareholders of the Company whose names appear as beneficial owners as per the list to be furnished by the Depositories in respect of the Ordinary Shares held in dematerialized form and on the register of members of the Company in respect of the Ordinary Shares held in physical form at the close of business hours on the Record Date, i.e., September 16, 2008, fixed in consultation with the Stock Exchanges.

Rights Entitlement

As your name appears as beneficial owner in respect of Ordinary Shares held in the electronic form or appears in the register of members as an Ordinary Shareholder of the Company as on the Record Date, i.e., September 16, 2008, you are entitled to the number of Securities as set out in Part A of the enclosed CAFs. Separate CAFs are being despatched for Ordinary Shares and ‘A’ Ordinary Shares. For further details, see “Terms of the Present Issue – Procedure for Application” on page 248 of this Letter of Offer.

The eligible Ordinary Shareholders are entitled to apply for either or both of the following:

•	One Ordinary Share for every six Ordinary Shares held on the Record Date; and

•	One ‘A’ Ordinary Share for every six Ordinary Shares held on the Record Date.

PRINCIPAL TERMS OF THE SECURITIES

ORDINARY SHARES

Face Value

Each Ordinary Share shall have the face value of Rs. 10.

Issue Price

Each Ordinary Share shall be offered at an Issue Price of Rs. 340 for cash including a premium of Rs. 330 per Ordinary Share.

Entitlement Ratio

The Ordinary Shares are being offered on a rights basis to the existing Ordinary Shareholders of the Company in the ratio of one Ordinary Share for every six Ordinary Shares held on the Record Date.

Fractional Entitlements

For Ordinary Shares being offered on a rights basis under this Issue, if the shareholding of any of the Ordinary Shareholders is less than six Ordinary Shares or is not in the multiple of six, the fractional entitlement of such holders shall be ignored. Ordinary Shareholders whose fractional entitlements are being ignored would be given preference in allotment of one additional Ordinary Share each, if they apply for additional Ordinary Shares.

Ordinary Shareholders who hold less than six Ordinary Shares and therefore entitled to zero Ordinary Shares under this Issue shall be dispatched a CAF with nil entitlement. Such Ordinary Shareholders are entitled to apply for additional Ordinary Shares and would be given preference in allotment of one additional Ordinary Share each, if they apply for additional Ordinary Shares. However, they cannot renounce the same in favour of third parties. The CAF with nil entitlement will be non-negotiable/non-renounceable.

Terms of Payment

The full amount of Rs. 340 per Ordinary Share is payable on application.

The payment towards the Ordinary Shares offered will be applied as under:

Rs. 10 per Ordinary Share	towards Share Capital
Rs. 330 per Ordinary Share	towards Securities Premium Account

Ranking

The Ordinary Shares to be issued pursuant to the Issue shall rank pari passu with the existing Ordinary Shares of the Company.

Rights of Ordinary Shareholders

Subject to applicable laws, the Ordinary Shareholders shall have the following rights:

•

Right to receive dividend, if declared and at such rate as declared for Ordinary Shares. The ‘A’ Ordinary Shareholders will receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year (i.e. the aggregate dividend paid on each ‘A’ Ordinary Share in any financial year will be Re. 0.50 more than the aggregate dividend paid on each Ordinary Share);

•

Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act) and exercise voting powers, unless prohibited by law.

If any resolution at any such meeting is put to vote by a show of hands, each Ordinary Shareholder shall be entitled to one vote. If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each Ordinary Shareholder shall be entitled to one vote for every Ordinary Share held;

For the avoidance of doubt, the class of Ordinary Shareholders shall include Ordinary Shareholders and ‘A’ Ordinary Shareholders.

•	The right to vote as aforesaid may be exercised by the Ordinary Shareholders in person or by proxy;

•

Right to receive offers for rights shares and be allotted bonus shares, if announced. Please note that Ordinary Shareholders shall be entitled only to further Ordinary Shares and that such a rights or bonus issue shall be made to ‘A’ Ordinary Shareholders in the same proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue;

•	Right to receive surplus on liquidation;

•	Right to free transferability of Ordinary Shares; and

•	Such other rights as may be available to an Ordinary Shareholder of a listed public company under the Companies Act and Articles of Association.

For a detailed description of the main provisions of the Company’s Articles of Association dealing with voting rights, dividends, transfer and transmission, and/or consolidating/splitting, see “Main Provisions of Articles of Association” on page 271 of this Letter of Offer.

‘A’ ORDINARY SHARES

Face Value

Each ‘A’ Ordinary Share shall have the face value of Rs. 10.

Issue Price

Each ‘A’ Ordinary Share shall be offered at an Issue Price of Rs. 305 for cash including a premium of Rs. 295 per ‘A’ Ordinary Share.

Entitlement Ratio

The ‘A’ Ordinary Shares are being offered on a rights basis to the existing Ordinary Shareholders of the Company in the ratio of one ‘A’ Ordinary Share for every six Ordinary Shares held on the Record Date.

Fractional Entitlements

For ‘A’ Ordinary Shares being offered on a rights basis under this Issue, if the shareholding of any of the Ordinary Shareholders is less than six Ordinary Shares or is not in the multiple of six, the fractional entitlement of such holders shall be ignored. Ordinary Shareholders whose fractional entitlements are being ignored would be given preference in allotment of one additional ‘A’ Ordinary Share each, if they apply for additional ‘A’ Ordinary Shares.

Ordinary Shareholders who hold less than six Ordinary Shares and therefore entitled to zero ‘A’ Ordinary Shares under this Issue shall be dispatched a CAF with nil entitlement. Such Ordinary Shareholders are entitled to apply for additional ‘A’ Ordinary Shares would be given preference in allotment of one additional ‘A’ Ordinary Share each, if they apply for additional ‘A’ Ordinary Shares. However, they cannot renounce the same in favour of third parties. The CAF with nil entitlement will be non-negotiable/non-renounceable.

Terms of Payment

The full amount of Rs. 305 per ‘A’ Ordinary Share is payable on application.

The payment towards the ‘A’ Ordinary Shares offered will be applied as under:

Rs. 10 per ’A’ Ordinary Share	towards Share Capital
Rs. 295 per ’A’ Ordinary Share	towards Securities Premium Account

Ranking

The ‘A’ Ordinary Shares to be issued pursuant to the Issue shall rank pari passu with the existing Ordinary Shares and the Ordinary Shares to be issued pursuant to the Issue, except as stated below.

Rights of ‘A’ Ordinary Shareholders

Subject to applicable laws, the ‘A’ Ordinary Shareholders shall have the following rights:

•

Right to receive dividend, if declared. The ‘A’ Ordinary Shareholders will receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year (i.e. the aggregate dividend paid on each ‘A’ Ordinary Share in any financial year will be Re. 0.50 more than the aggregate dividend paid on each Ordinary Share.) There is no assurance that the Board will recommend dividend for Ordinary Shares or a financial year and it is clarified that for such financial year, the ‘A’ Ordinary Shareholders will also not receive any dividend;

•

Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act) and exercise voting powers, unless prohibited by law.

If any resolution at any such meeting is put to vote by a show of hands, each ‘A’ Ordinary Shareholder shall be entitled to one vote, i.e., the same number of votes as available to holders of Ordinary Shares.

If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each ‘A’ Ordinary Shareholder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held. Fractional voting rights of ‘A’ Ordinary Shareholders shall be ignored. For example, if an ‘A’ Ordinary Shareholder holds 39 ‘A’ Ordinary Shares, he will be entitled to three votes. If an ‘A’ Ordinary Shareholder holds less than ten Ordinary Shares, he will not be entitled to vote on a poll.

For the avoidance of doubt, the class of Ordinary Shareholders shall include Ordinary Shareholders and ‘A’ Ordinary Shareholders.

•

The right to vote as aforesaid may be exercised by the ‘A’ Ordinary Shareholders in person or by proxy. The voting rights relating to the ‘A’ Ordinary Shares shall not vary and shall, at all times, be at the rate stated above;

•

The ‘A’ Ordinary Shareholders will mutatis mutandis enjoy all rights, and privileges that are enjoyed by Ordinary Shareholders in law and under the Articles of Association, except as to voting and dividend as aforesaid or as provided in the Articles of Association or as may be permitted under applicable law from time to time. Particularly, the ‘A’ Ordinary Shareholders shall have the following rights:

•

Right to receive offers for rights shares and be allotted bonus shares, if announced. Please note that ‘A’ Ordinary Shareholders shall be entitled only to further ‘A’ Ordinary Shares and that such a rights or bonus issue shall be made to ‘A’ Ordinary Shareholders in the same proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue;

•

In any scheme for amalgamation of the Company with or into any other entity which results in a share swap or exchange, ‘A’ Ordinary Shareholders shall receive allotment as per the terms of such scheme and as far as possible receive shares with differential rights to voting or dividend of such other entity;

•

Where an offer is made to purchase the outstanding shares or voting rights or equity capital or share capital or voting capital of the Company in accordance with the Takeover Code and other applicable laws, the ‘A’ Ordinary Shareholders shall have the right to receive an offer to purchase his ‘A’ Ordinary Shares in the same proportion as offered to the Ordinary Shareholders.

For example, where an offer is made under the Takeover Code to purchase 20 per cent of the outstanding shares or voting rights or equity capital or share capital or voting capital of the Company, such offer shall also include an offer for 20 per cent of the outstanding Ordinary Shares and 20 per cent of the outstanding ‘A’ Ordinary Shares.

Further, the pricing guidelines as specified under the Takeover Code or any other applicable laws in respect of offer for Ordinary Shares shall mutatis mutandis apply to an offer for ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. The floor price for the Ordinary Shares and the floor price for the ‘A’ Ordinary Shares shall be determined in accordance with Takeover Code. All consideration to be received by the ‘A’ Ordinary Shareholders in accordance with any such offer shall be paid in the same form and at the same time as that to be received by Ordinary Shareholders.

For the purposes of the Takeover Code, the terms “shares”, “voting” rights”, “equity capital”, “share capital” or “voting capital” shall mean and include Ordinary Shares and ‘A’ Ordinary Shares.

•

Where the promoters (as provided in the last quarterly filing with the stock exchanges prior to making the offer) or any other acquirer of the Company proposes at any time to voluntarily delist the securities of the Company in accordance with the SEBI (Delisting of Securities) Guidelines, 2003 (hereinafter the Delisting Guidelines) or any other applicable law from the stock exchanges on which such securities are listed, both the Ordinary Shareholders and the ‘A’ Ordinary Shareholders shall have the right to receive an offer in terms of the Delisting Guidelines. The pricing guidelines as specified under the Delisting Guidelines or any other applicable laws in respect of offer for Ordinary Shares shall mutatis mutandis apply to an offer for ‘A’ Ordinary Shares. The respective floor prices and discovered prices of the Ordinary Shares and the ‘A’ Ordinary Shares shall be determined in accordance with the Delisting Guidelines separately for the Ordinary Shares and the ‘A’ Ordinary Shares. In the event the respective exit prices of the Ordinary Shares and the ‘A’ Ordinary Shares are at different percentage premiums over their respective floor prices, the exit price of the Security that is a lower percentage premium shall be adjusted such that the percentage premium for that Security over its floor price equals the percentage premium for the other Security over its floor price.

•

Where the Company makes an offer to purchase the securities of the Company in accordance with the SEBI (Buy-Back) of Securities Regulations, 1998 and other applicable laws, the ‘A’ Ordinary Shareholders shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the Ordinary Shareholders;

•	Right to receive surplus on liquidation as available to Ordinary Shares and in the proportion of Ordinary Shares to ‘A’ Ordinary Shares;

•	Right to free transferability of ‘A’ Ordinary Shares; and

•

The ‘A’ Ordinary Shares will not be convertible into Ordinary Shares at any time. The ‘A’ Ordinary Shares will not at any time exceed 25% of the total issued Ordinary Share Capital (including ‘A’ Ordinary Share Capital) of the Company.

•	Such other rights as may be available to an Ordinary Shareholder of a listed public company under the Companies Act and Articles of Association.

Any alteration of the rights of the ‘A’ Ordinary Shareholders as provided in Article 67A of the Articles of Association, which is detrimental to the interests of the ‘A’ Ordinary Shareholders, is required to be approved by not less than three-fourths of the holders of the outstanding ‘A’ Ordinary Shares present and voting. For the purpose of conducting a vote as aforesaid, the Company will call a separate meeting of the ‘A’ Ordinary Shareholders or undertake a postal ballot of the ‘A’ Ordinary Shareholders.

This is the first issuance of ‘A’ Ordinary Shares by the Company and, there are few comparable instances of issuances of equity shares with differential rights as to voting and dividend by Indian listed companies of our market capitalization and size. The implementation of the rights pertaining to ‘A’ Ordinary Shares has not been demonstrated nor is there any regulatory or judicial guidance in relation to these rights. In the event any regulatory or judicial authority were to issue guidance in relation to equity shares with differential rights as to voting and dividend by Indian listed companies, the terms of the Issue, including the rights of the ‘A’ Ordinary Shareholders, may have to be varied. In addition, as per a press release dated August 29, 2008 released by the Government of India, the Companies Bill, 2008 proposes to introduce certain amendments to the regulatory regime governing shares with differential rights as to dividend and / or voting rights, which may adversely affect the rights of the holders of the ‘A’ Ordinary Shares. However, the Companies Bill, 2008 has not been placed before the Parliament as yet and the actual provisions of the Companies Bill, 2008 could be different from those described in the aforesaid press release. See also, “Risk Factors – Risks associated with the ‘A’ Ordinary Shares” on page xxx of this Letter of Offer.

GENERAL TERMS OF THE ISSUE

Market lot

The Ordinary Shares are tradable only in dematerialized form. The market lot for Ordinary Shares in dematerialised mode is one. In case of holding of Ordinary Shares in physical form, the Company would issue to the allottees one certificate each for the Ordinary Shares allotted to each folio (a “Consolidated Certificate”).

The ‘A’ Ordinary Shares will be tradable only in dematerialized form. The market lot for the ‘A’ Ordinary Shares will be one. In case of holding of ‘A’ Ordinary Shares in physical form, the Company would issue to the allottees one certificate each for the ‘A’ Ordinary Shares allotted to each folio (a “Consolidated Certificate”).

Joint Holders

Where two or more persons are registered as the holders of any Ordinary Shares/’A’ Ordinary Shares, they shall be deemed to hold the same as joint tenants with the benefit of survivorship subject to the provisions contained in the Articles.

Nomination

In terms of Section 109A of the Act, nomination facility is available in case of each of the Securities, namely, Ordinary Shares and ‘A’ Ordinary Shares. In the case of Securities held in physical form, fresh nominations can be made only in the prescribed form available on request at the registered office of the Company or with TSR Darashaw Limited, the Registrar and Transfer Agents of the Company. In the case of Securities in electronic mode, fresh nominations can be made by recording the same with the DP in the prescribed form.

In case of individuals, a sole, or the first named, holder of the Securities, along with other holders of the Securities, if any, may nominate any person(s) who, in the event of the death of the sole holder or all the joint-holders, as the case may be, shall become entitled to the Securities. A person, being a nominee, becoming entitled to the Securities by reason of the death of the original holder of the Securities, shall be entitled to the same advantages to which he would be entitled if he were the registered holder of such Security. Where the nominee is a minor, the holder of Securities may also make a nomination to appoint, in the prescribed manner, any person to become entitled to the Securities, in the event of death of the said holder, during the minority of the nominee. A nomination shall stand rescinded upon the sale of the Securities by the person nominating. A transferee will be entitled to make a fresh nomination in the manner prescribed. When the Security is held by two or more persons, the nominee shall become entitled to receive the amount only on the demise of all the holders. In the case of Securities held in physical form, fresh nominations can be made only in the prescribed form available on request at the registered office of the Company or with TSR Darashaw Limited, the Registrar and Transfer Agents of the Company. In the case of Securities in electronic mode, fresh nominations can be made by recording the same with the DP in the prescribed form.

Only one nomination would be applicable for one folio. Hence, in case an Ordinary Shareholder has already registered a nomination with the Company, no further nomination needs to be made for Ordinary Shares that may be allotted in this Issue under the same folio.

In case the allotment of Securities is in dematerialised form, there is no need to make a separate nomination for the Securities to be allotted in this Issue. Nominations registered with respective Depositary Participant (“DP”) of the applicant would prevail. Any applicant desirous of changing the existing nomination is requested to inform its respective DP.

Notices

All notices to the Ordinary Shareholders and the ‘A’ Ordinary Shareholders holders required to be given by the Company shall be published in one English national daily newspaper, one Hindi national daily newspaper and one regional language daily newspaper with wide circulation in Mumbai and/or, will be sent by ordinary post/registered post/speed post to the registered holders of the Ordinary Shareholders and the ‘A’ Ordinary Shareholders from time to time.

Listing and Trading of the Securities

The Company’s existing Ordinary Shares are currently traded on the BSE and the NSE under the ISIN INE155A01014. The fully paid up Ordinary Shares proposed to be issued on a rights basis shall be listed and admitted for trading on the BSE and the NSE under the existing ISIN for fully paid up Ordinary Shares of the Company. The fully paid up Ordinary Shares allotted pursuant to this Issue will be listed as soon as practicable and all steps for completion of the necessary formalities for listing and commencement of trading at all Stock Exchanges where the Ordinary Shares are to be listed will be taken within seven working days of finalization of basis of allotment. The Company has received in-principle approval pursuant to clause 24(a) of the Listing Agreement from the BSE through its letter dated September 5, 2008 and from the NSE through its letter dated September 12, 2008.

The ‘A’ Ordinary Shares proposed to be issued on a rights basis shall be listed and admitted for trading on the BSE and the NSE, for which the Company has made applications to NSDL and CDSL for allotment of ISIN through letters dated August 22, 2008. The ‘A’ Ordinary Shares allotted pursuant to this Issue will be listed as soon as practicable and all steps for completion of the necessary formalities for listing and commencement of trading at all Stock Exchanges where the ‘A’ Ordinary Shares are to be listed will be taken within seven working days of finalization of basis of allotment. The Company has received in-principle approval pursuant to clause 24(a) of the Listing Agreement from the BSE through its letter dated September 5, 2008 and from the NSE through its letter dated September 12, 2008.

American Depositary Shares representing Ordinary Shares have been listed on the New York Stock Exchange since September 24, 2004. The Company does not intend to list the ‘A’ Ordinary Shares on the New York Stock Exchange.

The distribution of this Letter of Offer and the issue of Ordinary Shares and ‘A’ Ordinary Shares on a rights basis to persons in certain jurisdictions outside India may be restricted by legal requirements prevailing in those jurisdictions. In particular, the Securities have not been and will not be registered for sale in the United States and generally may not be sold within the United States or to US persons. See “Notice to Overseas Shareholders”.

The Company is making this issue of Ordinary Shares and ‘A’ Ordinary Shares on a rights basis only to the shareholders of the Company having valid Indian addresses.

Procedure for Application

The CAF for Ordinary Shares are printed on pink paper and the CAF for ‘A’ Ordinary Shares are printed on yellow paper for all Ordinary Shareholders.

In case the original CAF is not received by the applicant or is misplaced by the applicant, the applicant may request the Registrars to the Issue, for issue of a duplicate CAF, by furnishing the registered folio number, DP ID Number, Client ID Number and their full name and address.

Acceptance of the Issue

You may accept the Issue and apply for the Ordinary Shares and the ‘A’ Ordinary Shares offered, either in full or in part, by filling Part A of the respective CAFs enclosed and submit the same along with the application money payable to the Bankers to the Issue or any of the collection branches as mentioned on the reverse of the CAF before the close of the banking hours on or before the Issue Closing Date or such extended time as may be specified by the Board of Directors of the Company in this regard. Applicants at centers not covered by the branches of collecting banks can send their CAF together with the cheque drawn at par on a local bank at Mumbai/demand draft payable at Mumbai to the Registrar to the Issue by registered post. Such applications sent to anyone other than the Registrar to the Issue are liable to be rejected. For further details on the mode of payment, see “– Mode of Payment for Resident Ordinary Shareholders/Applicants” and “– Mode of Payment for Non-Resident Ordinary Shareholders/Applicants” on pages 266 and 267, respectively, of this Letter of Offer.

Option available to the Ordinary Shareholders

The CAF clearly indicates the number of Ordinary Shares and ‘A’ Ordinary Shares that the Ordinary Shareholder is entitled to.

If the Ordinary Shareholder applies for an investment in Ordinary Shares and/or ‘A’ Ordinary Shares, then he can:

•	Apply for his entitlement of Ordinary Shares and/or ‘A’ Ordinary Shares in part; or

•	Apply for his entitlement of Ordinary Shares and/or ‘A’ Ordinary Shares in part and renounce the other part of the Ordinary Shares and/or ‘A’ Ordinary Shares; or

•	Apply for his entitlement of Ordinary Shares and/or ‘A’ Ordinary Shares in full; or

•

Apply for his entitlement of Ordinary Shares and/or ‘A’ Ordinary Shares in full and apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares. Accordingly, an Ordinary Shareholder cannot apply for additional Ordinary Shares unless he has applied for his entitlement of Ordinary Shares in full. Similarly, an Ordinary Shareholder cannot apply for additional ‘A’ Ordinary Shares unless he has applied for his entitlement of ‘A’ Ordinary Shares in full.

Additional Ordinary Shares/’A’ Ordinary Shares

You are eligible to apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares over and above the number of Ordinary Shares or ‘A’ Ordinary Shares (as the case may be) you are entitled to, provided that you have applied for all the Ordinary Shares or the ‘A’ Ordinary Shares (as the case may be) offered without renouncing them in whole or in part in favour of any other person(s). Applications for additional Ordinary Shares and ‘A’ Ordinary Shares shall be considered and allotment shall be made at the sole discretion of the Board, in consultation if necessary with the Designated Stock Exchange and in the manner prescribed under “Basis of Allotment” on page 259 of this Letter of Offer.

If you desire to apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares, please indicate your requirement in the place provided for additional Securities in Part A of the CAF. The renouncees applying for all the Ordinary Shares and ‘A’ Ordinary Shares renounced in their favour may also apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares.

Where the number of additional Ordinary Shares and/or ‘A’ Ordinary Shares applied for exceeds the number available for allotment, the allotment would be made on a fair and equitable basis in consultation with the Designated Stock Exchange.

Renunciation

This Issue includes a right exercisable by you to renounce the Ordinary Shares and/or ‘A’ Ordinary Shares offered to you either in full or in part in favour of any other person or persons. Your attention is drawn to the fact that the Company shall not allot and/or register any Ordinary Shares and/or ‘A’ Ordinary Shares in favour of more than 3 persons (including joint holders), partnership firm(s) or their nominee(s), minors, HUF, any trust or society (unless the same is registered under the Societies Registration Act, 1860 or the Indian Trust Act 1882 or any other applicable law relating to societies or trusts and is authorized under its constitution or bye-laws to hold equity shares, equity shares with differential rights as to voting and/or dividend, as the case may be).

The RBI has by its letter dated September 17, 2008 permitted renunciation of rights entitlement in this Issue by a Shareholder of the Company resident in/outside India (excluding OCBs) to any person resident outside India subject to the conditions prescribed therein, including the applicable guidelines on pricing.

Any renunciation other than as stated above is subject to the renouncer(s)/renouncee(s) obtaining the approval of the FIPB and/or necessary permission of the RBI under the FEMA and such permissions should be attached to the CAF. Applications not accompanied by the aforesaid approvals are liable to be rejected.

By virtue of the Circular No. 14 dated September 16, 2003 issued by the RBI, Overseas Corporate Bodies (“OCBs”) have been derecognized as an eligible class of investors and the RBI has subsequently issued the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies (OCBs)) Regulations, 2003. Accordingly, the existing Ordinary Shareholders of the Company who do not wish to subscribe to the Ordinary Shares and/or ‘A’ Ordinary Shares being offered but wish to renounce the same in favour of renouncees shall not renounce the same (whether for consideration or otherwise) in favour of OCB(s).

Part ‘A’ of the CAF must not be used by any person(s) other than those in whose favour this offer has been made. If used, this will render the application invalid. Submission of the enclosed CAF to the Banker to the Issue at its collecting branches specified on the reverse of the CAF with the form of renunciation (Part ‘B’ of the CAF) duly filled in shall be conclusive evidence for the Company of the person(s) applying for Ordinary Shares and ‘A’ Ordinary Shares in Part ‘C’ of the CAF to receive allotment of such Ordinary Shares and ‘A’ Ordinary Shares. The renouncees applying for all the Ordinary Shares and ‘A’ Ordinary Shares renounced in their favour may also apply for additional Ordinary Shares and ‘A’ Ordinary Shares. Part ‘A’ of the CAF must not be used by the renouncee(s) as this will render the application invalid. Renouncee(s) will have no further right to renounce any Ordinary Shares and ‘A’ Ordinary Shares in favour of any other person.

Procedure for renunciation

To renounce all the Ordinary Shares/‘A’ Ordinary Shares offered to an Ordinary Shareholder in favour of one renouncee

If you wish to renounce the offer indicated in Part ‘A’, in whole, please complete Part ‘B’ of the CAF. In case of joint holding, all joint holders must sign Part ‘B’ of the CAF. The person in whose favour renunciation has been made should complete and sign Part ‘C’ of the CAF. In case of joint renouncees, all joint renouncees must sign this part of the CAF. Applications not duly signed by the sole/joint renouncees shall be liable to be rejected.

To renounce in part/or renounce the whole to more than one person

If you wish to either accept this offer in part and renounce the balance or renounce the entire offer under this Issue in favour of two or more renouncees, the CAF must be first split into requisite number of forms.

Please indicate your requirement of split forms in the space provided for this purpose in Part ‘D’ of the CAF and return the entire CAF to the Registrar to the Issue so as to reach them latest by the close of business hours on the last date of receiving requests for split forms. On receipt of the required number of split forms from the Registrar to the Issue, the procedure as mentioned in paragraph above shall have to be followed.

In case the signature of the Ordinary Shareholder(s), who has renounced the Ordinary Shares and/or ‘A’ Ordinary Shares, does not agree with the specimen registered with the Company, the application is liable to be rejected.

Renouncee(s)

The person(s) in whose favour the Ordinary Shares and/or ‘A’ Ordinary Shares are renounced should fill in and sign Part ‘C’ of the CAFs and submit the entire CAFs to the Bankers to the Issue on or before the Issue Closing Date along with the application money in full.

Change and/or introduction of additional holders

If you wish to apply for Ordinary Shares and/or ‘A’ Ordinary Shares jointly with any other person(s), being not more than three, who is/are not already a joint holder with you, it shall amount to renunciation and the procedure as stated above for renunciation shall have to be followed. Even a change in the sequence of the name of joint holders shall amount to renunciation and the procedure, as stated above shall have to be followed.

However, this right of renunciation is subject to the express condition that the Board of Directors of the Company shall be entitled in its absolute discretion to reject the request for allotment from the renouncee(s) without assigning any reason thereof.

Instructions for Options

Please note that:

•	Part ‘A’ of the CAF must not be used by any person(s) other than the Ordinary Shareholder to whom this Letter of Offer has been addressed. If used, this will render the application invalid.

•	Request for split form should be made for a minimum of one Ordinary Share or ‘A’ Ordinary Share.

•	Request by the applicant for the split application form should reach the Company on or before October 10, 2008.

•	Only the Ordinary Shareholder to whom this Letter of Offer has been addressed shall be entitled to renounce and to apply for split application forms. Forms once split cannot be split further.

•	Split form(s) will be sent to the applicant(s) by post at the applicant’s risk.

The summary of options available to the Ordinary Shareholder is presented below. You may exercise any of the following options with regard to the Ordinary Shares/’A’ Ordinary Shares offered, using the enclosed CAFs:

	Option Available	Action Required
1.	Accept whole or part of your entitlement without renouncing the balance.	Fill in and sign Part A (All joint holders must sign)

2.	Accept your entitlement in full and apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares	Fill in and sign Part A including Block III relating to the acceptance of entitlement and Block IV relating to additional Ordinary Shares and/or ‘A’ Ordinary Shares (All joint holders must sign)

	Option Available	Action Required
3.	Renounce your entitlement in full to one person (Joint renouncees are considered as one).	Fill in and sign Part B (all joint holders must sign) indicating the number of Ordinary Shares and/or ‘A’ Ordinary Shares renounced and hand it over to the renouncee. The renouncees must fill in and sign Part C (All joint renouncees must sign)

4.

Accept a part of your entitlement and renounce the balance to one or more renouncee(s)

OR

Renounce your entitlement to all the Ordinary Shares and/or ‘A’ Ordinary Shares offered to you to more than one renounce

Fill in and sign Part D (all joint holders must sign) requesting for Split Application Forms. Send the CAF to the Registrar to the Issue so as to reach them on or before the last date for receiving requests for Split Forms. Splitting will be permitted only once.

On receipt of the Split Form take action as indicated below.

For the Ordinary Shares and/or ‘A’ Ordinary Shares you wish to accept, if any, fill in and sign Part A.

For the Ordinary Shares and/or ‘A’ Ordinary Shares you wish to renounce, fill in and sign Part B indicating the number of Ordinary Shares and/or ‘A’ Ordinary Shares renounced and hand it over to the renouncees. Each of the renouncees should fill in and sign Part C for the Ordinary Shares and/or ‘A’ Ordinary Shares accepted by them.

5.	Introduce a joint holder or change the sequence of joint holders	This will be treated as a renunciation. Fill in and sign Part B and the renouncees must fill in and sign Part C.

Availability of duplicate CAF

In case the original CAF is not received, or is misplaced by the applicant, the Registrar to the Issue will issue a duplicate CAF on the request of the applicant who should furnish the registered folio number/DP and Client ID number and his/ her full name and address to the Registrar to the Issue. Please note that the request for duplicate CAF should reach the Registrar to the Issue within 15 days from the Issue Opening Date. Please note that those who are making the application in the duplicate form should not utilize the original CAF for any purpose including renunciation, even if it is received/found subsequently. If the applicant violates any of these requirements, he/she shall face the risk of rejection of both the applications.

Procedure for Application through the Applications Supported by Blocked Amount (“ASBA”) Process

This section is for the information of Ordinary Shareholders proposing to subscribe to the Issue through the ASBA Process. The Company and the Lead Managers are not liable for any amendments or modifications or changes in applicable laws or regulations, which may occur after the date of this Letter of Offer. Ordinary Shareholders who are eligible to apply under the ASBA Process are advised to make their independent investigations and ensure that the number of Ordinary Shares and/or ‘A’ Ordinary Shares applied for by such Ordinary Shareholders do not exceed the applicable limits under laws or regulations. Ordinary Shareholders applying under the ASBA Process are also advised to ensure that the CAF is correctly filled up, stating therein the bank account number maintained with the SCSB in which an amount equivalent to the amount payable on application as stated in the CAF will be blocked by the SCSB.

The list of banks who have been notified by SEBI to act as SCSB for the ASBA Process are provided on http://www.sebi.gov.in/pmd/scsb.pdf. For details on designated branches of SCSB collecting the CAF, please refer the above mentioned SEBI link.

Ordinary Shareholders who are eligible to apply under the ASBA Process

The option of applying for Ordinary Shares and/or ‘A’ Ordinary Shares in the Issue through the ASBA Process is only available to Ordinary Shareholders of the Company on the Record Date and who:

•	Is holding Ordinary Shares in dematerialised form and has applied towards his/her rights entitlements or additional Securities in the Issue in dematerialised form;

•	Has not renounced his entitlements in full or in part;

•	Has not split the CAF;

•	Is not making an application on plain paper;

•	Is not a Renouncee;

•	Who applies through a bank account with one of the SCSBs.

CAF

The Registrar will despatch the CAF to all Ordinary Shareholders as per their entitlement on the Record Date for the Issue. Those Ordinary Shareholders who wish to apply through the ASBA payment mechanism will have to select for this mechanism in Part A of the CAF and provide necessary details.

Ordinary Shareholders desiring to use the ASBA Process are required to submit their applications by selecting the ASBA Option in Part A of the CAF only. Application in electronic mode will only be available with such SCSB who provides such facility. The method of applying under ASBA process will not be available for Investors applying on plain paper. The Ordinary Shareholder shall submit the CAF to the SCSB for authorising such SCSB to block an amount equivalent to the amount payable on the application in the said bank account maintained with the same SCSB.

Acceptance of the Issue

You may accept the Issue and apply for the Ordinary Shares and /or the ‘A’ Ordinary Shares offered, either in full or in part, by filling Part A of the respective CAFs sent by the Registrar, selecting the ASBA process option in Part A of the CAF and submit the same to the SCSB before the close of the banking hours on or before the Issue Closing Date or such extended time as may be specified by the Board of Directors of the Company in this regard.

Mode of payment

The Ordinary Shareholder applying under the ASBA Process agrees to block the entire amount payable on application (including for additional Ordinary Shares/’A’ Ordinary Shares, if any) with the submission of the CAF, by authorizing the SCSB to block an amount, equivalent to the amount payable on application, in a bank account maintained with the SCSB.

After verifying that sufficient funds are available in the bank account provided in the CAF, the SCSB shall block an amount equivalent to the amount payable on application mentioned in the CAF until it receives instructions from the Registrars. Upon receipt of intimation from the Registrar, the SCSBs shall transfer such amount as per Registrar’s instruction allocable to the Ordinary Shareholders applying under the ASBA Process from bank account with the SCSB mentioned by the Ordinary Shareholder in the CAF. This amount will be transferred in terms of the SEBI Guidelines, into the separate bank account maintained by the Company as per the provisions of section 73(3) of the Companies Act, 1956. The balance amount remaining after the finalisation of the basis of allotment shall be either unblocked by the SCSBs or refunded to the investors by the Registrar on the basis of the instructions issued in this regard by the Registrar to the Issue and the Lead Managers to the respective SCSB.

The Ordinary Shareholders applying under the ASBA Process would be required to block the entire amount payable on their application at the time of the submission of the CAF.

The SCSB may reject the application at the time of acceptance of CAF if the bank account with the SCSB details of which have been provided by the Ordinary Shareholder in the CAF does not have sufficient funds equivalent to the amount payable on application mentioned in the CAF. Subsequent to the acceptance of the application by the SCSB, the Company would have a right to reject the application only on technical grounds.

Options available to the Ordinary Shareholders applying under the ASBA Process

The summary of options available to the Ordinary Shareholders is presented below. You may exercise any of the following options with regard to the Ordinary Shares/’A’ Ordinary Shares offered, using the respective CAFs received from Registrar:

	Option Available	Action Required

1.	Accept whole or part of your entitlement without renouncing the balance.	Fill in and sign Part A of the CAF (All joint holders must sign)

2.	Accept your entitlement in full and apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares	Fill in and sign Part A of the CAF including Block III relating to the acceptance of entitlement and Block IV relating to additional Ordinary Shares and/or ‘A’ Ordinary Shares (All joint holders must sign)

The Ordinary Shareholder applying under the ASBA Process will need to select the ASBA option process in the CAF and provide required necessary details. However, in cases where this option is not selected, but the CAF is tendered to the SCSB with the relevant details required under the ASBA process option and SCSB blocks the requisite amount, then that CAF would be treated as if the Ordinary Shareholder has selected to apply through the ASBA process option.

Additional Ordinary Shares/‘A’ Ordinary Shares

You are eligible to apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares over and above the number of Ordinary Shares or ‘A’ Ordinary Shares (as the case may be) that you are entitled too, provided that (i) you have applied for all the Ordinary Shares or the ‘A’ Ordinary Shares (as the case may be) offered without renouncing them in whole or in part in favour of any other person(s). Applications for additional Ordinary Shares and ‘A’ Ordinary Shares shall be considered and allotment shall be made at the sole discretion of the Board, in consultation with the Designated Stock Exchange and in the manner prescribed under “Basis of Allotment” on page 259 of this Letter of Offer.

If you desire to apply for additional Ordinary Shares and/or ‘A’ Ordinary Shares, please indicate your requirement in the place provided for additional Securities in Part A of the CAF.

Renunciation under the ASBA Process

Renouncees cannot participate in the ASBA Process.

Application on Plain Paper

Applications on plain paper cannot be made by Ordinary Shareholders availing of the ASBA Process.

Last date of Application

The last date for submission of the duly filled in CAF is October 20, 2008. The Issue will be kept open for a minimum of 15 (fifteen) days and the Board or any committee thereof will have the right to extend the said date for such period as it may determine from time to time but not exceeding 30 (thirty) days from the Issue Opening Date.

If the CAF together with the amount payable is not received by the Banker to the Issue/Registrar to the Issue or if the CAF is not received by the SCSB on or before the close of banking hours on the aforesaid last date or such date as may be extended by the Board/Committee of Directors, the offer contained in this Letter of Offer shall be deemed to have been declined and the Board/Committee of Directors shall be at liberty to dispose off the Ordinary Shares/’A’ Ordinary Shares hereby offered, as provided under “Basis of Allotment” below.

Option to receive Securities in Dematerialized Form

ORDINARY SHAREHOLDERS UNDER THE ASBA PROCESS MAY PLEASE NOTE THAT THE ORDINARY SHARES AND THE ‘A’ ORDINARY SHARES OF THE COMPANY UNDER THE ASBA PROCESS CAN ONLY BE ALLOTTED IN DEMATERIALIZED FORM AND TO THE SAME DEPOSITORY ACCOUNT IN WHICH THE ORDINARY SHARES ARE BEING HELD ON RECORD DATE.

General instructions for Ordinary Shareholders applying under the ASBA Process

(a)	Please read the instructions printed on the respective CAF carefully.

(b)	Application should be made on the printed CAF only and should be completed in all respects. The CAF found incomplete with regard to any of the particulars required to be given therein, and/or which are not completed in conformity with the terms of this Letter of Offer are liable to be rejected. The CAF must be filled in English.

(c)	The CAF in the ASBA Process should be submitted at a Designated Branch of the SCSB and whose bank account details are provided in the CAF and not to the Bankers to the Issue/Collecting Banks (assuming that such Collecting Bank is not a SCSB), to the Company or Registrar or Lead Manager to the Issue.

(d)	All applicants, and in the case of application in joint names, each of the joint applicants, should mention his/her PAN number allotted under the Income-Tax Act, 1961, irrespective of the amount of the application. CAFs without PAN will be considered incomplete and are liable to be rejected.

(e)	All payments will be made by blocking the amount in the bank account maintained with the SCSB. Cash payment is not acceptable. In case payment is affected in contravention of this, the application may be deemed invalid and the application money will be refunded and no interest will be paid thereon.

(f)	Signatures should be either in English or Hindi or in any other language specified in the Eighth Schedule to the Constitution of India. Signatures other than in English or Hindi and thumb impression must be attested by a Notary Public or a Special Executive Magistrate under his/her official seal. The Ordinary Shareholders must sign the CAF as per the specimen signature recorded with the Company/or Depositories.

(g)	In case of joint holders, all joint holders must sign the relevant part of the CAF in the same order and as per the specimen signature(s) recorded with the Company. In case of joint applicants, reference, if any, will be made in the first applicant’s name and all communication will be addressed to the first applicant.

(h)	All communication in connection with application for the Securities, including any change in address of the Ordinary Shareholders should be addressed to the Registrar to the Issue prior to the date of allotment in this Issue quoting the name of the first/sole applicant Ordinary Shareholder, folio numbers and CAF number.

(i)	Only the person or persons to whom Securities have been offered and not renouncee(s) shall be eligible to participate under the ASBA process.

Do’s:

a.	Ensure that the ASBA Process option is selected in part A of the CAF and necessary details are filled in.

b.	Ensure that you submit your application in physical mode only. Electronic mode is only available with certain SCSBs and not all SCSBs and you should ensure that your SCSB offers such facility to you.

c.	Ensure that the details about your Depository Participant and beneficiary account are correct and the beneficiary account is activated as Ordinary Shares/‘A’ Ordinary Shares will be allotted in the dematerialized form only.

d.	Ensure that the CAFs are submitted at the SCSBs whose details of bank account have been provided in the CAF.

e.	Ensure that you have mentioned the correct bank account number in the CAF.

f.	Ensure that there are sufficient funds (equal to {number of Ordinary Shares or ‘A’ Ordinary Shares, as the case may be applied for} X {Issue Price of Ordinary Shares or ‘A’ Ordinary Shares, as the case may be}) available in the bank account maintained with the SCSB mentioned in the CAF before submitting the CAF to the respective Designated Branch of the SCSB.

g.	Ensure that you have authorised the SCSB for blocking funds equivalent to the total amount payable on application mentioned in the CAF, in the bank account maintained with the respective SCSB, of which details are provided in the CAF and have signed the same.

h.	Ensure that you receive an acknowledgement from the SCSB for your submission of the CAF in physical form.

i.	Each applicant should mention their Permanent Account Number (“PAN”) allotted under the I. T. Act.

j.	Ensure that the name(s) given in the CAF is exactly the same as the name(s) in which the beneficiary account is held with the Depository Participant. In case the CAF is submitted in joint names, ensure that the beneficiary account is also held in same joint names and such names are in the same sequence in which they appear in the CAF.

k.	Ensure that the Demographic Details are updated, true and correct, in all respects.

Don’ts:

1)	Do not apply on duplicate CAF after you have submitted a CAF to a Designated Branch of the SCSB.

2)	Do not pay the amount payable on application in cash, by money order or by postal order.

3)	Do not send your physical CAFs to the Lead Manager to Issue / Registrar / Collecting Banks (assuming that such Collecting Bank is not a SCSB) / to a branch of the SCSB which is not a Designated Branch of the SCSB / Company; instead submit the same to a Designated Branch of the SCSB only.

4)	Do not submit the GIR number instead of the PAN as the application is liable to be rejected on this ground.

5)	Do not instruct your respective banks to release the funds blocked under the ASBA Process.

Grounds for Technical Rejection under the ASBA Process

In addition to the grounds listed under “Grounds for Technical Rejection” on page 266 of this Letter of Offer, applications under the ABSA Process are liable to be rejected on the following grounds:

a)	Application on plain paper or on split form.

b)	Application for entitlements or additional shares in physical form.

c)	Ordinary Shareholders applying under ASBA Process for additional Ordinary Shares in CAF of ‘A’ Ordinary Shares and vice versa.

d)	DP ID and Client ID mentioned in CAF not matching with the DP ID and Client ID records available with the Registrar.

e)	Sending CAF to a Lead Manager / Registrar / Collecting Bank (assuming that such Collecting Bank is not a SCSB) / to a branch of a SCSB which is not a Designated Branch of the SCSB / Company.

f)	Renouncee applying under the ASBA Process.

g)	Insufficient funds are available with the SCSB for blocking the amount.

h)	Funds in the bank account with the SCSB whose details are mentioned in the CAF having been frozen pursuant to regulatory orders.

i)	Account holder not signing the CAF or declaration mentioned therein.

Depository account and bank details for Ordinary Shareholders applying under the ASBA Process

IT IS MANDATORY FOR ALL THE ORDINARY SHAREHOLDERS APPLYING UNDER THE ASBA PROCESS TO RECEIVE THEIR EQUITY SHARES IN DEMATERIALISED FORM. ALL ORDINARY SHAREHOLDERS APPLYING UNDER THE ASBA PROCESS SHOULD MENTION THEIR DEPOSITORY PARTICIPANT’S NAME, DEPOSITORY PARTICIPANT IDENTIFICATION NUMBER AND BENEFICIARY ACCOUNT NUMBER IN THE CAF. ORDINARY SHAREHOLDERS APPLYING UNDER THE ASBA PROCESS MUST ENSURE THAT THE NAME GIVEN IN THE CAF IS EXACTLY THE SAME AS THE NAME IN WHICH THE DEPOSITORY ACCOUNT IS HELD. IN CASE THE CAF IS SUBMITTED IN JOINT NAMES, IT SHOULD BE ENSURED THAT THE DEPOSITORY ACCOUNT IS ALSO HELD IN THE SAME JOINT NAMES AND ARE IN THE SAME SEQUENCE IN WHICH THEY APPEAR IN THE CAF.

Ordinary Shareholders applying under the ASBA Process should note that on the basis of name of these Ordinary Shareholders, Depository Participant’s name and identification number and beneficiary account number provided by them in the CAF, the Registrar to the Issue will obtain from the Depository demographic details of these Ordinary Shareholders such as address, bank account details for printing on refund orders and occupation (“Demographic Details”). Hence, Shareholders applying under the ASBA Process should carefully fill in their Depository Account details in the CAF.

These Demographic Details would be used for all correspondence with such Ordinary Shareholders including mailing of the letters intimating unblock of bank account of the respective Ordinary Shareholder. The Demographic Details given by Ordinary Shareholders in the CAF would not be used for any other purposes by the Registrar. Hence, Ordinary Shareholders are advised to update their Demographic Details as provided to their Depository Participants.

By signing the CAFs, the Ordinary Shareholders applying under the ASBA Process would be deemed to have authorised the Depositories to provide, upon request, to the Registrar to the Issue, the required Demographic Details as available on its records.

Letters intimating allotment and unblocking or refund (if any) would be mailed at the address of the Ordinary Shareholder applying under the ASBA Process as per the Demographic Details received from the Depositories. Refunds, if any, will be made directly to the bank account in the SCSB and which details are provided in the CAF and not the bank account linked to the DP ID. Ordinary Shareholders applying under the ASBA Process may note that delivery of letters intimating unblocking of bank account may get delayed if the same once sent to the address obtained from the Depositories are returned undelivered. In such an event, the address and other details given by the Ordinary Shareholder in the CAF would be used only to ensure dispatch of letters intimating unblocking of bank account.

Note that any such delay shall be at the sole risk of the Ordinary Shareholders applying under the ASBA Process and none of the Company, the SCSBs or the Lead Managers shall be liable to compensate the Ordinary Shareholder applying under the ASBA Process for any losses caused to such Ordinary Shareholder due to any such delay or liable to pay any interest for such delay.

In case no corresponding record is available with the Depositories that matches three parameters, namely, names of the Ordinary Shareholders (including the order of names of joint holders), the DP ID and the beneficiary account number, then such applications are liable to be rejected.

Application on Plain Paper

An Ordinary Shareholder who has neither received the original CAF nor is in a position to obtain the duplicate CAF may make an application to subscribe to the Issue on plain paper, along with cheque/ Demand Draft, net of bank and postal charges payable at Mumbai which should be drawn in favour of ‘TML – Rights Issue – Ordinary Shares’ and/or ‘TML – Rights Issue – ‘A’ Ordinary Shares’ or ‘TML – Rights Issue – Ordinary Shares – NR’ and/or ‘TML – Rights Issue – ‘A’ Ordinary Shares – NR’, as the case may be, and send the same by registered post directly to the Registrar to the Issue. Separate applications will have to be made for Ordinary Shares and ‘A’ Ordinary Shares. For further details on the mode of payment, see “Mode of payment for Resident Ordinary Shareholders/Applicants” and “Mode of payment for Non-Resident Ordinary Shareholders/Applicants” on pages 266 and 267 respectively of this Letter of Offer.

The envelope should be superscribed “TML – Rights Issue” and should be postmarked in India. The application on plain paper, duly signed by the applicants including joint holders, in the same order as per specimen recorded with the Company, must reach the office of the Registrar to the Issue before the Issue Closing Date and should contain the following particulars:

•	Name of Issuer, being Tata Motors Limited;

•	Name and address of the Ordinary Shareholder including joint holders;

•	Registered Folio Number/DP and Client ID No.;

•	Number of Ordinary Shares held as on Record Date;

•	Number of Rights Ordinary Shares and/or ‘A’ Ordinary Shares entitled;

•	Number of Rights Ordinary Shares and/or ‘A’ Ordinary Shares applied for;

•	Number of additional Ordinary Shares and/or ‘A’ Ordinary Shares applied for, if any;

•	Total number of Ordinary Shares and/or ‘A’ Ordinary Shares applied for;

•	Total amount paid at the rate of Rs. 340 per Ordinary Share;

•	Total amount paid at the rate of Rs. 305 per ‘A’ Ordinary Share;

•	Separate cheque/DDs are to be attached for amounts to be paid for Ordinary Shares and ‘A’ Ordinary Shares;

•	Particulars of cheque/draft;

•	Savings/Current Account Number and name and address of the bank where the Ordinary Shareholder will be depositing the refund order;

•	PAN number of the applicant and for each applicant in case of joint names, irrespective of the total value of the Ordinary Shares and/or ‘A’ Ordinary Shares applied for pursuant to the Issue;

•	Representation that the Ordinary Shareholder is not in the United States at the time of making the application;

•	Signature of Ordinary Shareholders to appear in the same sequence and order as they appear in the records of the Company.

•	Telephone number and/or e-mail address of the applicant.

Please note that those who are making the application otherwise than on original CAF shall not be entitled to renounce their rights and should not utilize the original CAF for any purpose including renunciation even if it is received subsequently. If the applicant violates any of these requirements, he/she shall face the risk of rejection of both the applications. The Company shall refund such application amount to the applicant without any interest thereon.

Last date of Application

The last date for submission of the duly filled in CAF is October 20, 2008. The Issue will be kept open for a minimum of 15 (fifteen) days and the Board or any committee thereof will have the right to extend the said date for such period as it may determine from time to time but not exceeding 30 (thirty) days from the Issue Opening Date.

If the CAF together with the amount payable is not received by the Banker to the Issue/Registrar to the Issue on or before the close of banking hours on the aforesaid last date or such date as may be extended by the Board/Committee of Directors, the offer contained in this Letter of Offer shall be deemed to have been declined and the Board/Committee of Directors shall be at liberty to dispose off the Ordinary Shares/’A’ Ordinary Shares hereby offered, as provided under “Basis of Allotment” below.

INVESTORS MAY PLEASE NOTE THAT THE ORDINARY SHARES AND THE ‘A’ ORDINARY SHARES OF THE COMPANY CAN BE TRADED ON THE STOCK EXCHANGES ONLY IN DEMATERIALIZED FORM.

Basis of Allotment

Subject to the provisions contained in this Letter of Offer, the Articles of Association of the Company and the approval of the Designated Stock Exchange, the Board will proceed to allot the Ordinary Shares and ‘A’ Ordinary Shares in the following order of priority:

(a)	Full allotment to those Ordinary Shareholders who have applied for their rights entitlement either in full or in part and also to the renouncee(s) who has/have applied for Ordinary Shares/’A’ Ordinary Shares renounced in their favour, in full or in part.

(b)	For Ordinary Shares being offered on a rights basis under this Issue, if the shareholding of any of the Ordinary Shareholders is less than six Ordinary Shares or is not in the multiple of six, the fractional entitlement of such holders shall be ignored. Shareholders whose fractional entitlements are being ignored would be given preferential allotment of one additional Ordinary Share each if they apply for additional Ordinary Shares. Allotment under this head shall be considered if there are any unsubscribed Ordinary Shares after allotment under (a) above. If number of Ordinary Shares required for allotment under this head are more than number of Ordinary Share available after allotment under (a) above, the allotment would be made on a fair and equitable basis in consultation with the Designated Stock Exchange.

(c)	For ‘A’ Ordinary Shares being offered on a rights basis under this Issue, if the shareholding of any of the Ordinary Shareholders is less than six Ordinary Shares or is not in the multiple of six, the fractional entitlement of such holders shall be ignored. Shareholders whose fractional entitlements are being ignored would be given preferential allotment of one additional ‘A’ Ordinary Share each if they apply for additional ‘A’ Ordinary Shares. Allotment under this head shall be considered if there are any unsubscribed ‘A’ Ordinary Shares after allotment under (a) above. If number of ‘A’ Ordinary Shares required for allotment under this head are more than number of shares available after allotment under (a) above, the allotment would be made on a fair and equitable basis in consultation with the Designated Stock Exchange.

(d)	Allotment to the Ordinary Shareholders who having applied for all the Ordinary Shares/‘A’ Ordinary Shares offered to them as part of the Issue and have also applied for additional Ordinary Shares/‘A’ Ordinary Shares. The allotment of such additional Ordinary Shares/‘A’ Ordinary Shares will be made as far as possible on an equitable basis having due regard to the number of Ordinary Shares held by them on the Record Date, provided there is an under-subscribed portion after making full allotment in (a), (b) and (c) above. The allotment of such Ordinary Shares/‘A’ Ordinary Shares will be at the sole discretion of the Board/Committee of Directors in consultation with the Designated Stock Exchange, as a part of the Issue and not preferential allotment.

(e)	Allotment to renouncees who having applied for all the Ordinary Shares renounced in their favour, have applied for additional Ordinary Shares provided there is surplus available after making full allotment under (a), (b), (c) and (d) above. The allotment of such Ordinary Shares will be at the sole discretion of the Board/Committee of Directors in consultation with the Designated Stock Exchange, as a part of the Issue and not preferential allotment.

After taking into account allotment to be made under (a) above, if there is any unsubscribed portion, the same shall be deemed to be ‘unsubscribed’ for the purpose of regulation 3(1)(b) of the Takeover Code which would be available for allocation under (b), (c), (d) and (e) above.

The Promoter, Tata Steel and Tata Industries Limited have confirmed, by their letters dated September 18, 2008 that they intend to subscribe to the full extent of their entitlement of Ordinary Shares and ‘A’ Ordinary Shares in the Issue. The Promoter and the Tata Companies reserve their right to subscribe to their entitlement and/or apply for additional Ordinary Shares and ‘A’ Ordinary Shares in the Issue, either by themselves or a combination of entities controlled by them, including by subscribing for renunciation, if any, made by other Tata Companies.

The Promoter has also, by its above letter confirmed that in addition to the subscription to the Ordinary Shares as stated above, the Promoter shall subscribe to, and/or make arrangements as stated in Note 12 of the “Capital Structure – Notes to Capital Structure” on page 20 of this Letter of Offer for the subscription of, additional Ordinary Shares in the Issue to the extent of any unsubscribed portion of the issue of Ordinary Shares as per the relevant provisions of law.

As a result of subscription to their entitlement and any unsubscribed portion and consequent allotment, the Promoter/Tata Companies may acquire Ordinary Shares over and above their entitlement in the Issue, which may result in an increase of the Promoter’s/Tata Companies shareholding in the Company. This subscription and acquisition of such additional Ordinary Shares by the Promoter/Tata Companies, if any, will not result in change of control of the management of the Company and shall be exempt in terms of the proviso to Regulation 3(1)(b)(ii) of the Takeover Code. As such, other than meeting the requirements indicated in the section on “Objects of the Issue” on page 23 of this Letter of Offer, there is no other intention/purpose for this Issue, including any intention to delist the Company, even if, as a result of allotments to the Promoter/Tata Companies, in this Issue, their shareholding in the Company exceeds their current shareholding. Allotment to the Promoter of any unsubscribed portion of Ordinary Shares, over and above its entitlement shall be done in compliance with the listing agreements and other applicable laws prevailing at that time relating to continuous listing requirements.

The Company hereby confirms that, in case the Issue is completed with the Promoter and/or the Tata Companies subscribing to Ordinary Shares over and above its entitlement, the public shareholding in the Company after the Issue will not fall below the minimum level of public shareholding as specified in the listing conditions or listing agreement.

Underwriting

The Company has entered into an underwriting agreement dated September 18, 2008 (the “Underwriting Agreement”) with JM Financial Consultants Private Limited, JM Financial Services Private Limited and JM Financial Institutional Securities Private Limited (the “Underwriters”) for underwriting the ‘A’ Ordinary Shares offered through this Issue for a maximum amount up to Rs. 13,270.38 million. In terms of the Underwriting Agreement, the Underwriters shall, except to the extent of the subscription by the Promoter, Tata Steel Limited and Tata Industries Limited to their entitlements of ‘A’ Ordinary Shares in full (“Promoter Subscription”) and any subscription of ‘A’ Ordinary Shares received from the Company’s public shareholders other than Promoter Subscription, be responsible for bringing in a shortfall, if any, at a price of Rs. 305 per ‘A’ Ordinary Share.

In the opinion of the Board of Directors, the resources of the Underwriters are sufficient to enable them to discharge its underwriting obligations in full.

The Promoters, Tata Steel Limited and Tata Industries Limited have undertaken that in case any part of the ‘A’ Ordinary Shares remain unsubscribed and the Underwriters are required to underwrite in excess of 35% of the ‘A’ Ordinary Shares, the entire shareholding of the Promoter, Tata Steel Limited and Tata Industries Limited would be subject to lock up of 90 days from the date of the devolvement notice issued by the Company to the Underwriters pursuant to the terms of the Underwriting Agreement. This restriction shall not apply to any Ordinary Shares that the Promoter, Tata Steel Limited and Tata Industries Limited may subscribe to in addition to their full rights entitlement of Ordinary Shares and to any pledge given to secure any loans granted to the Promoters/ promoter group or the Company or its subsidiaries.

The Company has also agreed that except as disclosed in “Capital Structure” on page 15 of this Letter of Offer, it shall not, without the prior written consent of the Underwriters, for a period of 180 days from the date of listing of the Securities, issue any Ordinary Shares or ‘A’ Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ‘A’ Ordinary Shares or publicly announce any intention to do so during the aforesaid period.

Allotment/Refund

The Company will issue and dispatch share certificates/demat credit and/ or letters of regret along with refund order or credit the allotted securities to the respective beneficiary accounts, if any, within a period of fifteen (15) days from the Issue Closing Date. If such money is not repaid within eight days from the day the Company becomes liable to pay it, the Company shall pay that money with interest as stipulated under Section 73 of the Act.

Applicants residing in the 68 cities specified by SEBI pursuant to its circular dated February 1, 2008, will get refunds through ECS (Electronic Clearing Service) only except where applicants are otherwise disclosed as applicable/eligible to get refunds through direct credit and RTGS provided the MICR details are recorded with the depositories or the Company.

In case of those applicants who have opted to receive their Rights Entitlement in dematerialized form using electronic credit under the depository system, an advice regarding their credit of the Ordinary Shares/‘A’ Ordinary Shares shall be given separately. Applicants to whom refunds are made through electronic transfer of funds will be sent a letter through certificate of posting intimating them about the mode of credit of refund within a period of fifteen (15) days from the Issue Closing Date.

In case of those Applicants who have opted to receive their Rights Entitlement in physical form, the Company will issue the corresponding share certificates under Section 113 of the Companies Act or other applicable provisions, if any.

Any refund order exceeding Rs. 1,500 would be sent by registered post/speed post to the sole/first applicant’s registered address. Refund orders up to the value of Rs. 1,500 would be sent under certificate of posting. Such refund orders would be payable at par at all places where the applications were originally accepted. The same would be marked ‘Account Payee only’ and would be drawn in favour of the sole/first applicant. Adequate funds would be made available to the Registrar to the Issue for this purpose.

Payment of Refund

Mode of making refunds

The payment of refund, if any, would be done through various modes in the following order of preference:

1.	ECS (Electronic Clearing Service) – Payment of refund would be done through ECS for applicants having an account at any centre where such facility has been made available. This mode of payment of refunds would be subject to availability of complete bank account details including the MICR code as appearing on a cheque leaf, from the Depositories. The payment of refunds is mandatory for applicants having a bank account at the centers where ECS facility has been made available by the RBI (subject to availability of all information for crediting the refund through ECS), except where the applicant, being eligible, opts to receive refund through NEFT, direct credit or RTGS.

2.	NEFT (National Electronic Fund Transfer) – Payment of refund shall be undertaken through NEFT wherever the applicants’ bank has been assigned the Indian Financial System Code (IFSC), which can be linked to a Magnetic Ink Character Recognition (MICR), if any, available to that particular bank branch. IFSC Code will be obtained from the website of RBI as on a date immediately prior to the date of payment of refund, duly mapped with MICR numbers. Wherever the applicants have registered their nine digit MICR number and their bank account number while opening and operating the demat account, the same will be duly mapped with the IFSC Code of that particular bank branch and the payment of refund will be made to the applicants through this method. The Company in consultation with Lead Managers may decide to use NEFT as a mode of making refunds. The process flow in respect of refunds by way of NEFT is at an evolving stage and hence use of NEFT is subject to operational feasibility, cost and process efficiency. In the event that NEFT is not operationally feasible, the payment of refunds would be made through any one of the other modes as discussed in this section – “Mode of making refund”.

3.	Direct Credit – Applicants having bank accounts with the Bankers to the Issue shall be eligible to receive refunds through direct credit. Charges, if any, levied by the relevant bank(s) for the same would be borne by the Company.

4.	RTGS (Real Time Gross Settlement) – Applicants having a bank account at any of the centres where such facility has been made available and whose refund amount exceeds Rs. 5 million, have the option to receive refund through RTGS. Such eligible applicants who indicate their preference to receive refund through RTGS are required to provide the IFSC code in the CAF. In the event the same is not provided, refund shall be made through ECS. Charges, if any, levied by the Refund Bank(s) for the same would be borne by the Company. Charges, if any, levied by the applicant’s bank receiving the credit would be borne by the applicant.

5.	For all other applicants, including those who have not updated their bank particulars with the MICR code, the refund orders will be dispatched under certificate of posting for value up to Rs. 1,500 and through Speed Post/ Registered Post for refund orders of Rs. 1,500 and above. Such refunds will be made by cheques, pay orders or demand drafts drawn in favour of the sole/first applicant and payable at par.

Printing of Bank Particulars on Refund Orders

As a matter of precaution against possible fraudulent encashment of refund orders due to loss or misplacement, the particulars of the applicant’s bank account are mandatorily required to be given for printing on the refund orders. Bank account particulars will be printed on the refund orders/refund warrants which can then be deposited only in the account specified. The Company will in no way be responsible if any loss occurs through these instruments falling into improper hands either through forgery or fraud.

Allotment advice/Share Certificates/Demat Credit

Allotment advice/share certificates/demat credit will be dispatched to the registered address of the first named applicant or respective beneficiary accounts will be credited within 15 (fifteen) days, from the date of closure of the subscription list.

Option to receive Securities in Dematerialized Form

Applicants to the Ordinary Shares/ ‘A’ Ordinary Shares of the Company issued through this Issue shall be allotted the securities in dematerialised (electronic) form at the option of the applicant. The Company signed tripartite agreements with National Securities Depository Limited (NSDL) and TSR Darashaw Limited on December 9, 1997 and Central Depository Services (India) Limited (CDSL) and TSR Darashaw Limited on September 27, 1999, which enable the Investors to hold and trade in securities in a dematerialised form, instead of holding the securities in the form of physical certificates.

In this Issue, the allottees who have opted for Ordinary Shares/’A’ Ordinary Shares in dematerialised form will receive their Ordinary Shares/’A’ Ordinary Shares in the form of an electronic credit to their beneficiary account with a depository participant. Investor will have to give the relevant particulars for this purpose in the appropriate place in the CAF. Applications, which do not accurately contain this information, will be given the securities in physical form. No separate applications for securities in physical and/or dematerialized form should be made. If such applications are made, the application for physical securities will be liable to be rejected.

The Ordinary Shares/‘A’ Ordinary Shares of the Company will be listed on the BSE & the NSE.

Procedure for availing the facility for allotment of Ordinary Shares/’A’ Ordinary Shares in this Issue in the electronic form is as under:

•

Open a beneficiary account with any depository participant (care should be taken that the beneficiary account should carry the name of the holder in the same manner as is exhibited in the records of the Company. In the case of joint holding, the beneficiary account should be opened carrying the names of the holders in the same order as with the Company). In case of Investors having various folios in the Company with different joint holders, the Investors will have to open separate accounts for such holdings. Those Ordinary Shareholders who have already opened such Beneficiary Account (s) need not adhere to this step.

•

For Ordinary Shareholders already holding Ordinary Shares of the Company in dematerialized form as on the Record Date, the beneficial account number shall be printed on the CAF. For those who open accounts later or those who change their accounts and wish to receive their Securities pursuant to this Issue by way of credit to such account, the necessary details of their beneficiary account should be filled in the space provided in the CAF. It may be noted that the allotment of Securities arising out of this Issue may be made in dematerialized form even if the original Ordinary Shares of the Company are not dematerialized. Nonetheless, it should be ensured that the Depository Account is in the name(s) of the Ordinary Shareholders and the names are in the same order as in the records of the Company.

Responsibility for correctness of information (including applicant’s age and other details) filled in the CAF vis-à-vis such information with the applicant’s depository participant, would rest with the applicant. Applicants should ensure that the names of the applicants and the order in which they appear in CAF should be the same as registered with the applicant’s depository participant.

If incomplete/incorrect beneficiary account details are given in the CAF the applicant will get Ordinary Shares/‘A’ Ordinary Shares in physical form.

The Securities pursuant to this Issue allotted to Investors opting for dematerialized form, would be directly credited to the beneficiary account as given in the CAF after verification. Allotment advice, refund order (if any) would be sent directly to the applicant by the Registrar to the Issue but the applicant’s depository participant will provide to him the confirmation of the credit of such Securities to the applicant’s depository account.

Renouncees will also have to provide the necessary details about their beneficiary account for allotment of securities in this Issue. In case these details are incomplete or incorrect, the application is liable to be rejected.

General instructions for applicants

(a)	Please read the instructions printed on the enclosed CAF carefully.

(b)	Application should be made on the printed CAF, provided by the Company except as mentioned under the head Application on plain paper and should be completed in all respects. The CAF found incomplete with regard to any of the particulars required to be given therein, and/or which are not completed in conformity with the terms of this Letter of Offer are liable to be rejected and the money paid, if any, in respect thereof will be refunded without interest and after deduction of bank commission and other charges, if any. The CAF must be filled in English and the names of all the applicants, details of occupation, address, father’s/husband’s name must be filled in block letters.

(c)	The CAF together with cheque/demand draft should be sent to the Bankers to the Issue/Collecting Banks or to the Registrar to the Issue and not to the Company or Lead Manager to the Issue. Applicants residing at places other than cities where the branches of the Bankers to the Issue have been authorised by the Company for collecting applications, will have to make payment by Demand Draft payable at Mumbai of an amount net of bank and postal charges and send their application forms to the Registrar to the Issue by Registered Post. If any portion of the CAF is/are detached or separated, such application is liable to be rejected.

(d)	Applications where separate cheques/demand drafts are not attached for amounts to be paid for Ordinary Shares and ‘A’ Ordinary Shares are liable to be rejected.

(e)	Except for applications on behalf of the Central and State Government and the officials appointed by the courts, all applicants, and in the case of application in joint names, each of the joint applicants, should mention his/her PAN number allotted under the Income-Tax Act, 1961, irrespective of the amount of the application. CAFs without PAN will be considered incomplete and are liable to be rejected.

(f)	Applicants holding Ordinary Shares in physical form are advised that it is mandatory to provide information as to their savings/current account number and the name of the Bank with whom such account is held in the CAF to enable the Registrar to the Issue to print the said details in the refund orders, if any, after the names of the payees. Application not containing such details is liable to be rejected. For applicants holding Ordinary Shares in dematerialised form, such bank details will be drawn from the demographic details of the shareholder in the records of the depository.

(g)	All payment should be made by cheque/DD only. Cash payment is not acceptable. In case payment is affected in contravention of this, the application may be deemed invalid and the application money will be refunded and no interest will be paid thereon.

(h)	Signatures should be either in English or Hindi or in any other language specified in the Eighth Schedule to the Constitution of India. Signatures other than in English or Hindi and thumb impression must be attested by a Notary Public or a Special Executive Magistrate under his/her official seal. The Ordinary Shareholders must sign the CAF as per the specimen signature recorded with the Company or Depositories.

(i)	In case of an application under power of attorney or by a body corporate or by a society, a certified true copy of the relevant power of attorney or relevant resolution or authority to the signatory to make the relevant investment under this Offer and to sign the application and a copy of the Memorandum and Articles of Association and/or bye laws of such body corporate or society must be lodged with the Registrar to the Issue giving reference of the serial number of the CAF and Folio numbers/DP ID and Client ID Number. In case the above referred documents are already registered with the Company, the same need not be furnished again. In case these papers are sent to any other entity besides the Registrar to the Issue or are sent after the Issue Closing Date, then the application is liable to be rejected. In no case should these papers be attached to the application submitted to the Bankers to the Issue.

(j)	In case of joint holders, all joint holders must sign the relevant part of the CAF in the same order and as per the specimen signature(s) recorded with the Company. Further, in case of joint applicants who are renouncees, the number of applicants should not exceed three. In case of joint applicants, reference, if any, will be made in the first applicant’s name and all communication will be addressed to the first applicant.

(k)	All communication in connection with application for the Securities, including any change in address of the Ordinary Shareholders should be addressed to the Registrar to the Issue prior to the date of allotment in this Issue quoting the name of the first/sole applicant Ordinary Shareholder, folio numbers and CAF number. Please note that any intimation for change of address of Ordinary Shareholders, after the date of allotment, should be sent to the Registrar and Transfer Agents of the Company, in the case of Ordinary Shares held in physical form and to the respective depository participant, in case of Ordinary Shares held in dematerialized form.

(l)	Split forms cannot be re-split.

(m)	Only the person or persons to whom Securities have been offered and not renouncee(s) shall be entitled to obtain split forms.

(n)	Applicants must write their CAF number at the back of the cheque/demand draft.

(o)	Only one mode of payment per application should be used. The payment must be by cheque/demand draft drawn on any of the banks, including a co-operative bank, which is situated at and is a member or a sub member of the Bankers Clearing House located at the centre indicated on the reverse of the CAF where the application is to be submitted.

(p)	A separate cheque/draft must accompany each CAF. Outstation cheques/demand drafts or post-dated cheques and postal/money orders will not be accepted and applications accompanied by such cheques/demand drafts/money orders or postal orders will be rejected. The Registrar will not accept payment against application if made in cash. (For payment against application in cash please refer point (g) above)

(q)	No receipt will be issued for application money received. The Bankers to the Issue/Collecting Bank/Registrar will acknowledge receipt of the same by stamping and returning the acknowledgment slip at the bottom of the CAF.

Grounds for Technical Rejections

Applicants are advised to note that applications are liable to be rejected on technical grounds, including the following:

•	Amount paid does not tally with the amount payable for;

•

Bank account details (for refund) are not given and the same are not available with the DP (in the case of dematerialised holdings) or the Registrar and Transfer Agent of the Company (in the case of physical holdings);

•	Age of First Applicant not given while completing Part C of the CAFs;

•	PAN not mentioned for Application of any value;

•	In case of Application under power of attorney or by limited companies, corporate, trust, etc., relevant documents are not submitted;

•

If the signature of the existing shareholder on the Application Form does not match with the records available with the Company and/or the Depositories and in case of application by renouncees if the signature of the renouncers do not match with the records available with their depositories;

•	If the Applicant desires to have shares in electronic form, but the Application Form does not have the Applicant’s depository account details;

•	Application Forms are not submitted by the Applicants within the time prescribed as per the Application Form and the Letter of Offer;

•	Applications not duly signed by the sole/joint Applicants;

•	Applications by OCBs unless accompanied by specific approval from RBI permitting the OCBs to participate in the Issue.

•	Applications accompanied by Stockinvest;

•

In case no corresponding record is available with the Depositories that matches three parameters, namely, names of the Applicants (including the order of names of joint holders), the Depositary Participant’s identity (DP ID) and the beneficiary’s identity;

•

Applications that do not include the certification set out in the CAFs to the effect that the subscriber is not a US person, and does not have a registered address (and is not otherwise located) in the United States and is authorized to acquire the rights and the Securities in compliance with all applicable laws and regulations;

•	Applications which have evidence of being dispatched from the US;

•	Applications by ineligible Non-residents (including on account of restriction or prohibition under applicable local laws) and where a registered address in India has not been provided;

•	Applications where the Company believes that CAFs is incomplete or acceptance of such CAFs may infringe applicable legal or regulatory requirements;

•	Applications where Separate cheque/DDs are not attached for amounts to be paid for Ordinary Shares and/or ‘A Ordinary Shares;

•	Applications by renouncees who are persons not competent to contract under the Indian Contract Act, 1872, including minors; and

•	Duplicate Applications, including cases where an applicant submits CAFs along with a plain paper application.

Mode of payment for Resident Ordinary Shareholders/Applicants

•

All cheques/drafts accompanying the CAFs should be crossed ‘A/c Payee only’ and drawn in favour of ‘TML – Rights Issue – Ordinary Shares’ in the case of payment for Ordinary Shares and ‘TML – Rights Issue – ‘A’ Ordinary Shares’ in case of payment for ‘A’ Ordinary Shares.

•

Applicants residing at places other than places where the bank collection centres have been opened by the Company for collecting applications, are requested to send their applications together with Demand Draft for the full application amount, net of bank and postal charges crossed ‘A/c Payee only’ and drawn in favour of ‘TML – Rights Issue – Ordinary Shares’ in case of payment for Ordinary Shares and/or ‘TML – Rights Issue – ‘A’ Ordinary Shares’ in case of payment for ‘A’

Ordinary Shares payable at Mumbai directly to the Registrar to the Issue by registered post so as to reach them on or before the Issue Closing Date. The Company or the Registrar to the Issue will not be responsible for postal delays or loss of applications in transit, if any.

Mode of payment for Non-Resident Ordinary Shareholders/ Applicants

As regards the application by non-resident Ordinary Shareholders, the following conditions shall apply:

•	Payment by non-residents must be made by demand draft payable at Mumbai/cheque payable drawn on a bank account maintained at Mumbai or funds remitted from abroad in any of the following ways:

Application with repatriation benefits

•	By Indian Rupee drafts purchased from abroad and payable at Mumbai or funds remitted from abroad (submitted along with Foreign Inward Remittance Certificate); or

•	By cheque/draft on a Non-Resident External Account (NRE) or FCNR Account maintained in Mumbai; or

•

By Rupee draft purchased by debit to NRE/FCNR Account maintained elsewhere in India and payable in Mumbai; or FIIs registered with SEBI must remit funds from special non-resident rupee deposit account.

•

Non-resident investors applying with repatriation benefits should draw cheques/drafts in favour of ‘TML – Rights Issue – Ordinary Shares – NR’ in case of payment for Ordinary Shares and/or ‘TML – Rights Issue – ‘A’ Ordinary Shares – NR’ in case of payment for ‘A’ Ordinary Shares and must be crossed ‘account payee only’ for the full application amount, net of bank and postal charges.

Application without repatriation benefits

•

As far as non-residents holding Ordinary Shares on non-repatriation basis are concerned, in addition to the modes specified above, payment may also be made by way of cheque drawn on Non-Resident (Ordinary) Account maintained in Mumbai or Rupee Draft purchased out of NRO Account maintained elsewhere in India but payable at Mumbai. In such cases, the allotment of Ordinary Shares/’A’ Ordinary Shares will be on non-repatriation basis.

•

All cheques/drafts submitted by non-residents applying on a non-repatriation basis should be drawn in favour of ‘TML – Rights Issue – Ordinary Shares – NR’ in case of payment for Ordinary Shares and/or ‘TML – Rights Issue – ‘A’ Ordinary Shares – NR’ in case of payment for ‘A’ Ordinary Shares at Mumbai and must be crossed ‘account payee only’ for the full application amount, net of bank and postal charges. The CAFs duly completed together with the amount payable on application must be deposited with the Collecting Bank indicated on the reverse of the CAFs before the close of banking hours on or before the Issue Closing Date. A separate cheque or bank draft must accompany each CAF.

•

Applicants may note that where payment is made by drafts purchased from NRE/ FCNR/ NRO accounts as the case may be, an Account Debit Certificate from the bank issuing the draft confirming that the draft has been issued by debiting the NRE/ FCNR/ NRO account should be enclosed with the CAF. Otherwise the application shall be considered incomplete and is liable to be rejected.

•	New demat account shall be opened for holders who have had a change in status from resident Indian to NRI.

Notes:

•

In case where repatriation benefit is available, interest, dividend, sales proceeds derived from the investment in Ordinary Shares/‘A’ Ordinary Shares can be remitted outside India, subject to tax, as applicable according to IT Act.

•	In case Ordinary Shares/‘A’ Ordinary Shares are allotted on non-repatriation basis, the dividend and sale proceeds of the Ordinary Shares/‘A’ Ordinary Shares cannot be remitted outside India.

•

The CAF duly completed together with the amount payable on application must be deposited with the Collecting Bank indicated on the reverse of the CAFs before the close of banking hours on or before the Issue Closing Date. A separate cheque or bank draft must accompany each CAF.

•

In case of an application received from non-residents, allotment, refunds and other distribution, if any, will be made in accordance with the guidelines/ rules prescribed by RBI as applicable at the time of making such allotment, remittance and subject to necessary approvals.

Investment by FIIs

In accordance with the current regulations, the following restrictions are applicable for investment by FIIs:

The Issue of Ordinary Shares and ‘A’ Ordinary Shares under this Issue to a single FII should not exceed 10% of the post-issue paid up capital of the Company. In respect of an FII investing in the Ordinary Shares and/or ‘A’ Ordinary Shares on behalf of its sub-accounts the investment on behalf of each sub-account shall not exceed 5% of the total paid up capital of the Company. In accordance with foreign investment limits applicable to the Company, the total FII investment cannot exceed 35% of the total paid up capital of the Company. The limit may be increased further if the shareholders so consent by way of a special resolution.

Payment by Stockinvest

In terms of RBI Circular DBOD No. FSC BC 42/24.47.00/2003-04 dated November 5, 2003, the Stockinvest Scheme has been withdrawn. Hence, payment through Stockinvest would not be accepted in this Issue.

Disposal of application and application money

No acknowledgment will be issued for the application moneys received by the Company. However, the Bankers to the Issue/Registrar to the Issue receiving the CAF will acknowledge its receipt by stamping and returning the acknowledgment slip at the bottom of each CAF.

The Board reserves its full, unqualified and absolute right to accept or reject any application, in whole or in part, and in either case without assigning any reason thereto.

In case an application is rejected in full, the whole of the application money received will be refunded. Wherever an application is rejected in part, the balance of application money, if any, after adjusting any money due on Ordinary Shares/‘A’ Ordinary Shares allotted, will be refunded to the applicant within 15 days from the close of the Issue.

For further instruction, please read the Composite Application Form (CAF) carefully.

Utilisation of Issue Proceeds

The Board of Directors declares that:

(i)	The funds received against this Issue will be transferred to a separate bank account other than the bank account referred to sub-section (3) of Section 73 of the Act.

(ii)	Details of all moneys utilised out of the Issue shall be disclosed under an appropriate separate head in the balance sheet of the Company indicating the purpose for which such moneys has been utilised.

(iii)	Details of all such unutilised moneys out of the Issue, if any, shall be disclosed under an appropriate separate head in the balance sheet of the Company indicating the form in which such unutilised moneys have been invested.

The funds received against this Issue will be kept in a separate bank account and the Company will not have any access to such funds unless it satisfies the Designated Stock Exchange with suitable documentary evidence that the minimum subscription of 90% of the Issue has been received by the Company.

Undertakings by the Company

1.	The complaints received in respect of the Issue shall be attended to by the Company expeditiously and satisfactorily.

2.	All steps for completion of the necessary formalities for listing and commencement of trading at all Stock exchanges where the securities are to be listed will be taken within seven working days of finalization of basis of allotment.

3.	The funds required for dispatch of refund orders/allotment letters/certificates by registered post shall be made available to the Registrar to the Issue.

4.	The certificates of the securities/refund orders to the non-resident Indians shall be dispatched within the specified time.

5.	Save as otherwise disclosed in this Letter of Offer, no further issue of securities affecting equity capital of the Company shall be made till the securities issued/offered through the Issue are listed or till the application moneys are refunded on account of non-listing, under-subscription etc.

6.	The Company accepts full responsibility for the accuracy of information given in this Letter of Offer and confirms that to best of its knowledge and belief, there are no other facts the omission of which makes any statement made in this Letter of Offer misleading and further confirms that it has made all reasonable enquiries to ascertain such facts.

7.	All information shall be made available by the Lead Manager and the Issuer to the investors at large and no selective or additional information would be available for a section of the investors in any manner whatsoever including at road shows, presentations, in research or sales reports etc.

8.	The Company certifies that the investors shall be given an option to get the shares in demat or physical mode.

9.	The Company undertakes that it shall comply with such disclosure, monitoring of the utilisation of proceeds of the Issue and accounting norms specified by SEBI from time to time.

Important

•

Please read this Letter of Offer carefully before taking any action. The instructions contained in the accompanying CAF are an integral part of the conditions of this Letter of Offer and must be carefully followed; otherwise the application is liable to be rejected.

•

All enquiries in connection with this Letter of Offer or accompanying CAF and requests for Split Application Forms must be addressed (quoting the Registered Folio Number/DP and Client ID number, the CAF number and the name of the first Ordinary Shareholder as mentioned on the CAF and superscribed ‘TML – Rights Issue’ on the envelope and postmarked in India) to the Registrar to the Issue at the following address:

Intime Spectrum Registry Limited

C-13, Pannalal Silk Mills Compound

LBS Marg

Bhandup (West)

Mumbai 400 078

Tel: (91 22) 2596 7796

Toll Free: 1800 22 7796

Fax: (91 22) 2596 0328 / 29

Email: tml-rights@intimespectrum.com

Contact Person: Mr. Vishwas Attavar

•	It is to be specifically noted that this Issue of Ordinary Shares and ‘A’ Ordinary Shares is subject to the risks described in “Risk Factors” on page xii of this Letter of Offer.

The Issue will remain open for atleast 15 days. However, the Board will have the right to extend the Issue period as it may determine from time to time but not exceeding 30 days from the Issue Opening Date.

MAIN PROVISIONS OF ARTICLES OF ASSOCIATION

Capitalised terms used in this section have the meaning that has been given to such terms in the Articles of Association. Pursuant to Schedule II of the Companies Act and SEBI Guidelines, the main provisions of the Articles of Association of the Company are set forth below:

TABLE “A” EXCLUDED

Article 1 provides that, “The regulations contained in Table A, in the First schedule to the Companies Act shall not apply to this Company, but the regulations for the management of the Company and for the observance of the members thereof and their representatives shall, subject to any exercise of the statutory powers of the Company in reference to the repeal or alteration of, or addition to, its regulations by Special resolution, as prescribed by the said Act, be such as are contained in these Articles.”

CAPTIAL

Capital

Article 5 provides that “The Capital of the Company is as reflected in Clause V of the Memorandum of Association from time to time.”

Rights attached to Preference Shares

Article 6 provides that “The Preference Shares shall carry the right to a fixed cumulative preferential dividend at the rate of 5 per cent per annum (subject to deduction of income-tax) on the capital for the time being paid-up or deemed to be paid-up thereon and the right in winding up to payment of capital and arrears of dividend whether earned, declared or not, upto the commencement of the winding up in priority to the other capital of the Company but shall not confer any further right to participate in the profits or assets of the Company. The Company shall subject to the provisions of the Act be entitled to issue further Preference Shares ranking in all respects pari passu with but not in priority to the existing Preference Shares.”

Article 7 provides that “The unclassified shares for the time being in the capital of the Company may be issued either with the sanction of the Company in General Meeting or by the Directors and upon such terms and conditions and with such right and privileges annexed thereto as by the General Meeting sanctioning the issue of such shares shall be directed and if no direction be given and in all other cases as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in distribution of the assets of the Company and any preference shares may be issued on the terms that they are or at the option of the Company are liable to be redeemed.”

Issue of ‘A’ Ordinary Shares

Article 7A provides that

“(i)	The Board may issue Ordinary Shares with differential rights as to voting and/or dividend (hereinafter referred to as ‘A’ Ordinary Shares) upto an amount not exceeding 25% of the total issued Ordinary Share Capital of the Company or such other limit as may be prescribed by applicable laws/regulations. Such issue of ‘A’ Ordinary Shares shall be in accordance with the Act, other applicable laws, Article 67A and other terms and conditions that may be specified at the time of issue.

(ii)	The ‘A’ Ordinary Shares so issued by the Company will stand to be in the same class as the Ordinary Shares. The ‘A’ Ordinary Shares issued by the Company will enjoy all rights and privileges that are attached to Ordinary Shares in law and by the provisions of these presents, except as to voting and/or dividend, as provided in these Articles and as may be permitted under applicable law from time to time.

(iii)	The Board may issue ‘A’ Ordinary Shares of more than one series carrying differential rights as to voting and/or dividend, as the case may be.

(iv)	The Board shall have the power and authority to remove any difficulties, and do such other acts and deeds, in relation to the applicability of this Article to the rights and obligations of the holders of the ‘A’ Ordinary Shares, including, but not limited to the issue and deciding the stock exchanges on which the ‘A’ Ordinary Shares will be listed.

(v)	The Board shall follow the general principles set out under Article 7A (ii) at all times whilst making any decision in regard to ‘A’ Ordinary Shares.”

Shares under the control of Directors

Article 8 provides that “Subject to the provisions of the Act and Article 64 and the other Articles, the shares in the capital of the Company for the time being (including any shares forming part of any increased capital of the Company) shall be under the control of the Directors who may allot or otherwise dispose of the same or any of them to such persons, in such proportion and on such terms and conditions and either at a premium or at par or (subject to compliance with the provisions of Section 79 of the Act) at a discount and at such times as they may from time to time, think fit and proper, and with full power with the sanction of the Company in General Meeting to give to any person the option to call for or be allotted shares of any class of the Company either at par or at a premium or subject as aforesaid at a discount such option being exercisable at such time and for such consideration as the Directors think fit.”

Power of General Meeting to offer shares to such Company may resolve

Article 9 provides that “In addition to and without derogating from the powers for that purpose conferred on the Directors under Articles 7 and 8 and on the Company under Articles 7 and 8, the Company in general meeting may determine to issue further shares of the authorised but unissued capital of the Company and may determine that any shares (whether forming part of the original capital or of any increased capital of the Company) shall be offered to such persons (whether members or holders of debentures of the Company or not) in such proportions and on such terms and conditions and either at a premium or at par or, subject to compliance with the provisions of Section 79 of the Act, at a discount, as such general meeting shall determine and with full power to give to any person (whether a member or holder of debentures of the Company or not) the option to call for or be allotted shares of any class of the Company either at a premium or at par or (subject to compliance with the provisions of Section 79 of the Act) at a discount, such option being exercisable at such times and for such consideration as may be directed by such general meeting, or the Company in general meeting may make any other provision whatsoever for the issue, allotment or disposal of any shares. Subject to any direction given by general meeting as aforesaid the provisions of Article 64 hereof shall apply to any issue of new shares.”

Directors may allot shares as fully paid-up

Article 10 provides that “Subject to the provisions of the Act and these Articles, the Directors may allot and issue shares in the capital of the Company as payment or part payment for any property sold or transferred, goods or machinery supplied or for services rendered to the Company either in or about the formation or promotion of the Company or the conduct of its business and any shares which may be so allotted may be issued as fully paid or partly paid-up otherwise than in cash, and, if so issued, shall be deemed to be fully paid-up or partly paid-up shares as aforesaid.”

Acceptance of shares

Article 12 provides that “An application signed by or on behalf of an applicant for shares in the Company, followed by an allotment of any share therein, shall be an acceptance of shares within the meaning of these Articles, and every person who thus or otherwise accepts any shares and whose name is on the Register shall for the purpose of these Articles be a member.”

Company not bound to recognize any interest in shares other than that of the registered holders

Article 15 provides that “Except as required by law no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by, or be compelled in any way, to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share or any interest in any fractional part of a share, (or except only as by these Articles or as ordered by a Court of competent jurisdiction or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.”

Certificate of Shares

Article 17 provides that

“(a)	The certificates of title to shares shall be issued under the Seal of the Company which shall be affixed in the presence of and signed by (i) two Directors or persons acting on behalf of the Directors under a duly registered Power of Attorney; and (ii) the Secretary or some other person appointed by the Board for the purpose;

PROVIDED that, if the composition of the Board permits or if, at least one of the aforesaid two Directors shall be a person other than a Managing Director or Whole-time Director or, so long as the Company has Managing Agents, a person other than a Director appointed by the Managing Agents under Article 126 or a Director to whom Article 133 applies.

A Director may sign a share certificate by affixing his signature thereon by means of any machine, equipment or other mechanical means such as engraving in metal or lithography.

PROVIDED ALWAYS that notwithstanding anything contained in this article the certificates of title to shares may be executed and issued in accordance with such other provisions of the Act or the Rules made thereunder, as may be in force for the time being and from time to time.

(b)	Every member shall be entitled without payment to one certificate for all the shares of each class or denomination registered in his name or if the Directors so approve (upon paying such fee or fees or at the discretion of the Directors without payment of fees as the Directors may from time to time determine) to several certificates each for one or more shares of each class. Every certificate of shares shall specify the number and in respect of which it is issued and the amount paid thereon and shall be in such form as the Directors shall prescribe or approve.”

Discretion to refuse sub-division or consolidation of certificates

Article 17A provides that “Notwithstanding anything contained in Article 17, the Board may in its absolute discretion refuse applications for the sub-division or consolidation of share, debenture or bond certificates in denominations of less than the marketable lot except when sub-division or consolidation is required to be made to comply with a statutory provision or an order of a competent Court of law.”

Limitation of time for issue of certificates

Article 18 provides that “The Company shall within three months after the allotment of any of its shares or debentures and within two months after the application for the registration of the transfer of any such shares or debentures complete and have ready for delivery the certificates of all shares and debentures allotted or transferred, unless the conditions of issue of the shares or debentures otherwise provided and the Company shall otherwise comply with the requirements of Section 113 and other applicable provisions (if any) of the Act.”

As to issue of new certificate in place of one defaced, lost or destroyed

Article 19 provides that “If any certificate be worn out, defaced, torn or be otherwise mutilated or rendered useless from any cause whatsoever, or if there be no space on the back thereof for endorsement of transfers, then upon production thereof to the Directors they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate be lost or destroyed, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate on payment, if any, of such sum not exceeding Re.1/- as the Directors may in their discretion determine. The Directors may in their discretion waive payment of such fee in the case of any certificate or certificates.”

TRANSFER AND TRANSMISSION OF SHARES

Register of Transfer

Article 43 provides that “The Company shall keep a book to be called the “Register of Transfers” and therein shall be fairly distinctly entered the particulars of every transfer or transmission of any share.”

Application for Transfer

Article 45 provides that

“(1)	An application for the registration of a transfer of the shares in the Company may be made either by the transferor or the transferee.

(2)	Where the application is made by the transferor and relates to partly paid shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(3)	For the purposes of clause (2) above notice to the transferee shall be deemed to have been duly given if it is despatched by prepaid registered post to the transferee at the address given in the instrument of transfer and shall be deemed to have been duly delivered at the time at which it would have been delivered in the ordinary course of post.”

Directors may refuse to register transfer

Article 48 provides that “Subject to the provisions of Section 111 of the Act, or any statutory modification thereof for the time being in force, the Directors may, at their absolute and uncontrolled discretion decline to register or acknowledge any transfer of shares and shall not be bound to give any reason for such refusal and in particular may so decline in respect of shares upon which the Company has a lien or whilst any moneys in respect of the shares desired to be transferred or any of them remain unpaid or unless the transferee is approved by the Directors and such refusal shall not be affected by the fact that the proposed transferee is already a member. The registration of a transfer shall be conclusive evidence of the approval by the Directors of the transferee.”

Registration persons entitled to shares otherwise than by transfer (Transmission Clause)

Article 54 provides that “Subject to the provisions of the Act and these Articles, any person becoming entitled to any share in consequence of the death, lunacy, bankruptcy or insolvency of any member or by any lawful means other than by transfer in accordance with these presents, may, with the consent of the Directors (which they shall not he under any obligation to give) upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article or of his title as the Directors shall require either be registered as a member in respect of such shares or elect to have some person nominated by him and approved by the Directors registered as a member in respect of such shares; Provided nevertheless that if such person shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so he shall not be freed from any liability in respect of such shares. This Clause is herein referred to as the Transmission Clause.”

Conversion of shares into stock and reconversion

Article 59 provides that “The Company may, by ordinary resolution of the Company in General Meeting:-

(a)	convert any paid-up shares into stock; and

(b)	convert any stock into paid-up shares of any denomination.”

Increase of Capital

Article 63 provides that

“(a)	The Company may from time to time in General Meeting increase its share capital by the issue of new shares of such amount as it thinks expedient.

(b)	Subject to the provisions of the Act, the new shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as by the General Meeting creating the same shall be directed and if no direction be given as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in distribution of assets of the Company and any Preference shares may be issued on the terms that they are or at the option of the Company are to be liable to be redeemed.”

Rights of ordinary shareholders to further issue of capital

Article 64 provides that “Where it is proposed to increase the subscribed capital of the Company by allotment of further shares, then such further shares shall be offered to the persons who, at the date of the offer, are holders of the ordinary shares of the Company, in proportion, as nearly as circumstances admit, to the capital paid up on those shares at that date in accordance with the provisions of Section 81 of the Act. Provided that notwithstanding anything hereinbefore contained, the further shares aforesaid may be offered to any persons, whether or not those persons include the persons who, at the date of the offer, are holders of the ordinary shares of the Company in any manner whatsoever:–

(a)	If a Special Resolution to that effect is passed by the Company in General Meeting, or

(b)	Where no such Special Resolution is passed, if the votes cast (whether on a show of hands or on a poll as the case may be), in favour of the proposal contained in the Resolution moved in that General Meeting (including the casting vote, if any, of the Chairman) by members who, being entitled so to do, vote in person, or where proxies are allowed, by proxy, exceed the votes, if any, cast against the proposal by members so entitled and voting and the Central Government is satisfied on an application made by the Board of Directors in that behalf, that the proposal is most beneficial to the Company.”

Same as original capital

Article 65 provides that “Except so far as otherwise provided by the conditions of issue or by these presents any capital raised by the creation of new shares shall be considered part of the original ordinary capital and shall be subject to the provisions herein contained with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, surrender, voting and otherwise.”

Restrictions on purchase by Company of its own shares

Article 66 provides that

“1.	The Company shall not have the power to buy its own shares unless the consequent reduction of capital is effected and sanctioned in pursuance of Article 68 or in pursuance of Sections 100 to 104 or Section 402 or other applicable provisions (if any) of the Act.

2.	Except to the extent permitted by Section 77 or other applicable provisions (if any) of the Act the Company shall not give whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise any financial assistance for the purpose, of or in connection with the purchase or subscription made or to be made by any person of or for any shares in the Company.

3.	Nothing in this Article shall affect the right of the Company to redeem any redeemable Preference shares issued under Article 63 or under Section 80 or other relevant provisions (if any) of the Act or of any previous Companies Law.”

Buy-Back of Shares

Article 66A provides that “Notwithstanding anything contained in these Articles, in the event it is permitted by law for a company to purchase its own shares or securities, the Board of Directors may, when and if thought fit, buy back such of the Company’s own shares or securities as it may think necessary, subject to such limits, upon such terms and conditions, and subject to such approvals, as may be permitted by law.”

Provisions in case of redeemable Preference shares

Article 67 provides that “On the issue of redeemable Preferences shares under the provisions of Article 63 the following provisions shall take effect :-

(a)	No such shares shall be redeemed except out of the profits of the Company which would otherwise be available for dividend or out of the proceeds of a fresh issue of shares made for the purposes of the redemption;

(b)	No such shares shall be redeemed unless they are fully paid;

(c)	The premium, if any, payable on redemption shall be provided for out of the profits of the Company or out of the Company’s share premium account, before the shares are redeemed;

(d)	Where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall, out of profits which would otherwise have been available for dividend be transferred to a Reserve Account to be called “The Capital Redemption Reserve Account”, a sum equal to the nominal amount of the shares redeemed and the provisions of the Act relating to the reduction of the share capital of a Company shall except as provided under Section 80 of the Act or herein apply as if the Capital Redemption Reserve Account were paid up share Capital of the Company;

(e)	Subject to the provisions of Section 80 of the Act and this Article the redemption of Preferences shares hereunder may be effected in accordance with the terms and conditions of their issue and failing that in such manner as the Directors may think fit.”

Provisions in case of ‘A’ Ordinary Shares

Article 67A provides that “Notwithstanding s anything contained in these presents, the rights, powers and preferences relating to ‘A’ Ordinary Shares and the qualifications, limitations and restrictions thereof are as follows:

(a) (i)	The holders of ‘A’ Ordinary Shares shall be entitled to such rights of voting and/or dividend and such other rights as per the terms of the issue of such shares, provided always that:

•	in the case where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any) will be applicable to holders of ‘A’ Ordinary Shares.

•

in the case where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of ‘A’ Ordinary Shares shall be entitled to the same number of votes as available to holders of Ordinary Shares in accordance with Article 111(1).

(ii)	The holders of Ordinary Shares and the holders of ‘A’ Ordinary Shares shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Company and shall exercise such votes in proportion to the voting rights attached to such Shares including in relation to any scheme under Sections 391 to 394 of the Act.

(b)	The holders of ‘A’ Ordinary Shares shall be entitled to dividend on each ‘A’ Ordinary Share which may be equal to or higher than the amount per Ordinary Share declared by the Board for each Ordinary Share, and as may be specified at the time of the issue. Different series of ‘A’ Ordinary Shares may carry different entitlements to dividend to the extent permitted under applicable law and as prescribed under the terms applicable to such issue.

(c) (i)	Where the Company proposes to make a rights issue of Ordinary Shares or any other securities convertible into Ordinary Shares, the Company shall simultaneously make an offer to the holders of ‘A’ Ordinary Shares in the same proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue. The holders of ‘A’ Ordinary Shares shall receive further ‘A’ Ordinary Shares whereas holders of Ordinary Shares shall receive further Ordinary Shares.

(ii)	Where the Company proposes to make a bonus issue of Ordinary Shares, the holders of ‘A’ Ordinary Shares shall, subject to the terms of such issue, receive further ‘A’ Ordinary Shares whereas the holders of Ordinary Shares shall receive further Ordinary Shares to the end and intent that the proportion of Ordinary Shares to ‘A’ Ordinary Shares after such offer, shall, as far as possible remain unaffected.

(d)	The ‘A’ Ordinary Shares issued in accordance with these presents will not be convertible into Ordinary Shares at any time.

(e)	In the event of any scheme, arrangement or amalgamation in accordance with the Act, and subject to other approvals and other applicable laws and these presents for amalgamation of the Company with or into any other entity and which results in a share swap or exchange, the holders of the ‘A’ Ordinary Shares shall receive allotment as per the terms of the scheme and as far as possible, unless specified to the Company in such scheme, the said holders shall receive Ordinary Shares with differential rights to voting or dividend of such entity.

(f) (i)	Where an offer is made to purchase the outstanding Ordinary Shares or voting rights or equity capital or share capital or voting capital of the Company in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and other applicable laws, the applicability of such regulation on ‘A’ Ordinary Shares will result in an offer also being made to purchase ‘A’ Ordinary Shares in the same proportion as the offer to purchase Ordinary Shares.

Illustration: In accordance with the said Regulations where an offer is made to purchase twenty (20) percent of the outstanding Ordinary Shares or voting rights or equity capital or share capital or voting capital of the Company, such offer shall be deemed to include an offer for twenty (20) percent of the outstanding Ordinary Shares and also an offer for twenty (20) percent of the outstanding ‘A’ Ordinary Shares.

(ii)	The pricing guidelines and other provisions as specified in the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 shall mutatis mutandis apply to an offer for ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. All consideration to be received by holders of ‘A’ Ordinary Shares in accordance with any offer as stated in sub-clause (i) above shall be paid in the same form and at the same time as that received by holders of Ordinary Shares. Explanation: For the purposes of the said Regulations, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” shall mean and include Ordinary Shares and ‘A’ Ordinary Shares as the case may be.

(g)	Where the promoter (as provided in the last quarterly filing with the stock exchanges prior to making the offer) or any other acquirer proposes at any time to voluntarily delist the Ordinary Shares of the Company in accordance with the SEBI (Delisting of Securities) Guidelines, 2003 from the stock exchanges on which such Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price.

(h)	Subject to Article 66, Article 66A and Article 68, the Company when exercising its power under these presents to buyback the Ordinary Shares of the Company, will offer to buyback ‘A’ Ordinary Shares in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares, in accordance with applicable laws including the SEBI (Buy-Back of Securities) Regulations, 1998.

(i) (i)	Any alteration proposed by the Company to this Article 67A which affects the rights pertaining to the ‘A’ Ordinary Shares is required to be approved by not less than three-fourths of the holders of the outstanding ‘A’ Ordinary Shares present and voting.

(ii)	For the purposes of (i) above, the Company will call a separate meeting of holders of ‘A’ Ordinary Shares.”

Reduction of Capital

Article 68 provides that “The Company may from time to time by Special Resolution reduce its share capital in any way authorised by law and in particular may pay off any paid up share capital upon the footing that it may be called up again or otherwise and may if and so far as is necessary alter its Memorandum by reducing the amount of its share capital and of its shares accordingly.”

Consolidations divisions and sub division

Article 69 provides that “The Company may in General Meeting alter the conditions of its Memorandum as follows :-

(a)	Consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares.

(b)	Sub-divide its shares or any of them into shares of smaller amounts than originally fixed by the Memorandum subject nevertheless to be provisions of the Act and of these Articles.

(c)	Cancel shares which at the date of such General Meeting have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.”

Issue further pari passu shares not to affect the right of shares already issued

Article 70 provides that “The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not unless otherwise expressly provided by the terms of the issue of the shares of that class be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.”

MODIFICATION OF CLASS RIGHTS

Power to modify class rights

Article 72 provides that “If at any time the share capital by reason of the issue of Preference shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to each class may, subject to the provisions of Sections 106 and 107 of the Act, and whether or not the Company is being wound up, be varied modified abrogated or dealt with, with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class and all the provisions contained in these Articles as to General Meetings (including the provisions relating to quorum at such meetings) shall mutatis mutandis apply to every such meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly prohibited by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu herewith.”

Joint – Holders

Article 73 provides that “Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint-tenants with benefits of survivorship subject to the following and other provisions contained in these Articles :-

(a)	The Company shall be entitled to decline to register more than six persons as the joint-holders of any share.

(b)	The joint-holders of any share shall be liable severally as well as jointly for and in respect of all calls and other payments which ought to be made in respect of such share.

(c)	On the death of any such joint-holder the survivor or survivors shall be the only person or persons recognised by the Company as having any title to the share but the Directors may require such evidence of death as they may deem fit and nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on shares held by him jointly with any other person.

(d)	Any one of such joint-holders may give effectual receipts of any dividends or other moneys payable in respect of such share.

(e)	Only the person whose name stands first in the Register of Members as one of the joint-holders of any share shall be entitled to delivery of the certificate relating to such share or to receive documents (which expression shall be deemed to include all documents served on or sent to such person) shall be deemed service on all the joint-holders.

(f)	Any one of two or more joint-holders may vote at any meeting either personally or by attorney duly authorised under a power of attorney or by proxy in respect of such share as if he were solely entitled thereto and if more than one of such joint-holders then that one of such persons so present whose name stands first or higher (as the case may be) on the register in respect of such share shall alone be entitled to vote in respect thereof but the other or others of the joint-holders shall be entitled to be present at the meeting; Provided always that a joint-holder present at any meeting personally shall be entitled to vote in preference to a joint-holder present by an attorney duly authorised under power of attorney or by proxy although the name of such joint-holder present in respect of such shares. Several executors or administrators of a deceased member in whose (deceased member’s) sole name any share stands shall for the purposes of this sub-clause be deemed joint-holders.

BORROWING POWERS

Power to Borrow

Article 74 provides that

Subject to the provisions of the Act and these Articles and without prejudice to the other powers conferred by these Articles the Directors shall have the power from time to time at their discretion to borrow any sum or sums of money for the purposes of the Company provided that the total amount borrowed at any time together with the money already borrowed by the Company (apart from temporary loans obtained from the Company’s Bankers in the ordinary course of business) shall not without the consent of the Company in General Meeting exceed the aggregate of the paid-up capital of the Company and its free reserves that is to say reserves not set apart for any specific purpose.

Bonds, debentures etc. to be subject to control of Directors

Article 76 provides that

Any bonds, debentures, debenture-stock or other securities issued or to be issued by the Company shall be under the control of the Directors who may issue them upon such terms and conditions and in such manner and for such consideration as they shall consider to be for the benefit of the Company.

Indemnity may be given

Article 80 provides that

Subject to the provisions of the Act and these Articles if the Directors or any of them or any other person shall incur or be about to incur any liability whether as principal or surety for the payment of any sum primarily due from the Company the Directors may execute or cause to be executed any mortgage charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or person so becoming liable as aforesaid from any loss in respect of such liability.

GENERAL MEETING

Annual General Meetings

Article 81 provides that

“(1)	The Company shall, in addition to any other meetings, hold a general meeting (herein called an Meetings “Annual General Meeting”) at the intervals and in accordance with the provisions herein specified. The Annual General Meeting of the Company shall be held within six months after the expiry of each financial year; Provided however, that if the Registrar of Companies shall have for any special reason extended the time within which any Annual General Meeting shall be held by a further period not exceeding three months, the Annual General Meeting may be held within the additional time fixed by the Registrar. Except in the cases where the Registrar has given an extension of time as aforesaid for holding any Annual General Meeting not more than fifteen months shall elapse between the date of one Annual General Meeting and that of the next.

(2)	Every Annual General Meeting shall be called for a time during business hours and on such day (not being a public holiday) as the Directors may from time to time determine and it shall be held either at the registered office of the Company or at some other place within the City of Bombay. The notice calling the meeting shall specify it as the Annual General Meeting.”

Extraordinary General Meeting

Article 82 provides that “All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.”

Directors may call Extraordinary General Meeting on requisition

Article 83 provides that “The Board of Directors may call an Extraordinary General Meeting whenever they think fit.

1.	The Board of Directors shall, on the requisition of such number of members of the Company as hold in regard to any matter at the date of deposit of the requisition, not less than one-tenth of such of the paid up capital of the Company as at that date carries the right of voting in regard to that matter, forthwith proceed duly to call an Extraordinary General Meeting of the Company and the provisions of Section 169 of the Act (including the provisions below) shall be applicable.

2.	The requisition shall set out the matters for the consideration of which the meeting is to be called, shall be signed by the requisitionists, and shall be deposited at the registered office of the Company.

3.	The requisition may consist of several documents in like form, each signed by one or more requisitionists.

4.	Where two or more distinct matters are specified in the requisition, the provisions of Clause (1) above shall apply separately in regard to each such matter; and the requisition shall accordingly be valid only in respect of those matters in regard to which the condition specified in that Clause is fulfilled.

5.	If the Board of Directors does not, within twenty-one days from the date of the deposit of a valid requisition in regard to any matters, proceed duly to call a meeting for the consideration of those matters on a day not later than forty-five days from the date of the deposit of the requisition, the meeting may be called by the requisitionists themselves or by such of the requisitionists as represent either a majority in value of the paid up share capital held by all of them or not less than one-tenth of such of the paid up share capital of the Company as is referred to in Clause (1) above whichever is less.

6.	A meeting called under Clause (5) above by the requisitionists or any of them shall be called in the same manner, as nearly as possible, as that in which meetings are to be called by the Board, but shall not be held after the expiration of three months from the date of the deposit of the requisition.

7.	Any reasonable expense incurred by the requisitionists by reason of the failure of the Board duly to call a meeting shall be repaid to the requisitionists by the Company; and any sum repaid shall be retained by the Company out of any sums due or to become due from the Company by way of fees or other remuneration for their services to such of the Directors as were in default.”

Notice of Meeting

Article 85 provides that

“1.	A General Meeting of the Company may be called by giving not less than 21 days’ notice in writing.

2.	However, a General Meeting may be called after giving shorter notice than 21 days, if the consent is accorded thereto:

(i)	In the case of an Annual General Meeting, by all the members entitled to vote thereat: and

(ii)	In the case of any other meeting, by members of the Company holding not less than 95% of such part of the paid up share capital of the Company as gives a right to vote at that meeting.

PROVIDED that where any members of the Company are entitled to vote only on some Resolution or Resolutions to be moved at the meeting and not on the others, those members shall be taken into account for the purpose of this Clause in respect of the former Resolution or Resolutions but not in respect of the latter.”

Contents of Notice

Article 86 provides that

“1.	Every notice of a meeting of the Company shall specify the place, date and hour of the meeting, and shall contain a statement of the business to be transacted thereat.

2.	In every notice there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself, and that a proxy need not be a member of the Company.”

Special Business

Article 87 provides that

“(1)	In the case of an Annual General Meeting all business to be transacted at the meeting shall be deemed special with the exception of business relating to :–

(i)	the consideration of the Accounts, Balance Sheet and Profit and Loss Account and the Report of the Board of Directors and of the Auditors;

(ii)	the declaration of dividend;

(iii)	the appointment of Directors in the place of those retiring;

(iv)	the appointment of and the fixing of the remuneration of the Auditors.

(2)	In the case of any other meeting all business shall be deemed special.

(3)	Where any item of business to be transacted at the meeting is deemed to be special as aforesaid, there shall be annexed to the notice of the meeting a statement setting out all material facts concerning each such item of business including in particular, the nature of the concern or interest, if any, therein of every Director and of the Managing Agents.

Provided, however, that where any item of special business as aforesaid to be transacted at a Meeting of the Company relates to, or any other company, the extent of shareholding interest in that company of every Director and the Managing Agent of the Company shall also be set out in the explanatory statement, if the extent of such shareholding interest is not less than 20 percent of the paid-up share capital of that other company.

(4)	Where any item of business to be transacted at the meeting of the Company consists of according the approval of the meeting to any document, the time and place where the document can be inspected shall be specified in the explanatory statement.”

Service of Notice

Article 88 provides that “Notice of every meeting shall be given to every member of the Company in any manner authorised by sub-sections (1) to (4) of Section 53 of the Act and by these Articles. It shall be given to the persons entitled to a share in consequence of the death or insolvency of a member, by sending it through the post in a pre-paid letter addressed to them by name, or by the title of the representatives of the deceased, or assignees of the insolvent, or by any like description, at the address, if any, in India supplied for the purpose by the persons claiming to be so entitled, or until such an address has been so supplied, by giving the notice in any manner in which it might have been given if the death or insolvency had not occurred; Provided that where the notice of a meeting is given by advertising the same in a newspaper circulating in the neighbourhood of the registered office of the Company under sub-section (3) of Section 53 of the Act, the explanatory statement need not be annexed to the notice as required by Section 173 of the said Act, but it shall be mentioned in the advertisement that the statement has been forwarded to the members of the Company.”

Resolution requiring Special Notice

Article 91 provides that

“(1)	Where, by any provision contained in the Act or in these Articles special notice is required of any resolution, notice of the intention to move the resolution shall be given to the Company not less than fourteen days before the meeting at which it is to be moved, exclusive of the day on which the notice is served or deemed to be served and the day of the meeting.

(2)	The Company shall, immediately after the notice of the intention to move any such resolution has been received by it, give its members notice of the resolution in the same manner as it gives notice of the meeting, or if that is not practicable, shall give them notice thereof either by advertisement in a newspaper having an appropriate circulation or in any other mode allowed by the Articles not less than seven days before the meeting.”

PROCEEDINGS AT GENERAL MEETING

Quorum at General Meeting

Article 92 provides that “Five members entitled to vote and present in person shall be a quorum for a General Meeting and no business shall be transacted at any General Meeting unless the quorum requisite be present at the commencement of the business.”

Chairman of Directors or Deputy Chairman, or Vice-Chairman or a Director to be Chairman of General Meeting

Article 95 provides that

“(1)	The Chairman of the Board of Directors shall if willing, preside as Chairman at every General Meeting, whether Ordinary or Extraordinary, but if there be no such Chairman, or in case of his absence or refusal, the Deputy Chairman or Vice-Chairman of the Board of Directors shall, if willing, preside as Chairman at such meeting and if there be no such Deputy Chairman or Vice-Chairman, or in case of his absence or refusal, some one of the Directors present shall be chosen to be the Chairman of the meeting.

(2)	If at any meeting a quorum of members shall be present, and the Chair shall not be taken by the Chairman of the Board or by the Deputy Chairman or the Vice-Chairman or by a Director at the expiration of half an hour from the time appointed for holding the meeting or if before the expiration of that time all the Directors shall decline to take the chair, the members present shall choose one of their own number to be Chairman of the meeting.”

What would be the evidence of the passing of resolution where poll not demanded

Article 99 provides that “At any General Meeting, a resolution put to the vote of the meeting shall unless a poll is demanded, be decided on a show of hands. A declaration by the Chairman that on a show of hands a resolution has or has not been carried, or has or has not been carried either unanimously or by a particular majority, and an entry to that effect in the books containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes cast in favour of or against such resolution.”

Demand for poll

Article 100 provides that “Before or on the declaration of the result of the voting on any resolution on a show of hands, a poll may be ordered to be taken by the Chairman of the Meeting of his own motion and shall be ordered to be taken by him on a demand made in that behalf by any member or members present in person or by proxy and holding shares in the Company which confer a power to vote on the resolution not being less than one-tenth of the total voting power in respect of the resolution, or on which an aggregate sum of not less than fifty thousand rupees has been paid up. The demand for a poll may be withdrawn at anytime by the person or persons who make the demand.”

Minutes of General Meeting

Article 107 provides that “The Company shall cause minutes of all proceedings of every General Meeting to be kept in accordance with the provisions of Section 193 of the Act, by making within thirty days of the conclusion of each such meeting entries thereof in books kept for that purpose with their pages consecutively numbered. Each page of every such book shall be initialled or signed and the last page of the record of proceedings of each meeting in such books shall be dated and signed by the Chairman of the same meeting within the aforesaid period of thirty days or in the event of the death or inability of that Chairman within that period, by a Director duly authorised by the Board for that purpose. In no case the minutes of the proceedings of a meeting shall be attached to any such book as aforesaid by pasting or otherwise. Any such minutes kept as aforesaid shall be evidence of the proceedings recorded therein.”

Inspection of minute books of General Meetings

Article 108 provides that “No report of the proceedings of any General Meeting of the Company shall be circulated or advertised at the expense of the Company unless it includes the matters required by these Articles of Section 193 of the Act to be contained in the minutes of the proceedings of such meeting.”

VOTES OF MEMBERS

Votes may be given by proxy or attorney

Article 110 provides that “Subject to the provisions of the Act and these Articles, votes may be given either personally or by an attorney or by proxy or in the case of a body corporate also by a representative duly authorised under Section 187 of the Act and Article 112.”

Number of votes to which Members entitled

Article 111 provides that

“(1)	Subject to the provisions of the Act and these Articles upon show of hands every member entitled to vote and present in person (including a body corporate present by a representative duly authorised in accordance with the provisions of Section 187 of the Act and Article 112) or by attorney or in the case of a body corporate by proxy shall have one vote.

(2)	Subject to the provisions of the Act and these Articles, upon a poll every member entitled to vote and present in person (including a body corporate present as aforesaid) or by attorney or by proxy shall be entitled to vote and shall have the following voting rights:–

(a)	In respect of every Ordinary Share (whether fully paid or partly paid) his voting right shall be in the same proportion as the capital paid up on such Ordinary Share bears to the total paid-up ordinary capital of the Company;

(b)	In respect of every fully paid Preference Share his voting right share be equal to the voting right for a fully paid Ordinary Share.

(c)	In respect of every fully paid ‘A’ Preference Shares, his voting right shall be as provided in clause (b) of Article 6A(1).”

Rights of member to use his votes differently

Article 115 provides that “On a poll taken at a meeting of the Company, a member entitled to more than one vote, or his proxy, or other person entitled to vote for him, as the case may be, need not, if he votes, use all his votes or cast in the same way all the votes he uses.”

Proxies

Article 116 provides that “Any member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (whether a member or not) as his proxy to attend and vote instead of himself; but a proxy so appointed shall not have any right to speak at the meeting.”

Appointment of Proxy

Article 117 provides that “Every proxy shall be appointed by an instrument in writing signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a body corporate, be under its seal or be signed by an officer or an attorney duly authorised by it.”

DIRECTORS

Number of Directors

Article 124 provides that “Until otherwise determined by a General Meeting, the number of Directors shall not be less than 3 or more than 15.”

Appointment of Alternate Director

Article 130 provides that “The Board of Directors of the Company may appoint an Alternate Director to act for a Director (hereinafter called “the original Director”) during his absence for a period of not less than three months from the State of Maharashtra and such appointment shall have effect and such appointee, whilst he holds office as an Alternate Director shall be entitled to notice of meetings of the Directors and to attend and vote thereat accordingly. An Alternate Director appointed under this Article shall not hold office as such for a period longer than that permissible to the original Director in whose place he has been appointed and shall vacate office if and when the original Director returns to the State of Maharashtra. If the term of office of the original Director is determined before he so returns to the State of Maharashtra, any provision in the Act or in these Articles for the automatic reappointment of retiring Directors in default of another appointment shall apply to the original Director and not to the Alternate Director.”

Casual Vacancy

Article 131 provides that “Subject to the provisions of Article 133 and Sections 261, 262(2) and 284(6) and other applicable provisions (if any) of the Act, any casual vacancy occurring in the office of a Director whose period of office is liable to determination by retirement by rotation may be filled up by the Directors at a meeting of the Board. Any person so appointed shall hold office only upto the date up to which the Director in whose place he is appointed would have held office, if the vacancy had not occurred.”

Appointment of Additional Directors

Article 132 provides that “Subject to the provisions of Article 133 and Sections 260, 261 and 284(6) and other applicable provisions (if any) of the Act, the Directors shall have powers at any time and from time to time to appoint a person as an Additional Director. The Additional Director shall retire from office at the next following Annual General Meeting, but shall be eligible for re-election.”

Share Qualification of Directors

Article 134 provides that “A Director of the Company shall not be required to hold qualification shares.”

Remuneration of Directors

Article 135 provides that

“(1)	The maximum remuneration of a Director for his services shall be such sum as may be prescribed by the Act or the Central Government from time to time for each meeting of the Board of Directors attended by him. Subject to the limitation provided by the Act, such additional remuneration as may be fixed by the Directors, may be paid to any one or more of the Directors for services rendered by him or them; and the Directors shall be paid further remuneration (if any) as the Company in General Meeting shall from time to time determine, and such further remuneration shall be divided among the Directors in such proportion and manner as the Directors may from time to time determine and in default of such determination within the year equally. Such remuneration and/or additional remuneration may be by way of salary or commission on dividends, profits or turnover or by participation in profits or by any or all of those modes:

Provided that any commission on dividends, profits or turnover or any participation in profits of the Company shall not exceed in the aggregate the equivalent of 3 per cent of the net profits of the Company as defined in Section 349 of the Act. Nothing in this Article shall restrict the right of the Directors as regards the distribution of general bonus to all members of the staff.

(2)	The Directors may subject as aforesaid allow and pay to any Director who is not a bona fide resident of the place where a meeting is to be held who shall come to such place for the purpose of attending a meeting such sum as the Directors may consider fair compensation for travelling expenses, in addition to his fee for attending such meeting as above specified, and the Directors may from time to time fix the remuneration to be paid to any member or members of their body constituting a committee appointed by the Directors in terms of these Articles, and may pay the same.

(3)	If any Director, being willing, shall be called upon to perform extra services, or to make any special exertions in going or residing out or otherwise for any of the purposes of the Company, the Company shall subject as aforesaid remunerate such Director either by a fixed sum or by a percentage of profits not exceeding 3 per cent of the net profits of the Company as defined in Section 349 of the Act or otherwise as may be determined by the Directors and such remuneration may be either in addition to or in substitution for his remuneration above provided.”

MANAGING OR WHOLE-TIME DIRECTOR(S)

Power to appoint Managing or Whole-time Director(s)

Article 185A provides that “Subject to the provisions of the Act, the Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors (in which expression shall be included a joint Managing Director) or Whole-time Director or Whole-time Directors of the Company for such term not exceeding five years at a time as they may think fit, to manage the affairs and business of the Company as and when Tata Industries Private Limited cease to be the Managing Agents of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.”

Remuneration of Managing or Whole-time Director(s)

Article 185C provides that “The remuneration of a Managing Director or Whole-time Director (subject to Section 309 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) shall from time to time be fixed by the Directors and may be by way of fixed salary, or commission on profits of the Company or by participation in any such profits or by any or all of those modes. A Managing Director or Whole-time Director shall not received or be paid any commission on sales or purchases made by or on behalf of the Company.”

Powers and duties of Managing or Whole-time Director(s)

Article 185D provides that “Subject to the superintendence, control and direction of the Board of Directors, the day to day management of the Company shall be in the hands of the Director or Directors appointed under Article 185A, with power to the Directors to distribute such day to day management functions among such Directors, if more than one, in any manner as directed by the Board or to delegate such power of distribution to any one of them. The Directors may from time to time entrust to and confer upon a Managing Director or Whole-time Director for the time being save as prohibited in the Act, such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they think expedient and they may subject to the provisions of the Act and these Articles confer such powers either collaterally with or to the exclusion of or in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.”

Dividends

Article 187 provides that “The profits of the Company subject to any special rights relating thereto created or authorised to be created by the Memorandum or these Articles and subject to the provisions of these Articles shall be divisible among the members in proportion to the amount of capital paid up on the shares held by them respectively;

Provided always that (subject as aforesaid) any capital paid up on a share during the period in respect of which a dividend is declared shall, unless the Directors otherwise determine, only entitle and shall be deemed always to have only entitled, the holder of such share to an apportioned amount of such dividend as from the date of payment.”

Capital paid up in advance at interest not to earn Dividend

Article 188 provides that “Where capital is paid up in advance of calls upon the footing that the same shall carry interest, such capital shall not, whilst carrying interest, confer a right to participate in profits.”

Dividends in proportion to amount paid up

Article 189 provides that “The Company may pay dividends in proportion to the amount paid up or credited as paid up on each share, where a larger amount is paid up or credited as paid up on some shares than on others.”

The Company in General Meeting may declare a Dividend

Article 190 provides that “The Company in General Meeting may subject to Section 205 of the Act declare a dividend to be paid to the members according to their respective rights and interests in the profits and subject to the provisions of the Act, may fix the time for payment. When a dividend has been so declared, the warrant in respect thereof shall be posted within forty-two days from the date of the declaration to the shareholders entitled to the payment of the same.”

Power of Directors to limit Dividend

Article 191 provides that “Subject to the provisions of the Act, the Directors may, from time to time, pay to the members such interim dividends as in their judgement the position of the Company justifies.”

Interim Dividend

Article 192 provides that “Subject to the provisions of the Act, the Directors may, from time to time, pay to the members such interim dividends as in their judgement the position of the Company justifies.”

No member to receive Dividend whilst indebted to the Company and Company’s right of reimbursement thereout

Article 194 provides that “Subject to the provisions of the Act no member shall be entitled to receive payment of any interest or dividend in respect of his share or shares, whilst any money may be due or owing from him to the Company in respect of such share or shares or otherwise howsoever either alone or jointly with any other person or persons; and the Directors may deduct from the interest or dividend payable to any member all sums of money so due from him to the Company.”

Unclaimed Dividend

Article 197 provides that “Unclaimed dividends may be invested or otherwise used by the Directors for the benefit of the Company until claimed and all dividends unclaimed for 6 years after having been declared may be forfeited by the Directors for the benefit of the Company; Provided however the Directors may at any time annul such forfeiture and pay any such dividend.”

Capitalization

Article 199 provides that

“(1)	Any General Meeting may resolve that any amounts standing to the credit of the share premium account or the Capital Redemption Reserve Account or any moneys, investments or other assets forming part of the undivided profits (including profits or surplus moneys arising from the realization and, where permitted by law, from the appreciation in value of any capital assets of the Company) standing to the credit of the General Reserve, Reserve or any Reserve Fund or any other Fund of the Company or in the hands of the Company and available for dividend be capitalized:-

(a)	by the issue and distribution as fully paid up, of shares and if and to the extent permitted by the Act, of debentures, debenture-stock, bonds or other obligations of the Company, or

(b)	by crediting shares of the Company which may have been issued and are not fully paid up, with the whole or any part of the sum remaining unpaid thereon.

Provided that any amounts standing to the credit of the share premium account or the Capital Redemption Reserve Account shall be applied only in crediting the payment of capital on shares of the Company to be issued to members (as herein provided) as fully paid bonus shares. Provided further that notwithstanding anything contained hereinabove, any amounts standing to the credit of the Securities Premium Account may also be utilised (other than for Capitalisation), in accordance with the provisions of law.

(2)	Such issue and distribution under (1)(a) above and such payment to credit to unpaid share capital under (1)(b) above shall be made to, among and in favour of the members or any class of them or any of them entitled thereto and in accordance with their respective rights and interests and in proportion to the amount of capital paid up on the shares held by them respectively in respect of which such distribution under (1)(a) or payment under (1)(b) above shall be made on the footing that such members become entitled thereto as capital.

(3)	The Directors shall give effect to any such resolution and apply such portion of the profits, General Reserve, Reserve or Reserve Fund or any other Fund or account as aforesaid as may be required for the purpose of making payment in full for the shares, debentures or debenture-stock, bonds or other obligations of the Company so distributed under (1)(a) above or (as the case may be) for the purpose of paying, in whole or in part, the amount remaining unpaid on the shares which may have been issued and are not fully paid up under (1)(b) above provided that no such distribution or payment shall be made unless recommended by the Directors and if so recommended such distribution and payment shall be accepted by such members as aforesaid in full satisfaction of their interest in the said capitalized sum.

(4)	For the purpose of giving effect to any such resolution the Directors may settle any difficulty which may arise in regard to the distribution or payment as aforesaid as they think expedient and in particular they may issue fractional certificates and may fix the value for distribution of any specific assets and may determine that cash payments be made to any members on the footing of the value so fixed and may vest any such cash, shares, debentures, debenture-stock, bonds or other obligations in trustees upon such trusts for the persons entitled thereto as may seem expedient to the Directors and generally may make such arrangement, for the acceptance, allotment and sale of such shares, debentures, debenture-stock, bonds or other obligations and fractional certificates or otherwise as they may think fit.

(5)	When deemed requisite a proper contract shall be filed in accordance with the Act and the Board may appoint any person to sign such contract on behalf of the members entitled as aforesaid and such appointment shall be effective.”

Capitalization in respect of partly paid up shares

Article 200 provides that “Subject to the provisions of the Act and these Articles in cases where some of the shares of the Company are fully paid and others are partly paid, only such capitalization may be effected by the distribution of further shares in respect of the fully paid shares, and by crediting the partly paid shares with the whole or part of the unpaid liability thereon but so that as between the holders of the fully paid up shares, and the partly paid shares the sums so applied in the payment of such further shares and in the extinguishment or diminution of the liability on the partly paid shares shall be so applied pro rata in proportion to the amount then already paid or credited as paid on the existing fully paid and partly paid shares respectively.”

INDEMNITY AND RESPONSIBILITY

Article 230 provide that

“(a)	Subject to the provisions of Section 201 of the Act, every Director of the Company or of the Managing Agents, Manager, Secretary and other officer or employee of the Company shall be indemnified by the Company against and it shall be the duty of the Directors out of the funds of the Company to pay all costs, losses and expenses (including travelling expenses) which any such Director, Director of the Managing Agents, officer or employee may incur or become liable to by reason of any contract entered into or act or deed done by him as such Director, officer or servant or in any way in the discharge of his duties.

(b)	Subject as aforesaid every Director, Managing Director, member of the Managing Agents Company, Manager, Secretary or other officer or employee of the Company shall be indemnified against any liability incurred by him in defending any proceedings whether civil or criminal in which judgement is given in his favour or in which he is acquitted or in connection with any application under Section 633 of the Act in which relief is given to him by the Court.”

Not responsible for act of others

“Subject to the provisions of Section 201 of the Act no Director or Directors of the Managing Agents responsible for or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other acts of others Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, company or corporation with whom any moneys, securities or effects shall be entrusted or deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss or damage or misfortune whatever, which shall happen in the execution of the duties of his office or in relation thereto, unless the same happen through his own dishonesty.”

MATERIAL CONTRACTS AND DOCUMENTS FOR INSPECTION

The following contracts (not being contracts entered in to in the ordinary course of business carried on by the Company or entered into more than two years before the date of this Letter of Offer) which are or may be deemed material have been entered or are to be entered in to by the Company. These Contracts and also the documents for inspection referred to hereunder, may be inspected at the Registered Office of the Company situated at Bombay House, 24, Homi Mody Street, Mumbai 400 001, from 10.00 a.m. to 1.00 p.m., on working days, from the date of this Letter of Offer until the date of closure of the Issue.

(A) MATERIAL CONTRACTS

1.	Mandate Letter dated September 15, 2008 received from the Company appointing JM Financial Consultants Private Limited, ICICI Securities Limited, Citigroup Global Markets India Private Limited and J.P. Morgan India Private Limited to act as Lead Managers to the Issue.

2.	Memorandum of Understanding dated September 15, 2008 entered into with the Lead Managers to the Issue.

3.	Letter dated June 24, 2008 received from Intime Spectrum Registry Limited offering their services to act as Registrars to the Issue.

4.	Memorandum of Understanding dated September 1, 2008 entered into with the Registar to the Issue

5.	Monitoring Agency letter dated August 27, 2008 entered into between the Company and SICOM Limited.

(B) DOCUMENTS

1.	Memorandum and Articles of Association of the Company.

2.	Certificate of Incorporation of the Company dated September 1, 1945.

3.	Consents of the Directors, Company Secretary, Auditors, Lead Managers to the Issue, Bankers to the Issue, Registrar to the Issue and Monitoring Agency to include their names in the Letter of Offer to act in their respective capacities.

4.	Shareholders Resolution passed at the Annual General Meeting held on July 24, 2008 appointing Deloitte Haskins & Sells as statutory auditors of the Company.

5.	Copy of the Resolutions of the Board of Directors dated May 28, 2008 and August 20, 2008 and Resolution of the Committee of Directors dated September 2, 2008 approving this Issue

6.	Sale and Purchase Agreement dated March 25, 2008 between the Company, Ford Motor Company and JaguarLandRover Limited for the acquisition of Jaguar Land Rover.

7.	Letter from Deloitte Haskins & Sells confirming Tax Benefits as mentioned in this Letter of Offer.

8.	The Report of the Auditors, Deloitte Haskins & Sells as set out herein dated September 15, 2008 in relation to the restated financials of the Company for the last five years.

9.	Annual Reports of the Company as also that of Subsidiaries (wherever applicable) for the last five financial years.

10.	Agreement dated August 14, 2006, and amended agreement dated July 25, 2008 between the Company and Mr. Ravi Kant, Managing Director.

11.	In-principle listing approval dated September 5, 2008 and September 12, 2008 from the BSE and NSE respectively.

12.	Due Diligence Certificate from Lead Managers.

13.	Tripartite Agreement dated December 9, 1997 between the Company, NSDL & TSR Darashaw Limited for offering depository option to the investors.

14.	Tripartite Agreement dated September 27, 1999 between the Company, CDSL & TSR Darashaw Limited for offering depository option to the investors.

15.	Letters dated August 22, 2008 from the Company to NSDL & CDSL to allot an ISIN for the ‘A’ Ordinary Shares to be issued by the Company.

DECLARATION

No statements made in this Letter of Offer shall contravene any of the provisions of the Companies Act and the rules made thereunder. All the legal requirements connected with the said issue as also the guidelines, instructions etc. issued by SEBI, Government and any other Competent Authority in this behalf have been duly complied with.

SIGNED BY ALL THE DIRECTORS OF THE COMPANY

Ratan N Tata

Non-Executive Chairman

N A Soonawala

Non Independent, Non-Executive Director

J J Irani

Non Independent, Non-Executive Director

V R Mehta

Independent, Non-Executive Director

R Gopalakrishnan

Non Independent, Non-Executive Director

N N Wadia

Independent, Non-Executive Director

S M Palia

Independent, Non-Executive Director

R A Mashelkar

Independent, Non-Executive Director

P M Telang

Non Independent, Executive Director

Nasser Munjee

Independent, Non-Executive Director

Subodh Bhargava

Independent, Non-Executive Director

Ravi Kant,
Managing Director & Chief Executive Officer

C Ramakrishnan Chief Financial Officer

Place: Mumbai

Date: September 18, 2008